Form 10-K, Exhibit 13
period 1993-12-31
MONSANTO CO
filed 1994-03-15
CIK 67686

                                                                     EXHIBIT 13

FINANCIAL TABLE OF CONTENTS
MANAGEMENT REPORT,                                                                     20
AUDIT COMMITTEE REPORT,                                                                21
INDEPENDENT AUDITORS' OPINION                                                          21
STATEMENT OF CONSOLIDATED INCOME                                                       22
STATEMENT OF CONSOLIDATED FINANCIAL POSITION                                           36
STATEMENT OF CONSOLIDATED CASH FLOW                                                    38
STATEMENT OF CONSOLIDATED SHAREOWNERS' EQUITY                                          42
NOTES TO FINANCIAL STATEMENTS                                                          43
FINANCIAL SUMMARY                                                                      52


MANAGEMENT REPORT

Monsanto Company's management is responsible for the fair presentation and consistency, in accordance with generally accepted accounting principles, of all the financial information included in this annual report. Where necessary, the information reflects management's best estimates and judgments.

Management is also responsible for maintaining a system of internal accounting controls with the objectives of providing reasonable assurance that Monsanto's assets are safeguarded against material loss from unauthorized use or disposition and that authorized transactions are properly recorded to permit the preparation of accurate financial information. Cost/benefit judgments are an important consideration in this regard. The effectiveness of internal controls is maintained by personnel selection and training, division of responsibilities, establishment and communication of policies, and ongoing internal review programs and audits.

Management believes that Monsanto's system of internal accounting controls as of Dec. 31, 1993, is effective and adequate to accomplish the objectives described above.




Richard J. Mahoney                      Francis A. Stroble
Chairman and                            Senior Vice President and
Chief Executive Officer                 Chief Financial Officer

Feb. 25, 1994

AUDIT COMMITTEE REPORT

The audit committee is composed of six nonemployee members of the board of directors and met five times during 1993. The committee reviews and monitors Monsanto's internal accounting controls, financial reports, accounting practices, and the scope and effectiveness of the audits performed by the independent auditors and internal auditors. The committee also recommends to the full board of directors the appointment of Monsanto's principal independent auditors, and it approves in advance all significant audit and nonaudit services provided by such auditors. As ratified by shareowner vote at the 1993 annual meeting, Deloitte & Touche were appointed independent auditors to examine, and to express an opinion as to the fair presentation of, the consolidated financial statements.
This opinion follows.

The audit committee discusses audit and financial reporting matters with representatives of the company's financial management, its internal auditors and Deloitte & Touche. The internal auditors and Deloitte & Touche meet with the committee, with and without management representatives present, to discuss the results of their examinations, the adequacy of Monsanto's internal accounting controls, and the quality of its financial reporting. The committee encourages the internal auditors and Deloitte & Touche to communicate directly with the committee.

The audit committee has reviewed the financial section of this annual report. Pursuant to the recommendation of the committee, the board of directors has approved the financial section.




Buck Mickel
Chairman, Audit Committee

Feb. 25, 1994

Unless otherwise indicated by the context, "Monsanto" means Monsanto Company and consolidated subsidiaries, and "the company" means Monsanto Company only. All dollars are in millions, except per share data.



INDEPENDENT AUDITORS' OPINION

To the Shareowners of Monsanto Company:

We have audited the accompanying statement of consolidated financial position of Monsanto Company and Subsidiaries as of Dec. 31, 1993 and 1992, and the related statements of consolidated income, shareowners' equity and cash flow for each of the three years in the period ended Dec. 31, 1993. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly in all material respects the financial position of Monsanto Company and Subsidiaries at Dec. 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended
Dec. 31, 1993, in conformity with generally accepted accounting principles.

As discussed in the Notes to Financial Statements, in 1992 Monsanto changed its methods of accounting for postretirement benefits other than pensions and for income taxes.



DELOITTE & TOUCHE
Deloitte & Touche
St. Louis, Missouri

Feb. 25, 1994

STATEMENT OF CONSOLIDATED INCOME
(Dollars in millions, except per share)                                       1993        1992        1991
- ----------------------------------------------------------------------------------------------------------
NET SALES                                                                   $7,902      $7,763      $7,936
Cost of goods sold                                                           4,564       4,710       4,519
- ----------------------------------------------------------------------------------------------------------
GROSS PROFIT                                                                 3,338       3,053       3,417

Marketing expenses                                                           1,199       1,115       1,042
Administrative expenses                                                        548         487         530
Technological expenses                                                         695         720         680
Amortization of intangible assets                                               81         237         233
Restructuring expenses -- net                                                    5         436         457
- ----------------------------------------------------------------------------------------------------------

OPERATING INCOME                                                               810          58         475

Interest expense                                                              (129)       (169)       (166)
Interest income                                                                 40          43          64
Other income (expense) -- net                                                    8        (106)        (19)
- ----------------------------------------------------------------------------------------------------------
INCOME (LOSS) FROM CONTINUING OPERATIONS
     BEFORE INCOME TAXES                                                       729        (174)        354
Income taxes                                                                   235         (48)        116
- ----------------------------------------------------------------------------------------------------------
INCOME (LOSS) FROM CONTINUING OPERATIONS                                       494        (126)        238
- ----------------------------------------------------------------------------------------------------------
DISCONTINUED OPERATIONS:
Income from Fisher Controls                                                                 24          58
Gain on sale of Fisher Controls                                                            554
- ----------------------------------------------------------------------------------------------------------
INCOME FROM DISCONTINUED OPERATIONS                                                        578          58
- ----------------------------------------------------------------------------------------------------------
INCOME BEFORE ACCOUNTING CHANGES                                               494         452         296
CUMULATIVE EFFECT OF ACCOUNTING CHANGES:
Postretirement Benefits Other Than Pensions                                               (658)
Income Taxes                                                                               118
- ----------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                                           $  494      $  (88)     $  296
- ----------------------------------------------------------------------------------------------------------

EARNINGS PER SHARE:
Income (Loss) from Continuing Operations                                    $ 4.10      $(1.01)     $ 1.87
Discontinued Operations                                                                   4.68        0.46
Accounting Changes                                                                       (4.38)
- ----------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                                           $ 4.10      $(0.71)     $ 2.33
- ----------------------------------------------------------------------------------------------------------

The above statement should be read in conjunction with pages 43 through 51 of this report. Previously reported amounts have been reclassified to present Fisher Controls as discontinued operations.

KEY FINANCIAL STATISTICS                                                      1993        1992        1991
- ----------------------------------------------------------------------------------------------------------
AS A PERCENT OF NET SALES:
Gross Profit                                                                    42%         39%         43%
Marketing, Administrative
  and Technological Expenses                                                    31          30          28
Research and Development Expenses                                                8           8           8
Operating Income                                                                10           1           6
Income (Loss) from Continuing Operations                                         6          (2)          3
Net Income (Loss)                                                                6          (1)          4

EFFECTIVE INCOME TAX RATE                                                       32         (28)         33
RETURN ON SHAREOWNERS' EQUITY                                                 16.9        (2.6)        7.6
- ----------------------------------------------------------------------------------------------------------

REVIEW OF CONSOLIDATED RESULTS OF OPERATIONS

OPERATING RESULTS IN 1993 WERE STRONG

In 1993, Monsanto Company's operating results improved substantially from 1992 earnings. The Agricultural Group continued its impressive growth, fueled by record sales volumes for Roundup(R) herbicide. Savings from cost reduction and working capital reduction efforts, coupled with slightly higher sales volumes, led to increased earnings in The Chemical Group. Searle's performance improved as sales from new products and significant cost savings from restructuring more than offset new-product launch costs and the effect of generic competition on sales of the Calan(R) family of calcium channel blockers in the United States. The NutraSweet Company, which completed its first postpatent year for NutraSweet(R) brand sweetener in the United States, showed continued growth in sales volumes and improved earnings in 1993.

Net income for 1993 was $494 million, or $4.10 per share, compared with a net loss of $88 million, or $0.71 per share, in 1992. Results in both years were significantly affected by numerous unusual events.

In December 1993, the board of directors approved a small reserve to cover the sale or exit from certain nonstrategic products, the withdrawal from the pyridine research program in The Agricultural Group, and the consolidation of some manufacturing capacity. The net aftertax expense related to these actions was $7 million, or $0.06 per share, and principally affected The Agricultural and Chemical Groups. It is anticipated that the effect of these actions will generate future pretax cash inflows and benefit future operating income by approximately $25 million on an annual basis.

In March 1993, Monsanto received reimbursement from insurance companies of various costs associated with damage to a manufacturing site of a raw material for Roundup herbicide. The settlement resulted in a $22 million aftertax gain, or $0.18 per share. These costs had been expensed in 1992 pending resolution of the claim.

A planned inventory reduction in The Chemical Group benefited 1993 net income by $19 million, or $0.16 per share, as a result of last-in, first-out (LIFO) accounting for those inventories.

In 1992, Monsanto continued its restructuring program, which primarily affected Searle, and resulted in a one-time aftertax expense of $425 million, or $3.44 per share. The Fisher Controls business was sold in 1992, which resulted in an aftertax gain of $554 million, or $4.49 per share. Net income in 1992 also included $24 million, or $0.19 per share, in partial-year earnings from Fisher Controls' operations prior to the sale of this subsidiary.

In addition, Monsanto implemented new accounting rules related to postretirement benefits and income taxes in 1992, which resulted in a net one-time aftertax charge of $540 million, or $4.38 per share.

Other unusual items in 1992 totaled an aftertax expense of $47 million, or $0.38 per share. These items principally were costs incurred from damage in January 1992 to a manufacturing unit that produces a raw material for Roundup herbicide and the settlement in the second quarter of 1992 of certain lawsuits related to the Brio Superfund site.

Without the unusual events in 1993 and 1992, net income for 1993 would have been $460 million, compared with $346 million for the prior year, an increase of 33 percent. Earnings per share in 1993 would have been $3.82, a 36 percent increase from 1992 earnings per share.

NET SALES SLIGHTLY HIGHER

Net sales in 1993 were 2 percent higher than those in the prior year, led by increases in net sales for The Agricultural Group and Searle. Net sales for The Chemical Group declined slightly despite higher sales volumes, and NutraSweet's net sales declined, as expected, due to lower average pricing prompted by the expiration of the U.S. aspartame-use patent in December 1992. (Monsanto's brand name for aspartame is NutraSweet brand sweetener.)

Net sales for The Agricultural Group grew 17 percent from those in 1992, due primarily to a 24 percent increase in worldwide sales volumes for Roundup herbicide from last year. Rapid worldwide adoption of conservation tillage techniques by farmers, the effects of the late, wet spring in the United States, and pricing and new end-use strategies contributed to this sales volume increase. Searle's net sales growth was led by new product introductions in the United States, principally Daypro(R), a once-daily arthritis treatment, and Ambien(R), a short-term treatment for insomnia. Sales from these and other new product introductions more than offset lower sales of Calan, which resulted from generic competition in the United States. The Chemical Group's net sales for 1993 were slightly lower, as sales volume increases in the United States were offset by lower worldwide average selling prices. The lower selling prices were principally due to the recessionary climate in Europe and Japan. In NutraSweet's first year following expiration of its aspartame-use patent in the United States, net sales declined, as expected, because of lower average selling prices.

However, aspartame sales volumes grew 6 percent from volumes last year.

Net sales in markets outside the United States represented 40 percent of Monsanto's 1993 net sales, about the same percentage as last year.


OPERATING RESULTS WERE HIGHER

Operating income was $810 million in 1993, compared with $58 million in operating income in 1992. Excluding the $61 million in pretax unusual items in 1993 and the $624 million in pretax restructuring and unusual charges in 1992, operating income would have increased by approximately $67 million in 1993. Operating results in 1993 benefited from strong sales volume gains from certain products, lower raw material prices, and the effect of cost reduction efforts. These increases in operating income were partially offset by the effect of lower selling prices in all units and by substantial new product introduction costs at Searle.

Excluding the 1993 and 1992 restructuring charges and unusual items, operating results improved for all business segments. The Agricultural
Group in 1993 benefited from significantly higher worldwide sales volumes for Roundup(R) herbicide and from lower manufacturing costs. Operating results for The Chemical Group benefited from lower raw material costs, cost reduction efforts, and increased demand in the United States.
Operating results for Searle improved as a result of cost savings from restructuring and from higher net sales. These factors more than offset substantial costs of new product introductions and the effect of generic competition on sales of Calan(R) calcium channel blocker in the United States. NutraSweet's improved operating income in 1993 resulted from increased aspartame sales volumes, and from reduced operating and amortization expenses, which combined to offset lower postpatent prices in the United States for NutraSweet(R) brand sweetener.

Marketing and administrative expenses increased in 1993, principally due to the aforementioned product launch costs incurred by Searle, higher costs associated with various employee incentive programs, and operating expenses of the acquired Ortho lawn-and-garden products business. Amortization of intangible assets declined because of the expiration of NutraSweet's U.S. aspartame-use patent in December 1992. Interest expense in 1993 fell 24 percent, primarily due to lower average debt levels. "Other income (expense) -- net" increased in 1993, principally because of lower currency losses and higher income from equity affiliates. The 1992 amount included a write-down of investments to market value.

PRINCIPAL FINANCIAL TARGET REMAINS 20 PERCENT RETURN ON EQUITY

Management's principal financial target is to reach and sustain a 20 percent return on shareowners' equity (ROE). The ROE for 1993 was 16.9 percent, compared with a negative ROE of 2.6 percent in 1992. The negative 1992 ROE was due to the previously discussed 1992 restructuring actions, accounting changes and unusual events. The company is realizing benefits from previous restructuring actions and continues to believe the 20 percent ROE target is appropriate.

PRODUCT DEVELOPMENT AND COMMERCIALIZATION ARE TOP PRIORITIES

New product development and commercialization continue to be strategic priorities for Monsanto. For example, Posilac(R) bovine somatotropin (BST) was approved for sale in the United States by the Food and Drug Administration in November 1993. Research and development (R&D) expenditures were $626 million in 1993, or 8 percent of net sales, a level that reflects management's strong, long-term commitment to R&D. The discovery and development of pharmaceutical and agricultural products continue to be the focus of much of these expenditures. Research in existing product technologies and new product applications also continues across all business units. Additionally, Monsanto's research program includes acquisition of new technologies through licensing. The result is that Monsanto has many potential products in the R&D pipeline, several of which should be commercialized in the next few years.

PRIOR YEAR REVIEW

Monsanto recorded a net loss of $88 million, or $0.71 per share, in 1992 which was affected by several nonrecurring actions. Bright spots in 1992 were the completion of major NutraSweet customer contracts, and government approval in important markets of several new Searle products. Successful marketing programs and good weather conditions also led to strong growth in sales volumes for Roundup(R) herbicide and for Lasso(R) herbicide and other acetanilide herbicides.

In November 1992, the board of directors approved a series of actions in operating and staff units designed to make worldwide operations more focused, productive and cost-effective. These actions resulted in a one-time aftertax expense of $425 million, or $3.44 per share, in the fourth quarter of 1992. Other unusual items in 1992 totaled an aftertax expense of $47 million, or $0.38 per share. These items included costs incurred from damage in January 1992 to a manufacturing unit that produces a raw material for Roundup herbicide and the settlement in the second quarter of 1992 of certain lawsuits related to the Brio Superfund site.

In October 1992, Monsanto sold Fisher Controls for $1,275 million in cash and realized an aftertax gain of $554 million, or $4.49 per share.

Effective Jan. 1, 1992, Monsanto adopted Statement of Financial Accounting Standards (SFAS) No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," for its retiree benefit plans, and SFAS No. 109, "Accounting for Income Taxes." The adoption of these rules resulted in a net one-time aftertax expense of $540 million, or $4.38 per share.
The incremental effect of SFAS No. 106 during 1992 decreased operating income by $45 million and income from continuing operations by $29 million, or $0.23 per share.

Net sales in 1992 declined from those in 1991, as higher sales volumes from continuing businesses did not offset the lack of sales from divested businesses and lower selling prices in all operating units.

The Agricultural Group's 1992 net sales were 2 percent below the prior year's net sales. However, net sales benefited from its pricing and new end-use strategies; farmers' conversion to conservation tillage; and, on balance, good weather conditions in many key markets, especially North America. Glyphosate sales volumes increased 16 percent worldwide compared with those in 1991. Sales volumes for Lasso herbicide grew 8 percent from those in 1991.

The Chemical Group's net sales declined in 1992 compared with those in 1991, because of the lack of sales from divested businesses and lower average selling prices worldwide, principally due to the poor economic conditions in Western Europe, Japan and the former Soviet Union. Sales volumes in the United States gradually improved in 1992 as North American housing starts and automobile production levels increased from the depressed 1991 levels.

Searle's net sales in 1992 were slightly below sales in the prior year.
Sales of Calan(R) declined 10 percent, primarily due to lower selling prices resulting from higher rebates to state Medicaid programs and from the continued shift in demand from retail pharmacies to managed health care providers, coupled with the negative effect of generic competition for the sustained-release form of Calan. However, sales of Canderel(R) tabletop sweetener, made with NutraSweet(R) brand sweetener and sold outside the United States, increased 7 percent compared with those in 1991. In addition, Searle benefited from sales of new products.

NutraSweet's net sales declined 8 percent in 1992 due to lower average selling prices, partially offset by slightly higher aspartame sales volumes. NutraSweet's average aspartame selling price declined, as expected, as NutraSweet approached the December 1992 expiration of its aspartame-use patent in the United States.

Operating income was $58 million in 1992, a decline of 88 percent compared with 1991 operating income. Excluding 1992 and 1991 restructuring and unusual charges, operating results in 1992 declined for all business segments except The Agricultural Group. The core businesses of The Agricultural Group benefited from significantly higher sales volumes for Roundup and Lasso herbicides, lower manufacturing costs and cost savings from previous restructuring actions. Operating results in 1992 for The Chemical Group were hurt by lower selling prices and $26 million of incremental SFAS No. 106 costs. These factors were partially offset by lower raw material costs and higher sales volumes. Operating income for Searle decreased in 1992, primarily because of costs to launch Maxaquin(R) quinolone anti-infective agent in the United States, expansion of the U.S. sales force to support Maxaquin and other anticipated new product launches, and lower selling prices. NutraSweet's operating income was adversely affected by lower selling prices, but benefited from cost savings from the 1991 reorganization.

Marketing expenses increased 7 percent in 1992, principally from product launch costs incurred by Searle. Administrative expenses decreased 8 percent due to cost savings resulting from restructuring programs in prior years and from lower incentive compensation.

The loss in "Other income (expense) -- net" in 1992 was larger than in the previous year, principally due to the 1992 write-down of investments to market value and higher currency losses.

ANALYSIS OF CHANGE IN EARNINGS PER SHARE -- BETTER (WORSE)
                                                           1993 vs. 1992         1992 vs. 1991
                                                           -------------         -------------
SALES-RELATED FACTORS:
Selling prices                                                $(1.90)               $(1.47)
Sales volumes and mix                                           1.33                  0.66
- ------------------------------------------------------------------------------------------
Total Sales-Related Factors                                    (0.57)                (0.81)
- ------------------------------------------------------------------------------------------
COST-RELATED FACTORS:
Raw material costs                                              0.39                  0.26
Manufacturing capacity utilization                              0.01                  0.15
Other manufacturing costs                                       0.23                 (0.09)
Marketing, administrative
  and technological expenses                                   (0.43)                (0.50)
Amortization of intangible assets                               0.85                 (0.02)
- ------------------------------------------------------------------------------------------
Total Cost-Related Factors                                      1.05                 (0.20)
- ------------------------------------------------------------------------------------------
Interest expense                                                0.20                 (0.02)
Interest income                                                (0.02)                (0.10)
Other income (expense) -- net                                   0.20                 (0.06)
Change in income taxes                                          0.19                 (0.34)
Change in shares outstanding                                    0.10                  0.10
- ------------------------------------------------------------------------------------------
Change in Earnings per Share
    Before Other Factors                                        1.15                 (1.43)
- ------------------------------------------------------------------------------------------
OTHER FACTORS:
Restructuring and other unusual actions                         4.10                 (1.22)
Gain on sale of Fisher Controls                                (4.49)                 4.49
Divestitures                                                   (0.33)                (0.27)
Accounting change for postretirement
  benefits                                                      5.34                 (5.57)
Accounting change for income taxes                             (0.96)                 0.96
- ------------------------------------------------------------------------------------------
Total Other Factors                                             3.66                 (1.61)
- ------------------------------------------------------------------------------------------
Change in Earnings per Share                                  $ 4.81                $(3.04)
- ------------------------------------------------------------------------------------------

                       [Selling Price Index Graph]

The index of selling prices declined in 1993. This was primarily due to the effect of The NutraSweet Company's lower average selling prices in its first full year following expiration of its aspartame-use patent in the United States. Refer to the discussion of the operating unit segment data for NutraSweet on pages 32 and 33.

                       [Sales Volume Index Graph]

The sales volume index increase in 1993 was led by a 24 percent increase in worldwide sales volumes for Roundup(R) herbicide from those last year and from moderate sales volume increases at Searle. Refer to the discussion of the operating unit segment data for The Agricultural Group on pages 28 through 29, and for Searle on pages 31 through 32.

                     [Raw Material Cost Index Graph]

The Chemical Group primarily benefited from the lower raw material cost index in 1993. Refer to the discussion of the operating unit segment data for The Chemical Group on pages 29 through 30.

OPERATING UNIT SEGMENT DATA
                                                                              Operating                            Research
                                            Net Sales                  Income (Loss)(1)                     and Development
- ---------------------------------------------------------------------------------------------------------------------------
                             1993       1992     1991          1993      1992      1991          1993       1992       1991
                            ------     ------   ------        -----     -----     -----         -----      -----      -----
The Agricultural Group     $1,967     $1,676   $1,711         $ 400     $ 242     $ 394         $ 152      $ 152      $ 146
The Chemical Group          3,684      3,705    3,740           331        91      (157)          113        112        108
Searle                      1,546      1,503    1,531           (13)     (288)      122           305        332        307
The NutraSweet Company        705        879      954           145        72       173            42         44         41
Corporate                                                       (53)      (59)      (57)           14         11          8
- ---------------------------------------------------------------------------------------------------------------------------
Total                      $7,902     $7,763   $7,936         $ 810     $  58     $ 475         $ 626      $ 651      $ 610
- ---------------------------------------------------------------------------------------------------------------------------

                                                                                Capital                          Depreciation
                                         Total Assets                      Expenditures                      and Amortization
- -----------------------------------------------------------------------------------------------------------------------------
                             1993       1992     1991          1993      1992      1991          1993        1992        1991
                           ------     ------   ------         -----     -----     -----        ------      ------      ------
The Agricultural Group     $2,166     $1,680   $1,598         $ 109     $ 136     $  93        $  129      $  112      $  105
The Chemical Group          3,146      3,236    3,164           224       290       300           263         301         272
Searle                      2,145      2,435    2,385            72       110       101           119         116         102
The NutraSweet Company        910        934    1,155            30        49        58            59         234         233
Corporate                     273        800      294             2         1         2             2           2           2
Fisher Controls                                   631
- -----------------------------------------------------------------------------------------------------------------------------
Total                      $8,640     $9,085   $9,227         $ 437     $ 586     $ 554        $  572      $  765      $  714
- -----------------------------------------------------------------------------------------------------------------------------

Amounts for 1992 and 1991 have been restated from those previously reported for the reclassification of expenses and assets estimated to be attributable to biotechnology product discovery. In 1993, these expenses and assets were charged to the respective business units to reflect the current organizational structure.

(1) Operating income was affected by the 1993, 1992 and 1991 restructurings and other unusual items as follows:

                                                          Income (Expense)
                                                     -------------------------
Operating Unit:                                       1993      1992      1991
                                                     -----     -----     -----
   The Agricultural Group                            $  (3)    $(135)    $  30
   The Chemical Group                                   74      (148)     (478)
   Searle                                                3      (265)
   The NutraSweet Company                              (12)      (70)
   Corporate                                            (1)       (6)       (9)
                                                     -----     -----     -----
Total                                                $  61     $(624)    $(457)
                                                     -----     -----     -----

Although inflation is relatively low in most of Monsanto's major markets, it continues to affect operating results. To mitigate the effect of inflation, Monsanto has implemented measures to control costs, to improve productivity, to manage new fixed and working capital, and to raise selling prices where government regulations and competitive conditions permit. In addition, it is estimated that the current cost of replacing certain assets is greater than their historical cost presented in the financial statements. Accordingly, the depreciation expense reported in the Statement of Consolidated Income would be greater if the expense was stated on a current cost basis.

Sales among operating units were not significant. Certain corporate expenses, primarily those related to the overall management of Monsanto, were not allocated to the operating units or geographic areas. Corporate assets primarily include investments in affiliates and a portion of the cash balance.

                   [1993 Net Sales Graph]

The principal factors that accounted for the operating units' performances in 1993 and 1992, along with the factors that are expected to affect operating results in the near term, are described on the following pages.

THE AGRICULTURAL GROUP
                                                                1993           1992        1991
- -----------------------------------------------------------------------------------------------
Net Sales:
  Crop chemicals                                              $1,936         $1,647      $1,551
  Animal sciences                                                 31             29         160
- -----------------------------------------------------------------------------------------------
Total                                                         $1,967         $1,676      $1,711
Operating Income                                                 400            242         394
- -----------------------------------------------------------------------------------------------

The Agricultural Group is a leading worldwide producer and marketer of herbicides, including Roundup(R), Lasso(R), Bullet(R),
Harness(R), Micro-Tech(R), Far-Go(R), Avadex(R) and Machete(R) herbicides. More than half of the unit's herbicide net sales are made in markets outside the United States. Weather conditions in the agricultural markets throughout the world affect sales volumes.

            [Agricultural Group Net Sales Graph]

The Agricultural Group's operating performance in 1993 was strong, excluding the effect on operating income from the unusual items discussed below.

Net sales for The Agricultural Group in 1993 were 17 percent higher than those in 1992. Operating income increased $158 million, or 65 percent.
The increase in operating income was affected by unusual items occurring in both 1993 and 1992. An unusual item included in 1993 operating income was a $35 million pretax gain resulting from reimbursement by insurance companies of various costs incurred in 1992 from damage to a manufacturing site that produces a key raw material for Roundup herbicide.
These costs had been expensed in 1992 pending resolution of the claim. Other unusual items in 1993 were $38 million in net charges primarily related to the withdrawal from the pyridine research program. The unusual items included in 1992 operating income were $63 million in restructuring charges and other items, principally related to employment reductions; a $42 million loss associated with the above-mentioned costs incurred from damage to a manufacturing site of a raw material for Roundup herbicide; and a $30 million charge for the write-down of certain bovine somatotropin (BST) inventories because of shelf-life expiration.

The principal factors for the change in operating income were:
                                                                Better (Worse)
                                                            -----------------------
                                                            1993 vs.       1992 vs.
                                                              1992           1991
                                                            --------       --------
Selling prices                                               $ (60)         $ (64)
Sales volumes and mix                                          157             95
Raw material and other
  manufacturing costs                                           24             38
Restructuring and other charges                                 25            (93)
Glyphosate plant damage costs                                   42            (42)
Insurance settlement                                            35
Inventory write-down                                            30            (30)
Divestitures                                                                  (30)
Other (primarily
  volume-related expenses)                                     (95)           (26)
                                                             -----          -----
Change in operating income                                   $ 158          $(152)
                                                             -----          -----

Worldwide sales volumes for Roundup glyphosate-based herbicide improved 24 percent from last year's sales volumes, reflecting strong demand in most key worldwide markets. The rapid worldwide adoption of conservation tillage techniques by farmers; the effects of the late, wet spring in the United States; and good weather conditions, on balance, in many other key markets contributed to this sales volume increase. The decline in selling prices, principally in the ex-U.S. markets on certain glyphosate products, continued to benefit glyphosate sales volumes by making the herbicide cost-effective for weed control in a broader range of crop and industrial uses. The effect on operating income of increased glyphosate sales volumes exceeded the effect of lower selling prices.

While 1993 sales benefited from the Ortho lawn-and-garden products business, operating income was hurt by the dilutive effect of that acquisition. This business has a higher concentration of sales in the first half of the year.

Expenditures in 1993 for Posilac(R) bovine somatotropin (BST), which was approved for sale in the United States by the Food and Drug Administration
(FDA) in November 1993, continued to adversely affect financial results.

PRIOR YEAR REVIEW

The Agricultural Group's 1992 net sales were 2 percent below sales in the prior year. However, excluding the 1991 sales of the subsequently divested animal feed ingredients business, 1992 net sales for The Agricultural Group would have been 6 percent higher than sales in 1991.

Operating income in 1992 was $242 million. Unusual items in 1992 operating income were a $42 million loss associated with damage to a manufacturing site of a raw material for Roundup herbicide; a $30 million charge for the write-down of certain BST inventories because of shelf-life expiration; and $63 million in restructuring charges and other items, principally related to employment reductions.

Worldwide sales volumes for glyphosate herbicides increased 16 percent and benefited from pricing and new end-use strategies; farmers' conversion to conservation tillage; and good weather conditions, on balance, in many key markets, especially North America. The reductions in selling prices, principally in the United States on certain glyphosate products, continued to benefit glyphosate sales volumes by making the herbicide cost-effective for weed control for a broader range of crop and industrial uses. The effect on operating income of the increased glyphosate sales volumes exceeded the effect of lower selling prices.

AGRICULTURAL GROUP OUTLOOK

Patents protecting glyphosate herbicide in various countries expired in 1991, while compound per se patent protection for the active ingredient in Roundup(R) herbicide continues in the United States until the year 2000. Management expects that manufacturing process patents that are important to Monsanto's cost position will help maintain our competitive position after the expiration of the other patents.

The Agricultural Group has a significant number of new products in the research and development pipeline, some of which should be commercialized in the next few years. The focus continues to be on a number of chemical and biotechnology-related products.

Net sales and operating income in 1994 are expected to benefit from the May 1993 acquisition of the Ortho lawn-and-garden products business, which has a higher concentration of sales in the first half of the year.

Posilac(R) bovine somatotropin was approved for sale in the United States by the FDA in November 1993. Commercial sales of Posilac began Feb. 4, 1994, after the expiration of a 90-day moratorium imposed by the U.S. Congress. Posilac offers significant value to the dairy industry through the reduction of milk production costs, but it continues to meet opposition from certain groups.

THE CHEMICAL GROUP
                                                             1993           1992         1991
- ---------------------------------------------------------------------------------------------
Net Sales:
  Fibers                                                   $1,121         $1,065       $  974
  Performance products                                        565            619          648
  Plastics                                                    635            661          710
  Resins                                                      673            686          683
  Rubber and process chemicals                                469            471          482
  Engineered products                                         221            203          145
  Discontinued products                                                                    98
- ---------------------------------------------------------------------------------------------
Total                                                      $3,684         $3,705       $3,740
Operating Income (Loss)                                       331             91         (157)
- ---------------------------------------------------------------------------------------------

The Chemical Group produces a wide range of chemicals, plastics, fibers and other products listed in the table above. The unit's principal strengths are nylon fibers, high-performance plastics, Saflex(R) plastic interlayer, phosphorus and its derivatives, and rubber chemicals.

                   [Chemical Group Net Sales Graph]

In 1993, The Chemical Group benefited from lower raw material prices, cost reduction efforts, and an improved U.S. economy. However, The Chemical Group was adversely affected by the recession in Europe and Japan, which continued to constrict demand for chemical products.

The Chemical Group's 1993 net sales were slightly lower than net sales last year. Sales volumes increased 3 percent from sales volumes in 1992. This increase was offset by lower selling prices, principally in the Plastics and Resins Divisions. The sales volume increase in 1993 was primarily in the United States, and benefited from a stronger U.S. market for replacement carpet. Sales volumes also benefited from increased U.S. automobile production, which rebounded from 1992 levels. Various product sales volumes in Europe, Japan and the former Soviet Union declined as a result of weak demand.


Operating income in 1993 more than tripled when compared with operating income in the prior year. However, there were a number of unusual items affecting profitability in both years. Specifically, 1993 operating income benefited by $43 million in gains from the sale of several nonstrategic businesses, partially offset by expenses related to facility rationalization and other costs. Operating income in 1993 also benefited by $31 million from a planned reduction in last-in, first-out
(LIFO) inventories. In 1992, operating income was adversely affected by $77 million in restructuring expenses associated with implementing further cost-cutting actions; $41 million in costs associated with the settlement of certain litigation related to the Brio Superfund site; and $30 million in expenses related to a facility asset impairment.

An analysis of the change in operating income is provided below:
                                                                 Better (Worse)
                                                            -----------------------
                                                            1993 vs.       1992 vs.
                                                              1992           1991
                                                            --------       --------
Selling prices                                               $ (85)         $ (83)
Sales volumes and mix                                           11             25
Capacity utilization and other
  manufacturing costs                                           21            (31)
Raw material costs                                              71             46
Restructuring                                                  120            401
Asset impairment                                                30            (30)
Brio litigation settlement                                      41            (41)
Effect of inventory reduction                                   31
Other                                                           --            (39)
                                                             -----          -----
Change in operating income                                   $ 240          $ 248
                                                             -----          -----

Favorable raw material costs partially offset lower average selling prices. Capacity utilization, an important factor for The Chemical Group's profitability, was 77 percent in 1993, versus 78 percent in 1992.

The Fibers Division's net sales in 1993 were 5 percent higher than those in 1992. This strong performance was primarily due to increased nylon sales in the United States to carpet manufacturers for the home replacement carpet market and to tire producers for tire reinforcement.

The Performance Products Division's net sales were lower than those in the prior year, principally due to weak economies outside the United States.

The Plastics Division's net sales in 1993 were lower than those in 1992, primarily because of lower selling prices throughout the world. Sales volumes increased modestly from those in 1992, principally in North America and Brazil.


Worldwide sales volumes in 1993 of Saflex(R) plastic interlayer, the largest product of the Resins Division, improved slightly from 1992 sales volumes. Sales volume gains from the economic recovery in North America were offset by the depressed economic conditions in Western Europe and Japan. Market share increased in North America, led by gains in the U.S. automotive market.

Net sales for the Rubber and Process Chemicals Division showed growth in North America, Latin America and Asia. This growth was offset by the depressed economic conditions in Europe and in the former Soviet Union.

PRIOR YEAR REVIEW

In 1992, The Chemical Group was affected by the poor economic conditions in Western Europe, Japan and the former Soviet Union, and by the slow economic recovery in the United States.

The Chemical Group's net sales from continuing products for 1992 were 2 percent higher than those in 1991, as a result of a 4 percent increase in sales volumes. These volume gains were partially offset by lower selling prices, principally in the Fibers and Plastics Divisions. The sales volume increase in 1992 was primarily in the Fibers Division as U.S. housing starts rebounded from 1991 levels. However, various product sales volumes in Europe, Japan and the former Soviet Union declined as a result of weak demand.

In 1992, The Chemical Group had operating income of $91 million compared with an operating loss of $157 million in 1991. However, there were a number of unusual items affecting profitability in both years. Specifically, 1992 operating income was adversely affected by $77 million in restructuring expenses associated with implementing further cost-cutting actions; $41 million in costs associated with the settlement of certain litigation related to the Brio Superfund site; $30 million in expenses related to a facility asset impairment; and $26 million in incremental SFAS No. 106 costs. In 1991, The Chemical Group had a $478 million expense associated with the 1991 restructuring program.

CHEMICAL GROUP OUTLOOK

The Chemical Group's outlook for 1994 is for continued improvement; but the degree is difficult to predict, because the timing of the economic recovery in Western Europe and Japan is unknown, and the pace of the U.S. economic recovery is uncertain. The Chemical Group will focus on continuing cost reduction efforts and maintaining market share for strategic products with good cost positions. Sound management of environmental compliance activities is also a major focus.

SEARLE
                                                  1993        1992        1991
- ------------------------------------------------------------------------------
Net Sales                                       $1,546      $1,503      $1,531
Operating Income (Loss)                            (13)       (288)        122
- ------------------------------------------------------------------------------

Searle is a research-based, worldwide pharmaceutical business that concentrates on drugs for the treatment of cardiovascular, gastrointestinal, immuno-inflammatory and sleep disorders, and infectious diseases.

                        [Searle Net Sales Graph]

Searle's 1993 net sales were 3 percent higher compared with net sales last year. The 3 percent overall increase in net sales was driven primarily by 5 percent higher volumes, partially offset by lower net selling prices.
Sales growth from new product introductions more than offset a decline in sales of the Calan(R) family of calcium channel blockers. New product introductions included Daypro(R), a once-daily arthritis treatment, in the United States; Ambien(R), a short-term treatment for insomnia, in the United States; and Arthrotec(R), a combination of Cytotec(R) ulcer preventive drug with the nonsteroidal anti-inflammatory drug diclofenac, in the United Kingdom, Canada, Sweden and Portugal. In total, these products contributed $159 million to 1993 net sales. Net sales of Calan, sold primarily in the North American market, were $350 million, 23 percent lower than those of the prior year. This decline primarily reflected the effect of generic competition in the United States. Sales in 1993 of Maxaquin(R) quinolone anti-infective agent were almost 50 percent higher than those in 1992, the year the product was launched in the United States. But 1993 sales of Maxaquin were short of expectations because of photosensitivity issues.
Net sales of Canderel(R) tabletop sweetener, made with NutraSweet(R) brand sweetener and marketed by Searle outside the United States, were $151 million in 1993, down 4 percent from net sales in 1992. This decline was due solely to the negative effects of translating these sales into a stronger U.S. dollar.

Searle's 1993 operating loss was $13 million compared with an operating loss of $288 million in 1992. Operating results in 1993 benefited from cost savings, primarily from restructuring actions initiated in 1992. However, results were negatively affected by substantial new product introduction costs and global health care reforms. The 1992 operating loss included a $265 million pretax restructuring charge.

The principal factors for the change in operating income were:
                                                                Better (Worse)
                                                            -----------------------
                                                            1993 vs.       1992 vs.
                                                              1992           1991
                                                            --------       --------
Selling prices                                               $ (34)         $ (30)
Sales volumes and mix                                           94             39
Product rights sales                                             2            (49)
Restructuring                                                  268           (265)
Marketing, administrative and
  technological expenses                                       (31)           (97)
Other                                                          (24)            (8)
                                                             -----          -----
Change in operating income                                   $ 275          $(410)
                                                             -----          -----

Searle's investment in research and development (R&D) continues to be significant. R&D expenditures were 20 percent and 22 percent of the unit's net sales in 1993 and 1992, respectively. Future R&D spending is also expected to be significant. This level of investment reflects the commitment to product discovery and development that is aimed at securing a continuing stream of new products for Searle.

PRIOR YEAR REVIEW

Searle's net sales declined 2 percent in 1992 compared with 1991 sales.
Net sales of Calan, sold primarily in the North American market, were $456 million, 10 percent lower than sales in the prior year. This decline was due to lower selling prices and the introduction of generic competition for the sustained-release form of Calan. Continued growth of Canderel and new products, such as Maxaquin, partially offset the sales decline. Net sales of Canderel were $157 million in 1992, up 7 percent from those in 1991. Sales of new products were $93 million, led by Maxaquin, which was launched in the United States in mid-1992. Sales volumes for Cytotec increased 2 percent in 1992. However, net sales of Cytotec were approximately the same as net sales in 1991 due to increased sales of the lower dosage form. Average selling prices for Searle were moderately lower, resulting from increased rebates to state Medicaid programs, principally for Calan, and a continued shift in demand from retail pharmacies to managed health care providers in the United States.

A significant part of the November 1992 restructuring affected Searle. The restructuring steps included reductions in employment, plant closings and consolidations, a rationalization of research investments, and sales of nonstrategic businesses. A pretax restructuring charge of $265 million resulted in a 1992 operating loss for Searle.

In addition to the restructuring charges, costs to introduce Maxaquin(R) in the United States, the expansion of the U.S. sales force to support Maxaquin and other anticipated new product introductions, and lower selling prices negatively affected 1992 results.

SEARLE OUTLOOK

In 1993, Searle launched Daypro(R), a once-daily arthritis treatment, and Ambien(R), a short-term treatment for insomnia, in the United States. Arthrotec(R), a combination of Cytotec(R) ulcer preventive drug and diclofenac for the treatment of arthritis, was launched in the United Kingdom, Canada, Sweden and Portugal in 1993. Arthrotec has also been approved in France. Cytotec was approved and launched in Japan. Cytotec has now been approved in all major markets. Recent clinical developments related to Cytotec and Maxaquin are believed to represent opportunities to enhance future sales performance of these products.

Calan(R) participates in an increasingly competitive market for antihypertensive drugs and now faces generic competition. This increased competition is likely to adversely affect the future sales and profits of Calan. Searle, in conjunction with ALZA Corp., is developing a formulation of verapamil hydrochloride (the active ingredient in Calan) with proprietary delayed-release technology that could eventually enhance Searle's competitive position for such hypertension products.

Products currently in various stages of development include potential treatments for hypertension, inflammation, abnormal heart rhythms, AIDS, stroke, thrombosis and septic shock, and a chemotherapy adjunct.


THE NUTRASWEET COMPANY
                                                             1993           1992         1991
- ---------------------------------------------------------------------------------------------
Net Sales                                                    $705           $879         $954
Operating Income                                              145             72          173
- ---------------------------------------------------------------------------------------------

The NutraSweet Company manufactures and markets NutraSweet(R) brand sweetener, NutraSweet's brand name for aspartame; NutraSweet(R) Spoonful(TM) and Equal(R) tabletop sweeteners; and Simplesse(R) all natural fat substitute. Sales and manufacturing of NutraSweet brand sweetener in the European market are made by 50 percent-owned European joint ventures and are not included in NutraSweet's net sales and operating income. NutraSweet's share of the European joint ventures' earnings is reflected in "Other income (expense)
- -- net" in the Statement of Consolidated Income. About 90 percent of NutraSweet's net sales were in the U.S. market.

In 1993, NutraSweet's net sales decreased 20 percent compared with 1992 net sales as the result of lower average selling prices of NutraSweet brand sweetener. This decline was expected, and resulted from lower postpatent prices in the United States for that product. Sales volumes for NutraSweet brand sweetener increased 6 percent compared with those in 1992 led by growth in the private label and specialty flavor segments of diet soft-drink beverages.

Sales volumes for NutraSweet Spoonful and Equal tabletop sweeteners increased 7 percent in 1993 compared with those in 1992. Despite the expiration of its aspartame-use patent, NutraSweet increased its 1993 market share in the U.S. tabletop market, as the result of successfully launching NutraSweet Spoonful in mid-1992.

NutraSweet's 1993 operating income increased 101 percent compared with 1992 operating income. However, 1993 operating income included a small pretax restructuring charge of $12 million, and 1992 operating income was also reduced by a $46 million inventory write-down and by restructuring actions totaling $24 million. The improvement in 1993 resulted from reduced operating expenses and from lower amortization expense, as the U.S. aspartame-use patent was fully amortized in 1992. These lower expenses more than offset the lower average selling prices.

An analysis of the change in operating income is provided below:

                                                                Better (Worse)
                                                            -----------------------
                                                            1993 vs.       1992 vs.
                                                              1992           1991
                                                            --------       --------
Sales decline (selling prices
  offset by sales volumes)                                   $(177)         $ (96)
Restructuring charge                                            12            (24)
Inventory adjustment                                            46            (46)
Patent amortization                                            173
Other, principally lower
  operating costs                                               19             65
                                                             -----          -----
Change in operating income                                   $  73          $(101)
                                                             -----          -----

PRIOR YEAR REVIEW

NutraSweet's net sales and operating income in 1992 decreased 8 percent and 58 percent, respectively, compared with the 1991 amounts. Worldwide, aspartame sales volumes were slightly higher, while average selling prices were lower on planned price decreases. Operating income in 1992 was also reduced by a $46 million inventory write-down, discussed below, and by restructuring actions totaling $24 million associated with plant consolidations, employment reductions and other actions. Operating income benefited from lower operating expenses from the 1991 reorganization.

NutraSweet's inventories are valued using the last-in, first-out (LIFO) method. Lower selling prices in post-patent contracts with customers necessitated a lower of cost or market adjustment to the LIFO value of inventories in the fourth quarter of 1992, concurrent with the patent expiration.

NUTRASWEET OUTLOOK

The prospects for NutraSweet(R) brand sweetener remain strong worldwide. NutraSweet has built important competitive advantages, including technical expertise; proprietary, low-cost manufacturing processes; state-of-the-art manufacturing facilities; and brand name identity and logo recognition. NutraSweet also has the reputation as a superior quality, highly reliable supplier. NutraSweet brand sweetener potentially offers an economical replacement for sugar in certain markets.

Competition from generic aspartame producers and others is expected to lower selling prices in the future. These lower prices could adversely affect operating income and cash flow.

The United States will remain the principal market for NutraSweet brand sweetener in 1994, but international markets offer significant growth potential. NutraSweet has invested in a new manufacturing facility in France, through a European joint venture. The plant became fully operational in 1993.

NutraSweet is developing a next-generation, high-potency sweetener and expects to file a food additive petition with the U.S. Food and Drug Administration in the second half of this decade.

Simplesse(R), the unit's all natural fat substitute, is expected to be more broadly marketed for use in multiple food categories. However, Simplesse faces a challenging market in which competition continues to intensify.

GEOGRAPHIC DATA

                          Net Sales to                         Operating
                     Unaffiliated Customers                 Income (Loss)(1)                          Total Assets
                 -----------------------------       -----------------------------          ---------------------------------
                  1993       1992        1991         1993       1992        1991            1993           1992         1991
                 ------     ------      ------       ------     ------      ------          ------         ------       ------
United States    $5,162     $4,964      $5,100       $  656     $  181      $  440          $5,928         $5,641       $5,655
Europe-Africa     1,559      1,652       1,708          129       (168)         74           1,801          2,046        2,088
Asia-Pacific        533        566         530           (2)        50          19             502            533          526
Canada              311        290         305           28         18          13             121            147          129
Latin America       337        291         293           43         29         (38)            261            242          208
Interarea
  Eliminations                                            9          7          24            (246)          (324)        (304)
Corporate                                               (53)       (59)        (57)            273            800          294
Fisher Controls                                                                                                            631
- ------------------------------------------------------------------------------------------------------------------------------
Total            $7,902     $7,763      $7,936       $  810     $   58      $  475          $8,640         $9,085       $9,227
- ------------------------------------------------------------------------------------------------------------------------------

The data above are prepared on an "entity basis," which means that net sales, operating income and assets of a legal entity are assigned to the geographic area where the legal entity is located. For example, a sale from the United States to Latin America is reported as a U.S. sale. Interarea sales, which are sales between Monsanto locations in different world areas, were made on a market price basis. Interarea sales have been excluded from the above table and were:

                                                              1993        1992         1991
                                                             -----       -----        -----
World area shipped from:
   United States                                             $ 625       $ 683        $ 716
   Europe-Africa                                               133         105           80
   Asia-Pacific                                                  2           5            4
   Canada                                                       38          33           14
   Latin America                                                 4           2            2
   Interarea Eliminations                                     (802)       (828)        (816)
                                                             -----       -----        -----
TOTAL                                                        $  --       $  --        $  --
                                                             -----       -----        -----


Following is a reconciliation of ex-U.S. operating income and total assets to the net income and net assets of consolidated ex-U.S. subsidiaries.

                                                             1993        1992         1991
                                                            ------      ------       ------
Operating income (loss)                                     $  198      $  (71)      $   68
Interest and other income
  (expense) -- net                                             (16)        (89)          17
Income taxes                                                   (67)         54          (35)
                                                            ------      ------       ------
NET INCOME (LOSS) OF CONSOLIDATED
  EX-U.S. SUBSIDIARIES                                      $  115      $ (106)      $   50
                                                            ------      ------       ------

Total operating assets                                      $2,685      $2,968       $2,951
Total liabilities                                            1,080       1,416        1,154
                                                            ------      ------       ------
NET ASSETS OF CONSOLIDATED
  EX-U.S. SUBSIDIARIES                                      $1,605      $1,552       $1,797
                                                            ------      ------       ------

The reported operating income for the individual geographic areas does not include the full profitability generated by sales of Monsanto products imported from other locations, principally from the United States. Direct export sales from the United States to non-U.S. third-party customers were $435 million for 1993, $393 million for 1992 and $473 million for 1991. The 1992 decline was principally in The Agricultural Group due to the lack of sales from the divested animal feed ingredients business.

Sales and operating income for the geographic segments do not include the financial results from those joint venture companies in which Monsanto does not have management control. Monsanto's share of the income or loss of these companies is reflected in "Other income (expense) -- net" in the Statement of Consolidated Income. Monsanto's share of the unconsolidated net sales and income or loss of these companies for 1993 follows:

                                                                 Monsanto's Share
                                                             ------------------------
                                                              Net            Income
                                                             Sales          (Expense)
                                                             ------------------------
United States                                                $ 123            $ 19
Europe-Africa                                                   61               5
Asia-Pacific                                                   115              (6)
Latin America                                                   96               2

(1) Geographic area operating income was affected by the 1993, 1992 and 1991 restructurings and other unusual items as follows:

                                               Income (Expense)
                                       -------------------------------
                                        1993         1992         1991
                                       -----        -----        -----
United States                          $ 109        $(327)       $(296)
Europe-Africa                            (26)        (295)         (95)
Asia-Pacific                             (15)          13           (4)
Canada                                    (4)          (8)          (6)
Latin America                             (2)          (1)         (47)
Corporate                                 (1)          (6)          (9)
                                       -----        -----        -----
Total                                  $  61        $(624)       $(457)
                                       -----        -----        -----

QUARTERLY DATA

- --------------------------------------------------------------------------
                                 First    Second    Third   Fourth   Total
                                Quarter   Quarter  Quarter  Quarter   Year
- --------------------------------------------------------------------------
Net Sales                  1993 $1,941    $2,230   $1,849   $1,882  $7,902
                           1992  1,973     2,045    1,880    1,865   7,763
- --------------------------------------------------------------------------
Gross Profit               1993    835       959      768      776   3,338
                           1992    853       831      766      603   3,053
- --------------------------------------------------------------------------
Operating Income (Loss)    1993    231       326      152      101     810
                           1992    259       185      119     (505)     58
- --------------------------------------------------------------------------
Income (Loss) from
  Continuing Operations    1993    141       200       95       58     494
                           1992    146        95       46     (413)   (126)
- --------------------------------------------------------------------------
Net Income (Loss)          1993    141       200       95       58     494
                           1992   (388)      105       54      141     (88)
- --------------------------------------------------------------------------
Earnings (Loss) per Share:
  Income (Loss) from
    Continuing Operations  1993   1.17      1.66     0.78     0.49    4.10
                           1992   1.17      0.78     0.39    (3.35)  (1.01)
- --------------------------------------------------------------------------
  Net Income (Loss)        1993   1.17      1.66     0.78     0.49    4.10
                           1992  (3.16)     0.86     0.45     1.14   (0.71)
- --------------------------------------------------------------------------
Dividends per Share        1993   0.56      0.58     0.58     0.58    2.30
                           1992   0.52      0.56     0.56     0.56    2.20
- --------------------------------------------------------------------------
Common Stock Price

  1993                     High 57 5/8    60 1/8   66 1/4   75      75
                            Low 49 3/4    48 7/8   56 1/8   65 3/8  48 7/8
- --------------------------------------------------------------------------

  1992                     High 71 1/4    68 3/4   57 1/2   58 5/8  71 1/4
                            Low 62 3/4    53       52 3/8   49 3/4  49 3/4
- --------------------------------------------------------------------------

Monsanto's net income is historically higher during the first half of the year, primarily because of the concentration of generally more profitable sales of The Agricultural Group during that part of the year.

Net income in the first quarter of 1993 included a $22 million aftertax gain resulting from reimbursement from insurance companies of various costs associated with damage to a manufacturing site of a raw material for Roundup(R) herbicide. Costs associated with the damage had been expensed in 1992 pending resolution of the claim.

The fourth quarter of 1993 included an aftertax expense of $7 million, or $0.06 per share, for a restructuring program and other actions approved by the board of directors. Also included in the quarter was an aftertax gain of $19 million, or $0.16 per share, from a planned reduction of last-in, first-out (LIFO) inventories in The Chemical Group.

The net loss for the first quarter of 1992 included the net aftertax cumulative effect of accounting changes of $540 million, or $4.38 per share, and $9 million in net aftertax expenses, principally associated with the aforementioned damage to a herbicide manufacturing unit. The effect of retroactively adopting the new accounting rules as of Jan. 1, 1992, decreased originally reported first-quarter net income by $549 million, or $4.44 per share. Originally reported second- and third-quarter net incomes were each reduced by $8 million, or $0.06 per share, from the effect of adopting the new accounting rules.

The second quarter of 1992 included $26 million in aftertax expense associated with the settlement of certain litigation relating to the Brio Superfund site, and $12 million in aftertax expense related to the damaged herbicide manufacturing unit.

The fourth quarter of 1992 included pretax expense of $625 million, $425 million aftertax, or $3.44 per share, for the restructuring program and other actions approved by the board of directors. The 1992 total pretax expense related to restructuring and other actions was $699 million, $472 million aftertax, or $3.82 per share. The fourth quarter also included an aftertax gain of $554 million, or $4.49 per share, from the sale of Fisher Controls.

STATEMENT OF CONSOLIDATED FINANCIAL POSITION
(Dollars in millions, except per share)                                                   At Dec. 31,
- ----------------------------------------------------------------------------------------------------------
ASSETS                                                                               1993             1992
- ----------------------------------------------------------------------------------------------------------
CURRENT ASSETS:
Cash and cash equivalents                                                          $  273           $  729
Trade receivables, net of allowances of $51 in
  1993 and $33 in 1992                                                              1,445            1,405
Miscellaneous receivables and prepaid expenses                                        388              375
Deferred income tax benefit                                                           342              395
Inventories                                                                         1,224            1,156
- ----------------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                                                3,672            4,060
- ----------------------------------------------------------------------------------------------------------

PROPERTY, PLANT AND EQUIPMENT:
Land                                                                                  107              106
Buildings                                                                           1,237            1,240
Machinery and equipment                                                             5,793            5,939
Construction in progress                                                              245              317
- ----------------------------------------------------------------------------------------------------------
Total property, plant and equipment                                                 7,382            7,602

Less accumulated depreciation                                                       4,580            4,597
- ----------------------------------------------------------------------------------------------------------
NET PROPERTY, PLANT AND EQUIPMENT                                                   2,802            3,005
- ----------------------------------------------------------------------------------------------------------

INVESTMENTS IN AFFILIATES                                                             227              248
INTANGIBLE ASSETS, net of accumulated amortization
  of $450 in 1993 and $383 in 1992                                                  1,189            1,066
OTHER ASSETS                                                                          750              706
- ----------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                       $8,640           $9,085
- ----------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREOWNERS' EQUITY
- ----------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES:
Accounts payable                                                                   $  538           $  525
Wages and benefits                                                                    299              191
Income and other taxes                                                                140              477
Restructuring reserves                                                                255              377
Miscellaneous accruals                                                                840              721
Short-term debt                                                                       223              257
- ----------------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                                           2,295            2,548
- ----------------------------------------------------------------------------------------------------------

LONG-TERM DEBT                                                                      1,502            1,423
DEFERRED INCOME TAXES                                                                  54               65
POSTRETIREMENT LIABILITIES                                                          1,256            1,252
OTHER LIABILITIES                                                                     678              792


SHAREOWNERS' EQUITY:
Common stock (authorized, 200,000,000 shares,
    par value $2)
  Issued, 164,394,194 shares in 1993 and 1992                                         329              329
  Additional contributed capital                                                      826              820
  Treasury stock, at cost (48,418,545 shares
    in 1993 and 43,929,827 shares in 1992)                                         (2,348)          (2,029)
Reserve for ESOP debt retirement                                                     (218)            (233)
Accumulated currency adjustment                                                       (59)              15
Reinvested earnings                                                                 4,325            4,103
- ----------------------------------------------------------------------------------------------------------
TOTAL SHAREOWNERS' EQUITY                                                           2,855            3,005
- ----------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREOWNERS' EQUITY                                          $8,640           $9,085
- ----------------------------------------------------------------------------------------------------------

The above statement should be read in conjunction with pages 43 through 51 of this report.

ESOP stands for Employee Stock Ownership Plan.

REVIEW OF CHANGES IN FINANCIAL POSITION

FINANCIAL POSITION REMAINED STRONG

Monsanto's financial position remained strong in 1993, as evidenced by Monsanto's current "A" or better debt rating. Financial resources were adequate to support existing businesses and to fund new business opportunities, including the acquisition of the Ortho lawn-and-garden products business in the second quarter of 1993.

Working capital was lower at year-end 1993, principally due to lower cash and cash equivalent balances, and smaller income tax liabilities.
Inventories and trade receivables at year-end 1993 increased slightly compared with those at the prior year-end, solely because of the acquisition of the Ortho lawn-and-garden products business.

The amount of net property, plant and equipment was lower than at year-end 1992, as $437 million in capital additions was exceeded by depreciation expense and the write-down of property divested or to be divested under the restructuring actions. Intangible assets increased in 1993, due mainly to goodwill associated with the acquisition of the Ortho lawn-and-garden products business.

Total deferred tax benefits, both current and noncurrent, of $454 million at year-end 1993 are primarily related to U.S. operations, which generally have a strong earnings history.

Long-term debt at year-end 1993 was higher than that at the prior year-end. Monsanto retired $299 million in outstanding long-term debt and incurred $379 million in new long-term debt in 1993.

Monsanto uses financial markets worldwide for its financing needs and has available various short- and medium-term bank credit facilities, which are discussed in the Notes to Financial Statements (page 46). These credit facilities provide the financing flexibility to take advantage of investment opportunities that may arise and to satisfy future funding requirements. To maintain adequate financial flexibility and access to debt markets worldwide, Monsanto management intends to maintain an "A" debt rating. An important factor in establishing that rating is the ratio of total debt to total capitalization, which was 38 percent in 1993.

In October 1991, Monsanto's board of directors approved the establishment of an Employee Stock Ownership Plan (ESOP). In January 1992, the ESOP purchased from Monsanto $250 million in common stock that will be used to match employee contributions under the company's existing savings and investment plan. A more detailed description of the ESOP is provided in the Notes to Financial Statements on page 49.


In February 1994, Monsanto established a grantor trust which had been approved by the board of directors. A more detailed description of the grantor trust is provided in the Notes to Financial Statements on page 50.

Monsanto's commitments and contingencies are described in the Notes to Financial Statements on page 51.

Monsanto's return on shareowners' equity (ROE) was 16.9 percent in 1993. Monsanto's principal financial target is a sustained ROE of 20 percent or greater. The ROE and other key financial statistics are presented in the table below.

KEY FINANCIAL STATISTICS                                        1993           1992         1991
- ------------------------------------------------------------------------------------------------
Return on Shareowners' Equity (ROE)                             16.9%          (2.6)%        7.6%
 (Net income divided by average shareowners' equity)
Current Ratio                                                    1.6            1.6          1.7
 (Current assets divided by current liabilities)
Trade Receivables-Days Sales Outstanding                          71             67           68
 (Fourth-quarter trade receivables divided
  by fourth-quarter net sales times 30 days)
Inventory Turnover Ratio                                         3.7            4.1          3.7
 (Cost of goods sold divided by inventory)
Interest Coverage                                                6.1             --          2.7
 (Income before interest expense and income taxes
  divided by total interest cost)
Cash Provided by Operations/Total Debt                            42%            54%          53%
Total Debt/Total Capitalization *                                 38%            36%          38%

- ------------------------------------------------------------------------------------------------

* Total capitalization is the sum of short-term debt, long-term debt and shareowners'
equity.

STATEMENT OF CONSOLIDATED CASH FLOW
(Dollars in millions)                                                         1993        1992        1991
- ----------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
- ----------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
Income (loss) from continuing operations                                    $  494      $ (126)     $  238
Add income taxes -- continuing operations                                      235         (48)        116
- ----------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations
   before income taxes                                                         729        (174)        354
Adjustments to reconcile to Cash Provided
   by Continuing Operations:
   Income tax payments                                                        (166)       (162)       (201)
   Items that did not use cash:
     Depreciation and amortization                                             572         765         714
     Restructuring expenses -- net                                               5         436         457
     Incremental SFAS No. 106 expenses                                          48          45
     Other                                                                     (19)        157          37
   Working capital changes that provided (used) cash:
     Accounts receivable                                                        62          21        (101)
     Inventories                                                               (31)        (30)       (141)
     Accounts payable and accrued liabilities                                 (202)       (107)        (40)
     Other                                                                      34        (125)          7
   Other items                                                                 (10)         22          26
- ----------------------------------------------------------------------------------------------------------
CASH PROVIDED BY CONTINUING OPERATIONS                                       1,022         848       1,112
CASH PROVIDED BY (USED IN) DISCONTINUED OPERATIONS                            (291)         64          68
- ----------------------------------------------------------------------------------------------------------
TOTAL CASH PROVIDED BY OPERATIONS                                              731         912       1,180
- ----------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES:
Property, plant and equipment purchases                                       (437)       (586)       (554)
Acquisition and investment payments                                           (510)       (259)       (225)
Investment and property disposal proceeds                                      298         177         324
Proceeds from sale of Fisher Controls                                                    1,275
Discontinued operations -- other                                                           (30)         10
- ----------------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES                               (649)        577        (445)
- ----------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES:
Net change in short-term financing                                             (31)        (78)       (245)
Long-term debt proceeds                                                        379         120         317
Long-term debt reductions                                                     (299)       (565)       (291)
Treasury stock purchases                                                      (380)       (417)       (296)
Dividend payments                                                             (275)       (270)       (258)
Common stock issued to ESOP                                                                250
Other financing activities                                                      68          11          23
- ----------------------------------------------------------------------------------------------------------
CASH USED IN FINANCING ACTIVITIES                                             (538)       (949)       (750)
- ----------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                              (456)        540         (15)
CASH AND CASH EQUIVALENTS:
Beginning of year                                                              729         189         204
- ----------------------------------------------------------------------------------------------------------
End of year                                                                 $  273      $  729      $  189
- ----------------------------------------------------------------------------------------------------------

The above statement should be read in conjunction with pages 43 through 51 of this report. Previously reported amounts have been reclassified to present Fisher Controls as discontinued operations.

The effect of exchange rate changes on cash and cash equivalents was not material.

Cash payments for interest (net of amounts capitalized) were $133 million, $176 million and $169 million for the years 1993, 1992 and 1991, respectively.

During 1991, Monsanto established an Employee Stock Ownership Plan (ESOP). Monsanto was guarantor of $80 million of ESOP notes and $100 million of ESOP debentures as of Dec. 31, 1993.

REVIEW OF CASH FLOW

Monsanto's cash flow for 1993, 1992 and 1991 is shown in the Statement of Consolidated Cash Flow on the preceding page.

CASH FLOW REMAINED STRONG

Cash provided by continuing operations of $1,022 million was strong in 1993, 21 percent higher than that in 1992. This was due to increased sales volumes and lower raw material costs, which more than offset reduced selling prices and higher marketing expenses. Cash from operations was generated primarily by The Chemical Group, The Agricultural Group and The NutraSweet Company. Cash used by discontinued operations was for income taxes related to the sale of Fisher Controls.

Monsanto's operations have historically generated sufficient cash to fund existing businesses and growth-related research and investments.
Management expects cash provided by operations, supplemented by periodic borrowings, to be adequate to fund future requirements.

              [Cash Provided By Continuing Operations Graph]

Other investment and property disposals in 1993 generated $298 million in cash. The principal proceeds in 1993, 1992 and 1991 were related to the sale of various businesses associated with restructuring actions, including in 1991 the animal feed ingredients business.

In 1992, Monsanto received $1,275 million in cash from the sale of Fisher Controls. A portion of the cash proceeds was used to reduce debt and to purchase Monsanto common stock.

Major uses of cash for 1993, 1992 and 1991 included capital expenditures, treasury stock purchases and dividends. The acquisition of the Ortho lawn-and-garden products business in 1993, investment in various 1992 acquisitions, and purchase of an interest in a Japanese pharmaceuticals firm in 1991 were also major uses of cash. Monsanto's 1993 capital expenditures focused on improved technology, capacity expansions and environmental projects, and totaled $437 million.

Long-term debt proceeds in 1993 included $150 million in 6 percent notes. The proceeds from these notes were used to fund Monsanto's contribution of its common stock to a grantor trust. A more detailed description of the grantor trust is provided in the Notes to Financial Statements on page 50. Long-term debt repayments in 1993 included $150 million in 9 3/8 percent debentures. Long-term debt repayments in 1992 included $145 million in 11 3/8 percent debentures; $141 million in 8 3/4 debentures; $104 million in 8 1/2 debentures; and $51 million in industrial revenue bonds. In 1991, long-term debt proceeds included $100 million in 30-year fixed-rate debentures and $194 million from the issuance of medium-term notes.

Monsanto continually evaluates risk retention and insurance levels for product liability, property damage and other potential areas of risk. Monsanto devotes significant effort to maintaining and improving safety and internal control programs, which reduce its exposure to certain risks. Based on the cost and availability of insurance and the likelihood of a loss, management decides the amount of insurance coverage to purchase from unaffiliated companies and the appropriate amount of risk to retain. Since 1986, Monsanto's liability insurance has been on the "claims made" policy form. Management believes that the current levels of risk retention are consistent with those of other companies in the various industries in which Monsanto operates. Monsanto's liquidity, financial position and profitability are not expected to be affected materially by the levels of risk retention that the company accepts.

MONSANTO MAINTAINS STRONG ENVIRONMENTAL COMMITMENT

Monsanto is subject to various laws and government regulations concerning environmental matters, employee safety and employee health. It is anticipated that increasingly stringent requirements will be imposed upon Monsanto, its competitors and industry in general. Monsanto is dedicated to a long-term environmental protection program that reduces emissions of hazardous materials into the environment, as well as to the remediation of identified existing environmental concerns. In 1988, management committed to a 90 percent reduction in toxic air emissions from worldwide operations by the end of 1992. The reduction achieved was 92 percent, based on 1992 year-end operating rates. The cost to accomplish this target did not materially affect operating results. In fact, some of the target capital projects lowered operating costs and improved operating efficiency.

Expenditures in 1993 were approximately $53 million for environmental capital projects and approximately $233 million for management of environmental programs, including the operation and maintenance of facilities for environmental control. Monsanto estimates that during 1994 and 1995 approximately $40 million to $70 million per year will be spent on additional capital projects for environmental protection.

Monsanto periodically receives notices from the U.S. Environmental Protection Agency (EPA) that it is a potentially responsible party (PRP) under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA), commonly known as Superfund. The EPA has designated Monsanto as a PRP at 89 Superfund sites. Monsanto has resolved disputes, entered partial consent decrees, and executed administrative orders between Monsanto and the EPA in 41 of these cases, settling a portion or all of Monsanto's liability for these Superfund cases. Six other matters involve sites where allegations are predicated on tentative findings of reuse of drums by others that once contained products sold by Monsanto. These six matters have been inactive as to Monsanto for at least nine years. At one other site, Monsanto has determined that it has no liability whatsoever.

Monsanto's policy is to accrue costs for remediation of waste disposal sites in the accounting period in which the responsibility is established and the cost is estimable. Monsanto's estimates of its liabilities for Superfund sites are based on evaluations of currently available facts with respect to each individual site and take into consideration factors such as existing technology, presently enacted laws and regulations, and prior experience in remediation of contaminated sites. These liabilities have not been reduced for any claims for recoveries from insurance or from third parties. However, Monsanto is engaged in litigation with some of its insurance carriers regarding both the applicability and the amount of its coverage responsive to claims for damages at these sites. Monsanto has an accrued liability of $102 million as of Dec. 31, 1993, for Superfund sites.
 As assessments and remediation activities progress at individual sites, these liabilities are reviewed periodically and adjusted to reflect additional technical, engineering and legal information that becomes available. Major sites in this category include the noncompany-owned Brio, Fike/Artel, Motco and Woburn sites, which account for $83 million of the accrued amount.

Monsanto's estimate of its Superfund liability is affected by several uncertainties such as, but not limited to, the method and extent of remediation, the percentage of material attributable to Monsanto at the sites relative to that attributable to other parties, and the financial capabilities of the other PRPs at most sites. Due to these uncertainties, primarily related to the method and extent of remediation, potential future expenses could be as much as $30 million for these sites. These potential future expenses may be incurred over the balance of the decade.

There are various other lawsuits, claims and proceedings that state agencies and others have asserted against the company seeking remediation of alleged environmental impairments. Monsanto is in the process of determining its involvement, if any, at 44 of these sites. Monsanto has an accrued liability of $131 million as of Dec. 31, 1993, for these matters and for environmental reserves at certain former Monsanto plant sites. The company's estimate of its liability related to these sites is affected by several uncertainties such as, but not limited to, the extent of Monsanto's involvement, and the method and extent of remediation. Due to these uncertainties, potential future expenses could be as much as $70 million for these sites. Four sites in this category account for $63 million of the accrued amount and for approximately $60 million of the potential future expenses.

Monsanto spent $39 million in 1993 for remediation of Superfund and other waste disposal sites. Most of these expenditures related to The Chemical Group, and similar or greater amounts can be expected in future years.

For operational facilities, Monsanto recognizes post-closure environmental costs and site remediation costs over the estimated remaining useful life of the related facilities, not to exceed 20 years. Monsanto spent
$14 million in 1993 for remediation of these facilities and has an accrued liability of $33 million as of Dec. 31, 1993, for these sites. Uncertainties related to these costs are evolving government regulations, the method and extent of remediation, and future changes in technology. Monsanto's estimated closure costs for these plant sites are approximately $150 million.

While the ultimate costs and results of remediation of waste disposal sites cannot be predicted with certainty, management believes that Monsanto's liquidity and profitability in any one year will not be materially affected.

COMMON STOCK PURCHASE PROGRAM CONTINUED

In April 1992, Monsanto's board of directors authorized the purchase of 5 million shares of Monsanto common stock. In October 1992, the board authorized the purchase of an additional 12 million shares. In 1993, Monsanto purchased 5.8 million shares at a cost of $380 million. Since June 1987, Monsanto has purchased 49.6 million shares at a cost of $2,550 million. Management believes the stock purchase program represents a sound economic investment for Monsanto's shareowners.


DIVIDENDS INCREASE FOR THE 21ST CONSECUTIVE YEAR

Monsanto has paid quarterly dividends on its common shares without interruption or reduction since 1928, and has increased the dividend per share in each of the past 21 years. Dividend payout for 1993 was 38 percent of cash provided by operations. Monsanto's dividend policy reflects a desired long-term payout percentage based on Monsanto's expectations of future growth and profitability levels. In any individual year, additional consideration is given to expected financial position and results, working and fixed capital needs, scheduled debt repayments, and economic conditions, including inflation.

Monsanto's common stock is traded principally on the New York Stock Exchange and is listed on other exchanges worldwide. The number of shareowners of record as of Feb. 25, 1994, was 56,044; and the high and low common stock prices on that date were $77 7/8 and $77 5/8.

                        [Dividends Per Share Graph]

Monsanto's dividend per share has increased 122 percent since 1983.

STATEMENT OF CONSOLIDATED SHAREOWNERS' EQUITY
(Dollars in millions, except per share)                                  1993           1992          1991
- ----------------------------------------------------------------------------------------------------------
COMMON STOCK:
BALANCE, JAN. 1 AND DEC. 31                                           $   329        $   329       $   329
- ----------------------------------------------------------------------------------------------------------
ADDITIONAL CONTRIBUTED CAPITAL:
Balance, Jan. 1                                                       $   820        $   726       $   714
Employee stock plans and ESOP                                               6             94            12
- ----------------------------------------------------------------------------------------------------------
BALANCE, DEC. 31                                                      $   826        $   820       $   726
- ----------------------------------------------------------------------------------------------------------
TREASURY STOCK:
Balance, Jan. 1                                                       $(2,029)       $(1,797)      $(1,563)
Shares purchased (5,795,600; 6,732,300;
  and 4,395,900 shares in 1993, 1992
  and 1991, respectively)                                                (380)          (417)         (296)
Shares issued under employee stock plans
  and ESOP (1,306,882; 4,269,180; and
  1,545,333 shares in 1993, 1992
  and 1991, respectively)                                                  61            185            62
- ----------------------------------------------------------------------------------------------------------
BALANCE, DEC. 31                                                      $(2,348)       $(2,029)      $(1,797)
- ----------------------------------------------------------------------------------------------------------
RESERVE FOR ESOP DEBT RETIREMENT:
Balance, Jan. 1                                                       $  (233)       $  (250)
ESOP formation                                                                                     $  (250)
Allocation of ESOP shares                                                  15             17
- ----------------------------------------------------------------------------------------------------------
BALANCE, DEC. 31                                                      $  (218)       $  (233)      $  (250)
- ----------------------------------------------------------------------------------------------------------
ACCUMULATED CURRENCY ADJUSTMENT:
Balance, Jan. 1                                                       $    15        $   187       $   188
Translation adjustments                                                   (74)          (172)           (3)
Income taxes                                                                                             2
- ----------------------------------------------------------------------------------------------------------
BALANCE, DEC. 31                                                      $   (59)       $    15       $   187
- ----------------------------------------------------------------------------------------------------------
REINVESTED EARNINGS:
Balance, Jan. 1                                                       $ 4,103        $ 4,459       $ 4,421
Net income (loss)                                                         494            (88)          296
Dividends (net of ESOP tax benefits)                                     (272)          (268)         (258)
- ----------------------------------------------------------------------------------------------------------
BALANCE, DEC. 31                                                      $ 4,325        $ 4,103       $ 4,459
- ----------------------------------------------------------------------------------------------------------

The above statement should be read in conjunction with pages 43 through 51 of this report.

ESOP stands for Employee Stock Ownership Plan.


KEY FINANCIAL STATISTICS                                                1993           1992           1991
- ----------------------------------------------------------------------------------------------------------

Stock Price *                 High                                   $75            $71 1/4        $76
                               Low                                    48 7/8         49 3/4         46
                          Year-End                                    73 3/8         57 5/8         67 7/8
- ----------------------------------------------------------------------------------------------------------
Per Share                Dividends                                      2.30           2.20          2.045
               Shareowners' Equity                                     24.62          24.95          29.72
- ----------------------------------------------------------------------------------------------------------
Average Daily Share Trading Volume
 (thousands of shares)                                                   335            392            359
- ----------------------------------------------------------------------------------------------------------

*   Based on daily reported high and low stock prices.

NOTES TO FINANCIAL STATEMENTS


SIGNIFICANT ACCOUNTING POLICIES

Monsanto's significant accounting policies are capitalized in the following Notes to Financial Statements. The financial statements present the results of Fisher Controls as discontinued operations. Previously reported amounts have been reclassified consistent with the 1993 presentation.

BASIS OF CONSOLIDATION

THE CONSOLIDATED FINANCIAL STATEMENTS INCLUDE THE COMPANY AND ITS MAJORITY-OWNED SUBSIDIARIES. INTERCOMPANY TRANSACTIONS HAVE BEEN ELIMINATED IN CONSOLIDATION. OTHER COMPANIES IN WHICH MONSANTO HAS A SIGNIFICANT OWNERSHIP INTEREST (GENERALLY GREATER THAN 20 PERCENT) ARE INCLUDED IN "INVESTMENTS IN AFFILIATES" IN THE STATEMENT OF CONSOLIDATED FINANCIAL POSITION. MONSANTO'S SHARE OF THESE COMPANIES' INCOME OR LOSS IS INCLUDED IN "OTHER INCOME (EXPENSE) -- NET" IN THE STATEMENT OF CONSOLIDATED INCOME.

CURRENCY TRANSLATION

THE FINANCIAL STATEMENTS FOR MOST OF MONSANTO'S EX-U.S. ENTITIES ARE TRANSLATED INTO U.S. DOLLARS AT CURRENT EXCHANGE RATES. UNREALIZED CURRENCY ADJUSTMENTS IN THE STATEMENT OF CONSOLIDATED FINANCIAL POSITION ARE ACCUMULATED IN SHAREOWNERS' EQUITY. THE FINANCIAL STATEMENTS OF EX-U.S. ENTITIES THAT OPERATE IN HYPERINFLATIONARY ECONOMIES, PRINCIPALLY BRAZIL, ARE TRANSLATED AT EITHER CURRENT OR HISTORICAL EXCHANGE RATES, AS APPROPRIATE. THESE CURRENCY ADJUSTMENTS ARE INCLUDED IN NET INCOME.

Major currencies are the U.S. dollar, British pound sterling, Belgian franc and Japanese yen. Other important currencies include the Brazilian cruzeiro real, Canadian dollar, French franc, German mark and Italian lira. Currency restrictions are not expected to have a significant effect on Monsanto's cash flow, liquidity or capital resources.

Currency option contracts are purchased to manage currency exposure for anticipated transactions (for example, export sales for the following year). Currency option and forward contracts are used to manage other currency exposures. As of Dec. 31, 1993 and 1992, Monsanto had currency forward and option contracts to purchase $159 million and $53 million, respectively, and to sell $404 million and $597 million, respectively, of other currencies, principally the British pound sterling, French franc, Japanese yen and German mark. GAINS AND LOSSES ON CONTRACTS THAT ARE DESIGNATED AND EFFECTIVE AS HEDGES ARE DEFERRED AND INCLUDED IN THE RECORDED VALUE OF THE TRANSACTION BEING HEDGED. GAINS AND LOSSES ON OTHER CURRENCY FORWARD AND OPTION CONTRACTS ARE INCLUDED IN NET INCOME IMMEDIATELY. Monsanto is subject to loss if the counterparties to these contracts do not perform.

RESTRUCTURING AND OTHER ACTIONS

In December 1993, the board of directors approved a small reserve to cover the sale or exit from some nonstrategic products, the withdrawal from the pyridine research program in The Agricultural Group, and the consolidation of some manufacturing capacity. The net pretax expense related to these actions was $5 million ($7 million aftertax) and principally affected The Agricultural and Chemical Groups.

In the first quarter of 1993, Monsanto recognized a $35 million pretax gain resulting from reimbursement from insurance companies of various costs associated with damage to a manufacturing unit that produces a key raw material for Roundup(R) herbicide in January 1992. These costs had been expensed in 1992 pending resolution of the claim.

In November 1992, the board of directors approved a series of actions designed to make Monsanto's worldwide operations more focused, productive and cost-effective. Major elements included reductions in employment; a realignment of selected research investments; a number of consolidations, closings and asset write-downs; and sales of nonstrategic businesses and facilities. These actions principally affected Searle, but also included a reduction in corporate staff and additional fine-tuning of other operating units.

Other unusual items in 1992 included the above-mentioned costs incurred from damage to a Roundup herbicide facility in January 1992 and from the settlement in the second quarter of 1992 of certain lawsuits related to the Brio Superfund site.

In June 1991, the board of directors approved several restructuring steps, principally to strengthen The Chemical Group. Corporate staff reductions were also approved. The 1991 actions included the shutdown and consolidation of various facilities and the sale of certain businesses, including the animal feed ingredients business, that were inconsistent with Monsanto's long-term strategic direction.

The components of the pretax expense (income) related to the restructuring programs and the other unusual items were:

                                                                1993        1992      1991
                                                                ----        ----      ----
Cost of employee reductions                                     $  5        $224     $ 215
Shutdown and consolidation of
 various facilities and departments                               51         164       417
Asset write-downs                                                            188
Glyphosate plant damage costs (settlement)                       (35)         42
Brio litigation settlement                                                    41
Other costs                                                       16         111        64
Gains on business sales                                          (98)        (71)     (239)
                                                                ----        ----     -----
Total                                                           $(61)       $699     $ 457
                                                                ----        ----     -----

The net pretax expense (income) was recorded based on estimates prepared at the time the restructuring actions were approved by the board of directors. The cost of completing the restructuring program is expected to approximate the original estimates. Gains on business sales have exceeded the original estimates by approximately $40 million, and site closing costs will exceed the original estimates by a similar amount.

The pretax expenses (income) related to the restructuring programs and the other unusual items were recorded in the Statement of Consolidated Income in the following categories:

                                                                1993        1992      1991
                                                                ----        ----      ----
Cost of goods sold                                              $(66)       $188
Restructuring expense -- net                                       5         436      $457
                                                                ----        ----      ----
Decrease (increase) in operating income                          (61)        624       457
Other expense                                                                 75
                                                                ----        ----      ----
Total decrease (increase) in income
  from continuing operations
  before income taxes                                           $(61)       $699      $457
                                                                ----        ----      ----

Income from continuing operations was increased by $34 million aftertax, or $0.28 per share, for 1993; reduced by $472 million aftertax, or $3.82 per share, for 1992; and reduced by $332 million aftertax, or $2.60 per share, for 1991 from the effect of these restructurings and unusual items.
Product sales of businesses targeted for divestiture in these restructurings were excluded from Monsanto's net sales after the board of directors approved the divestiture. Product sales by these businesses in 1993, 1992 and 1991, included in Monsanto's net sales were $230 million, $316 million and $536 million, respectively.

PRINCIPAL ACQUISITIONS AND DIVESTITURES

In May 1993, Monsanto purchased the assets, including a seasonally high amount of working capital, of the Ortho Consumer Products Division of Chevron Chemical Co. for $412 million. The acquisition included total assets with a fair market value of $327 million and liabilities of $51 million. The financial results of the Ortho business were included in the Statement of Consolidated Income from the date of acquisition.

On an unaudited pro forma basis, assuming the Ortho acquisition had occurred at the beginning of 1993 and 1992, Monsanto's net sales in each of those years would have been approximately $8 billion. Net income (loss) and earnings per share for those years would not have been significantly different from the reported amounts.

In October 1992, Monsanto sold the worldwide Fisher Controls business.
Monsanto received $1,275 million in cash, which resulted in an aftertax gain of $554 million (net of applicable income taxes of $371 million).
Financial data for Fisher Controls were:
                                                               1992*        1991
                                                               -----        ----
Net sales                                                      $679         $928
                                                               ----         ----
Income before income taxes                                     $ 37         $ 88
Income taxes                                                     13           30
                                                               ----         ----
Net income                                                     $ 24         $ 58
                                                               ----         ----

*For the nine months ended Sept. 30, 1992.

In 1991, Monsanto purchased 12.25 percent of the shares of Hokuriku Seiyaku Co., a Japanese pharmaceuticals firm. This investment is included in "Other Assets."

DEPRECIATION AND AMORTIZATION

                                                                1993        1992      1991
                                                                ----        ----      ----
Depreciation                                                    $469        $473      $453
Amortization of intangible assets                                 81         237       233
Obsolescence                                                      22          55        28
                                                                ----        ----      ----
TOTAL                                                           $572        $765      $714
                                                                ----        ----      ----

PROPERTY, PLANT AND EQUIPMENT IS RECORDED AT COST. THE COST OF PLANT AND EQUIPMENT IS DEPRECIATED OVER WEIGHTED AVERAGE PERIODS OF 22 YEARS FOR BUILDINGS AND 11 YEARS FOR MACHINERY AND EQUIPMENT, BY THE STRAIGHT-LINE METHOD.

INTANGIBLE ASSETS ARE RECORDED AT COST LESS ACCUMULATED AMORTIZATION.  The
components of intangible assets and their estimated remaining useful lives were:
                                                        Estimated
                                                     Remaining Life*        1993      1992
                                                     ---------------        ----      ----
Goodwill                                                     28           $  798    $  692
Patents                                                       6               62        85
Other intangible assets                                      15              329       289
                                                                          ------    ------
TOTAL                                                                     $1,189    $1,066
                                                                          ------    ------

*Weighted average, in years, as of Dec. 31, 1993.

Goodwill increased in 1993 primarily as a result of the acquisition of the Ortho lawn-and-garden products business.

GOODWILL IS THE COST OF ACQUIRED BUSINESSES IN EXCESS OF THE FAIR VALUE OF THEIR IDENTIFIABLE NET ASSETS AND IS AMORTIZED OVER THE ESTIMATED PERIODS OF BENEFIT (FIVE TO 40 YEARS). PATENTS OBTAINED IN A BUSINESS ACQUISITION ARE RECORDED AT THE PRESENT VALUE OF ESTIMATED FUTURE CASH FLOWS RESULTING FROM PATENT OWNERSHIP. THE COST OF PATENTS IS AMORTIZED OVER THEIR LEGAL LIVES. THE COST OF OTHER INTANGIBLE ASSETS (PRINCIPALLY PRODUCT RIGHTS AND TRADEMARKS) IS AMORTIZED OVER THEIR ESTIMATED USEFUL LIVES.

INVENTORY VALUATION

INVENTORIES ARE STATED AT COST OR MARKET, WHICHEVER IS LESS. ACTUAL COST IS USED TO VALUE RAW MATERIALS AND SUPPLIES. STANDARD COST, WHICH APPROXIMATES ACTUAL COST, IS USED TO VALUE FINISHED GOODS AND GOODS IN PROCESS. STANDARD COST INCLUDES DIRECT LABOR AND RAW MATERIALS, AND MANUFACTURING OVERHEAD BASED ON PRACTICAL CAPACITY. THE COST OF CERTAIN INVENTORIES (57 PERCENT AS OF DEC. 31, 1993) IS DETERMINED BY USING THE LAST-IN, FIRST-OUT (LIFO) METHOD, WHICH GENERALLY REFLECTS THE EFFECTS OF INFLATION OR DEFLATION ON COST OF GOODS SOLD SOONER THAN OTHER INVENTORY COST METHODS. THE COST OF OTHER INVENTORIES GENERALLY IS DETERMINED BY USING THE FIRST-IN, FIRST-OUT (FIFO) METHOD.

The components of inventories were:
                                                                            1993      1992
                                                                            ----      ----
Finished goods                                                            $  734    $  743
Goods in process                                                             319       298
Raw materials and supplies                                                   430       426
                                                                          ------    ------
Inventories, at FIFO cost                                                  1,483     1,467
Excess of FIFO over LIFO cost                                               (259)     (311)
                                                                          ------    ------
TOTAL                                                                     $1,224    $1,156
                                                                          ------    ------

Inventories at FIFO cost approximate current cost.

INCOME TAXES

The components of income (loss) from continuing operations before income taxes were:
                                                                1993       1992       1991
                                                               -----      -----      -----
United States                                                  $ 547      $ (14)     $ 269
Outside United States                                            182       (160)        85
                                                               -----      -----      -----
TOTAL                                                          $ 729      $(174)     $ 354
                                                               -----      -----      -----

The components of income tax expense (benefit) charged to continuing operations were:
                                                                1993        1992      1991
                                                               -----       -----     -----
Current:
   U.S. federal                                                $ 113       $  56     $ 225
   U.S. state                                                     12          24        26
   Outside United States                                          56          19        56
                                                               -----       -----     -----
                                                                 181          99       307
                                                               -----       -----     -----
Deferred:
   U.S. federal                                                   35         (59)     (149)
   U.S. state                                                      8         (15)      (21)
   Outside United States                                          11         (73)      (21)
                                                               -----       -----     -----
                                                                  54        (147)     (191)
                                                               -----       -----     -----
TOTAL                                                          $ 235       $ (48)    $ 116
                                                               -----       -----     -----

Factors causing Monsanto's effective tax rate for continuing operations to differ from the U.S. federal statutory rate were:

                                                               1993       1992       1991
                                                               ----       ----       ----
U.S. federal statutory rate                                      35%       (34)%       34%
Benefits attributable to:
   U.S. export earnings                                          (2)        (9)        (7)
   Puerto Rico operations                                        (1)        (4)        (3)
   Sale of investments                                           --         --         (3)
Higher (lower) ex-U.S. rates                                     (3)       (12)         4
Nondeductible goodwill                                            1          3          2
Valuation allowances                                              5         19
Effect of U.S. tax rate change                                   (2)
State income taxes                                                2          2          1
Other                                                            (3)         7          5
                                                                ---        ---        ---
EFFECTIVE INCOME TAX RATE                                        32%       (28)%       33%
                                                                ---        ---        ---

In 1992, the income taxes netted against the gain on the sale of Fisher Controls and the cumulative effect of adopting Statement of Financial Accounting Standards (SFAS) No. 106 exceeded the 34 percent U.S. federal statutory rate, primarily because of the effect of state income taxes.

Monsanto adopted SFAS No. 109, "Accounting for Income Taxes," effective Jan. 1, 1992, and recognized a gain of $118 million, or $0.96 per share. This gain has been reflected in the Statement of Consolidated Income as a cumulative effect of an accounting change. Deferred income tax balances in 1992 reflect the effect of temporary differences between the amounts of assets and liabilities for income tax purposes, compared with the respective amounts for financial statement purposes.

Deferred income tax balances were related to:

                                                     1993                       1992
                                             ----------------------      ----------------------
                                             Asset        Liability      Asset        Liability
                                             -----        ---------      -----        ---------
Property                                     $(347)         $ 49         $(301)          $43
Postretirement benefits                        480             2           458            12
Restructuring reserves                         128             9           184
Environmental liabilities                       93                          83
Inventory                                       44                          71             2
Other                                          145            (6)           81            10
Valuation allowances                           (89)                        (62)
                                             -----          ----         -----           ---
Total                                        $ 454          $ 54         $ 514           $67
                                             -----          ----         -----           ---

Under the income tax accounting rules prior to 1992, deferred income taxes were provided for significant timing differences in the recognition of revenue and expense for tax and financial statement purposes. The sources of these timing differences and the tax effects in 1991 were: depreciation and obsolescence $(14) million, restructuring $(146) million, state income taxes $(21) million, and other $(10) million.

INCOME AND REMITTANCE TAXES HAVE NOT BEEN RECORDED ON $500 MILLION IN UNDISTRIBUTED EARNINGS OF SUBSIDIARIES, EITHER BECAUSE ANY TAXES ON DIVIDENDS WOULD BE OFFSET SUBSTANTIALLY BY FOREIGN TAX CREDITS OR BECAUSE MONSANTO INTENDS TO REINVEST THOSE EARNINGS INDEFINITELY. The estimated U.S. income tax if such earnings were paid as dividends would be $82 million.

SHORT-TERM DEBT AND CREDIT ARRANGEMENTS

Short-term debt was:
                                                             1993           1992
                                                             ----           ----
Notes payable to banks                                       $ 49           $ 70
Commercial paper                                               16
Bank overdrafts                                                67             78
Current portion of long-term debt                              91            109
                                                             ----           ----
TOTAL                                                        $223           $257
                                                             ----           ----

Weighted average interest rates of
  notes payable as of Dec. 31:
  Banks*                                                      6.8%           9.8%
  Commercial paper                                            3.1%

*Includes the effect of notes in certain countries where local inflation results in high interest rates.

Monsanto has aggregate short-term loan facilities of $285 million, under which loans totaling $49 million were outstanding as of Dec. 31, 1993. Interest on these loans is related to various bank rates. Monsanto's worldwide unused short-term loan facilities were $236 million as of Dec. 31, 1993. In addition, Monsanto has a $750 million credit facility, which expires in 1996. There were no borrowings under this facility as of Dec. 31, 1993. The credit facility is used to support the issuance of commercial paper. Interest on amounts borrowed under this agreement would likely be at money market rates. Covenants under this credit facility restrict maximum borrowings. It is not anticipated that future borrowings will be limited by these restrictions.

LONG-TERM DEBT

Long-term debt (exclusive of current maturities) was:

                                                                        1993      1992
                                                                       ------    ------
Industrial revenue bond obligations,
  average rate in 1993 of 4.9%,
  due 1995 to 2028                                                     $  353    $  363
Medium-term notes, rates in 1993 ranging from
  8.4% to 9.0%, due 1995 to 2005                                          247       300
9 3/8% notes due 1996                                                               150
Commercial paper, swapped to an effective
  rate of 8.6% in 1993                                                    187        43
6% notes due 2000                                                         150
7.09% and 8.13% amortizing ESOP notes and
  debentures due 2000 and 2006, guaranteed
  by the company                                                          170       180
8 7/8% debentures due 2009                                                 99        99
8.7% debentures due 2021                                                  100       100
Other                                                                     196       188
                                                                       ------    ------
Total                                                                  $1,502    $1,423
                                                                       ------    ------

Maturities and sinking fund requirements on long-term debt are $91 million, $96 million, $284 million, $72 million and $68 million for 1994, 1995, 1996, 1997 and 1998, respectively.

Commercial paper balances of $187 million and $43 million as of Dec. 31, 1993 and 1992, respectively, have been classified as long-term debt. Monsanto has the ability and intent to renew these obligations past 1994 and into future periods.

Interest rate swap options (interest options) are used to manage interest expense. As of Dec. 31, 1993 and 1992, Monsanto had sold interest options with aggregate notional principal amounts of $50 million and $395 million, respectively, related to existing debt. An interest option would effectively convert $50 million of the 7.09 percent amortizing Employee Stock Ownership Plan (ESOP) notes to a variable rate from 1994 to 1996.

PREMIUMS FROM THE SALE OF INTEREST OPTIONS ARE AMORTIZED OVER THE RELATED DEBT PERIOD. INTEREST DIFFERENTIALS TO BE PAID OR RECEIVED ARE ACCRUED AS INTEREST RATES CHANGE OVER THE RELATED DEBT PERIOD.

FINANCIAL INSTRUMENTS FAIR VALUES

The estimated fair values of Monsanto's financial instruments were:
                                                              1993                          1992
                                                     -------------------           -------------------
                                                     RECORDED       FAIR           RECORDED       FAIR
                                                      AMOUNT       VALUE            AMOUNT       VALUE
                                                     --------      -----           --------      -----
ASSETS:
Investments in securities
  and other assets                                   $  233       $  244            $  239      $  232
Foreign currency forward and
  option contracts                                        6            3                 7          21

LIABILITIES:
Currency swaps and interest options                       6           32                11          26
Long-term debt                                        1,502        1,590             1,423       1,496

The recorded amounts of cash, trade receivables, discounted receivables, third-party guarantees, accounts payable and short-term debt approximate their fair values. INVESTMENTS IN SECURITIES ARE RECORDED AT COST AND REDUCED TO MARKET VALUE WHEN A DECLINE IS DEEMED OTHER THAN TEMPORARY.

Fair values are estimated using quoted market prices, estimates obtained from brokers, and other appropriate valuation techniques based on information available as of Dec. 31, 1993. The fair-value estimates do not necessarily reflect the values Monsanto could realize in the current market.

POSTRETIREMENT BENEFITS -- PENSIONS

Most Monsanto employees are covered by noncontributory pension plans.  The components of pension cost (income) were:
                                                            1993          1992           1991
                                                            ----          ----           ----
Service cost for benefits earned
  during the year                                          $  75         $  65          $  63
Interest cost on benefit obligation                          285           272            259
Assumed return on plan assets*                              (342)         (291)          (269)
Amortization of unrecognized net gain                        (26)          (41)           (33)
                                                           -----         -----          -----
TOTAL                                                      $  (8)        $   5          $  20
                                                           -----         -----          -----

*Actual returns on plan assets were $550 million, $230 million and $689 million in 1993, 1992 and 1991, respectively.

Pension benefits are based on the employee's years of service and/or compensation level. Pension plans are funded in accordance with Monsanto's long-range projections of the plans' financial conditions. These projections take into account benefits earned and expected to be earned in the future, anticipated future returns on pension plan assets, and income tax and other regulations.

Pension costs are determined by using the preceding year-end rate assumptions. Assumptions used as of Dec. 31 for the principal plans were:

                                                           1993          1992           1991
                                                          -----         -----          -----
Discount rate                                              7.25%          8.5%           8.5%
Assumed long-term rate of
  return on plan assets                                    9.50%          9.5%           8.5%
Annual rates of salary increase
 (for plans that base benefits
  on final compensation level)                             4.25%          6.0%           6.5%

The funded status of Monsanto's pension plans at year-end was:
                                                                          1993           1992
                                                                        ------         ------
PLAN ASSETS AT FAIR VALUE                                               $3,827         $3,751
                                                                        ------         ------
Actuarial present value of plan benefits:
  Vested                                                                $3,266         $2,848
  Nonvested                                                                120            123
                                                                        ------         ------
Accumulated benefit obligation                                           3,386          2,971
Effect of projected future salary increases                                373            426
                                                                        ------         ------
PROJECTED BENEFIT OBLIGATION                                            $3,759         $3,397
                                                                        ------         ------
Excess of plan assets over projected benefit
  obligation                                                            $   68         $  354
Less:
  Unrecognized initial net gain                                            161            221
  Unrecognized prior service costs                                        (261)          (216)
  Unrecognized subsequent net gain                                         305            538
                                                                        ------         ------
ACCRUED NET PENSION LIABILITY                                           $  137         $  189
                                                                        ------         ------

The accrued net pension liability was included in:

  Postretirement liabilities                                            $  185         $  232
  Less: Other assets                                                       (48)           (43)
                                                                        ------         ------
ACCRUED NET PENSION LIABILITY                                           $  137         $  189
                                                                        ------         ------

As a result of employment reductions from the 1992 restructuring program, Monsanto settled a portion of its projected benefit obligation through lump-sum payments to retirees in 1993. Accordingly, $30 million of accrued net pension liability was transferred to restructuring reserves during 1993.

As of Dec. 31, 1993, the accrued net pension liability included $108 million for unfunded plans. Projected benefit obligations and plan assets included in the above table for the principal U.S. plans were approximately $3,343 million and $3,432 million, respectively, as of Dec. 31, 1993. The assumptions used to compute the funded status of the principal U.S. plans were changed as of Dec. 31, 1993. These changes in assumptions resulted in an increase of $277 million in the projected benefit obligation.

Plan assets consist principally of common stocks and U.S. government and corporate obligations. Because the company's principal pension plans are well-funded, contributions to these plans were neither required nor made in 1993, 1992 and 1991.

POSTRETIREMENT BENEFITS -- HEALTH CARE AND OTHER

Monsanto provides certain health care and life insurance benefits for retired employees. Substantially all of Monsanto's regular, full-time U.S. employees and certain employees in other countries may become eligible for these benefits if they reach retirement age while employed by Monsanto. These postretirement benefits are unfunded and are generally based on the employee's years of service and/or compensation level.

Monsanto adopted Statement of Financial Accounting Standards (SFAS) No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," effective Jan. 1, 1992, and recognized an aftertax expense of $658 million ($1,045 million pretax), or $5.34 per share for retiree benefits earned through 1991. The expense was included in the Statement of Consolidated Income as a cumulative effect of an accounting change. SFAS No. 106 requires that the cost of other postretirement benefits be accrued by the date the employees become eligible for the benefits. Under the previous accounting rule, these postretirement benefits were expensed as the benefits were paid.

The components of the cost of these postretirement benefits, principally health care and life insurance, were:
                                                             1993           1992
                                                             ----           ----
Service cost for benefits earned
  during the year                                            $ 24           $ 26
Interest cost on benefit obligation                            92             88
                                                             ----           ----
TOTAL                                                        $116           $114
                                                             ----           ----

The 1991 expense for these postretirement benefits under the previous accounting rule was $51 million.

Postretirement costs are determined by using the preceding year-end rate assumptions. Assumptions used as of Dec. 31 for the principal plans were:

                                                             1993           1992
                                                            -----           ----
Discount rate                                                7.25%           8.5%
Initial health-care-cost trend rate*                        12.00%          14.0%
Ultimate health-care-cost trend rate                         5.00%           6.0%

*Declining by 1 percent per year to 5 percent for years after the year 2000.

A 1 percent increase in the assumed health-care-cost trend rate would have increased the cost of 1993 postretirement health care benefits by $4 million and the accumulated benefit obligation as of Dec. 31, 1993, by $44 million.

The status as of Dec. 31 of Monsanto's postretirement health care and life insurance benefit plans, and employee disability benefit plans was:
                                                                            1993          1992
                                                                          ------        ------
ACCUMULATED BENEFIT OBLIGATION:
  Retirees                                                                $  870        $  768
  Eligible active employees                                                   86           103
  Other active employees                                                     277           226
                                                                          ------        ------
TOTAL                                                                     $1,233        $1,097
  Less:
    Unrecognized benefits from prior service                                  36
    Unrecognized subsequent net loss                                        (126)
                                                                          ------        ------
ACCRUED LIABILITY                                                         $1,143        $1,097
                                                                          ------        ------

The accrued liability was included in:

  Miscellaneous accruals                                                  $   72        $   77
  Postretirement liabilities                                               1,071         1,020
                                                                          ------        ------
ACCRUED LIABILITY                                                         $1,143        $1,097
                                                                          ------        ------

The assumptions used to compute the accumulated benefit obligation of the principal plans were changed as of Dec. 31, 1993, resulting in an increase of $98 million in the obligation.


EMPLOYEE SAVINGS PLANS

For some employee savings plans, employee contributions are matched in part by Monsanto. Matching contributions charged to expense for such plans were $31 million in 1993, $33 million in 1992 and $34 million in 1991.

In October 1991, Monsanto established an Employee Stock Ownership Plan
(ESOP). In December 1991, the ESOP issued $100 million each of the 7.09 percent amortizing notes and the 8.13 percent amortizing debentures guaranteed by Monsanto; and the ESOP borrowed $50 million from Monsanto. The cost of unallocated ESOP shares is included in "Reserve for ESOP debt retirement" under Shareowners' Equity. The unpaid balance of notes and debentures guaranteed by Monsanto is included in "Long-Term Debt" in the Statement of Consolidated Financial Position. In January 1992, the ESOP used the proceeds of the loans to purchase 3.7 million shares of common stock from Monsanto, a portion of which are being allocated each year to employee savings accounts as matching contributions.

The proceeds from the issuance of common stock to the ESOP were used primarily for the purchase of an equivalent number of common shares under a treasury stock purchase program. Dividends on the common stock owned by the ESOP are being used to repay the ESOP borrowings.

                                                                           1993          1992
                                                                           ----          ----
Total ESOP expense                                                         $ 25          $ 28
Interest portion of total ESOP expense                                     $ 18          $ 19
Cash contribution                                                          $ 20          $ 19
Dividends paid on ESOP shares held                                         $  9          $  8



STOCK OPTION PLANS

Key officers and employees have been granted Monsanto stock options under the company's 1974, 1984 and 1988 Management Incentive Plans; the Searle
Monsanto Stock Option Plan (Searle Plan); and the NutraSweet/Monsanto Stock
Plan (NutraSweet Plan).  Information about the status of such stock options is presented below:
                                                                    Outstanding
                                   Exercisable          -----------------------------------
                                     Shares              Shares             Price per Share
- -------------------------------------------------------------------------------------------
Dec. 31, 1991                       4,125,193           8,877,442            19.33 -  74.25
- -------------------------------------------------------------------------------------------
1992:
     Granted                                            2,078,533            51.56 -  67.13
     Exercised                                           (485,094)           19.33 -  58.00
     Expired                                             (328,176)           34.50 -  73.56
- -------------------------------------------------------------------------------------------
Dec. 31, 1992                       5,140,969          10,142,705            21.31 -  74.25
- -------------------------------------------------------------------------------------------
1993:
     Granted                                            4,710,999            51.19 -  65.81
     Exercised                                         (1,253,869)           21.31 -  68.13
     Expired                                             (337,230)           41.13 -  73.56
- -------------------------------------------------------------------------------------------
DEC. 31, 1993                       5,724,125          13,262,605            22.81 -  74.25
- -------------------------------------------------------------------------------------------

Under the 1988 Management Incentive Plans, the Searle Plan and the NutraSweet Plan, 2,005,899 shares remain available for grant.

In February 1994, Monsanto established a grantor trust and contributed 2.5 million shares of Monsanto common stock to be used to satisfy compensation and benefit arrangements and obligations, including issuance of shares upon the exercise of performance stock options. In August 1993, Monsanto issued $150 million in 6 percent notes due in the year 2000. The net proceeds from the sale of the notes were used to purchase the shares contributed to the grantor trust.

EARNINGS PER SHARE

Earnings per share were computed using the weighted average number of common shares and common share equivalents outstanding each year
(120,380,516 in 1993; 123,443,744 in 1992; and 127,126,216 in 1991).
Common share equivalents (1,314,921 in 1993; 1,041,096 in 1992; and 1,437,179 in 1991) consist primarily of common stock issuable upon exercise of outstanding stock options. Earnings per share assuming full dilution were not significantly different from the primary amounts.

CAPITAL STOCK

As of Dec. 31, 1993, there were 15,268,509 common shares reserved for employee stock options.

In January 1990, the company's board of directors declared a dividend of one preferred stock purchase right on each outstanding share of the company's common stock. If a person or group acquires beneficial ownership of 20 percent or more, or announces a tender offer that would result in beneficial ownership of 20 percent or more, of the company's outstanding common stock, the rights become exercisable and each right will then entitle its holder to purchase one one-hundredth of a share of a new series of preferred stock for $450. If Monsanto is acquired in a business combination transaction while the rights are outstanding, each right will entitle its holder to purchase, for $450, common shares of the acquiring company having a market value of $900. In addition, if a person or group acquires beneficial ownership of 20 percent or more of the company's outstanding common stock, each right will entitle its holder (other than such person or members of such group) to purchase, for $450, a number of shares of the company's common stock having a market value of $900. Furthermore, at any time after a person or group acquires beneficial ownership of 20 percent or more (but less than 50 percent) of the company's outstanding common stock, the board of directors may, at its option, exchange part or all of the rights (other than rights held by the acquiring person or group) for shares of the company's common stock on a one-for-one basis. At any time prior to the acquisition of such a 20 percent position, the company can redeem each right for 1 cent. The board of directors is also authorized to reduce the 20 percent thresholds referred to above to not less than 10 percent. The rights expire in the year 2000.

COMMITMENTS AND CONTINGENCIES

Commitments, principally in connection with uncompleted additions to property, were approximately $55 million as of Dec. 31, 1993. Excluding the ESOP notes and debentures, Monsanto was contingently liable as a guarantor for bank loans and for discounted customers' receivables totaling approximately $316 million and $245 million as of Dec. 31, 1993 and 1992, respectively. Future minimum payments under noncancellable operating leases and unconditional inventory purchases are $105 million for 1994, $75 million for 1995, $51 million for 1996, $76 million for 1997, $19 million for 1998, and $88 million thereafter.

The more significant concentrations in Monsanto's trade receivables at year-end were:
                                                                   1993          1992
                                                                   ----          ----
U.S. agricultural product distributors                             $294          $175
European agricultural product distributors                          117           149
Pharmaceutical distributors worldwide                               287           315
Customers in the former Soviet Union                                 78            75

Management does not anticipate incurring losses on its trade receivables in excess of established allowances.

COSTS FOR REMEDIATION OF WASTE DISPOSAL SITES ARE ACCRUED IN THE ACCOUNTING PERIOD IN WHICH THE RESPONSIBILITY IS ESTABLISHED AND WHEN THE COST IS ESTIMABLE. As of Dec. 31, 1993 and 1992, Monsanto's Statement of Consolidated Financial Position included accrued liabilities of $266 million and $242 million, respectively, for the remediation of identified waste disposal sites. Expenditures related to remediation activities were $53 million in 1993, $46 million in 1992 and $35 million in 1991.

Monsanto's future remediation expenses for waste disposal sites are affected by a number of uncertainties, including, but not limited to, the method and extent of remediation, the percentage of material attributable to Monsanto at the sites relative to that attributable to other parties, and the financial capabilities of the other potentially responsible parties
(PRPs). Because of the uncertainties associated with remediation activities, Monsanto's potential future expenses to remediate these sites could approximate an additional $100 million.


POST-CLOSURE AND SITE REMEDIATION COSTS FOR OPERATING FACILITIES ARE ACCRUED OVER THE ESTIMATED LIFE OF THE FACILITY AS PART OF THE ANTICIPATED CLOSURE COSTS FOR SUCH SITES.

Monsanto's estimated closure costs for these sites could approximate $150 million. Uncertainties related to these costs are evolving government standards, the method and extent of remediation, and future changes in technology.

Monsanto is a party to a number of lawsuits and claims, which it is vigorously defending. Such matters arise out of the normal course of business and relate to product liability, government regulation, including environmental issues, and other issues. Certain of the lawsuits and claims seek damages in very large amounts. While the results of litigation cannot be predicted with certainty, management believes, based upon the advice of company counsel, that the final outcome of such litigation will not have a material adverse effect on Monsanto's consolidated financial position, profitability or liquidity in any one year.


SUPPLEMENTAL DATA

Supplemental income statement data were:
                                                             1993        1992         1991
- ------------------------------------------------------------------------------------------

Raw material and energy costs                               $2,258      $2,247      $2,283
Employee compensation and benefits                           2,092       1,994       1,976
Current income and other taxes                                 442         393         580
Rent expense                                                   129         138         130


- ------------------------------------------------------------------------------------------

Technological expenses:
   Research and development                                    626         651         610
   Engineering, commercial development
     and patent                                                 69          69          70
                                                               ---         ---         ---
TOTAL TECHNOLOGICAL EXPENSES                                   695         720         680


- ------------------------------------------------------------------------------------------

Interest expense:
   Total interest cost                                         141         185         190
   Less capitalized interest                                   (12)        (16)        (24)
                                                               ---         ---         ---
NET INTEREST EXPENSE                                           129         169         166


- ------------------------------------------------------------------------------------------

Currency gains (losses) including
  equity in affiliates' currency
  gains and losses                                              (6)        (39)        (10)


- ------------------------------------------------------------------------------------------

SEGMENT INFORMATION

Certain operating unit segment data and geographic data for 1993, 1992 and 1991 appear on pages 27 and 34 and are integral parts of the accompanying financial statements. The principal product lines included in each operating unit are shown in the operating unit segment data.

FINANCIAL SUMMARY
(Dollars in millions, except per share)                 1993(1)       1992(2)     1991(3)      1990(4)     1989(5)     1988
- ---------------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS
Net Sales                                            $ 7,902       $ 7,763     $ 7,936      $ 8,068     $ 7,829     $ 7,453
Operating Income                                         810            58         475          808       1,006         919
   As a Percent of Net Sales                              10%            1%          6%          10%         13%         12%
Income (Loss) from
   Continuing Operations                                 494          (126)        238          486         627         563
   As a Percent of Net Sales                               6%           (2)%         3%           6%          8%          8%
Income from Discontinued
   Operations                                                          578          58           60          52          28
Cumulative Effect of Accounting
   Changes                                                            (540)
Net Income (Loss)                                        494           (88)        296          546         679         591
Return on Shareowners' Equity                           16.9%         (2.6)%       7.6%        13.6%       17.6%       15.4%
- ---------------------------------------------------------------------------------------------------------------------------
EARNINGS PER SHARE
Income (Loss) from
   Continuing Operations                             $  4.10       $ (1.01)    $  1.87      $  3.77     $  4.63     $  3.95
Net Income (Loss)                                       4.10         (0.71)       2.33         4.23        5.01        4.14
- ---------------------------------------------------------------------------------------------------------------------------
YEAR-END FINANCIAL POSITION
Total Assets                                         $ 8,640       $ 9,085     $ 9,227      $ 9,236     $ 8,604     $ 8,461
Working Capital                                        1,377         1,512       1,536        1,323       1,326       1,117
- ---------------------------------------------------------------------------------------------------------------------------
Property, Plant and Equipment:
   Gross                                             $ 7,382       $ 7,602     $ 7,510      $ 7,226     $ 6,578     $ 6,577
   Net                                                 2,802         3,005       3,191        3,316       3,009       2,977
- ---------------------------------------------------------------------------------------------------------------------------
Long-Term Debt                                       $ 1,502       $ 1,423     $ 1,871      $ 1,645     $ 1,464     $ 1,406
Shareowners' Equity                                    2,855         3,005       3,654        4,089       3,941       3,800
- ---------------------------------------------------------------------------------------------------------------------------
Current Ratio                                            1.6           1.6         1.7          1.6         1.7         1.6
Percent of Total Debt to
   Total Capitalization                                   38%           36%         38%          35%         33%         34%
- ---------------------------------------------------------------------------------------------------------------------------
OTHER DATA
Property, Plant and Equipment
   Purchases                                         $   437       $   586     $   554      $   711     $   578     $   565
Depreciation and Amortization                            572           765         714          704         659         666
Interest Expense                                         129           169         166          176         176         164
Research and Development Expenses                        626           651         610          595         581         556
Income Taxes                                             235           (48)        116          230         327         292
Cash Provided by Operations                              731           912       1,180        1,104       1,037       1,304
- ---------------------------------------------------------------------------------------------------------------------------
Stock Price:
   High                                              $75           $71 1/4     $76          $60 1/8     $62 1/8     $46 1/4
   Low                                                48 7/8        49 3/4      46           38 3/4      40 1/4      36 3/4
   Year-End                                           73 3/8        57 5/8      67 7/8       48 1/4      57 3/4      40 7/8
Price/Earnings Ratio on
   Year-End Stock Price                                   18            --          29           11          12          10
- ---------------------------------------------------------------------------------------------------------------------------
Per Share:
   Dividends                                         $  2.30       $  2.20     $ 2.045      $  1.88     $  1.65     $ 1.475
   Shareowners' Equity                                 24.62         24.95       29.72        32.51       29.79       27.60
- ---------------------------------------------------------------------------------------------------------------------------
Shareowners (year-end)                                56,601        60,074      60,152       62,230      61,942      66,066
- ---------------------------------------------------------------------------------------------------------------------------
Shares Outstanding
  (year-end, in millions)                                116           120         123          126         132         138
- ---------------------------------------------------------------------------------------------------------------------------
Employees (year-end)                                  30,019        33,797      39,281       41,081      42,179      45,635
- ---------------------------------------------------------------------------------------------------------------------------

(1) Income from continuing operations and net income for 1993 include a net aftertax gain for restructuring and other unusual items of $34 million, or $0.28 per share.
(2) Loss from continuing operations and net loss for 1992 include a net aftertax loss for restructuring and other unusual items of $472 million, or $3.82 per share.
(3) Net income for 1991 includes net restructuring expense of $325 million, or $2.54 per share.
(4) Net income for 1990 includes $56 million, or $0.43 per share, in gains resulting from divestitures, including the divestiture of certain assets of a joint venture in Japan.
(5) Net income for 1989 includes a $36 million, or $0.27 per share, gain on the sale of the analgesics business.

                                    APPENDIX

1. In Exhibit 13 to the printed Form 10-K, the following bar graphs appear, all depicting data for 1991, 1992 and 1993: on page 26, "Selling
    Price Index", "Sales Volume Index" and "Raw Material Cost Index"; on page 28, "Agricultural Group Net Sales"; on page 29, "Chemical Group Net Sales"; on page 31, "Searle Net Sales"; and on page 39, "Cash Provided by Continuing Operations". On page 27, a pie-chart graph entitled "1993 Net Sales" appears, depicting a percentage breakdown of Monsanto's 1993 consolidated net sales by Operating Unit Segment. On page 41, a bar graph entitled "Dividends Per Share" appears, depicting annual dividend per share data for the years 1983 through 1993.
2. Throughout the electronic submission of Exhibit 13, trademarks are initially designated on each page by the letter "R" in parentheses or the letters "TM" in parentheses; whereas in the printed copy of the Annual Report, all trademarks are italicized.