Form 10-K405, Exhibit 13
period 1994-12-31
MONSANTO CO
filed 1995-03-17
CIK 67686

                                                                 EXHIBIT 13

FINANCIAL TABLE OF CONTENTS

MANAGEMENT REPORT, AUDIT COMITTEE REPORT,
INDEPENDENT AUDITORS' OPINION                              26

STATEMENT OF CONSOLIDATED INCOME                           28

STATEMENT OF CONSOLIDATED FINANCIAL POSITION               41

STATEMENT OF CONSOLIDATED SHAREOWNERS' EQUITY              43

STATEMENT OF CONSOLIDATED CASH FLOW                        44

NOTES TO FINANCIAL STATEMENTS                              47

FINANCIAL SUMMARY                                          58




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

Management believes that Monsanto's system of internal accounting controls as of Dec. 31, 1994, is effective and adequate to accomplish the objectives described above.



/s/Richard J. Mahoney
Richard J. Mahoney
Chairman and
Chief Executive Officer


/s/Robert B. Hoffman
Robert B. Hoffman
Senior Vice President and
Chief Financial Officer

Feb. 24, 1995

AUDIT COMMITTEE REPORT

The audit committee, composed of six nonemployee members of the board of directors, met four times during 1994. The committee reviews and monitors Monsanto's internal accounting controls, financial reports, accounting practices, and the scope and effectiveness of the audits performed by the independent auditors and internal auditors. The committee also recommends to the full board of directors the appointment of Monsanto's principal independent auditors, and it approves in advance all significant audit and nonaudit services provided by such auditors. As ratified by shareowner vote at the 1994 annual meeting, Deloitte & Touche LLP (Deloitte & Touche) were appointed independent auditors to examine, and to express an opinion as to the fair presentation of, the consolidated financial statements. This opinion follows.

The audit committee discusses audit and financial reporting matters with representatives of the company's financial manage-ment, its internal auditors and Deloitte & Touche. The internal auditors and Deloitte & Touche meet with the committee, with and without management representatives present, to discuss the results of their examinations, the adequacy of Monsanto's internal accounting controls, and the quality of its financial reporting. The committee encourages the internal auditors and Deloitte & Touche to communicate directly with the committee.

The audit committee has reviewed the financial section of this annual report. Pursuant to the recommendation of the committee, the board of directors has approved the financial section.



/s/Buck Mickel
Buck Mickel
Chair, Audit Committee

Feb. 24, 1995


INDEPENDENT AUDITORS' OPINION

To the shareowners of Monsanto Company:

We have audited the accompanying statement of consolidated finan-cial position of Monsanto Company and Subsidiaries as of Dec. 31, 1994 and 1993, and the related statements of consoli-dated income, shareowners' equity and cash flow for each of the three years in the period ended Dec. 31, 1994. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly in all material respects the financial position of Monsanto Company and Subsidiaries as of Dec. 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended Dec. 31, 1994, in conformity with generally accepted accounting principles.

As discussed in the Notes to Financial Statements, in 1992
Monsanto changed its methods of accounting for postretirement benefits other than pensions and for income taxes.



/s/Deloitte & Touche LLP
Deloitte & Touche LLP
St. Louis, Missouri

Feb. 24, 1995

STATEMENT OF CONSOLIDATED INCOME
(Dollars in millions, except per share)         1994         1993          1992
- -------------------------------------------------------------------------------
NET SALES                                     $8,272       $7,902        $7,763
Cost of goods sold                             4,774        4,564         4,710
- -------------------------------------------------------------------------------
GROSS PROFIT                                   3,498        3,338         3,053

Marketing expenses                             1,191        1,199         1,115
Administrative expenses                          589          548           487
Technological expenses                           674          695           720
Amortization of intangible assets                 81           81           237
Restructuring expenses -- net                     40            5           436
- -------------------------------------------------------------------------------

OPERATING INCOME                                 923          810            58

Interest expense                                (131)        (129)         (169)
Interest income                                   81           40            43
Other income (expense) -- net                     22            8          (106)
- -------------------------------------------------------------------------------
INCOME (LOSS) FROM CONTINUING OPERATIONS
  BEFORE INCOME TAXES                            895          729          (174)
Income taxes                                     273          235           (48)
- -------------------------------------------------------------------------------
INCOME (LOSS) FROM CONTINUING OPERATIONS         622          494          (126)
- -------------------------------------------------------------------------------
DISCONTINUED OPERATIONS:
Income from Fisher Controls                                                  24
Gain on sale of Fisher Controls                                             554
- -------------------------------------------------------------------------------
INCOME FROM DISCONTINUED OPERATIONS                                         578
- -------------------------------------------------------------------------------
INCOME BEFORE ACCOUNTING CHANGES                 622          494           452
CUMULATIVE EFFECT OF ACCOUNTING CHANGES:
Postretirement Benefits Other Than Pensions                                (658)
Income Taxes                                                                118
- -------------------------------------------------------------------------------
NET INCOME (LOSS)                             $  622       $  494        $  (88)
- -------------------------------------------------------------------------------

EARNINGS PER SHARE:
Income (Loss) from Continuing Operations      $ 5.32       $ 4.10        $(1.01)
Discontinued Operations                                                    4.68
Accounting Changes                                                        (4.38)
- -------------------------------------------------------------------------------
NET INCOME (LOSS)                             $ 5.32       $ 4.10        $(0.71)
- -------------------------------------------------------------------------------

The above statement should be read in conjunction with pages 47 through 57 of this report.

KEY FINANCIAL STATISTICS                       1994         1993          1992
- ------------------------------------------------------------------------------
AS A PERCENT OF NET SALES:
Gross Profit                                     42%          42%           39%
Marketing, Administrative
  and Technological Expenses                     30           31            30
Research and Development Expenses                 7            8             8
Operating Income                                 11           10             1
Income (Loss) from Continuing Operations          8            6            (2)
Net Income (Loss)                                 8            6            (1)

EFFECTIVE INCOME TAX RATE                        31           32           (28)
RETURN ON SHAREOWNERS' EQUITY                  21.4         16.9          (2.6)
- ------------------------------------------------------------------------------

REVIEW OF CONSOLIDATED RESULTS OF OPERATIONS

MONSANTO REPORTS RECORD EARNINGS PER SHARE

Monsanto Company's earnings per share in 1994 were a record
$5.32, and net income was the second-best in Monsanto's history.
Net income for 1994 was $622 million, compared with income of $494 million, or $4.10 per share, in 1993. Return on shareowners' equity (ROE) for 1994 was 21.4 percent. The Agricultural Group continued its impressive growth, fueled by record sales volumes for Roundup(R) herbicide and significant income contributions from sales of new products. Higher sales volumes for key products, excellent manufacturing performance, and continued cost reduction efforts led to a substantial increase in The Chemical Group's earnings, excluding the year-to-year effect of restructurings. Searle's performance improved dramatically as sales from new products increased significantly, infrastructure costs were lower, and costs from new product introductions declined. The NutraSweet Company performed well, as significant cost reductions largely offset lower average selling prices.

EVENTS AFFECTING COMPARABILITY

In December 1994, Monsanto's board of directors approved a plan to eliminate redundant staff activities across the company and to consolidate certain staff and administrative business functions. The plan will result in worldwide employment reductions of approximately 500 people. In addition, the company will close or exit certain facilities and programs. These work force reductions and closures will be substantially completed by the end of 1995. The pretax expense related to these actions was $89 million ($55 million aftertax, or $0.47 per share). The effect of these actions is anticipated to generate future pretax cash savings and benefit future operating income by approximately $100 million annually. Separately, in the fourth quarter of 1994, the board approved the reversal of $49 million ($33 million aftertax, or $0.28 per share) of excess restructuring reserves from prior years. The excess was primarily due to higher than expected proceeds and lower exit costs from the sale and shutdown of nonstrategic businesses and facilities included in the 1993 and 1992 restructuring actions.

In September 1994, Monsanto and the U.S. Internal Revenue Service settled certain tax matters related to the 1985 acquisition of Searle, and Monsanto recognized an aftertax gain of $21 million, or $0.18 per share, for interest on the settlement.

In December 1993, the board of directors approved a small reserve to cover the sale of or exit from certain nonstrategic products, the withdrawal from the pyridine research program in The Agricultural Group, and the consolidation of some manufacturing capacity. The net aftertax expense for these actions was $7 million, or $0.06 per share, and principally affected The Agricultural and Chemical Groups.

In March 1993, Monsanto received reimbursement from insurance companies for various costs associated with damage to a manufacturing site of a raw material for Roundup. The settlement resulted in a $22 million aftertax gain, or $0.18 per share. These costs had been expensed in 1992, pending resolution of the claim.

Without the unusual events in 1994 and 1993, net income for 1994 would have been $623 million, compared with $479 million for the prior year, an increase of 30 percent. Earnings per share in 1994 would have been $5.33, a 34 percent increase from 1993 earnings per share.

NET SALES ARE HIGHER

Net sales in 1994 were 5 percent higher than those in 1993, led by increases in net sales for The Agricultural Group and Searle. Net sales for The Chemical Group increased slightly as a result of higher sales volumes. Net sales for The NutraSweet Company declined, in line with expectations.

The Agricultural Group reached record net sales in 1994, up 13 percent from those in 1993, due primarily to a significant increase in worldwide sales volumes for Roundup herbicide.
Continued worldwide adoption of conservation tillage techniques by farmers, pricing and new end-use strategies contributed to this sales volume increase. Sales of new products, such as Posilac(R) bovine somatotropin (BST) and Harness(R) herbicide, and the inclusion of a full year's net sales of lawn-and-garden products from the Ortho acquisition also were significant contributors to the sales increase. Searle's net sales growth was led by significant growth in sales of recently introduced new products in the United States, principally Daypro(R), a once-daily arthritis treatment, and Ambien(R), a short-term treatment for insomnia.
Sales of these and other new products more than offset the effect of generic competition on sales of the Calan(R) family of calcium channel blockers. The Chemical Group's net sales for 1994 were slightly higher than those in 1993. However, after adjusting for 1993 net sales from divested businesses, net sales for 1994 would have increased 6 percent, as sales volumes increased for all key products worldwide. The NutraSweet Company's net sales declined, because of lower average selling prices for aspartame. Sales volumes for NutraSweet(R) brand sweetener, the company's trademark aspartame product, declined 4 percent from volumes last year. However, sales of tabletop sweeteners, such as Equal(R) and NutraSweet(R) Spoonful(TM), increased slightly.

Monsanto's net sales in markets outside the United States represented 40 percent of 1994 net sales, about the same percentage as last year.


MONSANTO ACHIEVES HIGHER OPERATING RESULTS

Operating income in 1994 of $923 million was the second-best in Monsanto's history, and increased 14 percent compared with $810 million in operating income in 1993. Excluding the $40 million in net pretax restructuring and unusual items in 1994 and the $30 million net pretax gain from unusual items in 1993, operating income would have increased by approximately $183 million, or 23 percent, in 1994. Operating results in 1994 benefited from strong sales volume gains for several major products, the successful introduction of new products, and savings from cost reduction efforts. These increases in operating income were partially offset by the effects of lower selling prices in all units and by substantial cost increases for raw materials experienced by The Chemical Group.

Excluding the aforementioned 1994 and 1993 restructuring charges and unusual items, operating results would have improved significantly for The Agricultural Group, The Chemical Group and Searle. NutraSweet's operating income declined modestly from that in the prior year. The Agricultural Group's operating income in 1994 was a record and benefited from significantly higher worldwide sales volumes for Roundup(R) herbicide, from the inclusion of a full year of earnings from the acquired Ortho business, and from the introduction of new products. Operating results for The Chemical Group benefited from significantly higher sales volumes in several major products, lower manufacturing costs and cost reduction efforts. These factors were partially offset by significantly higher raw material costs and lower average selling prices, principally in Europe and Japan. Searle's improved operating results benefited from significant growth in sales of new products, cost savings from restructuring actions, and lower new product introduction costs. NutraSweet's lower operating income in 1994 resulted from reduced selling prices and sales volumes for aspartame, partially offset by cost reductions and by higher sales of tabletop sweeteners.

Marketing and administrative expenses increased in 1994, principally because of the higher costs associated with various employee incentive programs, and inclusion of a full year's operating expenses of the acquired Ortho lawn-and-garden products business, partially offset by lower new product introduction costs at Searle. Interest income in 1994 increased because of the aforementioned Searle tax refund. "Other income (expense) -- net" increased in 1994, principally because of lower currency losses.

MONSANTO REACHES 20 PERCENT ROE TARGET

In 1994, Monsanto achieved its goal of a 20 percent return on equity (ROE). The company continues to believe that the 20 percent ROE target is useful.


COST SAVINGS CONTINUE

In the past few years, Monsanto has taken steps to make worldwide operations more focused, productive and cost effective. The effect of these actions benefited operating income by approximately $250 million in 1994. These savings are in line with original expectations and are expected to continue on an annual basis. Continuing business redesign and other productivity enhancement efforts have yielded significant benefits as well. These initiatives will continue as the company responds to increased global competition and higher customer expectations.

NEW PRODUCTS ARE STRATEGIC PRIORITY

New product development and commercialization continue to be strategic priorities for Monsanto. For example, three agricultural products developed through the use of biotechnology completed the U.S. Food and Drug Administration's consultation process in 1994, an important step toward regulatory approval. Monsanto's research and development (R&D) expenditures were $609 million in 1994, or 7 percent of net sales, a level that reflects management's strong, long-term commitment to R&D. The discovery and development of pharmaceutical and agricultural products continue to be the focus of most of these expenditures. Significant R&D efforts in existing product technologies and new product applications also continue across all business units. Additionally, Monsanto's research program includes the acquisition of new technologies through licensing. The result is that Monsanto has many potential products in the R&D pipeline.
Several of them should be commercialized in the next few years.

PRIOR YEAR REVIEW

In 1993, Monsanto Company's operating results improved substantially from those in 1992. Net income for 1993 was $494 million, or $4.10 per share, although it was affected by several unusual events. The Agricultural Group continued its impressive growth, fueled by record sales volumes for Roundup(R) herbicide. Savings from cost reductions and from working capital reduction efforts, coupled with slightly higher sales volumes, led to increased earnings in The Chemical Group. Searle's performance improved as sales from new products and significant cost savings from restructuring actions more than offset new product launch costs and the effect of generic competition on sales of the Calan(R) family of calcium channel blockers in the United States. The NutraSweet Company, which completed its first postpatent year for NutraSweet(R) brand sweetener in the United States, showed continued growth in 1993 in sales volumes and improved earnings.

As more fully described on page 29, in December 1993, the board of directors approved a small restructuring reserve. In
March 1993, Monsanto received reimbursement from insurance companies for various costs associated with damage to a manufacturing site of a raw material for Roundup.

In 1992, restructuring actions were approved, which primarily affected Searle, and resulted in a one-time aftertax expense of $425 million, or $3.44 per share. The Fisher Controls business was sold in 1992, which resulted in an aftertax gain of $554 million, or $4.49 per share. Net income in 1992 also included $24 million, or $0.19 per share, in partial-year earnings from Fisher Controls prior to the sale of this subsidiary.

In addition, Monsanto implemented new accounting rules related to postretirement benefits and income taxes in 1992, which resulted in a net one-time aftertax charge of $540 million, or $4.38 per share.

Other unusual items in 1992 totaled an aftertax expense of $47 million, or $0.38 per share. These items were principally the costs incurred from damage in January 1992 to a manufacturing unit that produces a raw material for Roundup, and from the settlement in the second quarter of 1992 of certain lawsuits related to the Brio Superfund site.

Consolidated net sales in 1993 were 2 percent higher than those in the prior year. Net sales for The Agricultural Group grew 17 percent from those in 1992, due primarily to a 24 percent increase in worldwide sales volumes for Roundup. Rapid worldwide adoption of conservation tillage techniques by farmers, the effects of the wet spring in the United States, and pricing and new end-use strategies contributed to this sales volume increase. Searle's net sales growth was led by new product introductions in the United States, principally Daypro(R), a once-daily arthritis treatment, and Ambien(R), a short-term treatment for insomnia. Sales of these and other new products more than offset lower sales of Calan, which was subject to generic competition in the United States. The Chemical Group's net sales for 1993 were slightly lower, as sales volume increases in the United States were offset by lower worldwide average selling prices. The lower selling prices were principally due to the recession in Europe and Japan. In NutraSweet's first year following the expiration of its aspartame-use patent in the United States, net sales declined, as expected, because of lower average selling prices. However, aspartame sales volumes grew 6 percent from volumes in 1992.

Operating income was $810 million in 1993, compared with $58 million in operating income in 1992. Excluding the unusual items in 1993 and the restructuring and unusual charges in 1992, operating results would have improved for all business segments. The Agricultural Group in 1993 benefited from significantly higher worldwide sales volumes for Roundup and from lower manufacturing costs. Operating results for The Chemical Group benefited from lower raw material costs, cost reduction efforts, and increased demand in the United States. Operating results for Searle improved as a result of cost savings from restructuring actions and from higher net sales. These factors more than offset substantial costs of new product introductions and the effect of generic competition on sales of Calan in the United States. NutraSweet's improved operating income in 1993 resulted from increased aspartame sales volumes, and from reduced operating and amortization expenses, which combined to offset lower postpatent prices in the United States for NutraSweet brand sweetener.

Marketing and administrative expenses increased in 1993, principally because of the aforementioned product launch costs incurred by Searle, higher costs associated with various employee incentive programs, and operating expenses of the acquired Ortho lawn-and-garden products business. Amortization of intangible assets declined because of the expiration of NutraSweet's U.S. aspartame-use patent in December 1992. Interest expense in 1993 fell 24 percent, primarily because of lower average debt levels. "Other income (expense) -- net" increased in 1993, principally because of lower currency losses and higher income from equity affiliates. The 1992 amount included a write-down of investments to market value.


ANALYSIS OF CHANGE IN EARNINGS PER SHARE -- BETTER (WORSE)

                                              1994 vs. 1993  1993 vs. 1992
                                              -------------  -------------
SALES-RELATED FACTORS:
Selling prices                                    $(0.71)        $(1.90)
Sales volumes and mix                               1.70           1.33
- -----------------------------------------------------------------------
Total Sales-Related Factors                         0.99          (0.57)
- -----------------------------------------------------------------------
COST-RELATED FACTORS:
Raw material costs                                 (0.52)          0.55
Manufacturing capacity utilization                  0.40           0.01
Other manufacturing costs                           0.34           0.23
Marketing, administrative
  and technological expenses                       (0.27)         (0.43)
Amortization of intangible assets                   0.03           0.85
- -----------------------------------------------------------------------
Total Cost-Related Factors                         (0.02)          1.21
- -----------------------------------------------------------------------
Interest expense                                   (0.01)          0.20
Interest income                                     0.04          (0.02)
Other income (expense) -- net                       0.07           0.20
Change in income taxes                              0.14           0.19
Change in shares outstanding                        0.15           0.10
- -----------------------------------------------------------------------
Change in Earnings per Share
   Before Other Factors                             1.36           1.31
- -----------------------------------------------------------------------
OTHER FACTORS:
Restructuring and other unusual actions            (0.13)          3.94
Gain on sale of Fisher Controls                                   (4.49)
Divestitures                                       (0.01)         (0.33)
Accounting change for postretirement
  benefits                                                         5.34
Accounting change for income taxes                                (0.96)
- -----------------------------------------------------------------------
Total Other Factors                                (0.14)          3.50
- -----------------------------------------------------------------------
Change in Earnings per Share                       $1.22          $4.81
- -----------------------------------------------------------------------


[SELLING    (1989 = 1.0)
 PRICE
 INDEX      The index of selling prices declined in 1994.  This was
 GRAPH]     primarily due to the effect of lower selling prices for
            The Agricultural Group and for The NutraSweet Company.
            Refer to the discussion of the operating unit segment data for The Agricultural Group on pages 34 - 35, and for NutraSweet on page 39.








[RAW        (1989 = 1.0)
 MATERIAL
 COST
 INDEX      The higher raw material cost index in 1994 primarily
 GRAPH]     affected The Chemical Group.  Refer to the discussion
            of the operating unit segment data for The Chemical
            Group on pages 36 - 37.










[SALES      (1989 = 1.0)
 VOLUME
 INDEX
 GRAPH]     The sales volume index increase in 1994 was led by
            higher sales volumes for key products in The Chemical
            Group, a significant increase in worldwide sales volumes for Roundup(R) herbicide from those last year, and from sales volume increases for new products at Searle. Refer to the discussion of the operating unit segment data for The Agricultural Group on pages 34 -
            35, for The Chemical Group on pages 36 - 37, and for
            Searle on pages 37 - 38.

OPERATING UNIT SEGMENT DATA

                                                                               Operating                      Research
                                                 Net Sales             Income (Loss)<F1>               and Development
- ----------------------------------------------------------     -------------------------     -------------------------
                                  1994      1993      1992      1994      1993      1992      1994      1993      1992
                                ------    ------    ------     -----     -----     -----     -----     -----     -----
The Agricultural Group          $2,224    $1,967    $1,676     $ 476     $ 400     $ 242     $ 141     $ 152     $ 152
The Chemical Group               3,715     3,684     3,705       304       331        91        95       113       112
Searle                           1,681     1,546     1,503        72       (13)     (288)      330       305       332
The NutraSweet Company             652       705       879       139       145        72        30        42        44
Corporate                                                        (68)      (53)      (59)       13        14        11
- ----------------------------------------------------------------------------------------------------------------------
Total                           $8,272    $7,902    $7,763     $ 923     $ 810     $  58     $ 609     $ 626     $ 651
- ----------------------------------------------------------------------------------------------------------------------

                                                                                 Capital                  Depreciation
                                              Total Assets                  Expenditures              and Amortization
                                --------------------------     -------------------------     -------------------------
                                  1994      1993      1992      1994      1993      1992      1994      1993      1992
                                ------    ------    ------     -----     -----     -----     -----     -----     -----
The Agricultural Group          $2,434    $2,166    $1,680     $ 106     $ 109     $ 136     $ 138     $ 129     $ 112
The Chemical Group               3,101     3,146     3,236       212       224       290       254       263       301
Searle                           2,139     2,145     2,435        63        72       110       114       119       116
The NutraSweet Company             901       910       934        27        30        49        53        59       234
Corporate                          316       273       800         1         2         1         2         2         2
- ----------------------------------------------------------------------------------------------------------------------
Total                           $8,891    $8,640    $9,085     $ 409     $ 437     $ 586     $ 561     $ 572     $ 765
- ----------------------------------------------------------------------------------------------------------------------

Amounts for 1992 have been restated from those previously reported for the reclassification of expenses and assets estimated to be attributable to biotechnology product discovery.
In 1993, these expenses and assets were charged to the respective business units to reflect the current organizational structure.

[FN]
<F1> Operating income was affected by the 1994, 1993 and 1992 restructurings and other unusual items as follows:

                                        Income (Expense)
                                  --------------------------
Operating Unit:                     1994      1993      1992
                                  ------    ------    ------
  The Agricultural Group          $ (16)    $  (3)    $(135)
  The Chemical Group                (33)       43      (148)
  Searle                             19         3      (265)
  The NutraSweet Company             (6)      (12)      (70)
  Corporate                          (4)       (1)       (6)
                                  -----      -----    -----
Total                             $ (40)     $  30    $(624)
                                  -----      -----    -----


Although inflation is relatively low in most of Monsanto's major markets, it continues to affect operating results. To mitigate the effect of inflation, Monsanto has implemented measures to control costs, to improve productivity, to manage new fixed and working capital, and to raise selling prices where government regulations and competitive conditions permit. In addition, the current cost of replacing certain assets is estimated to be greater than their historical cost presented in the financial statements. Accordingly, the depreciation expense reported in the Statement of Consolidated Income would be greater if the expense was stated on a current cost basis.

Sales between operating units were not significant. Certain corporate expenses, primarily those related to the overall management of Monsanto, were not allocated to the operating units or geographic areas. Corporate assets primarily include investments in affiliates and a portion of the cash balance.


                  [1994 NET SALES GRAPH]

The principal factors that accounted for the operating units' performances in 1994 and 1993, along with the factors that are expected to affect operating results in the near term, are described on the following pages.

THE AGRICULTURAL GROUP

                                           1994      1993     1992
- ------------------------------------------------------------------
Net Sales:
  Crop chemicals                         $2,123    $1,936   $1,647
  Animal sciences                           101        31       29
- ------------------------------------------------------------------
Total                                    $2,224    $1,967   $1,676
Operating Income                            476       400      242
- ------------------------------------------------------------------

The Agricultural Group is a leading worldwide developer, producer and marketer of crop protection products and lawn-and-garden products. This group also develops and markets products enhanced by biotechnology. These products improve the efficiency of food production and preserve environmental quality for agricultural, industrial, turf and residential uses. More than half of the unit's herbicide net sales are in markets outside the United States. Weather conditions in agricultural markets worldwide affect sales volumes.


          [AGRICULTURAL GROUP NET SALES GRAPH]


The Agricultural Group's sales and operating performance in 1994 were records, helped by strong sales from the family of Roundup(R) herbicides, the successful introduction of new products, and excellent manufacturing performance.

Net sales for The Agricultural Group in 1994 were 13 percent higher than net sales in 1993. Net sales in 1994 benefited from higher worldwide sales of Roundup, from the inclusion of a full year of lawn-and-garden sales from the acquired Ortho business, and from sales of newly introduced Posilac(R) bovine somatotropin
(BST). However, these factors were somewhat offset by lower net sales from the acetanilide family of herbicides, which include Lasso(R) herbicide and newly introduced Harness(R) herbicide. Sales volumes of Lasso declined from volumes last year; however, sales of Harness have substantially replaced those of Lasso in many
U.S. markets.

Operating income increased $76 million, or 19 percent. The increase in operating income was affected by unusual items in both 1994 and 1993. The unusual items included in 1994 operating income were $30 million in restructuring charges, principally for employment reductions and costs to terminate a program. These charges were partially offset by $14 million in reversals of prior year restructuring reserves, primarily for higher than anticipated proceeds from the sale of the pyridine research program. Operating income in 1993 included $38 million in net charges primarily related to the withdrawal from the pyridine research program, and a $35 million pretax gain resulting from reimbursement by insurance companies for various costs incurred in 1992 from damage to a manufacturing site that produces a key raw material for Roundup.

An analysis of the change in operating income shows:

                                         Better (Worse)
                                      --------------------
                                       1994 vs.  1993 vs.
                                         1993      1992
                                      ---------  --------
Selling prices                         $ (68)     $ (60)
Sales volumes and mix                    106        157
Raw material and other
  manufacturing costs                     41         24
Restructuring and other charges           22         25
Glyphosate plant damage costs                        42
Insurance settlement                     (35)        35
Inventory write-down                                 30
Effect of divested businesses             30
Other (primarily
  volume-related expenses)               (20)       (95)
                                       -----       ----
Change in operating income             $  76       $158
                                       -----       ----

Worldwide sales volumes in 1994 for the family of Roundup herbicides improved significantly from last year's sales volumes, reflecting strong demand in most key worldwide markets. The continued worldwide adoption of conservation tillage techniques by farmers and satisfactory weather conditions, on balance, in many key markets contributed to this sales volume increase. Selling price declines for certain products, principally in ex-U.S. markets, continued to benefit sales volumes by making Roundup cost effective for weed control in a broader range of crop and industrial uses. The effect of generic competition, principally in certain ex-U.S. markets, dampened selling prices modestly. However, the effect of increased sales volumes on operating income exceeded the effect of the lower selling prices.

Operating income in 1994 benefited from excellent manufacturing performance, from inclusion of a full year's operating income from the acquired Ortho business, and from sales of Posilac in the United States.

Earnings from the acetanilide family of herbicides declined due to lower sales into the former Soviet Union as a result of poor economic conditions, and one-time launch costs for the successful introduction of Harness in the United States.



PRIOR YEAR REVIEW

Net sales for The Agricultural Group in 1993 were 17 percent higher than sales in 1992. Operating income increased $158 million, or 65 percent. The increase in operating income was affected by unusual items occurring in both 1993 and 1992. The unusual items included in 1993 operating income were $38 million in net charges primarily related to withdrawal from the pyridine research program and a $35 million pretax gain resulting from reimbursement by insurance companies for various costs incurred in 1992 from damage to a manufacturing site that produces a key raw material for Roundup(R) herbicide. The unusual items included in 1992 operating income were $63 million in restructuring charges and other items, principally related to employment reductions; a $42 million loss associated with the aforementioned costs incurred from damage to a manufacturing site of a raw material for Roundup; and a $30 million charge for the write-down of certain bovine somatotropin (BST) inventories because of shelf-life expiration.

Worldwide sales volumes for Roundup in 1993 improved 24 percent from 1992 sales volumes, reflecting strong demand in most key markets. The rapid worldwide adoption of conservation tillage techniques by farmers; the effects of the wet spring in the United States; and good weather conditions, on balance, in many key markets contributed to this sales volume increase. The decline in selling prices, principally for certain products in ex-U.S. markets, continued to benefit sales volumes for Roundup by making the herbicide cost-effective for weed control in a broader range of crop and industrial uses. The effect of these increased sales volumes on operating income exceeded the effect of lower selling prices.

While 1993 sales benefited from the addition of the Ortho lawn-and-garden products business, operating income was hurt by the dilutive effect of that acquisition. Expenditures in 1993 for BST continued to affect financial results adversely.



AGRICULTURAL GROUP OUTLOOK

Patents protecting Roundup and other glyphosate herbicides in various countries expired in 1991, while compound per se patent protection for the active ingredient in Roundup herbicide continues in the United States until the year 2000. Management expects that manufacturing process and formulation patents that are important to Monsanto's cost position will help maintain our competitive position after the expiration of this other patent. Roundup faces competition from several generic producers in certain markets outside the United States.

Sales of Harness(R) herbicide should continue to replace those of Lasso(R) herbicide in most U.S. markets. This trend is expected to continue in future periods with some incremental growth anticipated. In December 1994, the U.S. Environmental Protection Agency registered Permit(R) herbicide for control of sedges and broadleaf weeds in corn and grain sorghum, and Manage(R) herbicide for nutsedge control in turf.

Posilac bovine somatotropin (BST) offers significant value to the dairy industry by increasing the efficiency of milk production, but it continues to meet opposition from certain groups. The U.S. Food and Drug Administration has yet to finalize labeling regulations for milk products, and several state legislatures are considering milk labeling bills, which could affect future sales.


The Agricultural Group has a significant number of new products in the research and development pipeline, some of which should be commercialized in the next few years. The focus continues to be on a number of herbicide and biotechnology-related products.

THE CHEMICAL GROUP

                                         1994      1993     1992
- ----------------------------------------------------------------
Net Sales:
  Industrial Products Group            $1,391    $1,522   $1,371
  Fibers                                1,239     1,141    1,089
  Plastics and Saflex                   1,085     1,021    1,053
  Discontinued products                                      192
- ----------------------------------------------------------------
Total                                  $3,715    $3,684   $3,705
Operating Income                          304       331       91
- ----------------------------------------------------------------

The Chemical Group produces and markets a range of performance materials -- including plastics, nylon and acrylic fibers, rubber chemicals, Saflex(R) plastic interlayer, and phosphorus and its derivatives -- used by customers to make countless consumer, household, automotive and industrial products.


             [CHEMICAL GROUP NET SALES GRAPH]


In 1994, The Chemical Group benefited from significantly higher sales volumes for several key products, from improved worldwide capacity utilization levels, and from savings from continuing cost reduction efforts. Partially offsetting these gains were significantly higher raw material costs, principally in the last half of the year, and global pricing pressures in certain businesses.

The Chemical Group's 1994 net sales were slightly higher than net sales last year. Sales in 1993 included those from businesses later divested as part of the previously announced restructuring program. Excluding net sales from these divested businesses, net sales in 1994 would have increased 6 percent from sales in 1993. Sales volumes increased 7 percent from sales volumes in 1993. This increase was offset by lower selling prices, principally in the rubber chemicals business. The sales volume increase in 1994 benefited from increased demand in the North American and certain European automotive markets, from increases in U.S. housing starts and resales, which resulted in an improved U.S. market for replacement carpet, and from an increase in the architectural use of laminated glass.


Operating income in 1994 declined from operating income in the prior year. However, a number of unusual items affected profitability in both years. Specifically, 1994 operating income included $33 million in restructuring charges, principally related to employment reductions and costs to close several facilities. Operating income in 1993 benefited from $43 million in gains from the sale of several nonstrategic businesses, partially offset by expenses related to facility rationalization and other costs.

An analysis of the change in operating income shows:

                                                    Better (Worse)
                                              -------------------------
                                               1994 vs.       1993 vs.
                                                 1993           1992
                                              ----------     ----------
Selling prices                                    $ (14)         $ (85)
Sales volumes and mix                               128             11
Capacity utilization and other
  manufacturing costs                                74             21
Raw material costs                                  (74)            71
Restructuring                                       (76)           120
Asset impairment                                                    30
Brio litigation settlement                                          41
Effect of inventory reduction                       (11)            31
Effect of divested businesses                       (32)            (5)
Other                                               (22)             5
                                                  -----          -----
Change in operating income                        $ (27)         $ 240
                                                  -----          -----

Operating income in 1994 benefited from the effect of higher sales volumes, excellent manufacturing performance and continued cost reduction efforts. Capacity utilization, an important factor for The Chemical Group's profitability, was 86 percent in 1994 vs. 77 percent in 1993. Partially offsetting these gains were significantly higher raw material prices.

Net sales for the Industrial Products Group showed growth in North America and Asia. This growth was offset by the depressed economic conditions in the former Soviet Union during 1994 and in Europe during the first half of the year.

The Fibers Division's net sales in 1994 were 9 percent higher than those in 1993. This strong performance was primarily due to increased nylon sales in the United States to carpet manufacturers for the home replacement carpet market and to tire producers for tire reinforcement.

The Plastics and Saflex Divisions' net sales in 1994 were higher than those in 1993, primarily because of sales volume increases worldwide. Selling prices stabilized compared with those in 1993, principally in the United States.




PRIOR YEAR REVIEW

In 1993, The Chemical Group benefited from lower raw material prices, cost reduction efforts, and an improved U.S. economy.
However, the group was adversely affected by the recession in Europe and Japan, which continued to constrict demand for chemical products.

The Chemical Group's 1993 net sales were slightly lower than net sales in 1992. Sales volumes increased 3 percent from sales volumes in 1992. This increase was offset by lower selling prices, principally in the Plastics and Resins Divisions. The sales volume increase in 1993 was primarily in the United States, and benefited from a stronger market for replacement carpet. Sales volumes also benefited from increased U.S. automotive production, which rebounded from 1992 levels. Various product sales volumes in Europe, Japan and the former Soviet Union declined as a result of weak demand.

Operating income in 1993 more than tripled when compared with 1992 operating income. However, a number of unusual items affected profitability both years. In 1993, operating income benefited from $43 million in gains from the sale of several nonstrategic businesses, partially offset by expenses related to facility rationalization and other costs. In 1992, operating income was adversely affected by $77 million in restructuring expenses associated with implementing further cost cutting actions; $41 million in costs associated with the settlement of certain litigation related to the Brio Superfund site; and $30 million in expenses related to a facility asset impairment.

CHEMICAL GROUP OUTLOOK

In 1995, The Chemical Group intends to merge its rubber chemicals and instruments businesses with the rubber chemicals business of Akzo Nobel N.V. to form a 50/50 joint venture. The new
organization will serve the global rubber industry.   When the
venture is formed, certain redundant activities and functions for the combined businesses are expected to be consolidated, and a one-time charge will be recorded. Net sales and operating income of the joint venture will not be included with those of The Chemical Group. The Chemical Group's share of the joint venture's earnings will be reflected in "Other income (expense) - net" in the Statement of Consolidated Income.

The Chemical Group's outlook is for growth based on continued improvement of existing businesses through process redesign and cost reductions, development of new markets for existing or modified products, development of new products, and growth through rational and synergistic acquisitions.

SEARLE

                                         1994      1993     1992
- ----------------------------------------------------------------
Net Sales                              $1,681    $1,546   $1,503
Operating Income (Loss)                    72       (13)    (288)
- ----------------------------------------------------------------

Searle develops, produces and markets prescription pharmaceuticals. Its products include medications to relieve the symptoms of arthritis, to control high blood pressure, to relieve insomnia, to prevent the formation of ulcers, and to treat certain infections.

                   [SEARLE NET SALES GRAPH]

Searle's 1994 net sales were 9 percent higher than net sales last year. This increase in net sales was driven by 10 percent higher volumes, partially offset by lower net selling prices. Sales growth from new products -- led by Daypro(R), a once-daily arthritis treatment, Ambien(R), a short-term treatment for insomnia, and Arthrotec(R), a combination of Cytotec(R) ulcer preventive drug with the nonsteroidal anti-inflammatory drug diclofenac, for the treatment of arthritis -- more than offset a decline in sales of the Calan(R) family of calcium channel blockers. In total, these new products contributed $310 million to 1994 net sales. Net sales of the Calan family of products, sold primarily in Canada and the United States, were $321 million, 8 percent lower than last year's. This decline primarily reflected the effect of generic competition on Calan SR in the United States. However, the effect was substantially reduced by Searle sales of verapamil
SR resulting from a distribution arrangement with a generic distributor. Net sales of Canderel(R) tabletop sweetener, made with NutraSweet brand sweetener and marketed by Searle outside the United States, were $155 million in 1994, up 3 percent from net sales in 1993, due to higher sales volumes.

Searle's operating income in 1994 was $72 million compared with an operating loss of $13 million in 1993. Unusual items included in 1994 operating income were $16 million in restructuring charges, principally related to employment reductions; and $35 million in reversals of prior year restructuring reserves, primarily for higher than anticipated proceeds and lower exit costs related certain divested facilities. Operating results in 1994 benefited from increased sales of new products, lower new product introduction costs in 1994, and cost savings, primarily from restructuring actions initiated in 1992.

An analysis of the change in operating income shows:

                                                    Better (Worse)
                                                -----------------------
                                                1994 vs.       1993 vs.
                                                  1993           1992
                                                --------       --------
Selling prices                                    $ (24)         $ (34)
Sales volumes and mix                               100             94
Restructuring                                        16            268
Marketing, administrative and
  technological expenses                              1            (31)
Other                                                (8)           (22)
                                                  -----          -----
Change in operating income                        $  85          $ 275
                                                  -----          -----

Searle's investment in research and development (R&D) continues to be significant. R&D expenditures were 20 percent of the unit's net sales for both 1994 and 1993. Future R&D spending is also expected to be significant, and Searle will continue to seek R&D collaborations to share development costs and combine strengths to speed development. This investment reflects Searle's commitment to securing a continuing stream of new products through discovery and development.

PRIOR YEAR REVIEW

Searle's 1993 net sales were 3 percent higher than 1992 net sales driven by 5 percent higher volumes, partially offset by lower net selling prices. Sales growth from new products more than offset a decline in sales of Calan(R). New product introductions included Daypro(R) and Ambien(R) in the United States and Arthrotec(R) in the United Kingdom, Canada, Sweden and Ireland. In total, these products contributed $159 million to 1993 net sales. Net sales of Calan, sold primarily in the U.S. and Canadian markets, were $350 million, 23 percent lower than those in 1992. This decline primarily reflected the effect of generic competition in the United States. Sales in 1993 of Maxaquin(R) quinolone anti-infective agent were almost 50 percent higher than those in 1992, the year the product was launched in the United States. But 1993 sales of Maxaquin were short of expectations because of photosensitivity issues. Net sales of Canderel(R) were $151 million in 1993, down 4 percent from net sales in 1992, because of a stronger U.S. dollar.

Operating results in 1993 benefited from cost savings, primarily from restructuring actions initiated in 1992. However, results were negatively affected by substantial new product introduction costs and global health care reforms. The 1992 operating loss included a $265 million pretax restructuring charge.


SEARLE OUTLOOK

Arthrotec, a combination of Cytotec ulcer preventive drug and diclofenac for the treatment of arthritis, was launched in the Netherlands and Portugal in 1994. Additional launches in Germany and Italy, as well as the filing of the U.S. new product application, are anticipated in 1995. Cytotec has now been approved in all major markets. Recent clinical developments related to Cytotec are believed to represent a potential opportunity to enhance future sales and performance of this product.

Calan calcium channel blocker participates in an increasingly competitive market for antihypertensive drugs and faces generic competition. This increased competition is likely to continue to affect the future sales and profits of Calan adversely. Searle, in conjunction with ALZA Corp., is developing a formulation of verapamil hydrochloride (the active ingredient in Calan) with proprietary delayed-release technology. The new product application for Verapamil OROS was recently filed with the Food and Drug Administration for marketing approval in the United States. A positive review could enhance Searle's competitive position for such hypertension products.

Searle's current product development activities are focused on areas of strategic importance. In addition to Verapamil OROS, Searle is developing drugs for the treatment of cardiovascular conditions, including an oral antiplatelet agent to inhibit blood clots from forming after bypass surgery or angioplasty; tissue pathway factor inhibitor (TPFI) to be used during microvascular surgery to prevent blood clots; and epoxymexrenone for the treatment of hypertension, congestive heart failure and cirrhosis. COX-2 inhibitor, in early development as an improved treatment for arthritis, could potentially increase Searle's participation in this important therapeutic market. Other products in development include eliprodil, a neuroprotective agent to limit the damage caused by stroke, and IL-3 synthokine to help chemotherapy patients replenish white blood cells and platelets more rapidly.

THE NUTRASWEET COMPANY

                                       1994       1993      1992
- ----------------------------------------------------------------
Net Sales                              $652       $705      $879
Operating Income                        139        145        72
- ----------------------------------------------------------------

The NutraSweet Company manufactures and markets sweeteners, including NutraSweet(R) brand sweetener and Equal(R) and NutraSweet(R) Spoonful(TM) tabletop sweeteners, and other food ingredients. Approximately 90 percent of NutraSweet's net sales are in the U.S. market. NutraSweet brand sweetener is produced and sold by 50 percent-owned European joint ventures in the European market. These sales and operating income are not included with those of NutraSweet. NutraSweet's share of the European joint ventures' earnings is reflected in "Other income (expense) -- net" in the Statement of Consolidated Income.

In 1994, NutraSweet's net sales decreased 8 percent from 1993 net sales as the result of lower average selling prices of NutraSweet brand sweetener. This decline was expected, and resulted from lower postpatent prices in the United States for that product. Sales volumes for NutraSweet brand sweetener decreased slightly from those in 1993, primarily due to lower contractual shipments to customers. Sales volumes for Equal and NutraSweet Spoonful increased 4 percent in 1994 from those in 1993.

NutraSweet's 1994 operating income decreased 4 percent from 1993 operating income. Operating income in 1994 and 1993 included pretax restructuring charges for work force reductions of $6 million and $12 million, respectively. The decline in 1994 resulted from lower average selling prices and lower sales volumes, which were partially offset by lower operating expenses and higher sales of tabletop sweeteners.

An analysis of the change in operating income shows:

                                                    Better (Worse)
                                                -----------------------
                                                1994 vs.       1993 vs.
                                                  1993           1992
                                                --------       --------
Sales decline (lower selling prices
  and change in sales volumes)                    $ (64)         $(177)
Restructuring charge                                  6             12
Inventory adjustment                                                46
Patent amortization                                                173
Other, principally lower
  operating costs                                    52             19
                                                  -----          -----
Change in operating income                        $  (6)         $  73
                                                  -----          -----


PRIOR YEAR REVIEW

In 1993, NutraSweet's net sales decreased 20 percent from 1992 net sales as the result of lower average selling prices of NutraSweet brand sweetener. This decline was expected, and resulted from lower postpatent prices in the United States for that product. Sales volumes for NutraSweet brand sweetener were 6 percent higher than those in 1992, led by growth in the private label and specialty flavor segments of the diet soft drink market.

Sales volumes for Equal and NutraSweet Spoonful tabletop sweeteners increased 7 percent in 1993 from those in 1992.
Despite the expiration of its aspartame-use patent, NutraSweet increased its market share in 1993 in the U.S. tabletop market as the result of the successful launch of NutraSweet Spoonful in mid-1992.

NutraSweet's 1993 operating income included a pretax restructuring charge of $12 million, and 1992 operating income was reduced by a $46 million inventory write-down and by restructuring actions totaling $24 million. The improvement in 1993 operating income resulted from reduced operating expenses and from lower amortization expense, as the U.S. aspartame-use patent was fully amortized in 1992. These lower expenses more than offset the lower average selling prices.

NUTRASWEET OUTLOOK

The market prospects for high-intensity sweeteners, such as aspartame, are strong worldwide as an ingredient and in tabletop products. NutraSweet has built important competitive market advantages, including brand name identity, logo recognition, and the reputation as a superior quality, highly reliable supplier. In addition, NutraSweet brand sweetener potentially offers an economical replacement for sugar in certain markets.

Competition from generic aspartame producers and other sweeteners now being reviewed by the U.S. Food and Drug Administration could negatively affect sales in the future. This could adversely affect operating income and cash flow.

The United States will remain the principal market for NutraSweet brand sweetener in 1995, but international markets offer significant growth potential, particularly in the tabletop category.

NutraSweet is developing a next-generation, high-intensity sweetener and expects to file a food additive petition with the U.S. Food and Drug Administration near the end of the decade.

GEOGRAPHIC DATA

                                        Net Sales to                       Operating
                                   Unaffiliated Customers              Income (Loss)<F1>                  Total Assets
                                ----------------------------     ----------------------------     ----------------------------
                                 1994       1993       1992       1994       1993       1992       1994       1993       1992
                                ------     ------     ------     ------     ------     ------     ------     ------     ------
United States                   $5,376     $5,162     $4,964     $  507     $  656     $  181     $5,844     $5,928     $5,641
Europe-Africa                    1,653      1,559      1,652        340        129       (168)     1,947      1,801      2,046
Asia-Pacific                       552        533        566         39         (2)        50        586        502        533
Canada                             318        311        290         37         28         18        135        121        147
Latin America                      373        337        291         65         43         29        300        261        242
Interarea
  Eliminations                                                        3          9          7       (237)      (246)      (324)
Corporate                                                           (68)       (53)       (59)       316        273        800
- ------------------------------------------------------------------------------------------------------------------------------
Total                           $8,272     $7,902     $7,763     $  923     $  810     $   58     $8,891     $8,640     $9,085
- ------------------------------------------------------------------------------------------------------------------------------

The data above are prepared on an "entity basis," which means that net sales, operating income and assets of a legal entity are assigned to the geographic area where the legal entity is located. For example, a sale from the United States to Latin
America is reported as a U.S. export sale. Interarea sales, which are sales between Monsanto locations in different world areas, were made on a market price basis. Interarea sales have been excluded from the above table and were:

                                        1994      1993      1992
                                        ----      ----      ----
World area shipped from:
   United States                       $ 682     $ 625     $ 683
   Europe-Africa                         248       133       105
   Asia-Pacific                            5         2         5
   Canada                                 44        38        33
   Latin America                           2         4         2
   Interarea Eliminations               (981)     (802)     (828)
                                       -----     -----     -----
TOTAL                                  $  --     $  --     $  --
                                       -----     -----     -----



Following is a reconciliation of ex-U.S. operating income and total assets to the net income and net assets of consolidated ex-
U.S. subsidiaries:

                                        1994      1993     1992
                                       ------    ------   ------
Operating income (loss)                $  481    $  198   $  (71)
Interest and other income
  (expense) -- net                        (33)      (16)     (89)
Income taxes                             (133)      (67)      54
                                       ------    ------   ------
NET INCOME (LOSS) OF CONSOLIDATED
  EX-U.S. SUBSIDIARIES                 $  315    $  115   $ (106)

Total operating assets                 $2,968    $2,685   $2,968
Total liabilities                       1,088     1,080    1,416
                                       ------    ------   ------
NET ASSETS OF CONSOLIDATED
  EX-U.S. SUBSIDIARIES                 $1,880    $1,605   $1,552
                                       ------    ------   ------

The reported operating income for the individual geographic areas does not include the full profitability generated by sales of Monsanto products imported from other locations, principally from the United States. Direct export sales from the United States to third-party customers outside the United States were $399 million for 1994, $435 million for 1993 and $393 million for 1992.

Sales and operating income for the geographic segments do not include the financial results from those joint venture companies in which Monsanto does not have management control. Monsanto's share of the income or loss of these companies is reflected in "Other income (expense) -- net" in the Statement of Consolidated
Income. Monsanto's share of the unconsolidated net sales and income or loss of these companies for 1994 follows:

                                                    Monsanto's Share
                                                  --------------------
                                                    Net         Income
                                                   Sales        (Loss)
                                                   -----        ------
United States                                     $ 179           $ 10
Europe-Africa                                        90              2
Asia-Pacific                                         20             (2)
Latin America                                       130             10

<F1> Geographic area operating income was affected by the 1994,
1993 and 1992 restructurings and other unusual items as follows:

                                           Income (Expense)
                                      --------------------------
                                        1994     1993       1992
                                       -----     ----      -----
United States                          $(105)    $ 78      $(327)
Europe-Africa                             69      (26)      (295)
Asia-Pacific                             (11)     (15)        13
Canada                                     2       (4)        (8)
Latin America                              9       (2)        (1)
Corporate                                 (4)      (1)        (6)
                                       -----    -----      -----
Total                                  $ (40)   $  30      $(624)
                                       -----    -----      -----

STATEMENT OF CONSOLIDATED FINANCIAL POSITION
(Dollars in millions, except per share)                                 At Dec. 31,
- --------------------------------------------------------------------------------------
ASSETS                                                            1994            1993
- --------------------------------------------------------------------------------------
CURRENT ASSETS:
Cash and cash equivalents                                       $  507          $  273
Trade receivables, net of allowances of $57 in
  1994 and $51 in 1993                                           1,530           1,445
Miscellaneous receivables and prepaid expenses                     313             388
Deferred income tax benefit                                        321             342
Inventories                                                      1,212           1,224
- --------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                             3,883           3,672
- --------------------------------------------------------------------------------------



PROPERTY, PLANT AND EQUIPMENT:
Land                                                               102             107
Buildings                                                        1,268           1,237
Machinery and equipment                                          5,916           5,793
Construction in progress                                           269             245
- --------------------------------------------------------------------------------------
Total property, plant and equipment                              7,555           7,382

Less accumulated depreciation                                    4,738           4,580
- --------------------------------------------------------------------------------------
NET PROPERTY, PLANT AND EQUIPMENT                                2,817           2,802
- --------------------------------------------------------------------------------------

INVESTMENTS IN AFFILIATES                                          279             227
INTANGIBLE ASSETS, net of accumulated amortization
  of $522 in 1994 and $450 in 1993                               1,134           1,189
OTHER ASSETS                                                       778             750
- --------------------------------------------------------------------------------------
TOTAL ASSETS                                                    $8,891          $8,640
- --------------------------------------------------------------------------------------

LIABILITIES AND SHAREOWNERS' EQUITY
- -------------------------------------------------------------------------------------
CURRENT LIABILITIES:
Accounts payable                                                $  629         $  538
Wages and benefits                                                 343            299
Income and other taxes                                             150            140
Restructuring reserves                                             129            255
Miscellaneous accruals                                             872            840
Short-term debt                                                    312            223
- -------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                        2,435          2,295
- -------------------------------------------------------------------------------------

LONG-TERM DEBT                                                   1,405          1,502
DEFERRED INCOME TAXES                                               65             54
POSTRETIREMENT LIABILITIES                                       1,341          1,256
OTHER LIABILITIES                                                  697            678


SHAREOWNERS' EQUITY:
Common stock (authorized, 200,000,000 shares,
    par value $2)
  Issued, 164,394,194 shares in 1994 and 1993                      329            329
  Additional contributed capital                                   849            826
  Treasury stock, at cost (52,859,031 shares
    in 1994 and 48,418,545 shares in 1993)                      (2,744)        (2,348)
Reserve for ESOP debt retirement                                  (199)          (218)
Unrealized investment holding gain                                  19
Accumulated currency adjustment                                     33            (59)
Reinvested earnings                                              4,661          4,325
- -------------------------------------------------------------------------------------
TOTAL SHAREOWNERS' EQUITY                                        2,948          2,855
- -------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREOWNERS' EQUITY                       $8,891         $8,640
- -------------------------------------------------------------------------------------

The above statement should be read in conjunction with pages 47 through 57 of this report.

ESOP stands for Employee Stock Ownership Plan.

REVIEW OF CHANGES IN FINANCIAL POSITION

FINANCIAL POSITION REMAINS STRONG

Monsanto's financial position remained strong in 1994, as evidenced by Monsanto's current "A" debt rating. Financial resources were adequate to support existing businesses and to fund new business opportunities.

Working capital was higher at year-end 1994, principally because of higher cash and cash equivalent balances, offset, in part, by higher short-term commercial paper borrowings. Trade receivables at year-end 1994 increased compared with those at the prior year-end, primarily because of higher fourth-quarter sales of The Agricultural Group. Inventories at year-end 1994 declined slightly, primarily because of planned inventory reductions in The Chemical Group.

The amount of net property, plant and equipment was higher than at year-end 1993, as $409 million in capital additions and the effect of a stronger U.S. dollar exceeded 1994 depreciation expense.

Total deferred tax benefits, both current and noncurrent, of $392 million at year-end 1994 are primarily related to U.S.
operations, which generally have a strong earnings history.

Long-term debt at year-end 1994 was lower than that at the prior year-end, primarily because of principal payments on the company's medium term notes.

On Feb. 20, 1995, Monsanto completed its acquisition of the worldwide business of Kelco, the specialty chemicals division of Merck & Co. Inc., for approximately $1,075 million. Kelco is the worldwide leader in the development, application and production of alginates and biogums. Monsanto will fund the acquisition through a combination of cash and debt. Net sales in 1995 will benefit from the acquisition of Kelco. However, the effect on Monsanto's 1995 operating income from the acquisition is expected to be slightly dilutive.

Monsanto uses financial markets worldwide for its financing needs and has available various short- and medium-term bank credit facilities, which are discussed in the Notes to Financial Statements (page 51). These credit facilities provide the financing flexibility to let Monsanto take advantage of investment opportunities that may arise and to satisfy future funding requirements. To maintain adequate financial flexibility and access to debt markets worldwide, Monsanto management intends to maintain an "A" debt rating. The company's strong financial position will not be significantly affected by the debt issued to fund the Kelco acquisition.


In October 1991, Monsanto's board of directors approved the establishment of an Employee Stock Ownership Plan (ESOP). In January 1992, the ESOP purchased from Monsanto $250 million in common stock, which is being used to match employee contributions under the company's existing savings and investment plan. A more detailed description of the ESOP is provided in the Notes to Financial Statements on page 54.

In February 1994, Monsanto established a grantor trust that had been approved by the board of directors. A more detailed description of the grantor trust is provided in the Notes to Financial Statements on page 55.

Monsanto's commitments and contingencies are described in the Notes to Financial Statements on page 55.

Monsanto's return on shareowners' equity (ROE) was 21.4 percent in 1994. The ROE and other key financial statistics are presented in the table below.

KEY FINANCIAL STATISTICS                                   1994        1993         1992
- ----------------------------------------------------------------------------------------

Return on Shareowners' Equity (ROE)                        21.4%       16.9%        (2.6)%
 (Net income divided by average shareowners' equity)
Current Ratio                                               1.6         1.6          1.6
 (Current assets divided by current liabilities)
Trade Receivables-Days Sales Outstanding                     67          71           67
 (Fourth-quarter trade receivables divided
  by fourth-quarter net sales times 30 days)
Inventory Turnover Ratio                                    3.9         3.7          4.1
 (Cost of goods sold divided by inventory)
Interest Coverage                                           7.3         6.1           --
 (Income before interest expense and income taxes
  divided by total interest cost)
Cash Provided by Operations/Total Debt                       76%         42%          54%
Total Debt/Total Capitalization <F**>                        37%         38%          36%
- ----------------------------------------------------------------------------------------

<F**> Total capitalization is the sum of short-term debt, long-term debt and shareowners'
equity.

STATEMENT OF CONSOLIDATED SHAREOWNERS' EQUITY
(Dollars in millions, except per share)                        1994        1993         1992
- --------------------------------------------------------------------------------------------
COMMON STOCK:
BALANCE, JAN. 1 AND DEC. 31                                 $   329     $   329      $   329
- --------------------------------------------------------------------------------------------
ADDITIONAL CONTRIBUTED CAPITAL:
Balance, Jan. 1                                             $   826     $   820      $   726
Employee stock plans and ESOP                                    23           6           94
- --------------------------------------------------------------------------------------------
BALANCE, DEC. 31                                            $   849     $   826      $   820
- --------------------------------------------------------------------------------------------
TREASURY STOCK:
Balance, Jan. 1                                             $(2,348)    $(2,029)     $(1,797)
Shares purchased (6,170,016; 5,795,600; and
  6,732,300 shares in 1994, 1993
  and 1992, respectively)                                      (478)       (380)        (417)
Shares issued under employee stock plans
  and ESOP (1,729,530; 1,306,882; and
  4,269,180 shares in 1994, 1993
  and 1992, respectively)                                        82          61          185
- --------------------------------------------------------------------------------------------
BALANCE, DEC. 31                                            $(2,744)    $(2,348)     $(2,029)
- --------------------------------------------------------------------------------------------
RESERVE FOR ESOP DEBT RETIREMENT:
Balance, Jan. 1                                             $  (218)    $  (233)     $  (250)
Allocation of ESOP shares                                        19          15           17
- --------------------------------------------------------------------------------------------
BALANCE, DEC. 31                                            $  (199)    $  (218)     $  (233)
- --------------------------------------------------------------------------------------------
UNREALIZED INVESTMENT HOLDING GAIN:
Balance, Jan. 1                                             $    15
Net change in market value                                        4
- --------------------------------------------------------------------------------------------
BALANCE, DEC. 31                                            $    19
- --------------------------------------------------------------------------------------------
ACCUMULATED CURRENCY ADJUSTMENT:
Balance, Jan. 1                                             $   (59)     $   15       $  187
Translation adjustments                                          92         (74)        (172)
- --------------------------------------------------------------------------------------------
BALANCE, DEC. 31                                            $    33      $  (59)     $    15
- --------------------------------------------------------------------------------------------
REINVESTED EARNINGS:
Balance, Jan. 1                                             $ 4,325     $ 4,103      $ 4,459
Net income (loss)                                               622         494          (88)
Dividends (net of ESOP tax benefits)                           (286)       (272)        (268)
- --------------------------------------------------------------------------------------------
BALANCE, DEC. 31                                            $ 4,661     $ 4,325      $ 4,103
- --------------------------------------------------------------------------------------------

The above statement should be read in conjunction with pages 47 through 57 of this report.
ESOP stands for Employee Stock Ownership Plan.

KEY FINANCIAL STATISTICS                                       1994        1993         1992
- --------------------------------------------------------------------------------------------
Stock Price <F*>               High                         $ 86 1/2     $75          $71 1/4
                                Low                           66 1/2      48 7/8       49 3/4
                           Year-End                           70 1/2      73 3/8       57 5/8
- ---------------------------------------------------------------------------------------------
Per Share                 Dividends                             2.47        2.30         2.20
                Shareowners' Equity                            26.43       24.62        24.95
- ---------------------------------------------------------------------------------------------
Average Daily Share Trading Volume
 (thousands of shares)                                          376         335          392
- --------------------------------------------------------------------------------------------

<F*> Based on daily reported high and low stock prices.

STATEMENT OF CONSOLIDATED CASH FLOW
(Dollars in millions)                                              1994      1993      1992
- -------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
- -------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
Income (loss) from continuing operations                         $  622    $  494    $ (126)
Add income taxes -- continuing operations                           273       235       (48)
- -------------------------------------------------------------------------------------------
Income (loss) from continuing operations
  before income taxes                                               895       729      (174)
Adjustments to reconcile to Cash Provided
  by Continuing Operations:
  Income tax payments                                              (196)     (166)     (162)
  Items that did not use cash:
    Depreciation and amortization                                   561       572       765
    Restructuring expenses -- net                                    40         5       436
    Incremental SFAS No. 106 expenses                                48        48        45
    Other                                                            (5)      (19)      157
  Working capital changes that provided (used) cash:
    Accounts receivable                                             (88)       62        21
    Inventories                                                      15       (31)      (30)
    Accounts payable and accrued liabilities                       (125)     (202)     (107)
    Other                                                            74        34      (125)
  Other items                                                        81       (10)       22
- -------------------------------------------------------------------------------------------
CASH PROVIDED BY CONTINUING OPERATIONS                            1,300     1,022       848
CASH PROVIDED BY (USED IN) DISCONTINUED OPERATIONS                           (291)       64
- -------------------------------------------------------------------------------------------
TOTAL CASH PROVIDED BY OPERATIONS                                 1,300       731       912
- -------------------------------------------------------------------------------------------
INVESTING ACTIVITIES:
Property, plant and equipment purchases                            (409)     (437)     (586)
Acquisition and investment payments                                (185)     (510)     (259)
Investment and property disposal proceeds                           202       298       177
Proceeds from sale of Fisher Controls                                                 1,275
Discontinued operations -- other                                                        (30)
- -------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES                    (392)     (649)      577
- -------------------------------------------------------------------------------------------
FINANCING ACTIVITIES:
Net change in short-term financing                                   89       (31)      (78)
Long-term debt proceeds                                              49       379       120
Long-term debt reductions                                          (152)     (299)     (565)
Treasury stock purchases                                           (478)     (380)     (417)
Dividend payments                                                  (289)     (275)     (270)
Common stock issued to ESOP                                                             250
Other financing activities                                          107        68        11
- -------------------------------------------------------------------------------------------
CASH USED IN FINANCING ACTIVITIES                                  (674)     (538)     (949)
- -------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                    234      (456)      540
CASH AND CASH EQUIVALENTS:
Beginning of year                                                   273       729       189
- -------------------------------------------------------------------------------------------
End of year                                                      $  507    $  273    $  729
- -------------------------------------------------------------------------------------------

The above statement should be read in conjunction with pages 47 through 57 of this report.

The effect of exchange rate changes on cash and cash equivalents was not material. Cash payments for interest (net of amounts capitalized) were $129 million, $133 million and $176 million for the years 1994, 1993 and 1992, respectively.

During 1991, Monsanto established an Employee Stock Ownership Plan (ESOP). Monsanto was guarantor of $70 million of ESOP notes and $100 million of ESOP debentures as of Dec. 31, 1994.

REVIEW OF CASH FLOW

Monsanto's cash flow for 1994, 1993 and 1992 is shown in the Statement of Consolidated Cash Flow on the preceding page.

CASH FLOW REMAINS STRONG

Cash provided by continuing operations of $1,300 million was strong in 1994, 27 percent higher than that in 1993. This outstanding improvement was due primarily to higher net income in 1994, but also to successful efforts in streamlining working capital requirements and in inventory management. Working capital as a percentage of net sales was about the same as that for last year. Cash from continuing operations was generated primarily by The Chemical Group, The Agricultural Group and The NutraSweet Company.

Monsanto's operations have historically generated sufficient cash to fund existing businesses and growth-related research and investments.
Management expects that cash provided by operations, supplemented by periodic borrowings, will be adequate to fund future requirements.

           [CASH PROVIDED BY CONTINUING OPERATIONS GRAPH]

Other investment and property disposals in 1994 generated more than $200 million in cash. The principal proceeds in 1994, 1993 and 1992 were from the sales of various businesses associated with restructuring actions.

In 1992, Monsanto received $1,275 million in cash from the sale of Fisher Controls. A portion of the cash proceeds was used to reduce debt and to purchase Monsanto common stock. Cash used by discontinued operations in 1993 was for income taxes related to the sale of Fisher Controls.

Major uses of cash for 1994, 1993 and 1992 included dividends, capital expenditures, and treasury stock purchases. The acquisition of the Ortho lawn-and-garden products business in 1993 and investments in various 1992 acquisitions were also major uses of cash. Monsanto's 1994 capital expenditures focused on improved technology, capacity expansions and environmental projects, and totaled $409 million. Business redesign efforts and productivity enhancements were successful in increasing effective capacity at many facilities, reducing the need for additional capital expenditures.

Long-term debt repayments in 1993 included $150 million in 9 3/8 percent debentures. Long-term debt repayments in 1992 included $145 million in 11 3/8 percent debentures, $141 million in 8 3/4 percent debentures, $104 million in 8 1/2 percent debentures, and $51 million in industrial revenue bonds.

Monsanto continually evaluates risk retention and insurance levels for product liability, property damage and other potential areas of risk. Monsanto devotes significant effort to maintaining and improving safety and internal control programs, which reduce its exposure to certain risks. Based on the cost and availability of insurance and the likelihood of a loss, management decides the amount of insurance coverage to purchase from unaffiliated companies and the appropriate amount of risk to retain. Since 1986, Monsanto's liability insurance has been on the "claims made" policy form. Management believes that the current levels of risk retention are consistent with those of other companies in the various industries in which Monsanto operates. There can be no assurance that Monsanto will not incur losses beyond the limits of, or outside the coverage of, its insurance. Monsanto's liquidity, financial position and profitability are not expected to be affected materially by the levels of risk retention that the company accepts.

MONSANTO MAINTAINS STRONG ENVIRONMENTAL COMMITMENT

Monsanto is subject to various laws and government regulations concerning environmental matters, employee safety and employee health. It is anticipated that increasingly stringent requirements will be imposed upon Monsanto, its competitors and industry in general. Monsanto is dedicated to a long-term environmental protection program that reduces emissions of hazardous materials into the environment, as well as to the remediation of identified existing environmental concerns. In 1988, management committed to a 90 percent reduction in toxic air emissions from worldwide operations by the end of 1992. Monsanto achieved its goal, based on 1992 year-end operating rates. The cost to accomplish this target did not materially affect operating results. In fact, some of the targeted capital projects lowered operating costs and improved operating efficiency.

Expenditures in 1994 were approximately $47 million for environmental capital projects and approximately

$202 million for management of environmental programs, including the operation and maintenance of facilities for environmental control. Monsanto estimates that during 1995 and 1996 approximately $35 million to $45 million per year will be spent on additional capital projects for environmental protection.

Monsanto periodically receives notices from the U.S. Environmental Protection Agency (EPA) that it is a potentially responsible party (PRP) under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA), commonly known as Superfund. The EPA has designated Monsanto as a PRP at 92 Superfund sites. Monsanto has resolved disputes, entered partial consent decrees, and executed administrative orders between Monsanto and the EPA in 47 of these cases, settling a portion or all of Monsanto's liability for these Superfund cases. Six other matters involve sites where allegations are predicated on tentative findings of reuse of drums by others that once contained products sold by Monsanto. These six matters have been inactive as to Monsanto for at least 10 years. At one other site, Monsanto has determined that it has no liability whatsoever.

Monsanto's policy is to accrue costs for remediation of waste disposal sites in the accounting period in which the responsibility is established and the cost is estimable. Monsanto's estimates of its liabilities for Superfund sites are based on evaluations of currently available facts with respect to each individual site and take into consideration factors such as existing technology, presently enacted laws and regulations, and prior experience in remediation of contaminated sites. Monsanto does not discount these liabilities, and they have not been reduced for any claims for recoveries from insurance or from third parties. However, Monsanto is engaged in litigation with some of its insurance carriers regarding both the applicability and the amount of its coverage responsive to claims for damages at these sites. Monsanto has an accrued liability of $72 million as of Dec. 31, 1994, for Superfund sites. As assessments and remediation activities progress at individual sites, these liabilities are reviewed periodically and adjusted to reflect additional technical, engineering and legal information that becomes available. Major sites in this category include the noncompany-owned Brio, Fike/Artel, Motco and Woburn sites, which account for $54 million of the accrued amount.

Monsanto's estimate of its Superfund liability is affected by several uncertainties such as, but not limited to, the method and extent of remediation, the percentage of material attributable to Monsanto at the sites relative to that attributable to other parties, and the financial capabilities of the other PRPs at most sites. Due to these uncertainties, primarily related to the method and extent of remediation, potential future expenses could be as much as $25 million for these sites. These potential future expenses may be incurred over the balance of the decade.

There are various other lawsuits, claims and proceedings that state agencies and others have asserted against the company seeking remediation of alleged environmental impairments. Monsanto is in the process of determining its involvement, if any, at 41 of these sites. Monsanto has an accrued liability of $108 million as of Dec. 31, 1994, for these matters and for environmental reserves at certain former Monsanto plant sites. The company's estimate of its liability related to these sites is affected by several uncertainties such as, but not limited to, the extent of Monsanto's involvement, and the method and extent of remediation. Due to these uncertainties, potential future expenses could be as much as $75 million for these sites. Four sites in this category account for $58 million of the accrued amount and for approximately $55 million of the potential future expenses.

Monsanto spent $52 million in 1994 for remediation of Superfund and other waste disposal sites. Most of these expenditures related to The Chemical Group, and similar or greater amounts can be expected in future years.

For hazardous and other waste facilities at operational locations, Monsanto recognizes post-closure environmental costs and remediation costs over the estimated remaining useful life of the related facilities, not to exceed 20 years. Monsanto spent $13 million in 1994 for remediation of these facilities and has an accrued liability of $27 million as of Dec. 31, 1994, for these sites. Uncertainties related to these costs are evolving government regulations, the method and extent of remediation, and future changes in technology. Monsanto's estimated closure costs for these facilities are approximately $135 million.

While the ultimate costs and results of remediation of waste disposal sites cannot be predicted with certainty, Monsanto's liquidity, financial position and profitability are not expected to be materially affected.

COMMON STOCK PURCHASE PROGRAM CONTINUED IN 1994

In October 1992, Monsanto's board of directors authorized the purchase of 12 million shares of Monsanto common stock. This authority is in addition to the normal repurchase of shares for compensation and benefits programs. In 1994, Monsanto purchased 6.2 million shares at a cost of $478 million. Since June 1987, Monsanto has purchased 55.8 million shares at a cost of $3,028 million. Management believes that the stock purchase program represents an appropriate use of excess cash.

DIVIDEND INCREASES FOR THE 22ND CONSECUTIVE YEAR

Monsanto has paid quarterly dividends on its common shares without interruption or reduction since 1928, and has increased the dividend per share in each of the past 22 years. Dividend payout for 1994 was 22 percent of cash provided by operations. Monsanto's dividend policy reflects a desired long-term payout percentage based on Monsanto's expectations of future growth and profitability levels.


For both common stock repurchases and dividends in any individual year, additional consideration is given to expected financial position and results, acquisitions, working and fixed capital needs, scheduled debt repayments, and economic conditions, including inflation.

Monsanto's common stock is traded principally on the New York Stock Exchange and is listed on other exchanges worldwide. The number of shareowners of record as of Feb. 24, 1995, was 53,312. The high and low common stock prices on that date were $ 79 1/4 and $78 3/8.

                    [DIVIDENDS PER SHARE GRAPH]

Monsanto's dividend per share has increased
120 percent on a calendar year basis since
1984.

NOTES TO FINANCIAL STATEMENTS


SIGNIFICANT ACCOUNTING POLICIES

Monsanto's significant accounting policies are capitalized in the following Notes to Financial Statements. Previously reported amounts have been reclassified consistent with the 1994 presentation.

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

CURRENCY TRANSLATION

THE FINANCIAL STATEMENTS FOR MOST OF MONSANTO'S EX-U.S. ENTITIES ARE TRANSLATED INTO U.S. DOLLARS AT CURRENT EXCHANGE RATES. UNREALIZED CURRENCY ADJUSTMENTS IN THE STATEMENT OF CONSOLIDATED FINANCIAL POSITION ARE ACCUMULATED IN SHAREOWNERS' EQUITY. THE FINANCIAL STATEMENTS OF EX-U.S. ENTITIES THAT OPERATE IN HYPER-INFLATIONARY ECONOMIES, PRINCIPALLY BRAZIL, ARE TRANSLATED AT EITHER CURRENT OR HISTORICAL EXCHANGE RATES, AS APPROPRIATE. THESE CURRENCY ADJUSTMENTS ARE INCLUDED IN NET INCOME.

Major currencies are the U.S. dollar, British pound sterling, Belgian franc and Japanese yen. Other important currencies include the Brazilian real, Canadian dollar, French franc, German mark and Italian lira. Currency restrictions are not expected to have a significant effect on Monsanto's cash flow, liquidity or capital resources.

Currency option contracts are purchased to manage currency exposure for anticipated transactions (for example, expected export sales in the following year denominated in foreign currencies). Currency option and forward contracts are used to manage other currency exposures, primarily for receivables and payables outside the United States. This hedging activity is intended to protect the company from adverse fluctuations in currencies vs. the U.S. dollar.

As of Dec. 31, 1994, Monsanto had currency forward contracts to purchase $119 million and to sell $179 million, and purchased currency option contracts to sell $256 million of other currencies, principally the French franc, Japanese yen, Canadian dollar and British pound sterling. GAINS AND LOSSES ON CONTRACTS THAT ARE DESIGNATED AND EFFECTIVE AS HEDGES ARE DEFERRED AND ARE INCLUDED IN THE RECORDED VALUE OF THE TRANSACTION BEING HEDGED. Net deferred hedging losses as of Dec. 31, 1994, were not material. GAINS AND LOSSES ON OTHER CURRENCY FORWARD AND OPTION
CONTRACTS ARE INCLUDED IN NET INCOME IMMEDIATELY.   Monsanto is
subject to loss if the counterparties to these contracts do not perform.

RESTRUCTURING AND OTHER ACTIONS

In December 1994, the board of directors approved a plan to eliminate redundant staff activities across the company and consolidate certain staff and administrative business functions. The plan will result in reductions in worldwide employment levels of approximately 500 people. In addition, the company will close or exit certain facilities and programs. These work force reductions and closures will be substantially completed by the end of 1995. The pretax expense related to these actions was $89 million ($55 million aftertax).

In September 1994, Monsanto received $67 million from the U.S. Internal Revenue Service in settlement of certain tax matters related to the 1985 acquisition of Searle. The settlement included interest of $33 million ($21 million aftertax), recorded as a one-time gain. Most of the remainder of the proceeds reduced the balance of unamortized goodwill related to the Searle acquisition.

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

In the first quarter of 1993, Monsanto recognized a $35 million pretax gain resulting from reimbursement from insurance companies of various costs associated with damage in January 1992 to a manufacturing unit that produces a key raw material for Roundup herbicide. These costs had been expensed in 1992 pending resolution of the claim.

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

Other unusual items in 1992 included the aforementioned costs incurred from damage in January 1992 to a facility that makes Roundup herbicide and from the settlement in the second quarter of 1992 of certain lawsuits related to the Brio Superfund site.


The components of the pretax expense (income) related to the restructuring programs and the other unusual items were:

                                           1994     1993    1992
                                           ----     ----    ----
Cost of employee reductions                $ 68     $  5    $224
Shutdown and consolidation of
 various facilities and departments         (25)      51     164
Asset write-downs                                            188
Glyphosate plant damage costs (settlement)           (35)     42
Brio litigation settlement                                    41
Other costs (income)                        (22)      47     111
Gains on business sales                     (14)     (98)    (71)
                                           ----     ----    ----
Total                                      $  7     $(30)   $699
                                           ----     ----    ----

In addition, Monsanto recognized net restructuring expenses of $457 million in 1991, primarily for the shutdown and consolidation of various facilities.

Restructuring expenses are recorded based on estimates prepared at the time the restructuring actions are approved by the board of directors. In the fourth quarter of 1994, the board approved the reversal of $49 million of pretax excess restructuring reserves from prior years. The excess was primarily due to higher than expected proceeds and lower exit costs from the sale and shutdown of nonstrategic businesses and facilities included in the 1993 and 1992 restructuring actions. The balance in restructuring reserves as of Dec. 31, 1994, was $254 million, and consisted primarily of work force reduction costs under the 1994 actions and planned facility dismantling and site closure costs remaining under previous restructurings. Management believes that the balance of these reserves at Dec. 31, 1994, is adequate for completion of those activities. Reductions to restructuring liabilities over the last three years for restructuring actions taken were approximately $1.1 billion. Approximately two-thirds of these reductions were for write-offs and expenditures related to the closure or sale of nonstrategic products and facilities. Most of the remainder of the reductions related to the cost of work force reduction programs, which have been completed.

The pretax expenses (income) related to the restructuring programs and the other unusual items were recorded in the Statement of Consolidated Income in the following categories:

                                          1994     1993     1992
                                          ----     ----     ----
Cost of goods sold                                 $(35)    $188
Restructuring expense -- net              $ 40        5      436
                                          ----     ----     ----
  Decrease (increase) in operating income   40      (30)     624
Interest income                            (33)
Other expense                                                 75
                                          ----     ----     ----
  Total decrease (increase) in income
    from continuing operations
    before income taxes                   $  7     $(30)    $699
                                          ----     ----     ----


Income from continuing operations was decreased by $1 million aftertax, or $0.01 per share, for 1994; increased by $15 million aftertax, or $0.12 per share, for 1993; and reduced by $472
million aftertax, or $3.82 per share, for 1992 from the effect of these restructurings and unusual items.  Product sales of
businesses targeted for divestiture in these restructurings were excluded from Monsanto's net sales after the board of directors approved the divestiture.  Net sales and operating income for these businesses in 1993 and 1992, included in Monsanto's net sales and operating income, were:
                                                    1993     1992
                                                    ----     ----
   Net sales                                        $208     $289
   Operating income                                 $  1     $ 26

PRINCIPAL ACQUISITIONS AND DIVESTITURES

On Feb. 20, 1995, Monsanto completed its acquisition of the worldwide business of Kelco, the specailty chemicals division of Merck & Co. Inc., for approximately $1,075 million. Kelco is the worldwide leader in the development, application and production of alginates and biogums.

In Dec. 1994, Monsanto and Akzo Nobel N.V. agreed to form a 50/50 joint venture by contributing their respective rubber chemicals businesses. When formed, the venture will be accounted for as an equity affiliate.

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

On an unaudited, pro forma basis, assuming the acquisition of Ortho had occurred at the beginning of 1993 and 1992, Monsanto's net sales in each of those years would have been approximately $8 billion. Net income (loss) and earnings per share for those years would not have been significantly different from the reported amounts.

In October 1992, Monsanto sold the worldwide Fisher Controls business. Monsanto received $1,275 million in cash, which resulted in an aftertax gain of $554 million (net of applicable income taxes of $371 million). Financial data for the nine months ended Sept. 30, 1992, for Fisher Controls were: net sales, $679 million; income before income taxes, $37 million; income taxes, $13 million; and net income, $24 million.



DEPRECIATION AND AMORTIZATION

                                       1994       1993      1992
                                       ----       ----      ----
Depreciation                           $442       $469      $473
Amortization of intangible assets        81         81       237
Obsolescence                             38         22        55
                                       ----       ----      ----
TOTAL                                  $561       $572      $765
                                       ----       ----      ----

PROPERTY, PLANT AND EQUIPMENT IS RECORDED AT COST.  THE COST OF
PLANT AND EQUIPMENT IS DEPRECIATED OVER WEIGHTED AVERAGE PERIODS
OF 18 YEARS FOR BUILDINGS AND 10 YEARS FOR MACHINERY AND
EQUIPMENT, BY THE STRAIGHT-LINE METHOD.

INTANGIBLE ASSETS ARE RECORDED AT COST LESS ACCUMULATED AMORTIZA-
TION. The components of intangible assets and their estimated remaining useful lives were:

                                 Estimated
                              Remaining Life<F*>   1994     1993
                              ------------------   ----     ----
Goodwill                              26         $  776   $  798
Patents                                6             48       62
Other intangible assets               14            310      329
                                                 ------   ------
TOTAL                                            $1,134   $1,189
                                                 ------   ------

<F*>Weighted average, in years, as of Dec. 31, 1994.

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

IMPAIRMENT TESTS OF LONG-LIVED ASSETS ARE MADE WHEN CONDITIONS INDICATE A POSSIBLE LOSS. SUCH IMPAIRMENT TESTS ARE BASED ON A COMPARISON OF UNDISCOUNTED CASH FLOWS TO THE RECORDED VALUE OF THE ASSET. IF AN IMPAIRMENT IS INDICATED, THE ASSET VALUE IS WRITTEN DOWN TO ITS DISCOUNTED CASH VALUE, USING AN APPROPRIATE DISCOUNT RATE.



INVESTMENTS

Effective Jan. 1, 1994, Monsanto adopted Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities," which requires that certain investments, primarily equity securities, be recorded at their market values. The Jan. 1, 1994, adoption of this standard resulted in a $15 million increase, net of taxes of $7 million, in investment balances and shareowners' equity, by the recognition of a net unrealized investment holding gain. As of Dec. 31, 1994, the aggregate fair value of these equity securities was $140 million, and gross unrealized holding gains and losses were $44 million and $8 million, respectively.

Debt securities held are recorded at amortized cost, because the company has the ability and intent to hold these securities to their maturity date. Most of these securities mature in less than five years. As of Dec. 31, 1994, the total amortized cost of these securities was $247 million.

WHEN A DECLINE IN MARKET VALUE IS DEEMED OTHER THAN TEMPORARY,
THE REDUCTION TO THE INVESTMENT IN A SECURITY IS CHARGED TO
EXPENSE.

INVENTORY VALUATION

INVENTORIES ARE STATED AT COST OR MARKET, WHICHEVER IS LESS. ACTUAL COST IS USED TO VALUE RAW MATERIALS AND SUPPLIES. STANDARD COST, WHICH APPROXIMATES ACTUAL COST, IS USED TO VALUE FINISHED GOODS AND GOODS IN PROCESS. STANDARD COST INCLUDES DIRECT LABOR AND RAW MATERIALS, AND MANUFACTURING OVERHEAD BASED ON PRACTICAL CAPACITY. THE COST OF CERTAIN INVENTORIES (54 PERCENT AS OF DEC. 31, 1994) IS DETERMINED BY USING THE LAST-IN, FIRST-OUT (LIFO) METHOD, WHICH GENERALLY REFLECTS THE EFFECTS OF INFLATION OR DEFLATION ON COST OF GOODS SOLD SOONER THAN OTHER INVENTORY COST METHODS. THE COST OF OTHER INVENTORIES GENERALLY IS DETERMINED BY USING THE FIRST-IN, FIRST-OUT (FIFO) METHOD.

The components of inventories were:

                                                    1994           1993
                                                    ----           ----
Finished goods                                    $  751         $  734
Goods in process                                     285            319
Raw materials and supplies                           459            430
                                                  ------         ------
Inventories, at FIFO cost                          1,495          1,483
Excess of FIFO over LIFO cost                       (283)          (259)
                                                  ------         ------
TOTAL                                             $1,212         $1,224
                                                  ------         ------

Inventories at FIFO cost approximate current cost. The effect of LIFO inventory liquidations increased pretax income by $15 million in 1994 and by $31 million in 1993.


INCOME TAXES

The components of income (loss) from continuing operations before income taxes were:

                                        1994      1993      1992
                                       -----     -----     -----
United States                          $ 447     $ 547     $ (14)
Outside United States                    448       182      (160)
                                       -----     -----     -----
TOTAL                                  $ 895     $ 729     $(174)
                                       -----     -----     -----

The components of income tax expense (benefit) charged to
continuing operations were:
                                        1994      1993      1992
                                       -----     -----     -----
Current:
   U.S. federal                        $ 118     $ 113     $  56
   U.S. state                             17        12        24
   Outside United States                  94        56        19
                                       -----     -----     -----
                                         229       181        99
                                       -----     -----     -----
Deferred:
   U.S. federal                            2        35       (59)
   U.S. state                              3         8       (15)
   Outside United States                  39        11       (73)
                                       -----     -----     -----
                                          44        54      (147)
                                       -----     -----     -----
TOTAL                                  $ 273     $ 235     $ (48)
                                       -----     -----     -----

Factors causing Monsanto's effective tax rate for continuing operations to differ from the U.S. federal statutory rate were:

                                        1994      1993      1992
                                        ----      ----      ----
U.S. federal statutory rate              35%       35%      (34)%
Benefits attributable to:
   U.S. export earnings                  (1)       (2)       (9)
   Puerto Rican operations               (2)       (1)       (4)
Higher (lower) ex-U.S. rates             --        (3)      (12)
Nondeductible goodwill                    1         1         3
Valuation allowances                     (1)        5        19
Effect of U.S. tax rate change                     (2)
State income taxes                        1         2         2
Other                                    (2)       (3)        7
                                        ----      ----      ----
EFFECTIVE INCOME TAX RATE                31%       32%      (28)%
                                        ----      ----      ----

In 1992, the income taxes netted against the gain on the sale of Fisher Controls and the cumulative effect of adopting Statement of Financial Accounting Standards (SFAS) No. 106 exceeded the 34 percent U.S. federal statutory rate, primarily because of the effect of state income taxes.

Monsanto adopted SFAS No. 109, "Accounting for Income Taxes," effective Jan. 1, 1992, and recognized a gain of $118 million, or $0.96 per share. This gain has been reflected in the Statement of Consolidated Income as a cumulative effect of an accounting change. Deferred income tax balances reflect the effect of temporary differences between the amounts of assets and liabilities for income tax purposes, compared with the respective amounts for financial statement purposes.

Deferred income tax balances were related to:

                                             1994                1993
                                      -----------------   ------------------
                                      Asset   Liability    Asset   Liability
                                      -----   ---------    -----   ---------
Property                              $(383)     $ 40      $(347)     $ 49
Postretirement benefits                 475         8        480         2
Restructuring reserves                   69        (3)       128         9
Environmental liabilities                69                   93
Inventory                                35                   44
Other                                   212        20        145        (6)
Valuation allowances                    (85)                 (89)
                                      -----      ----      -----      ----
Total                                 $ 392      $ 65      $ 454      $ 54
                                      -----      ----      -----      ----

INCOME AND REMITTANCE TAXES HAVE NOT BEEN RECORDED ON $700
MILLION IN UNDISTRIBUTED EARNINGS OF SUBSIDIARIES, EITHER BECAUSE
ANY TAXES ON DIVIDENDS WOULD BE OFFSET SUBSTANTIALLY BY FOREIGN
TAX CREDITS OR BECAUSE MONSANTO INTENDS TO REINVEST THOSE
EARNINGS INDEFINITELY. If such earnings were paid as dividends, the estimated U.S. income tax would be $96 million.

SHORT-TERM DEBT AND CREDIT ARRANGEMENTS

Short-term debt was:
                                                    1994           1993
                                                    ----           ----
Notes payable to banks                              $ 79           $ 49
Commercial paper                                      75             16
Bank overdrafts                                       77             67
Current portion of long-term debt                     81             91
                                                    ----           ----
TOTAL                                               $312           $223
                                                    ----           ----

Weighted average interest rates of
  notes payable as of Dec. 31:
  Banks <F*>                                         5.1%           6.8%
  Commercial paper                                   4.1%           3.1%

<F*> Includes the effect of notes in certain countries where local inflation results in high interest rates.

Monsanto had aggregate short-term loan facilities of $299 million, under which loans totaling $79 million were outstanding as of Dec. 31, 1994. Interest on these loans is related to various bank rates. Monsanto's worldwide unused short-term loan facilities were $220 million as of Dec. 31, 1994. On Feb. 2, 1995, Monsanto amended its existing $750 million credit facility to expire in the year 2000, and to permit the company to request that the lenders increase their commitments up to an aggregate of $1 billion. There were no borrowings under the previous facility as of Dec. 31, 1994. Also on Feb. 2, 1995, Monsanto entered into a new $450 million credit agreement with a term of 364 days. Monsanto may request that the lenders under that agreement increase their commitments up to an aggregate $650 million, and/or agree to renew the agreement for additional 364-day periods. To the extent that lenders decline to increase or, in the case of the 364-day agreement, renew their commitments, Monsanto may request that new lenders become parties to the agreements. These credit facilities will be used to support the issuance of commercial paper. Interest on amounts borrowed under these agreements would likely be at money market rates.
Covenants under these credit facilities restrict maximum borrowings. The company does not anticipate that future borrowings will be limited by these restrictions.

LONG-TERM DEBT

Long-term debt (exclusive of current maturities) was:

                                                      1994        1993
                                                     ------      ------
Industrial revenue bond obligations,
  average rate in 1994 of 5.3%
  due 1996 to 2028                                   $  347      $  353
Medium-term notes, rates in 1994 ranging from
  8.4% to 9.0%, due 1996 to 2005                        200         247
Commercial paper, swapped to an effective
  rate of 8.6% through February 1996                    181         187
6% notes due 2000                                       150         150
7.09% and 8.13% amortizing ESOP notes and
  debentures due 2000 and 2006, guaranteed
  by the company                                        160         170
8 7/8% debentures due 2009                               99          99
8.7% debentures due 2021                                100         100
Other                                                   168         196
                                                     ------      ------
Total                                                $1,405      $1,502
                                                     ------      ------

Maturities and sinking fund requirements on long-term debt are $81 million, $280 million, $68 million, $68 million and $70 million for 1995, 1996, 1997, 1998 and 1999, respectively.

Commercial paper balances of $181 million and $187 million as of Dec. 31, 1994 and 1993, respectively, have been classified as long-term debt. Monsanto has the ability and intent to renew these obligations past 1995 and into future periods.

Interest rate swap agreements are used to reduce interest rate risks and to manage interest expense. By entering into these agreements, the company changes the fixed/variable interest rate mix of the debt portfolio. As of Dec. 31, 1994, Monsanto was party to interest rate swap agreements with an aggregate notional principal amount of $377 million related to existing debt. The agreements are primarily for conversion of floating-rate debt into fixed rates, which reduces the company's risk of incurring higher interest costs in periods of rising interest rates. Monsanto is subject to loss if the counterparties to these agreements do not perform. INTEREST DIFFERENTIALS FROM SWAP AGREEMENTS TO BE PAID OR RECEIVED ARE ACCRUED AS INTEREST RATES CHANGE OVER THE RELATED DEBT PERIOD.


FAIR VALUES OF FINANCIAL INSTRUMENTS

The estimated fair values of Monsanto's financial instruments were:
                                                 1994                1993
                                           ----------------    ----------------
                                           Recorded    Fair    Recorded    Fair
                                            Amount    Value     Amount    Value
                                           --------   -----    --------   -----
ASSETS:
Investments in securities
  and other assets                          $  409   $  400     $  328   $  339
Foreign currency option contracts                7        5          6        3

LIABILITIES:
Currency swaps                                   2        9          3        9
Interest rate swaps                              1       17          3       23
Long-term debt                               1,405    1,408      1,502    1,590

The recorded amounts of cash, trade receivables, discounted receivables, third-party guarantees, foreign currency forward contracts, accounts payable, and short-term debt approximate their fair values.

Fair values are estimated using quoted market prices, estimates obtained from brokers, and other appropriate valuation techniques based on information available as of Dec. 31, 1994. The fair-value estimates do not necessarily reflect the values Monsanto could realize in the current market.

POSTRETIREMENT BENEFITS -- PENSIONS

Most Monsanto employees are covered by noncontributory pension plans. The components of pension cost (income) were:

                                         1994      1993     1992
                                         ----      ----     ----
Service cost for benefits earned
  during the year                       $  75     $  75    $  65
Interest cost on benefit obligation       269       285      272
Assumed return on plan assets<F*>        (317)     (342)    (291)
Amortization of unrecognized net gain     (12)      (26)     (41)
                                        -----     -----    -----
TOTAL                                   $  15     $  (8)   $   5
                                        -----     -----    -----

<F*>Actual returns (losses) on plan assets were $(142) million, $550 million and $230 million in 1994, 1993 and 1992, respectively.

Pension benefits are based on the employee's years of service and/or compensation level. Pension plans are funded in accordance with Monsanto's long-range projections of the plans' financial conditions. These projections take into account benefits earned and expected to be earned, anticipated returns on pension plan assets, and income tax and other regulations.


Pension costs are determined by using the preceding year-end rate assumptions. Assumptions used as of Dec. 31 for the principal plans were:

                                    1994        1993        1992
                                    ----        ----        ----
Discount rate                        8.5%       7.25%        8.5%
Assumed long-term rate of
  return on plan assets              9.5%       9.50%        9.5%
Annual rates of salary increase
 (for plans that base benefits
  on final compensation level)       5.0%       4.25%        6.0%

The funded status of Monsanto's pension plans at year-end was:

                                                   1994           1993
                                                  ------         ------
PLAN ASSETS AT FAIR VALUE                         $3,358         $3,827
                                                  ------         ------
Actuarial present value of plan benefits:
  Vested                                          $2,913         $3,266
  Nonvested                                          130            120
                                                  ------         ------
Accumulated benefit obligation                     3,043          3,386
Effect of projected future salary increases          360            373
                                                  ------         ------
PROJECTED BENEFIT OBLIGATION <F1>                 $3,403         $3,759
                                                  ------         ------
Excess (Deficiency) of plan assets over
  projected benefit obligation                    $  (45)        $   68
Less:
  Unrecognized initial net gain                      121            161
  Unrecognized prior service costs                  (202)          (261)
  Unrecognized subsequent net gain                   206            305
                                                  ------         ------
ACCRUED NET PENSION LIABILITY <F2>                $  170         $  137
                                                  ------         ------

<F1> Includes $146 million and $122 million, respectively, for unfunded plans.
<F2> Includes $126 million and $108 million, respectively, for unfunded plans.

The accrued net pension liability was included in:

  Postretirement liabilities                      $  225         $  185
  Less: Other assets                                 (55)           (48)
                                                  ------         ------
ACCRUED NET PENSION LIABILITY                     $  170         $  137
                                                  ------         ------

As a result of employment reductions from the 1992 restructuring program, Monsanto settled a portion of its projected benefit obligation through lump-sum payments to retirees in 1993.
Accordingly, $30 million of accrued net pension liability was transferred to restructuring reserves during 1993.

Included in the above table, plan assets and projected benefit obligations for the principal U.S. plans were approximately $2,983 million and $2,883 million, respectively, as of Dec. 31, 1994. The assumptions used to compute the funded status of the principal U.S. plans were changed as of Dec. 31, 1994. These changes in assumptions resulted in a decrease of approximately $360 million in the projected benefit obligation.

Plan assets consist principally of common stocks and U.S. government and corporate obligations. Because the company's principal pension plans are well funded, contributions to these plans were neither required nor made in 1994, 1993 and 1992.

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

Monsanto adopted Statement of Financial Accounting Standards
(SFAS) No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," effective Jan. 1, 1992, and recognized an aftertax expense of $658 million ($1,045 million pretax), or $5.34 per share, for retiree benefits earned through 1991. The expense was included in the Statement of Consolidated Income as a cumulative effect of an accounting change. SFAS No. 106 requires that the cost of other postretirement benefits be accrued by the date the employees become eligible for the benefits.

The components of the cost of these postretirement benefits, principally health care and life insurance, were:

                                          1994     1993     1992
                                          ----     ----     ----
Service cost for benefits earned
  during the year                         $ 23     $ 24     $ 26
Interest cost on benefit obligation         87       92       88
Amortization of unrecognized net loss        7       --
                                          ----     ----     ----
TOTAL                                     $117     $116     $114
                                          ----     ----     ----

Postretirement costs are determined by using the preceding year-end rate assumptions. Assumptions used as of Dec. 31 for the principal plans were:

                                            1994    1993    1992
                                            ----    ----    ----
Discount rate                                8.5%   7.25%    8.5%
Initial trend rate for health care costs    11.5%  12.00%   14.0%
Ultimate trend rate for health care costs    5.5%   5.00%    6.0%

The initial trend rate for health care costs declines by 1 percent a year to 5.5 percent for years after the year 2000.

A 1 percent increase in the assumed trend rate for health care costs would have increased the cost of 1994 postretirement health care benefits by $4 million and the accumulated benefit obligation as of Dec. 31, 1994, by $50 million.

As of Dec. 31, the status of Monsanto's postretirement health care and life insurance benefit plans, and employee disability benefit plans was:

                                                       1994       1993
                                                      ------     ------
ACCUMULATED BENEFIT OBLIGATION:
  Retirees                                            $  869     $  870
  Eligible active employees                               55         86
  Other active employees                                 214        277
                                                      ------     ------
TOTAL                                                 $1,138     $1,233
  Unrecognized benefits from prior service                43         36
  Unrecognized subsequent net gain (loss)                 17       (126)
                                                      ------     ------
ACCRUED LIABILITY                                     $1,198     $1,143
                                                      ------     ------

The accrued liability was included in:

  Miscellaneous accruals                              $   82     $   72
  Postretirement liabilities                           1,116      1,071
                                                      ------     ------
ACCRUED LIABILITY                                     $1,198     $1,143
                                                      ------     ------

The assumptions used to compute the accumulated benefit obligation of the principal plans were changed as of Dec. 31, 1994, resulting in a decrease of approximately $100 million in the obligation.

EMPLOYEE SAVINGS PLANS

For some employee savings plans, employee contributions are matched in part by Monsanto. Matching contributions charged to expense for such plans were $30 million in 1994, $31 million in 1993 and $33 million in 1992.

During 1991, Monsanto established an Employee Stock Ownership Plan (ESOP) and guaranteed the long-term notes and debentures issued by the ESOP. The ESOP also borrowed $50 million from Monsanto. In January 1992, the ESOP used the proceeds of the loans to purchase 3.7 million shares of common stock from Monsanto, a portion of which is allocated each year to employee savings accounts as matching contributions. UNALLOCATED SHARES HELD BY THE ESOP ARE CONSIDERED OUTSTANDING FOR EARNINGS PER SHARE CALCULATIONS. The proceeds from the issuance of common stock to the ESOP were used primarily for the purchase of an equivalent number of common shares under a treasury stock purchase program. COMPENSATION EXPENSE IS EQUAL TO THE COST OF THE SHARES ALLOCATED TO PARTICIPANTS, LESS DIVIDENDS PAID ON THE ESOP SHARES HELD. Dividends on the common stock owned by the ESOP are being used to repay the ESOP borrowings.


In 1994, 324,020 shares were allocated to participants under the plan, leaving 2,976,155 unallocated shares as of Dec. 31, 1994.

                                            1994    1993    1992
                                            ----    ----    ----
Total ESOP expense                          $ 29    $ 25    $ 28
Interest portion of total ESOP expense        17      18      19
Cash contribution                             19      20      19
Dividends paid on ESOP shares held             9       9       8


STOCK OPTION PLANS

Key officers and employees have been granted Monsanto stock options under the company's 1994 Management Incentive Plans; the Searle Monsanto Stock Option Plan (Searle Plan); and the
NutraSweet/Monsanto Stock Plan (NutraSweet Plan). Information about the status of such stock options is presented below:

                                                        Outstanding
                            Exercisable       ---------------------------------
                              Shares            Shares          Price per Share
- -------------------------------------------------------------------------------
Dec. 31, 1992                 5,140,969       10,142,705        $21.31 - $74.25
- -------------------------------------------------------------------------------
1993:
    Granted                                    4,710,999         51.19 -  65.81
    Exercised                                 (1,253,869)        21.31 -  68.13
    Expired                                     (337,230)        41.13 -  73.56
- -------------------------------------------------------------------------------
DEC. 31, 1993                 5,724,125       13,262,605         22.81 -  74.25
- -------------------------------------------------------------------------------
1994:
    Granted                                    2,579,294         69.44 -  82.06
    Exercised                                 (1,821,245)        22.81 -  74.25
    Expired                                     (311,874)        38.94 -  77.75
- -------------------------------------------------------------------------------
DEC. 31, 1994                 7,168,599       13,708,780         22.81 -  82.06
- -------------------------------------------------------------------------------

Under the 1994 Management Incentive Plans, the Searle Plan and the NutraSweet Plan, 5,510,925 shares remain available for grant.

In February 1994, Monsanto established a grantor trust and contributed 2.5 million shares of Monsanto common stock to be used to satisfy compensation and benefit arrangements and obligations, including issuance of shares upon the exercise of certain stock options. Shares held by the grantor trust are included in earnings per share calculations only after they are transferred to employees.

EARNINGS PER SHARE

Earnings per share were computed using the weighted average number of common shares and common share equivalents outstanding each year (116,984,960 in 1994; 120,380,516 in 1993; and
123,443,744 in 1992).  Common share equivalents (2,399,245 in
1994; 1,314,921 in 1993; and 1,041,096 in 1992) consist primarily of common stock issuable upon exercise of outstanding stock options. Earnings per share assuming full dilution were not significantly different from the primary amounts.

CAPITAL STOCK

As of Dec. 31, 1994, there were 19,219,705 common shares reserved for employee stock options.

In January 1990, the company's board of directors declared a dividend of one preferred stock purchase right on each outstanding share of the company's common stock. If a person or group acquires beneficial ownership of 20 percent or more, or announces a tender offer that would result in beneficial ownership of 20 percent or more, of the company's outstanding common stock, the rights become exercisable and each right will then entitle its holder to purchase one one-hundredth of a share of a new series of preferred stock for $450. If Monsanto is acquired in a business combination transaction while the rights are outstanding, each right will entitle its holder to purchase, for $450, common shares of the acquiring company having a market value of $900. In addition, if a person or group acquires beneficial ownership of 20 percent or more of the company's outstanding common stock, each right will entitle its holder (other than such person or members of such group) to purchase, for $450, a number of shares of the company's common stock having a market value of $900. Furthermore, at any time after a person or group acquires beneficial ownership of 20 percent or more (but less than 50 percent) of the company's outstanding common stock, the board of directors may, at its option, exchange part or all of the rights (other than rights held by the acquiring person or group) for shares of the company's common stock on a one-for-one basis. At any time prior to the acquisition of such a 20 percent position, the company can redeem each right for 1 cent. The board of directors is also authorized to reduce the aforementioned 20 percent thresholds to not less than 10 percent. The rights expire in the year 2000.


COMMITMENTS AND CONTINGENCIES

Commitments, principally in connection with uncompleted additions to property, were approximately $45 million as of Dec. 31, 1994. Excluding the ESOP notes and debentures, Monsanto was contingently liable as a guarantor for bank loans and for discounted customers' receivables totaling approximately $311 million and $316 million as of Dec. 31, 1994 and 1993, respectively. Future minimum payments under noncancelable operating leases and unconditional inventory purchases are $119 million for 1995, $96 million for 1996, $117 million for 1997, $59 million for 1998, $60 million for 1999, and $106 million thereafter.

The more significant concentrations in Monsanto's trade receivables at year-end were:

                                                      1994         1993
                                                      ----         ----
U.S. agricultural product distributors                $295         $294
European agricultural product distributors             103          117
Pharmaceutical distributors worldwide                  287          287
Customers in the former Soviet Union                    40           78

Management does not anticipate incurring losses on its trade receivables in excess of established allowances.

COSTS FOR REMEDIATION OF WASTE DISPOSAL SITES ARE ACCRUED IN THE ACCOUNTING PERIOD IN WHICH THE RESPONSIBILITY IS ESTABLISHED AND WHEN THE COST IS ESTIMABLE. Monsanto's Statement of Consolidated Financial Position included accrued liabilities of $207 million and $266 million as of Dec. 31, 1994 and 1993, respectively, for the remediation of identified waste disposal sites. Expenditures related to remediation activities were $65 million in 1994, $53 million in 1993 and $46 million in 1992.

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



POST-CLOSURE AND REMEDIATION COSTS FOR HAZARDOUS AND OTHER WASTE FACILITIES AT OPERATING LOCATIONS ARE ACCRUED OVER THE ESTIMATED LIFE OF THE FACILITY AS PART OF ITS ANTICIPATED CLOSURE COST. Monsanto's estimated closure costs for these facilities could approximate $135 million. Uncertainties related to these costs include evolving government standards, the method and extent of remediation, and future changes in technology.

On April 20, 1994, a federal court jury verdict was returned against Monsanto in a lawsuit related to a Superfund site in La Marque, Texas. The lawsuit was brought by IT Corporation ("IT"), a subsidiary of International Technology Corporation, claiming fraud, negligent misrepresentation and breach of a contract calling for IT to perform incineration and remediation work at the site. The verdict awarded IT $52.8 million in compensatory damages, $28.6 million in punitive damages and $2.6 million in fees. On Dec. 13, 1994, the federal trial judge set aside the jury's findings of fraud and negligent misrepresentation but upheld the finding on breach of contract. The court set aside the punitive damage award and reduced the amount of compensatory damages to $43.8 million. On Jan. 26, 1995, the trial judge issued a memorandum confirming that prejudgment interest would be awarded to IT and specifying the manner in which the amount of such interest should be calculated. Based upon that memorandum, it is not likely that such interest will exceed approximately $21 million. No judgment has yet been entered. The company believes, based on the advice of counsel, that it has meritorious defenses to all of IT's claims. The company will appeal the judgment when it is entered and will continue to defend this matter vigorously. No provision has been made in the company's consolidated financial statements with respect to this matter.

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



SUPPLEMENTAL DATA

Supplemental income statement data were:

                                                    1994       1993       1992
- ------------------------------------------------------------------------------

Raw material and energy costs                      $2,375     $2,258    $2,247
Employee compensation and benefits                  2,193      2,092     1,994
Current income and other taxes                        477        442       393
Rent expense                                          124        129       138

- ------------------------------------------------------------------------------

Technological expenses:
   Research and development                           609        626       651
   Engineering, commercial development
     and patent                                        65         69        69
                                                      ---        ---       ---
TOTAL TECHNOLOGICAL EXPENSES                          674        695       720

- ------------------------------------------------------------------------------

Interest expense:
   Total interest cost                                141        141       185
   Less capitalized interest                          (10)       (12)      (16)
                                                      ---        ---       ---
NET INTEREST EXPENSE                                  131        129       169

- ------------------------------------------------------------------------------

Currency gains (losses) including
  equity in affiliates' currency
  gains and losses                                    (23)        (6)      (39)

- ------------------------------------------------------------------------------

SEGMENT INFORMATION

Certain operating unit segment data and geographic data for 1994, 1993 and 1992 that appear on pages 14 and 28 are integral parts of the accompanying financial statements. The principal product lines included in each operating unit are shown in the operating unit segment data.

QUARTERLY DATA -- UNAUDITED
- --------------------------------------------------------------------------
                                 First    Second    Third   Fourth   Total
                                Quarter   Quarter  Quarter  Quarter   Year
- --------------------------------------------------------------------------
Net Sales                  1994 $2,001    $2,269   $1,912   $2,090  $8,272
                           1993  1,941     2,230    1,849    1,882   7,902
- --------------------------------------------------------------------------
Gross Profit               1994    893     1,045      733      827   3,498
                           1993    835       959      768      776   3,338
- --------------------------------------------------------------------------
Operating Income           1994    319       397      131       76     923
                           1993    231       326      152      101     810
- --------------------------------------------------------------------------
Net Income                 1994    194       258      116       54     622
                           1993    141       200       95       58     494
- --------------------------------------------------------------------------

Earnings per Share         1994   1.63      2.19     0.99     0.51    5.32
                           1993   1.17      1.66     0.78     0.49    4.10
- --------------------------------------------------------------------------
Dividends per Share        1994   0.58      0.63     0.63     0.63    2.47
                           1993   0.56      0.58     0.58     0.58    2.30
- --------------------------------------------------------------------------
Common Stock Price

  1994                     High 80 3/4    83 3/4   86 1/2   80 1/4  86 1/2
                            Low 72 3/8    73 5/8   74 1/2   66 1/2  66 1/2
- --------------------------------------------------------------------------

  1993                     High 57 5/8    60 1/8   66 1/4   75      75
                            Low 49 3/4    48 7/8   56 1/8   65 3/8  48 7/8
- --------------------------------------------------------------------------

Historically, Monsanto's net income is higher during the first half of the year, primarily because of the concentration of generally more profitable sales of The Agricultural Group during that part of the year.

In the third quarter of 1994, net income included an aftertax gain of $21 million, or $0.18 per share, for interest on the amount of settlement of certain tax matters with the U.S. Internal Revenue Service related to the 1985 acquisition of Searle.

Net income for the fourth quarter of 1994 included an aftertax expense of $55 million, or $0.47 per share, for a work force reduction plan approved by the board of directors and for costs to close or exit certain facilities and programs. Also included in the quarter was an aftertax gain of $33 million, or $0.28 per share, from the reversal of excess restructuring reserves from prior years.

Net income in the first quarter of 1993 included a $22 million aftertax gain, or $0.18 per share, resulting from reimbursement from insurance companies of various costs associated with damage to a manufacturing site of a raw material for Roundup(R) herbicide. Costs associated with the damage had been expensed in 1992, pending resolution of the claim.

The fourth quarter of 1993 included an aftertax expense of $7 million, or $0.06 per share, for a restructuring program and other actions approved by the board of directors.

FINANCIAL SUMMARY
(Dollars in millions, except per share)  1994<F1>    1993<F2>    1992<F3>     1991<F4>      1990<F5>   1989<F6>
- ---------------------------------------------------------------------------------------------------------------
OPERATING RESULTS
Net Sales                              $8,272      $7,902        $7,763      $7,936       $8,068     $7,829
Operating Income                          923         810            58         475          808      1,006
   As a Percent of Net Sales               11%         10%            1%          6%          10%        13%
Income (Loss) from
   Continuing Operations                  622         494          (126)        238          486        627
   As a Percent of Net Sales                8%          6%           (2)%         3%           6%         8%
Income from Discontinued
   Operations                                                       578          58           60         52
Cumulative Effect of Accounting
   Changes                                                         (540)
Net Income (Loss)                         622         494           (88)        296          546        679
Return on Shareowners' Equity            21.4%       16.9%         (2.6)%       7.6%        13.6%      17.6%
- -----------------------------------------------------------------------------------------------------------
EARNINGS PER SHARE
Income (Loss) from
   Continuing Operations                $5.32       $4.10        $(1.01)     $ 1.87       $ 3.77     $ 4.63
Net Income (Loss)                        5.32        4.10         (0.71)       2.33         4.23       5.01
- -----------------------------------------------------------------------------------------------------------
YEAR-END FINANCIAL POSITION
Total Assets                           $8,891      $8,640        $9,085      $9,227       $9,236     $8,604
Working Capital                         1,448       1,377         1,512       1,536        1,323      1,326
- -----------------------------------------------------------------------------------------------------------
Property, Plant and Equipment:
   Gross                               $7,555      $7,382        $7,602      $7,510       $7,226     $6,578
   Net                                  2,817       2,802         3,005       3,191        3,316      3,009
- -----------------------------------------------------------------------------------------------------------
Long-Term Debt                         $1,405      $1,502        $1,423      $1,871       $1,645     $1,464
Shareowners' Equity                     2,948       2,855         3,005       3,654        4,089      3,941
- -----------------------------------------------------------------------------------------------------------
Current Ratio                             1.6         1.6           1.6         1.7          1.6        1.7
Percent of Total Debt to
   Total Capitalization                    37%         38%           36%         38%          35%        33%
- -----------------------------------------------------------------------------------------------------------
OTHER DATA
Property, Plant and Equipment
   Purchases                           $  409      $  437        $  586      $  554       $  711     $  578
Depreciation and Amortization             561         572           765         714          704        659
Interest Expense                          131         129           169         166          176        176
Research and Development Expenses         609         626           651         610          595        581
Income Taxes                              273         235           (48)        116          230        327
Cash Provided by Operations             1,300         731           912       1,180        1,104      1,037
- -----------------------------------------------------------------------------------------------------------
Stock Price:
   High                               $86 1/2     $75           $71 1/4     $76          $60 1/8    $62 1/8
   Low                                 66 1/2      48 7/8        49 3/4      46           38 3/4     40 1/4
   Year-End                            70 1/2      73 3/8        57 5/8      67 7/8       48 1/4     57 3/4
Price/Earnings Ratio on
   Year-End Stock Price                    13          18            --          29           11         12
- -----------------------------------------------------------------------------------------------------------
Per Share:
   Dividends                           $ 2.47      $ 2.30       $ 2.20      $ 2.045      $  1.88    $  1.65
   Shareowners' Equity                  26.43       24.62        24.95        29.72        32.51      29.79
- -----------------------------------------------------------------------------------------------------------
Shareowners (year-end)                 53,694      56,601       60,074       60,152       62,230     61,942
- -----------------------------------------------------------------------------------------------------------
Shares Outstanding
  (year-end, in millions)                 112         116          120          123          126        132
- -----------------------------------------------------------------------------------------------------------
Employees (year-end)                   29,354      30,019       33,797       39,281       41,081     42,179
- -----------------------------------------------------------------------------------------------------------

<F1> Income from continuing operations and net income for 1994 include a net aftertax loss for restructuring and other unusual items of $1 million, or $0.01 per share.
<F2> Income from continuing operations and net income for 1993 include a net aftertax gain for restructuring and other unusual items of $15 million, or $0.12 per share.
<F3> Loss from continuing operations and net loss for 1992 include a net aftertax loss for restructuring and other unusual items of $472 million, or $3.82 per share.
<F4> Net income for 1991 includes net restructuring expense of $325 million, or
     $2.54 per share.
<F5> Net income for 1990 includes $56 million, or $0.43 per share, in gains resulting from divestitures, including the divestiture of certain assets of a joint venture in Japan.
<F6> Net income for 1989 includes a $36 million, or $0.27 per share, gain on the sale of the analgesics business.

                                    APPENDIX

1. In Exhibit 13 to the printed Form 10-K, the following bar graphs appear, all depicting data for 1992, 1993 and 1994: on page 32, "Selling
    Price Index", "Raw Material Cost Index" and "Sales Volume Index"; on page 34, "Agricultural Group Net Sales"; on page 36, "Chemical Group Net Sales"; on page 37, "Searle Net Sales"; and on page 45, "Cash Provided by Continuing Operations". On page 33, a pie-chart graph entitled "1994
    Net Sales" appears, depicting a percentage breakdown of Monsanto's 1994 consolidated net sales by Operating Unit Segment. On page 47, a bar graph entitled "Dividend Per Share" appears, depicting annual dividend per share data for the years 1984 through 1994.
2. Throughout the electronic submission of Exhibit 13, trademarks are initially designated on each page by the letter "R" in parentheses or the letters
    "TM" in parentheses; whereas in the printed copy of the annual report, all trademarks are italicized.