Form 10-K, Exhibit 13
period 1995-12-31
MONSANTO CO
filed 1996-03-15
CIK 67686

Financial Table
of Contents

Management Report, Audit Committee Report,
  Independent Auditors' Opinion   26
Statement of Consolidated Income   28
Statement of Consolidated Financial Position   44
Statement of Consolidated Cash Flow   46
Statement of Consolidated
  Shareowners' Equity   50
Notes to Financial Statements   51
Financial Summary   64


Management Report
     Monsanto Company's management is responsible for the fair presentation and consistency, in accordance with generally accepted accounting principles, of all the financial information included in this annual report. Where necessary, the information reflects management's best estimates and judgments.
     Management is also responsible for maintaining a system of internal accounting controls with the objectives of providing reasonable assurance that Monsanto's assets are safeguarded against material loss from unauthorized use or disposition and that authorized transactions are properly recorded to permit the preparation of accurate financial information. Cost/benefit judgments are an important consideration in this regard. The effectiveness of internal controls is maintained by personnel selection and training, division of responsibilities, establishment and communication of policies, and ongoing internal review programs and audits.
     Management believes that Monsanto's system of internal accounting controls as of Dec. 31, 1995, is effective and adequate to accomplish the objectives described above.


/s/R. B. Shapiro

Robert B. Shapiro
Chairman and
Chief Executive Officer


/s/Robert B. Hoffman

Robert B. Hoffman
Senior Vice President and
Chief Financial Officer

Feb. 23, 1996

Unless otherwise indicated by the context, "Monsanto" means Monsanto Company and consolidated subsidiaries, and "the company" means Monsanto Company only. All dollars are in millions, except per share data.


26  1995 Monsanto Annual Report

Audit Committee
Report

     The audit committee, composed of six nonemployee members of the board of directors, met four times during 1995. The committee reviews and monitors Monsanto's internal accounting controls, financial reports, accounting practices, and the scope and effectiveness of the audits performed by the independent auditors and internal auditors. The committee also recommends to the full board of directors the appointment of Monsanto's principal independent auditors, and it approves in advance all significant audit and nonaudit services provided by such auditors. As ratified by shareowner vote at the 1995 annual meeting, Deloitte & Touche LLP were appointed independent auditors to examine, and to express an opinion as to the fair presentation of, the consolidated financial statements. This opinion follows.
     The audit committee discusses audit and financial reporting matters with representatives of the company's financial management, its internal auditors and Deloitte & Touche. The internal auditors and Deloitte & Touche meet with the committee, with and without management representatives present, to discuss the results of their examinations, the adequacy of Monsanto's internal accounting controls, and the quality of its financial reporting. The committee encourages the internal auditors and Deloitte & Touche to communicate directly with the committee.
     The audit committee has reviewed the financial section of this annual report. Pursuant to the recommendation of the committee, the board of directors has approved the financial section.



/s/Buck Mickel

Buck Mickel
Chair, Audit Committee

Feb. 23, 1996


Independent Auditors'
Opinion

To the shareowners of Monsanto Company:
     We have audited the accompanying statement of consolidated financial position of Monsanto Company and subsidiaries as of Dec. 31, 1995 and 1994, and the related statements of consolidated income, shareowners' equity and cash flow for each of the three years in the period ended Dec. 31, 1995. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, such consolidated financial statements present fairly in all material respects the financial position of Monsanto Company and subsidiaries as of Dec. 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended Dec. 31, 1995, in conformity with generally accepted accounting principles.


/s/Deloitte & Touche LLP

Deloitte & Touche LLP
St. Louis, Missouri

Feb. 23, 1996


                                                1995 Monsanto Annual Report  27

Statement of Consolidated Income

(Dollars in millions, except per share)           1995           1994           1993
--------------------------------------------------------------------------------------
Net Sales                                       $8,962         $8,272         $7,902
Cost of goods sold                               5,109          4,774          4,564
------------------------------------------------------------------------------------
Gross Profit                                     3,853          3,498          3,338

Marketing expenses                               1,282          1,191          1,199
Administrative expenses                            598            589            548
Technological expenses                             713            674            695
Amortization of intangible assets                  119             81             81
Restructuring expenses -- net                      156             40              5
------------------------------------------------------------------------------------
Operating Income                                   985            923            810

Interest expense                                  (190)          (131)          (129)
Interest income                                     59             81             40
Gain on sale of styrenics plastics business        189
Other income (expense) -- net                       44             22              8
------------------------------------------------------------------------------------
Income Before Income Taxes                       1,087            895            729
Income taxes                                       348            273            235
------------------------------------------------------------------------------------
Net Income                                      $  739         $  622         $  494
------------------------------------------------------------------------------------

------------------------------------------------------------------------------------
Earnings per Share                              $ 6.36         $ 5.32         $ 4.10
------------------------------------------------------------------------------------

The above statement should be read in conjunction with pages 51-63 of this report.

Key Financial Statistics                                         1995           1994           1993
------------------------------------------------------------------------------------------------------
As a Percent of Net Sales:
Gross Profit                                                       43%            42%            42%
Marketing, Administrative and Technological Expenses               29             30             31
Research and Development Expenses                                   7              7              8
Operating Income                                                   11             11             10
Net Income                                                          8              8              6

Effective Income Tax Rate                                          32             31             32
Return on Shareowners' Equity                                    22.1           21.4           16.9
---------------------------------------------------------------------------------------------------


28  1995 Monsanto Annual Report

Review of Consolidated Results of Operations

Monsanto Reports
Record Earnings per
Share and Net Income

     In 1995, Monsanto Company set new records for earnings per share and net income. Earnings per share increased 20 percent to $6.36 from last year's previous record of $5.32 per share. Net income of $739 million was up 19 percent from $622 million in 1994. The Agricultural Products segment contributed significantly to the company's strong operating performance, as worldwide sales volumes of Roundup(R) herbicide continued to grow. Sales volumes and operating income for acetanilides, such as Harness(R) herbicide, were stronger in 1995. The Chemicals segment's operating results increased because of the effects of selective pricing actions and continued cost reduction efforts, despite the combined effects of higher raw material costs and worldwide competitive conditions. The Pharmaceuticals segment's operating performance more than doubled from operating income last year, primarily because of higher sales volumes of key growth products and higher income from alliances. Operating income for the Food Ingredients segment declined in 1995, primarily because of restructuring charges. Net of unusual items, operating results for the Food Ingredients segment, which included 10 months of operations from the acquired Kelco business, were up moderately and benefited from higher international sales. The Food Ingredients segment is aggressively pursuing international markets that offer strong growth potential for both tabletop sweeteners and NutraSweet(R) brand sweetener, the company's trademark aspartame product. The increase in international sales, however, was more than offset by declining U.S. sales of aspartame.

Events Affecting
Comparability

     In December 1995, Monsanto sold its worldwide styrenics plastics business for $580 million. In a separate but related transaction, Monsanto reached an agreement to sell its shares in Monsanto Premier Kasei Co. Ltd., a styrenics plastics manufacturing joint venture in Thailand, to one of its joint venture partners. As a result of these transactions, Monsanto recognized a pretax gain of $189 million ($116 million aftertax, or $1.00 per share). Monsanto's results of operations for 1995 included net sales and operating income of $663 million and $12 million, respectively, from the styrenics plastics business.
     As part of the company's overall strategy to reduce costs and eliminate redundant functions, the board of directors approved a restructuring plan in December 1995. The pretax charge of $169 million ($125 million aftertax, or $1.08 per share) associated with this action is intended to cover the costs of work force reductions, business consolidations, facility closures, and the exit from nonstrategic businesses and facilities. Approximately 550 positions are expected to be eliminated by these actions. These actions are expected to have a favorable effect on future net earnings and aftertax cash flows in the range of $60 million to $75 million annually.
     A charge was taken in the first quarter of 1995 for actions associated with the formation of the Flexsys L.P. joint venture, which is discussed in the Notes to Financial Statements. The venture partners, Monsanto and Akzo Nobel N.V., agreed to bear the one-time costs required to integrate their respective rubber chemicals businesses into the joint venture. For Monsanto, these integration costs totaled $40 million pretax ($25 million aftertax, or $0.22 per share). The charge primarily covered the cost of reducing the work force by approximately 120 people and providing special termination benefits for approximately 300 people transferring from Monsanto to the joint venture.
     Other items that affected results in 1995 included the receipt in the first and third quarters of settlement payments from various insurers related to environmental and other insurance litigation. The combined effect of these settlements totaled $92 million pretax ($57 million aftertax, or $0.50 per share). In addition, Monsanto settled a lawsuit related to a contractual dispute concerning cleanup obligations at a Superfund site by paying $41 million pretax ($25 million aftertax, or $0.22 per share). The payment was recorded by Monsanto in the third quarter of 1995. The company also recorded approximately $20 million in favorable pretax adjustments ($13 million aftertax, or $0.11 per share) under certain sales rebate programs in the United States for product sales made in prior years.



                                                1995 Monsanto Annual Report  29

Review of Consolidated Results of Operations


     In December 1994, Monsanto's board of directors approved a plan to eliminate redundant staff activities across the company and to consolidate certain staff and administrative business functions. The plan, which was substantially completed by the end of 1995, reduced worldwide employment levels by approximately 450 people. In addition, the company closed certain facilities and ended some programs. The pretax expense related to these actions was $89 million ($55 million aftertax, or $0.47 per share). Separately, in the fourth quarter of 1994, the board approved the reversal of $49 million pretax ($33 million aftertax, or $0.28 per share) of excess restructuring reserves from prior years. The excess was primarily due to higher-than-expected proceeds and lower-than-expected exit costs from the sale and shutdown of nonstrategic businesses and facilities included in the 1993 and 1992 restructuring actions.
     In September 1994, Monsanto and the U.S. Internal Revenue Service (IRS) settled certain tax matters related to the 1985 acquisition of Searle. Monsanto recognized an aftertax gain of $21 million, or $0.18 per share, in interest on the settlement.
     Without the unusual events in 1995 and 1994, net income for 1995 would have been $728 million, compared with $623 million for the prior year, an increase of 17 percent. Earnings per share in 1995 would have been $6.27, an 18 percent increase from 1994 earnings per share.

Net Sales
Reach Record

     Net sales in 1995 were approximately $9 billion, 8 percent higher than those in 1994. The increase came primarily from the continued strong performances by the Agricultural Products and Pharmaceuticals segments. After adjusting for prior year sales of businesses contributed to Flexsys, Chemicals' net sales were up moderately because of higher average selling prices. The increase in Food Ingredients' net sales primarily reflects the inclusion of 10 months of net sales from the acquired Kelco business.
     Net sales in 1995 for Agricultural Products increased 11 percent from those in 1994 to a record $2.5 billion, primarily because of a significant increase in worldwide sales volumes for Roundup(R) herbicide. Worldwide demand continues to be strong for this family of glyphosate-based herbicides because of continued global expansion of conservation tillage techniques, effective pricing and new end-use strategies. Sales of acetanilide products, such as Harness(R) herbicide, also contributed to the increase in net sales. The increase in Pharmaceuticals' net sales can be attributed to sales of key growth products, principally Daypro(R) and Arthrotec(R) arthritis treatments, and Ambien(R) short-term treatment for insomnia. Lower sales of the family of Calan(R) calcium channel blockers, which continues to be negatively affected by generic competition, partially offset the growth in net sales. Chemicals' net sales from continuing businesses for 1995 were approximately 7 percent higher than those in 1994, primarily because of higher average selling prices. Net sales for the Food Ingredients segment, exclusive of the sales of the acquired Kelco business, declined primarily because of lower average selling prices for aspartame.
     Monsanto's net sales in markets outside the United States represented 43 percent of 1995 net sales, compared with 40 percent last year.

     An analysis of the company's sales change follows:

Selling Price and
Volume Changes                                    1995           1994           1993
---------------------------------------------------------------------------------------
Selling prices                                       2%            (2)%           (5)%
Sales volumes and mix
   (net of acquisitions
   and divestitures)                                 6              7              7
---------------------------------------------------------------------------------------
Total Change                                         8%             5%             2%
---------------------------------------------------------------------------------------

Operating Results
Are Higher

     Operating income in 1995 of $985 million increased by $62 million from operating income in 1994. If the net pretax restructuring and unusual items of $125 million and $40 million in 1995 and 1994, respectively, were excluded, operating income would have increased by $147 million, or 15 percent, in 1995. This significant increase in operating income was principally related to higher sales volumes and better pricing. The increase in operating results was partially offset by higher raw material costs experienced by the Chemicals segment and higher marketing and technological expenses overall.


30  1995 Monsanto Annual Report

Review of Consolidated Results of Operations

     If the aforementioned restructuring charges and unusual items in 1995 and 1994 were excluded, operating results would have improved for all segments, with the largest increase occurring in the Pharmaceuticals segment. Operating income in 1995 for the Agricultural Products segment benefited from significantly higher worldwide sales volumes for Roundup(R) herbicide. Strong sales volumes of acetanilide products also contributed to the increase in operating income. Operating results for the Chemicals segment benefited from higher average selling prices and lower operating costs, but were hurt by the effect of higher raw material costs. Competitive pressures worldwide have limited the ability of the Chemicals businesses to recover the increased costs fully through selling price increases. If restructuring charges and unusual items in 1995 and 1994 were excluded, the Pharmaceuticals segment would have more than tripled its operating income, principally through the success of key growth products and higher income from alliances. Net of restructuring and unusual items, operating income in 1995 improved moderately for Food Ingredients, primarily because of the addition of Kelco income and the benefit of higher sales of tabletop sweetener products. Lower aspartame sales and higher operating expenses partially offset this increase.
     Marketing, administrative and technological expenses increased in 1995, principally because of higher marketing expenses used to support higher sales, and the inclusion of 10 months of operating expenses from the acquired Kelco business. Technological expenses were up because of higher research and development expenses. Amortization of intangible assets increased primarily because of the increase in intangible assets associated with the Kelco and pharmaceutical product line acquisitions. Interest expense increased in 1995, primarily because of higher short-term debt levels related to the acquisition of Kelco. Interest income was higher in 1994, primarily because of the inclusion of the aforementioned settlement with the IRS. The increase in "Other income (expense) -- net" is principally the result of higher income from joint ventures and equity affiliates.

Monsanto Sustains
20 Percent ROE
Performance, Moves
to New Performance
Measurement

     Monsanto's principal financial target of a 20 percent return on shareowners' equity (ROE) was achieved once again in 1995. Although
ROE is considered a useful measurement tool, management, after careful evaluation, has decided to implement in 1996 a new value-based performance measurement system called Economic Value Added (EVA).

ROE Building Blocks                               1995           1994           1993
-------------------------------------------------------------------------------------
(a) Net sales as a percent
    of total assets                               84.5%          93.0%          91.5%
(b) Net income as a
    percent of net sales                           8.3            7.5            6.3
(c) Total assets as a percent
    of average shareowners'
    equity                                       317.7          306.4          294.9
Return on shareowners'
   equity<F1>                                     22.1           21.4           16.9
-------------------------------------------------------------------------------------

<F1>ROE is the product of items (a), (b) and (c).

Cost Savings Continue

     In the past few years, Monsanto has taken steps to make worldwide operations more focused, productive and cost-effective. The effect of these actions benefited operating income in excess of $300 million in 1995. These savings are in line with original expectations and are expected to continue on an annual basis. The continuation of business redesign and other productivity efforts has yielded significant benefits as well. These initiatives will continue as the company responds to increased global competition and higher customer expectations.


                                                1995 Monsanto Annual Report  31

Review of Consolidated Results of Operations


New Products
Continue as a
Strategic Priority

     New product development and commercialization continue to be strategic priorities for Monsanto. For example, four agricultural products that were developed through biotechnology received regulatory approvals in 1995 and early 1996. These products are Roundup Ready(TM) soybeans and cotton, NewLeaf(R) insect-protected potatoes and Bollgard(TM) insect-protected cotton. Monsanto's research and development (R&D) expenditures were $658 million in 1995, or 7 percent of net sales, a level that reflects management's strong long-term commitment to R&D. The discovery and development of pharmaceutical and agricultural products continue to be the focus of most of these expenditures. Significant R&D efforts in existing product technologies and new product applications also continue across all business units. Additionally, Monsanto's research program includes the acquisition of new technologies through licensing. As a result, Monsanto has many potential products in the R&D pipeline. Several of them should be commercialized in the next few years.

Prior Year Review

     In 1994, Monsanto's operating results were significantly higher than those in 1993. The Agricultural Products segment continued its impressive growth, fueled by record sales volumes for Roundup(R) herbicide and significant income contributions from sales of new products. Higher sales volumes for key products, excellent manufacturing performance, and continued cost reduction efforts led to a substantial increase in Chemicals' earnings, if the year-to-year effect of restructurings was excluded. Pharmaceuticals' performance improved dramatically as sales from new products increased significantly, infrastructure costs were lower, and costs from new product introductions declined. Food Ingredients performed well, as significant cost reductions largely offset lower average selling prices. As a result, net income for 1994 was $622 million, or $5.32 per share, compared with income of $494 million, or $4.10 per share, in 1993. Both years' results, however, were affected by unusual events.
     As described in the Notes to Financial Statements, Monsanto recognized a net restructuring charge of $22 million aftertax, or $0.19 per share, in December 1994. The company also settled certain tax matters related to the 1985 acquisition of Searle with the IRS and recognized an aftertax gain of $21 million, or $0.18 per share, in interest on the settlement.
     In December 1993, the board of directors approved a small reserve to cover the sale of or exit from certain nonstrategic products, the withdrawal from the pyridine research program, and the consolidation of some manufacturing capacity. The net aftertax expense for these actions was $7 million, or $0.06 per share, and principally affected the Agricultural Products segment and the Chemicals segment.
     In March 1993, Monsanto received reimbursement from insurance companies for various costs associated with damage to a manufacturing site of a raw material for Roundup(R). The settlement resulted in a $22 million aftertax gain, or $0.18 per share. These costs were expensed in 1992, pending resolution of the claim.
     Net sales in 1994 were 5 percent higher than those in 1993. Sales in 1994 for Agricultural Products were up 13 percent from those in 1993, primarily because of a significant increase in worldwide sales volumes of Roundup(R) herbicide. Continued worldwide adoption of conservation tillage techniques, pricing, and new end-use strategies contributed to this sales volume increase. Sales of new products, such as Posilac(R) bovine somatotropin (BST) and Harness(R) herbicide, and the inclusion of a full year's net sales of lawn-and-garden products from the Ortho acquisition also were significant contributors to the sales increase. Pharmaceuticals' net sales growth was led by a significant increase in sales of newly introduced products in the United States, principally Daypro(R), a once-daily arthritis treatment, and Ambien(R), a short-term treatment for insomnia. Sales of these and other new products more than offset the effect of generic competition on sales of the Calan(R) family of calcium channel blockers. Chemicals' net sales for 1994 were slightly higher than those in 1993. If 1993 net sales from divested businesses were excluded, net sales for 1994 would have increased 6 percent, as sales volumes increased for all key products worldwide. Food Ingredients' net sales declined because of lower average selling prices


32  1995 Monsanto Annual Report

Review of Consolidated Results of Operations


for aspartame. Sales volumes for NutraSweet(R) brand sweetener, the company's trademark aspartame product, declined 4 percent from volumes in 1993. However, sales of tabletop sweeteners, such as Equal(R), Canderel(R) and NutraSweet(R), increased slightly.
     Operating income in 1994 of $923 million increased 14 percent, compared with $810 million in operating income in 1993. If the $40 million in net pretax restructuring and unusual items in 1994 and the $30 million net pretax gain from unusual items in 1993 were excluded, operating income would have increased by $183 million, or 23 percent, in 1994. Operating results in 1994 benefited from strong sales volume gains for several major products, the successful introduction of new products, and savings from cost reduction efforts. These increases in operating income were partially offset by the effects of lower selling prices in all units and by substantial cost increases for raw materials experienced by the Chemicals segment.
     If the aforementioned 1994 and 1993 restructuring charges and unusual items were excluded, operating results would have improved significantly for the Agricultural Products, Chemicals and Pharmaceuticals segments. Food Ingredients' operating income declined modestly from that in the prior year. Agricultural Products' operating income in 1994 was a record, primarily because of significantly higher worldwide sales volumes for Roundup(R) herbicide, the inclusion of a full year of earnings from the acquired Ortho business, and the introduction of new products. Operating results for Chemicals benefited from significantly higher sales volumes in several major products, lower manufacturing costs, and cost reduction efforts. These factors were partially offset by significantly higher raw material costs and lower average selling prices, principally in Europe and Japan. Pharmaceuticals' improved operating results benefited from significant growth in sales of new products, cost savings from restructuring actions, and lower new product introduction costs. Food Ingredients' lower operating income in 1994 resulted from reduced selling prices and sales volumes for aspartame, partially offset by cost reductions and higher sales of tabletop sweeteners.
     Marketing and administrative expenses increased in 1994, principally because of higher costs associated with various employee incentive programs, and inclusion of a full year's operating expenses of the acquired Ortho lawn-and-garden products business. These higher costs were partially offset by lower new product introduction costs for the Pharmaceuticals segment. Interest income in 1994 increased because of the aforementioned Searle tax refund. "Other income (expense) -- net" increased in 1994, principally because of lower currency losses.

Analysis of Change
in Earnings per Share

                                                                   Better (Worse)
-------------------------------------------------------------------------------------
                                                             1995 vs.       1994 vs.
                                                                 1994           1993
-------------------------------------------------------------------------------------
Sales-Related Factors:
Selling prices                                                 $ 0.78         $(0.71)
Sales volumes and mix                                            1.77           1.70
-------------------------------------------------------------------------------------
Total Sales-Related Factors                                      2.55           0.99
-------------------------------------------------------------------------------------

Cost-Related Factors:
Raw material and
  manufacturing costs                                           (1.06)          0.22
Marketing, administrative
  and technological expenses                                    (0.66)         (0.27)
Amortization of intangible assets                               (0.05)          0.03
-------------------------------------------------------------------------------------
Total Cost-Related Factors                                      (1.77)         (0.02)
-------------------------------------------------------------------------------------

Other Factors:
Change in shares outstanding                                     0.04           0.15
Other expenses -- net                                            0.11           0.24
Divestitures                                                     0.01          (0.01)
-------------------------------------------------------------------------------------
Total Other Factors                                              0.16           0.38
-------------------------------------------------------------------------------------
Change in Earnings per Share
  Before Restructuring and
  Unusual Factors                                                0.94           1.35
Restructuring and unusual factors                                0.10          (0.13)
-------------------------------------------------------------------------------------
Change in Earnings per Share                                   $ 1.04         $ 1.22
-------------------------------------------------------------------------------------


                                                1995 Monsanto Annual Report  33

Review of Consolidated Results of Operations


[SALES VOLUME INDEX GRAPH]

^The sales volume index increase in 1995 was led by a significant increase in worldwide sales volumes for Roundup(R) herbicide and by sales volume increases for key growth products at Searle. The Agricultural Products segment is discussed on pages 35-37, and the Pharmaceuticals segment on pages 39-41.

[SELLING PRICE INDEX GRAPH]

^The index of selling prices increased slightly in 1995. This was primarily because of the effect of higher selling prices for the Chemicals segment. The Chemicals segment is discussed on pages 37-39.

[RAW MATERIAL COST INDEX GRAPH]

^The raw material cost index in 1995 primarily affected the Chemicals segment. The Chemicals segment is discussed on pages 37-39.

Segment Data

                                                                          Operating                            Operating
                                        Net Sales                      Contribution<F1>                    Income (Loss)<F2>
------------------------------------------------------------------------------------------------------------------------------------
                                1995     1994        1993        1995        1994        1993        1995        1994        1993
------------------------------------------------------------------------------------------------------------------------------------
Agricultural Products         $2,472   $2,224      $1,967      $  523      $  501        $408        $486        $476        $400
Chemicals                      3,689    3,715       3,684         357         338         290         322         304         331
Pharmaceuticals                1,711    1,520       1,387         142          51         (22)        131          54         (34)
Food Ingredients               1,090      813         864         204         173         187         109         157         166
Corporate                                                         (60)        (63)        (52)        (63)        (68)        (53)
------------------------------------------------------------------------------------------------------------------------------------
Total                         $8,962   $8,272      $7,902      $1,166      $1,000        $811        $985        $923        $810
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                             Depreciation
                                       Total Assets                  Capital Expenditures                  and Amortization
------------------------------------------------------------------------------------------------------------------------------------
                                1995     1994        1993        1995        1994        1993        1995        1994        1993
------------------------------------------------------------------------------------------------------------------------------------
Agricultural Products        $ 2,589   $2,434      $2,166        $134        $106        $109        $137        $138        $129
Chemicals                      2,699    3,101       3,146         220         212         224         214         254         263
Pharmaceuticals                2,561    2,037       2,044          78          61          70         127         110         115
Food Ingredients               2,182    1,003       1,011          65          29          32         115          57          63
Corporate                        580      316         273           3           1           2           5           2           2
------------------------------------------------------------------------------------------------------------------------------------
Total                        $10,611   $8,891      $8,640        $500        $409        $437        $598        $561        $572
------------------------------------------------------------------------------------------------------------------------------------

     <F1>Operating contribution is a measure of a segment's cash-based operating profitability. It excludes goodwill amortization and the effects of restructuring actions and unusual items from operating income.

     <F2>Operating income was affected by the 1995, 1994 and 1993 restructurings and other unusual items as follows:

                                                           Income (Expense)
-------------------------------------------------------------------------------------
Segment                                           1995           1994         1993
-------------------------------------------------------------------------------------
Agricultural Products                            $ (27)          $(16)        $ (3)
Chemicals                                          (33)           (33)          43
Pharmaceuticals                                      7             20            3
Food Ingredients                                   (69)            (7)         (12)
Corporate                                           (3)            (4)          (1)
-------------------------------------------------------------------------------------
Total                                            $(125)          $(40)        $ 30
-------------------------------------------------------------------------------------


34  1995 Monsanto Annual Report

Segment Data

     In February 1995, Monsanto created a new organizational structure that assigns primary business responsibilities to individual business units. As a result of those changes and the acquisition of Kelco, Monsanto has realigned its segment structure. The Food Ingredients segment in 1995 reflected Monsanto's Kelco operations, NutraSweet(R) brand sweetener, and tabletop sweeteners and other consumer products. The Pharmaceuticals segment reflected the operations of Searle after the transfer of the Canderel(R) tabletop sweetener business to the Food Ingredients segment. Segment information for 1994 and 1993 has been reclassified to conform to the current presentation.
     Although inflation is relatively low in most of Monsanto's major markets, it continues to affect operating results. To mitigate the effect of inflation, Monsanto has implemented measures to control costs, to improve productivity, to manage new fixed and working capital, and to raise selling prices where government regulations and competitive conditions permit. In addition, the current cost of replacing certain assets is estimated to be greater than their historical cost presented in the financial statements. Accordingly, the depreciation expense reported in the Statement of Consolidated Income would be greater if the expense were stated on a current cost basis.
     Sales between segments were not significant. Certain corporate expenses, primarily those related to the overall management of Monsanto, were not allocated to the segments or geographic areas. Corporate assets primarily include investments in affiliates and a portion of the cash balance.

[1995 NET SALES GRAPH]

     The principal factors that accounted for the segments' performances in 1995 and 1994, along with the factors that are expected to affect operating results in the near term, are described on the following pages.

Agricultural Products

                                                  1995           1994           1993
--------------------------------------------------------------------------------------
Net Sales                                       $2,472         $2,224         $1,967
Operating Contribution<F1>                         523            501            408
Operating Income                                   486            476            400
Total Assets                                     2,589          2,434          2,166
Capital Expenditures                               134            106            109
Depreciation and
  Amortization                                     137            138            129
--------------------------------------------------------------------------------------

<F1>Operating contribution is operating income excluding goodwill amortization and the effect of restructuring actions and unusual items.

     The Agricultural Products segment is a leading worldwide developer, manufacturer and marketer of crop protection and lawn-and-garden products.
This group also develops and markets products enhanced by biotechnology. These products improve the efficiency of food production and preserve environmental quality for agricultural, industrial, turf and residential uses. More than half of the unit's herbicide net sales are made in markets outside the United States. Weather conditions in agricultural markets worldwide affect sales volumes.
     The Agricultural Products segment set sales and operating income records in 1995, primarily because of another year of outstanding performance from the family of Roundup(R) herbicides.
     Net sales for the segment in 1995 were a record $2.5 billion, 11 percent higher than those in 1994. The increase was driven by significantly higher sales volumes of Roundup(R) herbicide. Demand for this family of glyphosate-based products continues to be strong worldwide, and can be attributed to further increases in the use of conservation tillage practices, effective pricing, and new end-use strategies. Selling price reductions, principally in markets outside the United States, made Roundup(R) cost effective for weed control in a broader range of crop and industrial uses. The effect of


[AGRICULTURAL PRODUCTS NET SALES GRAPH]


                                                1995 Monsanto Annual Report  35

Segment Data

generic competition, principally in certain foreign markets, dampened selling prices modestly. However, the effect of increased sales volumes on operating income exceeded the effect of lower selling prices.
     Net sales in 1995 also benefited from higher sales of Posilac(R) bovine somatotropin (BST) and Harness(R) herbicide. Net sales of Harness(R) increased significantly from those in 1994, primarily because of higher volumes. However, these factors were somewhat offset by lower net sales of the lawn-and-garden products of the Solaris group. This decline was caused by unfavorable weather conditions in the western United States, which is a large consumer market for garden products. In addition, distribution changes in 1995 that are designed to move product sales closer to the time of consumer demand have been implemented, effectively moving sales from 1995 into 1996.

[AGRICULTURAL PRODUCTS OPERATING MEASURES GRAPH]

     Both operating contribution and operating income increased from last year's levels, up 4 percent and 2 percent, respectively. The increase in operating income was affected by unusual items in both 1995 and 1994. The unusual items included in 1995 operating income were $27 million in restructuring charges and other actions, principally related to facility closures and the cost of work force reductions. Operating income in 1994 included $30 million in restructuring charges for employment reductions and costs to terminate a program. The 1994 charges were partially offset by $14 million in reversals of prior year restructuring reserves, primarily for higher-than-anticipated proceeds from the sale of the pyridine research program. If unusual items in 1995 and 1994 were excluded, 1995 operating income for Agricultural Products would have increased $21 million, or 4 percent.
     In addition to the strong operating performance of Roundup(R) and other crop protection products, operating contribution and operating income in 1995 also benefited from lower manufacturing costs. Higher marketing expenses used to support the base business and new product introductions partially offset the increases in operating contribution and operating income.

Prior Year Review
     Net sales for Agricultural Products in 1994 were 13 percent higher than net sales in 1993. Operating contribution and operating income increased $93 million and $76 million, respectively, from those in 1993. The increase in operating income was affected by unusual items in both 1994 and 1993. The unusual items included in 1994 operating income were $30 million in restructuring charges, principally for employment reductions and costs to terminate a program. These charges were partially offset by $14 million in reversals of prior year restructuring reserves, primarily for higher-than-anticipated proceeds from the sale of the pyridine research program. Operating income in 1993 included $38 million in net charges, primarily related to withdrawal from the pyridine research program, and a $35 million pretax gain resulting from reimbursement by insurance companies for various costs incurred in 1992 from damage to a manufacturing site that produces a key raw material for Roundup(R).
     Worldwide sales volumes in 1994 for the family of Roundup(R) herbicides improved significantly from 1993 sales volumes, reflecting strong demand in most key worldwide markets. The continued worldwide adoption of conservation tillage techniques by farmers and satisfactory weather conditions, on balance, in many key markets contributed to this sales volume increase. Selling price declines for certain products, principally in foreign markets, continued to benefit sales volumes by making Roundup(R) cost effective for weed control in a broader range of crop and industrial uses. The effect of generic competition, principally in certain foreign markets, dampened selling prices modestly. However, the effect of increased sales volumes on operating income exceeded the effect of the lower selling prices.
     Operating income in 1994 benefited from excellent manufacturing performance, from inclusion of a full year's operating income from the acquired Ortho business, and from sales of Posilac(R) in the United States. Earnings from the acetanilide family



36  1995 Monsanto Annual Report

Segment Data

of herbicides declined because of lower sales into the former Soviet Union as a result of poor economic conditions, and because of one-time launch costs for the successful introduction of Harness(R) in the United States.

  Agricultural
  Products
     outlook
     Roundup(R) and other glyphosate-based herbicides face competition from generic producers in certain markets outside the United States. Patents protecting Roundup(R) in various countries expired in 1991, while compound per se patent protection for the active ingredient in Roundup(R) herbicide continues in the United States until the year 2000. Management expects that manufacturing process and formulation patents that are important to Monsanto's cost position will help maintain our competitive position after the expiration of this other patent. Monsanto has introduced new formulations of Roundup(R), called Roundup(R) Ultra and Roundup(R) Pro herbicides, in the United States. Significant growth potential for Roundup(R) remains in conservation tillage applications worldwide.
     A significant number of new herbicide and biotechnology-related products are in the research and development pipeline, some of which should be commercialized in the next few years. These products are being developed either by Monsanto or in partnership with biotechnology and seed production companies.
     Posilac(R) bovine somatotropin (BST) offers significant value to the dairy industry by increasing the efficiency of milk production. The U.S. Food and Drug Administration has made no changes to its interim guidance issued in February 1994 on the labeling of milk and milk products from cows supplemented with BST. Any significant change that might restrict the use of Posilac(R) or the movement of milk among milk processors could affect future sales.

Chemicals

                                                  1995           1994           1993
--------------------------------------------------------------------------------------
Net Sales                                       $3,689         $3,715         $3,684
Operating Contribution<F1>                         357            338            290
Operating Income                                   322            304            331
Total Assets                                     2,699          3,101          3,146
Capital Expenditures                               220            212            224
Depreciation and
  Amortization                                     214            254            263
--------------------------------------------------------------------------------------

<F1>Operating contribution is operating income excluding goodwill amortization and the effect of restructuring actions and unusual items.

     The Chemicals segment produces and markets a range of performance materials -- including nylon and acrylic fibers, Saflex(R) plastic interlayer, phosphorus and its derivatives, and specialty chemicals -- used by customers to make consumer, household, automotive and industrial products.
     Chemicals' net sales decreased slightly in 1995. Both operating contribution and operating income increased 6 percent from 1994 results. However, net sales and operating results for the first four months of 1995 and for all of 1994 include those from the company's rubber chemicals and instruments businesses. As further discussed in the Notes to Financial Statements, Monsanto and Akzo Nobel N.V. formed a 50-50 joint venture in 1995, known as Flexsys L.P., by combining their respective rubber chemical businesses. Operations for Flexsys commenced on May 1, 1995. As a result, sales and operating results for the company's rubber chemicals and instruments businesses are no longer included in consolidated totals. If the sales from these businesses were excluded in both 1995 and 1994, Chemicals' sales in 1995 would have increased 7 percent from those in 1994. All business units included in the Chemicals segment posted sales gains in 1995 from prior year amounts. The sales increases for these units can be attributed primarily to higher average selling prices and to an improved sales mix.

[CHEMICALS NET SALES GRAPH]


                                                1995 Monsanto Annual Report  37

Segment Data

     Net sales for fibers products increased modestly, primarily because of higher selling prices for acrylic fibers and intermediates. Nylon fiber sales were down moderately compared with sales last year, as the carpet industry experienced lower consumer demand in 1995. Nylon intermediate sales in 1995 increased significantly from sales in the prior year, primarily on the strength of higher selling prices. Demand for acrylic fibers in U.S. markets was soft during 1995 and negatively affected sales volumes. This decline was partially offset by higher export sales, particularly in China. Sales of specialty products in 1995 increased from those in 1994, principally because higher average selling prices offset the effect of slightly lower sales volumes. Net sales of performance materials were up slightly from sales in 1994 on the strength of higher sales volumes and an improved sales mix, although partially offset by lower average selling prices. Net sales of Saflex(R) plastic interlayer increased modestly from sales in 1994, principally because of favorable exchange rates. Sales volumes were essentially even with last year's volumes as expected growth in the global automotive markets failed to materialize in 1995.
     Net sales of plastics products in 1995 were higher than those in 1994, primarily because of higher average selling prices. As further discussed in the Notes to Financial Statements, Monsanto sold its worldwide styrenics plastics business in December 1995 for $580 million. This sale resulted in an aftertax gain of $116 million. Monsanto's 1995 results included net sales and operating income of $663 million and $12 million, respectively, from the styrenics plastics business.

[CHEMICALS OPERATING MEASURES GRAPH]

     Operating contribution and operating income for the Chemicals segment increased in 1995 from those in the prior year. A number of unusual items affected profitability in both years. Operating income in 1995 included a net charge of $33 million for restructuring and other actions, primarily for the costs to close several facilities. Operating income in 1994 was reduced by $33 million in restructuring charges, principally related to employment reductions and costs to close several facilities.
     Operating contribution and operating income were positively affected by higher selling prices, the effect of continued cost reduction efforts, and manufacturing efficiencies, but were hurt by higher raw material costs. Competitive pressures worldwide have limited the Chemicals segment's ability to recover the increased raw material costs fully through increased selling prices.

Prior Year Review

     In 1994, the Chemicals segment benefited from significantly higher sales volumes for several key products, from improved worldwide capacity utilization levels, and from savings from continuing cost reduction efforts. Partially offsetting these gains were significantly higher raw material costs, principally in the last half of the year, and global pricing pressures in certain businesses.
     Chemicals' 1994 net sales were slightly higher than net sales in 1993. Sales in 1993 included those from businesses later divested as part of a restructuring program. If net sales from these divested businesses were excluded, net sales in 1994 would have increased 6 percent from sales in 1993. Sales volumes increased 7 percent from sales volumes in 1993. This increase was offset by lower selling prices, principally in the rubber chemicals business. The sales volume increase in 1994 benefited from increased demand in North American and certain European automotive markets; from increases in U.S. housing starts and resales, which resulted in an improved U.S. market for replacement carpet; and from an increase in the architectural use of laminated glass.
     Operating income in 1994 declined from operating income in 1993. However, a number of unusual items affected profitability in both years. Specifically, 1994 operating income included $33 million in restructuring charges, principally related to employment reductions and costs to close several facilities. Operating income in 1993 benefited from $43 million in gains from the sale of several nonstrategic businesses, partially offset by expenses related to facility rationalization and other costs.

38  1995 Monsanto Annual Report

Segment Data


     Operating contribution and operating income in 1994 benefited from the effect of higher sales volumes, excellent manufacturing performance and continued cost reduction efforts. Capacity utilization, an important factor for the segment's profitability, was 86 percent in 1994 vs. 77 percent in 1993. Partially offsetting these gains were significantly higher raw material prices.

Chemicals
     outlook
     The Chemicals segment is affected by economic conditions, particularly as they relate to the automotive and housing industries.
     The prices of purchased raw materials used by the Chemicals segment have been coming down as the world economy slows and as production capacity comes on line worldwide. If global economic growth remains in line with expectations, continuing announcements of new capacity should result in more favorable raw material costs for Monsanto in the next few years. However, global competition and customer demands for efficiency will continue to make price increases difficult.
     The Chemicals segment intends to improve its performance through cost reductions and redesign of its businesses. Growth opportunities exist through expansion into global markets, the development of new products and new markets for existing or modified products, and strategic acquisitions, partnerships or joint ventures.


Pharmaceuticals

                                                  1995           1994           1993
--------------------------------------------------------------------------------------
Net Sales                                       $1,711         $1,520         $1,387
Operating Contribution<F1>                         142             51            (22)
Operating Income (Loss)                            131             54            (34)
Total Assets                                     2,561          2,037          2,044
Capital Expenditures                                78             61             70
Depreciation and
  Amortization                                     127            110            115
--------------------------------------------------------------------------------------

<F1>Operating contribution is operating income excluding goodwill amortization and the effect of restructuring actions and unusual items.

     The Pharmaceuticals segment reflects the operations of Searle. Searle develops, produces and markets prescription pharmaceuticals. Its products include medications to relieve the symptoms of arthritis, to control high blood pressure, to relieve insomnia, to prevent the formation of ulcers, to treat certain infections, and to provide better women's health care.

     Net sales for the Pharmaceuticals segment in 1995 were a record $1.7 billion, or 13 percent higher than net sales last year. This strong increase was driven by higher sales volumes, principally from excellent growth in key products, such as Daypro(R) and Arthrotec(R) arthritis treatments, and Ambien(R) short-term treatment for insomnia. Each of these products had double-digit increases in net sales vs. those in the prior year. In total, these key products contributed approximately $500 million to 1995 net sales. Sales and earnings growth also benefited from the women's health care product line recently acquired from Syntex. The sales increase also reflects the effect of approximately $20 million in favorable adjustments under certain sales rebate programs in the United States for product sales made in prior years. The 1995 net sales increase for Pharmaceuticals was partially offset by lower sales of the family of Calan(R) calcium channel blockers.

[PHARMACEUTICALS NET SALES GRAPH]


                                                1995 Monsanto Annual Report  39

Segment Data

     Both operating contribution and operating income for Pharmaceuticals more than doubled from the 1994 amounts. Operating results in 1995 and 1994 were affected by unusual items. Operating income in 1995 included a $13 million charge for restructuring, principally related to employment reductions, and other actions. Operating results in 1995 also reflected the aforementioned $20 million in favorable sales adjustments. Pharmaceuticals' operating income in 1994 included $15 million in restructuring charges, primarily for employment reductions, and a $35 million gain from the reversal of prior year restructuring reserves. The reversal of the reserves was primarily caused by higher-than-anticipated proceeds and lower-than-expected exit costs related to certain divested facilities. If the effect of these unusual items were excluded, operating income would have been $124 million in 1995 and $34 million in 1994. The significant improvement in operating income primarily came from higher sales of key growth products. Higher income from cost-sharing alliances also benefited operating results in 1995. The increase in operating income was partially offset by higher marketing expenditures incurred to support the sales growth in key products.

[PHARMACEUTICALS OPERATING MEASURES GRAPH]

     Searle's investment in research and development (R&D) continues to be significant. R&D expenditures, before cost-sharing payments from alliances, were 21 percent and 22 percent of the segment's net sales in 1995 and 1994, respectively. Future R&D spending is also expected to be significant. Searle will continue to seek R&D collaborations to share development costs and to combine strengths to speed product development. This investment reflects the segment's commitment to securing a continuing stream of new products.

Prior Year Review

     Net sales for the Pharmaceuticals segment were 10 percent higher than net sales last year. This increase in net sales was driven by 10 percent higher volumes, partially offset by lower net selling prices. Sales growth from new products -- led by Daypro(R), Ambien(R) and Arthrotec(R) -- more than offset a decline in sales of the family of Calan(R) calcium channel blockers. In total, these new products contributed $310 million to 1994 net sales. Net sales of the family of Calan(R) products, sold primarily in Canada and the United States, were $321 million, 8 percent lower than sales in 1993. This decline primarily reflected the effect of generic competition on Calan(R) SR in the United States. However, the effect was substantially reduced by the segment's sales of verapamil SR resulting from a distribution arrangement with a generic distributor.
     Pharmaceuticals' operating contribution and operating income in 1994 increased $73 million and $88 million, respectively, from the 1993 amounts. Unusual items included in 1994 operating income were $15 million in restructuring charges, principally related to employment reductions, and $35 million in reversals of prior year restructuring reserves, primarily for higher-than-anticipated proceeds and lower-than-expected exit costs related to certain divested facilities. Operating contribution and operating income in 1994 benefited from increased sales of new products, lower new product introduction costs in 1994, and cost savings, primarily from restructuring actions initiated in 1992.

  Pharmaceuticals
       outlook
     Arthrotec(R) arthritis treatment -- a combination of diclofenac, a nonsteroidal anti-inflammatory drug (NSAID), and Cytotec(R), Searle's ulcer preventive drug -- was launched in five new markets, including Germany, in 1995. In 1996, additional launches are expected in Italy and several other markets in Europe and Asia-Pacific. A new drug application for Arthrotec(R) was filed with the U.S. Food and Drug

40  1995 Monsanto Annual Report

Segment Data


  Pharmaceuticals
       outlook
    (continued)
Administration (FDA) in December 1995. A study, published in the third quarter of 1995, demonstrated that Cytotec(R) effectively reduces the risk of serious gastrointestinal problems in patients on NSAID therapy. This study should continue to positively affect sales of Cytotec(R).
     In the United States, generic competition and continuing controversy following the results of a recent study about the use of calcium channel blockers have negatively affected sales of the family of Calan(R) calcium channel blockers.
     In the first quarter of 1996, Searle received FDA approval for its new verapamil product, Covera-HS(TM). The product is designed to provide peak protection for hypertension and angina at the time of day when patients are most vulnerable to rises in blood pressure and heart rate, which should differentiate it from other calcium channel blockers and anti-hypertensive drugs. Searle plans to launch Covera-HS(TM) in the first half of 1996.
     In addition to Covera-HS(TM), Searle has a number of other compounds in various stages of development. Drugs being developed for the treatment of cardiovascular conditions include xemilofiban, an oral anti-platelet agent to inhibit the clotting of blood vessels associated with angioplasty; tissue factor pathway inhibitor (TFPI) to prevent blood from clotting during microvascular surgery and to treat sepsis; and epoxymexrenone to treat congestive heart failure, hypertension and cirrhosis. Searle's participation in the arthritis market potentially could increase with the development of oxaprozin salt, for the relief of arthritis and pain, as well as COX-2 inhibitors, products that selectively treat arthritis and pain without gastrointestinal side effects. Also in development is synthokine-1, an adjunctive therapy to stimulate the replenishment of white blood cells and platelets in chemotherapy patients.

Food Ingredients

                                                  1995           1994           1993
--------------------------------------------------------------------------------------
Net Sales                                       $1,090         $  813         $  864
Operating Contribution<F1>                         204            173            187
Operating Income                                   109            157            166
Total Assets                                     2,182          1,003          1,011
Capital Expenditures                                65             29             32
Depreciation and
  Amortization                                     115             57             63
--------------------------------------------------------------------------------------

<F1>Operating contribution is operating income excluding goodwill amortization and the effect of restructuring actions and unusual items.

     The Food Ingredients segment manufactures and markets sweeteners, including NutraSweet(R) brand sweetener and Equal(R), Canderel(R) and NutraSweet(R) brand tabletop sweeteners. It also develops, produces and markets alginates, biogums and other food ingredients.
     Food Ingredients' net sales for the year were up $277 million, or 34 percent, from the prior year's net sales. Results in 1995 include sales from the acquired Kelco business. Without these sales, net sales for Food Ingredients would have declined, primarily because of lower average selling prices for aspartame. Sales of tabletop sweeteners were up 6 percent, primarily because of higher sales volumes. A large portion of the increased sales volumes has come from international markets that the Food Ingredients segment is aggressively pursuing. Lower sales of NutraSweet(R) brand sweetener, the company's trademark aspartame product, essentially offset this increase. Despite an increase in unit sales volumes for aspartame, the effects of lower average pricing were more than offsetting. Kelco sales were close to expectations and benefited from strong sales of biogum products.
     Operating contribution in 1995 for Food Ingredients increased signifi-cantly from the segment's contribution in 1994, primarily because of the addition of Kelco. Operating income declined significantly from income in the prior year. Certain unusual items affected earnings in both years. In 1995, operating income included restructuring and other charges of $69 million, principally for costs to exit a production facility and for work force reductions. Operating income in 1994 was reduced by $7 million in restructuring charges for work force reductions. If these unusual items were excluded, operating income for Food Ingredients


                                                1995 Monsanto Annual Report  41

Segment Data

would have increased moderately, primarily because of the addition of Kelco income, the benefit of higher sales of tabletop sweeteners, and manufacturing efficiencies. Lower aspartame sales and higher operating expenses partially offset the increase.

[FOOD INGREDIENTS OPERATING MEASURES GRAPH]

Prior Year Review

     In 1994, Food Ingredients' net sales decreased 6 percent from 1993 net sales, primarily as the result of lower average selling prices of NutraSweet(R) brand sweetener. This decline was expected and resulted from lower postpatent prices in the United States for that product. Sales volumes for NutraSweet(R) decreased slightly from those in 1993, primarily because of lower contractual shipments to customers. Sales volumes for tabletop sweeteners such as Equal(R), Canderel(R) and NutraSweet(R) increased modestly in 1994 from volumes in 1993. Food Ingredients' 1994 operating contribution and operating income declined moderately from the 1993 amounts. Operating income in 1994 and 1993 included pretax restructuring charges for work force reductions of $7 million and $12 million, respectively. The decline in 1994 operating contribution and income resulted from lower average selling prices and lower sales volumes, which were partially offset by lower operating expenses and higher sales of tabletop sweeteners.

 Food
  Ingredients
        outlook

     Competition from generic aspartame producers has lowered selling prices for NutraSweet(R) brand sweetener. However, the worldwide market share for this product has been maintained because of several competitive advantages, including a low cost position and superior quality and customer service.
     Other new sweeteners also compete with NutraSweet(R) in markets outside the United States. These sweeteners are now being reviewed by the U.S. Food and Drug Administration (FDA), and their possible approval could negatively affect future sales, operating income and cash flow.
     International markets offer the greatest growth potential, particularly for tabletop sweeteners. The company is developing next-generation, high-intensity sweeteners and expects to file a food additive petition with the FDA near the end of the decade.
     The Kelco lines of alginates and biogums hold strong positions in their food ingredients markets. While there has been some increased competition for biogums in certain industrial applications, the effect has not been significant. Seaweed is the raw material for alginates, and its sourcing continues to be an area of focus.



42  1995 Monsanto Annual Report

Geographic Data

                                    Net Sales to                           Operating
                               Unaffiliated Customers                   Income (Loss)<F1>                    Total Assets
-----------------------------------------------------------------------------------------------------------------------------------
                             1995        1994        1993        1995        1994        1993        1995        1994        1993
------------------------------------------------------------------------------------------------------------------------------------
United States              $5,631      $5,376      $5,162        $721        $507        $656     $ 7,181      $5,844      $5,928
Europe-Africa               1,891       1,653       1,559         240         340         129       1,927       1,947       1,801
Asia-Pacific                  662         552         533          39          39          (2)        702         586         502
Canada                        364         318         311          17          37          28         161         135         121
Latin America                 414         373         337          63          65          43         372         300         261
Interarea Eliminations                                            (32)          3           9        (312)       (237)       (246)
Corporate                                                         (63)        (68)        (53)        580         316         273
------------------------------------------------------------------------------------------------------------------------------------
Total                      $8,962      $8,272      $7,902        $985        $923        $810     $10,611      $8,891      $8,640
------------------------------------------------------------------------------------------------------------------------------------

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

     Interarea sales have been excluded from the above table and were:

                                                  1995           1994           1993
-------------------------------------------------------------------------------------
World area shipped from:
  United States                                $   878          $ 682          $ 625
  Europe-Africa                                    293            248            133
  Asia-Pacific                                      36              5              2
  Canada                                            61             44             38
  Latin America                                      2              2              4
  Interarea Eliminations                        (1,270)          (981)          (802)
-------------------------------------------------------------------------------------
Total                                          $    --          $  --          $  --
-------------------------------------------------------------------------------------

     Following is a reconciliation of ex-U.S. operating income and total assets to the net income and net assets of consolidated ex-U.S. subsidiaries:

                                                  1995           1994           1993
-------------------------------------------------------------------------------------
Operating income                                $  359         $  481         $  198
Interest and other income
  (expense) -- net                                 (32)           (33)           (16)
Income taxes                                      (112)          (133)           (67)
-------------------------------------------------------------------------------------
Net Income of
   Consolidated
   Ex-U.S. Subsidiaries                         $  215         $  315         $  115
-------------------------------------------------------------------------------------
Total operating assets                          $3,162         $2,968         $2,685
Total liabilities                                  873          1,088          1,080
-------------------------------------------------------------------------------------
Net Assets of Consolidated
   Ex-U.S. Subsidiaries                         $2,289         $1,880         $1,605
-------------------------------------------------------------------------------------

     The reported operating income for the individual geographic areas does not include the full profitability generated by sales of Monsanto products imported from other locations, principally from the United States. Direct export sales from the United States to third-party customers outside the United States were $550 million for 1995, $399 million for 1994, and $435 million for 1993.

     Sales and operating income for the geographic segments do not include the financial results from those joint venture companies in which Monsanto does not have management control. Monsanto's share of the income or loss of these companies is reflected in "Other income (expense) -- net" in the Statement of Consolidated Income. Monsanto's share of the unconsolidated net sales and income or loss of these companies for 1995 follows:

                                                   Monsanto's Share
----------------------------------------------------------------------
                                                  Net          Income
                                                 Sales         (Loss)
----------------------------------------------------------------------
United States                                     $177            $ 3
Europe-Africa                                      395             (1)
Asia-Pacific                                        24             (3)
Latin America                                      163             18
----------------------------------------------------------------------

<F1>Geographic area operating income was affected by the 1995, 1994 and 1993 restructurings and other unusual items as follows:

                                                           Income (Expense)
-------------------------------------------------------------------------------------
                                                  1995           1994           1993
-------------------------------------------------------------------------------------
United States                                   $ (64)         $(105)          $ 78
Europe-Africa                                      (4)            69            (26)
Asia-Pacific                                      (40)           (11)           (15)
Canada                                            (13)             2             (4)
Latin America                                      (1)             9             (2)
Corporate                                          (3)            (4)            (1)
------------------------------------------------------------------------------------
Total                                           $(125)         $ (40)          $ 30
------------------------------------------------------------------------------------

                                                1995 Monsanto Annual Report  43

Statement of Consolidated Financial Position

(Dollars in millions, except per share)                                                                         As of Dec. 31,
-----------------------------------------------------------------------------------------------------------------------------------
ASSETS                                                                                                        1995           1994
-----------------------------------------------------------------------------------------------------------------------------------
Current Assets:
Cash and cash equivalents                                                                                  $   297        $   507
Trade receivables, net of allowances of $57 in 1995 and 1994                                                 1,629          1,530
Miscellaneous receivables and prepaid expenses                                                                 596            313
Deferred income tax benefit                                                                                    415            321
Inventories                                                                                                  1,368          1,212
-----------------------------------------------------------------------------------------------------------------------------------
Total Current Assets                                                                                         4,305          3,883
-----------------------------------------------------------------------------------------------------------------------------------
Property, Plant and Equipment:
Land                                                                                                           118            102
Buildings                                                                                                    1,231          1,268
Machinery and equipment                                                                                      5,549          5,916
Construction in progress                                                                                       339            269
-----------------------------------------------------------------------------------------------------------------------------------
Total property, plant and equipment                                                                          7,237          7,555
Less accumulated depreciation                                                                                4,405          4,738
-----------------------------------------------------------------------------------------------------------------------------------
Net Property, Plant and Equipment                                                                            2,832          2,817
------------------------------------------------------------------------------------------------------------------------------------
Investments in Affiliates                                                                                      544            279
Intangible Assets, net of accumulated amortization of $638 in 1995
  and $522 in 1994                                                                                           1,964          1,134
Other Assets                                                                                                   966            778
------------------------------------------------------------------------------------------------------------------------------------
Total Assets                                                                                               $10,611        $ 8,891
------------------------------------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREOWNERS' EQUITY
------------------------------------------------------------------------------------------------------------------------------------
Current Liabilities:
Accounts payable                                                                                           $   648        $   629
Wages and benefits                                                                                             456            343
Income and other taxes                                                                                         240            150
Restructuring reserves                                                                                         163            129
Miscellaneous accruals                                                                                         940            872
Short-term debt                                                                                                365            312
------------------------------------------------------------------------------------------------------------------------------------
Total Current Liabilities                                                                                    2,812          2,435
------------------------------------------------------------------------------------------------------------------------------------
Long-Term Debt                                                                                               1,667          1,405
Deferred Income Taxes                                                                                           85             65
Postretirement Liabilities                                                                                   1,415          1,341
Other Liabilities                                                                                              900            697
Shareowners' Equity:
Common stock (authorized: 200,000,000 shares, par value $2)
  Issued: 164,394,194 shares in 1995 and 1994                                                                  329            329
  Additional contributed capital                                                                               902            849
  Treasury stock, at cost (48,923,899 shares in 1995 and 52,859,031 shares in 1994)                         (2,550)        (2,744)
Reserve for ESOP debt retirement<F1>                                                                          (181)          (199)
Unrealized investment holding gain                                                                              34             19
Accumulated currency adjustment                                                                                101             33
Reinvested earnings                                                                                          5,097        $ 4,661
------------------------------------------------------------------------------------------------------------------------------------
Total Shareowners' Equity                                                                                    3,732          2,948
------------------------------------------------------------------------------------------------------------------------------------
Total Liabilities and Shareowners' Equity                                                                  $10,611        $ 8,891
------------------------------------------------------------------------------------------------------------------------------------
The above statement should be read in conjunction with pages 51-63 of this report.

<F1>ESOP stands for Employee Stock Ownership Plan.


44  1995 Monsanto Annual Report

Review of Changes in Financial Position

Financial Position Remains Strong

     Monsanto's financial position remained strong in 1995, as evidenced by Monsanto's current "A" debt rating. Financial resources were adequate to support existing businesses and to fund new business opportunities.
     Working capital was slightly higher at year-end 1995. Trade receivables at year-end 1995 increased compared with those at the prior year-end, primarily because of the acquisition of Kelco, and strong fourth-quarter sales by Searle. Inventories at year-end 1995 increased, primarily because of the inclusion of Kelco inventories, and higher inventories in the Agricultural Products segment. These increases were offset in part by lower cash and cash equivalent balances and higher accrued tax liabilities.
     The amount of net property, plant and equipment was slightly higher than at the end of 1994, as $500 million in capital additions and the effects of acquisitions exceeded 1995 depreciation expense and divestitures.
     Total deferred tax benefits, both current and noncurrent, of $575 million at year-end 1995 were primarily related to U.S. operations, which generally have a strong earnings history.
     The company's financial position at the end of 1995 reflects the estimated fair value of assets acquired and liabilities assumed of Kelco and of the pharmaceutical product line acquired from Syntex. The estimated fair value of these assets and liabilities was approximately $1.4 billion and $115 million, respectively. The allocation of the purchase price for these acquisitions is based on preliminary assumptions and is subject to change.
     Long-term debt at the end of 1995 was higher than that at the end of 1994, primarily because of the issuance of 8.2 percent debentures and higher balances of commercial paper classified as long-term issued to finance the Kelco acquisition.
     As further discussed in the Notes to Financial Statements, the company expects to take significant equity positions in Calgene Inc. and DeKalb Genetics Corp. in the first quarter of 1996. These investments will total approximately $290 million and will be funded with a combination of cash and debt. Monsanto's share of the earnings and losses from these equity affiliates is expected to have a slightly dilutive effect on net income in 1996.
     Monsanto uses financial markets worldwide for its financing needs. It has available various short- and medium-term bank credit facilities, which are discussed in the Notes to Financial Statements on page 56. These credit facilities provide the financing flexibility to let Monsanto take advantage of investment opportunities that may arise and to satisfy future funding requirements. To maintain adequate financial flexibility and access to debt markets worldwide, Monsanto management intends to maintain an "A" debt rating.
     In February 1994, Monsanto established a grantor trust that had been approved by the board of directors. A more detailed description of the grantor trust is provided in the Notes to Financial Statements on page 59.
     Monsanto's commitments and contingencies are described in the Notes to Financial Statements on page 60.
     Monsanto's return on shareowners' equity (ROE) was 22.1 percent in 1995. The ROE and other key financial statistics are presented in the table below.

Key Financial Statistics                                                        1995           1994           1993
--------------------------------------------------------------------------------------------------------------------
Return on Shareowners' Equity (ROE)                                             22.1%          21.4%          16.9%
  (Net income divided by average shareowners' equity)
Current Ratio (Current assets divided by current liabilities)                    1.5            1.6            1.6
Trade Receivables -- Days Sales Outstanding                                       71             67             71
  (Fourth-quarter trade receivables divided by fourth-quarter net sales times 30 days)
Inventory Turnover Ratio (Cost of goods sold divided by inventory)               3.7            3.9            3.7
Interest Coverage                                                                6.4            7.3            6.1
  (Income before interest expense and income taxes divided
    by total interest cost)
Cash Provided by Operations/Total Debt                                            41%            76%            42%
Total Debt/Total Capitalization<F1>                                               35%            37%            38%
--------------------------------------------------------------------------------------------------------------------

<F1>Total capitalization is the sum of short-term debt, long-term debt and shareowners' equity.


                                                 1995 Monsanto Annual Report  45

Statement of Consolidated Cash Flow

(Dollars in millions)                                                           1995           1994           1993
--------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
--------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
Net income                                                                   $   739         $  622         $  494
Add income taxes                                                                 348            273            235
--------------------------------------------------------------------------------------------------------------------
Income before income taxes                                                     1,087            895            729
Adjustments to reconcile to Cash Provided by Continuing Operations:
  Income tax payments                                                           (335)          (196)          (166)
  Items that did not use cash:
    Depreciation and amortization                                                598            561            572
    Restructuring expenses -- net                                                156             40              5
    Other                                                                         (6)            43             29
  Working capital changes that provided (used) cash:
    Accounts receivable                                                          (36)           (88)            62
    Inventories                                                                 (198)            15            (31)
    Accounts payable and accrued liabilities                                    (198)          (125)          (202)
    Other                                                                        (67)            74             34
  Nonoperating pretax gains from asset disposals                                (125)           (11)            (6)
  Other items                                                                    (53)            92             (4)
--------------------------------------------------------------------------------------------------------------------
Cash Provided by Continuing Operations                                           823          1,300          1,022
Cash Used in Discontinued Operations                                                                          (291)
--------------------------------------------------------------------------------------------------------------------
Total Cash Provided by Operations                                                823          1,300            731
--------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES:
Property, plant and equipment purchases                                         (500)          (409)          (437)
Acquisition of Kelco and pharmaceutical product line                          (1,296)
Acquisition and investment payments                                             (197)          (185)          (510)
Investment and property disposal proceeds                                        128            202            298
Proceeds from sale of styrenics plastics business                                580
--------------------------------------------------------------------------------------------------------------------
Cash Used in Investing Activities                                            (1,285)          (392)          (649)
--------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES:
Net change in short-term financing                                                53             89            (31)
Long-term debt proceeds                                                          658             49            379
Long-term debt reductions                                                       (403)          (152)          (299)
Treasury stock purchases                                                                       (478)          (380)
Dividend payments                                                               (306)          (289)          (275)
Common stock issued under employee stock plans                                   194             82             55
Other financing activities                                                        56             25             13
--------------------------------------------------------------------------------------------------------------------
Cash Provided by (Used in) Financing Activities                                  252           (674)          (538)
--------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                (210)           234           (456)
CASH AND CASH EQUIVALENTS:
Beginning of year                                                                507            273            729
--------------------------------------------------------------------------------------------------------------------
End of year                                                                  $   297         $  507         $  273
--------------------------------------------------------------------------------------------------------------------
The above statement should be read in conjunction with pages 51-63 of this report.

The effect of exchange rate changes on cash and cash equivalents was not material.

Cash payments for interest (net of amounts capitalized) were $189 million, $129 million and $133 million in 1995,
1994 and 1993, respectively.

46  1995 Monsanto Annual Report

Review of Cash Flow


     Monsanto's cash flow for 1995, 1994 and 1993 is shown in the Statement of Consolidated Cash Flow on page 46.

Cash Flow
Remains Strong

     Cash provided by continuing operations of $823 million was strong in 1995, but decreased from last year's level of $1.3 billion. The decrease was primarily due to the effect of increased inventory balances, higher payments for accounts payable and accrued liabilities, and higher income tax payments. Working capital as a percentage of net sales was about the same as that for last year.
     Monsanto's operations have historically generated sufficient cash to fund existing businesses and growth-related research and investments. Management expects that cash provided by operations, supplemented by periodic borrowings, will be adequate to fund future requirements.
     Investment and property disposal proceeds in 1995 were $708 million, principally related to the sale of the styrenics plastics business. Other investment and property disposals in 1994 generated more than $200 million in cash. The principal proceeds in 1994 and 1993 came from the sales of various businesses associated with restructuring actions.
     In December 1995, Monsanto sold its styrenics plastics business for $580 million. Approximately $150 million of the proceeds have been earmarked to prefund certain 1996 capital expenditures. The effect of this decision lowered cash flow from continuing operations in 1995, but will benefit 1996 cash flow. The balance of the sale proceeds was used to reduce short-term debt.

[CASH PROVIDED BY CONTINUING OPERATIONS GRAPH]

     Major uses of cash in 1995, 1994 and 1993 included dividends and capital expenditures. Treasury stock purchases were made in 1994 and 1993. The acquisition of the Kelco business and the Syntex pharmaceutical product line in 1995, and investments in various 1994 and 1993 acquisitions were also major uses of cash. Monsanto's 1995 capital expenditures focused on improved technology, capacity expansions and environmental projects, and totaled $500 million. Business redesign efforts and productivity enhancements were successful in increasing effective capacity at many facilities, thereby reducing the need for additional capital expenditures.
     Long-term debt proceeds in 1995 included $150 million in 8.2 percent debentures and $400 million of commercial paper related to the Kelco acquisition. Long-term debt repayments in 1993 included $150 million in 9-3/8 percent debentures.
     Monsanto continually evaluates risk retention and insurance levels for product liability, property damage and other potential areas of risk.
Monsanto devotes significant effort to maintaining and improving safety and internal control programs, which reduce its exposure to certain risks. Management decides the amount of insurance coverage to purchase from unaffiliated companies and the appropriate amount of risk to retain based on the cost and availability of insurance and the likelihood of a loss. Since 1986, Monsanto's liability insurance has been on the "claims made" policy form. Management believes that the current levels of risk retention are consistent with those of other companies in the various industries in which Monsanto operates. There can be no assurance that Monsanto will not incur losses beyond the limits of, or outside the coverage of, its insurance. Monsanto's liquidity, financial position and profitability are not expected to be affected materially by the levels of risk retention that the company accepts.


                                                1995 Monsanto Annual Report  47

Review of Cash Flow


Monsanto Maintains
Strong Environmental
Commitment

     Monsanto remains strongly committed to complying with various laws and government regulations concerning environmental matters and employee safety and health. Compliance with stringent requirements will continue to be an obligation of Monsanto, its competitors and industry in general. Monsanto is dedicated to long-term environmental protection and compliance programs that reduce and monitor emissions of hazardous materials into the environment, as well as to the remediation of identified existing environmental concerns.
     Expenditures in 1995 were approximately $47 million for environmental capital projects and approximately $210 million for the management of environmental programs, including the operation and maintenance of facilities for environmental control. Monsanto estimates that during 1996 and 1997 approximately $30 million to $40 million per year will be spent on additional capital projects for environmental protection.
     Monsanto periodically receives notices from the U.S. Environmental Protection Agency (EPA) that it is a potentially responsible party (PRP) under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA), commonly known as Superfund. The EPA has designated Monsanto as a PRP at 93 Superfund sites. Monsanto has resolved disputes, entered partial consent decrees, and executed administrative orders between Monsanto and the EPA in 58 of these cases, settling a portion or all of Monsanto's liability for these Superfund cases. Six other matters involve sites where allegations are predicated on tentative findings of reuse of drums by others that once contained products sold by Monsanto. These six matters have been inactive as to Monsanto for at least 10 years. At one other site, Monsanto has determined that it has no liability whatsoever.
     Monsanto's policy is to accrue costs for remediation of contaminated sites in the accounting period in which the responsibility is established and the cost is estimable. Monsanto's estimates of its liabilities for Superfund sites are based on evaluations of currently available facts with respect to each individual site and take into consideration factors such as existing technology, presently enacted laws and regulations, and prior experience in remediation of contaminated sites. Monsanto does not discount these liabilities, and they have not been reduced for any claims for recoveries from insurance or from third parties. Monsanto has an accrued liability of $71 million as of Dec. 31, 1995, for Superfund sites. As assessments and remediation activities progress at individual sites, these liabilities are reviewed periodically and adjusted to reflect additional technical, engineering and legal information that becomes available. Major Superfund sites in this category include the noncompany-owned Brio, Fike/Artel, Motco and Woburn sites, which account for $44 million of the accrued amount.
     Monsanto's estimate of its Superfund liability is affected by several uncertainties such as, but not limited to, the method and extent of remediation, the percentage of material attributable to Monsanto at the sites relative to that attributable to other parties, and the financial capabilities of the other PRPs at most sites. Because of these uncertainties, primarily related to the method and extent of remediation, potential future expenses could be as much as $10 million for these sites. These potential future expenses may be incurred over the balance of the decade.
     There are various other lawsuits, claims and proceedings that state agencies and others have asserted against the company seeking remediation of alleged environmental impairments. Monsanto is in the process of determining its involvement, if any, at 41 of these sites. Monsanto has an accrued liability of $90 million as of Dec. 31, 1995, for these matters and for environmental reserves at certain former Monsanto plant sites. The company's estimate of its liability related to these sites is affected by several uncertainties such as, but not limited to, the extent of Monsanto's involvement, and the method and extent of remediation. Because of these uncertainties, potential expenses could be as much as $20 million for these sites. Four sites in this category account for $58 million of the accrued amount and for approximately all of the potential future expenses.


48  1995 Monsanto Annual Report

Review of Cash Flow

     Monsanto spent $60 million in 1995 for remediation of Superfund and other contaminated sites. Most of these expenditures were related to the Chemicals segment, and similar or lesser amounts can be expected in future years.
     For hazardous and other waste facilities at operating locations, Monsanto recognizes postclosure environmental costs and remediation costs over the estimated remaining useful life of the related facilities, not to exceed 20 years. Monsanto spent $14 million in 1995 for remediation of these facilities and has an accrued liability of $49 million as of Dec. 31, 1995, for these sites. Uncertainties related to these costs are evolving government regulations, the method and extent of remediation, and future changes in technology. Monsanto's estimated closure costs for these facilities are approximately $120 million.
     While the ultimate costs and results of remediation of contaminated sites cannot be predicted with certainty, Monsanto's liquidity, financial position and profitability are not expected to be materially affected.

Common Stock
Purchase Program
Suspended for 1995

     The company has temporarily suspended the purchase of Monsanto common stock until the Kelco acquisition debt can be reduced to an appropriate level. As part of an ongoing treasury stock purchase program, Monsanto's board of directors authorized in October 1992 the purchase of 12 million shares of Monsanto common stock, of which 3.4 million shares have been purchased. This authority is in addition to the normal repurchase of shares for compensation and benefits programs. There were no shares of Monsanto common stock purchased in 1995 under this program.

Dividend Increases for
23rd Consecutive Year

     Monsanto has paid quarterly dividends on its common shares without interruption or reduction since 1928, and it has increased the dividend per share in each of the past 23 years. Dividend payout for 1995 was 37 percent of cash provided by operations. Monsanto's dividend policy reflects a desired long-term payout percentage based on Monsanto's expectations of future growth and profitability levels. In any given year, additional consideration is given to expected financial position and results, acquisitions, working and fixed capital needs, scheduled debt repayments, and economic conditions, including inflation.
     Monsanto's common stock is traded principally on the New York Stock Exchange. The number of shareowners of record as of Feb. 23, 1996, was 50,260. The high and low common stock prices on that date were $138 and $135-1/2, respectively.

[DIVIDENDS PER SHARE GRAPH]

^ Monsanto's dividend per share on a calendar year basis has increased 120 percent since 1985. The dividend payout rate, which is cash dividends paid divided by net income, was 41 percent, 46 percent and 56 percent in 1995, 1994 and 1993, respectively. The dividend yield, which is dividends per share for the year divided by the average of the high and low common stock prices for the year, was 3 percent, 3 percent and 4 percent in 1995, 1994 and 1993, respectively.

                                                1995 Monsanto Annual Report  49

Statement of Consolidated Shareowners' Equity

(Dollars in millions, except per share)                          1995           1994           1993
-----------------------------------------------------------------------------------------------------
COMMON STOCK:
-----------------------------------------------------------------------------------------------------
Balance, Jan. 1 and Dec. 31                                   $   329        $   329        $   329
-----------------------------------------------------------------------------------------------------
ADDITIONAL CONTRIBUTED CAPITAL:
Balance, Jan. 1                                               $   849        $   826        $   820
Employee stock plans                                               53             23              6
-----------------------------------------------------------------------------------------------------
Balance, Dec. 31                                              $   902        $   849        $   826
-----------------------------------------------------------------------------------------------------
TREASURY STOCK:
Balance, Jan. 1                                               $(2,744)       $(2,348)       $(2,029)
Shares purchased (6,170,016 and 5,795,600 shares in 1994
  and 1993, respectively)                                                       (478)          (380)
Net shares issued under employee stock plans
  (3,935,132; 1,729,530; and 1,306,882 shares in 1995,
  1994 and 1993, respectively)                                    194             82             61
-----------------------------------------------------------------------------------------------------
Balance, Dec. 31                                              $(2,550)       $(2,744)       $(2,348)
-----------------------------------------------------------------------------------------------------
RESERVE FOR ESOP DEBT RETIREMENT:<F1>
Balance, Jan. 1                                               $  (199)       $  (218)       $  (233)
Allocation of ESOP shares                                          18             19             15
-----------------------------------------------------------------------------------------------------
Balance, Dec. 31                                              $  (181)       $  (199)       $  (218)
-----------------------------------------------------------------------------------------------------
UNREALIZED INVESTMENT HOLDING GAIN:
Balance, Jan. 1                                               $    19        $    15
Net change in market value                                         15              4
-----------------------------------------------------------------------------------------------------
Balance, Dec. 31                                              $    34        $    19
-----------------------------------------------------------------------------------------------------
ACCUMULATED CURRENCY ADJUSTMENT:
Balance, Jan. 1                                               $    33        $   (59)       $    15
Translation adjustments                                            68             92            (74)
-----------------------------------------------------------------------------------------------------
Balance, Dec. 31                                              $   101        $    33        $   (59)
-----------------------------------------------------------------------------------------------------
REINVESTED EARNINGS:
Balance, Jan. 1                                               $ 4,661        $ 4,325        $ 4,103
Net income                                                        739            622            494
Dividends (net of ESOP tax benefits)                             (303)          (286)          (272)
-----------------------------------------------------------------------------------------------------
Balance, Dec. 31                                              $ 5,097        $ 4,661        $ 4,325
-----------------------------------------------------------------------------------------------------
The above statement should be read in conjunction with pages 51-63 of this report.

<F1>)ESOP stands for Employee Stock Ownership Plan.

Key Financial Statistics                                                         1995           1994           1993
--------------------------------------------------------------------------------------------------------------------
Stock Price <F2>                                                 High        $124 3/4       $ 86 1/2          $ 75
                                                                  Low          68 1/4         66 1/2            48 7/8
                                                             Year-End         122 1/2         70 1/2            73 3/8
-----------------------------------------------------------------------------------------------------------------------
Per Share                                                   Dividends        2.70           2.47              2.30
                                                  Shareowners' Equity       32.32          26.43             24.62
-----------------------------------------------------------------------------------------------------------------------
Average Daily Share Trading Volume (thousands of shares)                      342            376               335
-----------------------------------------------------------------------------------------------------------------------

<F2>Based on daily reported high and low stock prices.

50  1995 Monsanto Annual Report

Notes to Financial Statements

Significant Accounting
Policies

     Monsanto's significant accounting policies are italicized in the following Notes to Financial Statements. Previously reported amounts have been reclassified to make them consistent with the 1995 presentation.

Basis of Consolidation

     The consolidated financial statements include the company and its majority-owned subsidiaries. Intercompany transactions have been eliminated in consolidation. Other companies in which Monsanto has a significant ownership interest (generally greater than 20 percent) are included in "Investments in Affiliates" in the Statement of Consolidated Financial Position. Monsanto's share of these companies' net earnings or losses is included in "Other income (expense) -- net" in the Statement of Consolidated Income.

Currency Translation

     The financial statements for most of Monsanto's ex-U.S. entities are translated into U.S. dollars at current exchange rates. Unrealized currency adjustments in the Statement of Consolidated Financial Position are accumulated in shareowners' equity. The financial statements of ex-U.S. entities that operate in hyperinflationary economies, principally Brazil, are translated at either current or historical exchange rates, as appropriate. These currency adjustments are included in net income.
     Major currencies are the U.S. dollar, British pound sterling, Belgian franc and Japanese yen. Other important currencies include the Brazilian real, Canadian dollar, French franc, German mark and Italian lira. Currency restrictions are not expected to have a significant effect on Monsanto's cash flow, liquidity or capital resources.
     Currency option contracts are purchased to manage currency exposure for anticipated transactions (for example, expected export sales in the following year denominated in foreign currencies). Currency option and forward contracts are used to manage other currency exposures, primarily for receivables and payables denominated in currencies other than the entity's currency. This hedging activity is intended to protect the company from adverse fluctuations in foreign currencies vs. the U.S. dollar.
     As of Dec. 31, 1995, Monsanto had currency forward contracts to purchase $247 million and to sell $268 million of other currencies, principally the Belgian franc, Japanese yen, French franc and British pound sterling. There were no purchased currency option contracts outstanding as of Dec. 31, 1995. Gains and losses on contracts that are designated and effective as hedges are deferred and are included in the recorded value of the transaction being hedged. Net deferred hedging losses as of Dec. 31, 1995, were not material. Gains and losses on other currency forward and option contracts are included in net income immediately. Monsanto is subject to loss if the counterparties to these contracts do not perform.

Restructuring and
Other Actions

     In December 1995, the board of directors approved a restructuring plan. The pretax charge associated with these actions was $169 million ($125 million aftertax) and is intended to cover the costs of work force reductions, business consolidations, facility closures, and the exit from nonstrategic businesses and facilities. Approximately 550 positions are expected to be eliminated by these actions.
     The other actions taken in 1995 were associated with the formation of the Flexsys joint venture, which is discussed in "Principal Acquisitions and Divestitures." The venture partners, Monsanto and Akzo Nobel N.V., agreed to bear the one-time costs required to integrate their respective rubber chemicals businesses into the joint venture. For Monsanto, these integration costs, which totaled $40 million pretax ($25 million aftertax), were primarily for the cost of reducing the work force by approximately 120 people and for special termination benefits for approximately 300 people transferring from Monsanto to the joint venture. The charge for these actions was recorded in the first quarter of 1995.


                                                1995 Monsanto Annual Report  51

Notes to Financial Statements

     Other items that affected results of operations in 1995 included the receipt in the first and third quarters of settlement payments from various insurers related to environmental and other insurance litigation. The combined effect of these settlements totaled $92 million pretax ($57 million aftertax). In addition, Monsanto settled a lawsuit related to a Superfund site in La Marque, Texas. The suit was brought by IT Corporation (IT), a subsidiary of International Technology Corp., and claimed, among other things, breach of a contract calling for IT to perform incineration and remediation work at the site. Monsanto settled the suit by paying $41 million pretax ($25 million aftertax), and recorded the payment in the third quarter of 1995. The company also recorded approximately $20 million in favorable pretax adjustments ($13 million aftertax) under certain sales rebate programs in the United States for product sales made in prior years.
     In December 1994, the board of directors approved a plan to eliminate redundant staff activities across the company and to consolidate certain staff and administrative business functions. The plan, which was substantially completed by the end of 1995, reduced worldwide employment by approximately 450 people. In addition, the company closed certain facilities and terminated certain programs. The pretax expense related to these actions was $89 million ($55 million aftertax). In the fourth quarter of 1994, the board approved the reversal of $49 million pretax of excess restructuring reserves from prior years. The excess was due primarily to higher-than-expected proceeds and lower-than-expected exit costs from the sale and shutdown of nonstrategic businesses and facilities included in the 1993 and 1992 restructuring actions.
     In September 1994, Monsanto received $67 million from the U.S. Internal Revenue Service in settlement of certain tax matters related to the 1985 acquisition of Searle. This settlement included interest of $33 million pretax ($21 million aftertax), recorded as a one-time gain. Most of the remainder of the proceeds reduced the balance of unamortized goodwill related to the Searle acquisition.
     In December 1993, the board of directors approved a small reserve to cover the sale of or exit from some nonstrategic products, the withdrawal from the pyridine research program in the Agricultural Products segment, and the consolidation of some manufacturing capacity. The net pretax expense related to these actions was $5 million ($7 million aftertax) and principally affected Agricultural Products and Chemicals.
     In the first quarter of 1993, Monsanto recognized a $35 million pretax gain resulting from reimbursement from insurance companies of various costs associated with damage in January 1992 to a manufacturing unit that produces a key raw material for Roundup(R) herbicide. These costs had been expensed in 1992 pending resolution of the claim.

     The components of the pretax expense (income) related to the restructuring programs and the other actions were:

                                                  1995           1994           1993
-------------------------------------------------------------------------------------
Cost of employee reductions                      $  62           $ 68           $  5
Shutdown and consolidation
  of various facilities and
  departments                                      107            (25)            51
Glyphosate plant damage
  settlement                                                                     (35)
Insurance-related settlement
  (income)                                         (92)
Litigation settlement                               41
Joint venture integration costs                     40
Other costs (income)                               (20)           (22)            47
Gains on business sales                           (189)           (14)           (98)
-------------------------------------------------------------------------------------
Total                                            $ (51)          $  7           $(30)
-------------------------------------------------------------------------------------

     Restructuring expenses are recorded based on estimates prepared at the time the restructuring actions are approved by the board of directors. The balance in restructuring reserves as of Dec. 31, 1995, was $275 million. It is earmarked primarily for work force reduction costs associated with the 1995 actions and for the planned facility dismantling and site closure costs that remain from previous restructurings. Management believes that the balance of these reserves as of Dec. 31, 1995, is adequate for completion of those activities. Restructuring actions during the last four years have reduced these liabilities by approximately $1.3 billion. Approximately two-thirds of these reductions were recorded for write-offs and expenditures related to the termination or sale


52  1995 Monsanto Annual Report

Notes to Financial Statements


of nonstrategic products and facilities. The remainder of the reductions were primarily related to the cost of work force reduction programs, most of which have been completed.

     The pretax expenses (income) related to the restructuring programs and the other unusual items were recorded in the Statement of Consolidated Income in the following categories:

                                                  1995           1994           1993
-------------------------------------------------------------------------------------
Net sales                                        $ (20)
Cost of goods sold                                 (11)                         $(35)
Restructuring expenses -- net                      156           $ 40              5
-------------------------------------------------------------------------------------
Decrease (increase) in
  operating income                                 125             40            (30)
Interest income                                                   (33)
Gain on sale of styrenics
  plastics business                               (189)
Other expense<F1>                                   13
-------------------------------------------------------------------------------------
Total decrease (increase)
  in income before
  income taxes                                   $ (51)          $  7           $(30)
-------------------------------------------------------------------------------------

<F1>Monsanto's share of 1995 restructuring actions undertaken by the Flexsys joint venture.

     Net income increased by $11 million, or $0.09 per share, in 1995; was reduced by $1 million, or $0.01 per share, in 1994; and increased by $15 million, or $0.12 per share, in 1993 because of these restructurings and unusual items. In 1993, net sales of $208 million and operating income of $1 million for divested businesses were included in Monsanto's net sales and operating income.

Principal Acquisitions
and Divestitures

     In February 1996, Monsanto and DeKalb Genetics Corp. agreed to a long-term research and development collaboration in agricultural biotechnology. In addition, Monsanto will acquire a significant equity position in DeKalb for approximately $160 million.
     In December 1995, Monsanto sold its worldwide styrenics plastics business. In a separate but related transaction, Monsanto has reached an agreement to sell its shares in Monsanto Premier Kasei Co. Ltd., a styrenics plastics manufacturing joint venture in Thailand, to one of its joint venture partners. As a result of these transactions, Monsanto received $580 million, which resulted in an after-tax gain of $116 million (net of applicable income taxes of $73 million). Monsanto's results of operations for 1995 included net sales and operating income of $663 million and $12 million, respectively, from the styrenics plastics business.
     In September 1995, Searle acquired the women's health care assets, primarily product rights, of the former Syntex Corp., a subsidiary of Roche Holding Ltd., for approximately $240 million. The results of operations for the acquired product rights were included in the Statement of Consolidated Income from the date of acquisition. The product rights are being amortized over 10 years.
     In June 1995, Monsanto announced that it had signed a letter of intent to acquire a 49.9 percent interest in Calgene Inc. for approximately $30 million in cash, certain intellectual property, and 100 percent of the partnership interests in Gargiulo L.P. and Gargiulo G.P. In addition, Monsanto will provide long-term credit facilities for the general business needs of Calgene and Gargiulo. The Calgene transaction is subject to the approval of the shareowners of Calgene and is anticipated to close in early 1996.
     In February 1995, Monsanto completed its acquisition of the worldwide business of Kelco, the specialty chemicals division of Merck & Co. Inc., for approximately $1,062 million. The acquisition included total assets with a fair value of $1,172 million and liabilities of $110 million. The excess of the purchase price over the estimated fair value of the net assets acquired is being amortized over 30 years. The financial results of the Kelco business were included in the Statement of Consolidated Income from the date of acquisition. On a pro forma basis, results of operations for the years ended Dec. 31, 1994 and 1993 would not have been significantly different assuming the acquisition had occurred as of the beginning of those years.
     In December 1994, Monsanto and Akzo Nobel N.V. agreed to form a 50-50 joint venture by combining their respective rubber chemicals businesses. On May 1, 1995, the joint venture, known as Flexsys L.P., began operations and is accounted for as an equity affiliate. Accordingly, Monsanto's share of Flexsys' earnings after that date was reflected in "Other income (expense) -- net" in the Statement of Consolidated Income. Certain integration costs were incurred by Monsanto upon the formation of the joint venture and are more fully described in "Restructuring and Other Actions."


                                                1995 Monsanto Annual Report  53

Notes to Financial Statements


     In May 1993, Monsanto purchased the assets, including a seasonally high amount of working capital, of the Ortho Consumer Products Division of Chevron Chemical Co. for $412 million. The acquisition included total assets with a fair value of $327 million and liabilities of $51 million. The financial results of the Ortho business were included in the Statement of Consolidated Income from the date of acquisition.

Depreciation and
Amortization

                                                  1995           1994           1993
-------------------------------------------------------------------------------------
Depreciation                                      $459           $442           $469
Amortization of
  intangible assets                                119             81             81
Obsolescence                                        20             38             22
-------------------------------------------------------------------------------------
Total                                             $598           $561           $572
-------------------------------------------------------------------------------------

     Property, plant and equipment is recorded at cost. The cost of plant and equipment is depreciated over weighted average periods of 18 years for buildings and 10 years for machinery and equipment, by the straight-line method.

     Intangible assets are recorded at cost less accumulated amortization. The components of intangible assets and their estimated remaining useful lives were:

                                                 Estimated
                                             Remaining Life<F1>          1995           1994
---------------------------------------------------------------------------------------------
Goodwill                                            27                 $1,370         $  776
Patents                                              8                     81             48
Other intangible assets                             13                    513            310
---------------------------------------------------------------------------------------------
Total                                                                  $1,964         $1,134
---------------------------------------------------------------------------------------------

<F1>Weighted average, in years, as of Dec. 31, 1995.

     Goodwill and other intangible assets increased in 1995, primarily because of the acquisition of Kelco and the acquisition of certain product rights.
     Goodwill is the cost of acquired businesses in excess of the fair value of their identifiable net assets and is amortized over the estimated periods of benefit (5 to 40 years). Patents obtained in a business acquisition are recorded at the present value of estimated future cash flows resulting from patent ownership. The cost of patents is amortized over their legal lives. The cost of other intangible assets (principally product rights and trademarks) is amortized over their estimated useful lives.
     Impairment tests of long-lived assets are made when conditions indicate a possible loss. Such impairment tests are based on a comparison of undiscounted cash flows to the recorded value of the asset. If an impairment is indicated, the asset value is written down to its discounted cash value, using an appropriate discount rate.

Investments

     Certain investments, primarily equity securities, are recorded at their market values. When a decline in market value is deemed other than temporary, the reduction to the investment in a security is charged to expense. As of Dec.
31, these equity securities were detailed as follows:

                                                                 1995           1994
-------------------------------------------------------------------------------------
Aggregate fair value                                             $163           $140
Gross unrealized holding:
  Gains                                                            63             44
  Losses                                                            7              8
-------------------------------------------------------------------------------------

     Debt securities held are recorded at amortized cost, because the company has the ability and intent to hold these securities to their maturity date. Most of these securities mature in less than five years. As of Dec. 31, 1995 and 1994, the total amortized cost of these securities was $272 million and $247 million, respectively.

Inventory Valuation

     Inventories are stated at cost or market, whichever is less. Actual cost is used to value raw materials and supplies. Standard cost, which approximates actual cost, is used to value finished goods and goods in process. Standard cost includes direct labor and raw materials, and manufacturing overhead based on practical capacity. The cost of certain inventories (66 percent as of Dec. 31, 1995) is determined by using the last-in, first-out (LIFO) method, which generally reflects the effects of inflation or deflation on cost of goods sold sooner than other inventory cost methods. The cost of other inventories generally is determined by using the first-in, first-out (FIFO) method.


54  1995 Monsanto Annual Report

Notes to Financial Statements

     The components of inventories were:

                                                                 1995           1994
-------------------------------------------------------------------------------------
Finished goods                                                 $  874         $  751
Goods in process                                                  305            285
Raw materials and supplies                                        434            459
-------------------------------------------------------------------------------------
Inventories, at FIFO cost                                       1,613          1,495
Excess of FIFO over LIFO cost                                    (245)          (283)
-------------------------------------------------------------------------------------
Total                                                          $1,368         $1,212
-------------------------------------------------------------------------------------

     Inventories at FIFO cost approximate current cost. The effect of LIFO inventory liquidations increased pretax income by $24 million in 1995, related to the sale of the styrenics plastics business, and by $15 million in 1994. The effect of the 1995 liquidations is included in the gain on the sale of the styrenics plastics business.

Income Taxes

     The components of income before income taxes were:

                                                  1995           1994           1993
-------------------------------------------------------------------------------------
United States                                   $  760           $447           $547
Outside United States                              327            448            182
-------------------------------------------------------------------------------------
Total                                           $1,087           $895           $729
-------------------------------------------------------------------------------------

     The components of income tax expense charged to operations were:

                                                  1995           1994           1993
-------------------------------------------------------------------------------------
Current:
  U.S. federal                                  $  288           $118           $113
  U.S. state                                        19             17             12
  Outside United States                            121             94             56
-------------------------------------------------------------------------------------
                                                   428            229            181
-------------------------------------------------------------------------------------
Deferred:
  U.S. federal                                     (80)             2             35
  U.S. state                                         9              3              8
  Outside United States                             (9)            39             11
-------------------------------------------------------------------------------------
                                                   (80)            44             54
-------------------------------------------------------------------------------------
Total                                           $  348           $273           $235
-------------------------------------------------------------------------------------

     Factors causing Monsanto's effective tax rate to differ from the U.S.
federal statutory rate were:

                                                  1995           1994           1993
-------------------------------------------------------------------------------------
U.S. federal statutory rate                         35%            35%            35%
Benefits attributable to:
  U.S. export earnings                              (2)            (1)            (2)
  Puerto Rican operations                           (2)            (2)            (1)
Higher (lower) ex-U.S. rates                        --             --             (3)
Nondeductible goodwill                               1              1              1
Valuation allowances                                 1             (1)             5
Effect of U.S. tax rate change                      --             --             (2)
U.S. state income taxes                              2              1              2
Other                                               (3)            (2)            (3)
-------------------------------------------------------------------------------------
Effective income tax rate                           32%            31%            32%
-------------------------------------------------------------------------------------

     Deferred income tax balances were related to:

                                                         1995                          1994
------------------------------------------------------------------------------------------------------
                                                 Asset         Liability       Asset         Liability
------------------------------------------------------------------------------------------------------
Property                                         $(388)           $39          $(383)           $40
Postretirement benefits                            508              7            475              8
Restructuring reserves                             130             (3)            69             (3)
Environmental liabilities                           65                            69
Inventory                                           38                            35
Other                                              312             42            212             20
Valuation allowances                               (90)                          (85)
------------------------------------------------------------------------------------------------------
Total                                            $ 575            $85          $ 392            $65
------------------------------------------------------------------------------------------------------

     Income taxes and remittance taxes have not been recorded on $920 million in undistributed earnings of subsidiaries, either because any taxes on dividends would be offset substantially by foreign tax credits or because Monsanto intends to reinvest those earnings indefinitely. If such earnings were paid as dividends, the estimated U.S. income tax would be $111 million.



                                                1995 Monsanto Annual Report  55

Notes to Financial Statements

Short-Term Debt and
Credit Arrangements

     Short-term debt was:

                                                                 1995           1994
-------------------------------------------------------------------------------------
Notes payable to banks                                           $ 61           $ 79
Commercial paper                                                   93             75
Bank overdrafts                                                   113             77
Current portion of long-term debt                                  98             81
-------------------------------------------------------------------------------------
Total                                                            $365           $312
-------------------------------------------------------------------------------------
Weighted average interest rates
  of notes payable as of Dec. 31:
   Banks<F1>                                                      7.0%           5.1%
   Commercial paper                                               5.8%           6.0%
-------------------------------------------------------------------------------------

<F1>Includes the effect of notes in certain countries where local inflation results in high interest rates.

     Monsanto had aggregate short-term loan facilities of $262 million, under which loans totaling $61 million were outstanding as of Dec. 31, 1995. Interest on these loans is related to various bank rates. Monsanto's 364-day $450 million credit facility expired on Feb. 1, 1996, and was not renewed. On Feb. 13, 1996, Monsanto amended its existing $750 million credit facility. The amended facility was increased to $1 billion and expires in the year 2001. The company may request that lenders increase their commitments up to an aggregate $1.6 billion. There were no borrowings under the previous facilities as of Dec. 31, 1995. The amended credit facility is used to support the issuance of commercial paper. The company anticipates that interest on amounts borrowed under this agreement will be at money market rates. Covenants under this credit facility restrict maximum borrowings. The company does not anticipate that future borrowings will be limited by the terms of this agreement.

Long-Term Debt

     Long-term debt (exclusive of current maturities) was:

                                                                 1995           1994
-------------------------------------------------------------------------------------
Industrial revenue bond obligations,
  average rate in 1995 of 5.4%,
  due 1997 to 2028                                             $  335         $  347
Medium-term notes, rates in 1995
  ranging from 8.4% to 9%, due
  1997 to 2005                                                    185            200
Commercial paper<F1>                                              425            181
6% notes due 2000                                                 150            150
7.09% and 8.13% amortizing ESOP
  notes and debentures due 2000 and
  2006, guaranteed by the company                                 150            160
8-7/8% debentures due 2009                                         99             99
8.7% debentures due 2021                                          100            100
8.2% debentures due 2025                                          150
Other                                                              73            168
-------------------------------------------------------------------------------------
Total                                                          $1,667         $1,405
-------------------------------------------------------------------------------------

<F1>$150 million swapped to an effective rate of 8.6 percent through
    February 1996.

     Maturities and sinking fund requirements on long-term debt are $98 million in 1996, $72 million in 1997, $72 million in 1998, $74 million in 1999, and $207 million in 2000.
     Commercial paper balances of $425 million and $181 million as of Dec. 31, 1995 and 1994, respectively, have been classified as long-term debt. Monsanto has the ability and intent to renew these obligations beyond 1996.
     Interest-rate swap agreements are used to reduce interest rate risks and to manage interest expense. By entering into these agreements, the company changes the fixed/variable interest rate mix of its debt portfolio. As of Dec. 31, 1995, Monsanto was party to interest-rate swap agreements with an aggregate notional principal amount of $371 million related to existing debt. The agreements effectively convert floating-rate debt into fixed-rate debt. This reduces the company's risk of incurring higher interest costs in periods of rising interest rates. Monsanto is subject to loss if the counterparties to these agreements do not perform. Interest differentials to be paid or received because of swap agreements are accrued as interest rates change over the related debt period.


56  1995 Monsanto Annual Report

Notes to Financial Statements

Fair Values Of Financial
Instruments

     The estimated fair values of Monsanto's financial instruments were:

                                                        1995                           1994
----------------------------------------------------------------------------------------------------
                                                Recorded         Fair         Recorded         Fair
                                                 Amount         Value          Amount         Value
----------------------------------------------------------------------------------------------------
Assets:
Investments in
  securities and
  other assets                                    $378           $433           $409           $400
Foreign currency
  option contracts                                                                 7              5

Liabilities:
Currency swaps                                       1              4              2              9
Interest-rate swaps                                  5             19              1             17
Long-term debt                                   1,667          1,781          1,405          1,408
----------------------------------------------------------------------------------------------------

     The recorded amounts of cash, trade receivables, discounted receivables, third-party guarantees, foreign currency forward contracts, accounts payable, and short-term debt approximate their fair values.
     Fair values are estimated by the use of quoted market prices, estimates obtained from brokers, and other appropriate valuation techniques based on information available as of Dec. 31, 1995. The fair-value estimates do not necessarily reflect the values Monsanto could realize in the current market.

Postretirement
Benefits -- Pensions

     Most Monsanto employees are covered by noncontributory pension plans. The components of pension cost (income) were:

                                                  1995           1994           1993
-------------------------------------------------------------------------------------
Service cost for benefits
  earned during the year                         $  70          $  75          $  75
Interest cost on benefit
  obligation                                       291            269            285
Assumed return on
  plan assets<F1>                                 (326)          (317)          (342)
Amortization of
  unrecognized net gain                            (25)           (12)           (26)
-------------------------------------------------------------------------------------
Total                                            $  10          $  15          $  (8)
-------------------------------------------------------------------------------------

<F1>Actual returns (losses) on plan assets were $671 million, $(142) million and
    $550 million in 1995, 1994 and 1993, respectively.

     Pension benefits are based on the employee's years of service and/or compensation level. Pension plans are funded in accordance with Monsanto's long-range projections of the plans' financial conditions. These projections take into account benefits earned and expected to be earned, anticipated returns on pension plan assets, and income tax and other regulations.

     Pension costs are determined through the use of the preceding year-end rate assumptions. Assumptions used as of Dec. 31 for the principal plans were:

                                                  1995           1994           1993
-------------------------------------------------------------------------------------
Discount rate                                     7.25%          8.50%          7.25%
Assumed long-term rate
  of return on plan assets                        9.50%          9.50%          9.50%
Annual rates of salary increase
  (for plans that base benefits
  on final compensation level)                    4.50%          5.00%          4.25%
-------------------------------------------------------------------------------------

     The funded status of Monsanto's pension plans at year-end was:

                                                                 1995           1994
-------------------------------------------------------------------------------------
Plan assets at fair value                                      $3,690         $3,358
-------------------------------------------------------------------------------------
Actuarial present value
  of plan benefits:
   Vested                                                      $3,457         $2,913
   Nonvested                                                      145            130
-------------------------------------------------------------------------------------
Accumulated benefit obligation                                  3,602          3,043
Effect of projected future
  salary increases                                                385            360
-------------------------------------------------------------------------------------
Projected benefit obligation<F1>                               $3,987         $3,403
-------------------------------------------------------------------------------------
Deficiency of plan assets
  over projected benefit obligation                            $ (297)        $  (45)
Less:
  Unrecognized initial net gain                                   119            121
  Unrecognized prior service costs                               (192)          (202)
  Unrecognized subsequent
    net gain (loss)                                                (5)           206
-------------------------------------------------------------------------------------
Accrued net pension liability<F2>                              $  219         $  170
-------------------------------------------------------------------------------------

<F1>Includes $204 million and $146 million, respectively, for unfunded plans.

<F2>Includes $152 million and $126 million, respectively, for unfunded plans.

     The accrued net pension liability was included in:

Postretirement liabilities                                       $277           $225
Less other assets                                                 (58)           (55)
-------------------------------------------------------------------------------------
Accrued net pension liability                                    $219           $170
-------------------------------------------------------------------------------------


                                                1995 Monsanto Annual Report  57

Notes to Financial Statements

     Included in the preceding table are plan assets and projected benefit obligations for the principal U.S. plans of approximately $3,263 million and $3,348 million, respectively, as of Dec. 31, 1995. The assumptions used to compute the funded status of the principal U.S. plans were changed as of Dec. 31, 1995. These changes in assumptions resulted in an increase of approximately $367 million in the projected benefit obligation.
     Plan assets consist principally of common stocks and U.S. government and corporate obligations. Contributions to these plans were neither required nor made in 1995, 1994 and 1993 because the company's principal pension plans are adequately funded, using assumed returns.

Postretirement
Benefits -- Health Care
and Other

     Monsanto provides certain health care and life insurance benefits for retired employees. Substantially all of Monsanto's regular, full-time U.S. employees and certain employees in other countries may become eligible for these benefits if they reach retirement age while employed by Monsanto. These postretirement benefits are unfunded and are generally based on the employee's years of service and/or compensation level. The costs of postretirement benefits are accrued by the date the employees become eligible for the benefits.

     The components of the cost of these postretirement benefits, principally health care and life insurance, were:

                                                  1995           1994           1993
-------------------------------------------------------------------------------------
Service cost for benefits
  earned during the year                          $ 21           $ 23           $ 24
Interest cost on benefit
  obligation                                        94             87             92
Amortization of unrecog-
  nized net (gain) loss                             (2)             7             --
-------------------------------------------------------------------------------------
Total                                             $113           $117           $116
-------------------------------------------------------------------------------------

     Postretirement costs are determined by using the preceding year-end rate assumptions. Assumptions used as of Dec. 31 for the principal plans were:

                                                 1995           1994           1993
------------------------------------------------------------------------------------
Discount rate                                    7.25%          8.50%          7.25%
Initial trend rate for
  health care costs<F1>                          9.00%         11.50%         12.00%
Ultimate trend rate for
  health care costs                              5.00%          5.50%          5.00%
------------------------------------------------------------------------------------

<F1>The initial trend rate for health care costs declines by 1 percent per year to 5 percent for years after the year 2000.

     A 1 percent increase in the assumed trend rate for health care costs would have increased the cost of 1995 postretirement health care benefits by $4 million and the accumulated benefit obligation by $44 million as of Dec. 31, 1995.

     As of Dec. 31, the status of Monsanto's postretirement health care and life insurance benefit plans, and employee disability benefit plans was:

                                                                 1995           1994
-------------------------------------------------------------------------------------
Accumulated benefit obligation:
  Retirees                                                     $1,006         $  869
  Eligible active employees                                        52             55
  Other active employees                                          213            214
-------------------------------------------------------------------------------------
Total                                                          $1,271         $1,138
-------------------------------------------------------------------------------------
  Unrecognized benefits
    from prior service                                             34             43
  Unrecognized subsequent
    net gain (loss)                                               (81)            17
-------------------------------------------------------------------------------------
Accrued liability                                              $1,224         $1,198
-------------------------------------------------------------------------------------

     The accrued liability was included in:

Miscellaneous accruals                                         $   86         $   82
Postretirement liabilities                                      1,138          1,116
-------------------------------------------------------------------------------------
Accrued liability                                              $1,224         $1,198
-------------------------------------------------------------------------------------

     The assumptions used to compute the accumulated benefit obligation of the principal plans were changed as of Dec. 31, 1995, resulting in an increase of approximately $100 million in the obligation.


58  1995 Monsanto Annual Report

Notes to Financial Statements

Employee
Savings Plans

     For some employee savings plans, employee contributions are matched in part by Monsanto. Matching contributions charged to expense for such plans were $30 million in 1995, $30 million in 1994, and $31 million in 1993.
     Monsanto has established an Employee Stock Ownership Plan (ESOP), which holds 3.7 million shares of Monsanto common stock as of Dec. 31, 1995. The ESOP acquired shares by using proceeds from the issuance of long-term notes and debentures that are guaranteed by Monsanto. The ESOP also borrowed $50 million from Monsanto. Dividends on the common stock owned by the ESOP are being used to repay the ESOP borrowings. A portion of the ESOP shares is allocated each year to employee savings accounts as matching contributions. In 1995, 301,036 shares were allocated to participants under the plan, leaving 2,675,119 unallocated shares as of Dec. 31, 1995. Unallocated shares held by the ESOP are considered outstanding for earnings per share calculations. Compensation expense is equal to the cost of the shares allocated to participants, less dividends paid on the shares held by the ESOP. ESOP borrowings totaled $187 million as of Dec. 31, 1995.

                                                  1995           1994           1993
-------------------------------------------------------------------------------------
Total ESOP expense                                 $26            $29            $25
Interest portion of total
  ESOP expense                                      16             17             18
Cash contribution                                   18             19             20
Dividends paid on ESOP
  shares held                                       10              9              9
-------------------------------------------------------------------------------------

Stock Option Plans

     Key officers and employees have been granted Monsanto stock options under the company's 1994 Management Incentive Plans, the Searle Monsanto Stock Option
Plan (Searle Plan), and the NutraSweet/Monsanto Stock Plan (NutraSweet Plan).
Information about the status of such stock options is presented below:

                                                                  Outstanding
                                                           --------------------------
                                            Exercisable                  Exercise
                                              Shares         Shares   Price per Share
-------------------------------------------------------------------------------------
Dec. 31, 1992                                5,140,969     10,142,705  $21.31-$74.25
-------------------------------------------------------------------------------------
1993:
  Granted                                                   4,710,999   51.19- 65.81
  Exercised                                                (1,253,869)  21.31- 68.13
  Expired                                                    (337,230)  41.13- 73.56
-------------------------------------------------------------------------------------
Dec. 31, 1993                                5,724,125     13,262,605   22.81- 74.25
-------------------------------------------------------------------------------------
1994:
  Granted                                                   2,579,294   69.44- 82.06
  Exercised                                                (1,821,245)  22.81- 74.25
  Expired                                                    (311,874)  38.94- 77.75
-------------------------------------------------------------------------------------
Dec. 31, 1994                                7,168,599     13,708,780   22.81- 82.06
-------------------------------------------------------------------------------------
1995:
  Granted                                                   1,455,745   69.88-103.31
  Exercised                                                (4,027,114)  22.81- 77.75
  Expired                                                     (83,549)  35.44- 78.81
-------------------------------------------------------------------------------------
Dec. 31, 1995                                9,076,758     11,053,862   33.28-103.31
-------------------------------------------------------------------------------------

     Under the 1994 Management Incentive Plans, the Searle Plan, and the NutraSweet Plan, 4,076,427 shares remain available for grant.
     In February 1994, Monsanto established a grantor trust and contributed 2.5 million shares of Monsanto common stock to be used to satisfy compensation and benefit arrangements and obligations, including issuance of shares upon the exercise of certain stock options. Shares held by the grantor trust are included in earnings per share calculations only after they are transferred to employees.

                                                1995 Monsanto Annual Report  59

Notes to Financial Statements

Earnings per Share

     Earnings per share were computed using the weighted average number of common shares and common share equivalents outstanding each year (116,127,872 in 1995; 116,984,960 in 1994; and 120,380,516 in 1993). Common share equivalents (2,678,265 in 1995; 2,399,245 in 1994; and 1,314,921 in 1993)
consist primarily of common stock issuable upon exercise of outstanding stock options. Earnings per share assuming full dilution were not significantly different from the primary amounts.

Capital Stock

     As of Dec. 31, 1995, there were 15,130,334 common shares reserved for employee stock options.
     In January 1990, the company's board of directors declared a dividend of one preferred stock purchase right on each then outstanding share of the company's common stock. If a person or group acquires beneficial ownership of 20 percent or more, or announces a tender offer that would result in beneficial ownership of 20 percent or more, of the company's outstanding common stock, the rights become exercisable and, as a result of a subsequent stock split, for every two rights held, the owner will be entitled to purchase one one-hundredth of a share of a new series of preferred stock for $450. If Monsanto is acquired in a business combination transaction while the rights are outstanding, for every two rights held, the holder will be entitled to purchase, for $450, common shares of the acquiring company having a market value of $900. In addition, if a person or group acquires beneficial ownership of 20 percent or more of the company's outstanding common stock, for every two rights held, the holder (other than such person or members of such group) will be entitled to purchase, for $450, a number of shares of the company's common stock having a market value of $900. Furthermore, at any time after a person or group acquires beneficial ownership of 20 percent or more (but less than 50 percent) of the company's outstanding common stock, the board of directors may, at its option, exchange part or all of the rights (other than rights held by the acquiring person or group) for shares of the company's common stock on a basis of one share for every two rights. At any time prior to the acquisition of such a 20 percent position, the company can redeem each right for $0.01. The board of directors is also authorized to reduce the aforementioned 20 percent thresholds to not less than 10 percent. The rights expire in the year 2000.

Commitments and
Contingencies

     Commitments, principally in connection with uncompleted additions to property, were approximately $107 million as of Dec. 31, 1995. Excluding the ESOP notes and debentures, Monsanto was contingently liable as a guarantor for bank loans and for discounted customers' receivables totaling approximately $388 million and $311 million as of Dec. 31, 1995 and 1994, respectively. Future minimum payments under noncancelable operating leases and unconditional inventory purchases are $121 million for 1996, $135 million for 1997, $110 million for 1998, $63 million for 1999, $20 million for 2000, and $69 million thereafter.

     The more significant concentrations in Monsanto's trade receivables at year-end were:

                                                                 1995           1994
-------------------------------------------------------------------------------------
U.S. agricultural product
  distributors                                                   $257           $295
European agricultural product
  distributors                                                    117            103
Pharmaceutical distributors
  worldwide                                                       357            287
Customers in the former
  Soviet Union                                                     21             40
-------------------------------------------------------------------------------------

     Management does not anticipate incurring losses on its trade receivables in excess of established allowances.
     Costs for remediation of contaminated sites are accrued in the accounting period in which the responsibility is established and when the cost is estimable. Monsanto's Statement of Consolidated Financial Position included accrued liabilities of $210 million and $207 million as of Dec. 31, 1995 and 1994, respectively, for the remediation of identified contaminated sites. Expenditures related to remediation activities were $74 million in 1995, $65 million in 1994, and $53 million in 1993.


60  1995 Monsanto Annual Report

Notes to Financial Statements

     Monsanto's future remediation expenses for contaminated sites are affected by a number of uncertainties, including, but not limited to, the method and extent of remediation, the percentage of material attributable to Monsanto at the sites relative to that attributable to other parties, and the financial capabilities of the other potentially responsible parties (PRPs). Because of the uncertainties associated with remediation activities, Monsanto's potential future expenses to remediate these sites could approximate an additional $30 million.
     Postclosure and remediation costs for contamination at operating locations are accrued over the estimated life of the facility as part of its anticipated closure cost. Monsanto's estimated closure costs for these facilities could reach approximately $120 million. Uncertainties related to these costs include evolving government standards, the method and extent of remediation, and future changes in technology.
     Monsanto is a party to a number of lawsuits and claims, which it is vigorously defending. Such matters arise out of the normal course of business and relate to product liability, government regulation including environmental issues, and other issues. Certain of the lawsuits and claims seek damages in very large amounts.
     While the results of litigation cannot be predicted with certainty, management believes, based upon the advice of company counsel, that the final outcome of such litigation will not have a material adverse effect on Monsanto's consolidated financial position, profitability or liquidity in any one year.

Supplemental Data

     Supplemental income statement data were:

                                                  1995           1994           1993
-------------------------------------------------------------------------------------
Raw material and
  energy costs                                  $2,265         $2,375         $2,258
Employee compensation
  and benefits                                   2,283          2,193          2,092
Current income and
  other taxes                                      681            477            442
Rent expense                                       133            124            129
-------------------------------------------------------------------------------------
Technological expenses:
  Research and development                         658            609            626
  Engineering, commercial
   development and patent                           55             65             69
-------------------------------------------------------------------------------------
Total technological expenses                       713            674            695
-------------------------------------------------------------------------------------
Interest expense:
  Total interest cost                              201            141            141
  Less capitalized interest                        (11)           (10)           (12)
-------------------------------------------------------------------------------------
Net interest expense                               190            131            129
-------------------------------------------------------------------------------------
Currency losses
  including equity in
  affiliates' currency gains
  and losses                                         9             23              6
-------------------------------------------------------------------------------------

Segment Information
     Certain segment data and geographic data for 1995, 1994 and 1993 that appear on pages 34 and 43 are integral parts of the accompanying financial statements. The company's principal product lines are discussed in the segment data.


                                                1995 Monsanto Annual Report  61

Notes to Financial Statements

Quarterly Data -- Unaudited

                                                                First         Second          Third         Fourth        Total
                                                              Quarter        Quarter        Quarter        Quarter         Year
-----------------------------------------------------------------------------------------------------------------------------------
Net Sales                                         1995         $2,318         $2,482         $2,048         $2,114       $8,962
                                                  1994          2,001          2,269          1,912          2,090        8,272
                                                  1993          1,941          2,230          1,849          1,882        7,902
-----------------------------------------------------------------------------------------------------------------------------------
Gross Profit                                      1995            994          1,124            868            867        3,853
                                                  1994            893          1,045            733            827        3,498
                                                  1993            835            959            768            776        3,338
-----------------------------------------------------------------------------------------------------------------------------------
Operating Income (Loss)                           1995            361            445            224            (45)         985
                                                  1994            319            397            131             76          923
                                                  1993            231            326            152            101          810
-----------------------------------------------------------------------------------------------------------------------------------
Net Income                                        1995            229            290            140             80          739
                                                  1994            194            258            116             54          622
                                                  1993            141            200             95             58          494
-----------------------------------------------------------------------------------------------------------------------------------
Earnings per Share                                1995           2.02           2.51           1.18           0.65         6.36
                                                  1994           1.63           2.19           0.99           0.51         5.32
                                                  1993           1.17           1.66           0.78           0.49         4.10
-----------------------------------------------------------------------------------------------------------------------------------
Dividends per Share                               1995           0.63           0.69           0.69           0.69         2.70
                                                  1994           0.58           0.63           0.63           0.63         2.47
                                                  1993           0.56           0.58           0.58           0.58         2.30
-----------------------------------------------------------------------------------------------------------------------------------

Common Stock Price
   1995                                           High            $80-5/8        $90-7/8       $104-1/8       $124-3/4     $124-3/4
                                                   Low             68-1/4         79             89             97-1/4       68-1/4
-----------------------------------------------------------------------------------------------------------------------------------
   1994                                           High             80-3/4         83-3/4         86-1/2         80-1/4       86-1/2
                                                   Low             72-3/8         73-5/8         74-1/2         66-1/2       66-1/2
-----------------------------------------------------------------------------------------------------------------------------------
   1993                                           High             57-5/8         60-1/8         66-1/4         75           75
                                                   Low             49-3/4         48-7/8         56-1/8         65-3/8       48-7/8
-----------------------------------------------------------------------------------------------------------------------------------


62  1995 Monsanto Annual Report

Notes to Financial Statements

     Historically, Monsanto's net income is higher during the first half of the year, primarily because of the concentration of generally more profitable sales of the Agricultural Products segment during that part of the year.
     Net income in the first quarter of 1995 included an aftertax gain of $25 million, or $0.22 per share, for insurance-related settlement payments and an aftertax charge of $25 million, or $0.22 per share, for integration costs related to the formation of the Flexsys joint venture.
     In the third quarter of 1995, net income included an aftertax gain of $32 million, or $0.28 per share, for the receipt of settlement payments related to environmental insurance litigation, and an aftertax charge of $25 million, or $0.22 per share, for the settlement of a lawsuit related to a Superfund site in La Marque, Texas. Third-quarter net income also included favorable adjustments of approximately $13 million aftertax, or $0.11 per share, related to certain sales rebate programs in the United States for product sales made in prior years.
     Net income for the fourth quarter of 1995 included an aftertax charge of $125 million, or $1.08 per share, for restructuring actions and an aftertax gain of $116 million, or $1.00 per share, resulting from the sale of the styrenics plastics business.
     In the third quarter of 1994, net income included an aftertax gain of $21 million, or $0.18 per share, for interest on the amount of the settlement of certain tax matters with the U.S. Internal Revenue Service related to the 1985 acquisition of Searle.
     Net income for the fourth quarter of 1994 included an aftertax expense of $55 million, or $0.47 per share, for a work force reduction plan approved by the board of directors and for costs to close or to exit from certain facilities and programs. Also included in the quarter was an aftertax gain of $33 million, or $0.28 per share, from the reversal of excess restructuring reserves from prior years.
     Net income in the first quarter of 1993 included a $22 million aftertax gain, or $0.18 per share, resulting from reimbursement from insurance companies of various costs associated with damage to a manufacturing site of a raw material for Roundup(R) herbicide. Costs associated with the damage had been expensed in 1992, pending resolution of the claim.
     The fourth quarter of 1993 included an aftertax expense of $7 million, or $0.06 per share, for a restructuring program and other actions approved by the board of directors.


                                                1995 Monsanto Annual Report  63

Financial Summary

(Dollars in millions, except per share)           1995<F1>       1994<F2>       1993<F3>       1992<F4>       1991<F5>      1990<F6>
------------------------------------------------------------------------------------------------------------------------------------
Operating Results
Net Sales                                      $ 8,962         $8,272         $7,902         $7,763         $7,936        $8,068
Gross Profit                                     3,853          3,498          3,338          3,053          3,417         3,281
  As a Percent of Net Sales                         43%            42%            42%            39%            43%           41%
Operating Income                                   985            923            810             58            475           808
  As a Percent of Net Sales                         11%            11%            10%             1%             6%           10%
Income (Loss) from Continuing Operations           739            622            494           (126)           238           486
  As a Percent of Net Sales                          8%             8%             6%            (2)%            3%            6%
Income from Discontinued Operations                                                             578             58            60
Cumulative Effect of Accounting Changes                                                        (540)
Net Income (Loss)                                  739            622            494            (88)           296           546
Return on Shareowners' Equity                     22.1%          21.4%          16.9%          (2.6)%          7.6%         13.6%
------------------------------------------------------------------------------------------------------------------------------------
Earnings per Share
Income (Loss) from Continuing Operations       $  6.36         $ 5.32         $ 4.10         $(1.01)        $ 1.87        $ 3.77
Net Income (Loss)                                 6.36           5.32           4.10          (0.71)          2.33          4.23
------------------------------------------------------------------------------------------------------------------------------------
Year-End Financial Position
Total Assets                                   $10,611         $8,891         $8,640         $9,085         $9,227        $9,236
Working Capital                                  1,493          1,448          1,377          1,512          1,536         1,323
-----------------------------------------------------------------------------------------------------------------------------------
Property, Plant and Equipment:
  Gross                                        $ 7,237         $7,555         $7,382         $7,602         $7,510        $7,226
  Net                                            2,832          2,817          2,802          3,005          3,191         3,316
------------------------------------------------------------------------------------------------------------------------------------
Long-Term Debt                                 $ 1,667         $1,405         $1,502         $1,423         $1,871        $1,645
Shareowners' Equity                              3,732          2,948          2,855          3,005          3,654         4,089
------------------------------------------------------------------------------------------------------------------------------------
Current Ratio                                      1.5            1.6            1.6            1.6            1.7           1.6
Percent of Total Debt to Total Capitalization       35%            37%            38%            36%            38%           35%
------------------------------------------------------------------------------------------------------------------------------------
Other Data
Property, Plant and Equipment Purchases        $   500         $  409         $  437         $  586         $  554        $  711
Depreciation and Amortization                      598            561            572            765            714           704
Interest Expense                                   190            131            129            169            166           176
Research and Development Expenses                  658            609            626            651            610           595
Income Taxes                                       348            273            235            (48)           116           230
Cash Provided by Continuing Operations             823          1,300          1,022            912          1,180         1,104
------------------------------------------------------------------------------------------------------------------------------------
Stock Price:
  High                                         $   124-3/4     $   86-1/2     $   75         $   71-1/4     $   76        $   60-1/8
  Low                                               68-1/4         66-1/2         48-7/8         49-3/4         46            38-3/4
  Year-End                                         122-1/2         70-1/2         73-3/8         57-5/8         67-7/8        48-1/4
Price/Earnings Ratio on Year-End Stock Price        19             13             18             --             29            11
------------------------------------------------------------------------------------------------------------------------------------
Five-Year Market Return to Shareowners<F7>         298%           139%           198%           147%           182%          144%
------------------------------------------------------------------------------------------------------------------------------------
Per Share:
  Dividends                                    $  2.70         $ 2.47         $ 2.30         $ 2.20         $2.045        $ 1.88
  Shareowners' Equity                            32.32          26.43          24.62          24.95          29.72         32.51
------------------------------------------------------------------------------------------------------------------------------------
Shareowners (year-end)                          50,745         53,694         56,601         60,074         60,152        62,230
------------------------------------------------------------------------------------------------------------------------------------
Shares Outstanding (year-end, in millions)         115            112            116            120            123           126
------------------------------------------------------------------------------------------------------------------------------------
Employees (year-end)                            28,514         29,354         30,019         33,797         39,281        41,081
------------------------------------------------------------------------------------------------------------------------------------

<F1>Net income for 1995 includes net restructuring expenses and other unusual items of $105 million, or $0.91 per share, and the gain on the sale of the styrenics plastics business of $116 million, or $1.00 per share.

<F2>Income from continuing operations and net income for 1994 include a net aftertax loss for restructuring and other unusual items of $1 million, or $0.01 per share.

<F3>Income from continuing operations and net income for 1993 include a net aftertax gain for restructuring and other unusual items of $15 million, or $0.12 per share.

<F4>Loss from continuing operations and net loss for 1992 include a net aftertax loss for restructuring and other unusual items of
    $472 million, or $3.82 per share.

<F5>Net income for 1991 includes net restructuring expenses of $325 million, or $2.54 per share.

<F6>Net income for 1990 includes $56 million, or $0.43 per share, in gains from divestitures, including the divestiture of certain assets of a joint venture in Japan.

<F7>Assumes reinvestment of quarterly dividends.


64  1995 Monsanto Annual Report

                                    APPENDIX

1. In Exhibit 13 to the printed Form 10-K, the following bar graphs appear, all depicting data for 1993, 1994 and 1995: on page 34, "Sales Volume Index"; "Selling Price Index" and "Raw Material Cost Index"; on page 35, "Agricultural Products Net Sales"; on page 36, "Agricultural Products Operating Measures"; on page 37, "Chemicals Net Sales"; on page 38, "Chemicals Operating Measures"; on page 39, "Pharmaceuticals Net Sales";
    on page 40, "Pharmaceuticals Operating Measures"; on page 42, "Food Ingredients Operating Measures"; and on page 47, "Cash Provided by Continuing Operations". On page 35, a pie-chart graph entitled "1995
    Net Sales" appears, depicting a percentage breakdown of Monsanto's 1995 net sales by segment. On page 49, a bar graph entitled "Dividend Per Share" appears, depicting annual dividend per share data for the years 1985 through 1995.
2. Throughout the electronic submission of Exhibit 13, trademarks are designated on each page by the letter "R" in parentheses or the letters "TM" in parentheses; whereas in the printed copy of the annual report, all trademarks are italicized.