Form 10-K405, Exhibit 13
period 1996-12-31
MONSANTO CO
filed 1997-03-24
CIK 67686

                               Financial Section

                               Table of Contents

                  Management Report, Audit Committee Report,
                          Independent Auditors' Report
                                    Page 26

                       Statement of Consolidated Income
                                    Page 28

                  Statement of Consolidated Financial Position
                                    Page 44

                      Statement of Consolidated Cash Flow
                                    Page 46

                 Statement of Consolidated Shareowners' Equity
                                    Page 49

                         Notes to Financial Statements
                                    Page 50

                               Financial Summary
                                    Page 62


                        Unless otherwise indicated
                        by the context,"Monsanto"
                        means Monsanto Company
                        and consolidated subsidiaries,
                        and "the Company" means
                        Monsanto Company only.
                        In tables, all dollars are in
                        millions, except per share data.



                                               1996 Monsanto Annual Report   25

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

Management believes that Monsanto's system of internal accounting controls as of Dec. 31, 1996, was effective and adequate to accomplish the objectives described above.


/s/ Robert B. Shapiro

Robert B. Shapiro
Chairman and
Chief Executive Officer


/s/ Robert B. Hoffman

Robert B. Hoffman
Senior Vice President and
Chief Financial Officer

Feb. 28, 1997


Audit Committee Report

The audit committee, composed of five nonemployee members of the board of directors, met four times during 1996. The committee reviews and monitors Monsanto's internal accounting controls, financial reports, accounting practices, and the scope and effectiveness of the audits performed by the independent auditors and internal auditors. The committee also recommends to the full board of directors the appointment of Monsanto's principal independent auditors, and it approves in advance all significant audit and nonaudit services provided by such auditors. As ratified by shareowner vote at the 1996 annual meeting, Deloitte & Touche LLP was appointed independent auditor to examine, and to express an opinion as to the fair presentation of, the consolidated financial statements. This report follows.

The audit committee discusses audit and financial reporting matters with representatives of the company's financial management, its internal auditors, and Deloitte & Touche. The internal auditors and Deloitte & Touche meet with the committee, with and without management representatives present, to discuss the results of their examinations, the adequacy of Monsanto's internal accounting controls, and the quality of its financial reporting. The committee encourages the internal auditors and Deloitte & Touche to communicate directly with the committee.

The audit committee has reviewed the financial section of this annual report. Pursuant to the recommendation of the committee, the board of directors has approved the financial section.


/s/ Frank A. Metz Jr.

Frank A. Metz Jr.
Chair, Audit Committee

Feb. 28, 1997



26  1996 Monsanto Annual Report

Independent Auditors' Report

To the shareowners of Monsanto Company:

We have audited the accompanying statement of consolidated financial position of Monsanto Company and subsidiaries as of Dec. 31, 1996 and 1995, and the related statements of consolidated income, shareowners' equity and cash flow for each of the three years in the period ended Dec. 31, 1996. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Monsanto Company and subsidiaries as of Dec. 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended Dec. 31, 1996, in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP

Deloitte & Touche LLP
St. Louis, Missouri

Feb. 28, 1997



                                               1996 Monsanto Annual Report   27

Statement of Consolidated Income
(Dollars in millions, except per share)                             1996                 1995                 1994
---------------------------------------------------------------------------------------------------------------------
Net Sales                                                         $9,262               $8,962               $8,272
Cost of goods sold                                                 4,918                5,109                4,774
---------------------------------------------------------------------------------------------------------------------
Gross Profit                                                       4,344                3,853                3,498

Marketing expenses                                                 1,426                1,282                1,191
Administrative expenses                                              750                  598                  589
Technological expenses                                               788                  713                  674
Amortization of intangible assets                                    151                  119                   81
Restructuring expenses and other special charges -- net              632                  156                   40
---------------------------------------------------------------------------------------------------------------------
Operating Income                                                     597                  985                  923

Interest expense                                                    (171)                (190)                (131)
Interest income                                                       51                   59                   81
Gain on sale of styrenics plastics business                                               189
Other income (expense) -- net                                         63                   44                   22
---------------------------------------------------------------------------------------------------------------------
Income Before Income Taxes                                           540                1,087                  895
Income taxes                                                         155                  348                  273
---------------------------------------------------------------------------------------------------------------------
Net Income                                                        $  385               $  739               $  622
---------------------------------------------------------------------------------------------------------------------
Earnings per Share                                                $ 0.64               $ 1.27               $ 1.06
---------------------------------------------------------------------------------------------------------------------
The above statement should be read in conjunction with pages 50 - 61 of this report.

Key Financial Statistics                                            1996                 1995                 1994
---------------------------------------------------------------------------------------------------------------------
As a Percent of Net Sales:
Gross Profit                                                          47%                  43%                  42%
Marketing, Administrative and Technological Expenses                  32                   29                   30
Research and Development Expenses<F1>                                  8                    7                    7
Operating Income                                                       6                   11                   11
Net Income                                                             4                    8                    8

Effective Income Tax Rate                                             29                   32                   31
Return on Shareowners' Equity                                       10.4                 22.1                 21.4
---------------------------------------------------------------------------------------------------------------------

<F1> Research and development expenses are included in total technological expenses.


28  1996 Monsanto Annual Report

Review of Consolidated Results of Operations

Monsanto Announces the Formation of Two Separate Companies; 1996 Results Are Record, Excluding Special Charges

The year 1996 was one of transition for Monsanto Company, as the company's board of directors approved a plan to spin off the chemical businesses. The plan is to form two separate publicly-traded companies -- a life sciences company that serves the agriculture, food and health care markets, and a chemical company that makes and markets an array of high-performance chemical-based products. This strategic decision was driven by the recognition that these businesses have different markets, products, research needs, investment needs, and plans for growth. Separating them into two independent companies will enhance their ability to focus on strategic initiatives and new business opportunities. It will also permit improved cost structures and operating efficiencies.

Net income for 1996 totaled $385 million, or $0.64 per share, down 48 percent and 50 percent from last year's net income and earnings per share, respectively. In December 1996, the company recorded pretax restructuring and other special charges totaling $716 million ($500 million aftertax, or $0.84 per share). These charges cover the costs necessary to exit the chemical businesses and to complete the spinoff; and the costs associated with the closure or rationalization of certain facilities, asset write-offs, and work force reductions. If the one-time charges are excluded, net income would have been $885 million, or $1.48 per share, both records.

It is the company's goal to complete the spinoff and the majority of the restructuring actions by the end of 1997. However, the spinoff is subject to several conditions, including shareowner approval. The company has filed a request for a ruling from the U. S. Internal Revenue Service (IRS) that this transaction would be free from federal income taxes.

In 1996, the company continued its superior performance. Net sales for 1996 were $9.3 billion, up $300 million, or 3 percent from last year's record of approximately $9 billion. The Agricultural Products and Pharmaceutical segments contributed significantly to the net sales increase. Increased sales for Agricultural Products were driven by higher worldwide sales volumes for the family of Roundup(R) herbicides. Higher Pharmaceutical sales were primarily attributed to continued strong sales performances of Ambien(R), a short-term treatment for insomnia, and Daypro(R) and Arthrotec(R) arthritis treatments. Sales from the women's health care product lines acquired in the third quarter of 1995 also contributed to the sales growth. If sales of divested businesses were excluded from the prior-year's results, net sales for the Chemicals segment would have shown a modest increase on the strength of higher sales volumes. The Food Ingredients segment also contributed to the sales increase, principally because of higher sales volumes of NutraSweet(R) brand sweetener, the company's trademark aspartame product, tabletop sweeteners and biogum products.

Events Affecting Comparability

In December 1996, the board of directors approved a plan, subject to shareowner approval and certain other conditions, to spin off the company's chemical businesses to its shareowners. In addition, the board approved the recording of pretax restructuring and other special charges totaling $716 million ($500 million aftertax, or $0.84 per share). These charges cover the costs necessary to exit the chemical businesses and to complete the spinoff; and the costs associated with the closure or rationalization of certain facilities, asset write-offs, and work force reductions. Approximately 2,500 positions are expected to be eliminated by these actions. These actions are expected to have a favorable effect on future net earnings and aftertax cash flows in the range of $120 million to $140 million annually.

In December 1995, Monsanto sold its worldwide styrenics plastics business for $580 million. In a separate but related transaction, Monsanto sold its shares in Monsanto Premier Kasei Co. Ltd., a styrenics plastics manufacturing joint venture in Thailand, to one of its joint-venture partners. These transactions resulted in a pretax gain of $189 million ($116 million aftertax, or $0.20 per share). Monsanto's results of operations for 1995 included net sales and operating income of $663 million and $12 million, respectively, from the styrenics plastics business.

As part of the company's overall strategy to reduce costs and eliminate redundant functions, the board of directors approved a restructuring plan in December 1995. The pretax charge of $169 million ($125 million aftertax, or $0.22 per share) associated with this action was used to cover the costs of work force reductions, business consolidations, facility closures and the exit from nonstrategic businesses and facilities. The plan, which was substantially completed by the end of 1996, reduced worldwide employment by approximately 470 people.


                                               1996 Monsanto Annual Report  29

Review of Consolidated Results of Operations

A charge was taken in the first quarter of 1995 for actions associated with the formation of the Flexsys L.P. joint venture, which is discussed in the Notes to Financial Statements. The venture partners, Monsanto and Akzo Nobel N.V., agreed to bear the one-time costs to integrate their respective rubber chemical businesses into the joint venture. For Monsanto, these integration costs totaled $40 million pretax ($25 million aftertax, or $0.04 per share). The charge covered primarily the costs of reducing the work force by approximately 120 people and providing special termination benefits for approximately 300 people who transferred from Monsanto to the joint venture.

Other items affected results in 1995. These included the receipt in the first and third quarters of settlement payments from various insurers related to environmental and other insurance litigation. Combined, these settlements totaled $92 million pretax ($57 million aftertax, or $0.10 per share). In addition, Monsanto settled a lawsuit related to a contractual dispute concerning cleanup obligations at a Superfund site by paying $41 million pretax ($25 million aftertax, or $0.04 per share). The payment was recorded by Monsanto in the third quarter of 1995. The company also recorded approximately $20 million in favorable pretax adjustments ($13 million aftertax, or $0.02 per share) under certain sales rebate programs in the United States for product sales made in prior years.

Without the unusual events in 1996 and 1995, net income for 1996 would have been $885 million, compared with $728 million for the prior year, an increase of 22 percent. Earnings per share in 1996 would have been $1.48, an 18 percent increase from 1995 earnings per share.

Net Sales Set Record

Net sales in 1996 were approximately $9.3 billion, 3 percent higher than sales in 1995. However, if sales from businesses that were acquired or divested in 1996 and 1995 were excluded, the sales increase in the underlying base businesses in 1996 would have been 13 percent. The Agricultural Products, Pharmaceuticals and Food Ingredients segments all contributed to the increase, primarily because of higher sales volumes. After adjusting for prior year sales of divested businesses, the Chemicals segment also contributed to the increase, principally because of higher sales volumes. The effects of lower average selling prices, particularly for the Agricultural Products and Chemicals segments, partially offset the increase in net sales.

Net sales for Agricultural Products in 1996 increased 23 percent from those in 1995, to a record $3 billion. This increase was primarily the result of higher worldwide sales volumes for the family of Roundup(R) herbicides. Most world areas posted solid sales volume gains in 1996. Continued increases in conservation tillage practices, favorable weather conditions in certain key markets, and an increase in planted acreage have driven the increased demand. Higher sales of lawn-and-garden products and higher sales of Posilac(R) bovine somatotropin also contributed to the sales increase. The increase in Pharmaceuticals' net sales can be attributed to sales of key products, principally Ambien(R), a short-term treatment for insomnia, and Daypro(R) and Arthrotec(R) arthritis treatments. In addition, sales from the women's health care product lines acquired from Syntex in the third quarter of 1995 contributed to the sales growth. Lower sales for the family of Calan(R) calcium channel blockers partially offset the increase in net sales. Chemicals' net sales from continuing businesses for 1996 were approximately 6 percent higher than those in 1995, primarily because of higher sales volumes. Net sales for the Food Ingredients segment increased, principally on the strength of higher sales volumes of NutraSweet(R) brand sweetener, tabletop sweeteners and biogum products.

Monsanto's net sales in markets outside the United States represented 42 percent of 1996 net sales, compared with 43 percent in 1995.

An analysis of the company's sales change, along with comparative data, follows:

Selling Price and
Volume Changes                             1996           1995          1994
---------------------------------------------------------------------------------
Selling prices                               (2)%            2%           (2)%
Sales volumes and mix
  (net of acquisitions
  and divestitures)                           5              6             7
---------------------------------------------------------------------------------
Total Change                                  3%             8%            5%
---------------------------------------------------------------------------------

Operating Results Adversely Affected by Special Charges

Operating income in 1996 was $597 million, $388 million lower than operating income in 1995. If the net pretax restructuring charges, special charges and unusual items of $739 million and $125 million in 1996 and 1995, respectively, were excluded, operating income would have increased by approximately $226 million, or 20 percent, in 1996. This significant increase in operating income was related principally to higher sales volumes and an improved gross profit. The increase in gross profit can be attributed primarily to an improved sales mix.

30  1996 Monsanto Annual Report

Review of Consolidated Results of Operations

Current-year operations reflect an increased percentage of higher-margin sales in Agricultural Products and Pharmaceuticals, and they no longer include the styrenics plastics and rubber chemical businesses that were part of the Chemicals segment last year. The gross profit improvement was partially offset by higher marketing, administrative and technological expenses.

If the aforementioned restructuring charges, special charges and unusual items in 1996 and 1995 were excluded, operating results in 1996 would have improved significantly from the prior year for the Agricultural Products and Pharmaceuticals segments. In 1996, operating income for the Agricultural Products segment benefited from significantly higher worldwide sales volumes for Roundup(R) herbicide. In addition, higher sales of lawn-and-garden products and higher sales of Posilac(R) bovine somatotropin also contributed to the operating income improvement. The increase in operating income for the Pharmaceuticals segment can be attributed primarily to higher sales volumes of key products, principally Ambien(R), a short-term treatment for insomnia, and Daypro(R) and Arthrotec(R) arthritis treatments. Sales from the women's health care product lines acquired from Syntex in the third quarter of last year also contributed to the increase. If the results of divested businesses and other nonrecurring items in 1996 and 1995 were excluded, operating income for the Chemicals segment would have been up slightly from the prior year. The effect of higher Chemicals' sales volumes and lower raw material prices on operating results was offset by lower average selling prices and higher manufacturing costs. Net of nonrecurring items, operating income in 1996 improved moderately for Food Ingredients, primarily because of the effect of higher sales volumes, combined with lower manufacturing costs.

Increased marketing expenses in 1996 supported higher sales and new product launches for Agricultural Products and Pharmaceuticals. Administrative expenses increased, principally because of higher costs associated with employee incentive programs, and increased spending on growth initiatives and other programs. Technological expenses were up because of higher research and development expenses in the Agricultural Products and Pharmaceuticals segments. Cost sharing payments from alliances partially offset this increase.

If the effect of unusual charges is excluded, amortization of intangible assets would have increased, primarily because of the increase in intangible assets associated with current-year investments and acquisitions in biotechnology businesses. If one-time charges are excluded, "Other income (expense) -- net" would have decreased, principally because of lower income from equity affiliates.

Monsanto Adopts EVA Performance Measurement

In 1996, Monsanto put in place a new performance measurement system called economic value added (EVA). The company will begin measuring its performance against EVA targets in 1997. The company will continue to report its return on shareowners' equity (ROE), which was 10.4 percent in 1996. If the nonrecurring items that were recorded in 1996 were excluded from the calculation, the company's ROE in 1996 would have been 22.3 percent. The company's ROE was 22.1 percent and 21.4 percent in 1995 and 1994, respectively.

Cost Savings Continue

In prior years, Monsanto has taken steps to make worldwide operations more focused, productive and cost-effective. The effect of these actions benefited operating income in excess of $300 million in 1996. These savings are in line with original expectations, and are expected to continue. Business redesign and other productivity efforts have yielded significant benefits as well. These initiatives will continue as the company responds to increased global competition and higher customer expectations.

Commitment to New Product Development Continues

New product development and commercialization continue to be strategic priorities for Monsanto. Recent successes from these efforts include five agricultural products that were launched in 1996. These products are Roundup(R) Ultra herbicide, Roundup Ready(R) soybeans, Roundup Ready(R) canola, NewLeaf(R) insect-protected potatoes and Bollgard(R) insect-protected cotton. Monsanto's research and development (R&D) expenditures were $728 million in 1996, or 8 percent of net sales, a level that reflects management's strong long-term commitment to R&D. The discovery and development of pharmaceutical and agricultural products continue to be the goals of most of these expenditures. Significant R&D efforts in existing product technologies and new product applications also continue across all business groups. Additionally, Monsanto's research program includes new technologies and proprietary information obtained through licensing and strategic acquisitions. As a result, Monsanto has many potential products in the R&D pipeline. Several of them should be commercialized in the next few years.


                                               1996 Monsanto Annual Report  31

Review of Consolidated Results of Operations

Prior Year Review

Monsanto's operating results in 1995 were substantially higher than those in 1994. The Agricultural Products segment contributed significantly to the company's strong operating performance, as worldwide sales volumes of Roundup(R) herbicide continued to grow. Sales volumes and operating income for acetanilides, such as Harness(R) herbicide, were stronger in 1995. The Chemicals segment's operating results increased because of the effects of selective pricing actions and continued cost-reduction efforts, despite the combined effects of higher raw material costs and worldwide competitive conditions.
The Pharmaceuticals segment's operating performance more than doubled from operating income in 1994, primarily because of higher sales volumes of key growth products and higher income from alliances. Operating income for the Food Ingredients segment declined in 1995, primarily because of restructuring charges. Net of unusual items, operating results for the Food Ingredients segment, which included 10 months of operations from the acquired Kelco business, were up moderately and benefited from higher international sales.
The increase in international sales, however, was more than offset by declining U.S. sales of aspartame. As a result, net income for 1995 was $739 million, or $1.27 per share, compared with income of $622 million, or $1.06 per share, in 1994. Both years' results, however, were affected by unusual events.

As described in the Notes to Financial Statements, Monsanto sold its worldwide styrenics plastics business and its shares in a styrenics plastics manufacturing joint venture in 1995. As a result of these transactions, Monsanto recorded an aftertax gain of $116 million, or $0.20 per share. The company also recognized an aftertax restructuring charge of $125 million, or $0.22 per share, in 1995, as well as an aftertax charge that totaled
$25 million, or $0.04 per share, associated with the formation of the Flexsys L.P. joint venture.

Other items that affected results in 1995 included the receipt of settlement payments from various insurers related to environmental and other insurance litigation. The combined effect of these settlements totaled $57 million aftertax, or $0.10 per share. In addition, Monsanto settled a lawsuit related to a contractual dispute concerning cleanup obligations at a Superfund site by paying $25 million aftertax, or $0.04 per share. The company also recorded approximately $13 million, or $0.02 per share, in favorable aftertax adjustments under certain sales rebate programs in the United States for product sales made in prior years.

In December 1994, Monsanto recognized a net restructuring charge of $22 million aftertax, or $0.04 per share. The company also settled certain tax matters related to the 1985 acquisition of Searle with the IRS and recognized an aftertax gain of $21 million, or $0.04 per share, in interest on the settlement.

Net sales in 1995 were approximately $9 billion, 8 percent higher than those in 1994. The increase came primarily from the continued strong performances by the Agricultural Products and Pharmaceuticals segments. After adjusting for prior-year sales of businesses contributed to Flexsys, Chemicals' net sales were up moderately because of higher average selling prices. The increase in Food Ingredients' net sales primarily reflects the inclusion of 10 months of net sales from the acquired Kelco business.

Net sales for Agricultural Products in 1995 increased 11 percent from those in 1994, to $2.4 billion, primarily because of a significant increase in worldwide sales volumes for Roundup(R) herbicide. Worldwide demand continued to be strong for this family of glyphosate-based herbicides because of continued global expansion of conservation tillage techniques, effective pricing and new end-use strategies. Sales of acetanilide products, such as Harness(R) herbicide, also contributed to the increase in net sales. The increase in Pharmaceuticals' net sales can be attributed to sales of key growth products, principally Daypro(R) and Arthrotec(R) arthritis treatments, and Ambien(R), a short-term treatment for insomnia. Lower sales for the family of Calan(R) calcium channel blockers partially offset the growth in net sales. Chemicals' net sales from continuing businesses for 1995 were approximately 7 percent higher than those in 1994, primarily because of higher average selling prices. Net sales for the Food Ingredients segment, exclusive of the sales of the acquired Kelco business, declined, primarily because of lower average selling prices for aspartame.

Operating income of $985 million in 1995 increased by $62 million from operating income in 1994. If the net pretax restructuring and unusual items of $125 million and $40 million in 1995 and 1994, respectively, were excluded, operating income would have increased by approximately $147 million, or 15 percent, in 1995.

32  1996 Monsanto Annual Report

Review of Consolidated Results of Operations

This significant increase in operating income was principally related to higher sales volumes and better pricing. The increase in operating results was partially offset by higher raw material costs experienced by the Chemicals segment and higher marketing and technological expenses overall.

If the aforementioned restructuring charges and unusual items in 1995 and 1994 were excluded, operating results would have improved for all segments, with the largest increase occurring in the Pharmaceuticals segment. Operating income for the Agricultural Products segment in 1995 benefited from significantly higher worldwide sales volumes for Roundup(R) herbicide. Strong sales volumes of acetanilide products also contributed to the increase in operating income. Operating results for the Chemicals segment benefited from higher average selling prices and lower operating costs, but were hurt by the effect of higher raw material costs. Competitive pressures worldwide limited the ability of the Chemicals businesses to recover the increased costs fully through selling price increases. If restructuring charges and unusual items in 1995 and 1994 were excluded, the Pharmaceuticals segment would have more than tripled its operating income, principally through the success of key growth products and higher income from alliances. Net of restructuring and unusual items, operating income in 1995 improved significantly for Food Ingredients, primarily because of the addition of Kelco income and the benefit of higher sales of tabletop sweetener products. Lower aspartame sales and higher operating expenses partially offset this increase.

Marketing and technological expenses increased in 1995, principally because of higher marketing expenses used to support higher sales, and inclusion of 10 months of operating expenses from the acquired Kelco business. Amortization of intangible assets increased, primarily because of the increase in intangible assets associated with the Kelco and pharmaceutical product line acquisitions. Interest expense increased in 1995, primarily because of higher short-term debt levels related to the acquisition of Kelco. Interest income was higher in 1994, primarily because of the inclusion of the aforementioned settlement with the IRS. The increase in "Other income (expense) -- net" was principally the result of higher income from joint ventures and equity affiliates.

Analysis of Change in Earnings per Share
                                                                   Better (Worse)
-----------------------------------------------------------------------------------------
                                                             1996 vs.    1995 vs.
                                                                 1995        1994
-----------------------------------------------------------------------------------------
Sales-Related Factors:
Selling prices                                                 $(0.19)     $ 0.16
Sales volumes and mix                                            0.83        0.35
-----------------------------------------------------------------------------------------
Total Sales-Related Factors                                      0.64        0.51
-----------------------------------------------------------------------------------------
Cost-Related Factors:
Raw material and
  manufacturing costs                                            0.11       (0.21)
Marketing, administrative
  and technological expenses                                    (0.48)      (0.13)
Amortization of intangible assets                               (0.01)      (0.01)
-----------------------------------------------------------------------------------------
Total Cost-Related Factors                                      (0.38)      (0.35)
-----------------------------------------------------------------------------------------
Other Factors:
Change in shares outstanding                                    (0.02)       0.01
Divestitures                                                    (0.01)         --
Other expenses -- net                                              --        0.02
-----------------------------------------------------------------------------------------
Total Other Factors                                             (0.03)       0.03
-----------------------------------------------------------------------------------------
Change in Earnings per Share
  Before Restructuring and
  Unusual Factors                                                0.23        0.19

Restructuring and unusual factors                               (0.86)       0.02
-----------------------------------------------------------------------------------------
Change in Earnings per Share                                   $(0.63)     $ 0.21
-----------------------------------------------------------------------------------------


                                               1996 Monsanto Annual Report  33

Review of Consolidated Results of Operations

Sales Volume Index
[GRAPH]

* The sales volume index increase in 1996 was led by a significant increase in worldwide sales volumes for Roundup(R) herbicide and by sales volume increases for key pharmaceuticals. The Agricultural Products segment is discussed on pages 35 - 37 and the Pharmaceuticals segment on pages 37 - 39.

Selling Price Index
[GRAPH]

* The index of selling prices has remained relatively constant over the last several years. It decreased slightly in 1996, primarily because of the effect of lower selling prices for the Agricultural Products and Chemicals segments. The Agricultural Products segment is discussed on pages 35 - 37 and the Chemicals segment is discussed on pages 41 - 42.

Raw Material Cost Index
[GRAPH]

* The raw material cost index declined slightly in 1996 and primarily affected the Chemicals segment. The Chemicals segment is discussed on pages 41 - 42.


Segment Data

                                                                     Operating                      Operating
                                    Net Sales                     Contribution<F2>               Income (Loss)<F3>
------------------------------------------------------     ------------------------------    --------------------------
                             1996     1995       1994         1996      1995       1994        1996     1995     1994
------------------------------------------------------     ------------------------------    --------------------------
Agricultural Products      $2,997   $2,441     $2,195       $  701    $  536     $  502       $ 539     $516     $477
Pharmaceuticals             1,995    1,711      1,520          220       142         51          76      131       54
Food Ingredients            1,206    1,117        915          224       200        194          91      115      178
Chemicals <F1>              3,064    3,693      3,642          334       348        316          67      286      282
Corporate                                                      (68)      (60)       (63)       (176)     (63)     (68)
------------------------------------------------------     ------------------------------    --------------------------
Total                      $9,262   $8,962     $8,272       $1,411    $1,166     $1,000       $ 597     $985     $923
------------------------------------------------------     ------------------------------    --------------------------

                                                                                                    Depreciation
                                  Total Assets                  Capital Expenditures              and Amortization
------------------------------------------------------     ------------------------------    --------------------------
                             1996     1995       1994         1996      1995       1994        1996     1995     1994
------------------------------------------------------     ------------------------------    --------------------------
Agricultural Products     $ 3,331  $ 2,571     $2,410         $259      $127       $104        $149     $135     $136
Pharmaceuticals             2,362    2,561      2,037           89        78         61         130      127      110
Food Ingredients            2,144    2,140      1,050           88        64         33         115      105       60
Chemicals <F1>              2,658    2,759      3,078          251       228        210         191      226      253
Corporate                     696      580        316            5         3          1           5        5        2
------------------------------------------------------     ------------------------------    --------------------------
Total                     $11,191  $10,611     $8,891         $692      $500       $409        $590     $598     $561
------------------------------------------------------     ------------------------------    --------------------------

As of Jan. 1, 1996, the industrial business of the Food Ingredients segment was transferred to Chemicals and Chemicals' food phosphate business was transferred to Food Ingredients. In addition, a small business was transferred from Agricultural Products to Chemicals. Segment information for 1995 and 1994 has been reclassified to conform to the current presentation.

<F1> Totals for the Chemicals segment in 1995 and 1994 include amounts for the plastics and rubber chemical businesses.
<F2> Operating contribution is a measure of a segment's cash-based operating profitability. It excludes goodwill amortization and the effects of restructuring actions and unusual items from operating income.
<F3> Operating income was affected by the 1996, 1995 and 1994 restructurings and other unusual items as follows:

                                                            Income (Expense)
----------------------------------------------------------------------------------------------
Segment                                          1996              1995              1994
----------------------------------------------------------------------------------------------
Agricultural Products                           $(144)            $ (10)            $ (16)
Pharmaceuticals                                  (125)                7                20
Food Ingredients                                 (105)              (69)               (7)
Chemicals                                        (257)              (50)              (33)
Corporate                                        (108)               (3)               (4)
----------------------------------------------------------------------------------------------
Total                                           $(739)            $(125)             $(40)
----------------------------------------------------------------------------------------------

34  1996 Monsanto Annual Report

Segment Data

Although inflation is relatively low in most of Monsanto's major markets, it continues to affect operating results. To mitigate the effect of inflation, Monsanto has implemented measures to control costs, to improve productivity, to manage new fixed and working capital, and to raise selling prices when government regulations and competitive conditions permit. In addition, the current costs of replacing certain assets are estimated to be greater than their historical costs presented in the financial statements. Accordingly, the depreciation expense reported in the Statement of Consolidated Income would be greater if the expense were stated on a current-cost basis.

Sales between segments were not significant. Certain corporate expenses, primarily those related to the overall management of Monsanto, were not allocated to the segments or geographic areas. Corporate assets are primarily investments in affiliates and a portion of the cash balance.

The principal factors that accounted for the segments' performances in 1996 and 1995, along with the factors that are expected to affect operating results in the near term, are described on the following pages.

1996 Net Sales
[GRAPH]

Agricultural Products
                                            1996              1995              1994
------------------------------------------------------------------------------------
Net Sales                                 $2,997            $2,441            $2,195
Operating Contribution<F1>                   701               536               502
Operating Income                             539               516               477
Total Assets                               3,331             2,571             2,410
Capital Expenditures                         259               127               104
Depreciation and Amortization                149               135               136
------------------------------------------------------------------------------------

<F1>Operating contribution is operating income excluding goodwill amortization and the effect of restructuring actions and unusual items.

The Agricultural Products segment is a leading worldwide developer, producer and marketer of crop protection products and lawn-and-garden products. This group also develops and markets products enhanced by biotechnology. These products improve the efficiency of food production and preserve environmental quality for agricultural, industrial, turf and residential uses. More than half of the unit's herbicide net sales are made outside the United States. Weather conditions in agricultural markets worldwide affect sales volumes.

Net sales for the Agricultural Products segment increased to a record $3 billion in 1996, 23 percent higher than sales in 1995. This increase is primarily the result of higher worldwide sales volumes for the family of Roundup(R) herbicides. Most world areas posted solid sales volume gains in 1996.

The increased demand can be attributed to continued increases in conservation tillage practices, favorable weather conditions in key markets and an increase in planted acreage. Selling price reductions, principally in markets outside the United States, made Roundup(R) cost effective for weed control in a broader range of crop and industrial uses. The effect of generic competition, especially in certain foreign markets, dampened selling prices modestly.

Agricultural Products Net Sales
[GRAPH]



                                               1996 Monsanto Annual Report  35

Segment Data

However, the effect of increased sales volumes on operating income exceeded the effect of lower selling prices. Higher sales volumes of Harness(R) herbicide also contributed to the 1996 sales increase. Net sales in 1996 benefited from higher sales of lawn-and-garden products and higher sales of Posilac(R) bovine somatotropin (BST). In addition, successful introductions of new products such as Roundup(R) Ultra herbicide, Roundup Ready(R) soybeans and Bollgard(R) insect-protected cotton helped fuel sales growth.

Operating income increased from last year's level by 4 percent. However, operating income was affected by unusual items in both 1996 and 1995. In 1996, the unusual items included $144 million in charges for restructuring and other actions, principally related to the cost of work force reductions. In 1995, unusual items included $10 million in restructuring charges and other actions for facility closures and the cost of work force reductions. If unusual items in 1996 and 1995 were excluded, 1996 operating income for Agricultural Products would have increased $157 million, or 30 percent.

In addition to the effect of sales volume increases, operating contribution and operating income in 1996 benefited from lower manufacturing costs. The effects of higher sales volumes and lower manufacturing costs were partially offset by higher marketing expenses that supported new product introductions and by higher biotechnology research and development spending.

Agricultural Products Operating Measures
[GRAPH]

Prior Year Review

Net sales for Agricultural Products in 1995 were 11 percent higher than net sales in 1994. Both operating contribution and operating income increased from 1994 levels, up 7 percent and 8 percent, respectively. The increase in operating income was affected by unusual items in both 1995 and 1994. The unusual items included in 1995 operating income were $10 million in restructuring charges and other actions, principally related to facility closures and the cost of work force reductions. Operating income in 1994 included $30 million in restructuring charges for employment reductions and costs to terminate a program. The 1994 charges were partially offset by $14 million in reversals of prior-year restructuring reserves, primarily for higher-than-anticipated proceeds from the sale of the pyridine research program. If the unusual items in 1995 and 1994 were excluded, 1995 operating income for Agricultural Products would have increased $33 million, or 7 percent.

The increase in net sales was driven by significantly higher sales volumes of Roundup(R) herbicide. Demand for the family of Roundup(R) glyphosate-based products continued to be strong worldwide. It was attributed to further increases in the use of conservation tillage practices, effective pricing, and new end-use strategies. Selling price reductions, principally in markets outside the United States, made Roundup(R) cost effective for weed control in a broader range of crop and industrial uses. The effect of generic competition, principally in certain foreign markets, dampened selling prices modestly. However, the effect of increased sales volumes on operating income exceeded the effect of lower selling prices.

Net sales in 1995 also benefited from higher sales of Posilac(R) bovine somatotropin and Harness(R) herbicide. Net sales of Harness(R) increased significantly from those in 1994, primarily because of higher volumes. However, these factors were somewhat offset by lower net sales of lawn-and-garden products. This decline was caused by unfavorable weather conditions in the western United States, which is a large consumer market for garden products. In addition, distribution changes designed to move product sales closer to the time of consumer demand effectively moved sales from 1995 into 1996.

Operating contribution and operating income in 1995 also benefited from lower manufacturing costs. Higher marketing expenses used to support the base business and new-product introductions partially offset the increases in operating contribution and operating income.


36  1996 Monsanto Annual Report

Segment Data

Agricultural Products Outlook

Roundup(R) and other glyphosate-based herbicides face competition from generic producers in certain markets outside the United States. Patents protecting Roundup(R) in various countries expired in 1991, while compound per se patent protection for the active ingredient in Roundup(R) herbicide continues in the United States through the year 2000. Management expects the recent technological breakthroughs in manufacturing processes and formulation advancements, as well as rapidly expanding capacity to produce Roundup(R), to improve Monsanto's cost position and to help maintain its leadership position. New value-added formulations of Roundup(R), such as Roundup(R) Ultra and Roundup(R) Pro in the United States, and Roundup(R) Bioforce and Roundup(R) Geoforce in Europe and Australia, have been successfully introduced. Significant growth potential for Roundup(R) remains in conservation tillage applications worldwide, and the recent introduction of crops tolerant of Roundup(R) opens up major new growth opportunities.

Four biotechnology-related plant sciences products -- Roundup Ready(R) soybeans and canola, and cotton and potatoes protected from certain insects -- were introduced on a limited basis in 1996. These products were developed either by Monsanto or in partnership with biotechnology and seed production companies. Market acceptance has been strong and volumes for each of these products are expected to increase in 1997. Roundup Ready(R) cotton and YieldGard(R) insect-protected corn products will be launched in 1997. It is expected that a significant number of new herbicides and biotechnology-related products currently in the research and development pipeline will be commercialized worldwide in the next few years. Monsanto is addressing issues of consumer acceptance for some of these products, particularly in Europe, and is involved in patent disputes with several parties.

Posilac(R) bovine somatotropin (BST) experienced significant sales growth in 1996. The year also marked the completion of a two-year, post-approval monitoring program for Posilac(R), which resulted in a solid reaffirmation from the U.S. Food and Drug Administration of the product's safety as a dairy production enhancement tool.

As discussed in the Notes to Financial Statements on page 52, Monsanto has reached separate agreements to acquire Holden's Foundation Seeds Inc., Corn States Hybrid Service Inc. and Corn States International S.a.r.l. These acquisitions are expected to close in 1997. In addition, the company acquired the Asgrow Agronomics seed business from Empresas La Moderna S.A. in February 1997. It is anticipated that one-time charges associated with acquired research will be recorded in conjunction with these acquisitions.

Pharmaceuticals
                                                  1996           1995            1994
-------------------------------------------------------------------------------------
Net Sales                                       $1,995         $1,711          $1,520
Operating Contribution<F1>                         220            142              51
Operating Income                                    76            131              54
Total Assets                                     2,362          2,561           2,037
Capital Expenditures                                89             78              61
Depreciation and Amortization                      130            127             110
-------------------------------------------------------------------------------------

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

Net sales for the Pharmaceuticals segment increased 17 percent to a record $2 billion. The sales growth was fueled by higher sales volumes, led by strong performances from Daypro(R) and Arthrotec(R) arthritis treatments and Ambien(R), a short-term treatment for insomnia. In 1996, sales of these products increased 39 percent from sales in the prior year. In total, these key products contributed approximately $660 million to 1996 net sales. Sales and earnings growth also benefited from the women's health care product lines acquired from Syntex in September 1995. The 1996 net sales increase for Pharmaceuticals was partially offset by lower sales for the family of Calan(R) calcium channel blockers. Sales in 1995 included the effect of approximately $20 million in favorable adjustments under certain sales rebate programs in the United States for product sold in prior years.

Pharmaceuticals Net Sales
[GRAPH]


                                               1996 Monsanto Annual Report  37

Segment Data

Operating income for Pharmaceuticals decreased from the 1995 results by 42 percent. However, operating results in 1996 and 1995 were affected by unusual items. Operating income in 1996 includes $125 million in restructuring and other actions, principally related to the cost of work force reductions and facility rationalizations. Operating income in 1995 included a $13 million charge for restructuring, principally related to work force reductions and other actions. Operating results in 1995 also reflected the aforementioned $20 million in favorable sales adjustments. If the effect of these unusual items was excluded, operating income would have been $201 million in 1996 and $124 million in 1995. The significant improvement in operating income and operating contribution was primarily the result of higher sales volumes. Increased expenditures for marketing and product development costs were offset, in part, by higher cost-sharing payments from alliances and licensing agreements.

Searle's investment in research and development (R&D) continues to be significant. R&D expenditures, before cost-sharing payments from alliances, were 22 percent and 21 percent of the segment's net sales in 1996 and 1995, respectively. Future R&D spending is also expected to be significant. Searle will continue to seek R&D collaborations. Such agreements should allow Searle to share development costs, accelerate product development and enhance market penetration. This investment reflects the segment's commitment to securing a continuing stream of new products.

Pharmaceuticals Operating Measures
[GRAPH]

Prior Year Review

Net sales for the Pharmaceuticals segment in 1995 were $1.7 billion, or 13 percent higher than net sales in 1994. This strong increase was driven by higher sales volumes, principally from key products, such as Daypro(R) and Arthrotec(R) arthritis treatments, and Ambien(R), a short-term treatment for insomnia. Each of these products had double-digit increases in net sales vs. those in 1994. In total, these key products contributed approximately $500 million to 1995 net sales. Sales and earnings growth also benefited from the women's health care product line acquired from Syntex. In addition, the sales increase reflects the effect of approximately $20 million in favorable adjustments under certain sales rebate programs in the United States for product sales made in prior years. The 1995 net sales increase for Pharmaceuticals was partially offset by lower sales for the family of Calan(R) calcium channel blockers.

Both operating contribution and operating income for Pharmaceuticals more than doubled from the 1994 amounts. Operating results in 1995 and 1994 were affected by unusual items. Operating income in 1995 included a $13 million charge for restructuring, principally related to work force reductions, and other actions. Operating results in 1995 also reflected the aforementioned $20 million in favorable sales adjustments. Pharmaceuticals' operating income in 1994 included $15 million in restructuring charges, primarily for work force reductions, and a $35 million gain from the reversal of prior year restructuring reserves. The reversal of the reserves was primarily caused by higher-than-anticipated proceeds and lower-than-expected exit costs related to certain divested facilities. If the effect of these unusual items was excluded, operating income would have been $124 million in 1995 and $34 million in 1994. The significant improvement in operating income came primarily from higher sales of key growth products. Higher income from cost-sharing alliances also benefited operating results in 1995. The increase in operating income was partially offset by higher marketing expenditures incurred to support the sales growth in key products.


38  1996 Monsanto Annual Report

Segment Data

Pharmaceuticals Outlook

Ambien(R), a short-term treatment for insomnia, continues as the leader in the hypnotic market. Direct-to-patient promotion should continue to build growth in this high potential market. Ambien(R) is licensed to a joint venture of which Searle is a general partner. The joint venture partner has the right to purchase all or part of Searle's interest in the venture beginning in December 1999.

Sales of Daypro(R), Searle's leading treatment for arthritis, should also continue to grow. In addition, the exclusivity of Daypro(R) was extended for two years, through late 1999. Arthrotec(R) arthritis treatment was launched in Italy and several other markets in Europe and Asia during 1996. A new drug application for Arthrotec(R) is also pending with the U.S. Food and Drug Administration (FDA).

Covera-HS(TM), Searle's new verapamil product, was introduced in the United States in 1996. This product is designed to provide peak protection from hypertension and angina at the time of day when patients are most vulnerable to rises in blood pressure and heart rate, which differentiates it from other calcium channel blockers and anti-hypertensive drugs. Canadian approval is expected for Covera-HS(TM) in 1997, and registration submissions in 25 other countries are under way.

In the United States, generic competition and continuing controversy following the results of a study about the use of calcium channel blockers may continue to negatively affect the sales of all calcium channel blockers, including Searle's Calan(R) and Covera-HS(TM).

Searle has a number of compounds in various stages of development. Drugs being developed for the treatment of cardiovascular conditions include xemilofiban and orbofiban, anti-platelet agents to inhibit the clotting of blood vessels; tissue factor pathway inhibitor (TFPI) to treat sepsis; and eplerenone to treat congestive heart failure, high blood pressure and the complications of kidney disease. Searle's participation in the arthritis market potentially could increase with the development of Xopane(R), a fast-acting formulation of Daypro(R); Condrotec(R), which combines an ulcer preventive drug with an anti-inflammatory drug; and celecoxib products that selectively treat arthritis and pain without gastrointestinal side effects. Also in development are three adjunctive therapies for the oncology market. These compounds -- daniplestim, myelopoietin and promegapoietin -- are being developed to stimulate the replenishment of white blood cells and platelets in chemotherapy patients.

Food Ingredients
                                                  1996           1995           1994
------------------------------------------------------------------------------------
Net Sales                                       $1,206         $1,117         $  915
Operating Contribution<F1>                         224            200            194
Operating Income                                    91            115            178
Total Assets                                     2,144          2,140          1,050
Capital Expenditures                                88             64             33
Depreciation and Amortization                      115            105             60
------------------------------------------------------------------------------------

<F1>Operating contribution is operating income excluding goodwill amortization and the effect of restructuring actions and unusual items.

The Food Ingredients segment manufactures and markets sweeteners, including NutraSweet(R) brand sweetener and Equal(R) and Canderel(R) tabletop sweeteners. It also develops, produces and markets alginates, biogums and other food ingredients.

In 1996, net sales for Food Ingredients increased 8 percent from the prior year's net sales. Results in 1996 include a full year of sales from the Kelco business that was acquired in February 1995. The sales increase was primarily the result of higher sales of NutraSweet(R) brand sweetener, the company's trademark aspartame product, and higher sales volumes of tabletop sweeteners. Higher sales of tabletop sweeteners were driven by increased spending on advertising and promotion. The majority of the volume increment for tabletop sweeteners came from international markets. Higher sales volumes of biogum products also contributed to the sales increase.

Operating income decreased from last year's level by 21 percent. Certain unusual items affected earnings in both years. In 1996, operating income included restructuring and other charges of $105 million, principally for the cost of work force reductions and facility rationalizations. Operating income in 1995 was reduced by $69 million in restructuring charges, primarily to exit a production facility and to effect work force reductions. If these unusual items were excluded, operating results for Food Ingredients would have increased moderately, primarily because of higher sales and lower

Food Ingredients Operating Measures
[GRAPH]


                                               1996 Monsanto Annual Report  39

Segment Data

manufacturing costs. The effect of higher sales and lower manufacturing costs was partially offset by higher advertising and promotion costs for tabletop sweeteners, higher administrative expenses associated with growth initiatives, and other costs. Operating contribution increased 12 percent from 1995 because of these factors.

Prior Year Review

In 1995, Food Ingredients' net sales were up $202 million, or 22 percent, from sales in 1994. Results in 1995 included sales from the acquired Kelco business. Without these sales, net sales for Food Ingredients would have declined from those in 1994, primarily because of lower average selling prices for aspartame. Sales of tabletop sweeteners were up 6 percent, primarily because of higher sales volumes. A large portion of the increased sales volumes came from international markets that the Food Ingredients segment aggressively pursued. Lower sales of NutraSweet(R) brand sweetener, the company's trademark aspartame product, essentially offset this increase. Despite an increase in unit sales volumes for aspartame, the effects of lower average pricing were more than offsetting. Kelco sales benefited from strong sales of biogum products.

Operating contribution in 1995 for Food Ingredients increased significantly from the segment's contribution in 1994, primarily because of the addition of Kelco. Operating income declined significantly from 1994's results. Certain unusual items affected earnings in both years. In 1995, operating income included restructuring and other charges of $69 million, principally for costs to exit a production facility and for work force reductions. Operating income in 1994 was reduced by $7 million in restructuring charges for work force reductions. If these unusual items were excluded, operating income for Food Ingredients would have been essentially even with operating income in 1994. The effects of the additional Kelco income, the benefit of higher sales of tabletop sweeteners, and manufacturing efficiencies were offset by lower aspartame sales and higher operating expenses.

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

International markets offer the greatest growth potential, particularly for tabletop sweeteners. The company is developing next-generation, high-intensity sweeteners and expects to file a food additive petition with the FDA near the end of this decade.

The Kelco lines of alginates and biogums hold strong positions in their food ingredients markets. While there has been some increased competition for biogums in certain industrial applications, the effect has not been significant. Seaweed is the raw material for alginates, and, because the worldwide supply is tight, its sourcing continues to be an area of focus.



40  1996 Monsanto Annual Report

Segment Data

Chemicals
                                                  1996           1995           1994
------------------------------------------------------------------------------------
Net Sales                                       $3,064         $3,693         $3,642
Operating Contribution<F1>                         334            348            316
Operating Income                                    67            286            282
Total Assets                                     2,658          2,759          3,078
Capital Expenditures                               251            228            210
Depreciation and Amortization                      191            226            253
------------------------------------------------------------------------------------

<F1>Operating contribution is operating income excluding goodwill amortization and the effect of restructuring actions and unusual items.

The Chemicals segment produces and markets a range of high-performance chemical-based materials -- including nylon and acrylic fibers, Saflex(R) plastic interlayer, phosphorus and its derivatives, and specialty chemicals. These materials are used by customers to make consumer, household, automotive and industrial products.

Chemicals Net Sales
[GRAPH]

Chemicals' net sales decreased $629 million in 1996, and operating income decreased by $219 million from 1995 results. However, as further discussed in the Notes to Financial Statements, net sales and operating results for the prior year included amounts from the styrenics plastics business that was divested at the end of 1995 and from the rubber chemicals business that became part of the Flexsys L.P. joint venture in May 1995. Sales and operating results for these businesses are no longer included in consolidated totals. If the sales from these businesses were excluded in 1995, Chemicals' sales in 1996 would have increased 6 percent from those in 1995. Most business units included in the Chemicals segment posted sales gains in 1996 from prior-year amounts. The sales increases for these units can be attributed primarily to higher sales volumes and to an improved sales mix.

Net sales for fibers products increased moderately, primarily because of higher sales volumes of nylon and acrylic fibers. Nylon fiber sales were considerably higher than sales last year because of higher demand in the carpet industry. Increased demand in U.S. markets and higher export sales, particularly in China, drove the sales volume growth for acrylic fibers. A decline in average selling prices partially offset the increase in nylon and acrylic fiber sales. Sales of specialty products in 1996 were down slightly from those in 1995, principally because lower average selling prices offset the effect of slightly higher sales volumes. Net sales of performance materials increased moderately from sales in 1995 on the strength of higher average selling prices, higher sales volumes and an improved sales mix.
Higher sales volumes, partially offset by lower average selling prices, resulted in a modest increase in the net sales of Saflex(R) plastic interlayer in 1996.

Operating contribution and operating income for the Chemicals segment decreased in 1996 from those in 1995. A number of unusual items affected profitability in both years. Operating income in 1996 included a net charge of $257 million for restructuring and other actions, primarily for the costs of work force reductions, asset write-offs and facility rationalizations. Operating income in 1995 was reduced by $50 million in restructuring charges, principally related to employment reductions and the costs to close several facilities. If the unusual items in 1996 and 1995 and the effects of divested businesses were excluded, 1996 operating income for the Chemicals segment would have been up slightly from the comparable amounts in 1995.

Chemicals Operating Measures
[GRAPH]

The positive effect of higher sales volumes and lower raw material costs on operating contribution and operating income was offset by lower average selling prices, by significantly higher spending on growth initiatives, and by higher manufacturing costs. The manufacturing cost increase was principally associated with maintenance downtime and capacity expansion projects. Worldwide competitive pressures continue to limit the Chemicals segment's pricing flexibility.

Prior Year Review

Chemicals' net sales increased slightly in 1995. Operating contribution increased 10 percent and operating income increased 1 percent from 1994 results. However, net sales and operating results for the first four months of 1995 and for all of 1994 include the results from the company's rubber chemicals business. As further discussed in the Notes to Financial Statements, Monsanto and Akzo Nobel N.V. formed a 50-50 joint venture in 1995, known as Flexsys L.P., by combining their respective


                                               1996 Monsanto Annual Report  41

Segment Data

rubber chemicals businesses. Operations for Flexsys commenced on May 1, 1995. As a result, sales and operating results for the company's rubber chemicals business are no longer included in consolidated totals. If the sales from this business were excluded in both 1995 and 1994, Chemicals' sales in 1995 would have increased 7 percent from those in 1994. All business units included in the Chemicals segment posted sales gains in 1995 from the 1994 amounts. The sales increases for these units can be attributed primarily to higher average selling prices and to an improved sales mix.

Net sales for fibers products increased modestly, primarily because of higher selling prices for acrylic fibers and intermediates. Nylon fiber sales were down moderately compared with sales in 1994 as the carpet industry experienced lower consumer demand in 1995. Nylon intermediate sales in 1995 increased significantly from sales in 1994, primarily on the strength of higher selling prices. Demand for acrylic fibers in U.S. markets was soft during 1995 and negatively affected sales volumes. This decline was partially offset by higher export sales, particularly in China.

Sales of specialty products in 1995 increased from those in 1994, principally because higher average selling prices offset the effect of slightly lower sales volumes. Net sales of performance materials were up slightly from sales in 1994 on the strength of higher sales volumes and an improved sales mix, although the increase was partially offset by lower average selling prices.
Net sales of Saflex(R) plastic interlayer increased modestly from sales in 1994, principally because of favorable exchange rates. Sales volumes were essentially even with those in 1994, as expected growth in the global automotive markets failed to materialize in 1995.

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

Operating contribution and operating income for the Chemicals segment increased in 1995 from those in 1994. A number of unusual items affected profitability in both years. Operating income in 1995 included a net charge of $50 million for restructuring and other actions, primarily for the costs to close several facilities. Operating income in 1994 was reduced by $33 million in restructuring charges, principally related to work force reductions and costs to close several facilities. If these unusual items were excluded, operating income for Chemicals would have increased by 7 percent from operating income in 1994.

Operating contribution and operating income were positively affected by higher selling prices, the effect of continued cost-reduction efforts, and manufacturing efficiencies, but were hurt by higher raw material costs. Competitive pressures worldwide limited the Chemicals segment's ability to recover the increased raw material costs fully through increased selling prices.

Chemicals Outlook

As discussed on page 29, the company intends to spin off its chemical businesses to shareowners in 1997. The spinoff is subject to several conditions, including shareowner approval. The company has filed a request for a ruling from the U.S. Internal Revenue Service that the spinoff would be free from federal income taxes. Upon receipt of shareowner approval, the results from these businesses will be reported as a discontinued operation.

The Chemicals segment is affected by economic conditions, particularly as they relate to the automotive and housing industries.

The prices of purchased raw materials used by these businesses have been coming down as the world economy slows and as production capacity comes on line worldwide. If global economic growth remains in line with expectations, continuing announcements of new capacity should result in somewhat lower raw material costs for the chemical businesses in the next few years. However, global competition and customer demands for efficiency will continue to make price increases difficult.

The Chemicals segment intends to improve its performance through cost reductions and by capitalizing on growth opportunities. These opportunities exist through expansion into global markets, the development of new products and new markets for existing or modified products, and strategic acquisitions, partnerships or joint ventures.


42  1996 Monsanto Annual Report

Geographic Data
                                   Net Sales to                  Operating
                              Unaffiliated Customers         Income (Loss)<F1>               Total Assets
-------------------------------------------------------- -------------------------- ------------------------------
                              1996      1995      1994     1996     1995     1994        1996      1995     1994
-------------------------------------------------------- -------------------------- ------------------------------
United States               $5,940    $5,631    $5,376    $ 491     $721     $507     $ 7,965   $ 7,181   $5,844
Europe-Africa                1,760     1,891     1,653      184      240      340       1,881     1,927    1,947
Asia-Pacific                   636       662       552       61       39       39         619       702      586
Canada                         345       364       318       18       17       37         145       161      135
Latin America                  581       414       373       45       63       65         654       372      300
Interarea Eliminations                                      (26)     (32)       3        (769)     (312)    (237)
Corporate                                                  (176)     (63)     (68)        696       580      316
-------------------------------------------------------- -------------------------- ------------------------------
Total                       $9,262    $8,962    $8,272    $ 597     $985     $923     $11,191   $10,611   $8,891
-------------------------------------------------------- -------------------------- ------------------------------

The data above are prepared on an "entity basis," which means that net sales, operating income and assets of each legal entity are assigned to the geographic area where that legal entity is located. For example, a sale from the United States to Latin America is reported as a U.S. export sale. Interarea sales, which are sales between Monsanto locations in different world areas, were made on a market price basis.

Interarea sales have been excluded from the above table and were:

                                      1996           1995           1994
-------------------------------------------------------------------------
World area shipped from:
  United States                    $   968        $   878          $ 682
  Europe-Africa                        257            293            248
  Asia-Pacific                          31             36              5
  Canada                                33             61             44
  Latin America                          1              2              2
  Interarea Eliminations            (1,290)        (1,270)          (981)
-------------------------------------------------------------------------
Total                              $    --        $    --          $  --
-------------------------------------------------------------------------

Following is a reconciliation of foreign operating income and total assets to the net income and net assets of consolidated foreign subsidiaries:

                                      1996           1995           1994
-------------------------------------------------------------------------
Operating income                    $  308         $  359         $  481
Interest and other income
  (expense) -- net                     (53)           (32)           (33)
Income taxes                           (88)          (112)          (133)
-------------------------------------------------------------------------
Net Income of Consolidated
  Foreign Subsidiaries              $  167         $  215         $  315
-------------------------------------------------------------------------

Total operating assets              $3,299         $3,162         $2,968
Total liabilities                    1,209            873          1,088
-------------------------------------------------------------------------
Net Assets of Consolidated
  Foreign Subsidiaries              $2,090         $2,289         $1,880
-------------------------------------------------------------------------

The operating income reported for the individual geographic areas does not include the full profitability generated by sales of Monsanto products imported from other locations, principally from the United States. Direct export sales from the United States to third-party customers outside the United States were $557 million for 1996, $550 million for 1995, and $399 million for 1994.

Sales and operating income for the geographic segments do not include financial results from joint-venture companies in which Monsanto does not have management control. Monsanto's share of the income or loss of these companies is reflected in "Other income (expense) -- net" in the Statement of Consolidated Income. Monsanto's share of the unconsolidated net sales and income or loss of these companies for 1996 follows:

                                                         Monsanto's Share
-------------------------------------------------------------------------
                                                      Net         Income
                                                    Sales          (Loss)
-------------------------------------------------------------------------
United States                                        $253           $(35)
Europe-Africa                                         378              5
Asia-Pacific                                           40              1
Latin America                                         131              5
-------------------------------------------------------------------------

<F1>Geographic area operating income was affected by the 1996, 1995 and 1994 restructurings and other unusual items as follows:
                                               Income (Expense)
-------------------------------------------------------------------------
                                     1996           1995           1994
-------------------------------------------------------------------------
United States                       $(438)         $ (64)         $(105)
Europe-Africa                        (130)            (4)            69
Asia-Pacific                          (21)           (40)           (11)
Canada                                (14)           (13)             2
Latin America                         (28)            (1)             9
Corporate                            (108)            (3)            (4)
-------------------------------------------------------------------------
Total                               $(739)         $(125)         $ (40)
-------------------------------------------------------------------------

                                               1996 Monsanto Annual Report  43

Statement of Consolidated Financial Position
(Dollars in millions, except per share)                                                        As of Dec. 31,
----------------------------------------------------------------------------------------------------------------
ASSETS                                                                                          1996       1995
----------------------------------------------------------------------------------------------------------------
Current Assets:
Cash and cash equivalents                                                                    $   166    $   297
Trade receivables, net of allowances of $53 in 1996 and $57 in 1995                            1,930      1,629
Miscellaneous receivables and prepaid expenses                                                   382        596
Deferred income tax benefit                                                                      386        415
Inventories                                                                                    1,476      1,368
----------------------------------------------------------------------------------------------------------------
Total Current Assets                                                                           4,340      4,305
----------------------------------------------------------------------------------------------------------------
Property, Plant and Equipment:
Land                                                                                             136        118
Buildings                                                                                      1,229      1,231
Machinery and equipment                                                                        5,800      5,549
Construction in progress                                                                         423        339
----------------------------------------------------------------------------------------------------------------
Total property, plant and equipment                                                            7,588      7,237
Less accumulated depreciation                                                                  4,575      4,405
----------------------------------------------------------------------------------------------------------------
Net Property, Plant and Equipment                                                              3,013      2,832
----------------------------------------------------------------------------------------------------------------
Investments in Affiliates                                                                        652        544
Intangible Assets, net of accumulated amortization of $807 in 1996 and $638 in 1995            2,165      1,964
Other Assets                                                                                   1,021        966
----------------------------------------------------------------------------------------------------------------
Total Assets                                                                                 $11,191    $10,611
----------------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREOWNERS' EQUITY
----------------------------------------------------------------------------------------------------------------
Current Liabilities:
Accounts payable                                                                             $   715    $   648
Wages and benefits                                                                               623        456
Income and other taxes                                                                            20        240
Restructuring reserves                                                                           350        163
Miscellaneous accruals                                                                         1,039        940
Short-term debt                                                                                  654        365
----------------------------------------------------------------------------------------------------------------
Total Current Liabilities                                                                      3,401      2,812
----------------------------------------------------------------------------------------------------------------
Long-Term Debt                                                                                 1,608      1,667
Deferred Income Taxes                                                                             50         85
Postretirement Liabilities                                                                     1,508      1,415
Other Liabilities                                                                                934        900
Shareowners' Equity:
Common stock (authorized: 850,000,000 shares, par value $2)
  Issued: 821,970,970 shares in 1996 and 164,394,194 in 1995                                   1,644        329
  Additional contributed capital                                                                  65        902
  Treasury stock, at cost (237,594,831 shares in 1996 and 48,923,899 shares in 1995)          (2,661)    (2,550)
Reserve for ESOP debt retirement<F1>                                                            (174)      (181)
Unrealized investment holding gain                                                                11         34
Accumulated currency adjustment                                                                   10        101
Reinvested earnings                                                                            4,795      5,097
----------------------------------------------------------------------------------------------------------------
Total Shareowners' Equity                                                                      3,690      3,732
----------------------------------------------------------------------------------------------------------------
Total Liabilities and Shareowners' Equity                                                    $11,191    $10,611
----------------------------------------------------------------------------------------------------------------
The above statement should be read in conjunction with pages 50-61 of this report.

<F1>ESOP stands for Employee Stock Ownership Plan.

44  1996 Monsanto Annual Report

Review of Changes in Financial Position

Financial Position Remains Strong

Monsanto's financial position remained strong in 1996, as evidenced by the company's current "A" debt rating. Financial resources were adequate to support existing businesses and to fund new business opportunities.

At the end of 1996, working capital was $554 million lower than working capital at the end of 1995. Trade receivables at year-end 1996 increased compared with those at the prior year-end, primarily because of higher sales levels for the Agricultural Products and Pharmaceuticals segments. In addition, the increase in receivables can be attributed to sales and marketing program changes in these segments. Such changes drove the increase in the "Trade Receivables - Day Sales Outstanding" statistic in 1996. Inventories at year-end 1996 increased, primarily because of higher inventories in the Agricultural Products segment. These increases were more than offset by lower cash and cash equivalent balances, increased restructuring reserve balances, higher accrued liabilities, and higher short-term debt levels.

The amount of net property, plant and equipment was higher than the amount at the end of 1995, as $692 million in capital additions and the effects of acquisitions exceeded 1996 depreciation expense and divestitures.

Total deferred tax benefits, both current and noncurrent, of $644 million at year-end 1996 are primarily related to U.S. operations, which generally have a strong earnings history.

As discussed in the Notes to Financial Statements, the increase in "Investments in Affiliates" was principally the result of the equity position taken in DeKalb Genetics Corp. and the increase in "Intangible Assets" was primarily attributable to the acquisition of the plant-biotechnology assets of Agracetus.

As further discussed in the Notes to Financial Statements, the company announced agreements to acquire Holden's Foundation Seeds Inc., Corn States Hybrid Service Inc. and Corn States International S.a.r.l. The total cost of these acquisitions will be up to $1.02 billion, and they are expected to close in 1997. The company also acquired the Asgrow Agronomics seed business from Empresas La Moderna S.A., for $240 million in February 1997. These acquisitions will be financed initially with the proceeds of commercial paper borrowings. These investments are expected to have a dilutive effect on net income in 1997.

Monsanto uses financial markets worldwide for its financing needs. It has available various short- and medium-term bank credit facilities, which are discussed in the Notes to Financial Statements on pages 54-55. These credit facilities give Monsanto the financing flexibility to take advantage of investment opportunities that may arise and to satisfy future funding requirements. To maintain adequate financial flexibility and access to debt markets worldwide, Monsanto management intends to maintain an "A" debt rating.

Monsanto's commitments and contingencies are described in the Notes to Financial Statements beginning on page 59.

Key Financial Statistics                                                     1996         1995         1994
-------------------------------------------------------------------------------------------------------------
Return on Shareowners' Equity (ROE)                                          10.4%        22.1%        21.4%
  (Net income divided by average shareowners' equity)
Current Ratio<F1> (Current assets divided by current liabilities)             1.3          1.5          1.6
Trade Receivables -- Days Sales Outstanding                                    83           71           67
  (Fourth-quarter trade receivables divided by fourth-quarter net sales times 30 days)
Inventory Turnover Ratio<F2> (Cost of goods sold divided by inventory)        3.3          3.7          3.9
Interest Coverage<F3>                                                         3.8          6.4          7.3
  (Income before interest expense and income taxes
  divided by total interest cost)
Cash Provided by Operations/Total Debt                                         53%          41%          76%
Total Debt/Total Capitalization<F4>                                            38%          35%          37%
-------------------------------------------------------------------------------------------------------------

<F1>The decrease in the current ratio in 1996 was primarily because of higher current liability balances related to restructuring reserves and the reclassification of long-term incentive compensation accruals related to the company's three-year incentive plan, which ended in 1996.
<F2>If the effects of the plastics business were excluded from the 1995 statistic, the inventory turnover ratio would have been virtually the same in 1996 and 1995.
<F3>If the effects of the restructuring and other special charges were excluded, the interest coverage ratio would have been 7.7 in 1996.
<F4>Total capitalization is the sum of short-term debt, long-term debt and shareowners' equity.

                                               1996 Monsanto Annual Report  45

Statement of Consolidated Cash Flow
(Dollars in millions)                                                     1996              1995              1994
--------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
--------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
Net income                                                             $   385           $   739            $  622
Add income taxes                                                           155               348               273
--------------------------------------------------------------------------------------------------------------------
Income before income taxes                                                 540             1,087               895
Adjustments to reconcile to Cash Provided by Operations:
  Income tax payments                                                     (308)             (335)             (196)
  Items that did not use cash:
    Depreciation and amortization                                          590               598               561
    Restructuring expenses and other special charges -- net                632               156                40
    Other                                                                  113                (6)               43
  Working capital changes that provided (used) cash:
    Accounts receivable                                                   (267)              (36)              (88)
    Inventories                                                            (66)             (198)               15
    Accounts payable and accrued liabilities                               (74)             (198)             (125)
    Other                                                                   41               (67)               74
  Nonoperating pretax gains from asset disposals                            (9)             (125)              (11)
  Other items                                                               11               (53)               92
--------------------------------------------------------------------------------------------------------------------
Total Cash Provided by Operations                                        1,203               823             1,300
--------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES:
Property, plant and equipment purchases                                   (692)             (500)             (409)
Acquisition of Kelco and pharmaceutical product line                                      (1,296)
Acquisition and investment payments                                       (750)             (197)             (185)
Investment and property disposal proceeds                                  187               128               202
Proceeds from sale of styrenics plastics business                                            580
--------------------------------------------------------------------------------------------------------------------
Cash Used in Investing Activities                                       (1,255)           (1,285)             (392)
--------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES:
Net change in short-term financing                                         297                53                89
Long-term debt proceeds                                                    122               658                49
Long-term debt reductions                                                 (177)             (403)             (152)
Treasury stock purchases                                                  (253)                               (478)
Dividend payments                                                         (343)             (306)             (289)
Common stock issued under employee stock plans                             142               194                82
Other financing activities                                                 133                56                25
--------------------------------------------------------------------------------------------------------------------
Cash Provided by (Used in) Financing Activities                            (79)              252              (674)
--------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                          (131)             (210)              234
CASH AND CASH EQUIVALENTS:
Beginning of year                                                          297               507               273
--------------------------------------------------------------------------------------------------------------------
End of year                                                            $   166           $   297            $  507
--------------------------------------------------------------------------------------------------------------------
The above statement should be read in conjunction with pages 50 - 61 of this report.

The effect of exchange rate changes on cash and cash equivalents was not material.

Cash payments for interest (net of amounts capitalized) were $190 million, $189 million and $129 million in 1996, 1995 and 1994, respectively.


46  1996 Monsanto Annual Report

Review of Cash Flow

Cash Flow Remains Strong

Cash provided by operations of $1.2 billion was strong in 1996, increasing from last year's level of $823 million. The change was primarily due to higher net income before restructuring and other special charges and lower working capital levels. Working capital as a percent of net sales was 10 percent compared with 17 percent last year.

Monsanto's operations have historically generated sufficient cash to fund existing businesses and growth-related research and investments.

Investment and property disposal proceeds in 1996 were $187 million, primarily related to nonstrategic investments and asset sales associated with restructuring actions. Investment and property disposals in 1995 generated more than $700 million in cash, principally related to the sale of the styrenics plastics business. The principal proceeds in 1994 were from the sales of various businesses associated with restructuring actions.

In December 1995, Monsanto sold its styrenics plastics business for $580 million. Approximately $150 million of the proceeds was earmarked to prefund certain 1996 capital expenditures. The balance of the sale proceeds was used to reduce short-term debt.

Cash Provided by Operations
[GRAPH]

Major uses of cash in 1996, 1995 and 1994 included dividends and capital expenditures. Treasury stock purchases were made in 1996 and 1994. The equity investment in DeKalb Genetics Corp., the investment in Calgene Inc. and the acquisition of the plant-biotechnology assets of Agracetus were also major uses of cash in 1996. Major investments in 1995 included the acquisition of the Kelco business and the Syntex pharmaceutical product line. Monsanto's capital expenditures, which focused on improved technology, capacity expansions and environmental projects, totaled $692 million in 1996. Business redesign efforts and productivity enhancements were successful in increasing effective capacity at many facilities, thereby reducing the need for additional capital expenditures.

Monsanto continually evaluates risk retention and insurance levels for product liability, property damage and other potential areas of risk. Monsanto devotes significant effort to maintaining and improving safety and internal control programs, which reduces its exposure to certain risks. Management decides the amount of insurance coverage to purchase from unaffiliated companies and the appropriate amount of risk to retain based on the cost and availability of insurance and the likelihood of a loss. Since 1986, Monsanto's liability insurance has been on the "claims made" policy form. Management believes that the current levels of risk retention are consistent with those of other companies in the various industries in which Monsanto operates. There can be no assurance that Monsanto will not incur losses beyond the limits of, or outside the coverage of, its insurance. Monsanto's liquidity, financial position and profitability are not expected to be affected materially by the levels of risk retention that the company accepts.

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

Expenditures in 1996 were approximately $48 million for environmental capital projects and approximately $203 million for the management of environmental programs, including the operation and maintenance of facilities for environmental control. Monsanto estimates that during 1997 and 1998 approximately $40 million to $50 million per year will be spent on additional capital projects for environmental protection.

Monsanto intermittently receives notices from the U.S. Environmental Protection Agency (EPA) alleging that it is a potentially responsible party under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA), commonly known as Superfund. In 1996, Monsanto received three such notices. For many of Monsanto's notices, it has resolved disputes, entered partial and complete consent decrees, and executed administrative orders with EPA settling a portion or all of Monsanto's liability.

Monsanto's policy is to accrue costs for remediation of waste disposal sites in the accounting period in which the responsibility is established and the cost is estimable.

                                               1996 Monsanto Annual Report  47

Review of Cash Flow

Monsanto's estimates of its liabilities for Superfund sites, which are based on evaluations of currently available facts with respect to each site, take into consideration factors such as existing technology, presently enacted laws and regulations, and prior experience in remediation of contaminated sites. Monsanto does not discount these liabilities, and they have not been reduced for any claims for recoveries from insurance or from third parties. Monsanto has an accrued liability for Superfund sites of $58 million as of Dec. 31, 1996. As assessments and remediation activities progress at individual sites, these liabilities are reviewed periodically and adjusted to reflect additional technical, engineering and legal information that becomes available. Major Superfund sites in this category include the noncompany-owned Brio, Fike/Artel, Motco and Woburn sites, which account for $34 million of the accrued amount.

Monsanto's estimate of its Superfund liability is affected by several uncertainties. These include, but are not limited to, the method and extent of remediation, the percentage of material attributable to Monsanto at the sites relative to that attributable to other parties, and the financial capabilities of the other potentially responsible parties (PRPs) at most sites. Because of these uncertainties, primarily related to the method and extent of remediation, potential future expenses could be as much as $10 million for these sites based upon existing technology and other currently available information. These potential future expenses may be incurred over the next decade.

There are various other lawsuits, claims and proceedings that state agencies and others have asserted against the company, seeking remediation of alleged environmental impairments. Monsanto is in the process of determining its involvement, if any, at 36 of these sites. Monsanto has an accrued liability of $72 million as of Dec. 31, 1996, for these matters and for environmental reserves at certain former Monsanto plant sites. The company's estimate of its liability related to these sites is affected by several uncertainties. These include, but are not limited to, the extent of Monsanto's involvement, and the method and extent of remediation. Because of these uncertainties, potential future expenses could be as much as $50 million for these sites based upon existing technology and other currently available information. Four sites in this category account for $43 million of the accrued amount and for substantially all of the potential future expenses.

Monsanto spent $43 million in 1996 for remediation of Superfund and other waste disposal sites. Most of these expenditures were related to the Chemicals segment. Similar or greater amounts can be expected in future years.

For hazardous and other waste facilities at operating locations, Monsanto recognizes postclosure environmental costs and remediation costs over the estimated remaining useful life of the related facilities, not to exceed 20 years. Monsanto spent $19 million in 1996 for remediation of these facilities and has an accrued liability of $45 million as of Dec. 31, 1996, for these sites. Uncertainties related to these costs include evolving government regulations, the method and extent of remediation, and future changes in technology. Monsanto's estimated closure costs for these facilities are approximately $75 million based upon existing technology and other currently available information.

Although the ultimate costs and results of remediation of waste disposal sites cannot be predicted with certainty, Monsanto's liquidity, financial position and profitability are not expected to be materially affected.

Treasury Stock Purchased in 1996

Monsanto's board of directors authorized in October 1992 the purchase of 60 million shares of Monsanto common stock, of which 17 million shares have been purchased. This is in addition to the authority granted to purchase shares for compensation and benefit programs. In the first half of 1996, Monsanto purchased a total of 8.2 million shares at a cost of $253 million.

Dividend Increased for 24th Consecutive Year

Monsanto has paid quarterly dividends on its common shares without interruption or reduction since 1928, and has increased the dividend per share in each of the past 24 years. Dividend payout for 1996 was 29 percent of cash provided by operations. Monsanto's dividend policy has reflected a desired long-term payout percentage based on the company's expectations of future growth and profitability levels. In any given year, additional consideration has been given to expected financial position and results, acquisitions, working and fixed capital needs, scheduled debt repayments, and economic conditions, including inflation.

Monsanto's common stock is traded principally on the New York Stock Exchange. The number of shareowners of record as of Feb. 28, 1997, was 57,479. The high and low common stock prices on that date were $36-7/8 and $35-7/8.

48  1996 Monsanto Annual Report

Statement of Consolidated Shareowners' Equity
(Dollars in millions, except per share)                                   1996              1995              1994
----------------------------------------------------------------------------------------------------------------------
COMMON STOCK:
Balance, Jan. 1                                                        $   329           $   329           $   329
Par value of stock issued in five-for-one stock split                    1,315
----------------------------------------------------------------------------------------------------------------------
Balance, Dec. 31                                                       $ 1,644           $   329           $   329
----------------------------------------------------------------------------------------------------------------------
ADDITIONAL CONTRIBUTED CAPITAL:
Balance, Jan. 1                                                        $   902           $   849           $   826
Employee stock plans and ESOP<F1>                                          133                53                23
Par value of stock issued in five-for-one stock split                     (970)
----------------------------------------------------------------------------------------------------------------------
Balance, Dec. 31                                                       $    65           $   902           $   849
----------------------------------------------------------------------------------------------------------------------
TREASURY STOCK:
Balance, Jan. 1                                                        $(2,550)          $(2,744)          $(2,348)
Shares purchased<F2> (8,244,500 shares in 1996
  and 30,850,080 shares in 1994)                                          (253)                               (478)
Net shares issued under employee stock plans<F2>
  (15,269,164 shares in 1996; 19,675,660 shares in 1995;
  and 8,647,650 shares in 1994)                                            142               194                82
----------------------------------------------------------------------------------------------------------------------
Balance, Dec. 31                                                       $(2,661)          $(2,550)          $(2,744)
----------------------------------------------------------------------------------------------------------------------
RESERVE FOR ESOP DEBT RETIREMENT:
Balance, Jan. 1                                                        $  (181)          $  (199)          $  (218)
Allocation of ESOP shares                                                    7                18                19
----------------------------------------------------------------------------------------------------------------------
Balance, Dec. 31                                                       $  (174)          $  (181)          $  (199)
----------------------------------------------------------------------------------------------------------------------
UNREALIZED INVESTMENT HOLDING GAIN:
Balance, Jan. 1                                                        $    34           $    19           $    15
Net change in market value                                                 (23)               15                 4
----------------------------------------------------------------------------------------------------------------------
Balance, Dec. 31                                                       $    11           $    34           $    19
----------------------------------------------------------------------------------------------------------------------
ACCUMULATED CURRENCY ADJUSTMENT:
Balance, Jan. 1                                                        $   101           $    33           $   (59)
Translation adjustments                                                    (91)               68                92
----------------------------------------------------------------------------------------------------------------------
Balance, Dec. 31                                                       $    10           $   101           $    33
----------------------------------------------------------------------------------------------------------------------
REINVESTED EARNINGS:
Balance, Jan. 1                                                        $ 5,097           $ 4,661           $ 4,325
Net income                                                                 385               739               622
Dividends (net of ESOP tax benefits)                                      (342)             (303)             (286)
Par value of stock issued in five-for-one stock split                     (345)
----------------------------------------------------------------------------------------------------------------------
Balance, Dec. 31                                                       $ 4,795           $ 5,097           $ 4,661
----------------------------------------------------------------------------------------------------------------------

The above statement should be read in conjunction with pages 50 - 61 of this report.
<F1>ESOP stands for Employee Stock Ownership Plan.
<F2>Adjusted for the 1996 five-for-one common stock split.

Key Financial Statistics<F2>                                              1996              1995              1994
----------------------------------------------------------------------------------------------------------------------
Stock Price<F3>                                         High           $    43-1/4       $    25           $    17-3/8
                                                         Low                23                13-3/4            13-3/8
                                                    Year-End                38-7/8            24-1/2            14-1/8
----------------------------------------------------------------------------------------------------------------------
Per Share                                          Dividends              .588              .540              .494
                                         Shareowners' Equity              6.31              6.46              5.29
----------------------------------------------------------------------------------------------------------------------
Average Daily Share Trading Volume (thousands of shares)                 1,052             1,710             1,880
----------------------------------------------------------------------------------------------------------------------

<F3>Based on daily reported high and low stock prices.

                                               1996 Monsanto Annual Report  49

Notes to Financial Statements

Where applicable, per share amounts and the number of shares have been restated to reflect the May 1996 five-for-one common stock split effected in the form of a stock dividend.

Significant Accounting Policies

Monsanto's significant accounting policies are italicized in the following Notes to Financial Statements. Previously reported amounts have been reclassified to make them consistent with the 1996 presentation.

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

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and that affect revenues and expenses during the period reported. Estimates are adjusted when necessary to reflect actual experience. Significant estimates are used when accounting for restructuring reserves, environmental reserves, self-insurance reserves, employee benefit plans, asset impairments, and contingencies.

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

As of Dec. 31, 1996, Monsanto had currency forward contracts to purchase $102 million and to sell $226 million and purchased currency option contracts to sell $87 million of other currencies, principally the Belgian franc, Japanese yen, German mark, Brazilian real and British pound sterling. Gains and losses on contracts that are designated and effective as hedges are deferred and are included in the recorded value of the transaction being hedged. Net deferred hedging losses as of Dec. 31, 1996, were not material. Gains and losses on other currency forward and option contracts are included in net income immediately. Monsanto is subject to loss if the counterparties to these contracts do not perform.

Restructuring and Other Actions

In December 1996, the board of directors approved a plan to spin off the company's chemical businesses to the shareowners. Under the spinoff, each Monsanto shareowner will receive a pro rata share of the voting common stock of the chemical businesses in a special dividend. The chemical businesses will become a separately traded, publicly held company. The spinoff is subject to several conditions, including shareowner approval. The company has filed a request for a ruling from the U.S. Internal Revenue Service that this transaction would be free from federal income taxes. Upon receipt of shareowner approval, the results from these businesses will be reported as a discontinued operation. In December 1996, the company recorded pretax restructuring and other special charges totaling $716 million ($500 million aftertax) to cover the exit costs incurred to separate the chemical businesses prior to shareowner approval; and the costs associated with the closure or rationalization of certain facilities, asset

50  1996 Monsanto Annual Report

Notes to Financial Statements

write-offs, and work force reductions. Approximately 2,500 positions are expected to be eliminated by these actions. Included in these charges were aftertax amounts for asset impairments totaling $73 million. These write-offs were necessary primarily because of excess production capacity. Asset values were written down to their discounted cash values, using appropriate discount rates.

In December 1995, the board of directors approved a restructuring plan. The pretax charge associated with these actions was $169 million ($125 million aftertax) and covered the costs of work force reductions, business consolidations, facility closures, and the exit from nonstrategic businesses and facilities. This plan was substantially completed by the end of 1996 and reduced employment by approximately 470 people.

The other actions taken in 1995 were associated with the formation of the Flexsys joint venture, which is discussed in "Principal Acquisitions and Divestitures." The venture partners, Monsanto and Akzo Nobel N.V., agreed to bear the one-time costs required to integrate their respective rubber chemicals businesses into the joint venture. For Monsanto, these integration costs, which totaled $40 million pretax ($25 million aftertax), were primarily for reducing the work force by approximately 120 people and for special termination benefits for approximately 300 people who transferred from Monsanto to the joint venture. The charge for these actions was recorded in the first quarter of 1995.

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

The components of the pretax expense (income) related to the restructuring programs and the other actions were:

                                                  1996           1995           1994
-------------------------------------------------------------------------------------
Cost of employee reductions                       $412          $  62           $ 68
Shutdown and consolidation
  of various facilities and
  departments                                       90            107            (25)
Asset impairments                                  107
Insurance-related settlement
  (income)                                                        (92)
Litigation settlement                                              41
Joint venture integration costs                                    40
Exit costs                                          84
Other costs (income)                                23            (20)           (22)
Gains on business sales                                          (189)           (14)
-------------------------------------------------------------------------------------
Total                                             $716          $ (51)          $  7
-------------------------------------------------------------------------------------

Restructuring expenses are recorded based on estimates prepared at the time the restructuring actions are approved by the board of directors. The balance in restructuring reserves as of Dec. 31, 1996, was $810 million. It is earmarked primarily for work force reduction costs, asset impairments, and the costs associated with the shutdown and consolidation of various facilities and departments. Management believes that the balance of these reserves as of Dec. 31, 1996, is adequate for completion of those activities. Restructuring actions during the last three years have reduced these liabilities by approximately $600 million. Approximately two-thirds of these reductions were recorded for write-offs and expenditures related to the termination or sale of nonstrategic products and facilities. The remaining reductions were primarily related to the cost of work force reduction programs, most of which have been completed.


                                               1996 Monsanto Annual Report  51

Notes to Financial Statements

The pretax expenses (income) related to the restructuring programs and the other unusual items were recorded in the Statement of Consolidated Income in the following categories:

                                                        1996           1995           1994
-------------------------------------------------------------------------------------------
Net sales                                                             $ (20)
Cost of goods sold                                      $ 84            (11)
Amortization of intangible assets                         23
Restructuring expenses and
  other special charges -- net                           632            156           $ 40
-------------------------------------------------------------------------------------------
Decrease in operating income                             739            125             40
Interest income                                                                        (33)
Gain on sale of styrenics
  plastics business                                                    (189)
Other (income) expense -- net<F1>                        (23)            13
-------------------------------------------------------------------------------------------
Total decrease (increase) in
income before income taxes                              $716          $ (51)          $  7
-------------------------------------------------------------------------------------------

<F1>In 1996, other expense included reversals of restructuring reserves that were no longer required, Monsanto's share of 1996 restructuring actions undertaken by the Flexsys joint venture, and minority interest associated with restructuring and other unusual items recorded by Calgene Inc. In 1995, other expense reflected Monsanto's share of 1995 restructuring actions undertaken by the Flexsys joint venture.

Net income decreased by $500 million, or $0.84 per share, in 1996; was increased by $11 million, or $0.02 per share, in 1995; and was reduced by $1 million, or less than $0.01 per share, in 1994 because of these restructurings and unusual items.

Principal Acquisitions and Divestitures

In February 1997, the company acquired the Asgrow Agronomics seed business from Empresas La Moderna S.A. for $240 million. In January 1997, Monsanto announced that it had reached separate agreements to acquire Holden's Foundation Seeds Inc., the world's leading foundation seed corn company, and Corn States Hybrid Service Inc. and Corn States International S.a.r.l., the exclusive worldwide marketing and sales representatives for Holden's products. The total costs of these acquisitions will be up to $1.02 billion. It is anticipated that one-time charges associated with acquired research will be recorded in conjunction with these acquisitions.

In March 1996, Monsanto acquired significant equity positions in Calgene Inc. and DeKalb Genetics Corp. In November 1996, Monsanto acquired a controlling interest in Calgene. This gave Monsanto the right to nominate five of the nine authorized directors on Calgene's board. The combined investment in these plant-science businesses totaled approximately $340 million. In May 1996, Monsanto acquired the plant-science assets of Agracetus from W.R. Grace & Co. for approximately $150 million.

In December 1995, Monsanto sold its worldwide styrenics plastics business. In a separate but related transaction, Monsanto sold its shares in Monsanto Premier Kasei Co. Ltd., a styrenics plastics manufacturing joint venture in Thailand, to one of its joint-venture partners. As a result of these transactions, Monsanto received $580 million, which resulted in an aftertax gain of $116 million (net of applicable income taxes of $73 million). Monsanto's results of operations for 1995 included net sales and operating income of $663 million and $12 million, respectively, from the styrenics plastics business.

In September 1995, Searle acquired the women's health care assets, primarily product rights, of the former Syntex Corp., a subsidiary of Roche Holding Ltd., for approximately $240 million. The results of operations for the acquired product rights were included in the Statement of Consolidated Income from the date of acquisition. The product rights are being amortized over 10 years.

In February 1995, Monsanto completed its acquisition of the worldwide business of Kelco, the specialty chemicals division of Merck & Co. Inc., for approximately $1.062 billion. The acquisition included total assets with a fair value of $1.172 billion and liabilities of $110 million. The excess of the purchase price over the estimated fair value of net assets acquired is being amortized over 30 years. The financial results of the Kelco business were included in the Statement of Consolidated Income from the date of acquisition. On a pro forma basis, results of operations for the year ended Dec. 31, 1994, would not have been significantly different if the acquisition had occurred at the beginning of that year.

In December 1994, Monsanto and Akzo Nobel N.V. agreed to form a 50-50 joint venture by combining their respective rubber chemicals businesses. On May 1, 1995, the joint venture, known as Flexsys L.P., began operations and is accounted for as an equity affiliate. Accordingly, Monsanto's share of Flexsys' earnings since that date has been reflected in "Other income (expense) -- net" in the Statement of Consolidated Income. Certain integration costs that were incurred by Monsanto upon the formation of the joint venture are more fully described in "Restructuring and Other Actions."


52  1996 Monsanto Annual Report

Notes to Financial Statements

Depreciation and Amortization
                                                        1996           1995           1994
-------------------------------------------------------------------------------------------
Depreciation                                            $434           $459           $442
Amortization of intangible assets                        128            119             81
Obsolescence                                              28             20             38
-------------------------------------------------------------------------------------------
Total                                                   $590           $598           $561
-------------------------------------------------------------------------------------------

Property, plant and equipment is recorded at cost. The cost of plant and equipment is depreciated over weighted average periods of 18 years for buildings and 10 years for machinery and equipment, by the straight-line method.

In 1996, total amortization of intangible assets reflected in the Statement of Consolidated Income includes $23 million of charges for asset impairments.

Intangible assets are recorded at cost less accumulated amortization. The components of intangible assets and their estimated remaining useful lives were:

                                              Estimated
                                          Remaining Life<F1>           1996           1995
-------------------------------------------------------------------------------------------
Goodwill                                          24                 $1,517         $1,370
Patents                                            7                     70             81
Other intangible assets                           12                    578            513
-------------------------------------------------------------------------------------------
Total                                                                $2,165         $1,964
-------------------------------------------------------------------------------------------

<F1>Weighted average, in years, as of Dec. 31, 1996.

Goodwill and other intangible assets increased in 1996, primarily because of the Calgene and Agracetus acquisitions.

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

Investments

Certain investments, primarily equity securities, are classified as available-for-sale securities, and are recorded at their market values. When a decline in market value is deemed other than temporary, the reduction to the investment in a security is charged to expense. As of Dec. 31, these equity securities were detailed as follows:

                                                                       1996           1995
-------------------------------------------------------------------------------------------
Aggregate fair value                                                    $80           $163
Gross unrealized holding:
   Gains                                                                 31             63
   Losses                                                                11              7
-------------------------------------------------------------------------------------------

In 1996, proceeds and realized gains from sales of available-for-sale securities were $80 million and $33 million, respectively.

Debt securities held are recorded at amortized cost, because the company has the ability and intent to hold these securities to their maturity date. Most of these securities mature in less than five years. As of Dec. 31, 1996 and 1995, the total amortized cost of these securities was $150 million and $272 million, respectively.

Inventory Valuation

Inventories are stated at cost or market, whichever is less. Actual cost is used to value raw materials and supplies. Standard cost, which approximates actual cost, is used to value finished goods and goods in process. Standard cost includes direct labor and raw materials, and manufacturing overhead based on practical capacity. The cost of certain inventories (66 percent as of Dec. 31, 1996) is determined by using the last-in, first-out (LIFO) method, which generally reflects the effects of inflation or deflation on cost of goods sold sooner than other inventory cost methods. The cost of other inventories generally is determined by using the first-in, first-out
(FIFO) method.

The components of inventories were:

                                                                       1996           1995
-------------------------------------------------------------------------------------------
Finished goods                                                       $  888         $  874
Goods in process                                                        334            305
Raw materials and supplies                                              461            434
-------------------------------------------------------------------------------------------
Inventories, at FIFO cost                                             1,683          1,613
Excess of FIFO over LIFO cost                                          (207)          (245)
-------------------------------------------------------------------------------------------
Total                                                                $1,476         $1,368
-------------------------------------------------------------------------------------------

Inventories at FIFO approximate current cost. The effect of 1995 LIFO inventory liquidations was primarily related to the sale of the styrenics plastics business and totaled $24 million. It was included in the gain on the sale of the styrenics plastics business.


                                               1996 Monsanto Annual Report  53

Notes to Financial Statements

Income Taxes

The components of income before income taxes were:

                                                        1996           1995           1994
-------------------------------------------------------------------------------------------
United States                                           $285         $  760           $447
Outside United States                                    255            327            448
-------------------------------------------------------------------------------------------
Total                                                   $540         $1,087           $895
-------------------------------------------------------------------------------------------

The components of income tax expense charged to operations were:

                                                        1996           1995           1994
-------------------------------------------------------------------------------------------
Current:
   U.S. federal                                         $ 61         $  288           $118
   U.S. state                                             17             19             17
   Outside United States                                 122            121             94
-------------------------------------------------------------------------------------------
                                                         200            428            229
-------------------------------------------------------------------------------------------
Deferred:
   U.S. federal                                           (4)           (80)             2
   U.S. state                                             (7)             9              3
   Outside United States                                 (34)            (9)            39
-------------------------------------------------------------------------------------------
                                                         (45)           (80)            44
-------------------------------------------------------------------------------------------
Total                                                   $155         $  348           $273
-------------------------------------------------------------------------------------------

Factors causing Monsanto's effective tax rate to differ from the U.S. federal statutory rate were:

                                                        1996           1995           1994
-------------------------------------------------------------------------------------------
U.S. federal statutory rate                               35%            35%            35%
Benefits attributable to:
   U.S. export earnings                                   (7)            (2)            (1)
   Puerto Rican operations                                (4)            (2)            (2)
Higher (lower) ex-U.S. rates                              --             --             --
Nondeductible goodwill                                     2              1              1
Nondeductible exit costs                                   6
Valuation allowances                                      --              1             (1)
U.S. state income taxes                                    1              2              1
Other                                                     (4)            (3)            (2)
-------------------------------------------------------------------------------------------
Effective income tax rate                                 29%            32%            31%
-------------------------------------------------------------------------------------------

Deferred income tax balances were related to:

                                                              1996                          1995
                                                       Asset      Liability          Asset      Liability
----------------------------------------------------------------------------------------------------------
Property                                               $(384)          $ 35          $(388)           $39
Postretirement benefits                                  539              6            508              7
Restructuring reserves                                   254            (19)           130             (3)
Environmental liabilities                                 54                            65
Inventory                                                 44                            38
Other                                                    305             28            312             42
Valuation allowances                                    (168)                          (90)
----------------------------------------------------------------------------------------------------------
Total                                                  $ 644           $ 50          $ 575            $85
----------------------------------------------------------------------------------------------------------

The balance in valuation allowances includes $107 million for Calgene as of Dec. 31, 1996, primarily related to net operating loss carryforwards. Monsanto cannot utilize these deferred tax assets as Calgene is not included in the company's consolidated tax return in 1996.

Income taxes and remittance taxes have not been recorded on $1.1 billion in undistributed earnings of subsidiaries, either because any taxes on dividends would be offset substantially by foreign tax credits or because Monsanto intends to reinvest those earnings indefinitely. If such earnings were paid as dividends, the estimated U.S. income tax would be $139 million.

Short-Term Debt and Credit Arrangements

Short-term debt was:

                                                              1996        1995
-------------------------------------------------------------------------------
Notes payable to banks                                        $129        $ 61
Commercial paper                                               332          93
Bank overdrafts                                                112         113
Current portion of long-term debt                               81          98
-------------------------------------------------------------------------------
Total                                                         $654        $365
-------------------------------------------------------------------------------
Weighted average interest rates
 of notes payable as of Dec. 31:
   Banks<F1>                                                   7.7%        7.0%
   Commercial paper                                            5.5%        5.8%
-------------------------------------------------------------------------------

<F1>Includes the effect of notes in certain countries where local inflation results in high interest rates.

Monsanto had aggregate short-term loan facilities of $450 million, under which loans totaling $129 million were outstanding as of Dec. 31, 1996. Interest on these loans is related to various bank rates. Monsanto has a $1 billion credit facility, expiring in 2001, which allows the company to request that lenders increase their commitments up to an aggregate of $1.6 billion. There were no borrowings under this credit facility as of Dec. 31, 1996. This facility is used to support the issuance of commercial paper. Interest on amounts borrowed under this agreement is expected to be at money market rates. Covenants under this credit facility restrict maximum borrowings. The company does not anticipate that future borrowings will be limited by the terms of this agreement.


54  1996 Monsanto Annual Report

Notes to Financial Statements

Long-Term Debt

Long-term debt (exclusive of current maturities) was:

                                                              1996        1995
-------------------------------------------------------------------------------
Industrial revenue bond obligations,
  average rate in 1996 of 5.24%,
  due 1998 to 2028                                          $  338      $  335
Medium-term notes, rates in 1996
  ranging from 8.55% to 9%,
  due 1998 to 2005                                             145         185
Commercial paper<F1>                                           325         425
6% notes due 2000                                              150         150
7.09% and 8.13% amortizing ESOP<F2>
  notes and debentures due 2000 and
  2006, guaranteed by the company                              138         150
8-7/8% debentures due 2009                                      99          99
5.6% yen note due 2016                                          88
8.7% debentures due 2021                                       100         100
8.2% debentures due 2025                                       150         150
Other                                                           75          73
-------------------------------------------------------------------------------
Total                                                       $1,608      $1,667
-------------------------------------------------------------------------------

<F1>$150 million swapped to an effective rate of 8.6 percent through
    February 1996.
<F2>ESOP stands for Employee Stock Ownership Plan.

Maturities and sinking-fund requirements on long-term debt are $81 million in 1997, $81 million in 1998, $77 million in 1999, $207 million in 2000, and $50 million in 2001.

Commercial paper balances of $325 million and $425 million as of Dec. 31, 1996 and 1995, respectively, have been classified as long-term debt. Monsanto has the ability and intent to renew these obligations beyond 1997.

Interest-rate swap agreements are used to reduce interest rate risks and to manage interest expense. By entering into these agreements, the company changes the fixed/variable interest-rate mix of its debt portfolio. As of Dec. 31, 1996, Monsanto was party to interest-rate swap agreements with an aggregate notional principal amount of $165 million related to existing debt. The agreements effectively convert floating-rate debt into fixed-rate debt. This reduces the company's risk of incurring higher interest costs in periods of rising interest rates. Monsanto is subject to loss if the counterparties to these agreements do not perform. Interest differentials to be paid or received because of swap agreements are accrued as interest rates change over the related debt period.

Fair Values of Financial Instruments

The estimated fair values of Monsanto's financial instruments were:

                                                        1996                          1995
----------------------------------------------------------------------------------------------------
                                              Recorded           Fair       Recorded           Fair
                                                Amount          Value         Amount          Value
----------------------------------------------------------------------------------------------------
Assets:
Investments in
  securities and
  other assets                                  $  210         $  229         $  378         $  433

Liabilities:
Currency swaps                                      --              1              1              4
Interest-rate swaps                                  1             12              5             19
Long-term debt                                   1,608          1,681          1,667          1,781
----------------------------------------------------------------------------------------------------

The recorded amounts of cash, trade receivables, discounted receivables, third-party guarantees, foreign currency forward contracts, accounts payable, and short-term debt approximate their fair values.

Fair values are estimated by the use of quoted market prices, estimates obtained from brokers, and other appropriate valuation techniques based on information available as of Dec. 31, 1996. The fair-value estimates do not necessarily reflect the values Monsanto could realize in the current market.

Postretirement Benefits -- Pensions

Most Monsanto employees are covered by noncontributory pension plans. The components of pension cost were:

                                                  1996        1995        1994
-------------------------------------------------------------------------------
Service cost for benefits
  earned during the year                         $  83       $  70       $  75
Interest cost on benefit
  obligation                                       287         291         269
Assumed return on
  plan assets<F1>                                 (322)       (326)       (317)
Amortization of
  unrecognized net (gain) loss                       9         (25)        (12)
-------------------------------------------------------------------------------
Total                                            $  57       $  10       $  15
-------------------------------------------------------------------------------

<F1>Actual returns (losses) on plan assets were $558 million, $671 million and $(142) million in 1996, 1995 and 1994, respectively.

                                               1996 Monsanto Annual Report  55

Notes to Financial Statements

Pension benefits are based on the employee's years of service and/or compensation level. Pension plans are funded in accordance with Monsanto's long-range projections of the plans' financial conditions. These projections take into account benefits earned and expected to be earned, anticipated returns on pension plan assets, and income tax and other regulations.

Pension costs are determined through the use of the preceding year-end rate assumptions. Assumptions used as of Dec. 31 for the principal plans were:

                                                 1996        1995        1994
-------------------------------------------------------------------------------
Discount rate                                    7.50%       7.25%       8.50%
Assumed long-term rate
  of return on plan assets                       9.50%       9.50%       9.50%
Annual rates of salary increase
  (for plans that base benefits
  on final compensation level)                   4.50%       4.50%       5.00%
-------------------------------------------------------------------------------

The funded status of Monsanto's pension plans at year-end was:

                                                              1996        1995
-------------------------------------------------------------------------------
Plan assets at fair value                                   $3,817      $3,690
-------------------------------------------------------------------------------
Actuarial present value of plan benefits:
  Vested                                                    $3,495      $3,457
  Nonvested                                                    154         145
-------------------------------------------------------------------------------
Accumulated benefit obligation                               3,649       3,602
Effect of projected future
  salary increases                                             377         385
-------------------------------------------------------------------------------
Projected benefit obligation<F1>                            $4,026      $3,987
-------------------------------------------------------------------------------
Deficiency of plan assets over
  projected benefit obligation                              $ (209)     $ (297)
Less:
  Unrecognized initial net gain                                 94         119
  Unrecognized prior service costs                            (264)       (192)
  Unrecognized subsequent
    net gain (loss)                                            241          (5)
-------------------------------------------------------------------------------
Accrued net pension liability<F2>                           $  280      $  219
-------------------------------------------------------------------------------

<F1>Included $228 million in 1996 and $204 million in 1995 for unfunded plans.
<F2>Included $138 million in 1996 and $152 million in 1995 for unfunded plans.

The accrued net pension liability was included in:

Postretirement liabilities                                    $348        $277
Less other assets                                              (68)        (58)
-------------------------------------------------------------------------------
Accrued net pension liability                                 $280        $219
-------------------------------------------------------------------------------

Included in the preceding table are plan assets and projected benefit obligations for the principal U.S. plans of approximately $3.327 billion and $3.264 billion, respectively, as of Dec. 31, 1996.

Plan assets consist principally of common stocks and U.S. government and corporate obligations. Contributions to these plans were neither required nor made in 1996, 1995 and 1994 because the company's principal pension plans are adequately funded, using assumed returns.

Postretirement Benefits--Health Care and Other

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

The components of the cost of these postretirement benefits, principally health care and life insurance, were:

                                                  1996        1995        1994
-------------------------------------------------------------------------------
Service cost for benefits earned
  during the year                                 $ 25        $ 21        $ 23
Interest cost on benefit obligation                 88          94          87
Amortization of unrecognized
  net (gain) loss                                    2          (2)          7
-------------------------------------------------------------------------------
Total                                             $115        $113        $117
-------------------------------------------------------------------------------

Postretirement costs are determined by using the preceding year-end rate assumptions. Assumptions used as of Dec. 31 for the principal plans were:

                                                 1996        1995        1994
-------------------------------------------------------------------------------
Discount rate                                    7.50%       7.25%       8.50%
Initial trend rate for
  health care costs<F1>                          8.00%       9.00%      11.50%
Ultimate trend rate
  for health care costs                          5.00%       5.00%       5.50%
-------------------------------------------------------------------------------

<F1>The initial trend rate for health care costs declines by 1 percent per year to 5 percent for years after the year 2001.

A 1 percent increase in the assumed trend rate for health care costs would have increased the cost of 1996 postretirement health care benefits by $4 million and the accumulated benefit obligation by $48 million as of Dec. 31, 1996.


56  1996 Monsanto Annual Report

Notes to Financial Statements

As of Dec. 31, the status of Monsanto's postretirement health care and life insurance benefit plans, and employee disability benefit plans was:

                                                              1996        1995
-------------------------------------------------------------------------------
Accumulated benefit obligation:
  Retirees                                                  $  938      $1,006
  Eligible active employees                                     60          52
  Other active employees                                       251         213
-------------------------------------------------------------------------------
Total                                                       $1,249      $1,271
-------------------------------------------------------------------------------
  Unrecognized benefits from
    prior service                                               27          34
  Unrecognized subsequent
    net loss                                                   (28)        (81)
-------------------------------------------------------------------------------
Accrued liability                                           $1,248      $1,224
-------------------------------------------------------------------------------

  The accrued liability was included in:

Miscellaneous accruals                                      $   88      $   86
Postretirement liabilities                                   1,160       1,138
-------------------------------------------------------------------------------
Accrued liability                                           $1,248      $1,224
-------------------------------------------------------------------------------

The assumptions used to compute the accumulated benefit obligation of the principal plans were changed as of Dec. 31, 1996. That resulted in a decrease of approximately $28 million in the obligation.

Employee Savings Plans

For some employee savings plans, employee contributions are matched in part by Monsanto. The value of these contributions for such plans was $30 million in each of the years 1996, 1995 and 1994.

Monsanto has established an Employee Stock Ownership Plan (ESOP), which holds
18.6 million shares of Monsanto common stock as of Dec. 31, 1996. The ESOP acquired shares by using proceeds from the issuance of long-term notes and debentures that are guaranteed by Monsanto. The ESOP also borrowed $50 million from Monsanto. A portion of the ESOP shares is allocated each year to employee savings accounts as matching contributions. In 1996, 752,515 shares were allocated to participants under the plan, leaving 12,623,080 unallocated shares as of Dec. 31, 1996. Unallocated shares held by the ESOP are considered outstanding for earnings per share calculations. Compensation expense is equal to the cost of the shares allocated to participants, less dividends paid on the shares held by the ESOP. Dividends on the common stock owned by the ESOP are being used to repay the ESOP borrowings, which totaled $180 million as of Dec. 31, 1996.

                                                  1996        1995        1994
-------------------------------------------------------------------------------
Total ESOP expense                                 $17         $26         $29
Interest portion of total
  ESOP expense                                      14          16          17
Cash contribution                                   16          18          19
Dividends paid on ESOP
  shares held                                       11          10           9
-------------------------------------------------------------------------------

Stock Option Plans

Effective Jan. 1, 1996, Monsanto adopted Statement of Financial Accounting Standard (SFAS) No. 123, "Accounting for Stock-Based Compensation." As permitted by the standard, the company has elected to continue following the guidance of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," for measurement and recognition of stock-based transactions with employees. Accordingly, no compensation cost has been recognized for the company's option plans. Had the determination of compensation cost for these plans been based on the fair value at the grant dates for awards under these plans, consistent with the method of SFAS No. 123, the company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                              1996        1995
-------------------------------------------------------------------------------
Net income:
  As reported                                                $ 385       $ 739
  Pro forma                                                    305         721

Earnings per share:
  As reported                                                $0.64       $1.27
  Pro forma                                                   0.52        1.24
-------------------------------------------------------------------------------

The resulting compensation expense may not be representative of compensation expense to be incurred on a pro forma basis in future years.

The company has two fixed option plans. Under the Management Incentive Plan of 1996, the company may grant options to key officers and management employees for up to 46,250,000 shares of common stock. Under this plan, the exercise price of each option equals not less than the fair market value of the company's stock on the date of grant, and an option's maximum term is 10 years. Options are granted at the discretion of the board of directors' Executive Compensation and Development Committee (the committee) or its delegate. Options generally vest upon the earlier of the achievement of business performance targets or upon the ninth anniversary of the option grant date. Options granted to senior management vest upon the attainment of pre-established

                                               1996 Monsanto Annual Report  57

Notes to Financial Statements

prices within specified time periods. Under the company's Shared Success Stock Option Plan, the majority of regular full-time and regular part-time employees of the company have been granted options on 200 shares of common stock. The maximum number of shares for which stock options may be granted under this plan totals 13,500,000. Approximately 5,246,200 options, which vest in April 1999, are outstanding under this plan. Under this plan, the exercise price of each option is determined by the committee and generally equals the market price of the company's stock on the date of grant. An option's maximum term is 10 years.

The fair value of each option grant is estimated on the date of grant by using the Black-Scholes option-pricing model. The following weighted-average assumptions were used for grants in 1996 and 1995:

                                                             1996        1995
-------------------------------------------------------------------------------
Expected dividend yield                                       1.5%        3.0%
Expected volatility                                          25.0%       20.0%
Risk-free interest rates                                      6.0%        7.1%
Expected option lives (years)                                 4.0         4.5
-------------------------------------------------------------------------------

A summary of the status of the company's stock option plans for the three-year period ended Dec. 31, 1996, follows:

                                                           Outstanding
                                              -------------------------------------
                                                                      Weighted-
                         Exercisable                                   Average
                            Shares                  Shares          Exercise Price
-----------------------------------------------------------------------------------
Dec. 31, 1993             28,620,625              66,313,025            $10.74
-----------------------------------------------------------------------------------
1994:
  Granted                                         12,896,470             15.55
  Exercised                                       (9,106,225)             9.83
  Expired                                         (1,559,370)            10.02
-----------------------------------------------------------------------------------
Dec. 31, 1994             35,842,995              68,543,900             11.75
-----------------------------------------------------------------------------------
1995:
  Granted                                          7,278,725             16.01
  Exercised                                      (20,135,570)            10.83
  Expired                                           (417,745)            14.12
-----------------------------------------------------------------------------------
Dec. 31, 1995             45,383,790              55,269,310             12.63
-----------------------------------------------------------------------------------
1996:
  Granted                                         25,004,150             33.38
  Exercised                                      (16,327,617)            11.93
  Expired                                           (801,605)            22.59
-----------------------------------------------------------------------------------
Dec. 31, 1996             38,362,943              63,144,238             20.90
-----------------------------------------------------------------------------------

The weighted-average fair values of options granted during 1996 and 1995 were $6.43 and $3.99, respectively.

The following tables summarize information about stock options outstanding as of Dec. 31, 1996:

Options Outstanding
--------------------------------------------------------------------------------------------------
                                                  Weighted-Average                   Weighted-
  Range of                                            Remaining                       Average
Exercise Prices                      Shares       Contractual Life                 Exercise Price
--------------------------------------------------------------------------------------------------
 $ 6 to  9                          2,556,640            1.6 years                     $ 8.42
  10 to 14                         21,777,088            5.3                            11.57
  15 to 18                         14,114,885            7.5                            15.70
  20 to 29                          6,326,575            9.1                            26.96
  30 to 36                         11,817,050            9.3                            31.84
  40 to 55                          6,552,000            9.4                            42.39
--------------------------------------------------------------------------------------------------
 $ 6 to 55                         63,144,238            7.2                           $20.90
--------------------------------------------------------------------------------------------------

Options Exercisable
--------------------------------------------------------------------------------------------------
                                                                                     Weighted-
  Range of                                                                            Average
Exercise Prices                      Shares                                        Exercise Price
--------------------------------------------------------------------------------------------------
 $ 6 to  9                          2,556,640                                          $ 8.42
  10 to 14                         21,672,088                                           11.56
  15 to 18                         14,074,715                                           15.70
  20 to 29                             59,500                                           20.38
--------------------------------------------------------------------------------------------------
 $ 6 to 55                         38,362,943                                          $12.88
--------------------------------------------------------------------------------------------------

In February 1994, Monsanto established a grantor trust and contributed 12.5 million shares of Monsanto common stock to be used to satisfy compensation and benefit arrangements and obligations, including issuance of shares upon the exercise of certain stock options. Shares held by the grantor trust are included in earnings per share calculations only after they are transferred to employees.

Earnings Per Share

Earnings per share were computed using the weighted average number of common shares and common share equivalents outstanding each year (598,865,032 in 1996; 580,639,360 in 1995; and 584,924,800 in 1994). Common share equivalents
(17,659,844 in 1996; 13,391,325 in 1995; and 11,996,225 in 1994) consist primarily of common stock issuable upon exercise of outstanding stock options. Earnings per share assuming full dilution were not significantly different from the primary amounts.


58  1996 Monsanto Annual Report

Notes to Financial Statements

Capital Stock

As of Dec. 31, 1996, there were 41,407,595 common shares reserved for employee stock options.

In January 1990, the company's board of directors declared a dividend of one preferred stock purchase right on each then-outstanding share of the company's common stock. If a person or group acquires beneficial ownership of 20 percent or more, or announces a tender offer that would result in beneficial ownership of 20 percent or more, of the company's outstanding common stock, the rights become exercisable and, as a result of two subsequent stock splits, for every 10 rights held, the owner will be entitled to purchase one one-hundredth of a share of a new series of preferred stock for $450. If Monsanto is acquired in a business combination transaction while the rights are outstanding, for every 10 rights held, the holder will be entitled to purchase, for $450, common shares of the acquiring company having a market value of $900. In addition, if a person or group acquires beneficial ownership of 20 percent or more of the company's outstanding common stock, for every 10 rights held, the holder (other than such person or members of such group) will be entitled to purchase, for $450, a number of shares of the company's common stock having a market value of $900. Furthermore, at any time after a person or group acquires beneficial ownership of 20 percent or more (but less than 50 percent) of the company's outstanding common stock, the board of directors may, at its option, exchange part or all of the rights (other than rights held by the acquiring person or group) for shares of the company's common stock on a one share-for-every-10-rights basis. At any time prior to the acquisition of such a 20 percent position, the company can redeem each right for $0.001. The board of directors is also authorized to reduce the aforementioned 20 percent thresholds to not less than 10 percent. The rights expire in the year 2000.

Commitments and Contingencies

Commitments, principally in connection with uncompleted additions to property, were approximately $90 million as of Dec. 31, 1996. Excluding the ESOP notes and debentures, Monsanto was contingently liable as a guarantor for bank loans and for discounted customers' receivables totaling approximately $172 million and $388 million as of Dec. 31, 1996 and 1995, respectively. Future minimum payments under noncancelable operating leases and unconditional inventory purchases are $161 million for 1997, $122 million for 1998, $78 million for 1999, $29 million for 2000, $20 million for 2001, and $56 million thereafter.

The more significant concentrations in Monsanto's trade receivables at year-end were:

                                                                    1996        1995
-------------------------------------------------------------------------------------
U.S. agricultural product distributors                              $361        $257
European agricultural product
 distributors                                                        156         117
Pharmaceutical distributors worldwide                                399         357
Customers in the former Soviet Union                                  46          21
-------------------------------------------------------------------------------------

Management does not anticipate losses on its trade receivables in excess of established allowances.

Costs for remediation of waste disposal sites are accrued in the accounting period in which the responsibility is established and when the cost is estimable. Monsanto's Statement of Consolidated Financial Position included accrued liabilities of $175 million and $210 million as of Dec. 31, 1996 and 1995, respectively, for the remediation of identified waste disposal sites. Expenditures related to remediation activities were $62 million in 1996, $74 million in 1995, and $65 million in 1994.

Monsanto's future remediation expenses for waste disposal sites are affected by a number of uncertainties, including, but not limited to, the method and extent of remediation, the percentage of material attributable to Monsanto at the sites relative to that attributable to other parties, and the financial capabilities of the other potentially responsible parties (PRPs). Because of the uncertainties associated with remediation activities, Monsanto's potential future expenses to remediate these sites could approximate an additional $60 million.


                                               1996 Monsanto Annual Report  59

Notes to Financial Statements

Postclosure and remediation costs for hazardous and other waste facilities at operating locations are accrued over the estimated life of the facility as part of its anticipated closure cost. Monsanto's estimated closure costs for these facilities could reach approximately $75 million based upon existing technology and currently available information. Uncertainties related to these costs include evolving government standards, the method and extent of remediation, and future changes in technology.

In October 1996, the American Institute of Certified Public Accountants issued Statement of Position (SOP) 96-1, "Environmental Remediation Liabilities," which is effective for Monsanto in 1997. SOP 96-1 establishes authoritative guidance regarding the recognition, measurement and disclosure of environmental remediation liabilities. The preliminary estimate of the one-time charge resulting from the adoption of this statement is in the range of $20 million to $25 million aftertax.

Monsanto is a party to a number of lawsuits and claims, which it is vigorously defending. Such matters arise out of the normal course of business and relate to product liability, government regulation, including environmental issues, and other issues. Certain of the lawsuits and claims seek damages in very large amounts.

Although the results of litigation cannot be predicted with certainty, management's belief, based upon the advice of company counsel, is that the final outcome of such litigation will not have a material adverse effect on Monsanto's consolidated financial position, profitability or liquidity in any one year, as applicable.

Supplemental Data

Supplemental income statement data were:

                                                  1996              1995              1994
-------------------------------------------------------------------------------------------
Raw material and
  energy costs                                  $2,178            $2,265            $2,375
Employee compensation
  and benefits                                   2,184             2,283             2,193
Current income and
  other taxes                                      491               681               477
Rent expense                                       140               133               124
-------------------------------------------------------------------------------------------
Technological expenses:
  Research and development                         728               658               609
  Engineering, commercial
    development and patent                          60                55                65
-------------------------------------------------------------------------------------------
Total technological expenses                       788               713               674
-------------------------------------------------------------------------------------------
Interest expense:
  Total interest cost                              185               201               141
  Less capitalized interest                        (14)              (11)              (10)
-------------------------------------------------------------------------------------------
Net interest expense                               171               190               131
-------------------------------------------------------------------------------------------
Currency losses including
  equity in affiliates'
  currency gains and losses                          8                 9                23
-------------------------------------------------------------------------------------------

Segment Information

Certain segment data and geographic data for 1996, 1995 and 1994 that appear on pages 34 and 43 are integral parts of the accompanying financial statements. The company's principal product lines are discussed in the segment data.


60  1996 Monsanto Annual Report

Notes to Financial Statements

Quarterly Data -- Unaudited
                                    First         Second          Third         Fourth           Total
                                   Quarter        Quarter        Quarter        Quarter           Year
----------------------------------------------------------------------------------------------------------
Net Sales
----------------------------------------------------------------------------------------------------------
1996                                $2,304         $2,579         $2,176         $2,203         $9,262
1995                                 2,318          2,482          2,048          2,114          8,962
1994                                 2,001          2,269          1,912          2,090          8,272
----------------------------------------------------------------------------------------------------------
Gross Profit
----------------------------------------------------------------------------------------------------------
1996                                 1,117          1,283          1,028            916          4,344
1995                                   994          1,124            868            867          3,853
1994                                   893          1,045            733            827          3,498
----------------------------------------------------------------------------------------------------------
Operating Income (Loss)
----------------------------------------------------------------------------------------------------------
1996                                   405            512            281           (601)           597
1995                                   361            445            224            (45)           985
1994                                   319            397            131             76            923
----------------------------------------------------------------------------------------------------------
Net Income (Loss)
----------------------------------------------------------------------------------------------------------
1996                                   260            365            170           (410)           385
1995                                   229            290            140             80            739
1994                                   194            258            116             54            622
----------------------------------------------------------------------------------------------------------
Earnings (Loss) per Share
----------------------------------------------------------------------------------------------------------
1996                                  0.43           0.62           0.28          (0.69)          0.64
1995                                  0.40           0.51           0.23           0.13           1.27
1994                                  0.33           0.44           0.19           0.10           1.06
----------------------------------------------------------------------------------------------------------
Dividends per Share
----------------------------------------------------------------------------------------------------------
1996                                 0.138          0.150          0.150          0.150          0.588
1995                                 0.126          0.138          0.138          0.138          0.540
1994                                 0.116          0.126          0.126          0.126          0.494
----------------------------------------------------------------------------------------------------------

Common Stock Price
----------------------------------------------------------------------------------------------------------
1996
----------------------------------------------------------------------------------------------------------
High                                    31-3/4         34-1/2         37-7/8         43-1/4         43-1/4
Low                                     23             28-1/8         26-1/8         36-1/2         23
----------------------------------------------------------------------------------------------------------
1995
----------------------------------------------------------------------------------------------------------
High                                    16-1/8         18-1/4         20-7/8         25             25
Low                                     13-5/8         15-7/8         18             19-1/2         13-3/4
----------------------------------------------------------------------------------------------------------
1994
----------------------------------------------------------------------------------------------------------
High                                    16-1/4         16-3/4         17-3/8         16-1/8         17-3/8
Low                                     14-1/2         14-3/4         15             13-3/8         13-3/8
----------------------------------------------------------------------------------------------------------

Historically, Monsanto's net income is higher during the first half of the year, primarily because of the concentration of generally more profitable sales of the Agricultural Products segment during that part of the year.

Net income for the fourth quarter of 1996 included an aftertax charge of $500 million, or $0.84 per share, associated with the exit from the company's chemical businesses, the proposed spinoff and other unusual items.

Net income in the first quarter of 1995 included an aftertax gain of $25 million, or $0.04 per share, for insurance-related settlement payments and an aftertax charge of $25 million, or $0.04 per share, for integration costs related to the formation of the Flexsys joint venture.

In the third quarter of 1995, net income included an aftertax gain of $32 million, or $0.06 per share, for the receipt of settlement payments related to environmental insurance litigation, and an aftertax charge of $25 million, or $0.04 per share, for the settlement of a lawsuit related to a Superfund site in La Marque, Texas. Third-quarter net income also included favorable adjustments of approximately $13 million aftertax, or $0.02 per share, related to certain sales rebate programs in the United States for product sales made in prior years.

Net income for the fourth quarter of 1995 included an aftertax charge of $125 million, or $0.22 per share, for restructuring actions and an aftertax gain of $116 million, or $0.20 per share, resulting from the sale of the styrenics plastics business.

In the third quarter of 1994, net income included an aftertax gain of $21 million, or $0.04 per share, for interest on the amount of the settlement of certain tax matters with the U.S. Internal Revenue Service related to the 1985 acquisition of Searle.

Net income for the fourth quarter of 1994 included an aftertax expense of $55 million, or $0.09 per share, for a work force reduction plan approved by the board of directors and for costs to close or to exit from certain facilities and programs. Also included in the quarter was an aftertax gain of $33 million, or $0.06 per share, from the reversal of excess restructuring reserves from prior years.


                                               1996 Monsanto Annual Report  61

Financial Summary
(Dollars in millions, except per share)      1996<F1>     1995<F2>      1994<F3>       1993<F4>     1992<F5>    1991<F6>
----------------------------------------------------------------------------------------------------------------------------
Operating Results
Net Sales                                     $ 9,262      $ 8,962       $ 8,272        $ 7,902      $ 7,763     $ 7,936
Gross Profit                                    4,344        3,853         3,498          3,338        3,053       3,417
  As a Percent of Sales                            47%          43%           42%            42%          39%         43%
Operating Income                                  597          985           923            810           58         475
  As a Percent of Net Sales                         6%          11%           11%            10%           1%          6%
Income (Loss) from Continuing Operations          385          739           622            494         (126)        238
  As a Percent of Net Sales                         4%           8%            8%             6%          (2)%         3%
Income from Discontinued Operations                                                                      578          58
Cumulative Effect of Accounting Changes                                                                 (540)
Net Income (Loss)                                 385          739           622            494          (88)        296
Return on Shareowners' Equity                    10.4%        22.1%         21.4%          16.9%        (2.6)%       7.6%
----------------------------------------------------------------------------------------------------------------------------
Earnings per Share<F7>
Income (Loss) from Continuing Operations      $  0.64      $  1.27       $  1.06        $  0.82      $ (0.20)    $  0.37
Net Income (Loss)                                0.64         1.27          1.06           0.82        (0.14)       0.47
----------------------------------------------------------------------------------------------------------------------------
Year-End Financial Position
Total Assets                                  $11,191      $10,611       $ 8,891        $ 8,640      $ 9,085     $ 9,227
Working Capital                                   939        1,493         1,448          1,377        1,512       1,536
----------------------------------------------------------------------------------------------------------------------------
Property, Plant and Equipment:
  Gross                                       $ 7,588      $ 7,237       $ 7,555        $ 7,382      $ 7,602     $ 7,510
  Net                                           3,013        2,832         2,817          2,802        3,005       3,191
----------------------------------------------------------------------------------------------------------------------------
Long-Term Debt                                $ 1,608      $ 1,667       $ 1,405        $ 1,502      $ 1,423     $ 1,871
Shareowners' Equity                             3,690        3,732         2,948          2,855        3,005       3,654
----------------------------------------------------------------------------------------------------------------------------
Current Ratio                                     1.3          1.5           1.6            1.6          1.6         1.7
Percent of Total Debt to Total
  Capitalization                                   38%          35%           37%            38%          36%         38%
----------------------------------------------------------------------------------------------------------------------------
Other Data
Property, Plant and Equipment Purchases       $   692      $   500       $   409        $   437      $   586     $   554
Depreciation and Amortization                     590          598           561            572          765         714
Interest Expense                                  171          190           131            129          169         166
Research and Development Expenses                 728          658           609            626          651         610
Income Taxes                                      155          348           273            235          (48)        116
Cash Provided by Continuing Operations          1,203          823         1,300          1,022          912       1,180
----------------------------------------------------------------------------------------------------------------------------
Stock Price:<7>
  High                                        $    43-1/4  $    25       $    17-3/8    $    15      $    14-1/4 $    15-1/4
  Low                                              23           13-3/4        13-3/8          9-7/8        9-7/8       9-1/4
  Year-End                                         38-7/8       24-1/2        14-1/8         14-3/4       11-5/8      13-5/8
Price/Earnings Ratio on Year-End Stock Price       60           19            13             18           --          29
----------------------------------------------------------------------------------------------------------------------------
Five-Year Market Return to Shareowners<F8>        334%         298%          139%           198%         147%        182%
----------------------------------------------------------------------------------------------------------------------------
Per Share:<F7>
  Dividends                                   $ 0.588      $ 0.540       $ 0.494        $ 0.460      $ 0.440     $ 0.409
  Shareowners' Equity                            6.31         6.46          5.29           4.92         4.99        5.94
----------------------------------------------------------------------------------------------------------------------------
Shareowners (year-end)                         54,828       50,745        53,694         56,601       60,074      60,152
----------------------------------------------------------------------------------------------------------------------------
Shares Outstanding (year-end, in
  millions)<F7>                                   584          575           560            580          600         615
----------------------------------------------------------------------------------------------------------------------------
Employees (year-end)                           28,000       28,500        29,400         30,000       33,800      39,300
----------------------------------------------------------------------------------------------------------------------------

<F1>Net income for 1996 included restructuring and other special charges of
    $500 million, or $0.84 per share, associated with the exit from the company's chemical businesses, the proposed spinoff, and other unusual items.
<F2>Net income for 1995 included net restructuring expenses and other unusual items of $105 million, or $0.18 per share, and the gain on the sale of the styrenics plastics business of $116 million, or $0.20 per share.
<F3>Net income for 1994 included a net aftertax loss for restructuring and other unusual items of $1 million, or less than $0.01 per share.
<F4>Net income for 1993 included a net aftertax gain for restructuring and other unusual items of $15 million, or $0.02 per share.
<F5>Loss from continuing operations and net loss for 1992 included a net aftertax loss for restructuring and other unusual items of $472 million, or $0.76 per share.
<F6>Net income for 1991 included net restructuring expenses of $325 million, or $0.51 per share.
<F7>Per share amounts and shares outstanding were restated to reflect the May
    1996 five-for-one stock split.
<F8>Assumes reinvestment of quarterly dividends.

62  1996 Monsanto Annual Report

                                    APPENDIX

1. In Exhibit 13 to the printed Form 10-K, the following bar graphs appear, all depicting data for 1994, 1995 and 1996: on page 34, "Sales Volume Index"; "Selling Price Index" and "Raw Material Cost Index"; on page 35, "Agricultural Products Net Sales"; on page 36, "Agricultural Products Operating Measures"; on page 37, "Pharmaceuticals Net Sales"; on page 38, "Pharmaceuticals Operating Measures"; on page 39, "Food Ingredients Operating Measures"; on page 41, "Chemicals Net Sales" and "Chemicals Operating Measures"; and on page 47, "Cash Provided by Operations". On page 35, a pie-chart graph entitled "1996 Net Sales" appears, depicting a percentage breakdown of Monsanto's 1996 net sales by segment.
2. Throughout the electronic submission of Exhibit 13, trademarks are designated on each page by the letter "R" in parentheses or the letters "TM" in parentheses; whereas in the printed copy of the annual report, all trademarks are indicated by special type.