Form 10-K405, Exhibit 13
period 1997-12-31
MONSANTO CO
filed 1998-03-17
CIK 67686

Financial Section Contents

Management Report
Page 28

Finance Committee Report, Independent Auditors' Report
Page 29

Statement of Consolidated Income
Page 30

Statement of Consolidated Financial Position
Page 44

Statement of Consolidated Cash Flow
Page 46

Statement of Consolidated Shareowners' Equity
Page 50

Notes to Financial Statements
Page 51

Financial Summary
Page 62

Unless otherwise indicated by the context, "Monsanto" means Monsanto Company and consolidated subsidiaries, and "the company" means Monsanto Company only. Unless otherwise indicated, "earnings per share" means diluted earnings per share. In tables, all dollars are in millions, except per share data.

===============================================================================
MANAGEMENT REPORT
===============================================================================

Monsanto Company's management is responsible for the fair presentation and consistency, in accordance with generally accepted accounting principles, of all the financial information included in this annual report. Where necessary, the information reflects management's best estimates and judgments.
      Management is also responsible for maintaining a system of internal accounting controls with the objectives of providing reasonable assurance that Monsanto's assets are safeguarded against material loss from unauthorized use or disposition and that authorized transactions are properly recorded to permit the preparation of accurate financial information. Cost/benefit judgments are an important consideration in this regard. The effectiveness of internal controls is maintained by personnel selection and training, division of responsibilities, establishment and communication of policies, and ongoing internal review programs and audits.
      Management believes that Monsanto's system of internal accounting controls as of Dec. 31, 1997, was effective and adequate to accomplish the objectives described above.


/s/ Robert B. Shapiro

Robert B. Shapiro
Chairman and
Chief Executive Officer



/s/ Robert B. Hoffman

Robert B. Hoffman
Vice Chairman and
Chief Financial Officer

Feb. 27, 1998

28  1997 Monsanto Annual Report

===============================================================================
FINANCE COMMITTEE REPORT
===============================================================================

The finance committee assumed the responsibilities of the audit committee as the board of directors was reorganized following the spinoff of the company's chemical businesses in 1997. After its formation in September, the committee met three times in 1997. The committee is composed of four nonemployee members of the board. As part of its duties, the committee reviews and monitors Monsanto's internal accounting controls, financial reports, accounting practices, and the scope and effectiveness of the audits performed by the independent auditors and internal auditors. The committee also recommends to the full board of directors the appointment of Monsanto's principal independent auditors, and it approves in advance all significant audit and nonaudit services provided by such auditors. As ratified by shareowner vote at the 1997 annual meeting, Deloitte & Touche LLP was appointed independent auditor to examine, and to express an opinion as to the fair presentation of, the consolidated financial statements. This report follows.
      The finance committee discusses audit and financial reporting matters with representatives of the company's financial management, its internal auditors, and Deloitte & Touche. The internal auditors and Deloitte & Touche meet with the committee, with and without management representatives present, to discuss the results of their examinations, the adequacy of Monsanto's internal accounting controls, and the quality of its financial reporting. The committee encourages the internal auditors and Deloitte & Touche to communicate directly with the committee.
      The finance committee has reviewed the financial section of this annual report. Pursuant to the recommendation of the committee, the board of directors has approved the financial section.


/s/ John S. Reed

John S. Reed
Chair, Finance Committee

Feb. 27, 1998


===============================================================================
INDEPENDENT AUDITORS' REPORT
===============================================================================

To the shareowners of Monsanto Company:

We have audited the accompanying statement of consolidated financial position of Monsanto Company and subsidiaries as of Dec. 31, 1997 and 1996, and the related statements of consolidated income, shareowners' equity and cash flow for each of the three years in the period ended Dec. 31, 1997. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Monsanto Company and subsidiaries as of Dec. 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended Dec. 31, 1997, in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP

Deloitte & Touche LLP
St. Louis, Missouri

Feb. 27, 1998

29  1997 Monsanto Annual Report

=================================================================================================
STATEMENT OF CONSOLIDATED INCOME
=================================================================================================
(Dollars in millions, except per share)                       1997           1996           1995
-------------------------------------------------------------------------------------------------
NET SALES                                                   $7,514         $6,348         $5,410
Costs and expenses:
Cost of goods sold                                           3,091          2,684          2,357
Selling, general and administrative expenses                 2,023          1,860          1,521
Technological expenses                                       1,044            702            601
Acquired in-process research and development                   684
Amortization of intangible assets                              173            151            119
Restructuring expenses                                                        356            114
-------------------------------------------------------------------------------------------------

OPERATING INCOME                                               499            595            698
Interest expense                                              (170)          (119)          (132)
Interest income                                                 45             51             57
Other income (expense) -- net                                   (8)            26             22
-------------------------------------------------------------------------------------------------

INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES          366            553            645
Income taxes                                                    72            140            184
-------------------------------------------------------------------------------------------------

INCOME FROM CONTINUING OPERATIONS                              294            413            461
-------------------------------------------------------------------------------------------------

DISCONTINUED OPERATIONS:
Income (Loss) from discontinued operations                     176            (28)           162
Gain on sale of styrenics plastics business                                                  116
-------------------------------------------------------------------------------------------------
INCOME (LOSS) FROM DISCONTINUED OPERATIONS                     176            (28)           278
-------------------------------------------------------------------------------------------------
NET INCOME                                                  $  470         $  385         $  739
=================================================================================================

BASIC EARNINGS (LOSS) PER SHARE:
  Continuing operations                                     $ 0.50         $ 0.71         $ 0.81
  Discontinued operations                                     0.30          (0.05)          0.49
-------------------------------------------------------------------------------------------------
NET INCOME                                                  $ 0.80         $ 0.66         $ 1.30
=================================================================================================
DILUTED EARNINGS (LOSS) PER SHARE:
  Continuing operations                                     $ 0.48         $ 0.69         $ 0.79
  Discontinued operations                                     0.29          (0.05)          0.48
-------------------------------------------------------------------------------------------------
NET INCOME                                                  $ 0.77         $ 0.64         $ 1.27
=================================================================================================

The above statement should be read in conjunction with pages 51-61 of this report.



                                                             -----------------------------------
KEY FINANCIAL STATISTICS (Unaudited)                          1997           1996           1995
-------------------------------------------------------------------------------------------------
AS A PERCENT OF NET SALES:
Selling, General and Administrative Expenses                   27%            29%            28%
Technological Expenses                                         14             11             11
Research and Development Expenses<F1>                          12             10             10
Operating Income                                                7              9             13
Income from Continuing Operations                               4              7              9

EFFECTIVE INCOME TAX RATE -- CONTINUING OPERATIONS             20             25             29
=================================================================================================


<F1> Research and development expenses are included in total technological expenses.


30  1997 Monsanto Annual Report

===============================================================================
REVIEW OF CONSOLIDATED RESULTS OF OPERATIONS
===============================================================================

Monsanto Achieves Record Results,
Excluding Unusual Charges

In 1997, Monsanto Company achieved record results, if unusual items were excluded, and sharpened its focus on life sciences following the spinoff of its chemical businesses on Sept. 1, 1997. As a life sciences company, Monsanto has focused its efforts in three areas -- agriculture, nutrition and health. Income from continuing operations totaled $294 million, or $0.48 per share, in 1997. Results included aftertax charges of $455 million, or $0.75 per share, for write-offs of in-process research and development (R&D) related to strategic acquisitions. If these unusual write-offs were excluded, income from continuing operations would have totaled a record $749 million, or a record $1.23 per share. The company's core businesses delivered strong results in 1997, as sales of key products continued to grow. Monsanto also made several strategic acquisitions, investments and alliances in 1997 to strengthen the core capabilities necessary to be the first to invent important new life sciences products and bring them to customers worldwide.

Net Sales Set Record

Net sales were a record $7.5 billion in 1997, topping last year's net sales of $6.3 billion by 18 percent. The increase came primarily from continued strong performances by the Agricultural Products and Pharmaceuticals segments. Net sales for Agricultural Products set another record in 1997, led by significant sales volume increases for the family of Roundup(R) herbicides. Increases in the use of conservation tillage; increases in over-the-top applications of Roundup(R) on Roundup Ready(R) soybeans, cotton and canola; and an increase in the acres of major row crops planted worldwide drove sales of Roundup(R) herbicide to a new high. The increase in 1997 net sales for the Agricultural Products segment also reflected the inclusion of sales from Asgrow Agronomics, a seed company Monsanto acquired in 1997. Higher sales volumes of Posilac(R) bovine somatotropin and Harness(R) herbicide also contributed to the sales growth. In addition, net sales benefited from increased demand for crops developed through biotechnology, including Roundup Ready(R) soybeans, cotton and canola, Bollgard(R) insect-protected cotton and YieldGard(R) insect-protected corn.
      Net sales for the Pharmaceuticals segment also reached record levels, increasing $412 million, or 21 percent, from 1996 net sales. The increase is attributable primarily to higher sales volumes of Ambien(R) short-term treatment for insomnia and Daypro(R) and Arthrotec(R) arthritis treatments. Sales of these key growth products grew 26 percent from sales in the prior year. Sales also benefited from licensing revenues of $75 million related to a collaborative partnership, and from sales of product rights, which totaled $117 million.
Lower sales of verapamil calcium channel blockers partially offset these increases. Sales for the family of Calan(R) calcium channel blockers continued to decline, but that decrease was partially offset by growing sales of Covera-HS(R), Searle's newest verapamil product.
      Sales for the Corporate and Other segment in 1997 increased significantly compared with year-ago sales, primarily because of the inclusion in 1997 of sales from the produce business of Calgene Inc. Monsanto acquired a controlling interest in Calgene in November 1996. Prior to that time, Calgene was accounted for as an equity affiliate, and its results were not consolidated.
      Lower net sales for the Nutrition and Consumer Products segment partially offset the sales increases in the other segments. Nutrition and Consumer Products' sales declined 3 percent in 1997 vs. sales in 1996 primarily because of lower sales volumes of Equal(R) and Canderel(R) tabletop sweeteners. These decreases were partially offset by higher sales volumes of biogums and Roundup(R) herbicide for lawn-and-garden use. Sales of NutraSweet(R), the company's trademark aspartame product, were essentially flat compared with sales in the prior year.
      Monsanto's net sales in markets outside the United States represented
44 percent of 1997 net sales, compared with 45 percent in 1996.
      An analysis of the company's sales change, along with comparative data, follows:


------------------------------------------------------------------
SALES ANALYSIS                              1997              1996
------------------------------------------------------------------
Selling prices                              (3)%              (2)%
Sales volumes and mix                        9                17
Acquisitions and pharmaceutical
  product rights sales and
  licensing revenues                        12                 2
------------------------------------------------------------------
TOTAL CHANGE                                18%               17%
==================================================================


Events Affecting Operating Comparability

During 1997, Monsanto acquired several seed companies specializing in various stages of seed production. These acquisitions included Asgrow, a global leader in soybean research and seeds; Holden's Foundation Seeds Inc., a global leader in the development and growth of corn germplasm and a supplier of parent seed to retail seed companies; Corn States Hybrid Service Inc., the exclusive marketer and distributor for Holden's products; and Sementes Agroceres S.A., the leading seed corn company in Brazil. Monsanto also acquired the remaining interest in Calgene, which has done significant biotechnology research in oils, cotton and produce.
      The company recorded pretax charges of $684 million ($455 million aftertax, or $0.75 per share) for the write-off of acquired in-process R&D related to these acquisitions. This is an accounting treatment that values and

31  1997 Monsanto Annual Report

===============================================================================
REVIEW OF CONSOLIDATED RESULTS OF OPERATIONS (continued)
===============================================================================

immediately writes off research that is under way at the time of an acquisition but that has not resulted in commercial products and has no alternative future use.
      In December 1996, the board of directors approved pretax restructuring charges and other unusual items of $376 million ($257 million aftertax, or $0.43 per share) for the closure or rationalization of certain facilities, asset write-offs, and work force reductions. Approximately 940 of the 1,520 positions expected to be eliminated by the restructuring had been eliminated by the end of 1997.
      Without the unusual events in 1997 and 1996, income from continuing operations would have been $749 million for 1997, an increase of 12 percent from $670 million for the prior year. Earnings per share from continuing operations in 1997 would have been $1.23 vs. $1.12 for 1996, an increase of 10 percent.

Operating Results Increase,
If Unusual Items Are Excluded

Operating income totaled $499 million in 1997, $96 million, or 16 percent, lower than operating income of $595 million in 1996. If the net pretax unusual charges of $684 million in 1997 and $407 million in 1996 were excluded, operating income would have increased $181 million, or 18 percent, in 1997. The increase primarily resulted from higher sales volumes, licensing revenues and sales of product rights. These increases were partially offset by increased selling, general and administrative (SG&A) expenses and higher technological spending.
      If unusual charges in 1997 and 1996 were excluded from segment results, operating income would have increased in 1997 for both the Agricultural Products and Pharmaceuticals segments. The increase in operating income for Agricultural Products was driven by record sales, partially offset by increased SG&A expenses and technological spending. Selling expenses for Agricultural Products rose primarily because of higher selling expenses from seed companies Monsanto acquired in 1997. The segment's technological expenses rose principally because of higher spending on crop biotechnology initiatives and the inclusion of expenses from the acquired seed companies. The increase in operating income for the Pharmaceuticals segment resulted from higher sales volumes of key products, licensing revenues, and sales of product rights, partially offset by increased selling and technological expenses. SG&A expenses for Pharmaceuticals were higher because of an expansion in the sales force and because of preparations for new product launches in 1998. The segment's technological expenses increased markedly as new product candidates advanced to later, more expensive phases of development. If unusual items were excluded, operating income for the Nutrition and Consumer Products segment would have declined in 1997, primarily because of lower sales volumes of tabletop sweeteners and increased technological spending. Technological expenses for Nutrition and Consumer Products rose principally because of the continuing development of a new no-calorie sweetener called neotame.
      Total SG&A expenses increased $163 million, or 9 percent, in 1997 compared with expenses in 1996, principally because of the spending increases in the Agricultural Products and Pharmaceuticals segments. Total technological expenses increased $342 million, or 49 percent, compared with those in 1996. Technological expenses rose for all segments, as Monsanto's focus on developing new products continued.
      Amortization of intangible assets increased in 1997 compared with amortization in the prior year, principally because of the increase in intangible assets related to current-year seed company acquisitions. The increase in interest expense in year-to-year comparisons was caused by a greater amount of debt outstanding during 1997. If $31 million of unusual income in 1996 were excluded, "Other income (expense) -- net" would have shown a small decline in 1997. This decrease was caused by significantly higher exchange losses partially offset by increased income from equity affiliates, primarily from European aspartame joint ventures and DEKALB Genetics Corp. The currency exchange losses stemmed primarily from southeast Asia, particularly Indonesia and Malaysia. The 1997 effective tax rate of 20 percent was lower than the 1996 effective tax rate of 25 percent, primarily because of the decrease in pretax income, which gave tax benefits a greater relative effect in 1997. If the unusual items in 1997 and 1996 were excluded, the effective tax rate would have been 29 percent in 1997 vs. 28 percent in 1996.

Cost Savings Continue

In prior years, Monsanto took steps to make worldwide operations more focused, productive and cost-effective. The effect of these actions benefited operating income by more than $400 million in 1997. The company invests the savings in its core businesses, new product development, and strategic acquisitions and investments to enhance its long-term profitability. These savings are in line with original expectations, and they are expected to continue. Business redesign and other productivity efforts have yielded significant benefits as well. These initiatives will continue as the company responds to increased global competition and higher customer expectations.

32  1997 Monsanto Annual Report

===============================================================================
REVIEW OF CONSOLIDATED RESULTS OF OPERATIONS (continued)
===============================================================================

Development and Commercialization
of New Products Are Priorities

New product development and commercialization continue to be strategic priorities for Monsanto. Recent efforts include insect-protected and herbicide-tolerant crops, a novel arthritis treatment, and a new sweetener. Monsanto's R&D expenditures were $939 million in 1997, or 12 percent of net sales, a level that reflects management's strong, long-term commitment to R&D. The discovery and development of pharmaceutical, agricultural and science-based nutritional products continue to be the focus of most of these expenditures. Significant R&D efforts in existing product technologies and new product applications also continue across all business sectors. Additionally, Monsanto's research program includes new technologies and proprietary information obtained through licensing and strategic acquisitions. As a result, Monsanto has numerous products in the R&D pipeline. Many of them are expected to be commercialized in the next few years.

Prior Year Review

Income from continuing operations in 1996 totaled $413 million, or $0.69 per share, vs. $461 million, or $0.79 per share, in 1995. Both years' results, however, were affected by unusual events. In December 1996, the company recorded pretax restructuring charges associated with the closure or rationalization of certain facilities, asset write-offs, and work force reductions totaling $376 million ($257 million aftertax, or $0.43 per share). In December 1995, the company recorded a pretax restructuring charge of $114 million ($78 million aftertax, or $0.13 per share) to cover the costs of work force reductions, business consolidations, facility closures, and the exit from nonstrategic businesses and facilities. The company also recorded approximately $20 million in favorable pretax adjustments ($13 million aftertax, or $0.02 per share) under certain sales rebate programs for product sales made in prior years, and approximately $4 million ($2 million aftertax, or less than $0.01 per share) in insurance settlements.
      Without the unusual events in 1996 and 1995, income from continuing operations would have been $670 million for 1996, compared with $524 million for the prior year, an increase of 28 percent. Earnings per share from continuing operations would have been $1.12 in 1996, a 24 percent increase from comparable 1995 results of $0.90 per share.
      Net sales for 1996 were $6.3 billion, up $938 million, or 17 percent, from sales in 1995 of $5.4 billion. The Agricultural Products, Nutrition and Consumer Products, and Pharmaceuticals segments all contributed to the increase, primarily because of higher sales volumes. The effects of lower average selling prices, particularly for the Agricultural Products segment, partially offset the increase in net sales.
      Net sales for Agricultural Products in 1996 increased 20 percent from those in 1995 to $2.6 billion. This increase was primarily the result of higher worldwide sales volumes for the family of Roundup(R) herbicides. Most world areas posted solid sales volume gains in 1996. Continued increases in conservation tillage practices, favorable weather conditions in certain key markets, and an increase in planted acreage drove the increased demand.
Higher sales of Posilac(R) bovine somatotropin also contributed to the sales increase.
      Net sales for the Nutrition and Consumer Products segment increased in 1996, principally on the strength of higher sales volumes of NutraSweet(R) brand sweetener, tabletop sweeteners, biogum products, and lawn-and-garden products.
      The increase in net sales for Pharmaceuticals can be attributed to sales of key products, principally Ambien(R) short-term insomnia treatment and Daypro(R) and Arthrotec(R) arthritis treatments. In addition, sales from the women's health care product lines acquired from Syntex in the third quarter of 1995 contributed to the growth. Lower sales for the family of Calan(R) calcium channel blockers partially offset the sales increase.
      Operating income in 1996 was $595 million, $103 million lower than operating income in 1995. If the net pretax restructuring charges and unusual items of $407 million in 1996 and $90 million in 1995 were excluded, operating income would have increased approximately $214 million, or 27 percent, in 1996. This significant increase in operating income was related principally to higher sales volumes and an improved gross profit. The increase in gross profit was primarily because of an improved sales mix from an increased percentage of higher margin Agricultural Products and Pharmaceuticals sales. SG&A expenses in 1996 increased, primarily because of higher sales and new product launches for Agricultural Products and Pharmaceuticals, higher costs associated with employee incentive programs, and increased spending on growth initiatives. Technological expenses rose because of higher R&D expenses in the Agricultural Products and Pharmaceuticals segments. Cost sharing payments from pharmaceutical alliances partially offset this increase.
      If the effect of unusual charges were excluded, 1996 amortization of intangible assets would have increased from amortization in 1995, primarily because of the increase in intangible assets associated with current-year investments and acquisitions in biotechnology businesses. If one-time charges were excluded, "Other income (expense) -- net" would have decreased, principally because of lower income from equity affiliates.

33  1997 Monsanto Annual Report

===============================================================================
REVIEW OF CONSOLIDATED RESULTS OF OPERATIONS (continued)
===============================================================================

Analysis of Change in Earnings per Share from Continuing Operations

                                                    BETTER (WORSE)
                                             ---------------------------
                                             1997 VS.           1996 VS.
                                                 1996               1995
------------------------------------------------------------------------
SALES-RELATED FACTORS:
Selling prices                                $(0.23)            $(0.16)
Sales volumes and mix                           0.66               0.74
Pharmaceutical product rights sales
  and licensing revenues                        0.14
------------------------------------------------------------------------
TOTAL SALES-RELATED FACTORS                     0.57               0.58
========================================================================

COST-RELATED FACTORS:
Raw material and
  manufacturing costs                          (0.07)              0.18
Selling, general and
  administrative expenses                      (0.03)             (0.38)
Technological expenses                         (0.33)             (0.18)
Amortization of intangible assets                 --              (0.01)
------------------------------------------------------------------------
TOTAL COST-RELATED FACTORS                     (0.43)             (0.39)
========================================================================

OTHER FACTORS:
Change in shares outstanding                   (0.03)             (0.02)
Acquisitions and divestitures                     --               0.09
Other expenses -- net                             --              (0.04)
------------------------------------------------------------------------
TOTAL OTHER FACTORS                            (0.03)              0.03
========================================================================

Change in earnings per share
  before unusual factors                        0.11               0.22
Unusual factors                                (0.32)             (0.32)
------------------------------------------------------------------------
CHANGE IN EARNINGS PER SHARE
  FROM CONTINUING OPERATIONS                  $(0.21)            $(0.10)
========================================================================


34  1997 Monsanto Annual Report

======================================================================================================================
SEGMENT DATA
======================================================================================================================


                                                                        OPERATING                    OPERATING
                                             NET SALES                CONTRIBUTION<F1>            INCOME (LOSS)<F2>
                                  --------------------------  ----------------------------   -------------------------
                                      1997     1996     1995       1997       1996    1995      1997     1996     1995
------------------------------------------------------------  ----------------------------   -------------------------
Agricultural Products               $3,126   $2,555   $2,134     $  762     $  639    $508     $ 112    $ 520     $478
Nutrition and Consumer
  Products                           1,535    1,581    1,371        304        338     294       211      193      186
Pharmaceuticals                      2,407    1,995    1,711        340        223     144       318       79      132
Corporate and Other                    446      217      194       (142)      (124)    (84)     (142)    (197)     (98)
------------------------------------------------------------  ----------------------------   -------------------------
TOTAL                               $7,514   $6,348   $5,410     $1,264     $1,076    $862     $ 499    $ 595     $698
============================================================  ============================   =========================


                                                                                                     DEPRECIATION
                                           TOTAL ASSETS           CAPITAL EXPENDITURES             AND AMORTIZATION
                                  --------------------------   ---------------------------   -------------------------
                                      1997     1996     1995       1997       1996    1995      1997     1996     1995
------------------------------------------------------------   ---------------------------   -------------------------
Agricultural Products              $ 4,520  $ 3,007  $ 2,329       $341       $280    $135      $208     $153     $142
Nutrition and Consumer
  Products                           2,646    2,635    2,653         82         98      72       118      125      119
Pharmaceuticals                      2,856    2,391    2,619        190         89      78       136      130      127
Corporate and Other                    752      581      375         31         33      16        25       15       17
Discontinued Operations                       2,623    2,755
------------------------------------------------------------  ----------------------------   -------------------------
TOTAL                              $10,774  $11,237  $10,731       $644       $500    $301      $487     $423     $405
============================================================  ============================   =========================



<F1> Operating contribution is operating income excluding goodwill amortization and the effect of restructuring and other unusual items.

<F2> Operating income was affected by research and development write-offs in
     1997 and by restructuring and other unusual items in 1996 and 1995 as follows:

                                                        INCOME (EXPENSE)
                                       ---------------------------------------------
SEGMENT                                     1997              1996              1995
------------------------------------------------------------------------------------
Agricultural Products                     $(633)            $(106)             $(17)
Nutrition and Consumer
  Products                                  (51)             (103)              (66)
Pharmaceuticals                                              (125)                7
Corporate and Other                                           (73)              (14)
------------------------------------------------------------------------------------
TOTAL                                     $(684)            $(407)             $(90)
====================================================================================


In 1997, Monsanto redefined its segments. Segment information for 1996 and 1995 has been restated to conform to the current presentation.
      Although inflation is relatively low in most of Monsanto's major markets, it continues to affect operating results. To mitigate the effect of inflation, Monsanto has implemented measures to control costs, to improve productivity, to manage new fixed and working capital, and to raise selling prices when government regulations and competitive conditions permit. In addition, the current costs of replacing certain assets are estimated to be greater than the historical costs presented in the financial statements. Accordingly, the depreciation expense reported in the Statement of Consolidated Income would be greater if it were stated on a current-cost basis.

                             1997 Net Sales
                                [GRAPH]

      Sales among segments were not significant. Certain corporate expenses, primarily those related to the overall management of Monsanto, were not allocated to the segments or geographic areas. Corporate assets are primarily investments in affiliates and a portion of the cash balance.
      The principal factors that accounted for the segments' performances in 1997 and 1996, along with the factors that are expected to affect operating results in the near term, are described on the following pages.

35  1997 Monsanto Annual Report

=================================================================================
AGRICULTURAL PRODUCTS
=================================================================================

                                         ----------------------------------------
                                            1997              1996           1995
---------------------------------------------------------------------------------
Net Sales                                 $3,126            $2,555         $2,134
Operating Contribution<F1>                   762               639            508
Operating Income                             112               520            478
Total Assets                               4,520             3,007          2,329
Capital Expenditures                         341               280            135
Depreciation and Amortization                208               153            142
---------------------------------------------------------------------------------


<F1> Operating contribution is operating income excluding goodwill amortization and the effect of restructuring and other unusual items.



THE AGRICULTURAL PRODUCTS SEGMENT IS A LEADING WORLDWIDE DEVELOPER, PRODUCER AND MARKETER OF CROP PROTECTION PRODUCTS. THIS GROUP ALSO DEVELOPS AND MARKETS PRODUCTS ENHANCED BY BIOTECHNOLOGY. THESE PRODUCTS IMPROVE THE EFFICIENCY OF FOOD PRODUCTION AND PRESERVE ENVIRONMENTAL QUALITY FOR AGRICULTURAL AND INDUSTRIAL USES. MORE THAN HALF OF THE UNIT'S HERBICIDE NET SALES ARE MADE OUTSIDE THE UNITED STATES. WEATHER CONDITIONS IN AGRICULTURAL MARKETS WORLDWIDE AFFECT SALES VOLUMES.

      Net sales for Agricultural Products totaled a record $3.1 billion in 1997, surpassing the 1996 record by $571 million, or 22 percent. The increase in net sales was fueled by higher worldwide sales volumes for the family of Roundup(R) herbicides, led by strong sales in Brazil, Argentina and the United States. Sales volumes of Roundup(R) herbicide were driven to a new high by increases in the use of conservation tillage, an increase in the acres of major row crops planted worldwide, and applications of Roundup(R) on Roundup Ready(R) soybeans, cotton and canola. Selling price reductions, principally in markets outside the United States, made Roundup(R) more cost effective for weed control in a broader range of crop and industrial uses. The effect of generic competition, especially in certain foreign markets, dampened selling prices modestly. However, the effect of increased sales volumes more than offset the effect of lower selling prices.

             Agricultural
             Products
             Net Sales
              [GRAPH]

      Sales from seed companies Monsanto acquired in 1997, particularly Asgrow Agronomics, also added to sales. Net sales for the Agricultural Products segment also benefited from record sales of Posilac(R) bovine somatotropin, which increased 25 percent from sales in the prior year; increased demand for crops developed through biotechnology, including Roundup Ready(R) soybeans, cotton and canola, Bollgard(R) insect-protected cotton and YieldGard(R) insect-protected corn; and higher sales volumes of acetanilide-based herbicides, particularly Harness(R) herbicide.
      Operating income for Agricultural Products in 1997 decreased $408 million from operating income in 1996, while operating contribution increased $123 million, or 19 percent. Operating income was affected by unusual items in both years. In 1997, operating income included $633 million of pretax charges for the write-off of in-process research and development (R&D), primarily associated with the acquisitions of Asgrow, Calgene Inc.'s cotton business, Holden's Foundation Seeds Inc. and Sementes Agroceres S.A. In 1996, the unusual items included $106 million in charges for restructuring and other actions, principally related to the cost of work force reductions. If these unusual items in 1997 and 1996 were excluded, operating income for Agricultural Products would have increased $119 million, or 19 percent, in year-to-year comparisons. Higher sales volumes and increased licensing fees from biotechnology products contributed to the increase. These positive effects were partially offset by increased operating expenses. Selling, general and administrative (SG&A) expenses increased primarily because of higher selling expenses from the seed companies Monsanto acquired in 1997. Technological expenses grew primarily because of higher spending on crop biotechnology initiatives and the inclusion of seed company expenses. Amortization of intangible assets rose principally because of the acquisition of Holden's.

                                            Agricultural
                                            Products
                                            Operating
                                            Measures
                                              [GRAPH]


Prior Year Review

Net sales for Agricultural Products in 1996 were 20 percent higher than 1995 net sales. Operating income increased 9 percent from that in 1995. The increase in operating income was affected by unusual items in both 1996 and 1995. In 1996, the unusual items included $106 million in charges for restructuring and other actions, principally related to the cost of work force reductions. In 1995, unusual items included $17 million in restructuring charges and other actions for facility closures and the cost of work force reductions. If unusual items in 1996 and 1995 were excluded, 1996 Agricultural Products' operating income would have increased
$131 million, or 26 percent.

36  1997 Monsanto Annual Report

===============================================================================
AGRICULTURAL PRODUCTS (continued)
===============================================================================

      The increase in net sales was primarily because of higher worldwide sales volumes for the family of Roundup(R) herbicides. Most world areas posted solid sales volume gains in 1996. The increased demand was attributed to continued increases in conservation tillage practices, favorable weather conditions in key markets, and an increase in planted acreage. Selling price reductions, principally in markets outside the United States, made Roundup(R) cost effective for weed control in a broader range of crop and industrial uses. The effect of generic competition, especially in certain foreign markets, dampened selling prices modestly. However, the effect of increased sales volumes on operating income exceeded the effect of lower selling prices. Higher sales volumes of Harness(R) herbicide also contributed to the 1996 sales increase. Net sales in 1996 benefited from higher sales of Posilac(R) bovine somatotropin. In addition, successful introductions of new products, such as Roundup Ultra(R) herbicide, Roundup Ready(R) soybeans and Bollgard(R) insect-protected cotton, helped fuel sales growth.
      In addition to the effect of sales volume increases, 1996 operating contribution and operating income benefited from lower manufacturing costs.
The effects of higher sales volumes and lower manufacturing costs were partially offset by higher selling expenses for new product introductions and by higher R&D spending for biotechnology projects.


OUTLOOK

Agricultural Products

Monsanto's family of Roundup(R) herbicides continues to face competition from generic producers in certain markets outside the United States. Patents protecting Roundup(R) in various countries expired in 1991. Compound per se patent protection for the active ingredient in Roundup(R) herbicide continues in the United States through the year 2000. Management expects technological breakthroughs in manufacturing processes and formulation advancements, as well as rapidly expanding production capacity, to continue to improve
Monsanto's cost position and to help maintain its leadership position. Significant growth potential remains for Roundup(R) in conservation tillage applications worldwide, and in the introduction of crops that tolerate Roundup(R).
      Seven biotechnology-related plant sciences products were marketed during 1997: Roundup Ready(R) canola, cotton and soybeans; corn, cotton and potatoes protected from certain insects; and cotton that is both insect-protected and Roundup Ready(R). These products were developed by Monsanto either alone or in partnership with biotechnology and seed production companies. Market acceptance has been strong; volumes for each of these products are expected to increase in 1998. Management also expects that a significant number of new herbicides and biotechnology-related products currently in the R&D pipeline will be commercialized worldwide in the next few years. As a result, increased technological and product-launch expenses are expected in the next few years. Monsanto continues its efforts to address concerns of government regulators, public interest groups and consumers, particularly in Europe. Such concerns are not uncommon as new technologies are commercialized. The company also is involved in intellectual property disputes with several parties. Management expects that such disputes will continue to occur as the agricultural biotechnology industry evolves.
      As discussed in the Notes to Financial Statements beginning on page 51, Monsanto made several strategic acquisitions of agricultural seed companies in 1997. The company completed the acquisition of Asgrow in February. In September, Monsanto completed the acquisitions of Holden's and Corn States Hybrid Service Inc. In December, the company acquired a controlling interest in Agroceres. It's anticipated that Monsanto will make additional alliances and collaborations with, and acquisitions of, other seed companies to enhance its ability to bring new products to market and to gain worldwide distribution of its numerous agricultural products currently being marketed or in the product pipeline.

37  1997 Monsanto Annual Report

===============================================================================
NUTRITION AND CONSUMER PRODUCTS
===============================================================================

                                        -----------------------------------------
                                            1997              1996           1995
---------------------------------------------------------------------------------
Net Sales                                 $1,535            $1,581         $1,371
Operating Contribution<F1>                   304               338            294
Operating Income                             211               193            186
Total Assets                               2,646             2,635          2,653
Capital Expenditures                          82                98             72
Depreciation and Amortization                118               125            119
---------------------------------------------------------------------------------


<F1> Operating contribution is operating income excluding goodwill amortization and the effect of restructuring and other unusual items.


THE NUTRITION AND CONSUMER PRODUCTS SEGMENT MANUFACTURES AND MARKETS
SWEETENERS (INCLUDING NUTRASWEET(R) BRAND SWEETENER AND EQUAL(R) AND CANDEREL(R) TABLETOP SWEETENERS), ALGINATES, BIOGUMS AND OTHER FOOD INGREDIENTS. IT ALSO DEVELOPS, PRODUCES AND MARKETS ORTHO(R) BRAND LAWN-AND-GARDEN PRODUCTS, AND ROUNDUP(R) HERBICIDE FOR RESIDENTIAL USE.

      Net sales for the Nutrition and Consumer Products segment declined 3 percent in 1997 from sales in 1996 primarily because of lower sales volumes of tabletop sweeteners. The sales decrease was caused by a continued decline in market share in the United States and Europe because of lower-priced generic competition, as well as a decline in the overall U.S. grocery market for tabletop sweeteners. Sales of NutraSweet(R), the company's trademark aspartame product, were essentially flat compared with sales in the prior year. Higher sales volumes of biogums and lawn-and-garden products partially offset the tabletop sweetener sales decreases. Biogum sales grew 14 percent because of record customer demand. The increase in lawn-and-garden sales resulted from higher sales of Roundup(R) for residential use, partially offset by lower sales of the Ortho(R) line of products. A global initiative implemented at the end of 1996 boosted sales of Roundup(R) for residential use in 1997, despite poor weather in several key markets.

           Nutrition and
           Consumer Products
           Operating
           Measures
             [GRAPH]

      Operating income for the Nutrition and Consumer Products segment in 1997 increased 9 percent from 1996 operating income, while operating contribution declined 10 percent. Unusual items affected operating income in both years. Operating income in 1997 included $51 million in pretax charges for in-process research and development related to the acquisition of Calgene Inc.'s oils business. In 1996, operating income included restructuring charges of $103 million, principally for the cost of work force reductions and facility rationalizations. If these unusual items were excluded, 1997 operating income for the Nutrition and Consumer Products segment would have totaled $262 million, an 11 percent decline from 1996 operating income of $296 million. The decrease was caused primarily by lower sales volumes of tabletop sweeteners and increased technological spending related to the development of a new no-calorie sweetener, called neotame, and other nutrition products. These effects were partially offset by lower selling expenses.

Prior Year Review

In 1996, net sales for the Nutrition and Consumer Products segment increased 15 percent from 1995 net sales. Results in 1996 included a full year of sales from the Kelco business acquired in February 1995. In addition, the sales increase resulted from higher sales of NutraSweet(R) brand sweetener, the company's trademark aspartame product, and higher sales volumes of tabletop sweeteners. Higher sales of tabletop sweeteners were driven by increased spending on advertising and promotion. Most of the volume increment for tabletop sweeteners came from international markets. Higher sales volumes of biogum products and increased sales of lawn-and-garden products also contributed to the sales increase.
      Operating income for 1996 increased 4 percent from the previous year's level primarily because of higher sales and lower manufacturing costs. The effect of higher sales and lower manufacturing costs was partially offset by higher advertising and promotion costs for tabletop sweeteners, higher administrative expenses associated with growth initiatives, and other costs. In addition, certain unusual items affected earnings in both years. In 1996, operating income included restructuring charges of $103 million, principally for the cost of work force reductions and facility rationalizations. Operating income in 1995 included $66 million in restructuring charges, primarily to exit a production facility and to effect work force reductions. If these unusual items were excluded, 1996 operating results for the Nutrition and Consumer Products segment would have increased 17 percent compared with 1995 results.

38  1997 Monsanto Annual Report

===============================================================================
NUTRITION AND CONSUMER PRODUCTS (continued)
===============================================================================

OUTLOOK

Nutrition and Consumer Products

In January 1998, Monsanto announced that it was considering alternatives -- including partnerships, restructurings, divestitures or joint ventures -- for several of its businesses, as part of its effort to focus on growth opportunities in life sciences. Alternatives for the lawn-and-garden business currently are being considered.
      Worldwide demand for aspartame continues to increase. Monsanto is maintaining its leading market share of aspartame sales while pursuing growth opportunities. Monsanto's NutraSweet(R) brand aspartame has several competitive advantages, including a low-cost position and superior quality. Monsanto successfully implemented a price increase for its aspartame in the fourth quarter of 1997. Other sweeteners also compete with Monsanto's NutraSweet(R) brand sweetener in markets outside the United States. These sweeteners are currently being reviewed by the U.S. Food and Drug Administration (FDA). FDA approval of these competitive products could affect Monsanto's future sales of NutraSweet(R).
      Increased competition from lower-priced generic producers of tabletop sweeteners, a declining U.S. grocery market for tabletop sweeteners, and increased competition in Europe may adversely affect future sales and profits from tabletop sweeteners. However, Monsanto introduced two lower priced sweetener products in 1997 in the United States that could enhance its market share.
      In December 1997, Monsanto filed a limited-use food additive petition with the FDA for approval of a new no-calorie sweetener called neotame. By the end of 1998, the company plans to file a petition with the FDA to approve neotame as a general-purpose sweetener for use in any food or beverage product. Neotame is approximately 8,000 times sweeter than sugar, and Monsanto has exclusive rights to patents covering the product, its manufacturing processes and its uses in food and beverages.
      The company's alginates and biogums hold strong positions in their food ingredients markets. Although biogums face increased competition in certain industrial applications, the effect has not been significant.


===============================================================================
PHARMACEUTICALS
===============================================================================

                                        --------------------------------------------
                                            1997              1996              1995
------------------------------------------------------------------------------------
Net Sales                                 $2,407            $1,995            $1,711
Operating Contribution<F1>                   340               223               144
Operating Income                             318                79               132
Total Assets                               2,856             2,391             2,619
Capital Expenditures                         190                89                78
Depreciation and Amortization                136               130               127
------------------------------------------------------------------------------------


<F1> Operating contribution is operating income excluding goodwill amortization and the effect of restructuring and other unusual items.


THE PHARMACEUTICALS SEGMENT REFLECTS THE OPERATIONS OF SEARLE. SEARLE DEVELOPS, PRODUCES AND MARKETS PRESCRIPTION PHARMACEUTICALS. ITS MAJOR PRODUCTS INCLUDE MEDICATIONS TO RELIEVE THE SYMPTOMS OF ARTHRITIS, TO CONTROL HIGH BLOOD PRESSURE, TO RELIEVE INSOMNIA, TO PREVENT THE FORMATION OF ULCERS, AND TO PROVIDE BETTER HEALTH CARE FOR WOMEN.

      In 1997, net sales for Pharmaceuticals grew to a record $2.4 billion, $412 million, or 21 percent, higher than 1996 net sales. Higher sales volumes of Ambien(R) short-term treatment for insomnia, and Daypro(R) and Arthrotec(R) arthritis treatments contributed nearly $170 million to the sales increase. Ambien(R) continued to be the leader in the U.S. sleep-aid market. Its sales rose 31 percent in 1997, and its market share increased to 50 percent. Daypro(R) and Arthrotec(R) also gained market share, with increased sales of 20 percent and 25 percent, respectively. Segment net sales also benefited from licensing revenues of $75 million related to a collaborative partnership and from sales of product rights totaling $117 million. Lower sales of verapamil calcium channel blockers partially offset these increases. Sales for the family of Calan(R) calcium channel blockers continued to decline, but the decrease was partially offset by growing sales of Covera-HS(R), introduced in 1996 as the first calcium channel blocker with a unique delivery system that provides 24 hours of blood pressure control.

                                                 Pharmaceuticals
                                                 Net Sales
                                                   [GRAPH]

39  1997 Monsanto Annual Report

================================================================================
PHARMACEUTICALS (continued)
================================================================================

      Operating income for the Pharmaceuticals segment totaled $318 million in 1997, compared with $79 million in 1996. However, 1996 operating results included $125 million in restructuring and other unusual charges. Operating income would have increased $114 million, or 56 percent, in 1997, if the unusual items were excluded from 1996 operating income. The improvements in operating income and operating contribution primarily resulted from higher sales volumes of key products, licensing revenues and sales of product rights. Increased technological and selling expenses partially offset the strong sales growth. Technological spending rose in 1997, as new product candidates advanced to later, more expensive phases of development. At the end of 1997, the following five new product candidates were in Phase III clinical trials, the final stage before submission for regulatory approval:
Celebra(TM), Searle's proposed trademark for celecoxib, an arthritis treatment that is designed to treat arthritis and pain selectively without gastrointestinal side effects; xemilofiban and orbofiban, drugs for the treatment of cardiovascular conditions; daniplestim, a compound that stimulates the replenishment of white blood cells and platelets in chemotherapy patients; and HRT patches, hormone replacement therapy for menopausal symptoms. Technological expenses increased in year-to-year comparisons also because of an absence of cost-sharing payments from alliances and licensing agreements in 1997 compared with the level of such payments in 1996. Selling expenses rose in 1997 because of an expansion in Searle's sales force and new product launch preparations. The product launch preparations primarily were related to oxaprozin potassium and Arthrotec(R) arthritis treatments, both of which will be introduced in the United States in 1998.

    Pharmaceuticals
    Operating
    Measures
      [GRAPH]

      Searle's investment in research and development (R&D) continues to be significant. R&D expenditures were 24 percent of the segment's net sales in 1997 and 22 percent in 1996, if cost-sharing payments from alliances in 1996 were excluded. Future R&D spending also is expected to be significant. This investment reflects the segment's commitment to the continuing discovery and development of innovative new products.

Prior Year Review

Net sales for the Pharmaceuticals segment in 1996 were $2 billion, or 17 percent, higher than net sales in 1995. The sales growth was fueled by higher sales volumes, led by strong performances from Daypro(R) and Arthrotec(R) arthritis treatments and from Ambien(R), a short-term treatment for insomnia. In 1996, sales of these products increased 39 percent from sales in the prior year. In total, these key products contributed approximately $660 million to 1996 net sales. Sales and earnings growth also benefited from the women's health care product lines acquired from Syntex in September 1995. The 1996 net sales increase for Pharmaceuticals was partially offset by lower sales for the family of Calan(R) calcium channel blockers. Sales in 1995 included the effect of approximately $20 million in favorable adjustments under certain sales rebate programs in the United States for products sold in prior years.
      Operating income for Pharmaceuticals decreased from the 1995 results by 40 percent. However, operating results in 1996 and 1995 were affected by unusual items. Operating income in 1996 included $125 million in restructuring and other actions, principally related to the cost of work force reductions and facility rationalizations. Operating income in 1995 included a $13 million charge for restructuring, principally related to work force reductions and other actions. Operating results in 1995 also reflected the aforementioned $20 million in favorable sales adjustments. If the effect of these unusual items were excluded, operating income would have been $204 million in 1996 and $125 million in 1995. The significant improvement in operating income in 1996 was primarily the result of higher sales volumes. Increased expenditures for marketing and product development costs were offset, in part, by higher cost-sharing payments from alliances and licensing agreements.

40  1997 Monsanto Annual Report

===============================================================================
PHARMACEUTICALS
===============================================================================

OUTLOOK

Pharmaceuticals

Ambien(R), a short-term treatment for insomnia, continues as the leader in the hypnotic market with a 50 percent share of total prescriptions. Ambien(R) is licensed to a joint venture in which Searle is a general partner. Under the joint venture agreement, Searle's share of profits will be reduced from 90 percent to 51 percent in November 1999. In addition, the other joint venture partner has the right to purchase all or part of Searle's interest beginning in December 1999.
      In December 1997, Searle received clearance from the U.S. Food and Drug Administration (FDA) to market Arthrotec(R), the first arthritis therapy that combines a non-steroidal anti-inflammatory drug (NSAID) and an ulcer preventive drug to protect the stomach lining against gastrointestinal ulcers. The company's presence in the arthritis market will be strengthened by the continued growth of Daypro(R), Searle's leading treatment for arthritis, and the anticipated 1998 U.S. introductions of Arthrotec(R) and oxaprozin potassium -- a formulation that acts to relieve pain and inflammation. Condrotec(R), a combination NSAID and ulcer preventive drug to treat arthritis, will be introduced in 1998 in the United Kingdom. In addition, Celebra(TM), a product that is designed to treat arthritis and pain selectively without gastrointestinal side effects, is scheduled to complete Phase III clinical trials in 1998. Searle also expects to file a registration application for Celebra(TM) with the FDA in 1998.
      Covera-HS(R), Searle's newest verapamil product, was introduced in Brazil and Mexico during 1997 and in Canada in January 1998. Registration applications are being submitted in various European and Asia-Pacific markets as well. In the United States, generic competition and continuing controversy following the results of a study about the use of calcium channel blockers may continue to negatively affect the sale of all calcium channel blockers, including Searle's Calan(R) and Covera-HS(R). Drugs being developed for the treatment of cardiovascular conditions include xemilofiban and orbofiban, two anti-platelet aggregation product candidates in Phase III clinical trials that act as agents to inhibit blood clotting; tifacogin (formerly tissue factor pathway inhibitor, or TFPI), for sepsis; and eplerenone for congestive heart failure, high blood pressure and the complications of kidney disease.
      Also in development are four adjunctive therapies for the oncology market: daniplestim, leridistim (previously called myelopoietin), promegapoietin and progenipoietin. These compounds are being developed to stimulate the replenishment of white blood cells and platelets in chemotherapy patients. Daniplestim is currently in Phase III clinical trials. The other three therapies are in earlier stages of development.
      Management expects technological expenses and selling expenses to increase in the next few years as Searle continues its commitment to discovering and developing new products and as it commercializes products now in the R&D pipeline. In December 1997, Searle formed an alliance with Yamanouchi Pharmaceutical Co. Ltd. to develop and commercialize key pipeline products in Japan. Searle also forged a collaboration with Pfizer Inc. in early 1998 to co-promote celecoxib. Management expects that other pharmaceutical alliances will be formed to offset some of the costs associated with developing and marketing pharmaceuticals, to accelerate product development, and to broaden the geographic reach of many Searle products as they are commercialized during the next several years. These alliances could result in increased licensing revenues.

Corporate and Other

The Corporate and Other segment comprises various smaller businesses, as well as certain corporate items that are not allocated to the segments. Segment sales increased significantly in 1997 compared with sales in 1996, primarily because of the inclusion in 1997 of sales from Calgene Inc.'s produce business. Monsanto acquired a controlling interest in Calgene in November 1996. Before that time, Calgene was accounted for as an equity affiliate, and its results were not consolidated. If unusual items of $73 million in 1996 were excluded, the 1997 operating loss for the Corporate and Other segment would have increased $18 million, primarily because of increased technological spending related to genomics. Genomics, which is the study of all the genes in an organism and their organization into chromosomes, is an important enabling technology. This technology will allow Monsanto to develop, at a faster pace, more and better life sciences products in the areas of agriculture, health and nutrition. The segment's operating loss increased from 1995 to 1996 because of greater spending on growth initiatives and higher restructuring charges. As part of Monsanto's efforts to focus on life sciences businesses, alternatives for the Orcolite(R) and Diamonex(R) optical products and Diamonex(R) performance products divisions -- including a partnership, restructuring, divestiture or joint venture -- are currently being considered.

41  1997 Monsanto Annual Report

==============================================================================
GEOGRAPHIC DATA
==============================================================================


                                          NET SALES TO                 OPERATING
                                     UNAFFILIATED CUSTOMERS          INCOME (LOSS)<F1>             TOTAL ASSETS
                                ----------------------------   --------------------------   ----------------------------
                                   1997      1996       1995     1997     1996       1995       1997      1996      1995
------------------------------------------------------------   --------------------------   ----------------------------
United States                    $4,384    $3,648     $3,127     $ 60     $420       $485    $ 7,808   $ 6,537   $ 5,810
Europe-Africa                     1,425     1,345      1,210      353      156        173      1,826     1,562     1,523
Asia-Pacific                        655       569        507      115       59         63        455       606       662
Canada                              285       271        219       47       20         15        153       121       115
Latin America                       765       515        347       12       60         57      1,054       598       294
Interarea Eliminations                                            (15)     (27)       (32)      (956)   (1,127)     (648)
Corporate                                                         (73)     (93)       (63)       434       317       219
Discontinued Operations                                                                                  2,623     2,756
------------------------------------------------------------   --------------------------   ----------------------------
TOTAL                            $7,514    $6,348     $5,410     $499     $595       $698    $10,774   $11,237   $10,731
============================================================   ==========================   ============================


<F1> Geographic area operating income was affected by the 1997 research and development write-offs and the 1996 and 1995 restructurings and other unusual items as follows:

                                     INCOME (EXPENSE)
                             -------------------------------
                                1997        1996        1995
------------------------------------------------------------
United States                 $(604)      $(251)       $(54)
Europe-Africa                               (94)         (4)
Asia-Pacific                                (19)        (16)
Canada                                      (10)        (13)
Latin America                   (80)         (9)         --
Corporate                                   (24)         (3)
------------------------------------------------------------
TOTAL                         $(684)      $(407)       $(90)
============================================================



The data above are prepared on an "entity basis," which means that net sales, operating income and assets of each legal entity are assigned to the geographic area where that legal entity is located. For example, a sale from the United States to Latin America is reported as a U.S. export sale. Interarea sales, which are sales between Monsanto locations in different world areas, were made on a market price basis.
      Interarea sales have been excluded from the above table. They were:

                                 ---------------------------------
                                      1997        1996        1995
------------------------------------------------------------------
World area shipped from:
  United States                    $   960     $   764       $ 660
  Europe-Africa                        224         225         236
  Asia-Pacific                          69          23          15
  Canada                                20          13          10
  Latin America                         --          --          --
  Interarea Eliminations            (1,273)     (1,025)       (921)
------------------------------------------------------------------
TOTAL                              $    --     $    --       $  --
==================================================================


      The operating income reported for the individual geographic areas does not include the full profitability generated by sales of Monsanto products imported from other locations, principally the United States. Direct export sales from the United States to third-party customers outside the United States were $200 million for 1997, $177 million for 1996, and $185 million for 1995.

      During 1997, the Brazilian economy was designated by Monsanto as hyperinflationary for accounting purposes. However, because the Brazilian economy continued to experience lower inflation rates during the year, as of Jan. 1, 1998, Monsanto designated the Brazilian economy as nonhyperinflationary. The functional currency for Monsanto's Brazilian operations was determined to be the U.S. dollar. These changes are not expected to have a material effect on Monsanto's financial position or operating results.
      A continuing decline in value of the southeast Asia currencies may adversely affect future income. Monsanto could experience additional foreign currency transactional losses from the area. Also, future sales may decrease because the decline in the southeast Asia economies could cause customers to purchase fewer goods in general, and also because Monsanto products may become more expensive for customers in that region to purchase in their local currency.

42  1997 Monsanto Annual Report

==============================================================================
QUARTERLY DATA (unaudited)
==============================================================================

                              FIRST             SECOND            THIRD            FOURTH             TOTAL
                             QUARTER           QUARTER           QUARTER           QUARTER              YEAR
-------------------------------------------------------------------------------------------------------------
NET SALES
-------------------------------------------------------------------------------------------------------------
1997                          $1,875            $2,095            $1,724            $1,820            $7,514
1996                           1,612             1,847             1,442             1,447             6,348
1995                           1,339             1,541             1,186             1,344             5,410
-------------------------------------------------------------------------------------------------------------
OPERATING INCOME (LOSS)
-------------------------------------------------------------------------------------------------------------
1997                             298               363              (216)               54               499
1996                             341               434               176              (356)              595
1995                             265               351               149               (67)              698
-------------------------------------------------------------------------------------------------------------
INCOME (LOSS) FROM CONTINUING OPERATIONS
-------------------------------------------------------------------------------------------------------------
1997                             206               250              (167)                5               294
1996                             222               316               107              (232)              413
1995                             164               229                94               (26)              461
-------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)
-------------------------------------------------------------------------------------------------------------
1997                             274               324              (133)                5               470
1996                             260               365               170              (410)              385
1995                             229               290               140                80               739
-------------------------------------------------------------------------------------------------------------
DILUTED EARNINGS (LOSS) PER SHARE - CONTINUING OPERATIONS
-------------------------------------------------------------------------------------------------------------
1997                            0.34              0.41             (0.28)             0.01              0.48
1996                            0.37              0.53              0.18             (0.39)             0.69
1995                            0.28              0.39              0.16             (0.04)             0.79
-------------------------------------------------------------------------------------------------------------
DILUTED EARNINGS (LOSS) PER SHARE
-------------------------------------------------------------------------------------------------------------
1997                            0.45              0.54             (0.23)             0.01              0.77
1996                            0.43              0.62              0.28             (0.69)             0.64
1995                            0.40              0.51              0.23              0.13              1.27
-------------------------------------------------------------------------------------------------------------
DIVIDENDS PER SHARE
-------------------------------------------------------------------------------------------------------------
1997                           0.150             0.160             0.160             0.030             0.500
1996                           0.138             0.150             0.150             0.150             0.588
1995                           0.126             0.138             0.138             0.138             0.540
-------------------------------------------------------------------------------------------------------------
COMMON STOCK PRICE<F1>
-------------------------------------------------------------------------------------------------------------
1997
-------------------------------------------------------------------------------------------------------------
HIGH                          42 1/4            46 1/2           52 5/16           45 3/4           52 5/16
LOW                           34 3/4            37               36 3/8            38               34 3/4
-------------------------------------------------------------------------------------------------------------
1996
-------------------------------------------------------------------------------------------------------------
HIGH                          31 3/4           34 1/2            37 7/8            43 1/4           43 1/4
LOW                           23               28 1/8            26 1/8            36 1/2           23
-------------------------------------------------------------------------------------------------------------
1995
-------------------------------------------------------------------------------------------------------------
HIGH                          16 1/8            18 1/4           20 7/8            25               25
LOW                           13 5/8            15 7/8           18                19 1/2           13 5/8
-------------------------------------------------------------------------------------------------------------


<F1> Stock prices were restated to reflect the May 1996 five-for-one stock split, but were not restated to reflect the spinoff of the chemical businesses on Sept. 1, 1997.

Historically, Monsanto's income from continuing operations has been higher during the first half of the year, primarily because of the concentration of generally more profitable sales of the Agricultural Products segment during that part of the year.
      Income from continuing operations for each quarter in 1997 was affected by the write-off of in-process research and development from acquisitions. First-quarter 1997 included an aftertax charge of $63 million, or $0.11 per share, principally for the Asgrow Agronomics acquisition. Second-quarter 1997 included an aftertax charge of $72 million, or $0.11 per share, for the Calgene Inc. acquisition. Third-quarter 1997 included an aftertax charge of $270 million, or $0.45 per share, for the Holden's Foundation Seeds Inc. acquisition. Fourth-quarter 1997 included $50 million, or $0.08 per share, for the Sementes Agroceres S.A. acquisition.
      Net income for the fourth quarter of 1996 included an aftertax charge of $500 million, or $0.84 per share, associated with the company's exit from the chemical businesses, the proposed spinoff, and other unusual items. The aftertax expense related to continuing operations for these actions was $257 million, or $0.43 per share.
      Net income in the first quarter of 1995 included an aftertax gain of $25 million, or $0.04 per share, for insurance-related settlement payments primarily associated with discontinued operations, and an aftertax charge of $25 million, or $0.04 per share, which is reflected in discontinued operations, for integration costs related to the formation of a joint venture.
      In the third quarter of 1995, net income included an aftertax gain of $32 million, or $0.06 per share, for environmental insurance litigation settlement payments related primarily to discontinued operations, and an aftertax charge of $25 million, or $0.04 per share, which is reflected in discontinued operations, for the settlement of a lawsuit related to a Superfund site. Third-quarter net income and income from continuing operations included favorable adjustments of approximately $13 million aftertax, or $0.02 per share, related to certain sales rebate programs in the United States for product sales made in prior years.
      Net income for the fourth quarter of 1995 included an aftertax charge of $125 million, or $0.22 per share, for restructuring actions. The aftertax expense related to continuing operations for these actions was $78 million, or $0.13 per share. Fourth-quarter 1995 net income also included an aftertax gain of $116 million, or $0.20 per share, which is reflected in discontinued operations, resulting from the sale of the styrenics plastics business.

43  1997 Monsanto Annual Report

==============================================================================
STATEMENT OF CONSOLIDATED FINANCIAL POSITION
==============================================================================


(Dollars in millions, except per share)                                                             AS OF DEC. 31,
-------------------------------------------------------------------------------------------------------------------------
ASSETS                                                                                         1997              1996
-------------------------------------------------------------------------------------------------------------------------
CURRENT ASSETS:
Cash and cash equivalents                                                                   $   134           $   166
Trade receivables, net of allowances of $63 in 1997 and $47 in 1996                           1,823             1,515
Miscellaneous receivables and prepaid expenses                                                  692               286
Deferred income tax benefit                                                                     243               282
Inventories                                                                                   1,374             1,183
Discontinued operations                                                                                           908
-------------------------------------------------------------------------------------------------------------------------
  TOTAL CURRENT ASSETS                                                                        4,266             4,340
-------------------------------------------------------------------------------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT:
Land                                                                                             99               118
Buildings                                                                                       914               848
Machinery and equipment                                                                       3,359             3,162
Construction in progress                                                                        329               300
-------------------------------------------------------------------------------------------------------------------------
Total property, plant and equipment                                                           4,701             4,428
Less accumulated depreciation                                                                 2,301             2,333
-------------------------------------------------------------------------------------------------------------------------
  NET PROPERTY, PLANT AND EQUIPMENT                                                           2,400             2,095
-------------------------------------------------------------------------------------------------------------------------
INVESTMENTS IN AFFILIATES                                                                       329               257
INTANGIBLE ASSETS, net of accumulated amortization of $853 in 1997 and $769 in 1996           2,837             2,166
OTHER ASSETS                                                                                    942               664
NONCURRENT ASSETS -- DISCONTINUED OPERATIONS                                                                    1,715
-------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                                $10,774           $11,237
=========================================================================================================================
LIABILITIES AND SHAREOWNERS' EQUITY
-------------------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES:
Accounts payable                                                                            $   480           $   479
Wages and benefits                                                                              251               456
Restructuring reserves                                                                          176               247
Miscellaneous accruals                                                                          906               728
Short-term debt                                                                               1,726               654
Discontinued operations                                                                                           837
-------------------------------------------------------------------------------------------------------------------------
  TOTAL CURRENT LIABILITIES                                                                   3,539             3,401
-------------------------------------------------------------------------------------------------------------------------
LONG-TERM DEBT                                                                                1,979             1,608
DEFERRED INCOME TAXES                                                                            97               102
POSTRETIREMENT LIABILITIES                                                                      735               594
OTHER LIABILITIES                                                                               320               509
NONCURRENT LIABILITIES -- DISCONTINUED OPERATIONS                                                               1,333
SHAREOWNERS' EQUITY:
Common stock (authorized: 1,000,000,000 shares, par value $2)
  Issued: 821,970,970 shares in 1997 and 1996                                                 1,644             1,644
  Additional contributed capital                                                                321                65
  Treasury stock, at cost (226,686,302 shares in 1997 and 237,594,831 shares in 1996)        (2,570)           (2,661)
Reinvested earnings                                                                           4,973             4,795
Reserve for ESOP debt retirement<F1>                                                           (123)             (174)
Accumulated currency adjustment                                                                (128)               10
Other                                                                                           (13)               11
-------------------------------------------------------------------------------------------------------------------------
  TOTAL SHAREOWNERS' EQUITY                                                                   4,104             3,690
-------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREOWNERS' EQUITY                                                   $10,774           $11,237
=========================================================================================================================


The above statement should be read in conjunction with pages 51-61 of this report.
<F1> ESOP stands for Employee Stock Ownership Plan.

44  1997 Monsanto Annual Report

==============================================================================
REVIEW OF CHANGES IN FINANCIAL POSITION
==============================================================================

Financial Position Remains Strong

Monsanto's financial position remained strong in 1997, as evidenced by the company's "A" debt rating. Financial resources were adequate to support existing businesses and to fund new business opportunities.
      At the end of 1997, working capital was $212 million lower than at the end of 1996, primarily because of higher short-term debt levels at year-end 1997. The effect of higher short-term debt was partially offset by increases in receivables and inventories and a decrease in accrued wages and benefits. Miscellaneous receivables increased because of 1997 fourth-quarter Pharmaceuticals segment sales of product rights and licensing arrangements. Trade receivables at year-end 1997 increased compared with those at the prior year-end, primarily because of higher sales levels for the Agricultural Products and the Pharmaceuticals segments. Inventories at year-end 1997 increased, primarily because of higher inventories in the Agricultural Products segment. Accrued wages and benefits declined in 1997 because of a large incentive payout, related to the third year of a three-year plan, made in 1997. Working capital at year-end 1996 included $71 million of working capital related to discontinued operations.
      New business opportunities and other needs in 1997 were financed with increased short- and long-term debt, which resulted in a ratio of total debt to total capitalization of 47 percent at year-end 1997, compared with 38 percent at year-end 1996. The company is considering various alternatives for several of its nonstrategic businesses that may result in cash proceeds to reduce the company's debt or finance future opportunities.
      The amount of net property, plant and equipment at year-end 1997 was higher than the comparable 1996 amount, as $644 million in capital additions and the effects of acquisitions exceeded 1997 depreciation expense and divestitures. The increase in intangible assets was attributable primarily to the acquisition of Holden's Foundation Seeds Inc.
      Total deferred tax benefits, both current and noncurrent, of $495 million at year-end 1997 were related primarily to U.S. operations, which generally have a strong earnings history.
      Monsanto uses financial markets worldwide for its financing needs. It has available various short- and medium-term bank credit facilities, which are discussed in the Notes to Financial Statements on pages 51-61. These credit facilities give Monsanto the financing flexibility it needs to take advantage of investment opportunities that may arise and to satisfy future funding requirements. To maintain adequate financial flexibility and access to debt markets worldwide, Monsanto management intends to maintain an "A" debt rating.
      Monsanto's commitments and contingencies are described in the Notes to Financial Statements on page 61.


                                                                     -----------------------------------------
KEY FINANCIAL STATISTICS                                                  1997            1996           1995
--------------------------------------------------------------------------------------------------------------
CURRENT RATIO (Current assets divided by current liabilities)              1.2             1.3            1.5
TRADE RECEIVABLES -- DAYS SALES OUTSTANDING                                 95              99             80
(Fourth-quarter trade receivables divided by fourth-quarter
net sales times 30 days)
INVENTORY TURNOVER RATIO (Cost of goods sold divided by inventory)         2.2             2.3            2.2
INTEREST COVERAGE<F1>                                                      2.9             5.3            5.7
(Income from continuing operations before interest expense
and income taxes divided by total interest cost)
CASH PROVIDED BY CONTINUING OPERATIONS/TOTAL DEBT                           10%             42%            26%
TOTAL DEBT/TOTAL CAPITALIZATION<F2>                                         47%             38%            35%
--------------------------------------------------------------------------------------------------------------

<F1> If the effects of the in-process research and development write-offs were excluded in 1997, the interest coverage ratio would have been 6.6. If the effects of the restructuring and other unusual charges were excluded in 1996, the interest coverage ratio would have been 8.2.

<F2> Total capitalization is the sum of short-term debt, long-term debt and shareowners' equity.

45 1997 Monsanto Annual Report

==============================================================================
STATEMENT OF CONSOLIDATED CASH FLOW
==============================================================================

(Dollars in millions)                                                                 1997           1996         1995
-----------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
-----------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
Income from continuing operations                                                  $   294        $   413      $   461
Add income taxes -- continuing operations                                               72            140          184
-----------------------------------------------------------------------------------------------------------------------
Income from continuing operations before income taxes                                  366            553          645
Adjustments to reconcile to Cash Provided by Continuing Operations:
  Income tax payments                                                                 (134)          (308)        (335)
  Items that did not use cash:
    Depreciation and amortization                                                      487            423          405
    Acquired in-process research and development expense                               684
    Restructuring expenses                                                                            356          114
    Other                                                                              (16)            70           10
  Working capital changes that provided (used) cash:
    Accounts receivable                                                               (268)          (330)         (94)
    Inventories                                                                       (113)           (86)        (107)
    Accounts payable and accrued liabilities                                          (288)           198           13
    Other                                                                              (81)            12          (51)
  Pretax gains from asset sales and licensing arrangements                            (232)            (9)          (9)
  Other items                                                                          (51)            61          (60)
-----------------------------------------------------------------------------------------------------------------------
CASH PROVIDED BY CONTINUING OPERATIONS                                                 354            940          531
CASH PROVIDED BY (USED IN) DISCONTINUED OPERATIONS                                    (138)           263          292
-----------------------------------------------------------------------------------------------------------------------
TOTAL CASH PROVIDED BY OPERATIONS                                                      216          1,203          823
-----------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES:
Property, plant and equipment purchases                                               (644)          (500)        (301)
Seed company acquisitions and investments                                           (1,325)          (470)
Acquisition of Kelco and pharmaceutical product lines                                                           (1,296)
Other acquisitions and investments                                                    (618)          (250)        (139)
Investment and property disposal proceeds                                               88            165           77
Discontinued operations -- proceeds from sale of styrenics plastics business                                       580
Discontinued operations -- other                                                       (44)          (200)        (206)
-----------------------------------------------------------------------------------------------------------------------
CASH USED IN INVESTING ACTIVITIES                                                   (2,543)        (1,255)      (1,285)
-----------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES:
Net change in short-term financing                                                   2,372            297           53
Long-term debt proceeds                                                                208            122          658
Long-term debt reductions                                                             (142)          (177)        (403)
Treasury stock purchases                                                                             (253)
Dividend payments                                                                     (294)          (343)        (306)
Common stock issued under employee stock plans                                          91            142          194
Cash transferred to Solutia Inc.                                                       (75)
Other financing activities                                                             135            133           56
-----------------------------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                                      2,295            (79)         252
-----------------------------------------------------------------------------------------------------------------------
DECREASE IN CASH AND CASH EQUIVALENTS                                                  (32)          (131)        (210)
CASH AND CASH EQUIVALENTS:
  Beginning of year                                                                    166            297          507
-----------------------------------------------------------------------------------------------------------------------
  END OF YEAR                                                                      $   134        $   166      $   297
=======================================================================================================================

The above statement should be read in conjunction with pages 51-61 of this report.
The effect of exchange rate changes on cash and cash equivalents was not material.
Cash payments for interest (net of amounts capitalized) were $210 million in 1997, $195 million in 1996, and $195 million in 1995.

46  1997 Monsanto Annual Report

==============================================================================
REVIEW OF CASH FLOW
==============================================================================

Cash Flow Declines

Cash provided by continuing operations totaled $354 million in 1997, down significantly from the previous year's level of $940 million. The decrease was caused primarily by significantly higher employee incentive payouts in 1997 for the final payment of certain deferred amounts related to a three-year incentive plan; severance and other payments during 1997 related to restructuring reserves and spinoff transaction costs; and $150 million of like-kind exchange proceeds from a 1995 business sale, which were earmarked to prefund 1996 capital expenditures. Working capital as a percent of net sales was 10 percent in 1997 compared with 15 percent in 1996.
      Monsanto's operations have historically generated sufficient cash to fund both its existing businesses and its research and development expenses.
      In 1997, investment and property disposal proceeds related primarily to sales of nonstrategic properties and maturing investments. In 1996 and 1995, investment and property disposal proceeds related primarily to nonstrategic investments.
      Major uses of cash in 1997, 1996 and 1995 included investments, capital expenditures, dividends and treasury stock purchases. Major investments in 1997 were the acquisitions of Asgrow Agronomics, Holden's Foundation Seeds Inc., Corn States Hybrid Service Inc., and Sementes Agroceres S.A. seed companies, and the remaining interest in Calgene Inc. Major investments in 1996 were the equity investment in DEKALB Genetics Corp., an investment in Calgene, and the acquisition of the plant biotechnology assets of Agracetus. Major investments in 1995 included the acquisition of the Kelco business and the Syntex pharmaceutical product lines. Monsanto's capital expenditures, which focused on improved technology and capacity expansions, totaled $644 million in 1997. Business redesign efforts and productivity enhancements were successful in increasing effective capacity at many facilities, thereby reducing the need for additional capital expenditures.
      To the extent the company's cash provided by operations was not sufficient to fund its cash needs during the period, short- and long-term debt was issued to finance these requirements. In December 1997, the company issued $200 million of 30-year debentures at an interest rate of 6.75 percent. The majority of the debt needs in 1996 and 1997 were financed with short-term commercial paper because of its relatively low interest rates and the generally favorable debt market environment.

                                  [GRAPH]
                               CASH PROVIDED
                               BY CONTINUING
                                OPERATIONS

Risk Management

Monsanto continually evaluates risk retention and insurance levels for product liability, property damage and other potential areas of risk. Monsanto devotes significant effort to maintaining and improving safety and internal control programs, which reduce its exposure to certain risks. Management decides the amount of insurance coverage to purchase from unaffiliated companies and the appropriate amount of risk to retain based on the cost and availability of insurance and the likelihood of a loss. Since 1986, Monsanto's liability insurance has been a "claims made" policy form. Management believes that the current levels of risk retention are consistent with those of comparable companies in the various industries in which Monsanto operates. There can be no assurance that Monsanto will not incur losses beyond the limits of, or outside the coverage of, its insurance. Monsanto's liquidity, financial position and profitability are not expected to be affected materially by the levels of risk retention that the company accepts.

Company Prepares for Year 2000

Beginning in late 1996, Monsanto initiated the Global Year 2000 program to ensure that its infrastructure and information systems comply with the systems requirements for the year 2000. The program includes the following phases: identifying systems that need to be replaced or fixed, assessing the extent of the work required, prioritizing the work and developing an action plan, and implementing the action plan. In higher risk areas, the company also has developed contingency action plans. Monsanto had essentially completed the first three phases of the program as of Dec. 31, 1997, and is now primarily in the implementation phase. The majority of systems, including all business critical systems, are expected to comply with year 2000 requirements by the first quarter of 1999. Monsanto also has contacted its major suppliers to assess their preparations for the year 2000. Similar contacts also are planned for major customers. The company continues to evaluate the estimated costs associated with year 2000 compliance based on actual experience. While the year 2000 efforts involve additional costs, Monsanto believes, based on available information, that it will be able to manage its year 2000 transition without any material adverse effect on its business operations, financial position, profitability or liquidity.

47  1997 Monsanto Annual Report

==============================================================================
REVIEW OF CASH FLOW (continued)
==============================================================================

Dividend Policy Re-Evaluated

Monsanto has paid quarterly dividends on its common shares without interruption since 1928. In 1997, following the spinoff of its chemical businesses, the company's board of directors re-evaluated the dividend policy and reduced the quarterly dividend on its common stock. The lower dividend payout was chosen to reflect the desire to fund the company's growth opportunities appropriately to create long-term economic value for shareowners. Monsanto's dividend policy reflects the company's expectations of future growth, profitability, financial position, acquisitions, working and fixed capital needs, scheduled debt repayments, and economic conditions, including inflation. The quarterly dividend paid in December 1997 was $0.03 per share vs. $0.16 per share paid in September 1997.
      Monsanto's common stock is traded principally on the New York Stock Exchange. The number of share-owners of record as of Feb. 27, 1998, was 61,008. The high and low common stock prices on that date were $51 9/16 and $50 3/8, respectively.

==============================================================================
FINANCIAL INSTRUMENTS
==============================================================================

Market Risk Management

Monsanto is exposed to market risk, including changes in interest rates, currency exchange rates and commodity prices. To manage the volatility relating to these exposures, the company enters into various derivative transactions. Monsanto does not hold or issue derivative financial instruments for trading purposes. For more information about how Monsanto manages specific risk exposures, see the currency translation note on page 51, the inventory valuation note beginning on page 54, and the long-term debt note on page 56, in Notes to Financial Statements.
      The tables below and on the next page provide information about the company's derivative instruments and other financial instruments that are sensitive to changes in interest rates, currency exchange rates and commodity prices. The financial instruments are grouped by market risk exposure category. Instrument denominations are indicated in parentheses. For instruments denominated in currencies other than the U.S. dollar, the information is presented in U.S. dollar equivalents, which is the company's reporting currency.
      Significant interest rate risk sensitive instruments as of Dec. 31, 1997, were:

                                                                 EXPECTED MATURITY DATE
-----------------------------------------------------------------------------------------------------------------------
(Dollars in millions, except average
  interest rate)                         1998     1999      2000      2001      2002  THEREAFTER     TOTAL  FAIR VALUE
-----------------------------------------------------------------------------------------------------------------------
LONG-TERM DEBT:
  Fixed rate ($US)
    Principal amount                               $50      $179      $ 33       $19        $818    $1,099      $1,171
    Average interest rate                          8.4%      6.1%      8.6%      8.3%        7.6%      7.4%
  Variable rate ($US)
    Principal amount<F1>                           $ 1      $  8      $634       $16        $190    $  849      $  849
    Average interest rate<F2>                      2.9%      3.2%      5.6%      3.1%        5.2%      5.4%
SHORT-TERM DEBT:
  Fixed rate (Brazilian real)
    Principal amount                   $  244                                                       $  244      $  244
    Average interest rate                 8.0%                                                         8.0%
  Variable rate ($US)
    Principal amount                   $1,208                                                       $1,208      $1,208
    Average interest rate<F2>             5.8%                                                         5.8%
-----------------------------------------------------------------------------------------------------------------------

<F1> Includes $625 million of commercial paper that is assumed to be renewed through 2001, when the company's credit facility expires.

<F2> Average variable rates are based on 1997 year-end variable rates. Actual rates may be higher or lower.

48  1997 Monsanto Annual Report

==============================================================================
FINANCIAL INSTRUMENTS (continued)
==============================================================================

      Significant currency exchange rate risk sensitive instruments as of Dec. 31, 1997 (dollars in millions, except average exchange rate):

                                                     AVERAGE
                                  NOTIONAL          EXCHANGE              FAIR
EXPECTED MATURITY 1998              AMOUNT           RATE<F1>            VALUE
-------------------------------------------------------------------------------
FORWARD CONTRACTS:
  Purchase of Belgian franc           $103            36.09               $101
  Purchase of British pound             87             0.589                85
  Sale of Brazilian real                50             1.152                50
  Sale of Canadian dollar               27             1.402                26
  Sale of Australian dollar             19             1.460                18
  Sale of South African rand            15             4.966                15
  Sale of Indonesian rupiah              9          4377                     7
  Sale of Philippine peso                7            39.07                  7
  Sale of Malaysian ringgit              5             3.43                  4
-------------------------------------------------------------------------------

<F1> Average contract exchange rates are stated in currency units per
     U.S. dollar.

      Significant commodity price risk sensitive instruments as of Dec. 31, 1997:

                                      -----------------------------------------
                                        EXPECTED
                                        MATURITY              FAIR
                                            1998             VALUE
-------------------------------------------------------------------------------
CORN FUTURES CONTRACTS:
  Contract volumes (million bushels)         2.1
  Weighted average price (per bushel)      $2.90
  Contract amount ($US in millions)           $6                $6

SOYBEAN FUTURES CONTRACTS:
  Contract volumes (million bushels)         8.9
  Weighted average price (per bushel)      $6.96
  Contract amount ($US in millions)          $62               $61
-------------------------------------------------------------------------------

Contract amounts are used to calculate the contractual payments and quantity of the commodity to be exchanged.

==============================================================================
DISCLOSURE OF FORWARD-LOOKING STATEMENTS
==============================================================================

Under the Private Securities Litigation Reform Act of 1995, companies are provided a "safe harbor" for making forward-looking statements about the potential risks and rewards of their strategies. Monsanto believes it's in the best interests of our shareowners to use these provisions in discussing future events, as we do in this annual report and other communications. These forward-looking statements include our plans for growth; the potential for the development, regulatory approval and public acceptance of new products from our pipeline; and other factors that could affect Monsanto's future operations or financial position.
      Monsanto's ability to achieve its goals depends on many known and unknown risks and uncertainties, as well as on changes in general economic and business conditions. These factors could cause the anticipated performance and results of the company to differ materially from those described or implied in forward-looking statements.
      Factors that could cause or contribute to such differences include, but aren't limited to Monsanto's ability to: generate cash flows or obtain financing to fund its growth, including research and development; identify new technologies and commercialize from that research innovative and competitive new products worldwide; obtain regulatory approvals and gain consumer acceptance of new products worldwide; secure and defend its intellectual property rights and, when appropriate, license required technology; manufacture its products competitively and cost effectively; manage its businesses in the face of adverse weather or other environmental conditions; respond to challenges in international markets, including changes in currency exchange rates, political or economic conditions, and trade and regulatory matters; complete and integrate appropriate acquisitions, strategic alliances and joint ventures; and manage other factors as may be discussed in Monsanto's reports filed with the U.S. Securities and Exchange Commission.

49  1997 Monsanto Annual Report

==============================================================================
STATEMENT OF CONSOLIDATED SHAREOWNERS' EQUITY
==============================================================================

(Dollars in millions, except per share)                                              1997           1996         1995
-------------------------------------------------------------------------------------------------------------------------
COMMON STOCK:
Balance, Jan. 1                                                                   $ 1,644        $   329      $   329
Par value of stock issued in five-for-one stock split                                              1,315
-------------------------------------------------------------------------------------------------------------------------
BALANCE, DEC. 31                                                                  $ 1,644        $ 1,644      $   329
-------------------------------------------------------------------------------------------------------------------------
ADDITIONAL CONTRIBUTED CAPITAL:
Balance, Jan. 1                                                                   $    65        $   902      $   849
Employee stock plans and ESOP<F1>                                                     135            133           53
Par value of stock issued in five-for-one stock split                                               (970)
Spinoff of chemical businesses                                                        121
-------------------------------------------------------------------------------------------------------------------------
BALANCE, DEC. 31                                                                  $   321        $    65      $   902
-------------------------------------------------------------------------------------------------------------------------
TREASURY STOCK:
Balance, Jan. 1                                                                   $(2,661)       $(2,550)     $(2,744)
Shares purchased<F2> (8,244,500 shares in 1996)                                                     (253)
Net shares issued under employee stock plans<F2> (10,900,529 shares in 1997;
  15,269,164 shares in 1996; and 19,675,660 shares in 1995)                            91            142          194
-------------------------------------------------------------------------------------------------------------------------
BALANCE, DEC. 31                                                                  $(2,570)       $(2,661)     $(2,550)
-------------------------------------------------------------------------------------------------------------------------
REINVESTED EARNINGS:
Balance, Jan. 1                                                                   $ 4,795        $ 5,097      $ 4,661
Net income                                                                            470            385          739
Dividends (net of ESOP tax benefits)                                                 (292)          (342)        (303)
Par value of stock issued in five-for-one stock split                                               (345)
-------------------------------------------------------------------------------------------------------------------------
BALANCE, DEC. 31                                                                  $ 4,973        $ 4,795      $ 5,097
-------------------------------------------------------------------------------------------------------------------------
RESERVE FOR ESOP DEBT RETIREMENT:
Balance, Jan. 1                                                                   $  (174)       $  (181)     $  (199)
Allocation of ESOP shares                                                              20              7           18
Spinoff of chemical businesses                                                         31
-------------------------------------------------------------------------------------------------------------------------
BALANCE, DEC. 31                                                                  $  (123)       $  (174)     $  (181)
-------------------------------------------------------------------------------------------------------------------------
ACCUMULATED CURRENCY ADJUSTMENT:
Balance, Jan. 1                                                                   $    10        $   101      $    33
Translation adjustments                                                              (127)           (91)          68
Spinoff of chemical businesses                                                        (11)
-------------------------------------------------------------------------------------------------------------------------
BALANCE, DEC. 31                                                                  $  (128)       $    10      $   101
-------------------------------------------------------------------------------------------------------------------------
OTHER:
Balance, Jan. 1                                                                   $    11        $    34      $    19
Net change in market value of investments                                              (8)           (23)          15
Minimum pension liability                                                             (16)
-------------------------------------------------------------------------------------------------------------------------
BALANCE, DEC. 31                                                                  $   (13)       $    11      $    34
=========================================================================================================================

The above statement should be read in conjunction with pages 51-61 of this report.
<F1> ESOP stands for Employee Stock Ownership Plan.
<F2> Adjusted for the 1996 five-for-one common stock split.

50  1997 Monsanto Annual Report


==============================================================================
NOTES TO FINANCIAL STATEMENTS
==============================================================================

Significant Accounting Policies

Monsanto's significant accounting policies are italicized in the following Notes to Financial Statements.

Basis of Presentation

Where applicable, per share amounts and the number of shares have been restated to reflect the May 1996 five-for-one common stock split effected in the form of a stock dividend. The financial statements have been restated to present the results of the company's former chemical businesses as discontinued operations. Earnings per share have been restated to reflect the company's adoption of Statement of Financial Accounting Standard No. 128, "Earnings per Share." Previously reported amounts have been reclassified to make them consistent with the current presentation. The following notes relate to the continuing operations of Monsanto, unless otherwise indicated.

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

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and that affect revenues and expenses during the period reported. Estimates are adjusted to reflect actual experience when necessary. Significant estimates are used to account for restructuring reserves, self-insurance reserves, employee benefit plans, asset impairments and contingencies.

Currency Translation

The financial statements for most of Monsanto's ex-U.S. entities are translated into U.S. dollars at current exchange rates. Unrealized currency translation adjustments in the Statement of Consolidated Financial Position are accumulated in shareowners' equity. The financial statements of ex-U.S. entities that operate in hyperinflationary economies are translated at either current or historical exchange rates, as appropriate. These currency adjustments are included in net income.
      Major currencies are the U.S. dollar, British pound sterling, Belgian franc and Japanese yen. Other important currencies include the Brazilian real, Canadian dollar, French franc, German mark and Italian lira. Currency restrictions are not expected to have a significant effect on Monsanto's cash flow, liquidity or capital resources.
      Currency option contracts are purchased to manage currency exposure for anticipated transactions (for example, expected export sales in the following year denominated in foreign currencies). Currency option and forward contracts are used to manage other currency exposures, primarily for receivables and payables denominated in currencies other than the entities' functional currencies. This hedging activity is intended to protect the company from adverse fluctuations in foreign currencies vs. the entities' functional currencies.
      As of Dec. 31, 1997, Monsanto had currency forward contracts to purchase $189 million and to sell $131 million, and purchased currency option contracts to sell $38 million, of other currencies. Gains and losses on contracts that are designated and effective as hedges are deferred and are included in the recorded value of the transaction being hedged. Net deferred hedging losses as of Dec. 31, 1997, were not material. Gains and losses on other currency forward and option contracts are included in net income immediately. Monsanto is subject to loss if the counterparties to these contracts do not perform.

Principal Acquisitions and Divestitures

In 1997, the company made several strategic acquisitions of agricultural seed companies. In February 1997, Monsanto completed its acquisition of the Asgrow Agronomics seed business. In September 1997, Monsanto completed the acquisitions of Holden's Foundation Seeds Inc. and Corn States Hybrid Service Inc. In December 1997, the company acquired controlling interest in Sementes Agroceres S.A., a Brazilian seed company. The combined purchase price of these acquisitions was approximately $1.4 billion. The purchase price allocations for Agroceres are based on preliminary assumptions and are subject to revision.
      In 1997, Monsanto recorded aftertax charges of $383 million, or $0.64 per share, for the write-off of in-process research and development (R&D) related to the seed company acquisitions. The amounts of purchased in-process R&D were determined by independent valuations. Management believes that the technological feasibility of the acquired in-process research has not been established and that it has no alternative future use. Accordingly, the amounts allocated to in-process R&D are required to be expensed immediately under generally accepted accounting principles.
      The following unaudited pro forma information combines the consolidated results of operations of Monsanto with those of Asgrow, Holden's, Corn States and Agroceres as if these acquisitions had occurred at

51  1997 Monsanto Annual Report



==============================================================================
NOTES TO FINANCIAL STATEMENTS (continued)
==============================================================================

the beginning of 1996. The pro forma results give effect to certain purchase accounting adjustments, including additional amortization expense from goodwill and other identified intangible assets, and increased interest expense from acquisition debt. Pro forma income from continuing operations for 1997 excludes unusual charges of $455 million, or $0.75 per share, related to in-process R&D. Pro forma income from continuing operations for 1996 excludes restructuring and other unusual charges of $257 million, or $0.43 per share.


                                        --------------------------
                                            1997              1996
------------------------------------------------------------------
Sales                                     $7,642            $6,661
Income from continuing operations            683               587
Earnings per share --
  continuing operations                     1.12              0.98
------------------------------------------------------------------

      This pro forma financial information is presented for comparative purposes only and is not necessarily indicative of the operating results that actually would have occurred had the acquisitions occurred on the earliest day of the periods presented. In addition, these results are not intended to be a projection of future results.
      In May 1997, Monsanto completed its acquisition of the remaining shares of Calgene Inc. that Monsanto did not already own for $8.00 per share, in cash, or approximately $267 million. In conjunction with this acquisition, Monsanto recorded a $72 million aftertax charge ($72 million pretax), or $0.11 per share, for acquired in-process R&D. This charge was not tax effected because the transaction was a stock acquisition rather than an asset purchase. The purchase price allocations are based upon preliminary assumptions and are subject to revision. The amount of this write-off was determined by an independent valuation. Management believes that the technological feasibility of the acquired in-process research has not been established and that it has no alternative future use. Accordingly, the amounts allocated to in-process R&D are required to be expensed immediately under generally accepted accounting principles.
      Also in 1997, Monsanto completed several smaller acquisitions. The combined purchase price of these acquisitions was approximately $200 million. The purchase price allocations for these acquisitions are based on preliminary assumptions and are subject to revision.
      The above acquisitions were accounted for as purchases, and, accordingly, the results of operations for these companies were included in the Statement of Consolidated Income from the dates of acquisition. The excess of the purchase price over the estimated fair value of net assets acquired was recorded as goodwill and is being amortized over not more than 20 years.
      In March 1996, Monsanto acquired significant equity positions in Calgene and DEKALB Genetics Corp. In November 1996, Monsanto acquired a controlling interest in Calgene. The combined investment in these businesses was approximately $340 million. In May 1996, Monsanto acquired the plant biotechnology assets of Agracetus for approximately $150 million.
      In September 1995, Searle acquired the women's health care assets, primarily product rights, of the former Syntex Corp., a subsidiary of Roche Holding Ltd., for approximately $240 million. In February 1995, Monsanto completed its acquisition of the worldwide business of Kelco, the specialty chemicals division of Merck & Co. Inc., for $1.062 billion.

Discontinued Operations

In December 1996, the board of directors approved a plan to spin off the company's chemical businesses to shareowners by means of the distribution of shares of a newly formed, wholly owned subsidiary, later named Solutia Inc. Effective Aug. 12, 1997, the board declared the distribution on Sept. 1, 1997, to shareowners of record on Aug. 20, 1997, of one share of Solutia common stock and one preferred share purchase right of Solutia for every five shares of Monsanto common stock, subject to certain conditions, including shareowner approval. At a special meeting held Aug. 18, 1997, shareowners approved the spinoff. It became effective Sept. 1, 1997.
      As a result of shareowner approval of the spinoff, Monsanto's financial statements have been restated to present the results of operations, cash flow and financial position of the chemical businesses as discontinued operations. Discontinued operations also include certain other operations of the company's chemical businesses that have been sold, primarily the styrenics plastics business. Operating results for discontinued operations were:

                                       ---------------------------------------------
                                            1997              1996              1995
------------------------------------------------------------------------------------
NET SALES                                 $1,943            $2,914            $3,552
====================================================================================
Income (loss) before
  income taxes                            $  266            $  (13)           $  253
Pretax gain on sale
  of business                                                                    189
Income taxes                                  90                15               164
------------------------------------------------------------------------------------
NET INCOME (LOSS)                         $  176            $  (28)           $  278
====================================================================================

      Pretax restructuring and other unusual charges related to discontinued operations were $340 million in 1996 and $55 million in 1995. These costs were associated with work force reductions, the rationalization or closure of certain facilities, asset write-offs, and exit costs to separate the chemical businesses. Other pretax items affecting discontinued operations in 1995 were receipt of settlement payments of $88 million from various insurers for environmental and other insurance litigation, offset by a lawsuit settlement of $41 million and joint venture integration

52  1997 Monsanto Annual Report

==============================================================================
NOTES TO FINANCIAL STATEMENTS (continued)
==============================================================================

costs of $40 million. Also in 1995, the styrenics plastics business and an interest in a related joint venture were sold for a pretax gain of $189 million.
      The effective tax rate for discontinued operations for 1996 exceeded the 35 percent U.S. federal statutory rate, primarily because of the effect of nondeductible exit costs incurred to separate the chemical businesses. This, in turn, was partly offset by the effect of lower ex-U.S. tax rates. The effective tax rates for discontinued operations in 1995 and 1994 exceeded the U.S. federal statutory rate, primarily because of the effect of state income taxes.
      Interest expense of $39 million in 1997, $52 million in 1996, and $58 million in 1995 has been allocated to the operating results of Solutia based on the debt assumed by Solutia. Historically, the company did not allocate any debt to the chemical businesses because the company uses a centralized approach to cash management and the financing of its operations.
      In connection with the spinoff, Solutia assumed the pension liabilities and received related assets for its active employees and for certain former employees of the chemical businesses. Solutia also assumed the postretirement benefit liabilities for its active employees and former employees who last worked in a chemical business.
      To complete the spinoff, Monsanto contributed certain assets to Solutia, and Solutia assumed certain liabilities of Monsanto. In addition to the assets and liabilities reported as discontinued operations in the Consolidated Statement of Financial Position, the assets contributed to Solutia and liabilities assumed by Solutia included a joint venture interest in Monsanto's elemental phosphorus business, $75 million of cash and $1.0 billion of short-term debt. Also in connection with the spinoff, Solutia's employee stock ownership plan (ESOP) received 2.4 million shares of unallocated company common stock held by Monsanto's ESOP, and assumed $29 million of ESOP borrowings. The excess of the liabilities assumed by Solutia and Solutia's ESOP over the assets contributed to Solutia in connection with the spinoff (approximately $141 million) increased Monsanto's shareowners' equity.
      In connection with the spinoff, several agreements entered into by Monsanto and Solutia allocated responsibility between them for various debts, liabilities and obligations. These agreements provide that Solutia will indemnify Monsanto for the liabilities assumed by Solutia pursuant to such agreements.

Restructuring and Other Actions -- Continuing Operations

In December 1996, the company recorded pretax restructuring charges and other unusual items related to continuing operations of $376 million ($257 million aftertax) to cover the closure or rationalization of certain facilities, asset write-offs, and work force reductions. Approximately 940 of the 1,520 positions expected to be eliminated by these actions had been eliminated by the end of 1997. Included in these charges were aftertax amounts for asset impairments totaling $39 million. These write-offs were related to intangible assets for products no longer marketed and excess production capacity. Assets were written down to their discounted cash values, using appropriate discount rates.
      In December 1995, the company recorded pretax restructuring charges associated with continuing operations of $114 million ($78 million aftertax) that covered the costs of work force reductions, business consolidations, facility closures, and the exit from nonstrategic businesses and facilities. This plan was substantially completed by the end of 1996 and reduced employment by approximately 370 people. Other unusual items in 1995 included approximately $20 million in favorable pretax adjustments ($13 million aftertax) under certain sales rebate programs in the United States for product sales made in prior years, and approximately $4 million ($2 million aftertax) in insurance settlements.
      The components of the pretax expense (income) related to income from continuing operations before income taxes for the restructuring programs and the other actions were:

                                          -------------------------
                                            1996              1995
-------------------------------------------------------------------
Cost of employee reductions                 $255              $ 41
Shutdown and consolidation of
  various facilities and departments          57                73
Asset impairments                             51
Insurance-related settlement (income)                           (4)
Other costs (income)                          13               (20)
-------------------------------------------------------------------
TOTAL                                       $376              $ 90
===================================================================

      The restructuring expenses recorded were based on estimates prepared at the time the restructuring actions were approved by the board of directors. The balance in restructuring reserves as of Dec. 31, 1997, was $235 million. It is earmarked primarily for remaining work force reduction costs and the costs associated with the shutdown and consolidation of various facilities and departments. Management believes that the balance of these reserves as of Dec. 31, 1997, is adequate for completion of those activities. Restructuring actions during the last three years have reduced these liabilities by approximately $330 million. Approximately one-half of these reductions were related to the cost of work force reduction programs. The remaining reductions were primarily related to write-offs and expenditures related to the termination or sale of nonstrategic products and facilities.
      The pretax expenses (income) related to the restructuring programs and the other unusual items were

53  1997 Monsanto Annual Report

==============================================================================
NOTES TO FINANCIAL STATEMENTS (continued)
==============================================================================

recorded in the Statement of Consolidated Income in the following categories:

                                        --------------------------
                                            1996             1995
------------------------------------------------------------------
Net sales                                                   $ (20)
Cost of goods sold                          $ 28               (4)
Amortization of intangible assets             23
Restructuring expenses                       356              114
------------------------------------------------------------------
Decrease in operating income                 407               90
Other (income) expense -- net                (31)
------------------------------------------------------------------
TOTAL DECREASE IN INCOME FROM
  CONTINUING OPERATIONS BEFORE
  INCOME TAXES                              $376            $  90
==================================================================

      In 1996, other expense was reduced by reversals of restructuring reserves that were no longer required, and by a minority interest associated with restructuring and other unusual items recorded by Calgene.
      Income from continuing operations decreased $257 million, or $0.43 per share, in 1996, and decreased $63 million, or $0.11 per share, in 1995 because of these restructurings and other unusual items.

Depreciation and Amortization

                                         -------------------------------------
                                            1997           1996           1995
------------------------------------------------------------------------------
Depreciation                                $299           $276           $272
Amortization of
  intangible assets                          173            128            119
Obsolescence                                  15             19             14
------------------------------------------------------------------------------
TOTAL                                       $487           $423           $405
==============================================================================

      Property, plant and equipment is recorded at cost. The cost of plant and equipment is depreciated over weighted average periods of 18 years for buildings and 10 years for machinery and equipment, by the straight-line method.
      In 1996, total amortization of intangible assets reflected in the Statement of Consolidated Income includes $23 million of charges for asset impairments.
      Intangible assets are recorded at cost less accumulated amortization. The components of intangible assets and their estimated remaining useful lives were:

                               -----------------------------------------------------------
                                 ESTIMATED
                                 REMAINING
                                   LIFE<F1>          1997              1996           1995
------------------------------------------------------------------------------------------
Goodwill                                21         $1,835            $1,519         $1,372
Patents and other
  intangible assets                     10          1,002               647            593
------------------------------------------------------------------------------------------
TOTAL                                              $2,837            $2,166         $1,965
==========================================================================================

<F1> Weighted average, in years, as of Dec. 31, 1997.

      Goodwill and other intangible assets increased in 1997, primarily because of the acquisitions of Asgrow, Calgene and Holden's.
      Goodwill is the cost of acquired businesses in excess of the fair value of their identifiable net assets and is amortized over the estimated periods of benefit (five to 40 years). Patents obtained in a business acquisition are recorded at the present value of estimated future cash flows resulting from patent ownership. The cost of patents is amortized over their legal lives. The cost of other intangible assets (principally seed germplasm, product rights and trademarks) is amortized over their estimated useful lives.
      Impairment tests of long-lived assets are made when conditions indicate a possible loss. Such impairment tests are based on a comparison of undiscounted cash flows to the recorded value of the asset. If an impairment is indicated, the asset value is written down to its discounted cash value, using an appropriate discount rate.

Investments

Certain investments in equity securities, other than investments in equity affiliates, are classified as available-for-sale securities, and are recorded at their market values. When a decline in market value is deemed other than temporary, the reduction to the investment in a security is charged to expense. As of Dec. 31, these equity securities were detailed as follows:

                                     -----------------------
                                      1997              1996
------------------------------------------------------------
Aggregate fair value                   $72               $79
Gross unrealized holding:
  Gains                                 --                31
  Losses                                12                11
------------------------------------------------------------

      In 1996, proceeds and realized gains from sales of available-for-sale securities were $80 million and $33 million, respectively.
      Debt securities held are recorded at amortized cost, because the company has the ability and intent to hold these securities to their maturity date. These securities mature in less than five years. As of Dec. 31, 1997 and 1996, the total amortized cost of these securities was $116 million and $147 million, respectively.

Inventory Valuation

Inventories are stated at cost or market, whichever is less. Actual cost is used to value raw materials and supplies. Standard cost, which approximates actual cost, is used to value finished goods and goods in process. Standard cost includes direct labor and raw materials, and manufacturing overhead based on practical capacity. The cost of certain inventories (49 percent as of Dec. 31, 1997) is determined by using the last-in, first-out (LIFO) method, which generally reflects the effects of inflation or deflation on cost of goods sold sooner than other inventory

54  1997 Monsanto Annual Report

==============================================================================
NOTES TO FINANCIAL STATEMENTS (continued)
==============================================================================

cost methods do. The cost of other inventories generally is determined by the first-in, first-out (FIFO) method. Inventories at FIFO approximate current cost.
      The components of inventories were:

                                       ----------------------------
                                            1997              1996
-------------------------------------------------------------------
Finished goods                            $  762            $  630
Goods in process                             265               287
Raw materials and supplies                   390               333
-------------------------------------------------------------------
Inventories, at FIFO cost                  1,417             1,250
Excess of FIFO over LIFO cost                (43)              (67)
-------------------------------------------------------------------
TOTAL                                     $1,374            $1,183
===================================================================

      Commodity futures and options contracts are used to hedge the price volatility of certain commodities, primarily soybeans and corn. This hedging activity is intended to manage the cost of soybean and corn seeds that Monsanto's seed companies purchase from seed growers and to reduce the risk of incurring higher seed costs in periods of rising commodity prices. Gains and losses on contracts that are designated and effective as hedges are deferred in inventory and are included in cost of goods sold when the underlying seeds are sold. As of Dec. 31, 1997, Monsanto had futures contracts to purchase $68 million of corn and soybeans.

Income Taxes

The components of income from continuing operations before income taxes were:

                                         -------------------------------------
                                            1997           1996           1995
------------------------------------------------------------------------------
United States                               $(55)          $313           $339
Outside United States                        421            240            306
------------------------------------------------------------------------------
TOTAL                                       $366           $553           $645
==============================================================================

      The components of income tax expense charged to operations were:

                                        ---------------------------------------
                                            1997           1996           1995
-------------------------------------------------------------------------------
Current:
  U.S. federal                             $ 138           $ 42          $ 180
  U.S. state                                  20             14              6
  Outside United States                      124             91            108
-------------------------------------------------------------------------------
                                             282            147            294
-------------------------------------------------------------------------------
Deferred:
  U.S. federal                              (194)            10           (108)
  U.S. state                                 (17)            (6)             6
  Outside United States                        1            (11)            (8)
-------------------------------------------------------------------------------
                                            (210)            (7)          (110)
-------------------------------------------------------------------------------
TOTAL                                      $  72           $140          $ 184
===============================================================================

      Factors causing Monsanto's effective tax rate to differ from the U.S. federal statutory rate were:

                                         -------------------------------------
                                           1997           1996           1995
------------------------------------------------------------------------------
U.S. federal statutory rate                  35%            35%            35%
U.S. export earnings                         (7)            (6)            (2)
Puerto Rican operations                      (5)            (4)            (4)
U.S. R&D tax credit                          (7)            (1)            --
Lower ex-U.S. rates                          (2)            (1)            --
Nondeductible goodwill                        3              2              1
Valuation allowances                         (4)            --             (2)
Acquired in-process R&D                       7
Other                                        --             --              1
------------------------------------------------------------------------------
EFFECTIVE INCOME TAX RATE                    20%            25%            29%
==============================================================================

      Deferred income tax balances were related to:

                                                        -----------------------
                                                           1997           1996
-------------------------------------------------------------------------------
Property                                                  $(180)         $(243)
Postretirement benefits                                     231            171
Restructuring reserves                                       71            181
Inventory                                                     6             40
Net operating tax loss and
  tax credit carryforwards                                  138            163
Acquired in-process R&D                                     207
Other                                                       (53)            66
Valuation allowances                                        (22)          (168)
-------------------------------------------------------------------------------
NET DEFERRED TAX ASSETS                                   $ 398          $ 210
===============================================================================

      Deferred tax balances were:

                                                       -----------------------
                                                           1997           1996
------------------------------------------------------------------------------
Deferred tax assets                                       $495          $312
Deferred tax liabilities                                    97           102
------------------------------------------------------------------------------
NET DEFERRED TAX ASSETS                                   $398          $210
==============================================================================

      The balance in valuation allowances as of Dec. 31, 1996, included $107 million for Calgene, primarily related to U.S. net operating loss carryforwards. In 1997, Monsanto acquired the remaining 46 percent interest in Calgene and, as part of the acquisition accounting, recognized the majority of the deferred tax assets related to these carryforwards. These carryforwards expire from 1999 through 2011. In 1997, Monsanto recognized $24 million in benefits from certain ex-U.S. net operating loss carryforwards. As of Dec. 31, 1997, Monsanto had available approximately $50 million in remaining ex-U.S. net operating loss carryforwards, which expire from 1998 through 2001.
      Income taxes and remittance taxes have not been recorded on $1.4 billion in undistributed earnings of subsidiaries, either because any taxes on dividends would be offset substantially by foreign tax credits or because Monsanto intends to reinvest those

55  1997 Monsanto Annual Report

==============================================================================
NOTES TO FINANCIAL STATEMENTS (continued)
==============================================================================

earnings indefinitely. It is not practicable to estimate the income tax liability that might be incurred if such earnings were remitted to the United States.

Short-Term Debt and Credit Arrangements

Short-term debt was:

                                                     --------------------------
                                                           1997           1996
-------------------------------------------------------------------------------
Notes payable to banks                                   $  312           $129
Commercial paper                                          1,200            332
Bank overdrafts                                             126            112
Current portion of long-term debt                            88             81
-------------------------------------------------------------------------------
TOTAL                                                    $1,726           $654
===============================================================================
Weighted average interest rates of
  notes payable as of Dec. 31:
    Banks <F1>                                              8.5%           7.7%
    Commercial paper                                        5.9%           5.5%
-------------------------------------------------------------------------------

<F1> Includes the effect of notes in certain countries where local inflation results in high interest rates.

      Monsanto had aggregate short-term loan facilities of $746 million, under which loans totaling $312 million were outstanding as of Dec. 31, 1997. Interest on these loans is related to various bank rates. Monsanto has a $1.0 billion credit facility, expiring in 2001, which allows the company to request that lenders increase their commitments up to an aggregate of $1.6 billion. There were no borrowings under this credit facility as of Dec. 31, 1997. This facility is used to support the issuance of commercial paper. Interest on amounts borrowed under this agreement is expected to be at money market rates. Covenants under this credit facility restrict maximum borrowings. The company does not anticipate that future borrowings will be limited by the terms of this agreement. Historically, Monsanto did not allocate any short-term debt to the chemical businesses, because the company uses a centralized approach to cash management and the financing of its operations. Effective Sept. 1, 1997, in connection with the spinoff, Solutia assumed $1.0 billion of the company's short-term debt, primarily commercial paper, outstanding on that date.


Long-Term Debt

Long-term debt (exclusive of current maturities) was:

                                                      ------------------------
                                                           1997           1996
------------------------------------------------------------------------------
Industrial revenue bond obligations,
  average rate in 1997 of 4.96%,
  due 1999 to 2028                                       $  338         $  338
Medium-term notes, rates in 1997
  ranging from 8.55% to 9%,
  due 1999 to 2005                                           90            145
Commercial paper                                            625            325
6% notes due 2000                                           150            150
7.09% and 8.13% amortizing ESOP<F1>
  notes and debentures due 2000 and
  2006, guaranteed by the company                           101            138
8 7/8% debentures due 2009                                   99             99
5.6% yen note due 2016                                       77             88
8.7% debentures due 2021                                    100            100
8.2% debentures due 2025                                    150            150
6.75% debentures due 2027                                   198
Other                                                        51             75
------------------------------------------------------------------------------
TOTAL                                                    $1,979         $1,608
==============================================================================

<F1> ESOP stands for employee stock ownership plan.

      Maturities and sinking-fund requirements on long-term debt, excluding commercial paper, are $88 million in 1998, $84 million in 1999, $226 million in 2000, $43 million in 2001, and $35 million in 2002.
      Commercial paper balances of $625 million and $325 million as of Dec. 31, 1997 and 1996, respectively, have been classified as long-term debt. Monsanto has the ability and intent to renew these obligations beyond 1998.
      Interest-rate swap agreements are used to reduce interest rate risks and to manage interest expense. By entering into these agreements, the company changes the fixed/variable interest-rate mix of its debt portfolio. As of Dec. 31, 1997, Monsanto was party to interest-rate swap agreements with an aggregate notional principal amount of $90 million related to existing debt. The agreements effectively convert floating-rate debt into fixed-rate debt. This reduces the company's risk of incurring higher interest costs in periods of rising interest rates. Monsanto is subject to loss if the counterparties to these agreements do not perform. Interest differentials to be paid or received because of swap agreements are reflected as an adjustment to interest expense over the related debt period.
      Historically, Monsanto did not allocate any long-term debt to the chemical businesses, because the company uses a centralized approach to cash management and the financing of its operations. Effective Sept. 1, 1997, in connection with the spinoff, Solutia's ESOP assumed $29 million of ESOP borrowings.

56  1997 Monsanto Annual Report

==============================================================================
NOTES TO FINANCIAL STATEMENTS (continued)
==============================================================================

Fair Values of Financial Instruments

The estimated fair values of Monsanto's financial instruments were:


                                ----------------------------------------------------------
                                            1997                            1996
                                ----------------------------------------------------------
                                  RECORDED           FAIR          RECORDED           FAIR
                                    AMOUNT          VALUE            AMOUNT          VALUE
------------------------------------------------------------------------------------------
Long-term debt                      $1,979         $2,053            $1,608         $1,681
------------------------------------------------------------------------------------------

      The recorded amounts of cash, trade receivables, investments in securities, discounted receivables, third-party guarantees, commodity futures contracts, currency forward contracts and swaps, accounts payable, interest-rate swaps, and short-term debt approximate their fair values.
      Fair values are estimated by the use of quoted market prices, estimates obtained from brokers, and other appropriate valuation techniques based on information available as of Dec. 31, 1997. The fair-value estimates do not necessarily reflect the values Monsanto could realize in the current market.

Postretirement Benefits -- Pensions

Most Monsanto employees are covered by noncontributory pension plans. The components of pension cost were:

                                         --------------------------------------
                                            1997        1996<F1>       1995<F1>
-------------------------------------------------------------------------------
Service cost for benefits
  earned during the year                   $  61          $  83          $  70
Interest cost on
  benefit obligation                         148            287            291
Assumed return on
  plan assets<F2>                           (167)          (322)          (326)
Amortization of unrecog-
  nized net (gain) loss                       13              9            (25)
-------------------------------------------------------------------------------
TOTAL                                      $  55          $  57          $  10
===============================================================================
Continuing operations                      $  55          $  54          $  29
Discontinued operations                                       3            (19)
-------------------------------------------------------------------------------
TOTAL                                      $  55          $  57          $  10
===============================================================================

<F1> In connection with the spinoff, Solutia assumed the pension liabilities and received related assets for its active employees and for certain former employees of the chemical businesses. The components of pension cost for 1996 and 1995 have not been restated for amounts related to continuing and discontinued operations as no detailed information was available.

<F2> Actual returns on plan assets were $350 million in 1997, $558 million in
     1996, and $671 million in 1995.

      Pension benefits are based on an employee's years of service and/or compensation level. Pension plans are funded in accordance with Monsanto's long-range projections of the plans' financial conditions. These projections take into account benefits earned and expected to be earned, anticipated returns on pension plan assets, and income tax and other regulations.
      Pension costs were determined through the use of the preceding year-end rate assumptions. Assumptions used as of Dec. 31 for the principal plans were:

                                         -------------------------------------
                                           1997           1996           1995
------------------------------------------------------------------------------
Discount rate                              7.00%          7.50%          7.25%
Assumed long-term rate of
  return on plan assets                    9.50%          9.50%          9.50%
Annual rates of salary
  increase (for plans that
  base benefits on final
  compensation level)                      4.00%          4.50%          4.50%
------------------------------------------------------------------------------

      The funded status of Monsanto's pension plans at year-end was:

                                        ---------------------------------------
                                                  1997                 1996<F1>
-------------------------------------------------------------------------------
                                          ASSETS            ABO
                                          EXCEED        EXCEEDS
                                             ABO         ASSETS
-------------------------------------------------------------------------------
Actuarial present value
  of plan benefits:
    Vested                                  $428         $1,750         $3,495
    Nonvested                                  1             77            154
-------------------------------------------------------------------------------
Accumulated benefit
  obligation (ABO)                           429          1,827          3,649
Effect of projected future
  salary increases                            54            173            377
-------------------------------------------------------------------------------
PROJECTED BENEFIT OBLIGATION<F2>             483          2,000          4,026
-------------------------------------------------------------------------------
PLAN ASSETS AT FAIR VALUE                    466          1,563          3,817
-------------------------------------------------------------------------------
Excess of projected benefit
  obligation over plan assets                 17            437            209
  Unrecognized initial
    net gain                                   6             21             94
  Unrecognized prior
    service costs                            (29)           (77)          (264)
  Unrecognized subsequent
    net gain (loss)                          (25)           (45)           241
  Minimum liability
    adjustment                                --             33
-------------------------------------------------------------------------------
ACCRUED NET PENSION
  LIABILITY (ASSET)<F3>                     $(31)        $  369         $  280
===============================================================================
Continuing operations                       $(31)        $  369         $  208
Discontinued operations                                                     72
-------------------------------------------------------------------------------
TOTAL ACCRUED NET PENSION
  LIABILITY (ASSET)                         $(31)        $  369         $  280
===============================================================================

<F1> In connection with the spinoff, Solutia assumed the pension liabilities and received related assets for its active employees and for certain former employees of the chemical businesses. The projected benefit obligation, the fair value of plan assets and the components of accrued pension liability for 1996 have not been restated for amounts related to continuing and discontinued operations as no detailed information was available.

<F2> Included $228 million in 1996 for unfunded plans.

<F3> Included $138 million in 1996 for unfunded plans.

57  1997 Monsanto Annual Report

==============================================================================
NOTES TO FINANCIAL STATEMENTS (continued)
==============================================================================

      The accrued net pension liability related to continuing operations was included in:

                                        ---------------------------
                                            1997              1996
-------------------------------------------------------------------
Postretirement liabilities                  $390              $264
Less other assets                            (52)              (56)
-------------------------------------------------------------------
ACCRUED NET PENSION LIABILITY               $338              $208
===================================================================

      As a result of employment reductions from the 1996 restructuring program, $36 million of restructuring reserves was transferred to accrued net pension liability during 1997.
      Included in the preceding table are plan assets and projected benefit obligations for the principal U.S. plans of approximately $1.55 billion and $1.96 billion, respectively, as of Dec. 31, 1997. Plan assets consist principally of common stocks and U.S. government and corporate obligations. Contributions to these plans were neither required nor made in 1997, 1996 and 1995 because the company's principal pension plans are adequately funded, using assumed returns.

Postretirement Benefits --
Health Care and Other

Monsanto provides certain health care and life insurance benefits for retired employees. Substantially all of Monsanto's regular, full-time U.S. employees and certain employees in other countries may become eligible for these benefits if they reach retirement age while employed by Monsanto. These postretirement benefits are unfunded and are generally based on the employee's years of service and/or compensation level. The costs of postretirement benefits are accrued by the date the employees become eligible for the benefits.
      The components of the cost of these postretirement benefits, principally health care and life insurance, were:

                                        --------------------------------------
                                            1997        1996<F1>       1995<F1>
------------------------------------------------------------------------------
Service cost for benefits
  earned during the year                     $10           $ 25           $ 21
Interest cost on benefit obligation           27             88             94
Amortization of unrecognized
  net (gain) loss                             (3)             2             (2)
------------------------------------------------------------------------------
TOTAL                                        $34           $115           $113
==============================================================================
Continuing operations                        $34           $ 33           $ 32
Discontinued operations                                      82             81
------------------------------------------------------------------------------
TOTAL                                        $34           $115           $113
==============================================================================

<F1> In connection with the spinoff, Solutia assumed the postretirement benefit liabilities for its active employees and for former employees who last worked at a chemical facility. The components of the cost of postretirement benefits for 1996 and 1995 have not been restated for amounts related to continuing and discontinued operations as no detailed information was available.

      Postretirement costs were determined by using the preceding year-end rate assumptions. Assumptions used as of Dec. 31 for the principal plans were:

                                        --------------------------------------
                                           1997           1996           1995
------------------------------------------------------------------------------
Discount rate                              7.00%          7.50%          7.25%
Initial trend rate for
  health care costs<F1>                    7.00%          8.00%          9.00%
Ultimate trend rate for
  health care costs                        5.00%          5.00%          5.00%
------------------------------------------------------------------------------

<F1> The initial trend rate for health care costs declines by 1 percent per year, to 5 percent for years after the year 1999.

      A 1 percent increase in the assumed trend rate for health care costs would have increased the cost of 1997 postretirement health care benefits by $1 million and the accumulated benefit obligation by $15 million as of Dec. 31, 1997.
      As of Dec. 31, the status of Monsanto's postretirement health care and life insurance benefit plans, and employee disability benefit plans was:

                                      -----------------------------
                                            1997           1996<F1>
-------------------------------------------------------------------
ACCUMULATED BENEFIT OBLIGATION:
  Retirees                                  $314            $  938
  Eligible active employees                   17                60
  Other active employees                      52               251
-------------------------------------------------------------------
TOTAL                                        383             1,249
-------------------------------------------------------------------
  Unrecognized benefits from
    prior service                             12                27
  Unrecognized subsequent net loss           (26)              (28)
-------------------------------------------------------------------
ACCRUED LIABILITY                           $369            $1,248
===================================================================
Continuing operations                       $369            $  356
Discontinued operations                                        892
-------------------------------------------------------------------
ACCRUED LIABILITY                           $369            $1,248
===================================================================

<F1> In connection with the spinoff, Solutia assumed the postretirement benefit liabilities for its active employees and for former employees who last worked at a chemical facility. The accumulated benefit obligation and the components of the accrued liability for 1996 have not been restated for amounts related to continuing and discontinued operations as no detailed information was available.

      The accrued liability related to continuing operations was included in:

                                       ---------------------------
                                            1997          1996<F1>
------------------------------------------------------------------
Miscellaneous accruals                      $ 24              $ 26
Postretirement liabilities                   345               330
------------------------------------------------------------------
ACCRUED LIABILITY                           $369              $356
==================================================================

      The assumptions used to compute the accumulated benefit obligation of the principal plans were changed as of Dec. 31, 1997. That resulted in a decrease of approximately $26 million in the obligation.

58  1997 Monsanto Annual Report

==============================================================================
NOTES TO FINANCIAL STATEMENTS (continued)
==============================================================================

Employee Savings Plans

For some company employee savings plans, employee contributions are matched in part by Monsanto. The value of these contributions for such plans was $39 million in 1997, and $30 million in both 1996 and 1995.
      Monsanto has established an Employee Stock Ownership Plan (ESOP), which held 14.7 million shares of Monsanto common stock as of Dec. 31, 1997. The ESOP acquired shares by using proceeds from the issuance of long-term notes and debentures guaranteed by Monsanto. The ESOP also borrowed $50 million from Monsanto. A portion of the ESOP shares is allocated each year to employee savings accounts as matching contributions. In 1997, 954,778 shares were allocated to participants under the plan, leaving 10,150,488 unallocated shares as of Dec. 31, 1997. Unallocated shares held by the ESOP are considered outstanding for earnings-per-share calculations. Compensation expense is equal to the cost of the shares allocated to participants, less cash dividends paid on the shares held by the ESOP. Dividends on the common stock owned by the ESOP are used to repay the ESOP borrowings, which were $139 million as of Dec. 31, 1997.
      In September 1997, the ESOP received Solutia shares from the spinoff. These shares were exchanged for Monsanto shares. Also in connection with the spinoff, Solutia's ESOP received 2.4 million unallocated shares of Monsanto common shares held by the ESOP, and also assumed $29 million of ESOP borrowings.

                                        --------------------------------------
                                            1997           1996           1995
------------------------------------------------------------------------------
Total ESOP expense                           $18            $14            $21
Interest portion of total
  ESOP expense                                12             12             13
Cash contribution                              6             16             18
Dividends paid on ESOP
  shares held                                  8             11             10
------------------------------------------------------------------------------

Stock Option Plans

The company grants stock options under two fixed plans. Under the company's Management Incentive Plan of 1996, the company may grant key officers and management employees stock-based awards, including stock options, of up to 71,605,350 shares of common stock. Under this plan, the exercise price of each option equals not less than the market price of the company's stock on the date of grant. An option's maximum term is 10 years. Options are granted at the discretion of the board of directors' people committee or its delegate. Options generally vest upon the achievement of business performance targets or the ninth anniversary of the option grant date, whichever comes first. Certain options granted to senior management vest upon the attainment of pre-established prices within specified time periods. Under the company's Shared Success Stock Option Plan, most regular full-time and regular part-time employees of the company were granted options on 200 shares of common stock in 1996 and 330 shares in 1997. The maximum number of shares for which stock options may be granted under this plan totals 14.8 million. Approximately 10.4 million options, which vest from April 1999 to February 2000, are outstanding under this plan. The exercise price of each option is determined by the committee and generally equals the market price of the company's stock on the date of grant. An option's maximum term is 10 years.
      As permitted by Statement of Financial Accounting Standard (SFAS) No. 123, "Accounting for Stock-Based Compensation," the company has elected to continue following the guidance of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," for measurement and recognition of stock-based transactions with employees. Accordingly, no compensation cost has been recognized for the company's option plans. Had the determination of compensation cost for these plans been based on the fair value at the grant dates for awards under these plans, consistent with the method of SFAS No. 123, the company's income from continuing operations and earnings per share from continuing operations would have been reduced to the pro forma amounts indicated below:

                                        --------------------------
                                            1997              1996
------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS:
    As reported                            $ 294             $ 413
    Pro forma                                206               331
EARNINGS PER SHARE --
  CONTINUING OPERATIONS:
    As reported                            $0.48             $0.69
    Pro forma                               0.34              0.57
------------------------------------------------------------------

      The pro forma compensation expense may not be representative of pro forma compensation expense that would be incurred in future years.
      In computing the pro forma compensation expense, the fair value of each option grant is estimated on the date of grant by using the Black-Scholes option-pricing model. The following weighted-average assumptions were used for grants:

                                       ---------------------------
                                           1997              1996
------------------------------------------------------------------
Expected dividend yield                    0.29%              1.5%
Expected volatility                        27.0%             25.0%
Risk-free interest rates                    6.4%              6.0%
Expected option lives (years)               4.3               4.0
------------------------------------------------------------------

59  1997 Monsanto Annual Report

==============================================================================
NOTES TO FINANCIAL STATEMENTS (continued)
==============================================================================

      A summary of the status of the company's stock option plans for the three-year period ended Dec. 31, 1997, follows:

                                                               OUTSTANDING
                                                      ----------------------------------
                                     EXERCISABLE                        WEIGHTED-AVERAGE
                                       SHARES            SHARES          EXERCISE PRICE
----------------------------------------------------------------------------------------
DEC. 31, 1994                         35,842,995        68,543,900            $11.75
----------------------------------------------------------------------------------------
1995:
  Granted                                                7,278,725             16.01
  Exercised                                            (20,135,570)            10.83
  Expired                                                 (417,745)            14.12
----------------------------------------------------------------------------------------
DEC. 31, 1995                         45,383,790        55,269,310            $12.63
----------------------------------------------------------------------------------------
1996:
  Granted                                               25,004,150             33.38
  Exercised                                            (16,327,617)            11.93
  Expired                                                 (801,605)            22.59
----------------------------------------------------------------------------------------
DEC. 31, 1996                         38,362,943        63,144,238            $20.90
----------------------------------------------------------------------------------------
1997:
  GRANTED                                               27,740,275             37.98
  EXERCISED                                            (12,002,286)            13.64
  EXPIRED                                               (3,476,815)            34.71
----------------------------------------------------------------------------------------
DEC. 31, 1997                         45,257,512        75,405,412            $25.22
========================================================================================

      The weighted-average fair values of options granted during 1997 and 1996 were $10.01 and $6.86, respectively.
      The following table summarizes information about stock options outstanding as of Dec. 31, 1997:


OPTIONS OUTSTANDING
----------------------------------------------------------------------------------
                                               WEIGHTED-AVERAGE        WEIGHTED-
     RANGE OF                                      REMAINING            AVERAGE
 EXERCISE PRICES               SHARES          CONTRACTUAL LIFE     EXERCISE PRICE
----------------------------------------------------------------------------------
$ 7.00 to  9.99               8,890,440            4.5 years            $ 9.11
 10.00 to 14.99              18,433,740            5.3                   13.13
 15.00 to 19.99                 451,112            7.6                   16.95
 20.00 to 29.99              10,283,175            8.2                   26.20
 30.00 to 39.99              34,997,093            8.9                   34.19
 40.00 to 55.00               2,349,852            6.8                   44.72
----------------------------------------------------------------------------------
$ 7.00 to 55.00              75,405,412            8.2                  $25.22
==================================================================================

OPTIONS EXERCISABLE
----------------------------------------------------------------------------------
                                                                      WEIGHTED-
    RANGE OF                                                          AVERAGE
 EXERCISE PRICES               SHARES                              EXERCISE PRICE
----------------------------------------------------------------------------------
$ 7.00 to  9.99               8,890,440                                 $ 9.11
 10.00 to 14.99              18,410,240                                  13.13
 15.00 to 19.99                 394,528                                  16.73
 20.00 to 29.99               5,533,204                                  24.97
 30.00 to 39.99              12,029,100                                  34.42
--------------------------------------------------------------------------------
$ 7.00 to 39.99              45,257,512                                 $19.48
==================================================================================

      As a result of the spinoff, options to purchase the company's common stock under the aforementioned plans were converted to options to purchase Solutia common stock or to adjusted options to purchase the company's common stock, or a combination of both. Recognition of compensation expense was not required as a result of these conversions.

Earnings per Share

Effective Dec. 31, 1997, Monsanto adopted Statement of Financial Accounting Standard (SFAS) No. 128, "Earnings per Share." SFAS 128 establishes standards for computing and presenting earnings per share (EPS). The presentation of primary and fully diluted EPS required by old standards is replaced by basic and diluted EPS. Basic EPS measures operating performance assuming no dilution from securities or contracts to issue common stock. Diluted EPS measures operating performance giving effect to the dilution that would occur when securities or contracts to issue common stock are exercised or converted.
      Basic EPS from continuing operations were computed using the weighted average number of common shares outstanding each year (590.2 million in 1997, 581.2 million in 1996, and 567.2 million in 1995). Diluted EPS from continuing operations were computed taking into account the effect of dilutive potential common shares (20.3 million in 1997, 17.7 million in 1996, and 13.4 million in 1995). Dilutive potential common shares consist of outstanding stock options. As of Dec. 31, 1997, options to purchase approximately 3.6 million shares of common stock were outstanding, but they were not included in the computation of diluted EPS because the exercise prices of the options were greater than the average market price of the common shares. These options expire from 2006 through 2007. See the previous note for more information about Monsanto's stock options.

Capital Stock

As of Dec. 31, 1997, there were 119.8 million common shares reserved for employee stock options.
      In January 1990, the company's board of directors declared a dividend of one preferred stock purchase right on each then-outstanding share of the company's common stock. If a person or group acquires beneficial ownership of 20 percent or more, or announces a tender offer that would result in beneficial ownership of 20 percent or more, of the company's outstanding common stock, the rights become exercisable and, as a result of two subsequent stock splits, for every 10 rights held, the owner will be entitled to purchase one one-hundredth of a share of a new series of preferred stock for $450. If Monsanto is acquired in a business combination transaction while the rights are outstanding, for every 10 rights held, the holder will be entitled to purchase, for $450, common shares of the acquiring company

60  1997 Monsanto Annual Report

==============================================================================
NOTES TO FINANCIAL STATEMENTS (continued)
==============================================================================

having a market value of $900. In addition, if a person or group acquires beneficial ownership of 20 percent or more of the company's outstanding common stock, for every 10 rights held, the holder (other than such person or members of such group) will be entitled to purchase, for $450, a number of shares of the company's common stock having a market value of $900. Furthermore, at any time after a person or group acquires beneficial ownership of 20 percent or more (but less than 50 percent) of the company's outstanding common stock, the board of directors may, at its option, exchange part or all of the rights (other than rights held by the acquiring person or group) for shares of the company's common stock on a one-share-for-every-10-rights basis. At any time prior to the acquisition of such a 20 percent position, the company can redeem each right for $0.001. The board of directors also is authorized to reduce the aforementioned 20 percent thresholds to not less than 10 percent. The rights expire in the year 2000.

Commitments and Contingencies

Commitments, principally in connection with uncompleted additions to property, were approximately $116 million as of Dec. 31, 1997. Excluding the ESOP notes and debentures, Monsanto was contingently liable as a guarantor for bank loans and for discounted customers' receivables totaling approximately $123 million as of Dec. 31, 1997, and $156 million as of Dec. 31, 1996. Future minimum payments under noncancelable operating leases, unconditional inventory purchases, and R&D alliances are $105 million for 1998, $83 million for 1999, $57 million for 2000, $47 million for 2001, $43 million for 2002, and $76 million thereafter.
      The more significant concentrations in Monsanto's trade receivables at year-end were:

                                              --------------------
                                                  1997        1996
------------------------------------------------------------------
U.S. agricultural product distributors            $359        $361
European agricultural product distributors         203         156
Pharmaceutical distributors worldwide              435         399
Customers in the former Soviet Union                75          44
Customers in southeast Asia                         31          50
------------------------------------------------------------------

      Management does not anticipate losses on its trade receivables in excess of established allowances.
      Costs for remediation of waste disposal sites are accrued in the accounting period in which the responsibility is established and when the cost is estimable. Postclosure and remediation costs for hazardous and other waste facilities at operating locations are accrued over the estimated life of the facility as part of its anticipated closure cost. Monsanto's Statement of Consolidated Financial Position included accrued liabilities of $19 million as of Dec. 31, 1997, and $25 million as of Dec. 31, 1996, for the remediation of identified waste disposal sites.
      Monsanto's future remediation expenses for waste disposal sites are affected by a number of uncertainties. These uncertainties include, but are not limited to, the method and extent of remediation, the percentage of material attributable to Monsanto at the sites relative to that attributable to other parties, and the financial capabilities of the other potentially responsible parties (PRPs). The company does not expect the resolution of such uncertainties to have a material effect on profitability.
      Monsanto is a party to a number of lawsuits and claims, which it is vigorously defending. Such matters arise out of the normal course of business and relate to a variety of issues. Certain of the lawsuits and claims seek damages in very large amounts, or seek to restrict the company's business activities.
      Although the results of litigation cannot be predicted with certainty, management's belief, based upon the advice of company counsel, is that the final outcome of such litigation will not have a material adverse effect on Monsanto's consolidated financial position, profitability or liquidity in any one year, as applicable.

Supplemental Data

Supplemental income statement data were:

                                       ----------------------------------------
                                            1997           1996           1995
-------------------------------------------------------------------------------
Rent expense                              $  130           $111           $102
===============================================================================
Technological expenses:
  Research and development                $  939           $647           $568
  Engineering, commercial
    development and patent                   105             55             33
-------------------------------------------------------------------------------
Total technological expenses              $1,044           $702           $601
===============================================================================
Interest expense:
  Total interest cost                     $  184           $128           $137
  Less capitalized interest                  (14)            (9)            (5)
-------------------------------------------------------------------------------
Net interest expense                      $  170           $119           $132
===============================================================================
Currency losses including
  equity in affiliates'
  currency gains and losses               $   68           $  6           $  6
===============================================================================

Segment Information

Certain segment data and geographic data for 1997, 1996 and 1995 that appear on pages 35 and 42 are integral parts of the accompanying financial statements. The company's principal product lines are discussed in the segment data.

61  1997 Monsanto Annual Report

==============================================================================
FINANCIAL SUMMARY
==============================================================================

(Dollars in millions, except per share)          1997<F1>        1996<F2>      1995<F3>      1994<F4>      1993<F5>     1992<F6>
------------------------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS
Net Sales                                        $ 7,514         $ 6,348       $ 5,410       $ 4,679       $ 4,304      $ 4,119
Operating Income (Loss)                              499             595           698           643           485          (16)
  As a Percent of Net Sales                            7%              9%           13%           14%           11%          --
Income (Loss) from Continuing Operations             294             413           461           454           298         (151)
  As a Percent of Net Sales                            4%              7%            9%           10%            7%          (4)%
Income (Loss) from
  Discontinued Operations<F7>                        176             (28)          278           168           196          603
Cumulative Effect of Accounting Changes                                                                                    (540)
Net Income (Loss)                                    470             385           739           622           494          (88)
------------------------------------------------------------------------------------------------------------------------------------
EARNINGS PER SHARE: <F8>
Income (Loss) from Continuing Operations         $  0.48         $  0.69       $  0.79       $  0.78       $  0.50      $ (0.24)
Net Income (Loss)                                   0.77            0.64          1.27          1.06          0.82        (0.14)
------------------------------------------------------------------------------------------------------------------------------------
YEAR-END FINANCIAL POSITION
Total Assets                                     $10,774         $11,237       $10,731       $ 9,103       $ 8,788      $ 9,210
Working Capital                                      727             939         1,493         1,448         1,377        1,512
------------------------------------------------------------------------------------------------------------------------------------
Property, Plant and Equipment:
  Gross                                          $ 4,701         $ 4,428       $ 4,111       $ 3,748       $ 3,687      $ 3,689
  Net                                              2,400           2,095         1,893         1,673         1,669        1,737
------------------------------------------------------------------------------------------------------------------------------------
Long-Term Debt                                   $ 1,979         $ 1,608       $ 1,667       $ 1,405       $ 1,502      $ 1,423
Shareowners' Equity                                4,104           3,690         3,732         2,948         2,855        3,005
------------------------------------------------------------------------------------------------------------------------------------
Current Ratio                                        1.2             1.3           1.5           1.6           1.6          1.6
Percent of Total Debt to Total Capitalization         47%             38%           35%           37%           38%          36%
------------------------------------------------------------------------------------------------------------------------------------
OTHER DATA
Stock Price: <F8><F9>
  High                                           $    52-15/16   $    43-1/4   $    25       $    17-3/8   $    15      $    14-1/4
  Low                                                 34-3/4          23            13-3/4        13-3/8         9-7/8        9-7/8
  Year-End                                            42              38-7/8        24-1/2        14-1/8        14-3/4       11-5/8
Price/Earnings Ratio on Year-End Stock Price          55              60            19            13            18           --
------------------------------------------------------------------------------------------------------------------------------------
Per Share: <F8>
  Dividends <F10>                                $ 0.500         $ 0.588       $ 0.540       $ 0.494       $ 0.460      $ 0.440
  Shareowners' Equity                               6.89            6.31          6.46          5.29          4.92         4.99
------------------------------------------------------------------------------------------------------------------------------------
Shareowners (year-end)                            61,265          54,828        50,745        53,694        56,601       60,074
Shares Outstanding (year-end, in millions) <F8>      595             584           575           560           580          600
Employees (year-end) <F9>                         21,900          28,000        28,500        29,400        30,000       33,800
------------------------------------------------------------------------------------------------------------------------------------

<F1>  Income from continuing operations for 1997 included $455 million, or $0.75 per share, for the write-off of acquired in-process research and development.

<F2>  Income from continuing operations for 1996 included restructuring and other unusual charges of $257 million, or $0.43 per share, associated with the closure or rationalization of certain facilities, asset write-offs and work force reductions.

<F3>  Income from continuing operations for 1995 included net restructuring expenses and other unusual items of $63 million, or $0.11 per share.

<F4>  Income from continuing operations for 1994 included a net aftertax gain for restructuring and other unusual items of $20 million, or $0.03 per share.

<F5>  Income from continuing operations for 1993 included a net aftertax loss for restructuring and other unusual items of $11 million, or $0.02 per share.

<F6>  Loss from continuing operations for 1992 included a net aftertax loss for restructuring and other unusual items of $393 million, or $0.64 per share.

<F7>  Includes sale of styrenics plastics business in 1995 and sale of Fisher
      Controls in 1992.

<F8>  Stock prices, per share amounts and shares outstanding were restated to reflect the May 1996 five-for-one stock split.

<F9>  Amounts prior to 1997 were not restated to reflect the spinoff of the chemical businesses.

<F10> The quarterly common stock dividend was reduced from $0.16 per share to
      $0.03 per share in the 1997 fourth quarter.

62  1997 Monsanto Annual Report


                              APPENDIX

1. In Exhibit 13 to the printed Form 10-K, the following bar graphs appear, all depicting data for 1995, 1996 and 1997: on page 36, "Agricultural Products Net Sales" and "Agricultural Products Operating Measures"; on page 38, "Nutrition and Consumer Products Operating Measures"; on page 39, "Pharmaceuticals Net Sales"; on page 40, "Pharmaceuticals Operating Measures"; and on page 47, "Cash Provided by Continuing Operations". On page 35, a pie-chart graph entitled "1997 Net Sales" appears, depicting a percentage breakdown of Monsanto's 1997 net sales by segment.
2. Throughout the electronic submission of Exhibit 13, trademarks are designated on each page by the letter "R" in parentheses or the letters "TM" in parentheses; whereas in the printed copy of the annual report, all trademarks are indicated by special type.

