Form 10-K, Exhibit 13
period 1998-12-31
MONSANTO CO
filed 1999-03-25
CIK 67686

Financial Section CONTENTS
-------------------------------------------------------------------------

MANAGEMENT REPORT
Page 24

FINANCE COMMITTEE REPORT, INDEPENDENT AUDITORS' REPORT
Page 25

STATEMENT OF CONSOLIDATED INCOME (LOSS)
Page 26

STATEMENT OF CONSOLIDATED FINANCIAL POSITION
Page 38

STATEMENT OF CONSOLIDATED CASH FLOW
Page 40

STATEMENT OF CONSOLIDATED COMPREHENSIVE INCOME (LOSS)
Page 41

STATEMENT OF CONSOLIDATED SHAREOWNERS' EQUITY
Page 45

NOTES TO FINANCIAL STATEMENTS
Page 47

FINANCIAL SUMMARY
Page 61

"Monsanto" and "the company" are used interchangeably to refer to Monsanto Company or to Monsanto Company and consolidated subsidiaries, as appropriate to the context. Unless otherwise indicated, "earnings per share" means diluted earnings per share. In tables, all dollars are in millions, except per share data.

EBIT (earnings before interest expense and income taxes) and EBITDA (earnings before interest expense, income taxes, depreciation and amortization, and excluding unusual charges) are used as financial performance measures throughout this publication. For Monsanto's business segments, EBIT also excludes the effects of unusual charges.

MANAGEMENT REPORT

Monsanto Company's management is responsible for the fair presentation and consistency, in accordance with generally accepted accounting principles, of all the financial information included in this annual report. Where necessary, the information reflects management's best estimates and judgments.

     Management is also responsible for maintaining a system of internal accounting controls with the objectives of providing reasonable assurance that Monsanto's assets are safeguarded against material loss from unauthorized use or disposition and that authorized transactions are properly recorded to permit the preparation of accurate financial information. An important consideration in this regard is the cost of control vs. the risk of loss. The effectiveness of internal controls is maintained by personnel selection and training, division of responsibilities, establishment and communication of policies, and ongoing internal review programs and audits.

     Management believes that Monsanto's system of internal accounting controls as of Dec. 31, 1998, was effective and adequate to accomplish the objectives described above.


/s/ Robert B. Shapiro

Robert B. Shapiro
Chairman and Chief Executive Officer



/s/ Gary L. Crittenden

Gary L. Crittenden
Senior Vice President and Chief Financial Officer

Feb. 26, 1999

24  1998 Monsanto Annual Report

------------------------------------------------------------------------

FINANCE COMMITTEE REPORT

The finance committee, composed of four nonemployee members of the board of directors, reviews and monitors Monsanto's financial planning and structure to ensure compatibility with the company's requirements for growth and sound operations. This committee provides advice regarding the worldwide financing programs of the company and specific financing plans as requested by management. The finance committee makes recommendations to the board of directors concerning the increase or retirement of debt, issuance and repurchase of capital stock, foreign currency management, dividend policy, and commercial and investment banking relationships. The committee also oversees operation of the company's pension and benefit plans, and monitors investment performance of the plans.

     The finance committee met eight times during 1998. As part of its duties, the committee reviews and monitors Monsanto's internal accounting controls, financial reports, accounting practices, and the scope and effectiveness of the audits performed by the independent auditors and internal auditors. The committee also recommends to the full board of directors the appointment of Monsanto's principal independent auditors, and it approves in advance all significant audit and nonaudit services provided by such auditors. As ratified by shareowner vote at the 1998 annual meeting, Deloitte & Touche LLP was appointed independent auditor to examine, and to express an opinion as to the fair presentation of, the consolidated financial statements. This report follows.

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


/s/ John S. Reed

John S. Reed
Chair, Finance Committee

Feb. 26, 1999

INDEPENDENT AUDITORS' REPORT

To the shareowners of Monsanto Company:

We have audited the accompanying statement of consolidated financial position of Monsanto Company and subsidiaries as of Dec. 31, 1998 and 1997, and the related statements of consolidated income (loss), cash flow, shareowners' equity and comprehensive income (loss) for each of the three years in the period ended Dec. 31, 1998. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Monsanto Company and subsidiaries as of Dec. 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended Dec. 31, 1998, in conformity with generally accepted accounting principles.



/s/ Deloitte & Touche LLP

Deloitte & Touche LLP
St. Louis, Missouri

Feb. 26, 1999

                                       1998 Monsanto Annual Report  25

Statement of Consolidated INCOME (LOSS)
------------------------------------------------------------------------------------------------

(Dollars in millions, except per share amounts)                       Year Ended Dec. 31,
------------------------------------------------------------------------------------------------
                                                                 1998         1997         1996
------------------------------------------------------------------------------------------------
NET SALES                                                      $8,648       $7,514       $6,348
Costs, expenses and other:
Cost of goods sold                                              3,593        3,091        2,684
Selling, general and administrative expenses                    2,421        2,023        1,860
Technological expenses                                          1,358        1,044          702
Acquired in-process research and development                      402          684
Amortization and adjustment of intangible assets                  487          173          151
Restructuring and special charges                                 272                       356
Interest expense                                                  312          170          119
Interest income                                                   (50)         (45)         (51)
Other expense (income) -- net                                      96            8          (26)
------------------------------------------------------------------------------------------------

INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES     (243)         366          553
Income taxes                                                        7           72          140
------------------------------------------------------------------------------------------------

INCOME (LOSS) FROM CONTINUING OPERATIONS                         (250)         294          413
------------------------------------------------------------------------------------------------

INCOME (LOSS) FROM DISCONTINUED OPERATIONS                                     176          (28)
------------------------------------------------------------------------------------------------

NET INCOME (LOSS)                                              $ (250)      $  470       $  385
================================================================================================

BASIC EARNINGS (LOSS) PER SHARE:
  Continuing operations                                        $(0.41)      $ 0.50       $ 0.71
  Discontinued operations                                                     0.30        (0.05)
------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                              $(0.41)      $ 0.80       $ 0.66
================================================================================================

DILUTED EARNINGS (LOSS) PER SHARE:
  Continuing operations                                        $(0.41)      $ 0.48       $ 0.69
  Discontinued operations                                                     0.29        (0.05)
------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                              $(0.41)      $ 0.77       $ 0.64
================================================================================================
The above statement should be read in conjunction with
pages 47-57 of this report.

KEY FINANCIAL STATISTICS (Unaudited)                           1998         1997         1996
------------------------------------------------------------------------------------------------
AS A PERCENT OF NET SALES:
Selling, General and Administrative Expenses                     28%          27%          29%
Technological Expenses                                           16           14           11
Research and Development Expenses <F1>                           15           12           10
Income from Continuing Operations <F2>                                         4            7
================================================================================================

<F1> Research and development expenses are included in total technological expenses.
<F2> This financial statistic is not meaningful for 1998 because
     Monsanto reported a loss from continuing operations.

26  1998 Monsanto Annual Report

Review of Consolidated RESULTS OF OPERATIONS
-----------------------------------------------------------------------

MONSANTO ACHIEVES RECORD SALES, BUT INCOME EXCLUDING UNUSUAL CHARGES
DECLINES

In 1998, Monsanto completed several critical steps in its life sciences strategy. The company acquired three major seed companies -- Plant Breeding International Cambridge Limited (PBIC), a leading European plant breeder with an emphasis in wheat; certain international seed operations of Cargill(R) Inc., which includes germplasm, and a broad marketing and distribution network; and DEKALB(R) Genetics Corp., a worldwide leader in agricultural genetics and biotechnology for corn and soybeans. In addition, the company announced an agreement to merge Delta and Pine Land Co. (D&PL), a leading breeder, producer and marketer of cotton seed, with Monsanto. In December 1998, Monsanto's board of directors approved a restructuring plan to continue the commitment to life sciences, to exit from nonstrategic businesses and to reduce costs. The company also issued debt and equity of approximately $4.5 billion in 1998.

     Sales reached a record in 1998, as sales of key products continued to grow. However, the company recorded a loss from continuing operations of $250 million, or $0.41 per share. Results included aftertax charges of $830 million, or $1.33 per share, for restructuring charges, write-offs of in-process research and development (R&D) related to acquisitions, and other unusual charges. If these unusual charges were excluded, income from continuing operations would have totaled
$580 million, or $0.93 per share. Income from continuing operations totaled $294 million, or $0.48 per share, in 1997. Excluding unusual aftertax charges of $455 million, or $0.75 per share, for write-offs of in-process R&D, income from continuing operations in 1997 would have been $749 million, or $1.23 per share. Without the unusual items in 1998 and 1997, income from continuing operations would have declined $169 million. The decrease in income from continuing operations, excluding unusual items, was caused by increased selling, general and administrative (SG&A) expenses, technological expenses and interest costs, which more than offset the 15 percent increase in net sales.

SALES BOOSTED BY AGRICULTURAL AND PHARMACEUTICAL BUSINESSES

Net sales reached a record $8.6 billion in 1998, surpassing last year's net sales of $7.5 billion by 15 percent. The sales increase came primarily from continued strong performances by the Agricultural
Products and Pharmaceuticals segments. Net sales for Agricultural
Products set a record in 1998, led by significant sales volume increases for the family of Roundup(R) herbicides. Volume gains for Roundup(R) of more than 20 percent were driven by increased use of Roundup(R) for conservation tillage and other applications, including the use of Roundup(R) over the top of Roundup Ready(R) soybeans, canola, corn and cotton. The increase in 1998 net sales for the Agricultural Products segment also reflected higher technology fee revenues from crops developed through biotechnology. Demand for Roundup Ready(R) soybeans, cotton and canola, Bollgard(R) insect-protected cotton, and Yieldgard(R) insect-protected corn rose substantially in 1998. In addition, record sales volumes of Posilac(R) bovine somatotropin and the successful introduction of Roundup Ready(R) corn in the United States in 1998 contributed to the sales increase. An increase in seed sales was driven by higher sales at the company's
Asgrow subsidiary and by the inclusion of sales from seed companies
Monsanto acquired in 1998 and late 1997.

     Net sales for the Pharmaceuticals segment also grew to record levels, increasing $451 million, or 18 percent, from 1997 net sales. The increase was driven by significantly higher sales volumes of Arthrotec(R) arthritis treatment, which was launched in the United States and France in 1998. With Arthrotec(R) and Daypro(R) arthritis treatments, Searle ended the year as the No. 1 provider of branded prescription arthritis treatments in the United States. Sales of Ambien(R) short-term treatment for insomnia also grew, holding 52 percent of the total U.S.
prescription market share at the end of 1998. Higher segment sales year-to-year also came from increased licensing revenues from several collaborative alliances. Lower sales of verapamil calcium channel blockers and Cytotec(R) ulcer preventive drug partially offset these increases.

     Net sales for the Nutrition and Consumer Products segment decreased slightly in 1998 vs. sales in 1997, primarily because of lower sales volumes of NutraSweet(R) brand sweetener, the company's trademark aspartame product. This was partially offset by higher sales of tabletop sweeteners, including Equal(R) and Canderel(R) brand sweeteners, and increased revenues from lawn-and-garden products.

     Monsanto's net sales in markets outside the United States represented 45 percent of 1998 net sales, compared with 44 percent in 1997.

     An analysis of the company's sales change, along with comparative data, follows:

SALES ANALYSIS                                                 1998          1997
-----------------------------------------------------------------------------------
Selling prices                                                   --%           (3)%
Sales volumes and mix                                            13             9
Acquisitions                                                      1            10
Pharmaceutical product rights sales and licensing revenues        4             2
Exchange rates                                                   (3)           --
-----------------------------------------------------------------------------------
TOTAL CHANGE                                                     15%           18%
===================================================================================

EVENTS AFFECT COMPARABILITY

As part of the overall strategy to reduce costs and continue the commitment to the core life sciences businesses, Monsanto's board of directors approved a restructuring plan in December 1998. Pretax restructuring charges and other unusual charges of $625 million ($446 million aftertax) were recorded to cover the costs of work force reductions, the exit from nonstrategic businesses, the closure or rationalization of certain facilities, and asset impairments. Approximately 1,700 jobs are expected to be eliminated by these actions, primarily in manufacturing and administrative functions. These actions are expected to increase future net earnings and aftertax cash flows.

                                       1998 Monsanto Annual Report  27

-----------------------------------------------------------------------

     Also in 1998, Monsanto acquired several seed companies, including PBIC, DEKALB, and certain international seed operations of Cargill. The company recorded pretax charges of $422 million ($371 million aftertax) related to these acquisitions, primarily for the write-off of acquired in-process R&D. Management believes that the technological feasibility of the acquired in-process R&D has not been established and that the research has no alternative future uses. Accordingly, the amounts allocated to in-process R&D are required to be expensed immediately under generally accepted accounting principles.

     In May 1998 the board of directors approved a decision to exit Monsanto's optical products business, which included the Orcolite and Diamonex optical products businesses and the Diamonex performance products business. Monsanto recognized a $20 million pretax gain on the sale of the Orcolite business. The company recorded pretax charges of $68 million for the rationalization of the Diamonex businesses, primarily for severance costs and the write-off of manufacturing facilities and intangible assets. Also during the second quarter of 1998, Monsanto recognized a pretax gain of $35 million ($21 million aftertax) from the reversal of a restructuring reserve that was no longer needed because of the decision not to rationalize a European pharmaceutical production facility. The result of the actions was a net pretax charge of $13 million ($13 million aftertax) in the second quarter of 1998.

     During 1997, Monsanto acquired several seed companies that specialize in various stages of seed production. These acquisitions included the Asgrow Agronomics seed business, a global leader in soybean research and seeds; Holden's Foundation Seeds Inc., a global leader in the development and growth of corn germplasm and a supplier of parent seed to retail seed companies; Corn States Hybrid Service Inc., the exclusive marketer and distributor for Holden's products; and Sementes Agroceres S.A., the leading seed corn company in Brazil. Monsanto also acquired the remaining interest in Calgene Inc., which has done significant biotechnology research in oils, cotton and produce. The company recorded pretax charges of $684 million ($455 million aftertax) for the write-off of acquired in-process R&D related to these acquisitions.

ACQUISITIONS AND PRODUCT LAUNCH PREPARATIONS DRIVE EXPENSES HIGHER, EBIT
LOWER

EBIT was $69 million in 1998 vs. $536 million in 1997. EBIT for 1998 included $1.06 billion of restructuring and special charges, write-offs for acquired in-process R&D, and charges for the cancellation of DEKALB(R) stock options. EBIT for 1997 included unusual charges of $684 million for in-process R&D write-offs. Excluding these unusual charges, EBIT would have been $1.13 billion in 1998, vs. $1.22 billion in 1997. The
$91 million, or 7 percent, decrease in EBIT excluding unusual items was caused by increased SG&A expenses, technological costs, and amortization expense. These items were partially offset by the aforementioned growth in sales. EBITDA grew to $1.77 billion in 1998, a $58 million, or 3 percent, increase from EBITDA of $1.71 billion in 1997.

     Total SG&A expenses increased $398 million, or 20 percent, in 1998 compared with expenses in 1997, principally because of increased spending in the Agricultural Products and Pharmaceuticals segments. SG&A expenses for Agricultural Products rose primarily because of the inclusion in 1998 of SG&A expenses from the acquired seed companies, and were partially offset by the effect of licensing fees for technical data on glyphosate. SG&A expenses for Pharmaceuticals increased as Searle expanded its sales infrastructure to accommodate the launch of Arthrotec(R) in 1998 and the launch of Celebrex(TM) arthritis treatment in early 1999.

     Total technological expenses in 1998 grew $314 million, or 30 percent, compared with those in 1997, primarily because of higher expenses in the Agricultural Products and Pharmaceuticals segments. Technological expenses for the Agricultural Products segment rose principally because of higher spending on genomics and crop biotechnology initiatives, and the inclusion of expenses from the acquired seed companies. Searle's technological expenses increased markedly, as several product candidates in the pipeline advanced through the later, more expensive phases of development.

     Expenses for amortization and adjustment of intangible assets, which are included in income from continuing operations and EBIT, increased year-to-year because of the increase in intangible assets related to seed company acquisitions made in 1998 and late 1997, and because of the write-offs of goodwill related to the company's exit from noncore businesses. Interest expense -- included in income (loss) from continuing operations -- rose as the amount of debt outstanding increased during 1998. Other expense (income) -- net increased principally because of unusual charges, primarily for asset impairments and lower income from equity affiliates in 1998. Income tax expense for 1998 of $7 million declined from income tax expense for 1997 of $72 million, primarily because of the decrease in pretax income caused by restructuring charges and other unusual items. If the unusual items in 1998 and 1997 were excluded, the effective tax rate would have been 29 percent in both 1998 and 1997.

COST SAVINGS CONTINUE

In prior years, Monsanto took steps to make its worldwide operations more focused, productive and cost-effective. The effect of these actions benefited EBIT by more than $400 million in 1998. The company invested the savings in its core businesses, new product development, and strategic acquisitions and investments to enhance its long-term profitability. These savings are in line with management's original expectations, and are expected to continue. These initiatives will continue as Monsanto responds to increased global competition and higher customer expectations.

28  1998 Monsanto Annual Report

-----------------------------------------------------------------------

DEVELOPMENT AND COMMERCIALIZATION
OF NEW PRODUCTS REMAIN PRIORITIES

New product discovery, development and commercialization continue to be strategic priorities for Monsanto. Recent efforts include insect-protected and herbicide-tolerant crops; Celebrex(TM), a new arthritis treatment; and neotame, a new sweetener currently under development. Monsanto's R&D expenditures were $1.26 billion in 1998, or 15 percent of net sales, a level that reflects management's strong long-term commitment to research. The discovery and development of pharmaceutical, agricultural and science-based nutritional products continue to be the focus of most of these expenditures. Significant research and development activity in existing product technologies and new product applications also continues across all business sectors. Genomics is a critical enabling technology for this effort, especially for agricultural and nutritional products. Additionally, Monsanto's research program includes new technologies and proprietary information obtained through licensing and strategic acquisitions. As a result, Monsanto has more than four dozen products in the R&D pipeline and expects many of them to be commercialized in the next few years.

PRIOR YEAR REVIEW

Income from continuing operations in 1997 totaled $294 million, or $0.48 per share, vs. $413 million, or $0.69 per share, in 1996. Both years' results, however, were affected by unusual items. Results for 1997 included pretax charges of $684 million ($455 million aftertax, or $0.75 per share) for the write-off of acquired in-process R&D related to the acquisition of several seed companies, including Asgrow, Holden's, Corn States, and Agroceres, and the remaining interest in Calgene. In December 1996, the company recorded pretax restructuring charges associated with the closure or rationalization of certain facilities, asset write-offs, and work force reductions totaling $376 million ($257 million aftertax, or $0.43 per share).

     Without the unusual items in 1997 and 1996, income from continuing operations would have been $749 million for 1997, compared with $670 million for the prior year, an increase of 12 percent. Earnings per share from continuing operations would have been $1.23 in 1997, a 10 percent increase from comparable 1996 results of $1.12 per share. The increases were driven by higher sales, which more than offset increased expenses. Sales grew primarily because of higher sales volumes, licensing revenues, and sales of product rights. These increases were partially offset by increased SG&A expenses, higher technological spending, additional intangible amortization expense, and increased interest expense.

     EBIT totaled $536 million in 1997, compared with $672 million in 1996. EBIT for 1997 included pretax unusual charges of $684 million for in-process R&D write-offs. EBIT for 1996 included pretax unusual charges of $376 million for restructuring and other unusual items. EBITDA totaled $1.71 billion in 1997 vs. $1.47 billion in 1996, an increase of 16 percent.

     Net sales were $7.5 billion in 1997, up $1.2 billion, or 18 percent, from sales in 1996. The increase came primarily from continued strong performances by the Agricultural Products and Pharmaceuticals segments. The $708 million increase in net sales for the Agricultural Products segment was driven by significant sales volume increases for the family of Roundup(R) herbicides; the inclusion of sales from Asgrow; higher sales volumes of Posilac(R) bovine somatotropin and Harness(R) herbicide; and increased demand for crops developed through biotechnology -- including Roundup Ready(R) soybeans, cotton and canola; Bollgard(R) insect-protected cotton; and Yieldgard(R) insect-protected corn.

     Net sales for the Pharmaceuticals segment in 1997 increased $428 million, or 21 percent, from 1996 net sales. The increase was attributable primarily to higher sales volumes of Ambien(R) short-term treatment for insomnia and Daypro(R) and Arthrotec(R) arthritis treatments. Sales of these key growth products grew 26 percent from sales in the prior year. Sales also benefited from licensing revenues of $75 million related to a collaborative alliance, and from sales of product rights, which totaled $117 million. Lower sales of verapamil calcium channel blockers partially offset these increases.

     Lower net sales for the Nutrition and Consumer Products segment partially offset the sales increases in the other segments. Nutrition and Consumer Products sales declined 4 percent in 1997 vs. sales in 1996, primarily because of lower sales volumes of Equal(R) and Canderel(R) tabletop sweeteners. These decreases were partially offset by higher sales volumes of biogums and Roundup(R) herbicide for lawn-and-garden use. Sales of NutraSweet(R), the company's trademark aspartame product, were essentially flat compared with sales in the prior year.

     Total SG&A expenses increased $163 million, or 9 percent, in 1997 compared with expenses in 1996, principally because of spending increases in the Agricultural Products and Pharmaceuticals segments. Total technological expenses increased $342 million, or 49 percent, compared with those in 1996. Technological expenses increased in all segments because of new product development.

     Amortization and adjustment of intangible assets increased in 1997 compared with amortization in the prior year, principally because of the increase in intangible assets related to seed company acquisitions. The increase in interest expense from that in 1996 was caused by a greater amount of debt outstanding during 1997. If $31 million of unusual income in 1996 were excluded, other expense (income) -- net would have shown a small increase in 1997. This increase was caused by significantly higher exchange losses, principally from Southeast Asia, partially offset by increased income from equity affiliates, largely from European aspartame joint ventures and DEKALB(R). The 1997 effective tax rate of 20 percent was lower than the 1996 effective tax rate of 25 percent, primarily because of the decrease in pretax income, which gave tax benefits a greater relative effect in 1997. If the unusual items in 1997 and 1996 were excluded, the effective tax rate would have been 29 percent in 1997 vs.
28 percent in 1996.

                                       1998 Monsanto Annual Report  29

-----------------------------------------------------------------------

ANALYSIS OF CHANGE IN EARNINGS (LOSS) PER SHARE FROM CONTINUING
OPERATIONS

                                                                           BETTER (WORSE)
                                                                       ------------------------
                                                                       1998 VS.       1997 VS.
                                                                          1997           1996
-----------------------------------------------------------------------------------------------
SALES-RELATED FACTORS:
Selling prices                                                          $(0.02)        $(0.23)
Sales volumes and mix                                                     0.79           0.66
Pharmaceutical product rights sales and licensing revenues                0.31           0.14
-----------------------------------------------------------------------------------------------
TOTAL SALES-RELATED FACTORS                                               1.08           0.57
===============================================================================================
COST-RELATED FACTORS:
Raw material and manufacturing costs                                     (0.05)         (0.07)
Selling, general and administrative expenses                             (0.45)         (0.03)
Technological expenses                                                   (0.34)         (0.33)
Amortization of intangible assets                                        (0.07)            --
-----------------------------------------------------------------------------------------------
TOTAL COST-RELATED FACTORS                                               (0.91)         (0.43)
===============================================================================================
OTHER FACTORS:
Change in shares outstanding, taxes                                      (0.03)         (0.03)
Exchange rates                                                           (0.17)            --
Acquisitions and divestitures                                            (0.14)            --
Other expenses -- net                                                    (0.14)            --
-----------------------------------------------------------------------------------------------
TOTAL OTHER FACTORS                                                      (0.48)         (0.03)
===============================================================================================
Change in earnings (loss) per share before unusual items                 (0.31)          0.11
Unusual items                                                            (0.58)         (0.32)
-----------------------------------------------------------------------------------------------
CHANGE IN EARNINGS (LOSS) PER SHARE
  FROM CONTINUING OPERATIONS                                            $(0.89)        $(0.21)
===============================================================================================



GEOGRAPHIC DATA

                                        NET SALES TO
                                   UNAFFILIATED CUSTOMERS
                                (Excluding Interarea Sales)                 TOTAL ASSETS
                           --------------------------------------------------------------------
                             1998           1997           1996           1998            1997
-----------------------------------------------------------------------------------------------
United States              $4,975         $4,384         $3,648        $10,558         $ 7,286
Europe-Africa               1,621          1,425          1,345          2,796           1,826
Asia-Pacific                  621            655            569            564             455
Canada                        330            285            271            216             153
Latin America               1,101            765            515          2,590           1,054
-----------------------------------------------------------------------------------------------
TOTAL                      $8,648         $7,514         $6,348        $16,724         $10,774
===============================================================================================

The data above are prepared on an "entity basis," which means that net sales, and assets of each legal entity are assigned to the geographic area where that legal entity is located. For example, a sale from the United States to Latin America is reported as a U.S. export sale. Direct export sales from the United States to third-party customers outside the United States were $245 million for 1998, $200 million for 1997, and $177 million for 1996. Net sales and assets attributable to an individual country, other than the United States, were not material for disclosure.

     The Brazilian economy continued to experience lower inflation rates during 1997 and 1998. Monsanto designated the Brazilian economy as nonhyperinflationary as of Jan. 1, 1998, and established the Brazilian real as the functional currency for Monsanto's Brazilian operations. In January 1999, Brazil devalued the real due to worsening economic conditions. A continuing decline in value of the Brazilian real may adversely affect future income. Monsanto could experience additional foreign currency transactional losses from the area. Also, future sales may decrease because the decline in the Brazilian economy could cause customers to purchase fewer goods in general, and also because the company's products may become more expensive for customers in that region to purchase in their local currency. In addition, the economic conditions could increase Monsanto's credit risk in Brazil.

30  1998 Monsanto Annual Report

SEGMENT Data
-----------------------------------------------------------------------------------------------------------------------------
                                              NET SALES                    EBIT<F1><F2>                   EBITDA<F2>
                                    -----------------------------------------------------------------------------------------
                                      1998       1997      1996        1998     1997     1996        1998      1997     1996
-----------------------------------------------------------------------------------------------------------------------------
Agricultural Products               $4,032     $3,274    $2,566     $   737    $ 731    $ 671      $1,092    $  939   $  820
Nutrition and Consumer Products      1,533      1,552     1,613         278      322      365         405       440      490
Pharmaceuticals                      2,894      2,443     2,015         309      286      253         451       422      383
Corporate and Other                    189        245       154        (195)    (119)    (241)       (183)      (94)    (222)
Unusual                                                              (1,060)    (684)    (376)
-----------------------------------------------------------------------------------------------------------------------------
TOTAL                               $8,648     $7,514    $6,348     $    69    $ 536    $ 672      $1,765    $1,707   $1,471
=============================================================================================================================

                                                                                                           DEPRECIATION
                                           TOTAL ASSETS               CAPITAL EXPENDITURES               AND AMORTIZATION
                                      ---------------------------------------------------------------------------------------
                                         1998        1997           1998      1997       1996         1998     1997     1996
-----------------------------------------------------------------------------------------------------------------------------
Agricultural Products                 $10,278     $ 4,308           $468      $315       $265         $355     $208     $149
Nutrition and Consumer Products         2,477       2,624            130        67         89          127      118      125
Pharmaceuticals                         2,778       2,668            236       175         81          142      136      130
Corporate and Other                     1,191       1,174            145        87         65           12       25       19
-----------------------------------------------------------------------------------------------------------------------------
TOTAL                                 $16,724     $10,774           $979      $644       $500         $636     $487     $423
=============================================================================================================================

<F1> Reconciliation of EBIT to income (loss) from continuing operations follows:

                                                    ------
                                                     1998              1997              1996
----------------------------------------------------------------------------------------------
EBIT                                                $  69             $ 536             $ 672
Less: Interest expense                               (312)             (170)             (119)
      Income taxes                                     (7)              (72)             (140)
----------------------------------------------------------------------------------------------
Income (Loss) from Continuing Operations            $(250)            $ 294             $ 413
==============================================================================================

<F2> The unusual charges in 1998, 1997 and 1996 included restructuring and special charges, write-offs for acquired in-process research and development, and charges for the cancellation of DEKALB(R) stock options. The net total unusual items by segment were as follows:

                                                               INCOME (EXPENSE)
                                                 ---------------------------------------------
SEGMENT                                             1998              1997              1996
----------------------------------------------------------------------------------------------
Agricultural Products                            $  (587)            $(633)            $(124)
Nutrition and Consumer Products                     (307)              (51)             (108)
Pharmaceuticals                                      (29)                               (125)
Corporate and Other                                 (137)                                (19)
----------------------------------------------------------------------------------------------
TOTAL                                            $(1,060)            $(684)            $(376)
==============================================================================================

     In 1998, Monsanto changed its publicly reported measure of segment profitability from operating income to EBIT excluding unusual items as a result of adopting Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information." In addition, various smaller businesses were transferred between segments. Segment information for 1997 and 1996 has been restated to conform to the current presentation.

     Although inflation is relatively low in most of Monsanto's major markets, it continues to affect operating results. To mitigate the effect of inflation, Monsanto has implemented measures to control costs, to improve productivity, to manage new fixed and working capital, and to raise selling prices when government regulations and competitive conditions permit. In addition, the current costs of replacing certain assets are estimated to be greater than the historical costs presented in the financial statements. Accordingly, the depreciation expense reported in the Statement of Consolidated Income (Loss) would be greater if it were stated on a current-cost basis.

                            1998 Net Sales
                               [GRAPH]

     Sales between segments were not significant. Certain corporate expenses, primarily those related to the overall management of Monsanto, were not allocated to the segments or geographic areas. Corporate assets are primarily investments in affiliates.

     The principal factors that accounted for the segments' performances in 1998 and 1997, along with the factors that are expected to affect operating results in the near term, are described on the following pages.

                                       1998 Monsanto Annual Report  31

AGRICULTURAL Products
---------------------------------------------------------------------------

                                              ------
                                               1998        1997        1996
----------------------------------------------------------------------------
Net Sales                                    $4,032      $3,274      $2,566
EBIT (excluding unusual charges)                737         731         671
EBITDA (excluding unusual charges)            1,092         939         820
Capital Expenditures                            468         315         265
Depreciation and Amortization                   355         208         149
----------------------------------------------------------------------------

THE AGRICULTURAL PRODUCTS SEGMENT IS A LEADING DEVELOPER, PRODUCER AND MARKETER OF CROP PROTECTION PRODUCTS AND SEEDS. THIS GROUP ALSO DEVELOPS AND MARKETS PRODUCTS ENHANCED BY BIOTECHNOLOGY. THESE PRODUCTS IMPROVE THE EFFICIENCY OF FOOD PRODUCTION AND PRESERVE ENVIRONMENTAL QUALITY FOR AGRICULTURAL AND INDUSTRIAL USES. MORE THAN HALF OF THE UNIT'S HERBICIDE NET SALES ARE MADE OUTSIDE THE UNITED STATES. WEATHER CONDITIONS IN AGRICULTURAL MARKETS WORLDWIDE AFFECT SALES VOLUMES.

Net sales for Agricultural Products set a record at $4 billion, an increase of 23 percent vs. the previous sales record set in 1997. The increase in net sales was led by the family of Roundup(R) herbicides, which delivered volume growth in 1998 above the historical 20 percent trendline. The United States, Argentina, Brazil and Australia posted record sales volumes of Roundup(R). The large gains in volumes of Roundup(R) were driven by continued adoption of conservation tillage (the practice of substituting the judicious use of herbicides for mechanical tillage), new applications, and increased use of Roundup(R) over the top of Roundup Ready(R) canola, corn, cotton and soybeans. Poor economic conditions in Asia limited liquidity and lessened the demand for herbicides, especially in Southeast Asia, where volumes of Roundup(R) declined in 1998. Lower selling prices, principally outside the United States, made
Roundup(R) more cost effective in a wide range of crop and industrial uses. The effect of generic competition, especially in certain markets outside the United States, dampened selling prices modestly. However, the effect of lower selling prices was more than offset by the increased sales volumes.

                 Agricultural Products Net Sales
                            [GRAPH]

     Increased demand for crops developed through biotechnology -- especially Roundup Ready(R) soybeans, canola and cotton, and Yieldgard(R) insect-protected corn -- drove technology fee revenues from these crops substantially higher. In addition, Roundup Ready(R) corn sold out in its introductory year in the United States. Seed sales also were higher in 1998 as the company's Asgrow seed business enjoyed a strong year, particularly with seed lines containing the Roundup Ready(R) gene. Sales from Sementes Agroceres S.A. and Holden's Foundation Seeds Inc., which both were acquired in late 1997, also added to revenues. Net sales for the Agricultural Products segment also benefited from record sales of Posilac(R) bovine somatotropin, which increased 26 percent from sales in the prior year.

     EBIT for the Agricultural Products segment in 1998 was essentially flat compared with 1997 EBIT, while EBITDA increased $153 million, or 16 percent, from EBITDA in 1997. EBIT totaled $737 million in 1998, compared with $731 million in 1997, as the growth in net sales was nearly offset by increased operating expenses. Selling, general and administrative (SG&A) expenses rose primarily because of a full-year of inclusion of SG&A costs from the seed companies acquired in 1997, and higher global development costs, including higher information technology expenses. These increases were partially offset by $36 million of licensing fees for technical data on glyphosate. Technological expenses grew principally because of higher spending on crop biotechnology development initiatives, inclusion of recently acquired seed company technological spending, and additional genomics research. Depreciation and amortization increased by $147 million, or 71 percent, primarily because of the completion of additional manufacturing capacity for Roundup(R) and because of 1997 seed company acquisitions.

             Agricultural Products Operating Measures
                            [GRAPH]

     Pretax unusual items in 1998 included: charges of $402 million for the write-off of in-process research and development (R&D); a $20 million charge for the cancellation of stock options in exchange for cash related to the acquisition of DEKALB Genetics Corp.; and a charge of $165 million for restructuring and other actions, principally related to the cost of work force reductions ($52 million) and asset impairments ($81 million). The in-process R&D charges were primarily associated with the acquisitions of DEKALB, Plant Breeding International Cambridge
(PBIC) and certain international seed operations of Cargill Inc. In 1997, the unusual items included $633 million of pretax charges for in-process R&D write-offs associated with several seed company acquisitions.

     In-process R&D charges for the seed company acquistions cover numerous seed breeding projects, no single one of which was significant, as is typical in the seed breeding industry. These projects consist of conventional breeding programs for corn, wheat and other hybrids; conventional breeding for soybean varieties; and the development of transgenic crops. In-process R&D projects for the 1997 acquistion of Calgene Inc. included a project to develop naturally colored cotton fiber, and a project to control fatty acids in oil seeds. Successful commercialization of products developed through these projects is expected to occur five to nine years after program initiation. While there are risks associated with the ultimate completion and commercialization of

32  1998 Monsanto Annual Report

------------------------------------------------------------------------

these research projects (specific risks are discussed beginning on page
58), the failure of any one project would not materially affect the total value of the overall research programs. The in-process projects were at various stages of completion at the dates of acquisition. During the next nine years, management expects to spend approximately $370 million to complete these in-process R&D projects. These costs consist primarily of salary and benefit expenses for R&D employees. Revenues from the in-process R&D projects related to the 1997 acquisitions began in 1998. Revenues from the in-process R&D projects related to the 1998 acquisitions are expected to begin in 1999. In-process projects acquired in connection with the 1997 purchases of Asgrow Agronomics, Holden's, Calgene, and Agroceres have been progressing in line with original expectations.

PRIOR YEAR REVIEW

Net sales were 28 percent higher in 1997 vs. 1996 net sales. The sales increase in 1997 was the result of higher worldwide sales volumes for the family of Roundup(R) herbicides, led by strong sales in Brazil, Argentina, and the United States. Sales volumes of Roundup(R) herbicide were driven to a new high by increases in the use of conservation tillage, increases in planted acres and applications of Roundup(R) on Roundup Ready(R) crops. Selling price reductions, principally in markets outside the United States, made Roundup(R) more cost effective for weed control in a broader range of uses. The effect of generic competition, especially in certain markets outside the United States, dampened selling prices modestly. However, the effect of increased sales volumes more than offset the effect of lower selling prices. Sales from seed companies acquired in 1997, particularly Asgrow, also added to segment sales. Also contributing to sales increases were record sales of Posilac(R) bovine somatotropin; increased demand for crop biotechnology traits, including Roundup Ready(R) soybeans, canola and cotton, Bollgard(R) insect-protected cotton, and Yieldgard(R) insect-protected corn; and higher sales volumes of certain acetanilide-based herbicides, particularly Harness(R).

     EBIT for the Agricultural Products segment increased by $60 million from 1996 to 1997, and EBITDA grew $119 million in the same period. The effect of sales volumes increases on 1997 EBIT and EBITDA was partially offset by higher technology costs for crop biotechnology initiatives, and by the inclusion of seed company SG&A expenses for the full year. EBIT was also negatively affected by higher amortization costs in 1997, principally from the acquisition of Holden's.

     In 1997, the unusual charges included $633 million of pretax charges for the write-offs for in-process R&D associated with the acquisition of various seed companies. In 1996, the net unusual items included $124 million of pretax charges for restructuring and other actions, principally related to the cost of work force reductions ($84 million) and asset impairments ($44 million).


OUTLOOK

AGRICULTURAL PRODUCTS

Monsanto's family of Roundup(R) herbicides continues to face competition from generic producers in certain markets outside the United States. Patents protecting Roundup(R) expired in several countries in 1991. Compound per se patent protection for the active ingredient in Roundup(R) herbicide continues in the United States through September 2000. During 1998, Monsanto further strengthened its branding strategy for Roundup(R) with new service and formulation offerings. The company also amended, or entered into, several agreements to supply the active ingredient in Roundup(R) to third parties. Several manufacturing process enhancements were implemented in 1998 to further lower Monsanto's cost position, and to increase its capacity. In the future, management expects rapidly expanding production capacity and additional technological enhancements in manufacturing and formulations, will continue to improve Monsanto's cost structure and help maintain its leadership position.

     Significant growth potential remains for Roundup(R) in conservation tillage applications worldwide and in applications over-the-top of crops designed to tolerate Roundup(R). A planned price reduction for Roundup(R) in the United States was implemented in the fall of 1998 to accelerate volume growth, and to competitively position Roundup(R) long term. In numerous markets worldwide during the past 15 years, management believes that price reductions for Roundup(R) were an important factor in volume growth via price elasticity in key market segments. At lower prices in the past, more growers used more Roundup(R) in new applications (such as conservation tillage and preharvest), treated more acres in existing applications, and used higher rates per treated acre as Roundup(R) became more economical.

     As discussed in the Principal Acquisitions and Divestitures note in the Notes to Financial Statements, Monsanto made several strategic acquisitions of agricultural seed companies during the past two years. In 1997, Monsanto acquired the Asgrow Agronomics seed business, Holden's and Agroceres. In 1998, the company acquired PBIC, DEKALB and certain international seed operations of Cargill. In addition, Monsanto announced an agreement to merge Delta and Pine Land Company (D&PL) with Monsanto in a stock swap transaction. This transaction, already approved by D&PL shareowners, is subject to regulatory approvals and other customary conditions. These acquisitions are expected to result in earnings dilution over the next few years. Monsanto announced in January 1999 its intent to sell its Stoneville Pedigreed Seed Company. These transactions will essentially complete the network Monsanto management believes it needs in major crops to compete successfully in the global agricultural marketplace. No additional major seed company acquisitions are planned. The acquisition and successful continued on page 34

                                       1998 Monsanto Annual Report  33

------------------------------------------------------------------------

AGRICULTURAL OUTLOOK CONTINUED

continued from page 33

integration of these seed companies as members of Monsanto's life sciences business, and partnerships such as the Monsanto/Cargill(R) joint venture -- Renessen LLC -- are expected to enhance the company's ability to bring new products to market by helping Monsanto commercialize and distribute its own agronomic traits, and traits designed to improve the quality of food or feed, as well as traits licensed from other companies.

     The company marketed more than 10 biotechnology-related plant sciences products during 1998 with its licensing partners, including:
Roundup Ready(R) corn, canola, cotton and soybeans; corn, cotton and potatoes protected from certain insects; and cotton that is both insect-protected and Roundup Ready(R). These products were developed by Monsanto either alone or in partnership with biotechnology and seed production companies. Although demand for biotechnology-related plant sciences products remains strong among growers, Monsanto continues to address concerns of consumers, public interest groups, and government regulators, particularly outside the United States. Such concerns are not uncommon as new technologies are commercialized. The company also is involved in intellectual property disputes with several parties. Management expects that such disputes will continue to occur as the agricultural biotechnology industry evolves.

NUTRITION AND CONSUMER Products
------------------------------------------------------------------------

                                         -------
                                           1998        1997        1996
------------------------------------------------------------------------

Net Sales                                $1,533      $1,552      $1,613
EBIT (excluding unusual charges)            278         322         365
EBITDA (excluding unusual charges)          405         440         490
Capital Expenditures                        130          67          89
Depreciation and Amortization               127         118         125
------------------------------------------------------------------------

THE NUTRITION AND CONSUMER PRODUCTS SEGMENT MANUFACTURES AND MARKETS
SWEETENERS (INCLUDING NUTRASWEET(R) BRAND SWEETENER AND EQUAL(R) AND CANDEREL(R) TABLETOP SWEETENERS), ALGINS, BIOGUMS AND OTHER FOOD INGREDIENTS. IT
ALSO DEVELOPED, PRODUCED AND MARKETED ORTHO BRAND LAWN-AND-GARDEN
PRODUCTS, AND ROUNDUP(R) HERBICIDE FOR RESIDENTIAL USE IN 1998. THE ORTHO PRODUCTS HAVE SUBSEQUENTLY BEEN SOLD.

            Nutrition and Consumer Products Net Sales
                             [GRAPH]

Net sales for the Nutrition and Consumer Products segment decreased slightly in 1998 vs. net sales in 1997. Sales of NutraSweet(R), the company's trademark aspartame product, decreased 17 percent in 1998 vs.
sales in 1997, because of lower sales volumes. Sales of tabletop sweeteners rose modestly in 1998, reflecting market share gains in the United States and higher sales of sweetener products in Latin America.
Biogum sales rose from sales of xanthan and gellan gum products to food manufacturers and to industrial customers. Revenues from lawn-and-garden products rose modestly in 1998, reflecting higher sales of the Ortho line of lawn-and-garden products and $32 million in payments associated with an agreement signed with The Scotts Company to be the marketing partner for Roundup(R) herbicide. In 1999, Roundup(R) for residential use will be marketed through Scotts along with its own broad line of residential lawn-and-garden products. In early 1999, the company sold its lawn-and-garden products business, exclusive of Roundup(R), to Scotts. In January
1999, Monsanto announced its intent to divest its algins business. These actions will result in reduced Nutrition and Consumer sector sales in 1999.

     EBIT for the Nutrition and Consumer Products segment decreased by $44 million, or 14 percent, in 1998 vs. 1997 EBIT, and EBITDA decreased by $35 million, or 8 percent, primarily because of the lower aspartame sales and increased technological spending.

           Nutrition and Consumer Products Operating Measures
                             [GRAPH]

34  1998 Monsanto Annual Report

------------------------------------------------------------------------

This increase was the result of late-stage development spending on neotame, a new no-calorie sweetener for which a general use petition was filed with the U.S. Food and Drug Administration (FDA) in late 1998, and of increased spending on other nutrition pipeline products.

     In 1998, unusual charges included pretax restructuring charges of $307 million, principally for the cost of asset impairments ($84 million) and facility shutdowns ($186 million). Unusual items in 1997 included $51 million of pretax charges for in-process research and development (R&D) related to the acquisition of the Calgene oils business.

PRIOR YEAR REVIEW

In 1997, net sales for the Nutrition and Consumer Products segment declined 4 percent from 1996 results, primarily because of lower sales volumes of tabletop sweeteners. The sales decrease was the result of a continued decline in market share in the United States and Europe because of lower-priced generic competition as well as a decline in the overall U.S. grocery market for tabletop sweeteners. Sales of NutraSweet(R) were essentially flat. Higher sales volumes of biogums and lawn-and-garden products partially offset the lower tabletop sweetener sales.

     EBIT for the Nutrition and Consumer Products segment decreased by $43 million, or 12 percent, in 1997 vs. 1996 EBIT, and EBITDA declined $50 million, or 10 percent. The decrease in both EBIT and EBITDA was caused primarily by lower sales volumes and increased technological expenses related to the development of neotame and other nutrition products. These effects were partially offset by selling expenses that were lower in 1997 than in 1996.

     Unusual charges in 1997 included $51 million of pretax charges for in-process R&D related to the acquisition of the Calgene oils business. In 1996, the unusual items included pretax restructuring charges of $108 million, principally for the cost of work force reductions ($88 million).


OUTLOOK

NUTRITION AND CONSUMER PRODUCTS

In January 1999, the company sold its lawn-and-garden business, exclusive of Roundup(R), to The Scotts Company for $300 million. Monsanto also announced its intent to sell its algins business.

     Worldwide demand for aspartame continues to increase. Monsanto is maintaining its leading market share of aspartame sales while aggressively pursuing growth opportunities. NutraSweet(R) brand sweetener has several competitive advantages, including a low-cost position and superior quality. Other sweeteners also compete with NutraSweet(R) in markets outside the United States, and in 1998, two of these sweeteners were approved for use by the FDA. These competitive products are expected to adversely affect Monsanto's future sales of NutraSweet(R). Increased competition from lower-priced generic producers of tabletop sweeteners, a declining U.S. grocery market for tabletop sweeteners, and increased competition in the United States and Europe may adversely affect future sales and profits from tabletop sweeteners.

     Monsanto has filed both a limited-use food additive petition and a general-purpose use petition with the FDA for neotame, a new no-calorie sweetener. Monsanto has exclusive rights to patents covering neotame, its manufacturing processes, and its uses in food and beverages. Management expects technological and selling expenses to increase in the next few years as Monsanto continues its commitment to discovering and developing nutrition products, and as it commercializes products now in the R&D pipeline. R&D activity for the segment is geared primarily toward leveraging Monsanto's capabilities in genomics, plant biotechnology, and food technology to improve the quality and nutritive value of food. The segment is developing products to enhance human cardiovascular health, as well as new generation antioxidants. Synergies between biogums and grain-based ingredients also are being explored.

                                       1998 Monsanto Annual Report  35

PHARMACEUTICAL Products
-----------------------------------------------------------------------

                                        -------
                                          1998        1997        1996
-----------------------------------------------------------------------
Net Sales                               $2,894      $2,443      $2,015
EBIT (excluding unusual charges)           309         286         253
EBITDA (excluding unusual charges)         451         422         383
Capital Expenditures                       236         175          81
Depreciation and Amortization              142         136         130
-----------------------------------------------------------------------

THE PHARMACEUTICALS SEGMENT REFLECTS THE OPERATIONS OF SEARLE, WHICH DEVELOPS, PRODUCES AND MARKETS PRESCRIPTION PHARMACEUTICALS. ITS MAJOR PRODUCTS INCLUDE MEDICATIONS TO RELIEVE THE SIGNS AND SYMPTOMS OF ARTHRITIS, TO CONTROL HIGH BLOOD PRESSURE, TO RELIEVE INSOMNIA, TO PREVENT THE FORMATION OF ULCERS, AND TO PROVIDE BETTER HEALTH CARE FOR WOMEN.

In 1998, net sales for Pharmaceuticals grew to a record $2.9 billion, $451 million, or 18 percent, higher than 1997 net sales. Sales of Arthrotec(R) arthritis treatment more than tripled to $346 million, aided by launches in the United States and France and increased volume growth in other key countries. Searle ended the year as the No. 1 provider of branded arthritis treatments in the United States, as Arthrotec(R) and Daypro(R) arthritis treatments combined for 13 percent branded market share. Ambien(R) short-term treatment for insomnia grew in market share; by year-end it held 52 percent share of total U.S. prescriptions. Sales increased by 16 percent, to a record $458 million. Segment net sales also benefited from licensing revenues totaling $335 million associated with several collaborative alliances, and from revenues from the sale of product rights of $128 million. This compares with $75 million of licensing revenues and $117 million of revenues from the sale of product rights in 1997. Partially offsetting these higher revenues were lower sales of verapamil calcium channel blockers and Cytotec(R) ulcer preventive drug.

                     Pharmaceuticals Net Sales
                              [GRAPH]

     EBIT for the Pharmaceuticals segment totaled $309 million in 1998 compared with $286 million in 1997, an increase of $23 million, or 8 percent. EBITDA totaled $451 million in 1998 vs. EBITDA of $422 million in 1997, an increase of $29 million, or 7 percent. The improvements in EBIT and EBITDA in 1998 resulted primarily from higher volumes of key products and from licensing revenues, partially offset by increased selling, general and administrative (SG&A) and technological expenses.
SG&A expenses rose primarily because of the launches of Arthrotec(R) and the preparations for the launch of Celebrex(TM) arthritis treatment. On Dec. 31, 1998, the U.S. Food and Drug Administration (FDA) approved Celebrex(TM) for the treatment of the signs and symptoms of osteoarthritis and adult rheumatoid arthritis. Technological cost increases were driven by late-stage, more expensive clinical trials.

                 Pharmaceuticals Operating Measures
                              [GRAPH]

     Pretax net unusual charges in 1998 totaled $29 million and included a gain of $35 million for the reversal of a prior year restructuring reserve; and $64 million of charges, primarily for asset impairments ($42 million) and work force reductions ($22 million).

PRIOR YEAR REVIEW

Net sales for the Pharmaceuticals segment in 1997 totaled $2.4 billion, a $428 million, or 21 percent, increase vs. 1996 net sales. The sales growth was fueled by higher sales volumes, led by strong performances from Daypro(R), Arthrotec(R) and Ambien(R). In 1997, sales of these products increased 26 percent from sales in the prior year. Segment sales also benefited from $192 million of licensing revenues associated with a collaborative alliance and product rights sales. Lower sales of verapamil calcium channel blockers partially offset these increases.

     EBIT for the Pharmaceuticals segment in 1997 increased $33 million, or 13 percent, compared with EBIT in 1996. EBITDA totaled $422 million in 1997, an increase of $39 million, or 10 percent, from EBITDA of $383 million in 1996. The improvements in EBIT and EBITDA resulted primarily from the sales increases in key products, which was partially offset by increased technological and selling expenses. Technological expenses increased as new product candidates advanced to later, more expensive phases of development. Selling expenses rose because of expansions in Searle's sales force and new product launch preparations.

     In 1996, unusual charges included pretax restructuring charges of $125 million, principally for the cost of work force reductions ($77 million) and facility rationalizations ($36 million).

36  1998 Monsanto Annual Report

------------------------------------------------------------------------

OUTLOOK

PHARMACEUTICALS

On Dec. 31, 1998, Searle received clearance from the FDA to market Celebrex(TM) for the signs and symptoms of osteoarthritis and adult rheumatoid arthritis. Celebrex(TM) was launched in the United States in February 1999. It is expected to be launched in more than a dozen other countries during 1999. In early 1999, Searle also received approval to market the drug in Brazil and Mexico. Registration applications are being submitted in various European and Asia-Pacific markets. Searle and Pfizer Inc. will co-promote Celebrex(TM) in all countries except Japan, where Searle has formed an alliance with Yamanouchi Pharmaceutical Co.
Ltd. to develop and commercialize the drug. The addition of Celebrex(TM) further strengthens the company's presence in the arthritis market, which was built on products such as Daypro(R), and Arthrotec(R) and Condrotec -- two therapies that each combine a nonsteroidal anti-inflammatory drug (NSAID) and an ulcer preventive drug.

     Ambien(R) continues as the leader in the U.S. hypnotic market with a 52 percent share of total prescriptions. Ambien(R) is licensed to a joint venture in which Searle is a general partner. Under the joint venture agreement amended in 1998, Searle's share of profits will be gradually reduced from 90 percent in 1998 to 51 percent in early 2002. The partner is expected to purchase Searle's interest in the joint venture in April 2002.

     Searle has Phase III product candidates in each of its four therapeutic areas: arthritis/pain and inflammation, cardiovascular disease, women's health care, and oncology. The Phase III arthritis/ pain and inflammation candidates are valdecoxib, which is being developed for the management of pain and arthritis; and parecoxib, which is an injectable COX-2 inhibitor for the management of acute pain. COX-2 is an enzyme which plays a role in pain and inflammation.

     In cardiovascular Phase III trials, eplerenone is being developed for the treatment of congestive heart failure and high blood pressure.

     In women's health care, Searle is funding and participating in research to develop hormone replacement therapy patches designed to treat menopausal symptoms and to prevent osteoporosis. These multiple product candidates are also in Phase III clinical trials.

     Searle also has two compounds in its Phase III oncology pipeline. Celecoxib, a COX-2 inhibitor, is in Phase III trials as a preventive drug for certain types of cancer; and leridistim is being developed to stimulate the replenishment of white blood cells and platelets in chemotherapy patients.

     Searle announced in January 1999 that it was no longer pursuing development of two other cardiovascular candidates -- the anti-platelet aggregation compounds orbofiban and xemilofiban -- because they were not as efficacious in long-term therapy as expected. Searle discontinued development of a second-generation blood cell growth factor, promegapoietin, after a small number of patients on the drug developed low platelet counts during clinical trials. Development of PluriStem (formerly daniplestim), a blood cell growth factor, was discontinued to focus on leridistim and progenipoietin, which are more promising alternatives.

     Searle's investment in R&D spending increased to 26 percent of segment sales vs. 25 percent of sales in 1997. Management expects technological expenses and selling expenses to increase in the next few years as Searle continues to discover and develop new products and as it commercializes products now in the pipeline. The company expects that new alliances, similar to those forged with Pfizer and Yamanouchi, could offset some of the costs associated with developing and marketing new pharmaceuticals. Such alliances will accelerate development and broaden the geographic reach of Searle products commercialized during the next several years.


CORPORATE and Other
------------------------------------------------------------------------

The Corporate and Other segment comprises various smaller businesses, as well as certain corporate items that are not allocated to the segments. This segment's sales decreased in 1998 from 1997 levels by $56 million. This change was primarily driven by lower sales of Enviro-Chem's environmental abatement products. The divestiture of the Orcolite opthalmics business in the second quarter of 1998 also contributed to the sales decline. Monsanto shut down the Diamonex optical products division in 1998. It also expects to divest its interests in the health and wellness area in the first half of 1999. On an EBIT basis, the corporate and other segment recorded a loss of $195 million in 1998 vs. a loss of $119 million in 1997. The segment loss increased principally because of the sales decline in the segment and because of higher selling, general and administrative (SG&A) and technological spending, primarily related to incentive compensation and information technology expenses. The segment's loss, on an EBIT basis, decreased in 1997 from that in 1996 primarily because of increased sales at Enviro-Chem and the opthalmics business.

     In 1998, unusual charges included pretax restructuring and other special charges of $137 million, principally for the cost of facility shutdowns ($63 million) and asset impairments ($67 million). In 1996, unusual items included pretax restructuring charges of $19 million, primarily for the cost of work force reductions ($6 million) and asset impairments ($6 million).

                                       1998 Monsanto Annual Report  37

Statement of Consolidated FINANCIAL POSITION
----------------------------------------------------------------------------------------------

(Dollars in millions, except share amounts)                               As of Dec. 31,
----------------------------------------------------------------------------------------------
                                                                       1998              1997
----------------------------------------------------------------------------------------------
ASSETS
----------------------------------------------------------------------------------------------
CURRENT ASSETS:
Cash and cash equivalents                                           $    89           $   134
Trade receivables, net of allowances of $91 in 1998 and
  $63 in 1997                                                         2,404             1,823
Miscellaneous receivables, prepaid expenses and other                 1,126               692
Deferred income tax asset                                               567               243
Inventories                                                           2,004             1,374
----------------------------------------------------------------------------------------------
  TOTAL CURRENT ASSETS                                                6,190             4,266
----------------------------------------------------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT:
Land                                                                    150                99
Buildings                                                             1,213               914
Machinery and equipment                                               3,840             3,359
Construction in progress                                                819               329
----------------------------------------------------------------------------------------------
Total property, plant and equipment                                   6,022             4,701
Less accumulated depreciation                                         2,768             2,301
----------------------------------------------------------------------------------------------
  NET PROPERTY, PLANT AND EQUIPMENT                                   3,254             2,400
----------------------------------------------------------------------------------------------
INTANGIBLE ASSETS, net of accumulated amortization of $758
  in 1998 and $853 in 1997                                            6,047             2,837
OTHER ASSETS                                                          1,233             1,271
----------------------------------------------------------------------------------------------
TOTAL ASSETS                                                        $16,724           $10,774
==============================================================================================
LIABILITIES AND SHAREOWNERS' EQUITY
----------------------------------------------------------------------------------------------
CURRENT LIABILITIES:
Account payable                                                     $   918           $   480
Wages and benefits                                                      444               251
Restructuring reserves                                                  273               176
Miscellaneous accruals                                                1,348               906
Short-term debt                                                       1,069             1,726
----------------------------------------------------------------------------------------------
  TOTAL CURRENT LIABILITIES                                           4,052             3,539
==============================================================================================
LONG-TERM DEBT                                                        6,259             1,979
POSTRETIREMENT LIABILITIES                                              848               735
OTHER LIABILITIES                                                       579               417
SHAREOWNERS' EQUITY:
Common stock (authorized: 1,000,000,000 shares, par value $2)
  Issued: 846,927,220 shares in 1998 and 821,970,970 shares
    in 1997                                                           1,694             1,644
  Additional contributed capital                                      1,389               321
  Treasury stock, at cost (217,632,240 shares in 1998 and
    226,686,302 shares in 1997)                                      (2,508)           (2,570)
Reinvested earnings                                                   4,652             4,973
Reserve for ESOP debt retirement <F1>                                  (106)             (123)
Accumulated other comprehensive loss                                   (135)             (141)
----------------------------------------------------------------------------------------------
  TOTAL SHAREOWNERS' EQUITY                                           4,986             4,104
----------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREOWNERS' EQUITY                           $16,724           $10,774
==============================================================================================

The above statement should be read in conjunction with pages
47-57 of this report.

<F1> ESOP stands for Employee Stock Ownership Plan.

38  1998 Monsanto Annual Report

Review of Changes in FINANCIAL POSITION
------------------------------------------------------------------------

FINANCIAL POSITION REMAINS STRONG

During 1998, Monsanto acquired several seed companies at a cost of $4.2 billion. These acquisitions included DEKALB Genetics Corp., Plant Breeding International Cambridge Limited, and certain international seed operations of Cargill Inc. Monsanto issued $944 million of common stock, net of issuance costs, and $3.3 billion of long-term debt in 1998, to fund these acquisitions. Monsanto's financial position remained strong following the debt and common stock issuances, as evidenced by the company's "A" debt rating. The ratio of total debt to total capitalization was 60 percent at year-end 1998, compared with 47 percent at year-end 1997. Various alternatives that the company is considering for several of its nonstrategic businesses may result in cash proceeds to reduce the company's debt.

     At the end of 1998, working capital was $1.4 billion higher than at the end of 1997, primarily because of increases in inventories, trade receivables, and other current assets, and decreases in short-term debt levels. These were partially offset by increases in other short-term liabilities, primarily accounts payable and miscellaneous accruals. Inventories at year-end 1998 increased, principally in the Agricultural Products segment because of seed company acquisitions. Trade receivables at year-end 1998 increased compared with those at the prior year-end, primarily because of seed company acquisitions, higher sales levels, and changes in credit terms for the Agricultural Products segment. Miscellaneous receivables, prepaid expenses, and other assets increased because the net assets of businesses held for sale at year-end 1998 were classified as a single amount in other current assets rather than in various categories of assets and liabilities at year-end 1997. During 1998, Monsanto refinanced a portion of its short-term debt with long-term debt, which resulted in lower short-term debt outstanding at year-end 1998 than at year-end 1997.

     The amount of net property, plant and equipment at year-end 1998 was higher than the comparable 1997 amount, as $979 million in capital additions and the effects of acquisitions exceeded 1998 depreciation expense and divestitures. The increase in intangible assets was attributable primarily to the seed acquisitions.

     Total deferred tax assets, both current and noncurrent, of $892 million at year-end 1998 were related primarily to U.S. operations, which generally have a strong earnings history.

     Monsanto uses financial markets worldwide for its financing needs. It has available various short- and medium-term bank credit facilities, which are discussed in the Short-Term Debt and Credit Arrangements note under the Notes to Financial Statements. These credit facilities give Monsanto the financing flexibility it needs to satisfy future short- and medium-term funding requirements. To maintain adequate financial flexibility and access to debt markets worldwide, Monsanto management intends to maintain an "A" debt rating.

     Monsanto's commitments and contingencies are described in the Commitments and Contingencies note under the Notes to Financial
Statements.

                                                                ------
KEY FINANCIAL STATISTICS                                         1998        1997        1996
----------------------------------------------------------------------------------------------
CURRENT RATIO (Current assets divided by current liabilities)     1.5         1.2         1.3
TRADE RECEIVABLES -- DAYS SALES OUTSTANDING                       104          95          99
  (Fourth-quarter trade receivables divided by fourth-quarter net sales times 30 days)
INVENTORY TURNOVER RATIO (Cost of goods sold divided by
  inventory)                                                      1.8         2.2         2.3
INTEREST COVERAGE<F1>                                             0.2         2.9         5.3
  (Income (Loss) from continuing operations before interest
    expense and income taxes divided by total interest cost)
CASH PROVIDED BY CONTINUING OPERATIONS/TOTAL DEBT                   6%         10%         42%
TOTAL DEBT/TOTAL CAPITALIZATION<F2>                                60%         47%         38%
==============================================================================================

<F1> If the effects of the restructuring, in-process research and development (R&D) write-offs, and other unusual charges were excluded in 1998, the interest coverage ratio would have been 3.5. If the effects of the in-process R&D write-offs were excluded in 1997, the interest coverage ratio would have been 6.6. If the effects of the restructuring and other unusual charges were excluded in 1996, the interest coverage ratio would have been 8.2.

<F2> Total capitalization is the sum of short-term debt, long-term debt and shareowners' equity.

                                       1998 Monsanto Annual Report  39

Statement of Consolidated CASH FLOW
-------------------------------------------------------------------------------------------------

(Dollars in millions)                                                   Year Ended Dec. 31,
-------------------------------------------------------------------------------------------------
                                                                    1998        1997        1996
-------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
-------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
Income (loss) from continuing operations                         $  (250)    $   294     $   413
Add income taxes -- continuing operations                              7          72         140
-------------------------------------------------------------------------------------------------
Income (loss) from continuing operations before income taxes        (243)        366         553
Adjustments to reconcile to Cash Provided by Continuing
 Operations:
  Income tax refunds (payments)                                       44        (134)       (308)
  Items that did not use cash:
    Depreciation and amortization                                    636         487         423
    Acquired in-process research and development expenses            402         684
    Restructuring and special charges                                638                     376
    Other                                                             58         (16)         50
  Working capital changes that provided (used) cash:
    Accounts receivable                                             (652)       (268)       (330)
    Inventories                                                     (282)       (113)        (86)
    Accounts payable and accrued liabilities                        (288)       (288)        198
    Receivables from asset sales and licensing arrangements          180        (232)         (9)
    Other                                                            (63)        (81)         12
  Other items                                                          2         (51)         61
-------------------------------------------------------------------------------------------------
CASH PROVIDED BY CONTINUING OPERATIONS                               432         354         940
CASH PROVIDED BY (USED IN) DISCONTINUED OPERATIONS                              (138)        263
-------------------------------------------------------------------------------------------------
TOTAL CASH PROVIDED BY OPERATIONS                                    432         216       1,203
-------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES:
Property, plant and equipment purchases                             (979)       (644)       (500)
Seed company acquisitions and investments                         (4,061)     (1,325)       (470)
Other acquisitions and investments                                  (254)       (618)       (250)
Investment and property disposal proceeds                            199          88         165
Discontinued operations -- other                                                 (44)       (200)
-------------------------------------------------------------------------------------------------
CASH USED IN INVESTING ACTIVITIES                                 (5,095)     (2,543)     (1,255)
-------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES:
Net change in short-term financing                                  (282)      2,372         297
Long-term debt proceeds                                            3,878         208         122
Long-term debt reductions                                            (85)       (142)       (177)
Common stock issuance                                                944
Treasury stock purchases                                                                    (253)
Dividend payments                                                    (73)       (294)       (343)
Common stock issued under employee stock plans                        62          91         142
Cash transferred to Solutia Inc.                                                 (75)
Other financing activities                                           174         135         133
-------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                    4,618       2,295         (79)
-------------------------------------------------------------------------------------------------
DECREASE IN CASH AND CASH EQUIVALENTS                                (45)        (32)       (131)
CASH AND CASH EQUIVALENTS:
  Beginning of year                                                  134         166         297
-------------------------------------------------------------------------------------------------
  END OF YEAR                                                    $    89     $   134     $   166
=================================================================================================

The above statement should be read in conjunction with pages 47-57 of this report.

The effect of exchange rate changes on cash and cash equivalents was not material.

Cash payments for interest (net of amounts capitalized) were $331 million in 1998, $210 million in 1997, and $195 million in 1996.


40  1998 Monsanto Annual Report

Review of CASH FLOW
------------------------------------------------------------------------

CASH FLOW REMAINS STRONG

Cash provided by continuing operations totaled $432 million in 1998, compared with $354 million in 1997. EBITDA excluding unusual charges was slightly higher in 1998 than in 1997, and cash flow benefited from the collection in 1998 of amounts related to 1997 Pharmaceutical licensing and product rights sales. Working capital needs were higher in 1998, primarily because of seed company acquisitions, higher sales levels, and changes in credit terms for the Agricultural Products segment. Working capital as a percent of net sales was 25 percent in 1998, compared with 10 percent in 1997. Higher interest payments in 1998 were partially offset by the collection of income tax refunds. Cash provided by continuing operations in 1997 included higher employee incentive payouts for the final payment of certain deferred amounts in a three-year incentive plan.

              Cash Provided by Continuing Operations
                            [GRAPH]

   Monsanto's operations have historically generated sufficient cash to fund both its existing businesses and its research and development expenses.

   In 1998, 1997 and 1996, investment and property disposal proceeds came primarily from sales of nonstrategic properties and investments. Major uses of cash in 1998, 1997 and 1996 included investments, capital expenditures and dividends. Major investments in 1998 included the acquisitions of DEKALB Genetics Corp., Plant Breeding International Cambridge Limited, and certain international seed operations of Cargill Inc. Major investments in 1997 were the acquisitions of the Asgrow Agronomics seed business, Holden's Foundation Seeds Inc., Corn States Hybrid Service Inc., and Sementes Agroceres S.A. seed companies, and the remaining interest in Calgene Inc. Major investments in 1996 were an equity investment in DEKALB, an investment in Calgene, and the acquisition of the plant biotechnology assets of Agracetus. Monsanto's capital expenditures, which focused on improved technology and capacity expansions, totaled $979 million in 1998.

   To the extent the company's cash provided by operations was not sufficient to fund its cash needs during 1998, debt and common stock were issued to finance these requirements. Significant debt issuances included $2.5 billion of long-term debt with various maturities issued in December 1998, and 17,500,000 units of 6.5 percent Adjustable Conversion-rate Equity Security (ACES) units with a public offering price of $40 per unit (stated value), or $700 million total, issued in November 1998. The company issued 25 million shares of common stock for $944 million in November 1998.

DIVIDEND POLICY IS UNCHANGED

Monsanto has paid quarterly dividends on its common shares without interruption since 1928. Throughout 1998, the quarterly dividend paid was $0.03 per share. The dividend rate reflects a policy set by the board of directors following the spinoff of the company's chemical businesses in 1997. That policy was adopted in order to fund appropriately the company's growth opportunities and to create long-term economic value for shareowners. Monsanto's dividend policy also reflects the company's expectations of future growth, profitability, financial position, the need to finance acquisitions, working and fixed capital needs, scheduled debt repayments, and economic conditions, including inflation.

   Monsanto's common stock is traded principally on the New York
Stock Exchange. The number of shareowners of record as of Feb. 12, 1999, was 63,013. The high and low common stock prices on that date were 48 7/8 and 46 15/16, respectively.

Statement of Consolidated COMPREHENSIVE INCOME (LOSS)
-----------------------------------------------------------------------------------------------

(Dollars in millions)                                                 Year Ended Dec. 31,
-----------------------------------------------------------------------------------------------
                                                                 1998        1997         1996
-----------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                               $(250)      $ 470        $ 385
-----------------------------------------------------------------------------------------------
Other Comprehensive Income (Loss):
  Foreign currency translation adjustments                         12        (138)         (91)
  Unrealized net gains (losses) on investments:
    Unrealized net holding gains (losses) arising during
      period, before tax                                           (1)        (12)         (37)
    Related income tax benefit                                      2           4           14
    Reclassification adjustments for losses included in
      net income                                                   16
    Related income tax expense                                     (6)
  Additional minimum pension liability adjustment, before tax     (24)        (27)
    Related income tax benefit                                      7          11
-----------------------------------------------------------------------------------------------
TOTAL OTHER COMPREHENSIVE INCOME (LOSS)                             6        (162)        (114)
-----------------------------------------------------------------------------------------------
COMPREHENSIVE INCOME (LOSS)                                     $(244)      $ 308        $ 271
===============================================================================================

The above statement should be read in conjunction with pages 47-57 of this report.

                                       1998 Monsanto Annual Report  41

Additional FINANCIAL INFORMATION
------------------------------------------------------------------------

RISK MANAGEMENT

Monsanto continually evaluates risk retention and insurance levels for product liability, property damage and other potential risk areas. The company devotes significant efforts to maintaining and improving safety and internal control programs, which reduce its exposure to certain risks. Management's decision about the amount of insurance coverage to purchase from unaffiliated companies and the appropriate amount of risk to retain is based on the cost and availability of insurance and the likelihood of a loss. Since 1986, Monsanto's liability insurance has been a "claims made" policy form. Management believes that the current levels of risk retention are consistent with those of comparable companies in the various industries in which Monsanto operates, and are reasonable for Monsanto. There can be no assurance that the company will not incur losses beyond the limits of, or outside the coverage of, its insurance. Monsanto's liquidity, financial position and profitability are not expected to be materially affected by the levels of risk retention that the company accepts.

COMPANY PREPARES FOR YEAR 2000

Beginning in 1996, the company initiated the Global Year 2000 program (Y2K program) to ensure that its business would not be adversely affected by the inability of many existing computer systems to distinguish between the year 1900 and the year 2000. The Y2K program covers more than 100 company sites in 33 countries.

DESCRIPTION AND STATUS OF THE Y2K PROGRAM
INTERNAL SYSTEMS: The company's Y2K program encompasses all internal systems, including conventional information technology (IT) business applications, IT infrastructure and embedded systems. Embedded systems include process control and manufacturing, and laboratory automation systems, as well as site-specific facility management systems, such as elevator service and heating and cooling equipment. The remediation process applied to each area consists of four-steps: identification of the systems or components that need to be replaced or fixed, assessment of the work required, prioritization of the work, and successful completion of the required remediation activity. The target date for completion of all remediation work for internal systems is the third quarter of 1999.

   The following list summarizes the status of the Y2K program with respect to internal systems:

IT APPLICATIONS PORTFOLIO:
--------------------------------------------------------------------------------------------
                                                           AS OF DEC. 31,    AS OF SEPT. 30,
                                                                1998              1998
--------------------------------------------------------------------------------------------
Number of applications identified                              1,280             1,260
   Applications assessed for
     Y2K compliance                                              100%              100%
   Applications compliant                                         55%               43%
   Applications to be remediated
     through replacements and upgrades                            23%               27%
   Anticipated retirements                                         3%                3%
   Applications at various stages of
     renovation, redevelopment or testing                         19%               27%
                                                           --------------

IT INFRASTRUCTURE PRODUCTS:
--------------------------------------------------------------------------------------------
                                                            AS OF DEC. 31,   AS OF SEPT. 30,
                                                                1998              1998
--------------------------------------------------------------------------------------------
Number of products identified                                    530               530
   Products researched for compliance                             93%               43%
   Products compliant                                             56%               18%
   Products to be remediated with
     minor upgrades                                               10%                1%
   Noncompliant products to be
     remediated or retired                                        27%               24%
                                                           --------------

EMBEDDED SYSTEMS:
--------------------------------------------------------------------------------------------
                                                            AS OF DEC. 31,   AS OF SEPT. 30,
                                                                1998              1998
--------------------------------------------------------------------------------------------
Number of process control
 products identified                                           7,600             4,600
   Products researched for compliance                             66%               31%
   Products compliant                                             54%               24%
   Products application dependent                                  4%                4%
   Noncompliant products to be
     remediated or retired                                         8%                3%

Number of laboratory automation
 products identified                                           5,000             3,900
   Products researched for compliance                             75%                0%
   Products compliant                                             52%
   Products application dependent                                 10%
   Noncompliant products to be
     remediated or retired                                        13%

Number of site facilities products identified                    700               300
   Products researched for compliance                             69%                9%
   Products compliant                                             56%                7%
   Products application dependent                                  7%                2%
   Noncompliant products to be
     remediated or retired                                         6%
                                                           --------------

42  1998 Monsanto Annual Report

------------------------------------------------------------------------

SUPPLIERS: Monsanto has contacted its major suppliers to assess their preparations for the year 2000. More than 650 key corporate suppliers have been identified and contacted in addition to numerous suppliers critical to individual locations. Approximately 50 percent of the company's key corporate suppliers have been identified as likely to be Y2K compliant. The status of another 24 percent of these key suppliers is of concern and further action is being taken by managers responsible for these suppliers or supplier contracts. Approximately 26 percent of the key suppliers have not informed the company of their compliance status or plans. Where appropriate, Monsanto representatives will conduct in-depth investigations or make on-site visits to determine the ability of certain suppliers to be Y2K compliant.

CONTINGENCY PLANS: The company's contingency plans are evolving as it proceeds with the Y2K program. Monsanto began a major initiative in November 1998 with the establishment of the Y2K business continuity team. The team's assignment is to clearly define critical, global infrastructure components and failure modes; to assume Y2K related failure or a high risk of critical failure; and to draft appropriate contingency plans. The team will expand existing contingency plans as appropriate. Its goal is to have all plans in place no later than the third quarter of 1999. Where a supplier's performance is in doubt, Monsanto's contingency plans may include the stockpiling of raw materials or obtaining supplies from a different vendor. The company will increase the number of tests for pharmaceutical and nutrition products as the year 2000 nears, and it also may increase production of critical product inventory.

COSTS
The costs associated with Y2K compliance for Monsanto are currently projected at approximately $30.5 million. Through Dec. 31, 1998, the company spent $15.3 million. The remaining estimated costs are expected to be funded from ongoing operations. These costs encompass only the company's Y2K remediation efforts and do not include expenses such as overtime wages, additional warehouse space, or increased finance costs that may be incurred upon implementation of the company's contingency plans. Monsanto does not expect the costs associated with its year 2000 efforts to be materially adverse to the company's business operations, financial position, profitability or liquidity.


RISKS
Monsanto believes that the Y2K program follows both prudent and best demonstrated practices (including contingency planning) and makes use of appropriate internal and external skills to minimize the effect of any failures. However, because the year 2000 problem is unprecedented in scope and complexity, no complete assurance of risk avoidance can be given. Failure to correct a material year 2000 problem could result in lost profits or breach of contract claims if the company is unable to deliver its products pursuant to the terms of its agreements, or if such products fail to meet contract specifications, or if claims for personal injury or property damage at its facilities are made and upheld. Monsanto also may experience lost revenues if any of its customers experience Y2K problems which cause them to order less product, or otherwise causes them financial difficulties that result in a breach of their payment obligations.

   Readers are cautioned that forward-looking statements contained in this section should be read in conjunction with the company's disclosures under the heading "Disclosure of Forward-Looking
Statements."

EURO CONVERSION

On Jan. 1, 1999, 11 of the 15 member countries of the European Union established fixed conversion rates between their national currencies and the euro. During the transition period, from Jan. 1, 1999, until June 30, 2002, both the national currencies and the euro will be legal currencies. Beginning July 1, 2002, the national currencies of the participating countries no longer will be legal tender for any transactions.

   In September 1997, Monsanto formed a cross-functional team and engaged a consultant to prepare for the euro conversion. As of Jan. 1, 1999, Monsanto began to engage in euro-denominated transactions and was legally compliant. Monsanto expects to have all affected information systems fully converted by April 2001. Monsanto does not expect the euro conversion to have a material effect on its competitive position, business operations, financial position or results of operations.


                                       1998 Monsanto Annual Report  43

FINANCIAL Instruments
------------------------------------------------------------------------

MARKET RISK MANAGEMENT

Monsanto is exposed to market risk, including changes in interest rates, currency exchange rates, and commodity prices. To manage the volatility relating to these exposures, the company enters into various derivative transactions. Monsanto does not hold or issue derivative financial instruments for trading purposes. For more information about how Monsanto manages specific risk exposures, see the Currency Translation note, the Inventories note, and the Long-Term Debt note in Notes to Financial Statements.

   The tables below provide information about the company's derivative instruments and other financial instruments that are sensitive to changes in interest rates, currency exchange rates, and commodity prices. The financial instruments are grouped by market risk exposure category. Instrument denominations are indicated in parentheses. For instruments denominated in currencies other than the U.S. dollar, the information is presented by its equivalent in U.S. dollars, the company's reporting currency.

------------------------------------------------------------------------
Significant interest rate risk sensitive instruments as of Dec. 31, 1998, were:

                                                                         EXPECTED MATURITY DATE
                                     --------------------------------------------------------------------------------------------
(Dollars in millions,
except average interest rate)         1999        2000        2001        2002        2003  THEREAFTER       TOTAL  FAIR VALUE
---------------------------------------------------------------------------------------------------------------------------------
LONG-TERM DEBT:
  Fixed rate ($US)
    Principal amount                              $164      $  543        $ 33        $797      $2,813      $4,350      $4,632
    Average interest rate                          6.1%        5.6%        7.5%        6.1%        6.6%        6.5%
  Fixed rate (Japanese yen)
    Principal amount                                                                            $   86      $   86      $  125
    Average interest rate                                                                          5.6%        5.6%
  Variable rate ($US)
    Principal amount<F1>                          $  8      $1,009        $ 16        $575      $  208      $1,816      $1,816
    Average interest rate<F2>                      4.3%        5.3%        4.2%        4.3%        4.4%        4.8%

SHORT-TERM DEBT:
  Fixed rate ($US)
    Principal amount                  $276                                                                  $  276      $  277
    Average interest rate              7.5%                                                                    7.5%
  Variable rate ($US)
    Principal amount                  $542                                                                  $  542      $  542
    Average interest rate<F2>          5.3%                                                                    5.3%
---------------------------------------------------------------------------------------------------------------------------------

<F1> Includes $1.0 billion of commercial paper that is assumed to be renewed through 2001, when the company's $1.0 billion credit facility expires.
<F2> Average variable rates are based on 1998 year-end variable rates.
     Actual rates may be higher or lower.


----------------------------------------------------------------------
Significant currency exchange rate risk sensitive instruments as of Dec. 31, 1998 (dollars in millions, except average exchange rate):

                                                           AVERAGE
                                        NOTIONAL          EXCHANGE         FAIR
EXPECTED MATURITY 1999                    AMOUNT              RATE<F1>    VALUE
--------------------------------------------------------------------------------
FORWARD CONTRACTS:
  Sale of British pound                     $381             0.600         $379
  Sale of Brazilian real                     128             1.254          125
  Sale of Canadian dollar                     64             1.542           64
  Sale of Australian dollar                   42             1.562           40
  Sale of South African rand                  30             5.900           29
  Sale of Mexican peso                        15            10.430           15
  Sale of Polish zloty                        21             3.532           21
  Sale of Czech crown                         11            30.130           11
  Sale of Philippine peso                      4            46.880            5
  Purchase of Japanese yen                    26           117.560           27
--------------------------------------------------------------------------------

<F1> Average contract exchange rates are stated in currency units per
     U.S. dollar.

Significant commodity price risk sensitive instruments as of Dec. 31, 1998:

                                                           EXPECTED
                                                           MATURITY        FAIR
                                                               1999       VALUE
--------------------------------------------------------------------------------
CORN FUTURES CONTRACTS:
  Contract volumes (million bushels)                            16.4
  Weighted average price (per bushel)                         $  2.31
  Contract amount ($US in millions)                           $ 38         $ 35

SOYBEAN FUTURES CONTRACTS:
  Contract volumes (million bushels)                            24.0
  Weighted average price (per bushel)                         $  5.64
  Contract amount ($US in millions)                           $135         $132
--------------------------------------------------------------------------------

     Contract amounts are used to calculate the contractual payments and quantity of the commodity to be exchanged.


44  1998 Monsanto Annual Report

Statement of Consolidated SHAREOWNERS' EQUITY
--------------------------------------------------------------------------------------------------------------------------------

(Dollars in millions)                                                                                 Year Ended Dec. 31,
--------------------------------------------------------------------------------------------------------------------------------
                                                                                               1998           1997         1996
--------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK:
Balance, Jan. 1                                                                             $ 1,644        $ 1,644      $   329
Issuance of shares (24,956,250 shares in 1998)                                                   50
Par value of stock issued in five-for-one stock split                                                                     1,315
--------------------------------------------------------------------------------------------------------------------------------
BALANCE, DEC. 31                                                                            $ 1,694        $ 1,644      $ 1,644
--------------------------------------------------------------------------------------------------------------------------------
ADDITIONAL CONTRIBUTED CAPITAL:
Balance, Jan. 1                                                                             $   321        $    65      $   902
Employee stock plans and ESOP<F1>                                                               174            135          133
Issuance of shares                                                                              894
Par value of stock issued in five-for-one stock split                                                                      (970)
Spinoff of chemical businesses                                                                                 121
--------------------------------------------------------------------------------------------------------------------------------
BALANCE, DEC. 31                                                                            $ 1,389        $   321      $    65
--------------------------------------------------------------------------------------------------------------------------------
TREASURY STOCK:
Balance, Jan. 1                                                                             $(2,570)       $(2,661)     $(2,550)
Shares purchased (8,244,500 shares in 1996)                                                                                (253)
Net shares issued under employee stock plans (9,054,062 shares in 1998;
  10,908,529 shares in 1997; and 15,269,164 shares in 1996)                                      62             91          142
--------------------------------------------------------------------------------------------------------------------------------
BALANCE, DEC. 31                                                                            $(2,508)       $(2,570)     $(2,661)
--------------------------------------------------------------------------------------------------------------------------------
REINVESTED EARNINGS:
Balance, Jan. 1                                                                             $ 4,973        $ 4,795      $ 5,097
Net income (loss)                                                                              (250)           470          385
Dividends (net of ESOP<F1> tax benefits)                                                        (71)          (292)        (342)
Par value of stock issued in five-for-one stock split                                                                      (345)
--------------------------------------------------------------------------------------------------------------------------------
BALANCE, DEC. 31                                                                            $ 4,652        $ 4,973      $ 4,795
--------------------------------------------------------------------------------------------------------------------------------
RESERVE FOR ESOP DEBT RETIREMENT:
Balance, Jan. 1                                                                             $  (123)       $  (174)     $  (181)
Allocation of ESOP<F1> shares                                                                    17             20            7
Spinoff of chemical businesses                                                                                  31
--------------------------------------------------------------------------------------------------------------------------------
BALANCE, DEC. 31                                                                            $  (106)       $  (123)     $  (174)
================================================================================================================================
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS):
--------------------------------------------------------------------------------------------------------------------------------
ACCUMULATED CURRENCY ADJUSTMENT:
Balance, Jan. 1                                                                             $  (128)       $    10      $   101
Translation adjustments                                                                          12           (127)         (91)
Spinoff of chemical businesses                                                                                 (11)
--------------------------------------------------------------------------------------------------------------------------------
BALANCE, DEC. 31                                                                               (116)          (128)          10
--------------------------------------------------------------------------------------------------------------------------------
UNREALIZED NET GAINS ON INVESTMENTS:
Balance, Jan. 1                                                                                   3             11           34
Unrealized net gains (losses) on investments, net of reclassification adjustment                 11             (8)         (23)
--------------------------------------------------------------------------------------------------------------------------------
BALANCE, DEC. 31                                                                                 14              3           11
--------------------------------------------------------------------------------------------------------------------------------
ADDITIONAL MINIMUM PENSION LIABILITY:
Balance, Jan. 1                                                                                 (16)
Additional minimum pension liability adjustment                                                 (17)           (16)
--------------------------------------------------------------------------------------------------------------------------------
BALANCE, DEC. 31                                                                                (33)           (16)
TOTAL ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS):
--------------------------------------------------------------------------------------------------------------------------------
BALANCE, DEC. 31                                                                            $  (135)       $  (141)     $    21
================================================================================================================================

The above statement should be read in conjunction with pages 47-57 of this report.

<F1> ESOP stands for Employee Stock Ownership Plan.

                                       1998 Monsanto Annual Report  45

QUARTERLY Data (unaudited)
------------------------------------------------------------------------

                                                                  FIRST      SECOND       THIRD      FOURTH       TOTAL
                                                                QUARTER     QUARTER     QUARTER     QUARTER        YEAR
(Dollars in millions, except share amounts)
------------------------------------------------------------------------------------------------------------------------------
NET SALES
==============================================================================================================================
1998                                                             $2,044      $2,470      $1,986      $2,148      $8,648
1997                                                              1,875       2,095       1,724       1,820       7,514
1996                                                              1,612       1,847       1,442       1,447       6,348
------------------------------------------------------------------------------------------------------------------------------

INCOME (LOSS) FROM CONTINUING OPERATIONS
==============================================================================================================================
1998                                                                196         257        (100)       (603)       (250)
1997                                                                206         250        (167)          5         294
1996                                                                222         316         107        (232)        413
------------------------------------------------------------------------------------------------------------------------------

NET INCOME (LOSS)
==============================================================================================================================
1998                                                                196         257        (100)       (603)       (250)
1997                                                                274         324        (133)          5         470
1996                                                                260         365         170        (410)        385
------------------------------------------------------------------------------------------------------------------------------

DILUTED EARNINGS (LOSS) PER SHARE -- CONTINUING OPERATIONS<F1>
==============================================================================================================================
1998                                                               0.32        0.41       (0.17)      (1.00)      (0.41)
1997                                                               0.34        0.41       (0.28)       0.01        0.48
1996                                                               0.37        0.53        0.18       (0.39)       0.69
------------------------------------------------------------------------------------------------------------------------------

DILUTED EARNINGS (LOSS) PER SHARE<F1>
==============================================================================================================================
1998                                                               0.32        0.41       (0.17)      (1.00)      (0.41)
1997                                                               0.45        0.54       (0.23)       0.01        0.77
1996                                                               0.43        0.62        0.28       (0.69)       0.64
------------------------------------------------------------------------------------------------------------------------------

DIVIDENDS PER SHARE
==============================================================================================================================
1998                                                              0.030       0.030       0.030       0.030       0.120
1997                                                              0.150       0.160       0.160       0.030       0.500
1996                                                              0.138       0.150       0.150       0.150       0.588
------------------------------------------------------------------------------------------------------------------------------

COMMON STOCK PRICE<F2>
==============================================================================================================================
1998
HIGH                                                                53 1/16     60 3/8       63 15/16    55 7/8      63 15/16
LOW                                                                 38 5/16     51 5/16      50 1/2      33 3/4      33 3/4
------------------------------------------------------------------------------------------------------------------------------
1997
High                                                                42 1/4      46 1/2       52 5/16     45 3/4      52 5/16
Low                                                                 34 3/4      37           36 3/8      38          34 3/4
------------------------------------------------------------------------------------------------------------------------------
1996
High                                                                31 3/4      34 1/2       37 7/8      43 1/4      43 1/4
Low                                                                 23          28 1/8       26 1/8      36 1/2      23
------------------------------------------------------------------------------------------------------------------------------

<F1> Because Monsanto reported a loss from continuing
     operations for the fourth quarter and the year ended Dec. 31, 1998, generally accepted accounting principles require diluted loss per share to be calculated using weighted average common shares outstanding, excluding common stock equivalents. As a result, the quarterly earnings (loss) per share do not total to the full year amount.

<F2> Stock prices were not restated to reflect the spinoff of the chemical businesses on Sept. 1, 1997.

Historically, Monsanto's income from continuing operations has been higher during the first half of the year, primarily because of the concentration of generally more profitable sales by the Agricultural Products segment during that part of the year.

     Income from continuing operations for the second quarter of 1998 included a net aftertax charge of $13 million, or $0.02 per share, for the cost of exiting the company's optical products business offset by a restructuring reserve reversal. Income from continuing operations for the third quarter of 1998 included an aftertax charge of $187 million, or $0.30 per share, for the write-off of in-process research and development (R&D) for the acquisition of Plant Breeding International Cambridge Limited (PBIC). Income from continuing operations for the fourth quarter of 1998 included an aftertax charge of $630 million, or $1.01 per share, for restructuring and special charges, write-offs for acquired in-process R&D, and charges for the cancellation of DEKALB stock options. The write-off of in-process R&D in the fourth quarter of 1998 was for the acquisition of DEKALB Genetics Corp. and certain international seed operations of Cargill Inc., net of a revision of the amount of in-process R&D written off in the third quarter related to the PBIC acquisition. A revision in the estimate was made in accordance with the U.S. Securities and Exchange Commission's (SEC) recently clarified guidance on in-process R&D. This revision was made as an adjustment to the initial purchase price allocation, which was not yet finalized because of outstanding information, primarily related to intangible asset valuations and liabilities assumed.

     Income from continuing operations for each quarter in 1997 was affected by the write-off of in-process R&D from acquisitions. First-quarter 1997 included an aftertax charge of $63 million, or $0.11 per share, principally for the acquisition of the Asgrow Agronomics seed business. Second-quarter 1997 included an aftertax charge of $72 million, or $0.11 per share, for the Calgene Inc. acquisition. Third-quarter 1997 included an aftertax charge of $270 million, or $0.45 per share, for the Holden's Foundation Seeds Inc. acquisition. Fourth-quarter 1997 included $50 million, or $0.08 per share, for the Sementes Agroceres S.A. acquisition.

     Net income for the fourth quarter of 1996 included an aftertax charge of $500 million, or $0.84 per share, associated with the company's spinoff of the chemical businesses and other unusual items. The aftertax expense related to continuing operations for these actions was $257 million, or $0.43 per share.

46  1998 Monsanto Annual Report

NOTES to Financial Statements
------------------------------------------------------------------------

SIGNIFICANT ACCOUNTING POLICIES

Monsanto's significant accounting policies are italicized in the following Notes to Financial Statements.

BASIS OF PRESENTATION

Previously reported amounts have been reclassified to make them consistent with the current presentation.

BASIS OF CONSOLIDATION

The consolidated financial statements include the company and its majority-owned subsidiaries. Intercompany transactions have been eliminated in consolidation. Other companies in which Monsanto has a significant ownership interest (generally greater than 20 percent) are included in other assets in the Statement of Consolidated Financial Position. Monsanto's share of these companies' net earnings or losses is included in other expense (income) -- net in the Statement of Consolidated Income (Loss).

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and that affect revenues and expenses during the period reported. Estimates are adjusted to reflect actual experience when necessary. Significant estimates are used to account for restructuring reserves, self-insurance reserves, employee benefit plans, asset impairments, in-process research and development (R&D), business acquisitions, and contingencies.

NEW ACCOUNTING STANDARDS

Effective Jan. 1, 1998, Monsanto adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (FAS
130). FAS 130 establishes standards for the reporting and display of comprehensive income and its components in financial statements. Comprehensive income includes all nonshareowner changes in equity, and consists of net income, foreign currency translation adjustments, unrealized gains and losses on available-for-sale securities, and additional minimum pension liability adjustments.

     Effective Jan. 1, 1998, Monsanto adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (FAS 131). FAS 131 establishes standards for defining operating segments and for reporting information about operating segments in financial statements. It also establishes standards for related disclosures about products, geographic areas, and major customers. Monsanto's reportable operating segments did not change as a result of adopting FAS 131. However, Monsanto changed its publicly reported measure of segment profitability from operating income to EBIT excluding unusual items to make it consistent with its internally reported measure of segment profitability.

     Effective Jan. 1, 1998, Monsanto adopted the American Institute of Certified Public Accountants' Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" (SOP 98-1). SOP 98-1 provides guidance about when to capitalize costs incurred for internal-use computer software. Monsanto's previous accounting policies were essentially in compliance with the provisions of this statement, therefore adoption of SOP 98-1 did not have a material effect on the company's results of operations.

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (FAS 133). FAS 133 requires all derivatives to be recognized as assets or liabilities on the balance sheet and measured at fair value. Changes in the fair value of derivatives should be recognized in either net income or other comprehensive income, depending on the designated purpose of the derivative. This statement is effective for Monsanto on Jan. 1, 2000. Because of the effect of recent acquisitions, Monsanto is reassessing its position and has not yet determined the effect this statement will have on its consolidated financial position or results of operations.

CURRENCY TRANSLATION

The financial statements for most of Monsanto's entities outside the United States are translated into U.S. dollars at current exchange rates. Unrealized currency translation adjustments in the Statement of Consolidated Financial Position are accumulated in shareowners' equity as a component of Accumulated Other Comprehensive Loss. The financial statements of entities outside the United States that operate in highly inflationary economies are translated at either current or historical exchange rates, as appropriate. These currency adjustments are included in net income.

     Currencies in which Monsanto has significant exposures are the euro (which, as of Jan. 1, 1999, replaced the Belgian franc, German mark, Italian lira and eight other European currencies), Japanese yen and U.K. pound sterling. Other currency exposures include the Argentine peso, Brazilian real, and Canadian dollar. Currency restrictions are not expected to have a significant effect on Monsanto's cash flow, liquidity or capital resources.

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

                                       1998 Monsanto Annual Report  47

------------------------------------------------------------------------

     As of Dec. 31, 1998, Monsanto had currency forward contracts to purchase $26 million and to sell $697 million of other currencies, and purchased currency option contracts to sell $85 million of other currencies. Gains and losses on contracts that are designated and effective as hedges are deferred and are included in the recorded value of the transaction being hedged. Net deferred hedging losses as of Dec. 31, 1998, were not material. Gains and losses on other currency forward and option contracts are included in net income immediately. Monsanto is subject to loss if the counterparties to these contracts do not perform.

PRINCIPAL ACQUISITIONS AND DIVESTITURES

In 1998, the company made strategic acquisitions of several seed companies. In July 1998, Monsanto acquired Plant Breeding International Cambridge Limited (PBIC) for approximately $525 million. In October 1998, Monsanto announced the acquisition of certain international seed operations of Cargill Inc. in Asia, Africa, Central and South America, and Europe, excluding certain operations in the United Kingdom, for approximately $1.4 billion. In December 1998, Monsanto completed its acquisition of DEKALB Genetics Corp. for approximately $2.3 billion. Monsanto recorded the following pretax charges in 1998 for the write-off of acquired in-process research and development (R&D) related to these acquisitions: approximately $60 million for PBIC, approximately $150 million for DEKALB and approximately $190 million for certain Cargill seed operations. The amounts of these write-offs were determined by an independent valuation. Management believes that the technological feasibility of the acquired in-process R&D has not been established and that it has no alternative future uses. Accordingly, the amounts allocated to in-process R&D are required to be expensed immediately under generally accepted accounting principles.

     In 1997, Monsanto also acquired several other seed companies. In February 1997, the company completed its acquisition of the Asgrow Agronomics seed business for approximately $250 million. In May 1997, the company completed its acquisition of the remaining shares of Calgene Inc. that the company did not already own for approximately $270 million. In September 1997, Monsanto completed the acquisitions of Holden's Foundation Seeds Inc. and Corn States Hybrid Service Inc. for approximately $1.0 billion. In December 1997, the company acquired controlling interest in Sementes Agroceres S.A., a Brazilian seed company, for approximately $160 million. Monsanto recorded the following pretax charges in 1997 for the write-off of acquired in-process R&D related to these acquisitions: approximately $60 million for Asgrow, approximately $70 million for Calgene, approximately $270 million for Holden's and Corn States, and approximately $50 million for Agroceres.

     The in-process R&D charges for the 1998 and 1997 seed company acquisitions cover numerous seed breeding projects, no single one of which was significant, as is typical in the seed industry. These projects consist of conventional breeding programs for corn, wheat and other hybrids; conventional breeding for soybean varieties; and the development of transgenic crops. In-process R&D charges for the Calgene acquisition included a project to develop naturally colored cotton fiber ($25 million) and a project to control fatty acids in oil seeds ($34 million). The in-process R&D projects were valued using a discounted cash flow method with risk-adjusted discount rates ranging from 12 percent to 17 percent, which took into account the stage of completion and the appropriate development cycle of each in-process R&D category.

     These 1998 acquisitions were accounted for as purchases. Accordingly, the results of operations for these companies were included in the Statement of Consolidated Income (Loss) from the dates of acquisition. The excess of the purchase price over the estimated fair value of net assets acquired was recorded as goodwill and is being amortized over periods ranging from 20 to 30 years. The purchase price allocations are based on preliminary assumptions and are subject to revision, pending final appraisal and valuation studies. Monsanto financed these acquisitions by issuing debt, common stock, and hybrid securities.

     In connection with the 1998 acquisitions, Monsanto established a plan in 1998 to integrate the acquired businesses as members of the company's life sciences business. Monsanto plans to close or rationalize certain assets or facilities and eliminate approximately 1,300 jobs as part of the integration plan. The costs of these actions, estimated at $78 million, were recognized as liabilities in connection with the business combinations. This plan is expected to be completed by the second quarter of 2000. As this integration plan is completed, additional liabilities may be recognized.

     The following unaudited pro forma information combines the consolidated results of operations of Monsanto with those of PBIC, DEKALB, and certain Cargill operations as if these acquisitions had occurred at the beginning of each period presented:

                                                           --------
                                                              1998         1997
--------------------------------------------------------------------------------
Sales                                                       $9,346       $8,208
Income (loss) from continuing operations                       (78)          42
Earnings (loss) per share -- continuing operations           (0.12)        0.07
--------------------------------------------------------------------------------

     The pro forma results give effect to certain purchase accounting adjustments, including additional amortization expense from goodwill and other identified intangible assets, and increased interest expense and additional shares outstanding related to debt and common stock issued to finance the acquisitions. Pro forma loss from continuing operations for 1998 excludes unusual aftertax charges of $351 million, primarily for the write-offs of in-process R&D related to these acquisitions, and $20 million for the cancellation of stock options in exchange for cash related to the DEKALB acquisition. These charges were excluded because of their nonrecurring nature.

     This pro forma financial information is presented for comparative purposes only. It is not necessarily indicative of the operating results that actually would have occurred had the acquisitions occurred on the earliest day of the periods presented. In addition, these results are not intended to be a projection of future results. Pro forma loss from continuing operations for 1998 includes aftertax restructuring and special charges of $459 million. Pro forma income from continuing operations for 1997 includes aftertax unusual charges of $455 million related to in-process R&D.

48  1998 Monsanto Annual Report

------------------------------------------------------------------------

     In 1998, Monsanto announced that it had entered into a definitive agreement with Delta and Pine Land Company (D&PL) to merge it with Monsanto. Under terms of the agreement, D&PL shareowners would be entitled to receive 0.8625 shares of Monsanto's common stock in exchange for each share of D&PL they hold. Approximately 33 million shares of Monsanto common stock would be issued to D&PL shareowners. Based on Monsanto's closing stock price of $53 1/2 per common share on May 8, 1998, the date of the merger agreement, this would result in a purchase price of approximately $1.8 billion. The merger, already approved by D&PL shareowners, is subject to regulatory approvals and other customary conditions. This transaction would be accounted for as a purchase.

     In September 1997, the company spun off its chemical businesses to shareowners by distributing shares of a newly formed company called Solutia Inc. Monsanto's financial statements present the results of operations and cash flow of the chemical businesses as discontinued operations.

     In March 1996, Monsanto acquired significant equity positions in Calgene and DEKALB(R). In November 1996, Monsanto acquired a controlling interest in Calgene. In May 1996, Monsanto acquired the plant biotechnology assets of Agracetus.

RESTRUCTURING AND SPECIAL CHARGES

In 1998, the company recorded net restructuring and other unusual charges of $638 million ($459 million aftertax) as part of the company's overall strategy to reduce costs and continue the commitment to life sciences. The 1998 net restructuring and unusual charges were recorded in the Statement of Consolidated Income (Loss) in the following categories:

                                                    FACILITY
                                                    CLOSURES         OTHER
                                   WORK FORCE      AND ASSET       EXPENSE
                                   REDUCTIONS    IMPAIRMENTS       (INCOME)          TOTAL
-------------------------------------------------------------------------------------------
Cost of goods sold                       $  6           $112                          $118
Amortization and adjustment
  of intangible assets                                   217                           217
Restructuring and
  special charges                         130            156          $(14)            272
Other expense (income) -- net                             51           (20)             31
-------------------------------------------------------------------------------------------
TOTAL INCREASE IN LOSS FROM
  CONTINUING OPERATIONS
  BEFORE INCOME TAXES                    $136           $536          $(34)           $638
===========================================================================================

     In December 1998, the board of directors approved a plan to close certain facilities, exit nonstrategic businesses and reduce the current work force. The company recorded pretax restructuring charges and other unusual items of $625 million ($446 million aftertax) to cover the costs associated with these actions. Approximately 1,700 jobs are expected to be eliminated by these actions by the end of 1999. Included in these actions are approximately 240 positions that had been part of the 1996 restructuring plan. The affected employees are entitled to receive severance benefits based on established severance policies or by governmentally mandated employment regulations. The charges also reflect pretax amounts for asset impairments, primarily for property, plant and equipment; intangible assets; and certain investments, totaling
$214 million. The asset impairments were recorded primarily because of the company's decision to sell certain nonstrategic businesses. As a result, the net assets of these businesses have been classified as assets held for sale and are carried at their net realizable value, estimated to be approximately $51 million ($33 million in the Agricultural Products segment, $15 million in the Nutrition and Consumer Products segment and $3 million in the Corporate and Other segment). These businesses are expected to be sold by the end of 1999. They produced net income of $2 million in 1998, a net loss of $12 million in 1997, and a net loss of $26 million in 1996. The aftertax effect of suspending depreciation on assets held for sale was not material. Other impairment charges totaling $40 million were recorded because of management's decision to exit certain long-term investments. Fair values of the impaired assets and the businesses held for sale were recorded at their current market values or on estimated sale proceeds, based on either discounted cash flows or sales contracts. The December restructuring amounts also included pretax charges of $286 million for the shutdown or rationalization of certain production and administrative facilities. Charges for these shutdowns included $63 million for property, plant and equipment, $117 million for intangible assets, $29 million for miscellaneous investments, and $23 million for inventories. Leasehold termination costs of $18 million are also included in the shutdown charges. The closure or rationalization of these facilities is expected to be completed by the end of 1999.

    In May 1998, the board of directors approved a decision to exit Monsanto's optical products business, which included the Orcolite and Diamonex optical products businesses and the Diamonex performance products business, and recorded net pretax charges of $48 million ($34 million aftertax). Monsanto recognized a $20 million pretax gain on the sale of the Orcolite business and recorded pretax charges of $68 million for the rationalization of the Diamonex businesses, primarily for severance costs and the write-off of manufacturing facilities and intangible assets. In connection with the shutdown of the Diamonex businesses approximately 200 jobs were eliminated at a total cost of $6 million. These work force reductions were completed (including payment of severance) by Dec. 31, 1998. Net income generated by the optical products businesses in 1998, 1997 and 1996 totaled $2 million, $5 million and $2 million, respectively. Also during the second quarter of 1998, Monsanto recognized a pretax gain of $35 million ($21 million aftertax) from the reversal of a restructuring reserve that was no longer needed because of a decision not to rationalize a European pharmaceutical production facility. There were approximately 70 jobs scheduled to be eliminated as part of this rationalization plan. The decision was driven by changes in the business and regulatory environment and successes in the R&D pipeline.

                                       1998 Monsanto Annual Report  49

------------------------------------------------------------------------

     In December 1996, the company recorded pretax restructuring charges and other unusual items related to continuing operations of $376 million ($257 million aftertax) to cover the closure or rationalization of certain facilities, asset write-offs, and work force reductions. The 1996 net restructuring and unusual charges were recorded in the Statement of Consolidated Income (Loss) in the following categories:

                                                       FACILITY
                                                       CLOSURES
                                      WORK FORCE      AND ASSET          OTHER
                                      REDUCTIONS    IMPAIRMENTS          COSTS        TOTAL
--------------------------------------------------------------------------------------------
Cost of goods sold                                         $ 28                        $ 28
Amortization and adjustment
  of intangible assets                                       23                          23
Restructuring and
  special charges                           $255             57           $ 44          356
Other expense (income) -- net                                              (31)         (31)
--------------------------------------------------------------------------------------------
TOTAL DECREASE IN INCOME FROM
  CONTINUING OPERATIONS
  BEFORE INCOME TAXES                       $255           $108           $ 13         $376
============================================================================================

     Approximately 1,520 jobs were expected to be eliminated by these actions. The affected employees were entitled to receive severance benefits based on established severance policies or by governmentally mandated employment regulations. As of June 30 ,1998, the company had eliminated approximately 1,020 jobs associated with these actions. In addition, approximately 140 jobs to be eliminated in the original plan were accomplished through attrition, business divestitures, employee outsourcing arrangements, or normal retirements. The original plan approved by the board of directors called for completion of substantially all of the work force reductions during 1998. However, implementation of the plan was delayed during 1998 due to the contemplated merger between the company and American Home Products Corp.
(AHP), which was announced on June 1, 1998. The anticipated organizational changes required to integrate these two companies caused management to delay the timing of the original 1996 plan. Following the termination of the proposed merger agreement with AHP on Oct. 13, 1998, management reconsidered the remaining actions originally contemplated in the December 1996 plan, and resumed implementation of the plan with approximately 240 jobs to be eliminated by the end of 1999. Included in the shutdown charges for 1996 were asset impairments of $40 million for property, plant and equipment, and leasehold termination costs of $8 million. Pretax charges for asset impairments of $51 million were related to write-offs for intangible assets for products no longer marketed and for certain rights to production capacity that will not be used. Assets were written down to their estimated fair values, using appropriate discounted cash flows and appropriate discount rates.

     Activity in the restructuring and other expense reserve balances were as follows:

                                                       FACILITY
                                                       CLOSURES
                                      WORK FORCE      AND ASSET          OTHER
                                      REDUCTIONS    IMPAIRMENTS          COSTS        TOTAL
--------------------------------------------------------------------------------------------
Reserve balance
  as of Jan. 1, 1996                       $ 141          $  52                       $ 193
Establishment of reserves,
  net of reversals                           255            108           $ 13          376
Write-offs of assets
  against reserves                                         (128)            31          (97)
Costs charged
  against reserves                           (12)                                       (12)
--------------------------------------------------------------------------------------------
Reserve balance
  as of Dec. 31, 1996                        384             32             44          460
Costs charged
  against reserves                          (168)           (28)           (29)        (225)
--------------------------------------------------------------------------------------------
Reserve balance
  as of Dec. 31, 1997                        216              4             15          235
Establishment of reserves,
  and special charges,
  net of reversals                           136            536            (34)         638
Write-offs of assets
  against reserves                                         (475)            34         (441)
Costs charged
  against reserves                          (133)                           (4)        (137)
--------------------------------------------------------------------------------------------
RESERVE BALANCE
  AS OF DEC. 31, 1998                      $ 219          $  65           $ 11        $ 295
============================================================================================

     The restructuring and special charges established in 1998 and 1996 were based on estimates prepared at the time the actions were approved by the board of directors. Management believes that the balance of these reserves as of Dec. 31, 1998, is adequate for completion of the actions. In December 1996, $21 million of restructuring reserves were reversed due to the successful completion of actions at costs less than originally estimated. In May 1998, $35 million of restructuring reserves were reversed because of a decision not to rationalize a European pharmaceutical production facility. In December 1998, $33 million of restructuring reserves were reversed due to changes in estimates in the fourth quarter of 1998. These reversals have been reported as a reduction to the new reserves established in each year.


50  1998 Monsanto Annual Report

----------------------------------------------------------------------------

DEPRECIATION AND AMORTIZATION

                                        ------
                                         1998           1997           1996
----------------------------------------------------------------------------
Depreciation                             $335           $299           $276
Amortization of intangible assets         270            173            128
Obsolescence                               31             15             19
----------------------------------------------------------------------------
TOTAL                                    $636           $487           $423
============================================================================

     Property, plant and equipment is recorded at cost. The cost of plant and equipment is depreciated over weighted average periods of 18 years for buildings and 10 years for machinery and equipment, by the straight-line method. Intangible assets are recorded at cost less accumulated amortization.

     Total amortization and adjustment of intangible assets reflected in the Statement of Consolidated Income (Loss) includes $217 million of charges for asset impairments in 1998 and $23 million of charges for asset impairments in 1996.

     The components of intangible assets were:

                                            --------
                                               1998              1997
----------------------------------------------------------------------
Goodwill                                     $5,102            $1,835
Patents and other intangible assets             945             1,002
----------------------------------------------------------------------
TOTAL                                        $6,047            $2,837
======================================================================

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

INVESTMENTS

Certain investments in equity securities, other than investments in equity affiliates, are classified as available-for-sale securities, and are recorded at their market values. When a decline in market value is deemed other than temporary, the reduction to the investment in a security is charged to expense. As of Dec. 31, these equity securities were detailed as follows:

                                               ------
                                               1998        1997
-----------------------------------------------------------------
Aggregate fair value                            $75         $72
Gross unrealized holding:
  Gains                                          36          27
  Losses                                         14          20
-----------------------------------------------------------------

     Debt securities held are recorded at amortized cost, because the company has the ability and intent to hold these securities to their maturity date. These securities mature in less than five years. As of Dec. 31, 1998 and 1997, the total amortized cost of these securities was $90 million and $116 million, respectively.

NVENTORIES

Inventories are stated at lower of cost or market. Actual cost is used to value raw materials and supplies. Standard cost, which approximates actual cost, is used to value finished goods and goods in process. Standard cost includes direct labor and raw materials, and manufacturing overhead based on practical capacity. The cost of certain inventories (33 percent as of Dec. 31, 1998) is determined by using the last-in, first-out (LIFO) method, which generally reflects the effects of inflation or deflation on cost of goods sold sooner than other inventory cost methods do. The cost of other inventories generally is determined by the first-in, first-out (FIFO) method. Inventories at FIFO approximate current cost.

     The components of inventories were:

                                         --------
                                            1998           1997
----------------------------------------------------------------
Finished goods                            $1,179         $  762
Goods in process                             561            265
Raw materials and supplies                   298            390
----------------------------------------------------------------
Inventories, at FIFO cost                  2,038          1,417
Excess of FIFO over LIFO cost                (34)           (43)
----------------------------------------------------------------
TOTAL                                     $2,004         $1,374
================================================================

     Commodity futures and options contracts are used to hedge the price volatility of certain commodities, primarily soybeans and corn. This hedging activity is intended to manage the price paid to production growers for corn and soybean seeds. Gains and losses on contracts that are designated and effective as hedges are deferred and are included in cost of goods sold when the underlying seeds are sold. As of Dec. 31, 1998, Monsanto had futures contracts to purchase $173 million of corn and soybeans.

INCOME TAXES

The components of income (loss) from continuing operations before income taxes were:

                                         -------
                                           1998            1997           1996
-------------------------------------------------------------------------------
United States                             $(149)           $(55)          $313
Outside United States                       (94)            421            240
-------------------------------------------------------------------------------
TOTAL                                     $(243)           $366           $553
===============================================================================

     The components of income tax expense charged to operations were:

                                          -------
                                            1998           1997           1996
-------------------------------------------------------------------------------
Current:
  U.S. federal                             $ 278          $ 138           $ 42
  U.S. state                                  31             20             14
  Outside United States                       16            124             91
-------------------------------------------------------------------------------
                                             325            282            147
-------------------------------------------------------------------------------
Deferred:
  U.S. federal                              (301)          (194)            10
  U.S. state                                 (10)           (17)            (6)
  Outside United States                       (7)             1            (11)
-------------------------------------------------------------------------------
                                            (318)          (210)            (7)
-------------------------------------------------------------------------------
TOTAL                                      $   7          $  72           $140
===============================================================================


                                       1998 Monsanto Annual Report  51

--------------------------------------------------------------------

     Factors causing Monsanto's income taxes to differ from the U.S. federal statutory rate were:

                                                       ------
                                                        1998           1997           1996
-------------------------------------------------------------------------------------------
U.S. federal statutory rate                             $(85)          $128           $194
U.S. export earnings                                     (29)           (26)           (32)
Puerto Rican operations                                  (16)           (14)           (20)
U.S. R&D tax credit                                      (35)           (25)            (8)
Higher (lower) rates outside the United States            42            (12)            (5)
Nondeductible goodwill                                    40             11             12
Other nondeductible expenses                               6              4              6
Valuation allowances                                                    (15)            (8)
Acquired in-process R&D                                   71             25
Equity income                                              5             (6)            13
Other                                                      8              2            (12)
-------------------------------------------------------------------------------------------
INCOME TAXES                                             $ 7           $ 72           $140
===========================================================================================

     Deferred income tax balances were related to:

                                                                     -------
                                                                       1998           1997
-------------------------------------------------------------------------------------------
Property                                                              $(286)         $(180)
Pension and postretirement benefits                                     267            231
Restructuring reserves                                                  232             71
Inventories                                                              86              6
Net operating tax loss and tax credit carryforwards                     282            138
Acquired in-process R&D                                                 233            207
Other                                                                    14            (53)
Valuation allowances                                                    (13)           (22)
-------------------------------------------------------------------------------------------
NET DEFERRED TAX ASSETS                                               $ 815          $ 398
===========================================================================================

     Deferred tax balances were:

                                                                      ------
                                                                       1998           1997
-------------------------------------------------------------------------------------------
Deferred tax assets                                                    $892           $495
Deferred tax liabilities                                                 77             97
-------------------------------------------------------------------------------------------
NET DEFERRED TAX ASSETS                                                $815           $398
===========================================================================================

     The change in valuation allowances in 1998 was primarily related to the utilization of the state net operating loss carryforwards. As of Dec. 31, 1998, Monsanto had available approximately $400 million in remaining net operating loss carryforwards in the United States. These expire from 1999 through 2012. As of Dec. 31, 1998, Monsanto also had available roughly $110 million in remaining net operating loss carryforwards outside the United States, which do not expire.

     Income taxes and remittance taxes have not been recorded on $1.4 billion in undistributed earnings of subsidiaries, either because any taxes on dividends would be offset substantially by foreign tax credits or because Monsanto intends to reinvest those earnings indefinitely. It is not practical to estimate the income tax liability that might be incurred if such earnings were remitted to the United States.

SHORT-TERM DEBT AND CREDIT ARRANGEMENTS

Short-term debt was:

                                                        --------
                                                           1998           1997
-------------------------------------------------------------------------------
Notes payable to banks                                   $  328         $  312
Commercial paper                                            541          1,200
Bank overdrafts                                             134            126
Current portion of long-term debt                            66             88
-------------------------------------------------------------------------------
TOTAL                                                    $1,069         $1,726
===============================================================================

Weighted average interest rates of notes payable
 as of Dec. 31:
  Banks<F1>                                                 9.5%           8.5%
  Commercial paper                                          5.3%           5.9%
-------------------------------------------------------------------------------

<F1> Includes the effect of notes in certain countries that have interest rates higher than those in the United States.

     Monsanto had aggregate short-term loan facilities of $533 million, under which loans totaling $328 million were outstanding as of Dec. 31, 1998. Interest on these loans is related to various bank rates. Monsanto has a $1.0 billion credit facility, expiring in 2001, that allows the company to request that lenders increase their commitments up to an aggregate of $1.6 billion. In November 1998, Monsanto entered into a $2.0 billion, 364-day credit facility. There were no borrowings under these credit facilities as of Dec. 31, 1998. These facilities are used to support the issuance of commercial paper. Interest on amounts borrowed under these agreements is expected to be at money market rates. Covenants under these credit facilities restrict maximum borrowings. The company does not anticipate that future borrowings will be limited by the terms of these agreements.

LONG-TERM DEBT

Long-term debt (exclusive of current maturities) was:

                                                                 --------
                                                                    1998              1997
-------------------------------------------------------------------------------------------
Industrial revenue bond obligations,
  5.5% average rate at Dec. 31, 1998,
  due 1999 to 2028                                                $  337            $  338
Medium-term notes, 7.5% average rate
  at Dec. 31, 1998, due 2000 to 2005                                 165                90
Commercial paper                                                   1,000               625
6% notes due 2000                                                    150               150
7.09% and 8.13% amortizing ESOP<F1>
  notes and debentures due 2000 and
  2006, guaranteed by the company                                     91               101
5 3/8% notes due 2001                                                498
Adjustable conversion-rate equity security units due 2003            700
Variable-rate notes due 2003                                         575
5.75% notes due 2005                                                 596
5 7/8% notes due 2008                                                199
8 7/8% debentures due 2009                                            99                99
5.6% yen note due 2016                                                86                77
6.5% debentures due 2018                                             496
8.7% debentures due 2021                                             100               100
8.2% debentures due 2025                                             150               150
6.75% debentures due 2027                                            198               198
6.6% debentures due 2028                                             694
Other                                                                125                51
-------------------------------------------------------------------------------------------
TOTAL                                                             $6,259            $1,979
===========================================================================================

<F1> ESOP stands for employee stock ownership plan.

52  1998 Monsanto Annual Report

------------------------------------------------------------------------

     Maturities and sinking-fund requirements on long-term debt, excluding commercial paper, are $66 million in 1999, $208 million in 2000, $561 million in 2001, $92 million in 2002, and $1.3 billion in 2003. The weighted average maturity of long-term debt as of Dec. 31, 1998, was approximately 11 years.

     Commercial paper balances of $1.0 billion and $625 million as of Dec. 31, 1998 and 1997, respectively, were classified as long-term debt. Monsanto has the ability and intent to renew these obligations beyond 1999.

     In November 1998, the company issued 17,500,000 units of 6.5 percent Adjustable Conversion-rate Equity Security (ACES) units at a stated value of $40 per unit, for an aggregate initial offering price of $700 million. Each unit consists of a purchase contract for the company's common stock and a junior subordinated deferrable debenture. Under the purchase contracts, in November 2001, the unit holders will purchase for $40 not more than one share and not less than 0.8197 of one share of the company's common stock per unit, depending on the average trading price of the common stock during a specified period in November 2001. In addition, the company pays quarterly deferrable contract fees to the unit holders at 0.55 percent of the stated amount. The junior subordinated deferrable debentures have a principal amount equal to the stated amount of the units and an interest rate of 5.95 percent. They mature in 2003.

     Interest-rate swap agreements are used to reduce interest rate risks and to manage interest expense. By entering into these agreements, the company changes the fixed/variable interest-rate mix of its debt portfolio. As of Dec. 31, 1998, Monsanto was party to interest-rate swap agreements with an aggregate notional principal amount of $145 million related to existing debt. The agreements effectively convert floating-rate debt into fixed-rate debt. This reduces the company's risk of incurring higher interest costs in periods of rising interest rates. Monsanto is subject to loss if the counterparties to these agreements do not perform. Interest differentials to be paid or received because of swap agreements are reflected as an adjustment to interest expense over the related debt period.


FAIR VALUES OF FINANCIAL INSTRUMENTS

The estimated fair values of Monsanto's financial instruments were:

                                       -------------------------
                                                   1998                          1997
                                       -------------------------------------------------------
                                        Recorded           Fair       Recorded           Fair
                                          Amount          Value         Amount          Value
----------------------------------------------------------------------------------------------
Long-term debt                            $6,259         $6,579         $1,979         $2,053
----------------------------------------------------------------------------------------------

     The recorded amounts of cash, trade receivables, investments in securities, discounted receivables, third-party guarantees, commodity futures contracts, currency forward contracts and swaps, accounts payable, interest-rate swaps, and short-term debt approximate their fair values.

     Fair values are estimated by the use of quoted market prices, estimates obtained from brokers, and other appropriate valuation techniques based on information available as of year-end. The fair-value estimates do not necessarily reflect the values Monsanto could realize in the current market.

POSTRETIREMENT BENEFITS -- PENSIONS

Most Monsanto employees are covered by noncontributory pension plans. The components of pension cost were:

                                                   -------
                                                     1998              1997              1996<F1>
-------------------------------------------------------------------------------------------------
Service cost for benefits earned during the year    $  58             $  61             $  83
Interest cost on benefit obligation                   170               148               287
Assumed return on plan assets                        (156)             (167)             (322)
Amortization of unrecognized net loss                  22                13                 9
-------------------------------------------------------------------------------------------------
TOTAL                                               $  94             $  55             $  57
=================================================================================================
Continuing operations                               $  94             $  55             $  54
Discontinued operations                                                                     3
-------------------------------------------------------------------------------------------------
TOTAL                                               $  94             $  55             $  57
=================================================================================================

<F1> In connection with the spinoff of the company's chemical businesses as Solutia Inc., Solutia assumed the pension liabilities and received related assets for its active employees and for certain former employees of the chemical businesses. The components of pension cost for 1996 have not been restated for amounts related to continuing and discontinued operations as no detailed information was available.

     Pension benefits are based on an employee's years of service and/or compensation level. Pension plans are funded in accordance with the company's long-range projections of the plans' financial conditions. These projections take into account benefits earned and expected to be earned, anticipated returns on pension plan assets, and income tax and other regulations.

                                       1998 Monsanto Annual Report  53

------------------------------------------------------------------------

     Pension costs were determined through the use of the preceding year-end rate assumptions. Assumptions used as of Dec. 31 for the principal plans were:

                                                   ------
                                                    1998           1997           1996
----------------------------------------------------------------------------------------
Discount rate                                       6.75%          7.00%          7.50%
Assumed long-term rate of
  return on plan assets                             9.50%          9.50%          9.50%
Annual rates of salary increase (for plans that
  base benefits on final compensation level)        4.00%          4.00%          4.50%
----------------------------------------------------------------------------------------

     The funded status of Monsanto's pension plans at year-end was:

                                                       ---------
                                                           1998              1997
----------------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year                 $ 2,483           $ 4,026
Service cost                                                 58                61
Interest cost                                               170               148
Amendments                                                   11                77
Actuarial loss                                              146               376
Acquisitions/divestitures                                     9            (1,759)
Benefits paid                                              (222)             (446)
----------------------------------------------------------------------------------
Benefit obligation at end of year                         2,655             2,483
----------------------------------------------------------------------------------
CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of year            2,029             3,817
Actual return on plan assets                                310               350
Employer contributions                                       17                (3)
Plan participants' contributions                              3                 3
Acquisitions/divestitures                                     9            (1,603)
Fair value of benefits paid                                (222)             (535)
----------------------------------------------------------------------------------
Plan assets at end of year                                2,146             2,029
----------------------------------------------------------------------------------
Unfunded status                                             509               454
Unrecognized initial net gain                                15                27
Unrecognized prior service cost                             (94)             (106)
Unrecognized subsequent loss                                (22)              (70)
----------------------------------------------------------------------------------
ACCRUED NET PENSION LIABILITY                           $   408           $   305
==================================================================================

     Amounts recognized in the Statement of Consolidated Financial
Position were:

                                                          ------
                                                           1998              1997
----------------------------------------------------------------------------------
Postretirement liabilities:
  Accrued pension liability                                $433              $357
  Additional minimum pension liability                       61                33
Other assets                                                (25)              (52)
Intangible asset                                            (10)               (6)
Accumulated other comprehensive loss                        (51)              (27)
----------------------------------------------------------------------------------
ACCRUED NET PENSION LIABILITY                              $408              $305
==================================================================================

     As a result of employment reductions from the 1996 restructuring program, $36 million of restructuring reserves was transferred to accrued net pension liability during 1997.

     The accumulated benefit obligation (ABO) and fair value of plan assets for pension plans with ABOs in excess of plan assets were $1.9 billion and $1.6 billion, respectively, as of Dec. 31, 1998; and $1.8 billion and $1.6 billion, respectively, as of Dec. 31, 1997. Plan assets consist principally of common stocks and U.S. government and corporate obligations. Contributions to qualified plans were neither required nor made in 1998, 1997 and 1996 because the company's principal pension plans are adequately funded, based on the indicated assumed returns.

POSTRETIREMENT BENEFITS -- HEALTH CARE AND OTHER

Monsanto provides certain health care and life insurance benefits for retired employees. Substantially all of Monsanto's regular, full-time U.S. employees and certain employees in other countries may become eligible for these benefits if they reach retirement age while employed by Monsanto. These postretirement benefits are unfunded and generally are based on employees' years of service and/or compensation levels. The costs of postretirement benefits are accrued by the date the employees become eligible for the benefits.

     The components of the cost of these postretirement benefits, principally health care and life insurance, were:

                                                       ------
                                                        1998           1997           1996<F1>
-----------------------------------------------------------------------------------------------
Service cost for benefits earned during the year        $ 13           $ 10           $ 25
Interest cost on benefit obligation                       27             27             88
Amortization of unrecognized net (gain) loss              (1)            (3)             2
-----------------------------------------------------------------------------------------------
TOTAL                                                   $ 39           $ 34           $115
===============================================================================================
Continuing operations                                   $ 39           $ 34           $ 33
Discontinued operations                                                                 82
-----------------------------------------------------------------------------------------------
TOTAL                                                   $ 39           $ 34           $115
===============================================================================================

<F1> In connection with the spinoff of the company's chemical businesses as Solutia Inc., Solutia assumed the postretirement benefit liabilities for its active employees and for former employees who last worked at a chemical facility. The components of the cost of postretirement benefits for 1996 have not been restated for amounts related to continuing and discontinued operations as no detailed information was available.

     Postretirement costs were determined by using the preceding year-end rate assumptions. Assumptions used as of Dec. 31 for the principal plans were:

                                                      -------
                                                       1998           1997           1996
-------------------------------------------------------------------------------------------
Discount rate                                          6.75%          7.00%          7.50%
Initial trend rate for health care costs<F1>           5.75%          7.00%          8.00%
Ultimate trend rate for health care costs              4.75%          5.00%          5.00%
-------------------------------------------------------------------------------------------

<F1> The initial trend rate for health care costs declines by 1 percent per year, to 4.75 percent for years after the year 1999.

     A 1 percent increase in the assumed trend rate for health care costs would have increased the cost of 1998 postretirement health care benefits by $1 million and the accumulated postretirement benefit obligation by $15 million as of Dec. 31, 1998. A 1 percent decrease in the assumed trend rate for health care costs would have decreased the cost of 1998 postretirement health care benefits by $1 million and the accumulated postretirement benefit obligation by $16 million as of Dec. 31, 1998.

54  1998 Monsanto Annual Report

-----------------------------------------------------------------------

     As of Dec. 31, the status of Monsanto's postretirement health care and life insurance benefit plans and of its employee disability benefit plans was:

                                                                ------
                                                                 1998              1997
----------------------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year                          $383            $1,249
Service cost                                                       13                10
Interest cost                                                      27                27
Actuarial (gain)/loss                                               6                (1)
Acquisitions/divestitures                                                          (830)
Benefits paid                                                     (26)              (72)
----------------------------------------------------------------------------------------
Benefit obligation at end of year                                 403               383
----------------------------------------------------------------------------------------
Unfunded status                                                   403               383
Unrecognized prior service cost                                    10                12
Unrecognized subsequent loss                                      (31)              (26)
----------------------------------------------------------------------------------------
ACCRUED POSTRETIREMENT LIABILITY                                 $382            $  369
========================================================================================

     Amounts recognized in the Statement of Consolidated Financial
Position were:

                                                                ------
                                                                 1998              1997
----------------------------------------------------------------------------------------
Miscellaneous accruals                                           $ 28              $ 24
Postretirement liabilities                                        354               345
----------------------------------------------------------------------------------------
Accrued postretirement liability                                 $382              $369
----------------------------------------------------------------------------------------

     The assumptions used to compute the accumulated benefit obligation of the principal plans were changed as of Dec. 31, 1997. That resulted in a decrease of approximately $26 million in the accrued postretirement liability.

EMPLOYEE SAVINGS PLANS

For some company employee savings plans, employee contributions are matched in part by Monsanto. The value of the company's contributions to such plans was $45 million in 1998, $39 million in 1997, and $30 million in 1996.

     Monsanto has established an Employee Stock Ownership Plan (ESOP), which held 14.7 million shares of Monsanto common stock as of Dec. 31, 1998. At its inception, the ESOP acquired shares by using proceeds from the issuance of long-term notes and debentures guaranteed by Monsanto, and the ESOP also borrowed $50 million from Monsanto. A portion of the ESOP shares are allocated each year to employee savings accounts as matching contributions. Also, in 1998, a portion of the ESOP shares were allocated to employees in connection with a change in vacation policy. In 1998, 944,215 shares were allocated to participants under the plan, leaving 9.2 million unallocated shares as of Dec. 31, 1998. Unallocated shares held by the ESOP are considered outstanding for earnings-per-share calculations. Compensation expense is equal to the cost of the shares allocated to participants, less cash dividends paid on the shares held by the ESOP. Dividends on the common stock owned by the ESOP are used to repay the ESOP borrowings, which were $129 million as of Dec. 31, 1998.


     In September 1997, the ESOP received Solutia shares in connection with the spinoff of the company's chemical businesses. These shares were exchanged for Monsanto shares.

                                                 ------
                                                  1998              1997           1996
----------------------------------------------------------------------------------------
Total ESOP expense                                 $21               $18            $14
Interest portion of total ESOP expense              10                12             12
Cash contribution                                   14                 6             16
Dividends paid on ESOP shares held                   2                 8             11
----------------------------------------------------------------------------------------

STOCK OPTION PLANS
------------------------------------------------------------------------

The company grants stock options under two fixed plans. Under the company's Management Incentive Plan of 1996, the company may grant key officers and management employees stock-based awards, including stock options, of up to 71.6 million shares of common stock. Under this plan, the exercise price of each option equals not less than the market price of the company's stock on the date of grant. An option's maximum term is 10 years. Options are granted at the discretion of the board of directors' people committee or its delegate. Options generally vest upon the achievement of business performance targets or the ninth anniversary of the option grant date, whichever comes first. Certain options granted to senior management vest upon the attainment of pre-established prices within specified time periods. Under the company's Shared Success Stock Option Plan, most regular full-time and regular part-time employees of the company were granted options on 200 shares of common stock in 1996, 330 shares in 1997, and 500 shares in 1998. The maximum number of shares for which stock options may be granted under this plan is 26.8 million. The exercise price of each option is determined by the committee and generally equals the market price of the company's stock on the date of grant. An option's maximum term is 10 years.

     As permitted by Statement of Financial Accounting Standards
No. 123, "Accounting for Stock-Based Compensation," (FAS 123), the company has elected to continue following the guidance of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," for measurement and recognition of stock-based transactions with employees. Accordingly, no compensation cost has been recognized for the company's option plans. Had the determination of compensation cost for these plans been based on the fair value at the grant dates for awards under these plans, consistent with the method of FAS 123, the company's income (loss) from continuing operations and earnings (loss) per share from continuing operations would have been reduced to the pro forma amounts indicated below:

                                              --------
                                                 1998               1997           1996
----------------------------------------------------------------------------------------
Income (loss) from continuing operations:
    As reported                                $ (250)             $ 294          $ 413
    Pro forma                                    (458)               206            331

Earnings (loss) per share --
  continuing operations:
    As reported                                $(0.41)             $0.48          $0.69
    Pro forma                                   (0.75)              0.34           0.57
----------------------------------------------------------------------------------------

     The pro forma compensation expense may not be representative of pro forma compensation expense that would be incurred in future years.

                                       1998 Monsanto Annual Report  55

------------------------------------------------------------------------

     In computing the pro forma compensation expense, the fair value of each option grant was estimated on the date of grant by using the Black-Scholes option-pricing model. The following weighted-average assumptions were used for grants:

                                         -------
                                          1998          1997          1996
----------------------------------------------------------------------------
Expected dividend yield                   0.25%         0.29%          1.5%
Expected volatility                      30.0 %        27.0 %         25.0%
Risk-free interest rates                  5.6 %         6.4 %          6.0%
Expected option lives (years)             4.0           4.3            4.0
----------------------------------------------------------------------------

     A summary of the status of the company's stock option plans for the three-year period ended Dec. 31, 1998, follows:

                                                                     OUTSTANDING
                                                          ---------------------------------
                                     EXERCISABLE                          WEIGHTED-AVERAGE
                                          SHARES               SHARES       EXERCISE PRICE
-------------------------------------------------------------------------------------------
DEC. 31, 1995                         45,383,790           55,269,310               $12.63
-------------------------------------------------------------------------------------------
1996:
  Granted                                                  25,004,150                33.38
  Exercised                                               (16,327,617)               11.93
  Expired                                                    (801,605)               22.59
-------------------------------------------------------------------------------------------
DEC. 31, 1996                         38,362,943           63,144,238               $20.90
-------------------------------------------------------------------------------------------
1997:
  Granted                                                  27,740,275                37.98
  Exercised                                               (12,002,286)               13.64
  Expired                                                  (3,476,815)               34.71
-------------------------------------------------------------------------------------------
DEC. 31, 1997                         45,257,512           75,405,412               $25.22
-------------------------------------------------------------------------------------------
1998:
  Granted                                                  42,132,104                50.23
  Exercised                                               (10,770,147)               17.76
  Expired                                                  (2,932,138)               45.38
-------------------------------------------------------------------------------------------
DEC. 31, 1998                         51,055,016          103,835,231               $26.21
===========================================================================================

     The weighted-average fair values of options granted during 1998, 1997 and 1996, were $16.51, $10.01 and $8.86, respectively.

     The following table summarizes information about stock options outstanding as of Dec. 31, 1998:

OPTIONS OUTSTANDING

                                               WEIGHTED-AVERAGE
                                                      REMAINING         WEIGHTED-
RANGE OF                                       CONTRACTUAL LIFE           AVERAGE
EXERCISE PRICES                     SHARES            (IN YEARS)   EXERCISE PRICE
----------------------------------------------------------------------------------
$ 7.00 to  9.99                  6,206,664                  4.0            $ 9.31
 10.00 to 14.99                 40,260,354                  7.5             12.32
 15.00 to 19.99                    329,343                  6.5             16.78
 20.00 to 29.99                  8,773,867                  7.2             26.24
 30.00 to 39.99                 31,182,304                  7.9             34.18
 40.00 to 54.99                 13,544,604                  9.0             49.01
 55.00 to 80.00                  3,538,095                  9.5             57.26
----------------------------------------------------------------------------------
$ 7.00 to 80.00                103,835,231                  8.1            $26.21
==================================================================================

OPTIONS EXERCISABLE

                                                                        WEIGHTED-
RANGE OF                                                                  AVERAGE
EXERCISE PRICES                                          SHARES    EXERCISE PRICE
----------------------------------------------------------------------------------
$ 7.00 to  9.99                                       6,206,664            $ 9.31
 10.00 to 14.99                                      14,253,619             13.32
 15.00 to 19.99                                         319,343             16.72
 20.00 to 29.99                                       4,442,467             24.90
 30.00 to 39.99                                      22,975,859             34.32
 40.00 to 55.00                                       2,857,064             43.66
----------------------------------------------------------------------------------
$ 7.00 to 55.00                                      51,055,016            $25.01
==================================================================================

EARNINGS PER SHARE

Basic earnings (loss) per share from continuing operations were computed using the weighted average number of common shares outstanding each year (603.5 million in 1998, 590.2 million in 1997, and 581.2 million in 1996). In 1998, 23.5 million dilutive common share equivalents were not included in computing the diluted per share amounts because Monsanto recognized a loss from continuing operations. The computation of diluted earnings per share from continuing operations in 1997 and 1996 took into account the effect of dilutive common share equivalents totaling 20.3 million in 1997 and 17.7 million in 1996. Dilutive common share equivalents consisted of outstanding stock options. Other common share equivalents also were not included in the computation of 1998 diluted loss per share because the effect of their exercise or conversion is not dilutive, when based on the average market price of Monsanto common stock for the period. These included approximately 103.8 million of outstanding stock options and 17.5 million shares of common stock to be issued under the ACES described in the Long-Term Debt note. These options and ACES units expire from 2002 through 2008.

CAPITAL STOCK

In January 1990, the company's board of directors declared a dividend of one preferred stock purchase right on each then-outstanding share of the company's common stock. If a person or group acquires beneficial ownership of 20 percent or more, or announces a tender offer that would result in beneficial ownership of 20 percent or more of the company's outstanding common stock, the rights become exercisable. As a result of two subsequent stock splits, for every 10 rights held, the owner will be entitled to purchase one one-hundredth of a share of a new series of preferred stock for $450. If Monsanto is acquired in a business combination transaction while the rights are outstanding, for every 10 rights held, the holder will be entitled to purchase, for $450, common shares of the acquiring company having a market value of $900. In addition, if a person or group acquires beneficial ownership of 20 percent or more of the company's outstanding common stock, for every 10 rights held, the holder (other than such person or members of


56  1998 Monsanto Annual Report

----------------------------------------------------------------------

such group) will be entitled to purchase, for $450, a number of shares of the company's common stock having a market value of $900. Furthermore, at any time after a person or group acquires beneficial ownership of 20 percent or more (but less than 50 percent) of the company's outstanding common stock, the board of directors may, at its option, exchange part or all of the rights (other than rights held by the acquiring person or group) for shares of the company's common stock on a one-share-for-every-10-rights basis. At any time prior to the acquisition of such a 20 percent position, the company can redeem each right for $0.001. The board of directors also is authorized to reduce the aforementioned 20 percent thresholds to not less than 10 percent. The rights expire in the year 2000.

     As of Dec. 31, 1998, 120.7 million common shares were reserved for employee stock options. In November 1998, the company issued 17,500,000 units of 6.5 percent ACES at a stated value of $40 per unit. For further information, see the Long-Term Debt note.

COMMITMENTS AND CONTINGENCIES

Commitments, principally in connection with uncompleted additions to property, were approximately $51 million as of Dec. 31, 1998. Excluding the ESOP notes and debentures, Monsanto was contingently liable as a guarantor for bank loans and for discounted customers' receivables totaling approximately $158 million as of Dec. 31, 1998, and $123 million as of Dec. 31, 1997. Future minimum payments under noncancelable operating leases, unconditional inventory purchases, and R&D alliances are $117 million for 1999, $76 million for 2000, $54 million for 2001, $43 million for 2002, $16 million for 2003, and $58 million thereafter.

     The more significant concentrations in Monsanto's trade receivables at year-end were:

                                                          ------
                                                           1998           1997
-------------------------------------------------------------------------------
U.S. agricultural product distributors                     $388           $359
European agricultural product distributors                  284            203
Pharmaceutical distributors worldwide                       351            435
Customers in the former Soviet Union                        100             75
Customers in Southeast Asia                                  64             31
Customers in Latin American southern cone countries         568            340
-------------------------------------------------------------------------------

     Management does not anticipate losses on its trade receivables in excess of established allowances.

     Costs for remediation of waste disposal sites are accrued in the accounting period in which the responsibility is established and when the cost is estimable. Postclosure and remediation costs for hazardous and other waste facilities at operating locations are accrued over the estimated life of the facility as part of its anticipated closure cost. Monsanto's Statement of Consolidated Financial Position included accrued liabilities of $21 million as of Dec. 31, 1998, and $19 million as of Dec. 31, 1997, for the remediation of identified waste disposal sites.

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

     On March 20, 1998, a jury verdict was returned against Monsanto in a lawsuit filed in the California Superior Court. The lawsuit was brought by Mycogen Corp., Agrigenetics Inc., and Mycogen Plant Sciences Inc. claiming that Monsanto delayed providing access to certain gene technology under a 1989 agreement with Lubrizol Genetics Inc., a company which Mycogen Corp. subsequently purchased. The jury awarded $174.9 million in future damages. Monsanto has filed an appeal of the verdict with the California Court of Appeals for the Fourth Judicial District. No provision has been made in Monsanto's consolidated financial statements with respect to this verdict. The company intends to vigorously pursue all available means to have this verdict set aside.

     Monsanto is a party to a number of lawsuits and claims, which it is vigorously defending. Such matters arise in the normal course of business and relate to a variety of issues. Certain of the lawsuits and claims seek damages in very large amounts or seek to restrict the company's business activities.

     Although the results of litigation cannot be predicted with certainty, management's belief is that the final outcome of such litigation will not have a material adverse effect on Monsanto's consolidated financial position, profitability or liquidity in any one year.

SUPPLEMENTAL DATA

Supplemental income statement data were:

                                                  --------
                                                     1998           1997           1996
----------------------------------------------------------------------------------------
Rent expense                                       $  113         $  130           $111
========================================================================================
Technological expenses:
  Research and development                         $1,263         $  939           $647
  Engineering, commercial development
    and patent                                         95            105             55
----------------------------------------------------------------------------------------
Total technological expenses                       $1,358         $1,044           $702
========================================================================================
Interest expense:
  Total interest cost                              $  327         $  184           $128
  Less capitalized interest                           (15)           (14)            (9)
----------------------------------------------------------------------------------------
Net interest expense                               $  312         $  170           $119
========================================================================================
Currency losses including equity in affiliates'
  currency gains and losses                        $   24         $   68           $  6
========================================================================================

SEGMENT INFORMATION

Certain segment data and geographic data for 1998, 1997 and 1996 that appear on pages 30 and 31 are integral parts of the accompanying financial statements. The company's principal product lines are discussed in the segment data.

                                       1998 Monsanto Annual Report  57

Disclosure of FORWARD-LOOKING STATEMENTS
-----------------------------------------------------------------------

Under the Private Securities Litigation Reform Act of 1995, companies are provided with a "safe harbor" for making forward-looking statements about the potential risks and rewards of their strategies. Monsanto believes it's in the best interest of its shareowners to use these provisions in discussing future events. Forward-looking statements include Monsanto's plans for growth; the potential for the development, regulatory approval and public acceptance of new products; and other factors that could affect Monsanto's future operations or financial position. Such statements often include the words "believes," "expects," "anticipates," "intends," "plans," "estimates," or similar expressions.

     Monsanto's ability to achieve its goals depends on many known and unknown risks and uncertainties, including changes in general economic and business conditions. These factors could cause the anticipated performance and results of the company to differ materially from those described or implied in forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below.

FACTORS AFFECTING THE AGRICULTURAL PRODUCTS SEGMENT

GENERIC COMPETITION: The family of Roundup(R) herbicides is a major product line for Monsanto's Agricultural Products segment. These herbicides are likely to face increasing competition from generic products. Patents protecting Roundup(R) in several countries expired in 1991. Compound per se patent protection for the active ingredient in Roundup(R) herbicide expires in the United States in September 2000.

     Monsanto believes its pricing strategy will help it compensate for increased generic competition in the United States. Monsanto recently significantly reduced the price of Roundup(R) in the United States. This price elasticity strategy is expected to result in increased demand for Roundup(R) in the United States because the lower prices will make Roundup(R) more economical, encouraging both new uses of the product and expansion of the number of acres treated. Monsanto's experience in numerous markets worldwide has been that price reductions have stimulated volume growth. However, the volume increases in the other countries also may have been influenced by a variety of other factors, such as weather; the increased use of conservation tillage practices; development of other new markets or applications for Roundup(R); launch of new products including Roundup Ready(R) crops; competitive products and practices; and an increase in agricultural acres planted. Conditions, and therefore volume trends, in one country may or may not be duplicated in other world areas. As a result, Monsanto's experience with price elasticity in markets outside the United States may or may not be replicated in the United States.

     Monsanto also believes that increased volumes and technological innovations will lead to efficiencies that will reduce the production cost of glyphosate. Such cost reductions will depend on realizing such increased volumes and innovations, and securing the resources required to expand production of Roundup(R).

GOVERNMENTAL AND CONSUMER ACCEPTANCE: The commercial success of agricultural and food products developed through biotechnology will depend in part on government and public acceptance of their cultivation, distribution and consumption. Monsanto continues to work with consumers, customers and regulatory bodies to encourage understanding of nutritional and agricultural biotechnology products. However, public attitudes may be influenced by claims that genetically modified plant products are unsafe for consumption or pose unknown risks to the environment or to traditional social or economic practices. Securing governmental approvals for, and consumer confidence in, such products poses numerous challenges, particularly outside the United States. For instance, France has instituted a moratorium on the planting of certain genetically modified seeds, and consumer groups have brought lawsuits in various countries seeking to halt industry activities with respect to products developed through biotechnology. Some countries also have labeling requirements. In some markets, because these crops are not yet approved for import, growers in other countries may be restricted from introducing or selling their grain. In these cases, the grower may have to arrange to sell the grain only in the domestic market or to use the grain for feed on his or her farm. The market success of Monsanto's products developed through biotechnology could be delayed or impaired in certain geographical areas because of such factors.

TECHNOLOGICAL CHANGE AND COMPETITION: A number of companies are engaged in plant biotechnology research. Technological advances by others could render Monsanto's products less competitive. Monsanto believes that competition will intensify, not only from agricultural biotechnology firms but from major agrichemical, seed and food companies with biotechnology laboratories. Some of Monsanto's agricultural competitors have substantially greater financial, technical and marketing resources than Monsanto does.

SUCCESSFUL INTEGRATION OF RECENT TRANSACTIONS: Monsanto has made significant acquisitions, mergers and joint ventures involving seed, agricultural biotechnology and grain processing companies. These transactions are designed to strengthen Monsanto's capability to bring important new life sciences products to customers worldwide, and to contribute to the company's long-term growth. The Delta and Pine Land Co. (D&PL) transaction is subject to regulatory approval and other customary conditions. It is anticipated that the pending D&PL transaction, when final, and the recently completed acquisitions of DEKALB Genetics Corp., Plant Breeding International Cambridge, and certain international seed operations of Cargill Inc., will significantly dilute Monsanto's financial results for the next several years. Long term, Monsanto must integrate these companies into its business to realize projected synergies. It also must fit such acquisitions, mergers and joint ventures into its growth strategy to generate sufficient value to justify their cost. Mergers, acquisitions, and joint ventures also present other challenges, including geographical coordination, personnel integration, and the reconciliation of corporate cultures. This integration could cause a temporary interruption of or loss of momentum in Monsanto's business and the loss of key personnel from the acquired company. There can be no


58  1998 Monsanto Annual Report

------------------------------------------------------------------------

assurance that the diversion of management's attention to such matters or the delays or difficulties encountered in connection with integrating these operations will not have an adverse effect on Monsanto's business, results of operations, or financial condition.

PLANTING DECISIONS AND WEATHER: The company's agricultural products business is highly seasonal. It is subject to weather conditions and natural disasters that affect commodity prices, seed yields, and decisions by growers regarding purchases of seed and herbicides. Commodity prices also affect growers' decisions about the types and amounts of crops to plant. All of these factors influence sales of Monsanto's herbicide and seed products.

FACTORS AFFECTING THE PHARMACEUTICALS SEGMENT

ABILITY TO REALIZE POTENTIAL OF EXISTING PIPELINE PRODUCTS:
Pharmaceutical research and development (R&D) is subject to inherent uncertainty, difficulties and delays. These include, but are not limited to, successful completion of clinical trials and the ability to obtain regulatory approval for the compounds worldwide. Failure to receive government approvals as anticipated could preclude or substantially delay commercialization of products in the company's R&D programs.

DEVELOPMENT AND COMMERCIALIZATION OF NEW PRODUCTS: The Pharmaceuticals segment's long-term success will depend in great part on its ability to commercialize new products. Such efforts require substantial funding of R&D and launch expenses. If Monsanto is unable to earn or borrow sufficient resources to fund such expenses, its ability to develop new products will suffer. Further, the outcome of R&D is inherently difficult to predict. Anticipated results may never materialize, or they may not be promising enough. Even when new pharmaceutical products are marketed, there can be no guarantees of their commercial success. Consumer demand and competitive factors, including the availability and price of treatment alternatives, influence sales. In addition, timing is crucial. The results of R&D for new pharmaceutical products are difficult to forecast, and new products must be carefully deployed, with resources sufficient to realize the full value of the products.

PRODUCT LIABILITY AND CONSUMER ACCEPTANCE: The sale of pharmaceutical products always involves a risk of product liability claims and associated adverse publicity. Substantial damage awards for injuries allegedly caused by the use of pharmaceuticals have been made against certain companies in past years. In addition, unexpected safety or efficacy concerns can arise with respect to marketed products. Whether or not they are scientifically justified, such concerns could lead to product recalls, withdrawals, or declining sales.

COMPETITION: The pharmaceutical business is intense and highly competitive. It is characterized by rapid technological change. Depending on the product involved, competition may be encountered in price, delivery, service, performance, innovation, brand recognition and quality. Many of Monsanto's pharmaceutical competitors have greater research, financial, marketing and other resources than Monsanto does. Some of Monsanto's trademarked pharmaceutical products also face increasing pressures from producers of lower-priced generic products and from new products entering the marketplace.

PRICING: Managed care groups, health care organizations and government agencies worldwide actively seek discounts and lower prices on pharmaceutical products. Monsanto's challenge is to provide overall economic benefits to health care providers and negotiate prices for specific products that will allow it to profit at acceptable levels.

FACTORS AFFECTING THE NUTRITION AND CONSUMER PRODUCTS SEGMENT

Monsanto's Nutrition and Consumer Products segment faces many challenges similar to those faced by the Agricultural Products and Pharmaceuticals segments. These challenges include increased competition from generic substitutes for its aspartame-based tabletop and ingredient sweeteners, rapid technological changes, the ability to realize the potential of its pipeline products, the development of new products, and the ability to negotiate favorable pricing terms with its major customers. Each of these challenges is subject to risks and uncertainties comparable to those described above.

FACTORS AFFECTING ALL SEGMENTS

FINANCIAL REQUIREMENTS: Monsanto's recent and planned acquisitions will require a significant commitment of the company's financial resources. In addition, new technological innovations generally require a significant investment for R&D and product launch. Lack of funds for investment in these areas could hinder the company's ability to make technological innovations and to introduce and distribute new products. Monsanto expects to generate the required capital by maintaining the revenues of its core businesses, by seeking sufficient outside financing, and by containing costs. The company's ability to do so will depend upon a variety of specific factors listed elsewhere in this report and upon general capital market conditions.


                                       1998 Monsanto Annual Report  59

------------------------------------------------------------------------

INTELLECTUAL PROPERTY: Monsanto has devoted significant resources to obtaining and maintaining patent protection worldwide for its products. It seeks to preserve its trade secrets and to operate without infringing the proprietary rights of third parties. Monsanto's patents and trademarks are of material importance in the operation of its business, particularly in the Agricultural Products and Pharmaceuticals segments. Intellectual property positions are becoming increasingly important within the agricultural biotechnology and pharmaceutical industries, as products developed through biotechnology become a larger part of the product landscape.

     Monsanto generally relies upon patent and trademark laws worldwide to establish and maintain its proprietary rights in its technology and products. There is some uncertainty about the value of available patent protection in certain countries outside the United States. Moreover, the patent positions of biotechnology and pharmaceutical companies involve complex legal and factual questions. Rapid technological advances and the number of companies performing such research can create an uncertain environment. Patent applications in the United States are kept secret: outside the United States, patent applications are published 18 months after filing. Accordingly, competitors may be issued patents from time to time without any prior warning to the company. That could decrease the value of similar technologies under development at Monsanto. Because of this rapid pace of change, some of the company's products may unknowingly rely on key technologies developed by others. If that occurs, the company must obtain licenses to such technologies in order to continue to use them.

     Certain of Monsanto's germplasm and other genetic material, patents, and licenses are currently the subject of litigation and additional future litigation is anticipated. Although the outcome of such litigation cannot be predicted with certainty, Monsanto will continue to defend and litigate its positions vigorously. The company believes it has meritorious defenses and claims in the pending suits.

MARKETS OUTSIDE THE UNITED STATES: Sales outside the United States made up approximately 45 percent of the company's 1998 revenues and Monsanto intends to continue to actively explore international sales opportunities. Challenges the company may face in international markets include changes in foreign currency exchange rates, changes in a specific country's or region's political or economic conditions, trade protection measures, import or export licensing requirements, and unexpected changes in regulatory requirements. In particular, the decline in the value of Southeast Asia and Brazilian currencies may, if not reversed, adversely affect future income. Also, future sales may decrease because the decline in such economies could cause customers to purchase fewer goods in general, and also because imported Monsanto products could become more expensive for customers to purchase in their local currency.

JOINT VENTURES AND DIVESTITURES: The company plans to continue to frequently explore the potential benefits of possible strategic alliances, joint ventures, and divestitures. However, despite its efforts, the company may be unable to divest assets at an acceptable price or to reach agreement with third parties with whom it desires to enter into a joint venture or other alliance.

YEAR 2000 READINESS: The dates on which Monsanto believes the Year 2000
(Y2K) program will be completed are based on management's best estimates, which include numerous assumptions about future events. There can be no guarantee that these estimates will be achieved, or that there will not be a delay in, or increased costs associated with, the implementation of the Y2K program. Factors that may cause delays in the Y2K program or increased costs in connection with it include, but are not limited to, the continued availability and cost of experts trained in these areas, the ability to locate and correct all relevant computer code and embedded systems, and the success of similar programs conducted by suppliers and other third parties.


60  1998 Monsanto Annual Report

Financial SUMMARY
---------------------------------------------------------------------------------------------------------------------------------

(Dollars in millions, except per share
and share amounts)                                  1998<F1>      1997<F2>      1996<F3>     1995<F4>      1994<F5>     1993<F6>
---------------------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS
Net Sales                                        $ 8,648       $ 7,514       $ 6,348      $ 5,410       $ 4,679      $ 4,304
Income (Loss) from Continuing Operations            (250)          294           413          461           454          298
  As a Percent of Net Sales<F7>                                      4%            7%           9%           10%           7%
Income (Loss) from
  Discontinued Operations<F8>                                      176           (28)         278           168          196
Net Income (Loss)                                   (250)          470           385          739           622          494
---------------------------------------------------------------------------------------------------------------------------------
EARNINGS (LOSS) PER SHARE:
Income (Loss) from Continuing Operations         $ (0.41)      $  0.48       $  0.69      $  0.79       $  0.78      $  0.50
Net Income (Loss)                                  (0.41)         0.77          0.64         1.27          1.06         0.82
---------------------------------------------------------------------------------------------------------------------------------
YEAR-END FINANCIAL POSITION
Total Assets                                     $16,724       $10,774       $11,237      $10,731       $ 9,103      $ 8,788
Working Capital                                    2,138           727           939        1,493         1,448        1,377
---------------------------------------------------------------------------------------------------------------------------------
Property, Plant and Equipment:
  Gross                                          $ 6,022       $ 4,701       $ 4,428      $ 4,111       $ 3,748      $ 3,687
  Net                                              3,254         2,400         2,095        1,893         1,673        1,669
---------------------------------------------------------------------------------------------------------------------------------
Long-Term Debt                                   $ 6,259       $ 1,979       $ 1,608      $ 1,667       $ 1,405      $ 1,502
Shareowners' Equity                                4,986         4,104         3,690        3,732         2,948        2,855
---------------------------------------------------------------------------------------------------------------------------------
Current Ratio                                        1.5           1.2           1.3          1.5           1.6          1.6
Percent of Total Debt to Total Capitalization         60%           47%           38%          35%           37%          38%
---------------------------------------------------------------------------------------------------------------------------------
OTHER DATA
Stock Price:<F9>
  High                                           $    63 15/16     $52 15/16     $43 1/4      $25           $17 3/8      $15
  Low                                                 33 3/4        34 3/4        23           13 3/4        13 3/8        9 7/8
  Year-End                                            47 1/2        42            38 7/8       24 1/2        14 1/8       14 3/4
Price/Earnings Ratio on Year-End Stock Price<F7>                    55            60           19            13           18
---------------------------------------------------------------------------------------------------------------------------------
PER SHARE:
  Dividends<F10>                                 $ 0.120       $ 0.500       $ 0.588      $ 0.540       $ 0.494      $ 0.460
  Shareowners' Equity                               7.93          6.89          6.31         6.46          5.29         4.92
---------------------------------------------------------------------------------------------------------------------------------
Shareowners (year-end)                            62,769        61,265        54,828       50,745        53,694       56,601
---------------------------------------------------------------------------------------------------------------------------------
Shares Outstanding (year-end, in millions)           629           595           584          575           560          580
---------------------------------------------------------------------------------------------------------------------------------
Employees (year-end)<F9>                          31,800        21,900        28,000       28,500        29,400       30,000
---------------------------------------------------------------------------------------------------------------------------------

<F1>  Loss from continuing operations for 1998 included $830 million, or
      $1.33 per share, for restructuring and special charges, write-offs for acquired in-process research and development (R&D), and charges for the cancellation of DEKALB(R) stock options.

<F2>  Income from continuing operations for 1997 included $455 million, or $0.75 per share, for the write-off of acquired in-process R&D.

<F3>  Income from continuing operations for 1996 included restructuring and other unusual charges of $257 million, or $0.43 per share, associated with the closure or rationalization of certain facilities, asset write-offs, and work force reductions.

<F4>  Income from continuing operations for 1995 included net restructuring expenses and other unusual items of $63 million, or $0.11 per share.

<F5>  Income from continuing operations for 1994 included a net aftertax gain for restructuring and other unusual items of $20 million, or $0.03 per share.

<F6>  Income from continuing operations for 1993 included a net aftertax loss for restructuring and other unusual items of $11 million, or $0.02 per share.

<F7>  This financial statistic is not meaningful for 1998 because
      Monsanto reported a loss from continuing operations.

<F8>  Includes sale of styrenics plastics business in 1995 and spinoff of the chemicals businesses in 1997.

<F9>  Amounts prior to 1997 were not restated to reflect the spinoff of the chemical businesses.

<F10> The quarterly common stock dividend was reduced from $0.16 per share to $0.03 per share in the fourth quarter of 1997.


                                       1998 Monsanto Annual Report  61

                          APPENDIX

1. In Exhibit 13 to the printed Form 10-K, the following graph appears on page 31: a pie-chart graph entitled "1998 Net Sales" appears, depicting a percentage breakdown of Monsanto's 1998 net sales by segment. The following bar graphs depict segment net sales, EBIT and EBITDA for 1996, 1997 and 1998: on page 32, bar graphs entitled "Agricultural Products Net Sales" and "Agricultural Products Operating Measures"; on page 34, bar graphs entitled
    "Nutrition and Consumer Products Net Sales" and "Nutrition and
    Consumer Products Operating Measures"; on page 36, bar graphs entitled "Pharmaceuticals Net Sales" and "Pharmaceuticals Operating Measures".
    On page 41, a bar graph entitled "Cash Provided by Continuing Operations" depicts information for 1996, 1997 and 1998.

2. Throughout the electronic submission, trademarks are designated on each page by the letter "R" in parentheses or the letters "TM" in parentheses; whereas in the printed copy of the Form 10-K, all trademarks are indicated by special type.