Form 10-K, Exhibit 13
period 2000-12-31
PHARMACIA CORP /DE/
filed 2001-03-26
CIK 67686

                                                                      EXHIBIT 13




FINANCIAL REVIEW

Overview
On March 31, 2000, a subsidiary of the former Monsanto Company and Pharmacia & Upjohn (P&U) merged and the combined company was renamed Pharmacia Corporation ("Pharmacia" or "the company"). The merger was accounted for as a pooling of interests. As such, all data presented herein reflect the combined results of operations of the two predecessor companies, their statements of financial position and their cash flows as though they had always been combined, by applying consistent disclosures and classification practices.
  The former Monsanto Company was made up principally of a pharmaceutical business and an agricultural products business. As more fully discussed below, subsequent to the merger forming Pharmacia Corporation, the agricultural operations of the former Monsanto Company were placed into a subsidiary of Pharmacia with the name Monsanto Company (Monsanto). On October 23, 2000, Monsanto completed a partial initial public offering (IPO) of 14.74 percent of its common stock.
  To avoid confusion throughout this document, "former Monsanto" will be used to refer to the pre-merger operations of the former Monsanto Company and "Monsanto" will refer to the agricultural subsidiary.
  Trademarks are indicated in italics within this discussion.
  Pharmacia recorded sales for 2000 that showed significant growth over the prior years. Sales of $18.1 billion in 2000 reflected a 10 percent increase over 1999 sales of $16.4 billion which reflected a 20 percent increase over 1998 sales of $13.7 billion. Adjusting for the divestitures of the Stoneville Pedigreed Seed Company (Stoneville) in 1999, the former Monsanto's nutritional therapies business in 1998, and the effects of adopting Staff Accounting Bulletin No. 101 (SAB 101), the sales growth rates become more reflective of underlying business performance. On this basis, sales rose 11 percent during 2000 and 22 percent in 1999. Net earnings for 2000 were $717 million compared with $1.4 billion in 1999 and $362 million in 1998.

====================================================================================================================================
                                                                                    %                             %
Consolidated Results                                                 2000      Change              1999      Change             1998
------------------------------------------------------------------------------------------------------------------------------------
Dollars in millions, except per share data
Sales                                                             $18,144          10%          $16,425          20%         $13,737
Earnings before income taxes                                        1,373         (28)            1,898         113              892
Earnings from continuing operations                                   984         (25)            1,306         171              481
Net earnings                                                          717         (48)            1,378         281              362
Net earnings per common share (EPS):
  --Basic                                                         $   .55         (50)          $  1.10         279          $   .29
  --Diluted                                                       $   .54         (50)          $  1.07         282          $   .28
====================================================================================================================================



  The fluctuations in earnings before income taxes and in net earnings over the past three years are affected by a number of events and transactions that, because of their magnitude and relative infrequency of occurrence, warrant special reference. Throughout the discussion that follows, the company has identified such items that management believes had a noteworthy effect on the comparability of year-to-year performance measures. This was done to facilitate a better understanding of the company's reported earnings growth trends. Significant among these events and transactions were the following which are discussed more fully below: merger and restructuring charges in each of the past three years; the divestitures referred to above; a realignment of certain research and development (R&D) projects; settlement of certain lawsuits.
  In 2000, the company recorded aggregate merger and restructuring charges of approximately $1.2 billion. Of these charges, $1.1 billion is recorded on the merger and restructuring line, $60 million related to the write-off of obsolete inventory appears in cost of sales and $88 million related to the write-off of goodwill is recorded as amortization and adjustments of goodwill.
  The $1.1 billion includes $601 million of merger costs comprised of consultant fees, contract termination costs and relocation costs related to the integration of the former Monsanto and P&U organizations, as well as transaction costs including investment bankers, attorneys, registration, regulatory and other professional fees. Additionally, these costs include incentive and change-of-control costs directly associated with the merger. The latter includes a non-cash charge of $232 million related to certain employee stock options that were repriced in conjunction with the merger pursuant to a change of control provision. The remaining $477 million of restructuring charges were comprised of severance costs, contract and lease termination fees, asset impairment charges and other exit costs.
  In the second quarter of 1999, management committed to a plan to sell the company's artificial sweeteners and biogums businesses, the dispositions of which were approved by the company's board of directors in 1998. The results of operations, financial position, and cash flows of these businesses, and of the alginates and ORTHO lawn and garden products businesses, have been reclassified as discontinued operations.
  During the third quarter of 1999, the company merged with SUGEN, Inc. (Sugen), a leader in target-driven drug discovery and development, to strengthen its R&D efforts in cell signaling and oncology. The merger was completed on August 31, 1999 and called for the exchange of approximately 12 million shares of Pharmacia stock for all the outstanding common stock



                                       33
                    Pharmacia Corporation Annual Report 2000 of Sugen. Also during the third quarter, Pharmacia acquired 20 percent of Sensus Drug Development Corporation (Sensus), a privately held company focused on developing drugs to treat endocrine disorders. The Sensus investment, accounted for using the equity method, is expected to expand Pharmacia's leadership position in endocrinology.
  Sugen and Sensus together represented incremental costs of approximately $162 million in 1999 compared to 1998. R&D expense comprised the majority of these costs totaling $104 million in 1999 for the two operations whereas Sugen spending in 1998 was $32 million. In connection with the merger with Sugen, the company recorded approximately $70 million in merger and restructuring expenses. The remaining incremental cost was principally interest expense.
  In 1999, the company recorded a pretax charge of $64 million in income from continuing operations for items principally associated with costs related to the failed merger between the company and Delta & Pine Land Company (D&PL), combined with expenses to accelerate the integration of the company's agricultural chemical and seed operations. These net charges included the reversal of restructuring liabilities established in 1998 of $54 million and a gain of $35 million on the divestiture of Stoneville, a cottonseed business. The company recorded a pretax charge of $85 million for a termination fee and other expenses associated with the failed merger and a $68 million charge to continuing operations principally associated with actions related to the company's continued focus on improving operating efficiency through accelerated integration of the agricultural chemical and seed operations.
  In 1998, the company made strategic acquisitions of several seed companies. In July 1998, the company acquired Plant Breeding International Cambridge (PBIC) for approximately $525 million and in October 1998 the company announced the acquisition of certain international seed operations of Cargill, Inc. in Asia, Africa, Central and South America, and Europe, excluding certain operations in the United Kingdom, for approximately $1.4 billion. In December 1998, the company completed its acquisition of DEKALB Genetics Corporation (DEKALB) for approximately $2.3 billion. The company recorded the following pretax charges in 1998 for the write-off of acquired in-process R&D related to these acquisitions: approximately $60 million for PBIC, approximately $150 million for DEKALB and approximately $190 million for certain Cargill, Inc. seed operations.
  At the time of and in connection with the 1998 seed company acquisitions, the company established a plan to integrate the acquired businesses by closing or rationalizing (consolidating, shutting down or moving facilities to achieve more efficient operations) certain assets or facilities and eliminating manufacturing and administrative functions, resulting in a pretax charge of $78 million in 1998. During 1999, the original reserve was adjusted to reflect the actual costs of integrating these acquisitions.
  In 1998, the company recorded net restructuring and other items of $340 million as part of the former Monsanto's overall strategy to reduce costs and continue the commitment to its core businesses. The former P&U recognized restructuring charges of $92 million in 1998. These restructuring efforts were associated with P&U's global turnaround program. This program was undertaken to achieve a simplified infrastructure, improved efficiency, and a global focus on the core pharmaceutical business.
  Also affecting earnings comparability, in 1998 P&U reached a settlement of $103 million in a federal class-action lawsuit originally filed in 1993 on behalf of retail pharmacies. As a consequence of the settlement, the company increased its litigation reserves by $61 million, a charge reported in selling, general and administrative (SG&A) expense in the second quarter of 1998.
  As a result of the recent merger involving the former Monsanto Company and Pharmacia & Upjohn, management's reporting methodologies and definition of operating segments have changed. The company's reportable segments are organized principally by product line, and include Prescription Pharmaceuticals, Agricultural Productivity, and Seeds and Genomics. The Prescription Pharmaceutical segment includes general therapeutics, ophthalmology and hospital products including oncology, and diversified therapeutics. The Agricultural Productivity segment consists of crop protection products, animal agriculture and environmental technologies business lines. The Seeds and Genomics segment is comprised of global seeds and related trait businesses and genetic technology platforms.
  The company also operates several business units that do not constitute reportable business segments. These operating units include consumer health care, animal health, diagnostics, plasma, pharmaceutical commercial services and biotechnology. Due to the size of these operating segments, they have been included in an "Other Pharmaceuticals" category.

                                       34
                    Pharmacia Corporation Annual Report 2000

Net Sales

====================================================================================================================================
                                                                                 %                                %
Sales by Segment                                              2000          change             1999          change             1998
------------------------------------------------------------------------------------------------------------------------------------
Dollars in millions
Prescription Pharmaceuticals                               $10,824            17.0%         $ 9,255            28.4%         $ 7,209
Other Pharmaceuticals                                        1,827            (4.9)           1,922            (7.6)           2,080
Agricultural Productivity                                    3,885             8.3            3,586             2.5            3,500
Seeds and Genomics                                           1,608            (3.3)           1,662            75.3              948
Total Consolidated Sales                                   $18,144            10.4%         $16,425            19.6%         $13,737
====================================================================================================================================

Sales growth in 2000 of 10 percent was primarily the result of volume increases of over 13 percent partly offset by impacts from lower prices and negative effects of currency exchange rates.
  Sales in the U.S. continue to represent an increasingly significant percentage of worldwide sales, increasing to 55 percent in 2000 from 52 percent in 1999 and 45 percent in 1998. Despite increasing growth in the U.S. relative to non-U.S. markets, the company's geographic composition of sales will continue to result in significant exposure to the fluctuations of exchange rates in both translation of financial results and the underlying transactions that comprise the results.

Pharmaceutical Sales
Pharmaceutical sales increased 13 percent in 2000 due largely to new U.S. prescription product growth. Strong sales growth in Europe was offset in part by a negative currency impact. Excluding the impact of currency exchange, global pharmaceutical sales increased 17 percent. The increase in pharmaceutical sales continued to be led by the company's growth driver products including arthritis treatment Celebrex, glaucoma medication Xalatan, Camptosar for colorectal cancer, Detrol for overactive bladder, and the recently launched antibiotic Zyvox.
  Pharmaceutical growth of 20 percent in 1999 was led by Celebrex, which was first introduced in January 1999. Celebrex achieved sales of $1.5 billion during 1999. Pharmaceutical sales in 1998 grew by 4 percent with the introduction of Detrol and continued growth from Xalatan and Camptosar offsetting declines in several older products.
  A year-to-year consolidated net sales comparison of the company's top 21 pharmaceutical products (including generic equivalents where applicable) is provided below:

====================================================================================================================================
                                                                           %                                   %
Sales of Top Products                                    2000         Change                1999          Change                1998
------------------------------------------------------------------------------------------------------------------------------------
Dollars in millions
Celebrex                                               $2,614             78%             $1,471              --%              $  --
Ambien                                                    705             35                 523              17                 449
Xalatan                                                   693             37                 507              53                 332
Genotropin                                                467              1                 461              17                 395
Camptosar                                                 441             50                 293              51                 194
Detrol/Detrusitol                                         432             31                 329             163                 125
Cleocin/Dalacin                                           340             (1)                343               9                 314
Xanax                                                     327              2                 320              --                 321
Medrol                                                    284             (5)                297              13                 264
Depo-Provera                                              272              8                 252              11                 227
Arthrotec                                                 251            (26)                340              (1)                342
Nicorette                                                 218             (7)                234              10                 213
Fragmin                                                   211             (1)                213              18                 181
Pharmorubicin/Ellence                                     199             (3)                206              16                 177
Aldactone/spiro line                                      187            (17)                224              12                 199
Covera/Calan/verapamil                                    153             (5)                161              --                 160
Daypro                                                    145            (34)                222             (26)                301
Rogaine/Regaine                                           134             (4)                139               4                 133
Healon                                                    127             (7)                136              (3)                140
Cabaser/Dostinex                                          124             49                  83              57                  53
Mirapex                                                   113             39                  81              65                  49
------------------------------------------------------------------------------------------------------------------------------------
TOTAL                                                  $8,437             23%             $6,835              50%             $4,569
====================================================================================================================================

                                       35
                    Pharmacia Corporation Annual Report 2000

Prescription Pharmaceuticals Segment

================================================================================
                                                        2000      1999      1998
--------------------------------------------------------------------------------
Sales                                                $10,824   $ 9,255   $ 7,209
Cost of products sold                                  2,113     1,906     1,794
Research and development                               2,001     1,975     1,518
Selling, general and administrative                    4,524     3,691     2,719
EBIT*                                                  2,087     1,771     1,290
================================================================================

* Earnings before interest, taxes and restructuring is presented here to provide additional information about the company's operations. This item should be considered in addition to, but not as a substitute for or superior to, net earnings, cash flows or other measures of financial performance prepared in accordance with generally accepted accounting principles. Determination of EBIT may vary from company to company.

Prescription pharmaceutical sales, which constitute over 85 percent of overall pharmaceutical sales, increased 26 percent in the U.S. and 17 percent on a global basis driving the pharmaceutical business. The growth driver products, Celebrex, Xalatan, Camptosar, Detrol, and Zyvox, now account for nearly 40 percent of total prescription pharmaceutical sales. In addition, higher sales of central nervous system (CNS) drugs Ambien, Mirapex and Cabaser/Dostinex contributed to the strong sales performance.
  Celebrex continues to be the world's top selling arthritis treatment with sales of $2.6 billion in 2000, an increase of 78 percent versus prior year sales. The U.S., which contributed over $2.2 billion in Celebrex sales, grew by 63 percent, while international sales increased by over 200 percent as the product was launched in the European Union during the second half of 2000. Celebrex is now available in over 70 countries worldwide. In the U.S. and Europe, Celebrex was co-promoted (or, where required by law, co-marketed) by Pfizer, Inc. (Pfizer).
  In the second half of 2000, Pharmacia submitted a New Drug Application (NDA) to the U.S. Food and Drug Administration (FDA) for parecoxib, an injectable COX-2 inhibitor for acute pain.
  Xalatan, the top-selling agent for glaucoma in the U.S. and worldwide, generated sales of $693 million on robust growth in major markets. International markets now account for more than half of worldwide sales. Sales in Japan exceeded $100 million in 2000 after its May 1999 introduction. In October, the company received a second approvable letter from the FDA for Xalcom, a fixed-dose combination formulation containing Xalatan and timolol. Meanwhile in December, the Swedish Health Authorities approved Xalcom for patients who require more aggressive therapy to reduce intraocular pressure. European launches of Xalcom are expected to begin in the fall of 2001 upon completion of the Mutual Recognition Process.
  Sales of Camptosar, the company's leading oncology agent, increased 50 percent to $441 million. In April, a Camptosar-containing regimen was approved by the FDA as a first-line therapy for the treatment of colorectal cancer, and this regimen is now considered to be the standard of care for patients with metastatic colorectal cancer. The significant increase in sales during 2000 reflects the earlier use of Camptosar. Prior to this recent approval, Camptosar was approved for the second-line treatment of patients with colorectal cancer.
  In addition to Camptosar, the company also marketed several other oncology drugs, including Pharmorubicin (Ellence in the U.S.) and Aromasin. Pharmorubicin, one of the most commonly used treatments for breast cancer in Europe, was launched in the U.S. in the fall of 1999 under the trade name Ellence for the adjuvant treatment of patients with breast cancer following surgery or radiation therapy. Aromasin, an oral hormonal drug that blocks the production of estrogen, was launched during 2000 in the U.S. and key markets in Europe and Latin America as a second-line breast cancer treatment.
  Detrol (Detrusitol outside the U.S.), the leading branded treatment for overactive bladder worldwide, reduces the symptoms of increased frequency and urge to urinate, as well as urge incontinence episodes. Detrol generated 2000 sales of $432 million, an increase of 31 percent. U.S. sales were $324 million as Detrol prescriptions continued to outpace the overall overactive bladder market. In December, the FDA approved Detrol LA, a once-daily version of Detrol, which should contribute to growth of the Detrol franchise.
  In April 2000, Pharmacia launched Zyvox, in the U.S. for the treatment of hospitalized patients with severe Gram-positive infections. Zyvox is the lead compound in the oxazolidinone class of antibiotics, the first new class of antibiotics to reach the market in over thirty years. Sales of Zyvox in 2000 were $48 million. Zyvox was approved in the United Kingdom during early 2001, and the European launch is scheduled for later in 2001. Zyvox augments Pharmacia's existing line of antibiotics, including the Cleocin/Dalacin line, which declined by 1 percent in 2000.
  In addition to the growth driver products listed above, several other prescription pharmaceutical products were noteworthy in 2000.
  Ambien, the leading short-term treatment for insomnia in the U.S., was the company's second largest selling drug in 2000, as it was in 1999. Full-year sales increased 35 percent to $705 million, primarily based on U.S. sales. In April 2002, Sanofi-Synthelabo will reacquire full rights to Ambien by making a significant final payment to Pharmacia.
  The company also markets several other CNS products, including Mirapex, Cabaser and Xanax. Sales of Mirapex for Parkinson's Disease grew 39 percent in 2000 to $113 million. In addition to Mirapex, Pharmacia also markets Cabaser for Parkinson's Disease in Europe and Japan. The active ingredient in Cabaser is marketed in the U.S. and abroad under the trade name Dostinex for the treatment of patients with hyperprolactinemia. Combined sales of Cabaser/Dostinex reached $124 million, an increase of 49 percent over prior year levels. Sales of Xanax for anxiety increased 2 percent to $327 million despite continued intense generic competition.
  Genotropin, the world's leading recombinant human growth hormone, recorded sales of $467 million in 2000. Genotropin promotes growth in children and adults with growth hormone deficiency. During 2000, Genotropin was approved for the

                                       36
                    Pharmacia Corporation Annual Report 2000 additional indication of Prader Willi Syndrome in the U.S. and Europe. Outside the U.S., Genotropin is also used in the treatment of growth disturbances associated with Turner's Syndrome and chronic renal insufficiency. In the U.S., Genotropin sales increased by 27 percent as the product was used by more than one-third of all new patients using growth hormone therapy. European sales of Genotropin, which accounted for approximately one-half of global sales of the product, were negatively impacted by foreign exchange. In addition, sales in Japan during 2000 were adversely affected by government imposed price reductions.
  The company produces various forms of steroids under the trade names
Medrol, Solu-Medrol, and Depo-Medrol, which are used to treat a variety of inflammatory conditions. In 2000, sales of the Medrol family of products declined 5 percent to $284 million, due to continued generic competition.
  Pharmacia markets several hormonal products for women. Depo-Provera Contraceptive Injection was the company's largest selling hormonal product with 2000 sales of $272 million. It is approved in over one hundred countries. Although the patents protecting Depo-Provera have expired, no generic equivalents have been approved in the U.S. Lunelle, the company's new monthly contraceptive injection, was approved in October 2000. Because of its shorter duration of action and different drug profile, Lunelle is targeted to a different patient population than Depo-Provera and is not expected to cannibalize sales of Depo-Provera.
  Sales of Fragmin, a low-molecular-weight heparin product for the prevention of thrombosis, declined one percent to $211 million in 2000 due to a negative currency impact in Europe. Meanwhile, sales in the U.S. increased 54 percent to $37 million. During 2000, the FDA approved Fragmin for pre-operative administration in patients undergoing hip replacement surgery, an indication unique to Fragmin.
  Several products experienced declining sales in 2000. Notably, sales of Arthrotec and Daypro, the company's older arthritis medications, experienced significant declines in 2000 as the COX-2 inhibitors, led by Celebrex, continued to take a larger share of the U.S. and worldwide market for arthritis medications. In addition, the product exclusivity for Daypro expired in April. Sales of Aldactone/spiro line declined due to generic competition.

EARNINGS BEFORE INTEREST AND TAXES (EBIT)* in 2000 improved to $2.1 billion, an increase of 18 percent over 1999. Higher sales volumes coupled with lower relative spending accounts for the growth. Similarly, 1999 improved to $1.8 billion, a 37 percent increase over the 1998 EBIT of $1.3 billion. Increased sales volumes and production gains were mainly accountable for the favorable change. Merger and restructuring charges have been excluded from this analysis. Refer to Merger and Restructuring Charges below.

  Prescription pharmaceutical segment operating expenses, stated as a percentage of net prescription pharmaceutical sales, are provided in the table below.

================================================================================
                                             2000          1999           1998
--------------------------------------------------------------------------------
Cost of products sold                        19.5%         20.6%          24.9%
Research and development                     18.5          21.3           21.1
Selling, general and administrative          41.8          39.9           37.7
Amortization of goodwill                       .3            .4             .6
All other, net                                 .6          (1.3)          (2.2)
EBIT*                                        19.3          19.1           17.9
================================================================================

* Earnings before interest, taxes and restructuring (EBIT) is presented here to provide additional information about the company's operations. This item should be considered in addition to, but not as a substitute for or superior to, net earnings, cash flows or other measures of financial performance prepared in accordance with generally accepted accounting principles. Determination of EBIT may vary from company to company.

COST OF PRODUCTS SOLD continued to improve as a per cent of sales during 2000 as compared to 1999. Similar to the prior year, product mix shifted toward higher margin items due to increases in sales volumes of these products. As a percent of sales, cost of products sold improved significantly in 1999 compared to 1998 as a combined result of a number of favorable influences. There was an increasing percentage of the company's sales made up of higher margin products as compared with prior periods. The company also experienced production efficiencies and cost reductions. Finally, currency exchange had a modest favorable effect.

RESEARCH AND DEVELOPMENT EXPENSE declined as a percent of sales to 19 percent although total dollars expended on these activities increased by $26 million. Spending reductions in certain development projects that are near completion offset increased headcount spending related to the Sugen unit as well as other specific areas and technology acquisitions. Celebrex and Zyvox were two of these projects that required less spending during the current year. Also during the year, the company filed an NDA for parecoxib sodium, an injectable COX-2 specific analgesic agent. Similarly, an NDA was also filed with the FDA for the company's once-a-day formulation of Detrol, which treats incontinence. In 1999, R&D expenses increased as a percentage of sales to 21 percent surpassing the level experienced in the preceding year. In addition to strong commitments to the development of new products such as Zyvox and a combination dosage form of Xalatan, significant investments were made in technology acquisitions and research alliances. Also, the Sugen merger and Sensus investment contributed to higher R&D expense. Sugen spending in 1999, combined with the Sensus investment and termination of certain other projects resulted in charges of $104 million, a $72 million increase over 1998. Spending during 1998 supported the product filings of Celebrex arthritis treatment, anticancer therapies Aromasin (exemestane) and epirubicin as well as the development activities related to filing an NDA for Edronax with the FDA for depression. Research spending was reduced in 1998 by milestone payments from a co-promotion partner.

                                       37
                    Pharmacia Corporation Annual Report 2000

SELLING, GENERAL AND ADMINISTRATIVE grew as a percent of sales by 2 percentage points to 42 percent. This is largely attributable to higher sales costs associated with the increase in Celebrex sales volume. Additionally, headcount increases to support key products including Celebrex, Xalatan, Camptosar and Zyvox contributed to the increased spending. The sales force expansion is intended to increase market penetration. There also were premarketing spending activities for new launches in excess of the prior year. The 1999 SG&A expenses increased as a percent of sales due primarily to sales and promotional efforts in the U.S. The U.S. sales force was expanded to accommodate new product launches. Products such as Celebrex, Camptosar, Pletal, Detrol, Fragmin and Glyset were the focus of such marketing efforts. Spending related to Celebrex included co-promotion costs associated with the Pfizer agreement. During 1999, Xalatan was launched in Japan. Likewise, there was upward pressure in 1998 due primarily to sales force expansions and increased product promotion in the U.S., Europe and Japan, particularly for the following brands: Detrol, Edronax, Mirapex, Genotropin and Xalatan. The comparative spending increase was somewhat mitigated by the favorable effects of exchange and a decrease in general and administrative expense.

Other Pharmaceuticals
Sales in the company's other pharmaceutical businesses are comprised of consumer health care (over-the-counter products), animal health, pharmaceutical commercial services, plasma and diagnostics. Sales over the period 1998 to 2000 decreased by $253 million or 12 percent, due largely to the phase-out of the divested nutrition business of P&U and generic competition in the consumer health care business in key products.
  In the consumer health care products business, the company's leading products are the Nicorette line to treat tobacco dependency, and Rogaine/Regaine, the treatment for hereditary hair loss. Sales of both brands declined in 2000 due to new generic competition. A generic version of Nicorette gum was introduced in the U.S. in the first half of 2000, and a generic version of Rogaine 5% solution entered the market in the second half of the year. Sales of Nicorette and Rogaine in 2000 were $218 million and $134 million down from $234 million and $139 million, respectively. Overall, 2000 sales in the consumer health care business were down 6 percent from 1999 to $644 million. From 1998 to 1999, sales were flat.
  Sales in the animal health business grew 5 percent during the current year to $442 million. Animal health sales were driven by Naxcel/Excenel, which grew 16 percent over 1999 on sales of $123 million. Several new launches were added to the product portfolio during 2000. Excenel, an antibiotic used to treat a variety of infections in animals, won European approval in August. Premarket authorization was received for Enviracor, the first vaccine against E. coli mastitis. Other notable events include the introduction of Pirsue and Lincocin to treat mastitis in dairy cattle. From 1998 to 1999, sales rose 3 percent.

Agricultural Sales
Record net sales of $5.5 billion in 2000 for the company's agricultural business represented a 5 percent increase over the prior year net sales of $5.2 billion and a 23 percent increase over net sales of $4.4 billion in 1998. Sales growth in 2000 was led by a 6 percent increase in glyphosate product sales, increased sales of selective chemistries and higher technology royalty revenues. Net sales in 1999 increased significantly over 1998 because 1999 was the first year that the seed company acquisitions were included for a full year. Excluding those acquisitions, 1999 net sales increased 3 percent compared with 1998 net sales. Contributing to the previous net sales record in 1999 were increased sales of the Roundup family of herbicides and higher demand for crops developed through biotechnology.

Agricultural Productivity Segment

================================================================================
                                                    2000        1999        1998
--------------------------------------------------------------------------------
Revenues                                          $3,885      $3,586      $3,500
================================================================================
EBIT                                              $1,099      $  897      $  869
Add: restructuring and special items                  22          27          45
--------------------------------------------------------------------------------
EBIT (excluding special items)                    $1,121      $  924      $  914
================================================================================

Net sales of the Agricultural Productivity segment increased 8 percent in 2000 over 1999, following a 2 percent increase in 1999 over 1998. Net sales for glyphosate products in 2000 increased 6 percent primarily because of an 18 percent increase in volume partly offset by lower selling prices. The increase in volume was consistent with the company's strategy of selectively reducing prices to encourage new uses and increase sales volumes. Sales of glyphosate increased primarily in the U.S., Argentina, and Europe because of the continued adoption of conservation tillage, an increase in acreage planted with products with Roundup Ready traits and the development of uses for Roundup in new applications. On September 20, 2000, the compound per se patent protection for the active ingredient in Roundup herbicide expired in the U.S. The company has not had glyphosate patent protection outside the U.S. for several years, but anticipates increased competition in the U.S. from lower-priced generic and other branded glyphosate products following the patent expiration.
  The Roundup family of herbicide volume growth in 1999 was slightly above 20 percent as operations in the U.S., Canada, Brazil, Argentina, and Australia posted record sales volumes of Roundup. Lower selling prices, principally in the U.S., made Roundup more cost effective in a wide range of crop and industrial uses; however, the effect of lower selling prices was more than offset by the higher sales volumes.
  Net sales for the Agricultural Productivity segment also benefited from a 14 percent increase in sales in the selective chemistries and Roundup lawn and garden businesses. Selective chemistry sales included higher corn herbicide sales of Harness Xtra and sales from the company's new wheat herbicide.
Roundup lawn and garden sales increased 47 percent over

                                       38
                    Pharmacia Corporation Annual Report 2000 the prior year when sales dropped 37 percent, reflecting a change in the distribution method, causing distribution channel inventories to decline from 1998.
  EBIT (excluding special items) in 2000 increased 21 percent to $1.1 billion compared with $924 million in 1999 when EBIT (excluding special items) increased 1 percent from $914 million in 1998. Increased sales and lower operating expenses can be attributed to the improvement in 2000. Sales increased for the Roundup family of herbicides, selective chemistries, and Roundup lawn and garden products. The gross profit on glyphosate products declined 2 percentage points, however, because of an overall decline in the net selling price of the glyphosate family of products as a result of the continued strategy to selectively reduce glyphosate prices to encourage increased uses. Operating expenses in 2000 decreased approximately 6 percent for this segment largely due to cost reductions in R&D.
  In 1999, gross profit improved slightly over the prior year on higher overall volumes and lower unit cost in the family of Roundup herbicides. The gross profit increase combined with lower operating expenses led to an overall increase in EBIT (excluding special items) in 1999 compared with 1998.

Seeds and Genomics Segment

================================================================================
                                                   2000         1999       1998
--------------------------------------------------------------------------------
Revenues                                        $ 1,608      $ 1,662      $ 948
================================================================================
EBIT                                            $  (581)     $  (391)     $(835)
Add: restructuring and special items                239           74        559
--------------------------------------------------------------------------------
EBIT (excluding special items)                  $  (342)     $  (317)     $(276)
================================================================================

Seed and Genomics segment net sales declined slightly in 2000 due to lower conventional seed sales and the absence of sales from Stoneville, sold late in 1999. The decrease in conventional seed sales was partially offset by a 14 percent increase in sales of seeds that included biotechnology traits, as the company continues to strategically shift more of its seed offerings to seeds with biotechnology traits. In 2000, worldwide acreage planted with crops developed through biotechnology (at Monsanto) increased 15 percent to approximately 103 million acres compared with 1999 when acreage planted with similar crops was 89 million, a 41 percent increase over 1998 planted acres. Over that same three-year period, acres planted with Roundup Ready traits increased nearly 68 percent with Roundup Ready soybean acres increasing 60 percent from 1998 to 2000.
  The increase in net sales in 1999 to nearly $1.7 billion from $948 million in 1998 reflected the inclusion of the 1998 seed company acquisitions for a full year, and to a lesser extent, an increase in demand for crops developed through biotechnology, especially Roundup Ready soybeans, corn and cotton, Yieldgard insect-protected corn, and Bollgard with Roundup Ready cotton. Increased sales of these products generated significantly higher technology royalty fees in 1999 compared with 1998. The number of acres planted to Roundup Ready soybeans increased 46 percent in 1999, the product's fourth year in the marketplace.
  EBIT for each of the years was significantly impacted by one-time charges. Pretax restructuring and special items in 2000 for the Seeds and Genomics segment totaled $239 million and included $85 million of restructuring charges primarily associated with employee separations, asset write-offs, and contract terminations. In addition, the company wrote off $88 million of goodwill primarily associated with the nutrition program, $60 million of obsolete seed inventory, and $5 million of other miscellaneous costs.
  In 1999, the segment results included charges of $74 million composed of an $85 million charge associated with the failed merger between the company and D&PL and a $61 million charge for the accelerated integration of the company's agricultural chemical and seed operations, partly offset by a $35 million gain on the divestiture of the Stoneville cotton seed business and an $11 million reversal of restructuring liabilities established in 1998. In 1998, continuing operations included charges of $559 million, including $402 million for the write-off of in-process R&D, $137 million of restructuring costs as part of an overall strategy to integrate the acquired seed businesses by closing certain facilities and reducing the work force, and a $20 million charge for the cancellation of stock options in exchange for cash related to the acquisition of DEKALB. The in-process R&D charges were primarily associated with the acquisitions of DEKALB, PBIC, and certain international seed operations of Cargill, Inc.
  In-process R&D charges for the seed companies acquired in 1998 covered numerous seed breeding projects, no single one of which was significant, as is typical in the seed industry. These projects consisted of conventional breeding programs for corn, wheat and other hybrids; conventional breeding for soybean varieties; and the development of crops modified through biotechnology. The in-process R&D projects were valued by a discounted cash flow method with risk-adjusted discount rates, generally from 12 percent to 20 percent, which took into account the stage of development of each in-process R&D category. Successful commercialization of products developed through these projects is expected to occur five to nine years after program initiation. Although there are risks associated with the ultimate completion and commercialization of these research projects, the failure of any one project would not materially affect the total value of the research programs. The in-process projects were at various stages of completion at the dates of acquisition. In 2000, the company had expenses of approximately $45 million for biotechnology-related activities and approximately $40 million for conventional breeding activities related to completing these in-process R&D projects. During the next six years, management expects to spend approximately $110 million on biotechnology-related activities and approximately $130 million on conventional breeding activities to complete these in-process R&D projects; approximately $75 million in 2001, $60 million in 2002, $50 million in 2003, $35 million in 2004, and $20 million thereafter. The

                                       39
                    Pharmacia Corporation Annual Report 2000 company intends to fund these costs, consisting primarily of salary and benefit expense for R&D employees, with cash generated form existing businesses. Revenues from the in-process R&D projects related to the 1998 acquisitions began in 1999.
  EBIT (excluding special items) for the Seed and Genomics segment in 2000 decreased $25 million compared with 1999. EBIT (excluding special items) was a loss of $342 million in 2000 compared with a loss of $317 million in 1999 and a loss of $276 million in 1998. Results in 2000 were lower primarily because of lower gross margins from seed sales. Operating expenses were 8 percent lower with R&D spending down 7 percent as the company focused on certain key crops. The increased loss in 1999 compared with 1998 was primarily due to higher amortization expense after the seed company acquisitions combined with higher overall operating expenses, partly offset by higher gross margin.
  The commercial success of agricultural and food products developed through biotechnology will depend in part on public acceptance and government regulations. The company continues to address the concerns of consumers, public interest groups, and regulatory agencies regarding agricultural and food products developed through biotechnology and will invest significant amounts in 2001 to address these concerns, including participating in an integrated, industry-wide initiative to provide improved information to consumers.
  Business results of the Agricultural Productivity and Seeds and Genomics segments are affected by changes in foreign economies and foreign currency exchange rates, as well as by climatic conditions around the world. Sales growth was adversely impacted by weak economic conditions in certain world areas, which lessened the demand for herbicides, especially in Eastern Europe and the Commonwealth of Independent States in 2000 and 1999 and in Southeast Asia in 2000 and 1998. Unfavorable climate conditions in key areas of Latin America and Canada during late 1999 (the 2000 planting season) decreased demand for herbicides and limited sales volume growth of Roundup in the 2000 crop year. Although these two segments operate in virtually every region of the world, business is principally conducted in the U.S., Argentina, Brazil, Canada, Australia, France and Japan. Accordingly, changes in economic conditions, foreign exchange rates and climate conditions in those parts of the world generally have a more significant impact on operations than similar changes in other places.

Corporate/General
Due to large restructuring charges in 2000 and 1998, corporate and other expenses, including restructuring costs, were comparatively lower in 1999. In 2000, the company recorded $1.2 billion in total merger and restructuring charges. In 1999, these costs totaled $55 million and in 1998 the combined companies recorded $432 million of total restructuring expenses. Also during 2000, the company made a $100 million charitable contribution. Excluding these costs, corporate expenses primarily relate to administrative costs not associated with the business operations.

Merger and Restructuring Charges
Merger and restructuring charges recorded during 2000 totaled $1.2 billion which consist of $1.1 billion recorded as merger and restructuring; $60 million relating to the write-off of obsolete inventory in cost of sales; and $88 million relating to the write-off of goodwill is recorded as amortization and adjustment of goodwill.
  During 2000, the former Monsanto Company and Pharmacia & Upjohn merged to form Pharmacia Corporation. As a result of that merger, there were many duplicate functions and locations, particularly in the prescription pharmaceutical segment and corporate functions. The company began a restructuring in order to integrate the two companies, eliminate duplicate positions and facilities, and create a consolidated headquarters in New Jersey. The businesses in the agricultural segment and other pharmaceutical operations are simultaneously restructuring their businesses based on new strategic directions of the combined company.
  The board of directors approved a comprehensive integration and restructuring plan in the spring of 2000. The restructuring charges of this plan will be taken in several phases based upon the finalization and management approval of the various components of the plan. Due to the comprehensive nature of the restructuring, the timelines for the various components of the restructuring will occur over multiple years. The company anticipates aggregate merger and restructuring charges related to the Pharmacia merger to total between $2.0 billion and $2.5 billion. The restructuring plan is expected to yield annual savings of approximately $600 million that will be reinvested in the company's operations.
  The $1.1 billion recorded as merger and restructuring in 2000 was comprised as follows:

- $601 million to integrate the former Monsanto and Pharmacia & Upjohn organizations such as consultant fees, contract termination costs, moving and relocation costs as well as transaction costs such as investment bankers, attorneys, registration and regulatory fees and other professional services. Additionally, these costs include various employee incentive and change-of-control costs directly associated with the merger. The latter includes a non-cash charge of $232 million during the first quarter that was related to certain employee stock options that were repriced in conjunction with the merger pursuant to change of control provisions. Pursuant to the terms of these "premium options," at consummation of the merger, the original above-market exercise price was reduced to equal the fair market value on the date of grant.
- $231 million associated with restructuring the prescription pharmaceutical segment as a result of merging G.D. Searle and Pharmacia & Upjohn operations worldwide. These actions resulted in duplicate facilities, computer systems and positions around the world. The charges consist of $155 million relating to

                                       40
                    Pharmacia Corporation Annual Report 2000 the separation of approximately 1,320 employees worldwide in R&D, manufacturing, marketing and administrative functions; $51 million relating to asset write-downs resulting from duplicate computer systems and facilities; $22 million relating to contract and lease terminations and $3 million for other exit costs.
- $150 million relating to consolidating corporate and administrative functions in New Jersey and eliminating duplicate administrative positions. This charge is comprised of $113 million relating to the separation of approximately 210 employees in corporate and administrative positions and $37 million relating to asset write-downs (duplicate computer systems and leasehold improvements in duplicate facilities) and lease termination fees and other exit costs.
- $10 million related to the separation of approximately 40 employees mainly in sales and R&D in other pharmaceutical operations.
- $15 million relating to the reversals of prior P&U restructuring reserves that resulted from higher than anticipated proceeds on asset sales and lower than anticipated separation payments.
- $101 million recorded by Monsanto primarily associated with the business decision to focus in four key crops and realign commercial and administrative operations in Western Europe and the Commonwealth of Independent States. An additional $2 million recorded by Monsanto is associated with merger activities and is included as part of the $601 million of merger costs.

  In addition to the $103 million recorded as net merger and restructuring charges by Monsanto, an additional $148 million of charges was recorded as $60 million of cost of goods sold and $88 million of amortization and adjustment of goodwill.
  The net pretax charge of $251 million was comprised of asset impairments of $185 million, workforce reduction costs of $61 million, contract terminations of $5 million and other shutdown costs of $4 million. This charge was partially offset by the reversal of $4 million of the 1998 restructuring liability, largely as a result of lower actual severance expense than originally estimated.
  The asset impairments consisted of $60 million for inventories, $91 million for intangible assets, $12 million for accounts receivables and $22 million for equipment write-offs. The workforce reduction charge reflected involuntary employee separation costs for 695 employees worldwide and included charges of $31 million for positions in administration, $27 million for positions in R&D and $3 million for positions in manufacturing. The company expects the employee reductions to be completed by June 2001. The other exit costs included expenses associated with contract terminations and other shutdown costs, of which $3 million were paid in 2000.
  Additional charges are expected to be incurred in 2001 as Monsanto plans to continue to stringently focus the R&D programs and streamline operations. Total pretax charges from this plan are expected to be $425 million to $475 million. The company expects to implement these actions by the end of 2001.
  As of December 31, 2000, cash payments totaling $119 million relating to the separation of approximately 1,350 employees from the pharmaceutical segments and corporate functions have been paid and charged against the liability. Additionally 460 of the planned employee terminations in the agricultural segments were completed; 358 of these employees received cash severance payments totaling $28 million during 2000 and 102 employees elected deferred payments of $9 million which will be paid during the first quarter of 2001.
  Total restructuring charges and spending associated with the current restructuring plans relating to the integration of the former Monsanto and P&U companies and the restructuring of the agricultural products and other pharmaceutical operations are as follows:

================================================================================
                                                  Workforce           Other Exit
(Dollars in millions)                            Reductions                Costs
--------------------------------------------------------------------------------
2000 Charges                                           $339                  $34
2000 Spending                                           147                   19
--------------------------------------------------------------------------------
Remaining balance                                      $192                  $15
================================================================================

Former Pharmacia & Upjohn Restructuring Plans
During 1999, the company recorded $54 million in restructuring expenses including an adjustment of $3 million to the 1998 turnaround restructuring. The charge included costs pertaining to reorganizations that will result in the elimination of certain R&D projects as well as the elimination of 375 employee positions, mainly impacting the pharmaceutical segments and corporate and administrative functions. The objective of the restructuring is to eliminate duplicate functions and investments in R&D as well as reorganize the sales force based on anticipated future requirements of the company. The adjustment to the prior restructuring liabilities of $3 million was attributable to lower than anticipated employee separation costs.
  Employee separation benefits included in the 1999 charge are for elimination of positions in R&D of $26 million, corporate and administration of $18 million and sales of $6 million. Project termination costs totaled $4 million and asset write-downs totaled $3 million. As of December 31, 2000, $27 million has been paid out and charged to the liability relating to the separation of approximately 280 employees. An additional $4 million has been reversed due to lower than expected severance costs. The remaining liability is less than $19 million and relates primarily to remaining separation annuity payments. The company anticipates all activities and payments associated with this restructuring to be substantially complete during 2001.
  In connection with the merger with Sugen, the company recorded $16 million in merger transaction costs such as fees for investment bankers, attorneys, accountants, and other costs to effect the merger with Sugen, all of which were paid during 1999. These charges were recorded in merger and restructuring on the consolidated statement of earnings.
  In 1997 and 1998, former Pharmacia & Upjohn undertook a comprehensive turnaround program to significantly rationalize

                                       41
                    Pharmacia Corporation Annual Report 2000 infrastructure, eliminate duplicate resources in manufacturing, administration and R&D.
  The total restructuring charges for 1998 and 1997 included involuntary employee separation costs for 580 and 1,320 employees worldwide, respectively. The 1998 charge included elimination of positions in marketing and administration of $55 million, R&D of $9 million, and manufacturing of $4 million. These amounts included an adjustment of $16 million of the 1997 accruals, mainly attributable to lower employee separation costs and, to a lesser extent, changes in plan estimates. The 1997 charge included elimination of positions in marketing and administration of $81 million, R&D of $22 million, and manufacturing of $31 million. As of December 31, 2000, the company had paid $186 million in severance costs relating to approximately 1,900 employee separations in connection with the 1998 and 1997 charges. The remaining balance for employee separation costs related to the turnaround program was $13 million at December 31, 2000, comprised mainly of remaining annuity separation payments.
  The 1998 restructuring charge included asset write-downs for excess manufacturing, administration, and R&D facilities totaling $8 million. The 1998 amount included an adjustment of $15 million of the 1997 accruals, mainly attributable to changes in plan estimates, favorable outcomes on sales of facilities, and actual facility closure costs below the original estimates.
  Other costs included in the 1998 restructuring charge of $16 million were primarily comprised of canceled contractual lease obligations and other costs. Offsetting 1998 charges in this grouping was an adjustment of $6 million related to all restructuring charges prior to 1997.
  During 2000, the company adjusted the turnaround restructuring by $11 million to reflect the sale of a facility at a price more favorable than anticipated and to reverse residual accruals. The company expects all activities and annuity payments associated with the turnaround program to be substantially complete during 2001.
  The following table displays a rollforward of the remaining liability balances associated with the restructuring plans of the former Pharmacia & Upjohn through December 31, 2000:

================================================================================
                                            Employee
                                          Separation
(Dollars in millions)                          Costs         Other        Total
--------------------------------------------------------------------------------
Balance January 1, 1998                        $ 153         $ 20         $ 173
Additions                                         68           16            84
Deductions                                      (113)         (12)         (125)
--------------------------------------------------------------------------------
Balance December 31, 1998                        108           24           132
--------------------------------------------------------------------------------
Additions                                         50            4            54
Deductions                                       (67)         (17)          (84)
--------------------------------------------------------------------------------
Balance December 31, 1999                         91           11           102
--------------------------------------------------------------------------------
Deductions                                       (59)         (11)          (70)
--------------------------------------------------------------------------------
Balance December 31, 2000                      $  32          $--         $  32
================================================================================

Former Monsanto Restructuring Plans
In 1998, the company recorded net restructuring charges of $340 million as part of former Monsanto's overall strategy to reduce costs and continue the commitment to its core businesses. Total 1998 restructuring charges of $428 million were partially offset by $68 million from reversals of prior year restructuring reserves no longer needed and a $20 million gain from the sale of the Orcolite business, resulting in a net charge to earnings of $340 million.
  The 1998 net restructuring charges were recorded in the consolidated statement of earnings in the following categories:

====================================================================================================================================
                                                                   Workforce     Facility         Asset
                                                                  Reductions     Closures   Impairments         Other          Total
------------------------------------------------------------------------------------------------------------------------------------
Cost of goods sold                                                      $  6          $ 8          $ 84          $ --           $ 98
Amortization and adjustment of goodwill                                   --            3            63            --             66
Merger and Restructuring                                                 103           64           --            (14)           153
All other, net                                                            --           --            43           (20)            23
------------------------------------------------------------------------------------------------------------------------------------
TOTAL                                                                   $109          $75          $190          $(34)          $340
====================================================================================================================================

The activities the company planned to exit in connection with this restructuring plan principally comprised a tomato business and a business involved in the operation of membership-based health and wellness centers. This plan also contemplated exiting several small business activities, none of which had a significant effect on the restructuring reserve. The company recorded net restructuring charges of $327 million to cover the costs associated with these actions in 1998 and the reversal of prior restructuring reserves. The charges reflected $103 million for the elimination of approximately 1,400 jobs, primarily in manufacturing and administrative functions. Included in these actions were approximately 190 positions that had been part of a restructuring plan approved in 1996. The charges also reflect pretax amounts for asset impairments, primarily for property, plant and equipment; intangible assets; and certain investments, totaling $130 million. The asset impairments were recorded primarily because of the company's decision to sell certain nonstrategic businesses. Other impairment charges totaling $40 million were recorded in December 1998 because of management's decision to exit certain long-term investments. Fair values of the impaired assets and the businesses held for sale were recorded at their current market values or on estimated sale proceeds, based on either discounted cashflows or sales contracts.

                                       42
                    Pharmacia Corporation Annual Report 2000

  The December 1998 restructuring amounts also included pretax charges of $99 million for the shutdown or other rationalization of certain production and administrative facilities. Rationalization entails the consolidation, shutdown or movement of facilities to achieve more efficient operations. Approximately 80 facilities, located primarily in the U.S., Europe and Latin America, were affected by these actions. Charges for these shutdowns included $21 million for property, plant and equipment, $15 million for intangible assets, $26 million for miscellaneous investments, and $6 million for inventories. Leasehold termination costs of $13 million and various facility closure costs of $18 million, principally for facilities shutdown costs and contract cancellation payments, were also included in the shutdown charges. The closure or rationalization of these facilities was completed by December 31, 1999.
  In May 1998, the former Monsanto board of directors approved a plan to exit the company's optical products business, which included the Orcolite and Diamonex optical products business and the Diamonex performance products business (both reported in the other pharmaceuticals category). As a result, the company recorded net pretax charges of $13 million which are comprised of $68 million for the rationalization of the Diamonex business, $20 million pretax gain on the sale of the Orcolite business and $35 million pretax gain primarily related to the reversal of a prior restructuring reserve based on a decision not to rationalize a European pharmaceutical production facility. All of the actions relating to the May plan, including workforce reductions and payment of severance, were complete by December 31, 1999.
  In 1999, the company recorded a pretax gain of $54 million from the reversal of restructuring liabilities established in 1998. The restructuring liability reversals were required as a result of lower actual severance and facility shut-down costs than originally estimated.
  In October 1999, the company completed the sale of the alginates business, which resulted in the recording of discontinued operations. Included in the accounting for the discontinued operations are the reversals of restructuring liabilities established in 1998 of $27 million aftertax which were no longer required as a result of the sale of the alginates business on terms more favorable than originally anticipated.
  As of December 31, 2000 all activities relating to the restructuring plans associated with the former Monsanto Company have been substantially completed. Cash payments of $117 million were made to eliminate approximately 1,300 positions. Approximately another 100 positions in the original plan were eliminated through attrition, which resulted in a reversal of $4 million during 2000. These totals include workforce reductions from an earlier plan that were transferred into the 1998 plan.

Interest Expense and Income
Interest expense declined to $381 million during 2000, which was a change in trend from the previous two years. The decrease in expense during 2000 was due to reduced levels of debt as compared to prior periods. Proceeds received from the partial agricultural IPO that occurred in October and certain business divestitures were used to reduce corporate debt levels. Interest expense increased significantly in 1999 as the company made strategic investments in seed businesses and financed the acquisitions with long-term debt of various maturities. Interest expense rose to $408 million in 1999 as compared to $236 million in 1998. Similarly, the company realized increased interest income during 2000 due to increased average cash balances and increasing interest rates. The decline in interest income during 1999 as compared to 1998 was due to a change in investment composition and a decline in longer-term instruments. Interest income in 2000, 1999 and 1998 was $139 million, $110 million and $125 million, respectively.

Income Taxes
The annual effective tax rate in 2000 was 29 percent compared to 31 percent in 1999 and 46 percent in 1998. The elevated 1998 rate was largely due to nondeductible charges for acquired in-process R&D and goodwill from seed company acquisitions. The reduction in the rate in 2000 was attributable to income in lower rate tax jurisdictions offset in part by nondeductible merger-related costs.

Comprehensive Income
Comprehensive income is defined as all non-owner changes inequity and equals net earnings plus other comprehensive income (OCI). For Pharmacia, OCI consists of currency translation adjustments (CTA), unrealized gains and losses on available-for-sale securities, and minimum pension liability adjustments. Comprehensive income in millions for 2000, 1999 and 1998 was $288, $760 and $351, respectively. Unfavorable currency movements in 2000 were due to the continuing strength of the dollar against other currencies and reduced comprehensive income to an amount less than net earnings. Unrealized investment gains, particularly in equities, partially offset the unfavorable translation adjustment.
  Unfavorable currency movements in 1999 reduced comprehensive income resulting in an amount less than net earnings. Movements in the other components of OCI substantially off-set each other resulting in a minimal unfavorable impact on comprehensive income. Comprehensive income was less than net earnings in 1998 because unrealized losses on available-for-sale securities, coupled with the minimum pension liability adjustments, more than offset favorable CTA. Favorable CTA reflected the weaker U.S. dollar at December 31, 1998, relative to its general strength at the prior year end.
  Additional information regarding OCI is provided in notes to the consolidated financial statements.

                                       43
                    Pharmacia Corporation Annual Report 2000

Financial Condition, Liquidity, and Capital Resources

================================================================================
As of December 31,                           2000           1999           1998
--------------------------------------------------------------------------------
Dollars in millions
Working capital                          $  5,406       $  3,508       $  3,069
Current ratio                              1.88:1         1.49:1         1.46:1
Debt to total capitalization                 31.1%          42.8%          43.5%
================================================================================

Favorable growth in working capital and the current ratio, which occurred during the current year are mainly attributable to increases in cash and cash equivalents and accounts receivable as well as decreases in short-term debt.
The accounts receivable increases are due to sales volume and program changes for certain selling arrangements. Also, a reduction in commercial paper borrowings was the main factor in the reduced short-term debt balance. Working capital and the current ratio for 1999 improved in comparison to 1998 due largely to an increase in cash and trade receivables offset partly by higher short-term borrowings. The increase in short-term debt was due to larger current maturities and commercial paper positions at year end.
  The debt-to-total-capitalization ratio improved over 1999 due largely to the company's focus on debt reduction. During 2000, the company repurchased $362 million in long-term debt issues. This repurchase, in conjunction with reduced short-term debt levels favorably affected the measurement. The increase in shareholders' equity was due mainly to current year net income and the effects of the partial IPO of the agricultural business offset by negative currency translation adjustments. The debt-to-total-capitalization ratio from 1998 to 1999 decreased slightly due mainly to increased net income during 1999. The overall endpoint reflects the effect of higher long-term borrowing levels required to finance the seed company acquisitions in 1998. Significant merger and restructuring charges in 1998 combined with negative currency translation adjustments in both years also contributed to the higher percentage.
  During 2000, Monsanto Company, Pharmacia's agricultural subsidiary, completed a partial IPO of its shares that resulted in proceeds of approximately $700 million.
  Another significant source of funds during 2000 was the sales of certain discontinued businesses. Proceeds received in connection with these sales were $1.7 billion. See notes to the consolidated financial statements for a further description of these events.
  Net cash provided by continuing operations is a major source of funds to finance working capital, shareholder dividends, and capital expenditures. Cash from operations totaled $1.8 billion in 2000, $1.6 billion in 1999 and $1.2 billion in 1998.
  In addition to net cash flows provided by operations, other major sources of cash in 1999 and 1998 were the proceeds from the sale of investments and properties of $1.1 billion in 1999 and $1.6 billion in 1998.
  Over the three-year period from 1998 to 2000, significant uses of cash included acquisitions of seed companies for $4.1 billion in 1998, expenditures for property, plant, and equipment and the company's quarterly dividend payment to shareholders. Capital expenditures were $1.4 billion in 2000, $1.7 billion in 1999 and $1.6 billion in 1998. Committed capital spending for 2001 of approximately $580 million includes expansion and improvements to research and manufacturing facilities in the U.S. and Puerto Rico as well as continued investment in information technology.
  The company's future cash provided by operations and borrowing capacity is expected to cover normal operating cash flow needs, planned capital spending, and dividends for the foreseeable future. As of December 31, 2000, lines of credit available for company use totaled approximately $3.0 billion, of which $2.5 billion were committed. The company had A-1+ and P-1 ratings for its commercial paper and AA- and A1 general bond ratings from Standard & Poor's and Moody's, respectively, as of December 31, 2000.

Market Risk
Market risk represents the risk of a change in the value of a financial instrument, derivative or nonderivative, caused by fluctuations in interest rates, currency exchange rates, and commodity and equity prices. The company handles market risk in accordance with established policies and thereby enters into various derivative transactions. No such transactions are entered into for trading purposes.
  Because the company's short and long-term debt exceeds cash and investments, the exposure to interest-rate risk relates primarily to the debt portfolio. The company is actively managing all portfolios to reduce its cost and increase its return on investment. To ensure liquidity, the company will only invest in instruments with high credit quality where a secondary market exists. The company is in a position to keep all investments until final maturity and maintains the majority of long-term debt at fixed rates.
  The following sensitivity analysis presents the hypothetical change in fair value of those financial instruments held by the company at December 31, 2000, which are sensitive to changes in interest rates. Market risk is estimated as the potential change in fair value resulting from an immediate hypothetical one-percentage point parallel shift in the yield curve. The fair values of the company's investments and loans are based on quoted market prices or discounted future cash flows. As the carrying amounts on short-term loans and investments maturing in less than 180 days approximate the fair value, these are not included in the sensitivity analysis. The fair value of debt included in the analysis is $4.3 billion and excludes Employee Stock Ownership Plan (ESOP) guaranteed debt. A one-percentage point change in the interest rates would change the fair value of debt by $252 million.
  The company's management of currency exposure is primarily focused on reducing the negative impact of currency fluctuations on consolidated cash flows and earnings. The company

                                       44
                    Pharmacia Corporation Annual Report 2000 uses forward contracts, cross-currency swaps, and currency options to actively manage the net exposure in accordance with established hedging policies. The company hedges intercompany receivables, payables and loans and deposits as well as a portion of certain third party firm commitments and anticipated transactions. For these contracts, unfavorable currency movements of ten percent would negatively impact the fair market values of the related derivatives by $210 million.
  The company uses futures contracts to protect against commodity price increases mainly in the seeds business. The majority of these contracts hedge the purchases of soybeans and corn. A ten percent decrease in soybean and corn prices would have a negative impact on the fair value of those futures by $10 million and $3 million, respectively.
  The company also has investments in equity securities. All such investments are classified as long-term investments. The fair market value of these investments is $390 million. The majority of these investments are listed on a stock exchange or quoted in an over-the-counter market. If the market price of the traded securities were to decrease by ten percent, the fair value of the equities would decrease by $38 million. The company issued publicly traded instruments called Adjustable Conversion-rate Equity Securities (ACES). These instruments are classified as debt on the company's balance sheet although their fair value is impacted by the market price of the company's stock as well as interest rates. The fair market value of the ACES based on the traded price at December 29, 2000, is $907 million. A ten percent change in the company's stock price would affect fair value by $91 million.

Litigation and Contingent Liabilities
Various suits and claims arising in the ordinary course of business, including suits for personal injury alleged to have been caused by the use of the company's products, are pending against the company and its subsidiaries. The company also is involved in several administrative and judicial proceedings relating to environmental concerns, including actions brought by the U.S. Environmental Protection Agency (EPA) and state environmental agencies for remediation.
  In April 1999, a jury verdict was returned against DEKALB in a lawsuit filed in U.S. District Court in North Carolina. The lawsuit claims that a 1994 license agreement was induced by fraud stemming from nondisclosure of relevant information and that DEKALB did not have the right to license, make or sell products using the plaintiff's technology for glyphosate resistance under this agreement. The jury awarded $15 million in actual damages for unjust enrichment and $50 million in punitive damages. DEKALB has appealed this verdict, has meritorious grounds to overturn the verdict and intends to vigorously pursue all available means to have the verdict overturned. No provision has been made in the company's consolidated financial statements with respect to the award for punitive damages.
  On March 20, 1998, a jury verdict was returned against the company in a lawsuit filed in the California Superior Court. The lawsuit claims that the company delayed providing access to certain gene technology under a 1989 agreement. The jury awarded $175 million in future damages. On June 28, 2000, the California Court of Appeals reversed the jury verdict and related judgment of the trial court and directed that judgment should be entered in the company's favor. Mycogen's subsequent motion for rehearing has been denied. Mycogen's petition with the California Supreme Court requesting further review was granted on October 25, 2000, and their appeal of the reversal of judgment is continuing. No provision has been established in the company's consolidated financial statements with respect to this verdict.
  Based on information currently available and the company's experience with lawsuits of the nature of those currently filed or anticipated to be filed which have resulted from business activities to date, the amounts accrued for product and environmental liabilities are considered adequate. Although the company cannot predict and cannot make assurances with respect to the outcome of individual lawsuits, the ultimate liability should not have a material effect on its consolidated financial position. Unless there is a significant deviation from the historical pattern of resolution of such issues, the ultimate liability should not have a material adverse effect on the company's consolidated financial position, its results of operations, or liquidity.
  The company's estimate of the ultimate cost to be incurred in connection with environmental situations could change due to uncertainties at many sites with respect to potential clean-up remedies, the estimated cost of clean-up, and the company's share of a site's cost. With regard to the company's discontinued industrial chemical facility in North Haven, Connecticut, the company may soon be required to submit a corrective measures study report to the EPA. As the corrective action process progresses, it may become appropriate to reevaluate the existing reserves designated for remediation in light of changing circumstances. It is reasonably possible that a material increase in accrued liabilities will be required. It is not possible, however, to estimate a range of potential losses. Accordingly, it is not possible to determine what, if any, exposure exists at this time or when the expenditures might be made.

Partial Agricultural Business Initial Public Offering
On October 23, 2000, Monsanto sold 38,033,000 shares of its common stock at $20 per share in the IPO, including 3,033,000 shares of common stock with respect to which the underwriters exercised their over-allotment option. Subsequent to the offering, Pharmacia continues to own 220,000,000 shares of common stock, representing 85.3 percent ownership of Monsanto. The total net proceeds to the company were approximately $700 million.

Euro Conversion
Effective January 1, 1999, eleven European countries began operating with a new common currency, the euro. This has now increased to twelve with the addition of Greece. The euro will completely replace these countries' national currencies by January 1, 2002. The conversion to the euro requires changes in the company's operations as systems and commercial

                                       45
                    Pharmacia Corporation Annual Report 2000 arrangements are modified to deal with the new currency. Management created a project team to evaluate the impact of the euro conversion on the company's operations and develop and execute action plans, as necessary, to successfully effect the change. As of December 31, 2000, the company's systems were euro compliant, and during 2001 they all will have been converted to euro as their local currency. The cost of this effort through 2000 was approximately $9 million with an additional amount of $3 million expected before January 1, 2002.
  The conversion to the euro may have competitive implications on pricing and marketing strategies. However, any such impact is not known at this time. The introduction of the euro will not significantly change the currency exposure of the company, but will reduce the number of transactions performed in the market. At this point in its overall assessment, management believes the impact of the euro conversion on the company will not be significant. Still, uncertainty exists as to the effects the euro currency will have on the marketplace and, as a result, there is no guarantee that all problems will be foreseen and corrected, or that no material disruption of the company's business will occur.
  Three significant European governments (United Kingdom, Sweden, Denmark) had not approved measures to convert to the euro as of December 31, 2000. The impact that an abstention from conversion may have on the operations of the company, if any, is not known.

New Accounting Standards
In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements" (SAB
101). SAB 101 provides guidance related to revenue recognition and allows companies to report any changes in revenue recognition related to adopting its provisions as an accounting change at the time of implementation in accordance with Accounting Principles Board Opinion (APB) No. 20, "Accounting Changes."
  In connection with SAB 101, the company recorded a cumulative effect of a change in accounting principle, effective January 1, 2000, in the after-tax amount of $198 million (net of taxes of $108 million). This amount primarily relates to certain nonrefundable payments received from co-promotion partners that were recognized in earnings in prior years as well as certain agricultural revenues from biotechnology traits sold by third-party seed companies. Payments received in 1996 and 1998 comprised the majority of the adjustment. These payments have now been treated as deferred revenue and are being amortized over the terms of the underlying agreements.
  Also included in the $198 million cumulative catch-up adjustment was $26 million (net of taxes of $16 million) recognized by Monsanto related to biotechnolgy traits sales. The adoption of SAB 101 affected the company's method of recognition of traits sold through competitor seed companies. Monsanto now recognizes this license revenue when a grower purchases seed as compared with the previous practice of recognizing the licensee revenue when the third-party seed company sold the seed into the distribution system. As a result, no licensee revenues from biotechnology traits sold by third-party seed companies were recognized in the fourth quarter of 2000, whereas the fourth quarter of 1999 included $42 million of such revenues.
  The company recorded a cumulative effect of a change in accounting principle, effective January 1, 1999, for revenue recognized in 1998 related to the sales of marketing rights. The effect on earnings in 1999 was an after-tax loss of $20 million, net of taxes of $12 million.
  In 1998 the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement requires companies to record derivatives on the balance sheet as assets and liabilities measured at fair value. The accounting treatment of gains and losses resulting from changes in the value of derivatives depends on the use of the derivative and whether it qualifies for hedge accounting. Management created a project team to evaluate the impact of the new rules on its systems, policies and practices. Changes, where necessary, will be implemented in accordance with the adoption date, January 1, 2001.
  The net consolidated income statement effect of adopting SFAS 133 has been estimated to be less than one million dollars and consists of the recognition of instruments not previously required to be recorded in the financial statements and changes in existing balances due to the new rules. Additionally, certain reclassifications will be made to the consolidated balance sheet in accordance with the rules.

Forward-Looking Information
Certain statements contained in this Report are "forward-looking statements" provided under the "safe harbor" protection of the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements are anticipated financial results, financial projections, business prospects, future product performance, future research and development results, anticipated regulatory filings and approvals and other matters that are not historical facts.
  These forward-looking statements are based on the information available, and the expectations and assumptions deemed reasonable by the company, at the time when the statements are made. However, because these forward-looking statements are subject to many risks, uncertainties and changes over time, actual results may differ materially from those expressed or implied by such forward-looking statements.
  Among the many factors that may cause or contribute to actual results being materially different from those expressed or

                                       46
                    Pharmacia Corporation Annual Report 2000 implied by such forward-looking statements are acquisitions, divestitures, mergers, licenses or strategic initiatives that change the Company's structure or business; competitive effects from current and new products, including generic products, sold by other companies; price constraints imposed by managed care groups, institutions and government agencies; governmental actions to provide lower cost pharmaceutical products; the company's ability to continue to discover and license new compounds, develop product candidates, obtain regulatory approvals and market new products; the company's ability to secure and defend its intellectual property rights; the company's ability to attract and retain management and other key employees; unexpected product developments, including adverse reactions or regulatory actions; social, legal and political developments, especially those relating to health care reform, pharmaceutical pricing and governmental and public acceptance of biotechnology; unusual seasonal conditions in agricultural markets; new product, antitrust, intellectual property or environmental liabilities; unexpected changes in foreign currency exchange rates or general economic or business conditions; changes in applicable laws and regulations; changes in accounting standards or practices; and such other factors that may be described elsewhere in this Report or in other company filings with the U.S. Securities and Exchange Commission.

Selected Financial Data
On March 31, 2000, the company completed a merger accounted for as a pooling of interests, whereby a wholly owned subsidiary of the former Monsanto Company merged with and into Pharmacia & Upjohn, Inc. In connection with this, the former Monsanto Company changed its name to Pharmacia Corporation. All data prior to this date, except dividends, have been restated to reflect the combined operations of the two companies as if they had been merged during all prior periods.

====================================================================================================================================
Years Ended December 31                                                             2000       1999       1998       1997       1996
------------------------------------------------------------------------------------------------------------------------------------
Dollar amounts in millions, except per-share data
Net sales                                                                        $18,144    $16,425    $13,737    $12,580    $12,066
Earnings from continuing operations                                                  984      1,306        481        390        838
Pro forma(1) earnings from continuing operations                                     984      1,294        321        392        817
Total assets                                                                      26,656     27,194     26,705     20,970     19,891
Long-term debt                                                                     4,586      6,236      6,772      2,630      2,431
Diluted earnings per share from continuing operations                                .75       1.01        .37        .31        .68
Pro forma(1) diluted earnings per share from continuing operations                   .75       1.00        .25        .31        .66
Dividends declared per share(2)                                                       --         --         --         --         --
====================================================================================================================================

(1) Pro forma amounts include the effects of Staff Accounting Bulletin 101 "Revenue Recognition" (See Note 2 on page 55).

(2) Dividends declared has not been presented because the information would not be meaningful. The year ended December 31, 2000, included a combination of dividends declared by post-merger Pharmacia Corp., and former Monsanto Company and Pharmacia & Upjohn, Inc. Years prior to 2000 included amounts declared by former Monsanto Company and Pharmacia & Upjohn, Inc. (See Note 16 on page 67).

                                       47
                    Pharmacia Corporation Annual Report 2000

REPORTS OF MANAGEMENT AND INDEPENDENT ACCOUNTANTS

   Report of Management

Management is responsible for the consolidated financial statements and the other financial information included in this Annual Report. The Board of Directors, acting through its Audit and Finance Committee which is composed solely of directors who are not employees of the company, oversees the financial reporting process. The financial statements have been prepared in accordance with U.S. generally accepted accounting principles and include amounts based on judgments and estimates made by management. Actual results could differ from amounts estimated.
  Management has established systems of internal controls over financial reporting designed to provide reasonable assurance that the financial records used for preparing financial statements are reliable and that assets are safeguarded from unauthorized use or disposition. Internal auditors review accounting and control systems. The systems also are reviewed by the independent accountants to the extent deemed necessary to express the opinion set forth in their report.
  Management takes corrective actions to improve reporting and control systems in response to recommendations by the internal auditors and independent accountants. The appointment of the independent accountants is recommended by the Audit and Finance Committee to the Board of Directors.


Fred Hassan,
Chairman and Chief Executive Officer




Christopher J. Coughlin,
Executive Vice President and Chief Financial Officer





Report of Independent Accountants
To the Shareholders and Board of
Directors of Pharmacia Corporation

In our opinion, based on our audits and the reports of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of earnings, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Pharmacia Corporation and its subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Monsanto Company and the former Monsanto Company, which statements reflect total assets of $11,726,000 and $16,535,000 as of December 31, 2000 and 1999 and total revenues of $5,493,000, $9,172,000 and $6,979,000 for each of the three years in the period ended December 31, 2000. Those statements were audited by other auditors whose reports thereon included an explanatory paragraph that described the change in recognizing revenue discussed in Note 2 to the financial statements, and our opinion expressed herein, insofar as it relates to the amounts included for Monsanto Company and the former Monsanto Company, is based solely on the reports of the other auditors. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.
  As discussed in Note 2 to the consolidated financial statements, in 2000 the company changed its method of recognizing revenue to conform to the Securities and Exchange Commission's Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements.





PricewaterhouseCoopers LLP
Florham Park, New Jersey
February 12, 2001

                                       48
                    Pharmacia Corporation Annual Report 2000

CONSOLIDATED STATEMENTS OF EARNINGS

Dollar Amounts in Millions, Except Per-Share Data
For the Years Ended December 31                                                            2000              1999              1998
====================================================================================================================================
Net sales                                                                              $ 18,144          $ 16,425          $ 13,737
Cost of products sold                                                                     5,656             5,319             5,004
Research and development                                                                  2,753             2,815             2,176
Selling, general and administrative                                                       6,739             5,874             4,875
Amortization and adjustment of goodwill                                                     327               248               233
Merger and restructuring charges                                                          1,078                55               245
Interest income                                                                            (139)             (110)             (125)
Interest expense                                                                            381               408               236
Acquired in-process research and development                                                 --                --               402
All other, net                                                                              (24)              (82)             (201)
------------------------------------------------------------------------------------------------------------------------------------
Earnings before income taxes and minority interest                                        1,373             1,898               892
Provision for income taxes                                                                  395               592               411
Minority interest in agricultural subsidiaries, net of tax                                   (6)               --                --
------------------------------------------------------------------------------------------------------------------------------------
Earnings from continuing operations                                                         984             1,306               481
Income (loss) from discontinued operations, net of tax                                       --                57              (119)
(Loss) gain on sale of discontinued operations, net of tax                                  (37)               35                --
------------------------------------------------------------------------------------------------------------------------------------
Earnings before extraordinary item and cumulative effect of
  accounting change for revenue recognition                                                 947             1,398               362
Extraordinary item, net of tax                                                              (32)               --                --
Cumulative effect of accounting change, net of tax                                         (198)              (20)               --
------------------------------------------------------------------------------------------------------------------------------------
NET EARNINGS                                                                           $    717          $  1,378          $    362
====================================================================================================================================
EARNINGS PER COMMON SHARE:
  Basic
     Earnings from continuing operations                                               $    .76          $   1.04          $    .39
     Net earnings                                                                           .55              1.10               .29
  Diluted
     Earnings from continuing operations                                                    .75              1.01               .37
     Net earnings                                                                           .54              1.07               .28
====================================================================================================================================
PRO FORMA AMOUNTS ASSUMING ACCOUNTING CHANGE WAS MADE
  RETROACTIVELY (NOTE 2):
EARNINGS FROM CONTINUING OPERATIONS                                                    $    984          $  1,294          $    321
NET EARNINGS                                                                                915             1,386               202
PRO FORMA EARNINGS PER COMMON SHARE:
  Basic
     Earnings from continuing operations                                               $    .76          $   1.03          $    .25
     Net earnings                                                                           .71              1.10               .16
  Diluted
     Earnings from continuing operations                                                    .75              1.00               .25
     Net earnings                                                                           .69              1.08               .16
====================================================================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

                                       49
                    Pharmacia Corporation Annual Report 2000

CONSOLIDATED BALANCE SHEETS

Dollar Amounts in Millions, Except Par Value
December 31                                                                                                     2000           1999
====================================================================================================================================


CURRENT ASSETS:
Cash and cash equivalents                                                                                   $  2,166       $  1,600
Short-term investments                                                                                            35            138
Trade accounts receivable, less allowance of $292 (1999: $271)                                                 5,025          4,131
Inventories                                                                                                    2,772          2,905
Deferred income taxes                                                                                            774            842
Other                                                                                                            795          1,066
------------------------------------------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                                                                          11,567         10,682
Long-term investments                                                                                            444            476
Properties, net                                                                                                7,171          6,825
Goodwill, net of accumulated amortization of $739 (1999: $505)                                                 4,106          4,402
Other intangible assets, net of accumulated amortization of $819 (1999: $641)                                  1,153          1,394
Other noncurrent assets                                                                                        2,215          1,858
Net assets of discontinued operations                                                                             --          1,557
------------------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                                                $ 26,656       $ 27,194
====================================================================================================================================
CURRENT LIABILITIES:
Short-term debt                                                                                             $    833       $  1,992
Trade accounts payable                                                                                         1,361          1,272
Compensation and compensated absences                                                                            674            677
Dividends payable                                                                                                159            145
Income taxes payable                                                                                             357            255
Other                                                                                                          2,777          2,833
------------------------------------------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                                                                      6,161          7,174
Long-term debt                                                                                                 4,362          5,966
Guarantee of ESOP debt                                                                                           224            270
Postretirement benefit cost                                                                                    1,511          1,578
Deferred income taxes                                                                                            255            364
Other noncurrent liabilities                                                                                   1,138            931
Minority interest in agricultural subsidiaries                                                                 1,084           --
------------------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                                                             14,735         16,283
------------------------------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY:
Preferred stock, $0.01 par value; at stated rate authorized 10,000,000 shares, issued 6,518
  (1999: 6,692 shares)                                                                                           263            270
Common stock, $2 par value; authorized 3,000,000,000 shares, issued 1,468,342,000 shares
  (1999: 1,465,381,000 shares)                                                                                 2,937          2,931
Capital in excess of par value                                                                                 2,694          1,791
Retained earnings                                                                                             10,781         10,696
ESOP-related accounts                                                                                           (307)          (330)
Treasury stock                                                                                                (2,003)        (2,432)
Accumulated other comprehensive loss:
  Currency translation adjustments                                                                            (2,488)        (1,979)
  Unrealized investment gains, net                                                                               101             30
  Minimum pension liability adjustment                                                                           (57)           (66)
------------------------------------------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                                                                    11,921         10,911
------------------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                                                  $ 26,656       $ 27,194
====================================================================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

                                       50
                    Pharmacia Corporation Annual Report 2000

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Dollar Amounts in Millions
For the Years Ended December 31                                                  2000          1999          1998
=================================================================================================================
PREFERRED STOCK:
Balance at beginning of year                                                 $    270      $    277      $    282
Redemptions and conversions                                                        (7)           (7)           (5)
-----------------------------------------------------------------------------------------------------------------
Balance at end of year                                                            263           270           277
-----------------------------------------------------------------------------------------------------------------
COMMON STOCK:
Balance at beginning of year                                                    2,931         2,929         2,877
Issuance of shares                                                                  6             2            52
-----------------------------------------------------------------------------------------------------------------
Balance at end of year                                                          2,937         2,931         2,929
-----------------------------------------------------------------------------------------------------------------
CAPITAL IN EXCESS OF PAR VALUE:
Balance at beginning of year                                                    1,791         1,690           672
Stock option, incentive and dividend reinvestment plans                         1,278           106           118
Agricultural subsidiary stock offering                                           (380)           --            --
Other public offering                                                              --            --           894
Retirements, conversions and other                                                  5            (5)            6
-----------------------------------------------------------------------------------------------------------------
Balance at end of year                                                          2,694         1,791         1,690
-----------------------------------------------------------------------------------------------------------------
RETAINED EARNINGS:
Balance at beginning of year                                                   10,696         9,963        10,234
Net earnings                                                                      717         1,378           362
Dividends declared                                                               (619)         (632)         (620)
Dividends on preferred stock (net of tax)                                         (13)          (13)          (13)
-----------------------------------------------------------------------------------------------------------------
Balance at end of year                                                         10,781        10,696         9,963
-----------------------------------------------------------------------------------------------------------------
ESOP-RELATED ACCOUNTS:
Balance at beginning of year                                                     (330)         (360)         (383)
Third-party debt repayment                                                         39            39            35
Other                                                                             (16)           (9)          (12)
-----------------------------------------------------------------------------------------------------------------
Balance at end of year                                                           (307)         (330)         (360)
-----------------------------------------------------------------------------------------------------------------
TREASURY STOCK:
Balance at beginning of year                                                   (2,432)       (2,543)       (2,618)
Stock options and incentive plans                                                 429           234           192
Purchases of treasury stock                                                        --          (170)         (117)
Sales of treasury stock                                                            --            47            --
-----------------------------------------------------------------------------------------------------------------
Balance at end of year                                                         (2,003)       (2,432)       (2,543)
-----------------------------------------------------------------------------------------------------------------
ACCUMULATED OTHER COMPREHENSIVE LOSS:
Balance at beginning of year                                                   (2,015)       (1,397)       (1,386)
Other comprehensive loss                                                         (429)         (618)          (11)
-----------------------------------------------------------------------------------------------------------------
Balance at end of year                                                         (2,444)       (2,015)       (1,397)
-----------------------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                                   $ 11,921      $ 10,911      $ 10,559
=================================================================================================================
COMPREHENSIVE INCOME (NET OF TAX):
Currency translation adjustments                                             $   (509)     $   (617)     $     64
Unrealized investment gains (losses)                                               71            11           (37)
Minimum pension liability adjustments                                               9           (12)          (38)
-----------------------------------------------------------------------------------------------------------------
Other comprehensive loss                                                         (429)         (618)          (11)
Net earnings                                                                      717         1,378           362
-----------------------------------------------------------------------------------------------------------------
TOTAL COMPREHENSIVE INCOME                                                   $    288      $    760      $    351
=================================================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

                                       51
                    Pharmacia Corporation Annual Report 2000

CONSOLIDATED STATEMENTS OF CASH FLOWS

Dollar Amounts in Millions
For the Years Ended December 31                                               2000         1999         1998
==============================================================================================================
CASH FLOWS FROM OPERATIONS:
Net earnings                                                                $   717      $ 1,378      $   362
Adjustments to net earnings:
   Discontinued operations                                                       37          (92)         119
   Extraordinary item                                                            32           --           --
   Cumulative effect of accounting change                                       198           20           --
   Depreciation                                                                 728          666          609
   Amortization                                                                 539          479          398
   Deferred income taxes                                                       (384)         (22)        (390)
   Acquired in-process R&D expenses                                              --           --          402
   Stock compensation                                                           232           --           --
   Other                                                                        388          125          351
Changes in:
   Accounts receivable                                                         (979)        (655)        (765)
   Inventories                                                                   44         (221)        (314)
   Accounts payable and accrued liabilities                                     117          135         (118)
   Other non-trade receivables                                                   --         (109)         180
   Other liabilities                                                           (246)           9           53
   Other items                                                                  362          (67)         336
--------------------------------------------------------------------------------------------------------------
Cash provided by continuing operations                                        1,785        1,646        1,223
Cash (required) provided by discontinued operations                            (112)         171          198
--------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATIONS                                               1,673        1,817        1,421
--------------------------------------------------------------------------------------------------------------
CASH FLOWS PROVIDED (REQUIRED) BY INVESTMENT ACTIVITIES:

Purchases of property, plant & equipment                                     (1,356)      (1,678)      (1,595)
Seed company acquisitions and investments                                        --          (86)      (4,061)
Other acquisitions and investments                                             (149)        (217)        (922)
Investment and property disposal proceeds                                       249        1,013        1,219
Proceeds from sale of subsidiaries                                               76          125          332
Other                                                                            (5)        (145)          (3)
Discontinued operations                                                       1,669          288         (143)
--------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED (REQUIRED) BY INVESTMENT ACTIVITIES                           484         (700)      (5,173)
--------------------------------------------------------------------------------------------------------------
CASH FLOWS (REQUIRED) PROVIDED BY FINANCING ACTIVITIES:
Proceeds from issuance of long-term debt                                        500          135        3,938
Repayment of long-term debt                                                  (1,906)        (526)        (328)
Net (decrease) increase in short-term borrowings                             (1,401)         434         (285)
Issuance of stock                                                             1,991          202        1,090
Treasury stock purchases                                                         --         (170)        (117)
Dividend payments                                                              (622)        (641)        (639)
Other financing activities                                                      (46)         123          177
--------------------------------------------------------------------------------------------------------------
NET CASH (REQUIRED) PROVIDED BY FINANCING ACTIVITY                           (1,484)        (443)       3,836
--------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                                        (107)         (44)         (47)
--------------------------------------------------------------------------------------------------------------
Increase in cash and cash equivalents                                           566          630           37
--------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, beginning of year                                  1,600          970          933
--------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                                      $ 2,166      $ 1,600      $   970
==============================================================================================================
Cash paid during the year for:
   Interest (net of amounts capitalized)                                    $   379      $   386      $   353
   Income taxes                                                             $   724      $   494      $   398
Noncash investing activity:
   Assets disposed of in exchange for equity securities                     $    --      $    --      $    54
==============================================================================================================

The accompanying notes are an integral part of the consolidated financial statements.


                                       52
                    Pharmacia Corporation Annual Report 2000

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Dollars in Millions, Except Per-Share Data

On March 31, 2000, a subsidiary of the former Monsanto Company and Pharmacia & Upjohn (P&U) merged and the combined company was renamed Pharmacia Corporation ("Pharmacia" or "the company"). The merger was accounted for as a pooling of interests. As such, all data presented herein reflect the combined results of operations of the two predecessor companies, their statements of financial position and their cash flows as though they had always been combined, by applying consistent disclosures and classification practices.
  The former Monsanto Company was made up principally of a pharmaceutical business and an agricultural products business. As more fully discussed below, subsequent to the merger forming Pharmacia Corporation, the agricultural operations of the former Monsanto Company were placed into a subsidiary of Pharmacia with the name Monsanto Company (Monsanto). On October 23, 2000, Monsanto completed a partial initial public offering of 14.74 percent of its common stock.
  To avoid confusion throughout this document, "former Monsanto" will be used to refer to the pre-merger operations of the former Monsanto Company and "Monsanto" will refer to the agricultural subsidiary.
  In the notes that follow, all dollar amounts are stated in millions except per-share data. Per-share amounts are presented on a diluted, after-tax basis. Trademarks are indicated in italics.

1  SIGNIFICANT ACCOUNTING POLICIES AND OTHER

Basis of Presentation
The consolidated financial statements are presented on the basis of accounting principles that are generally accepted in the U.S. All professional accounting standards that are effective as of December 31, 2000 have been taken into consideration in preparing the financial statements. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported earnings, financial position and various disclosures. Actual results could differ from those estimates.

Principles of Consolidation
The consolidated financial statements include the accounts of the company and all majority-owned subsidiaries. All material intercompany transactions and balances have been eliminated in consolidation. Investments in affiliates which are not majority owned are reported using the equity method and are recorded in other noncurrent assets. Gains and losses resulting from the issuance of subsidiaries' stock are recognized in shareholders' equity.

Minority Interest
Minority interest represents the minority shareholders' proportionate share of equity and net income or loss of the company's consolidated Monsanto agricultural subsidiaries.

Currency Translation
The results of operations for non-U.S. subsidiaries, other than those located in highly inflationary countries, are translated into U.S. dollars using the average exchange rates during the year, while assets and liabilities are translated using period-end rates. Resulting translation adjustments are recorded as currency translation adjustments in shareholders' equity. For subsidiaries in highly inflationary countries, currency gains and losses resulting from translation and transactions are determined using a combination of current and historical rates and are reported directly in the consolidated statements of earnings.

Revenue Recognition
Revenues are recognized when title to products and risk of loss are transferred to customers. Where right of return exists, revenues are reduced at the time of sale to reflect expected returns that are estimated based on historical experience. License revenues and revenues from the sale of product rights are recognized when the rights have been contractually conferred to the licensee or purchaser. Additional conditions for recognition of revenue are that collection of sales proceeds is reasonably assured and the company has no further performance obligations under the sale or license agreement (see Note
2).

Cash Equivalents
The company considers all highly liquid debt instruments with an original maturity of 91 days or less to be cash equivalents.

Investments
The company has investments in debt securities that are classified in the consolidated balance sheet as short-term (restricted bank deposits and securities that mature in more than 91 days but not more than one year and securities with maturities beyond one year which management intends to sell within one year) or long-term (maturities beyond one year). The company also has investments in equity securities, all of which are classified as long-term investments.
  Investments are further categorized as being available-for-sale or expected to be held-to-maturity. Investments categorized as available-for-sale are marked to market based on quoted market values of the securities, with the resulting adjustments, net of deferred taxes, reported as a component of other comprehensive income in shareholders' equity until realized (see Note 4). Investments categorized as held-to-maturity are carried at amortized cost, without recognition of gains or losses that are deemed to be temporary, because the company has both the intent and the ability to hold these investments until they mature. When a decline in market value is deemed to be

                                       53
                    Pharmacia Corporation Annual Report 2000 other than temporary, the reduction to the investment in a security is charged to expense.

Inventories
Inventories are valued at the lower of cost or market. Cost is determined by the last-in, first-out (LIFO) method for most U.S. inventories and the first-in, first-out (FIFO) method for substantially all non-U.S. inventories.

Properties
Property, plant and equipment, including renewals and improvements, are recorded at acquisition cost. Depreciation is principally computed on the straight-line method for financial reporting purposes using weighted average asset lives for each classification, while accelerated methods are used for income tax purposes where permitted. Purchased and internally-developed computer software is capitalized and amortized over the software's useful life. Maintenance and repair costs are charged to earnings as incurred. Upon retirement or other disposition of property, any gain or loss is included in earnings.
  Impairment tests of long-lived assets are made when conditions indicate a possible loss. Such impairment tests are based on a comparison of undiscounted cash flows to the recorded value of the asset. If an impairment is indicated, the asset value is written down to its fair market value or expected cash flows at an appropriate discount rate, if fair market value is not readily determinable.

Goodwill and Other Intangibles
Goodwill represents the excess of the purchase cost over the fair value of net assets acquired and is presented net of accumulated amortization. Amortization of goodwill is recorded on a straight-line basis over various periods not exceeding 40 years. The company assesses the recoverability of goodwill and other intangibles when events or changes in circumstances indicate that the carrying amount may be impaired. If an impairment indicator exists, an estimate of future cash flows is developed and compared to the carrying amount of the goodwill. If the expected undiscounted cash flows are less than the carrying amount of the goodwill, an impairment loss is recognized for the difference between the carrying amount of the goodwill and discounted cash flows.
  Rights acquired under patent are reported at acquisition cost. Amortization is calculated on a straight-line basis over the remaining legal lives of the patents. Other intangible assets are amortized over the useful lives of those assets.

Product Liability
The company is self-insured for product liability exposures up to reasonable risk retention levels where excess coverages have been obtained. Liability calculations take into account such factors as specific claim amounts, past experience with such claims, number of claims reported and estimates of claims incurred but not yet reported. In addition to this base level of reserves, individually significant contingent losses are accrued for in compliance with applicable guidance. Product liability accruals are not reduced for expected insurance recoveries.

Income Taxes
The company applies an asset and liability approach to accounting for income taxes. Deferred tax liabilities and assets are recognized for the expected future tax consequences of temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the years in which the differences are expected to reverse. The company records deferred income taxes on subsidiaries' earnings that are not considered to be permanently invested in those subsidiaries.

Derivative Contracts
Forward currency exchange contracts, cross-currency interest-rate swaps, currency options and commodity futures (hereafter referred to as contracts) are held for purposes other than trading. The company holds certain contracts to hedge anticipated transactions and others to hedge recorded foreign currency denominated assets and liabilities. These contracts are marked to market each period. Certain of these contracts qualify for special hedge accounting and the periodic gains and losses for these instruments are deferred until the underlying transaction is realized. For the remainder, the resulting gains and losses are recognized in earnings. In all cases, the gains and losses realized are offset against the exposures of the underlying transactions. Generally, any premium or discount is amortized over the life of the contract. The carrying values of all contracts are generally reported with other current assets or other current liabilities. Gains or losses from currency transactions that are designated and effective as hedges of net investments are classified as currency translation adjustments in shareholders' equity.

Environmental Remediation Liabilities
The company accrues for environmental remediation liabilities when they are probable and reasonably estimable based on current law and existing technologies. The accruals are adjusted as further information develops or circumstances change. Costs of future expenditures do not reflect any claims for recoveries and are not discounted to their present value. Accruals for environmental liabilities are classified in the consolidated balance sheets primarily as other noncurrent liabilities.

Stock Based Compensation
Employee stock options are accounted for pursuant to Accounting Principles
Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees" (see Note
18).

Reclassifications
Certain reclassifications have been made to conform prior periods' data to the current presentation.

                                       54
                    Pharmacia Corporation Annual Report 2000

2  CHANGE IN ACCOUNTING PRINCIPLE

In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements" (SAB
101). SAB 101 provides guidance related to revenue recognition. SAB 101 allows companies to report any changes in revenue recognition related to adopting its provisions as an accounting change at the time of implementation in accordance with APB Opinion No. 20, "Accounting Changes."
  In connection with SAB 101, the company recorded a cumulative effect of a change in accounting principle, effective January 1, 2000, in the after-tax amount of $198 (net of taxes of $108). This amount primarily relates to certain nonrefundable payments received from co-promotion partners that were recognized in earnings in prior years as well as certain agricultural revenues from biotechnology traits sold by third-party seed companies. Payments received in 1996 and 1998 from co-promotion partners comprised the majority of the adjustment. These payments have now been treated as deferred revenue and are being amortized over the terms of the underlying agreements.
  Also included in the $198 cumulative catch-up adjustment was $26 (net of taxes of $16) recognized by Monsanto related to biotechnology traits sales. The adoption of SAB 101 affected the company's method of recognition of traits sold through competitor seed companies. Monsanto now recognizes this licensee revenue when a grower purchases seed as compared with the previous practice of recognizing the licensee revenue when the third-party seed company sold the seed into the distribution system. As a result, no licensee revenues from biotechnology traits sold by third-party seed companies were recognized in the fourth quarter of 2000 whereas the fourth quarter of 1999 included $42 of such revenues.
  Amortization of the deferred pharmaceutical revenue during 2000 was $22 and recognition of the fourth-quarter 1999 traits sales in 2000 resulted in recognition of $64 of pretax earnings.
  The company recorded a cumulative effect of a change in accounting principle, effective January 1, 1999, for revenue recognized in 1998 related to the sales of marketing rights. The effect on earnings in 1999 was an after-tax loss of $20, net of taxes of $12.

3  MERGER OF FORMER MONSANTO AND PHARMACIA & Upjohn

On March 31, 2000, the company completed a merger accounted for as a pooling of interests whereby a wholly owned subsidiary of the former Monsanto Company merged with and into Pharmacia & Upjohn, Inc. and the combined company changed its name to Pharmacia Corporation.
  Each share of common stock of Pharmacia & Upjohn issued and outstanding was converted into 1.19 shares of common stock of Pharmacia Corporation and each share of Series A Convertible Perpetual Preferred Stock of Pharmacia & Upjohn issued and outstanding was converted into one share of a new series of convertible preferred stock of Pharmacia Corporation designated as Series B Convertible Perpetual Preferred Stock. The Series B preferred shares have a conversion ratio into common shares of 1,725.5:1. Approximately 620 million shares of common stock were issued and approximately 6,640 shares of preferred stock were issued.
  All prior-period consolidated financial statements presented have been restated to include the combined results of operations, financial position, and cash flows of both companies as if they had always been a combined organization.
  There were no material transactions between former Monsanto Company and Pharmacia & Upjohn, Inc. prior to the combination. Certain reclassifications have been made to conform the respective financial statement presentations.
  The results of operations for the separate companies and the combined amounts presented in the consolidated financial statements for the periods prior to the merger follow. The reclassifications of sales represent certain types of revenue and income transactions reclassified to conform the presentation of the two combining companies. The adjustments to net income from continuing operations represent adjustments to income tax expense as a result of assuming the companies had always been combined.

================================================================================
                                                                        For the
                               Three Months Ended                   Years Ended
                                    March 31,2000                   December 31
                                       (Unaudited)          1999           1998
--------------------------------------------------------------------------------
Net sales:
   Former Monsanto                        $ 2,486        $ 9,146       $  7,237
   Pharmacia & Upjohn                       1,807          7,253          6,758
   Reclassifications                           --             26           (258)
--------------------------------------------------------------------------------
   Combined                               $ 4,293        $16,425       $ 13,737
================================================================================
Net earnings (loss):
   Former Monsanto                        $   (88)       $   575       $   (250)
   Pharmacia & Upjohn                         186            803            631
   Adjustments                                 --             --            (19)
--------------------------------------------------------------------------------
   Combined                               $    98        $ 1,378       $    362
================================================================================

4  OTHER COMPREHENSIVE INCOME

Other comprehensive income (OCI) for the company includes three components: changes in currency translation adjustments, unrealized gains and losses on available-for-sale securities, and minimum pension liability adjustments. The following table shows the changes in each OCI component. Reclassification adjustments represent items that are included in net earnings in the current period but previously were reported in OCI. To avoid double counting these items in comprehensive income, gains are subtracted from OCI, while losses are added.

                                       55
                    Pharmacia Corporation Annual Report 2000

==================================================================================================
                                                                         Tax
For the year ended                                Before             Expense               Net of
December 31, 2000                                    Tax        or (Benefit)                  Tax
--------------------------------------------------------------------------------------------------
Currency translation adjustments                   $(509)               $ --                $(509)
--------------------------------------------------------------------------------------------------
Unrealized investment gains                          154                  61                   93
   Less: reclassification adjustments
    for gains realized in net earnings                33                  11                   22
--------------------------------------------------------------------------------------------------
Net unrealized investment gains                      121                  50                   71
--------------------------------------------------------------------------------------------------
Minimum pension liability
   adjustments                                        21                  12                    9
--------------------------------------------------------------------------------------------------
Other comprehensive (loss)                         $(367)               $ 62                $(429)
==================================================================================================
For the year ended
December 31, 1999
--------------------------------------------------------------------------------------------------
Currency translation adjustments                   $(617)               $ --                $(617)
--------------------------------------------------------------------------------------------------
Unrealized investment gains                           32                   7                   25
   Less: reclassification adjustments
    for gains realized in net earnings                21                   7                   14
--------------------------------------------------------------------------------------------------
Net unrealized investment gains                       11                  --                   11
--------------------------------------------------------------------------------------------------
Minimum pension liability
   adjustments                                       (28)                (16)                 (12)
--------------------------------------------------------------------------------------------------
Other comprehensive (loss)                         $(634)               $(16)               $(618)
==================================================================================================
For the year ended
December 31, 1998
--------------------------------------------------------------------------------------------------
Currency translation adjustments                   $  63                $ (1)               $  64
--------------------------------------------------------------------------------------------------
Unrealized investment (losses)                       (53)                (22)                 (31)
   Less: reclassification adjustments
    for gains realized in net earnings                 8                   2                    6
--------------------------------------------------------------------------------------------------
Net unrealized investment (losses)                   (61)                (24)                 (37)
--------------------------------------------------------------------------------------------------
Minimum pension liability
    adjustments                                      (57)                (19)                 (38)
--------------------------------------------------------------------------------------------------
Other comprehensive (loss)                         $ (55)               $(44)               $ (11)
==================================================================================================

5  MERGER AND RESTRUCTURING CHARGES

The company recorded merger and restructuring charges of $1,078, $55 [$70 P&U and $(15) former Monsanto], and $245 [$92 P&U and $153 former Monsanto] during 2000, 1999 and 1998, respectively. In addition to these charges on the merger and restructuring line, the company recorded additional charges throughout the consolidated statement of earnings relating to restructuring plans. These charges are discussed below.
  During 2000, the former Monsanto Company and Pharmacia & Upjohn merged to form Pharmacia Corporation. As a result of that merger, there were many duplicate functions and locations, particularly in the prescription pharmaceutical segment and corporate functions. The company began a restructuring in order to integrate the two companies, eliminate duplicate positions and facilities, and create a consolidated headquarters in New Jersey. The businesses in the agricultural and pharmaceutical segments are simultaneously restructuring their businesses based on new strategic directions of the combined company.
  The board of directors approved a comprehensive integration and restructuring plan in the spring of 2000. The restructuring charges of this plan will be taken in several phases based upon the finalization and management approval of the various components of the plan. Due to the comprehensive nature of the restructuring, the timelines for the various components of the restructuring will occur over multiple years.
  The company recorded aggregate merger and restructuring charges of $1,226 during 2000. Of these charges $1,078 is recorded on the merger and restructuring line of the consolidated statement of earnings; $60 relating to the write-off of obsolete inventory appears in cost of sales; $88 relating to the write-off of goodwill is recorded as amortization and adjustment of goodwill.
  The $1,078 recorded in 2000 was comprised as follows:

- $601 to integrate the former Monsanto and P&U organizations such as consultant fees, contract termination costs and relocation costs as well as transaction costs such as investment bankers, attorneys, registration and regulatory fees and other professional services. Additionally, these costs include various employee incentive and change-of-control costs directly associated with the merger. The latter includes a non-cash charge of $232 during the first quarter that was related to certain employee stock options that were repriced in conjunction with the merger pursuant to change of control provisions. Pursuant to the terms of these "premium options," at consummation of the merger, the original above-market exercise price was reduced to equal the fair market value on the date of grant.
- $231 associated with restructuring the prescription pharmaceutical segment as a result of merging G.D. Searle, the pharmaceutical business of the former Monsanto Company, and Pharmacia & Upjohn operations worldwide. These actions resulted in duplicate facilities, computer systems and positions around the world. The charges consist of $155 relating to the separation of approximately 1,320 employees worldwide in research and development (R&D), manufacturing, marketing and administrative functions; $51 relating to asset write-downs resulting from duplicate computer systems and facilities; $22 relating to contract and lease terminations and $3 other exit costs.
- $150 relating to consolidating corporate and administrative functions in New Jersey and eliminating duplicate administrative positions. This charge is comprised of $113 relating to the separation of approximately 210 employees in corporate and administrative functions and $37 relating to asset write-downs (duplicate computer systems and leasehold improvements in duplicate facilities) and lease termination fees and other exit costs.
- $10 related to the separation of approximately 40 employees mainly in sales and R&D in other pharmaceutical operations.
- $15 relating to the reversals of prior P&U restructuring reserves that resulted from higher than anticipated proceeds on asset sales and lower than anticipated separation payments.

                                       56
                    Pharmacia Corporation Annual Report 2000

- $101 recorded by Monsanto primarily associated with the business decision to focus in four key crops and realign commercial and administrative operations in Western Europe and the Commonwealth of Independent States. An additional $2 recorded by Monsanto is associated with merger activities and is included as part of the $601 of merger costs.

  In addition to the amount recorded as merger and restructuring by Monsanto, an additional $148 of charges were recorded as outlined below:

================================================================================
                                           Unusual    Restructuring
                                             Items        Reversals       Total
--------------------------------------------------------------------------------
Cost of goods sold                           $ (60)              $-       $ (60)
Amortization and adjustment
   of goodwill                                 (88)               -         (88)
--------------------------------------------------------------------------------
Subtotal                                                                   (148)
--------------------------------------------------------------------------------
Merger and restructuring                      (107)               4        (103)
--------------------------------------------------------------------------------
Aggregate merger & restructuring                                          $(251)
================================================================================

  The net pretax charge of $251 was comprised of asset impairments of $185, workforce reduction costs of $61, contract terminations of $5 and other shutdown costs of $4. This charge was partially offset by the reversal of $4 of the 1998 restructuring liability, largely as a result of lower actual severance expense than originally estimated.
  The asset impairments consisted of $60 for inventories, $91 for intangible assets, $12 for accounts receivables and $22 for equipment write-offs. The workforce reduction charge reflected involuntary employee separation costs for 695 employees worldwide and included charges of $31 for positions in administration, $27 for positions in R&D and $3 for positions in manufacturing. The company expects the employee reductions to be completed by June 2001. The other exit costs included expenses associated with contract terminations and other shutdown costs.
  As of December 31, 2000, cash payments totaling $119 relating to the separation of approximately 1,350 employees from the pharmaceutical segments and corporate functions have been paid and charged against the liability. Additionally, 460 of the planned employee terminations in the agricultural segments were completed; 358 of these employees received cash severance payments totaling $28 during 2000 and 102 employees elected deferred payments of $9 which will be paid during the first quarter of 2001.
  Total restructuring charges and spending associated with the current restructuring plans relating to the integration of the former Pharmacia & Upjohn and Monsanto companies and the restructuring of the agricultural products and other pharmaceutical operations are as follows:

===================================================
                         Workforce       Other Exit
                        Reductions            Costs
---------------------------------------------------
2000 Charges                  $339              $34
2000 Spending                  147               19
---------------------------------------------------
Remaining balance             $192              $15
===================================================

Former Pharmacia & Upjohn Restructuring Plans
During 1999, the company recorded $54 in restructuring expenses including an adjustment of $3 to the 1998 turnaround restructuring. The charge included costs pertaining to reorganizations that will result in the elimination of certain R&D projects as well as the elimination of 375 employee positions, mainly impacting the pharmaceutical segments and corporate and administrative functions. The objective of the restructuring is to eliminate duplicate functions and investments in R&D as well as reorganize the sales force based on anticipated future requirements of the company. The adjustment to the prior restructuring liabilities of $3 was attributable to lower than anticipated employee separation costs.
  Employee separation benefits included in the 1999 charge are for elimination of positions in R&D of $26, corporate and administration of $18 and sales of $6. Project termination costs totaled $4 and asset write-downs totaled $3. As of December 31, 2000, $27 has been paid out and charged to the liability relating to the separation of approximately 280 employees. An additional $4 has been reversed due to lower than expected severance costs. The remaining liability is less than $19 and relates primarily to remaining separation annuity payments. The company anticipates all activities and payments associated with this restructuring to be substantially complete during 2001.
  In connection with the merger with Sugen, the company recorded $16 in merger transaction costs such as fees for investment bankers, attorneys, accountants, and other costs to effect the merger with Sugen, all of which were paid during 1999. These charges were recorded in merger and restructuring on the consolidated statement of earnings.
  In 1997 and 1998, former Pharmacia & Upjohn undertook a comprehensive turnaround program to significantly rationalize infrastructure, eliminate duplicate resources in manufacturing, administration and R&D.
  The total restructuring charges for 1998 and 1997 included involuntary employee separation costs for 580 and 1,320 employees worldwide, respectively. The 1998 charge included elimination of positions in marketing and administration of $55, R&D of $9, and manufacturing of $4. These amounts included an adjustment of $16 of the phase one accruals, mainly attributable to lower employee separation costs and, to a lesser extent, changes in plan estimates. The 1997 charge included elimination of positions in marketing and administration of $81, R&D of $22, and manufacturing of $31. As of December
31, 2000, the company had paid $186 in severance costs relating to approximately 1,900 employee separations in connection with the 1998 and 1997 charges. The remaining

                                       57
                    Pharmacia Corporation Annual Report 2000 balance for employee separation costs related to the turn-around program was $13 at December 31, 2000, comprised mainly of remaining annuity separation payments.
  The 1998 restructuring charge included asset write-downs for excess manufacturing, administration, and R&D facilities totaling $8. The 1998 amount included an adjustment of $15 of the phase one accruals, mainly attributable to changes in plan estimates, favorable outcomes on sales of facilities, and actual facility closure costs below the original estimates.
  Other costs included in the 1998 restructuring charge of $16 were primarily comprised of canceled contractual lease obligations and other costs. Offsetting 1998 charges in this grouping was an adjustment of $6 related to all restructuring charges prior to 1997.
  During 2000, the company adjusted the turnaround restructuring by $11 to reflect the sales of a facility at a price more favorable than anticipated and to reverse residual accruals. The company expects all activities and annuity payments associated with the turnaround program to be substantially complete during 2001.
  The following table displays a rollforward of the remaining liability balances associated with the restructuring plans of the former Pharmacia & Upjohn through December 31, 2000.

================================================================================
                                            Employee
                                          Separation
                                               Costs        Other         Total
--------------------------------------------------------------------------------

Balance January 1, 1998                        $ 153         $ 20         $ 173
Additions                                         68           16            84
Deductions                                      (113)         (12)         (125)
--------------------------------------------------------------------------------
Balance December 31, 1998                        108           24           132
--------------------------------------------------------------------------------
Additions                                         50            4            54
Deductions                                       (67)         (17)          (84)
--------------------------------------------------------------------------------
Balance December 31, 1999                         91           11           102
--------------------------------------------------------------------------------
Deductions                                       (59)         (11)          (70)
--------------------------------------------------------------------------------
Balance December 31, 2000                      $  32         $ --         $  32
================================================================================

Former Monsanto Restructuring Plans
In 1998, the company recorded net restructuring charges of $340 as part of former Monsanto's overall strategy to reduce costs and continue the commitment to its core businesses. Total 1998 restructuring charges of $428 were partially offset by $68 from reversals of prior year restructuring reserves no longer needed and $20 gain from the sale of the Orcolite business, resulting in a net charge to earnings of $340.
  The 1998 net restructuring charges were recorded in the consolidated statement of earnings in the following categories:

=================================================================================================================
                                               Workforce       Facility             Asset
                                              Reductions       Closures       Impairments       Other       Total
-----------------------------------------------------------------------------------------------------------------
Cost of goods sold                                  $  6            $ 8              $ 84         $--        $ 98
Amortization and adjustment of goodwill               --              3                63          --          66
Merger and restructuring                             103             64                --        (14)         153
All other, net                                        --             --                43        (20)          23
-----------------------------------------------------------------------------------------------------------------
TOTAL                                               $109            $75              $190       $(34)        $340
=================================================================================================================

  The activities the company planned to exit in connection with this restructuring plan principally comprised a tomato business and a business involved in the operation of membership-based health and wellness centers.
This plan also contemplated exiting several small business activities, none of which had a significant effect on the restructuring reserve. The company recorded net restructuring charges of $327 to cover the costs associated with these actions in 1998 and the reversal of prior restructuring reserves. The charges reflected $103 for the elimination of approximately 1,400 jobs, primarily in manufacturing and administrative functions. Included in these actions were approximately 190 positions that had been part of a restructuring plan approved in 1996. The charges also reflect pretax amounts for asset impairments, primarily for property, plant and equipment; intangible assets; and certain investments, totaling $130. The asset impairments were recorded primarily because of the company's decision to sell certain nonstrategic businesses. Other impairment charges totaling $40 were recorded in December 1998 because of management's decision to exit certain long-term investments. Fair values of the impaired assets and the businesses held for sale were recorded at their current market values or on estimated sale proceeds, based on either discounted cashflows or sales contracts.
  The December 1998 restructuring amounts also included pretax charges of $99 for the shutdown or other rationalization of certain production and administrative facilities. Rationalization entails the consolidation, shutdown or movement of facilities to achieve more efficient operations. Approximately
80 facilities, located primarily in the United States, Europe and Latin America, were affected by these actions. Charges for these shutdowns included $21 for property, plant and equipment, $15 for intangible assets, $26 for miscellaneous investments, and $6 for inventories. Leasehold termination costs of $13 and various facility closure costs of $18, principally for facilities shutdown costs, and contract cancellation payments, were also included in the shutdown charges. The closure or rationalization of these facilities was completed by December 31, 1999.

                                       58
                    Pharmacia Corporation Annual Report 2000

  In May 1998, the former Monsanto board of directors approved a plan to exit the company's optical products business, which included the Orcolite and Diamonex optical products business and the Diamonex performance products business (both reported in other pharmaceuticals). As a result, the company recorded net pretax charges of $13 which are comprised of $68 for the rationalization of the Diamonex business, $20 pretax gain on the sale of the Orcolite business and $35 pretax gain primarily related to the reversal of a prior restructuring reserve based on a decision not to rationalize a European pharmaceutical production facility. All of the actions relating to the May plan, including workforce reductions and payment of severance, were complete by December 31, 1999.
  In 1999, the company recorded a pretax gain of $54 from the reversal of restructuring liabilities established in 1998. The restructuring liability reversals were required as a result of lower actual severance and facility shut-down costs than originally estimated.
  In October 1999, the company completed the sale of the alginates business, which resulted in the recording of discontinued operations. Included in the accounting for the discontinued operations are the reversals of restructuring liabilities established in 1998 of $27 after tax which were no longer required as a result of the sale of the alginates business on terms more favorable than originally anticipated.
  As of December 31, 2000 all activities relating to the restructuring plans associated with the former Monsanto Company have been substantially completed. Cash payments of $117 were made to eliminate approximately 1,300 positions. Approximately another 100 positions in the original plan were eliminated through attrition, which resulted in a reversal of $4 during 2000. These totals include workforce reductions from an earlier plan that were transferred to the 1998 plan.

6  INCOME TAXES

The components of earnings before income taxes were:

================================================================================
Years Ended December 31                           2000         1999        1998
--------------------------------------------------------------------------------
U.S.                                            $  110       $  768       $ (37)
Non-U.S.                                         1,263        1,130         929
--------------------------------------------------------------------------------
Earnings before income taxes                    $1,373       $1,898       $ 892
================================================================================

The provision for income taxes included in the consolidated statements of earnings consisted of:

================================================================================
Years Ended December 31                          2000         1999         1998
--------------------------------------------------------------------------------
CURRENTLY PAYABLE:
U.S.                                            $ 435        $ 215        $ 380
Non-U.S.                                          357          394          422
--------------------------------------------------------------------------------
Total currently payable                           792          609          802
--------------------------------------------------------------------------------
DEFERRED:
U.S.                                             (391)          48         (276)
Non-U.S.                                           (6)         (65)        (115)
--------------------------------------------------------------------------------
Total deferred                                   (397)         (17)        (391)
--------------------------------------------------------------------------------
Provision For Income Taxes                      $ 395        $ 592        $ 411
================================================================================

Differences between the company's effective tax rate and the U.S. statutory tax rate were as follows:

================================================================================
Percent of Pretax Income                             2000       1999       1998
--------------------------------------------------------------------------------
Statutory tax rate                                   35.0%      35.0%      35.0%
Lower rates in other jurisdictions, net              (7.7)      (4.0)      (6.2)
U.S. R&D tax credit                                  (4.2)      (2.1)      (3.8)
Non-deductible goodwill                               4.6        4.1        6.7
Acquired in-process R&D                                --         --        8.0
Valuation allowances                                 (0.2)        --        5.5
Merger related costs                                  3.4         --         --
All other, net                                       (2.1)      (1.9)       0.9
--------------------------------------------------------------------------------
Effective tax rate                                   28.8%      31.1%      46.1%
================================================================================

  The lower rates in other jurisdictions are principally attributable to operations in jurisdictions subject to more favorable tax rates. Excluding restructuring and other special items, the annual effective tax rate was 30 percent, 30 percent, and 34 percent for 2000, 1999 and 1998, respectively.

                                       59
                    Pharmacia Corporation Annual Report 2000

  Deferred income taxes are in the consolidated balance sheets as follows:

==========================================================================================
                                    2000              2000             1999           1999
December 31                       Assets       Liabilities           Assets    Liabilities
------------------------------------------------------------------------------------------
Components of
   deferred taxes were:
   Property, plant
    and equipment                $    --           $   560           $   --           $594
   Inventory                         307                --              404             --
   Compensation and
    retirement plans                 909               244              501             45
   Swedish tax deferrals              --                41               --             49
   Tax loss and tax
    credit carryforwards             878                --              801             --
   Environmental and
    product liabilities               46                --               46             --
   Tax on unremitted
    earnings                          --                82               --            106
   Intangibles                        93                --              120             --
   All other                         825               201              638            169
------------------------------------------------------------------------------------------
Subtotal                           3,058             1,128            2,510            963
Valuation allowances                (226)                              (240)
------------------------------------------------------------------------------------------
Total deferred taxes             $ 2,832           $ 1,128           $2,270           $963
------------------------------------------------------------------------------------------
Net deferred tax assets          $ 1,704                             $1,307
==========================================================================================

  As of December 31, 2000, Pharmacia had net operating loss carryforwards of approximately $647, of which $240 have various expiration dates through 2017, and tax credit carryforwards of $621, of which $604 have various expiration dates through 2019. As of December 31, 2000, Pharmacia has recorded valuation allowances of $226 against these carryforwards in jurisdictions where recovery of these carryforwards is uncertain. At December 31, 2000, undistributed earnings of subsidiaries considered permanently invested, for which deferred income taxes have not been provided, were approximately $5,500.

7  MERGERS, ACQUISITIONS AND DIVESTITURES

In December 1999, the company withdrew its filing for U.S. antitrust clearance of its proposed merger with Delta and Pine Land Company (D&PL) in light of the U.S. Department of Justice's unwillingness to approve the transaction on commercially reasonable terms. On January 3, 2000, the company paid D&PL $80 in cash, equal to the amount of a termination fee set forth in the merger agreement. Other related expenses amounted to an additional $5.
  On August 31, 1999, the company completed its merger with Sugen by exchanging approximately 12 million shares of its common stock for all of the common stock of Sugen. Each share of Sugen common stock was exchanged for .7248 of one share of Pharmacia common stock. In addition, terms of outstanding Sugen stock options, stock warrants, convertible debt, and warrants on convertible debt were changed to convert Sugen securities to Pharmacia securities using the same exchange ratio.

Acquisitions
On October 20, 1999, the former Monsanto and Cargill, Inc. (Cargill) reached an agreement that resolved outstanding issues related to Pharmacia's purchase of certain international seed operations of Cargill. Under terms of the agreement, Cargill made a cash payment of $335 to Pharmacia for the lost use of certain germplasm and damages caused by the delay in integrating certain international seed operations and legal expenses. Additionally, Pharmacia and Pioneer Hi-Bred International, Inc. (Pioneer) announced a resolution of the litigation between them stemming from Pharmacia's purchase of Cargill's international seed operations. Under terms of this agreement, Pharmacia was required to destroy genetic material derived from Pioneer's seed lines and pay damages of $42 to Pioneer. As a result, the purchase price for certain international seed operations of Cargill was reduced by $307 and a liability of $42 was recorded. The net balance of $28 from the Cargill and Pioneer settlements was recorded in the 1999 statement of consolidated earnings as reimbursement of incremental cost incurred.
  In 1998, the former Monsanto made strategic acquisitions of several seed companies. In July 1998, the company acquired Plant Breeding International Cambridge (PBIC) for approximately $525. In October 1998, the former Monsanto announced the acquisition of certain international seed operations in the United Kingdom, for approximately $1,400. In December 1998, the company completed its acquisition of DEKALB Genetics Corporation (DEKALB) for approximately $2,300. The company accounted for these acquisitions as purchases. The company's final purchase price allocations for the principal acquisitions made during 1998 were to goodwill, $2,648; germplasm and core technology, $324; trademarks, $222; in-process R&D, $402; exit costs and employee termination liabilities, ($54); inventories and other individually insignificant tangible assets and liabilities, $421. The final purchase price allocations were based on final valuation studies. The following pretax charges were recorded in 1998 for the write-off of acquired in-process R&D related to these acquisitions; approximately $60 for PBIC, approximately $150 for DEKALB and approximately $190 for certain Cargill international seed operations. Management believed that the technological feasibility of the acquired in-process R&D had not been established and that it had no alternative future uses. Accordingly, the amounts allocated to in-process R&D were required to be expensed immediately under accounting principles generally accepted in the U.S.
  At the time of and in connection with the 1998 seed company acquisitions, the former Monsanto established a plan to integrate the acquired businesses. This plan involved closing or rationalizing (consolidating, shutting down or moving facilities to achieve more efficient operations) certain assets or facilities and eliminating approximately 1,400 jobs, primarily in

                                       60
                    Pharmacia Corporation Annual Report 2000 manufacturing and administrative functions, as part of this integration plan. Approximately 300 of these positions related to the former Monsanto's existing seed operations and were therefore included in the December 1998 restructuring plan discussed in Note 5--Merger and Restructuring Charges. The costs related to approximately 1,000 positions and the other actions were originally estimated to be $78, and were recognized as liabilities in 1998. As of December 31, 1999, over 900 positions had been eliminated at a cost of approximately $50 and the original liability was reduced during 1999 by $14 as a result of lower actual severance costs resulting in an adjustment to the final purchase price allocations to goodwill. The remaining 200 positions (including an estimated 100 additional positions identified in 1999) were eliminated during 2000 at a cost of approximately $4 and the original liability was reduced by an additional $10 to zero.
  The in-process R&D charges for the 1998 seed company acquisitions covered numerous seed breeding projects, no single one of which was significant, as is typical in the seed industry. These projects consisted of conventional breeding programs for corn, wheat and other hybrids; conventional breeding for soybean varieties; and the development of transgenic crops. Successful commercialization of products developed through these projects is expected to occur five to nine years after program initiation. The in-process R&D projects were valued using a discounted cash flow method with risk-adjusted discount rates generally ranging from 12 percent to 20 percent, which took into account the stage of completion and the appropriate development cycle of each in-process R&D category. The in-process projects were at various stages of completion at the dates of acquisition. Revenues from the in-process R&D projects related to the 1998 acquisitions began in 1999. On average, a new seed technology is in the research process or developmental stage for approximately eight years before it is launched in a commercial product. Additionally, based on historical experience, Monsanto assumed that approximately one eighth of the products in the in-process pipeline would be released or launched each year for the next eight years. From this information, a weighted-average percent complete was computed. The present value of future cash flows was then multiplied by the estimated percentage complete as of the valuation date to determine the value of the acquired in-process R&D.

Divestitures
On July 1, 1999, the company announced its intention to sell the artificial sweetener and biogum businesses. In addition, Pharmacia has transferred the remaining Roundup lawn-and-garden and nutrition research operations to the agricultural segments. In 1998, the company committed to a plan to sell the alginates and ORTHO lawn-and-garden businesses. The financial results of these businesses have been reclassified as discontinued operations and, for all periods presented, the consolidated financial statements and notes have been reclassified to conform to this presentation. Previously reported amounts have also been reclassified to make them consistent with the current presentation. See Note 21--Discontinued Operations.
  In 1999, the company completed the sale of Stoneville Pedigreed Seed Company (Stoneville). Proceeds were $92, resulting in a pretax gain of $35. Proceeds from the sale were used to reduce debt. In April 1999, Pharmacia completed the sale of NSC Technologies Company to Great Lakes Chemical Corporation for proceeds of $125. Proceeds from the sale were primarily used to reduce debt and resulted in a pretax gain of approximately $40.
  In December 1998, the company sold substantially all of P&U's nutritional therapies business to Fresenius AG for a loss of $52. To comply with antitrust regulations in Germany, operations there were not sold to Fresenius. In the third quarter of 1999, the company completed the sale of the nutrition business in Germany to Baxter Deutschland GmbH for a gain. The consummation of the disposal of the final component of the business, the China operations, was concluded in the first quarter of 2000 at a gain of $29.
  The earnings statement effects of these events and activities are reported in "All other, net."

8  EARNINGS PER SHARE

Basic earnings per share is computed by dividing the earnings measure by the weighted average number of shares of common stock outstanding. Diluted earnings per share is computed assuming the exercise of stock options, conversion of preferred stock, and the issuance of stock as incentive compensation to certain employees. Also in the diluted computation, earnings from continuing operations and net earnings are reduced by an incremental contribution to the Employee Stock Ownership Plan (ESOP). This contribution is the after-tax difference between the income the ESOP would have received in

                                       61
                    Pharmacia Corporation Annual Report 2000 preferred stock dividends and the dividend on the common shares assumed to have been outstanding.

   The following table reconciles the numerators and denominators of the basic and diluted earnings per share computations:

====================================================================================================================================
Years Ended December 31                                    2000          2000         1999          1999         1998          1998
                                                          Basic       Diluted        Basic       Diluted        Basic       Diluted
------------------------------------------------------------------------------------------------------------------------------------
EPS numerator:
Earnings from continuing operations                      $  984        $  984       $1,306        $1,306       $  481        $  481
Less: Preferred stock dividends, net of tax                (13)            --         (13)            --         (13)            --
Less: ESOP contribution, net of tax                          --           (8)           --           (5)           --            (5)
Interest effects--convertible instruments                    --            --           --            --           --             1
------------------------------------------------------------------------------------------------------------------------------------
Earnings from continuing operations available to
   common shareholders                                   $  971        $  976       $1,293        $1,301       $  468        $  477
------------------------------------------------------------------------------------------------------------------------------------
EPS denominator:
Average common shares outstanding                         1,274         1,274        1,249         1,249        1,219         1,219
Effect of dilutive securities:
Stock options and stock warrants                             --            21           --            23           --            34
Convertible instruments and incentive compensation           --            12           --            12           --            13
------------------------------------------------------------------------------------------------------------------------------------
Total shares                                              1,274         1,307        1,249         1,284        1,219         1,266
------------------------------------------------------------------------------------------------------------------------------------
Earnings (loss) per share:
Continuing operations                                    $  .76        $  .75       $ 1.04        $ 1.01       $  .39        $  .37
Discontinued operations                                      --            --          .05           .05        (.10)          (.09)
(Loss)/gain on sale of discontinued operation             (.03)         (.03)          .03           .03           --            --
Extraordinary item                                        (.03)         (.03)           --            --           --            --
Cumulative effect of accounting change                    (.15)         (.15)        (.02)         (.02)           --            --
------------------------------------------------------------------------------------------------------------------------------------
Net earnings                                             $  .55        $  .54       $ 1.10        $ 1.07       $  .29        $  .28
====================================================================================================================================

9  ACCOUNTS RECEIVABLE AND INVENTORIES

The following table displays a roll-forward of allowances for doubtful trade accounts receivable for the three years ended December 31, 2000:

=================================================================
-----------------------------------------------------------------
Balance January 1, 1998                                     $142
Additions--charged to expense                                 77
Deductions                                                   (29)
-----------------------------------------------------------------
Balance December 31, 1998                                    190
Additions--charged to expense                                110
Deductions                                                   (29)
-----------------------------------------------------------------
Balance December 31, 1999                                    271
Additions--charged to expense                                 78
Deductions                                                   (57)
-----------------------------------------------------------------
Balance December 31, 2000                                   $292
=================================================================

Inventories valued on the LIFO method had an estimated replacement cost (FIFO basis) of $1,434 at December 31, 2000, and $1,038 at December 31, 1999.

================================================================================
December 31                                                2000          1999
--------------------------------------------------------------------------------
Estimated replacement cost (FIFO basis):
Finished products                                         $ 1,042       $ 1,281
Raw materials, supplies and work in process                 1,941         1,794
--------------------------------------------------------------------------------
Inventories (FIFO basis)                                    2,983         3,075
Less reduction to LIFO cost                                  (211)         (170)
--------------------------------------------------------------------------------
Inventories                                               $ 2,772       $ 2,905
================================================================================

                                       62
                    Pharmacia Corporation Annual Report 2000

10 INVESTMENTS

=========================================================
December 31                               2000       1999
---------------------------------------------------------
Short-term investments:
Available-for-sale:
Certificates of deposit                    $12       $ 38
Kingdom of Sweden debt instruments          --         23
Corporate notes                             --         15
U.S. Treasury securities and other
   U.S. Government obligations               1         14
Other                                        6          2
---------------------------------------------------------
Total available-for-sale                    19         92
Held-to-maturity                            16         46
---------------------------------------------------------
Total short-term investments               $35       $138
=========================================================

Amortized cost of short-term investments classified as available-for-sale approximates fair market value. Short-term investments classified as held-to-maturity consist primarily of bank certificates of deposit with amortized cost approximating fair market value.



================================================================================
                                                        Unrealized
                                                    ------------------
                                                                        Carrying
Long-Term Investments                     Cost      Gains     (Losses)     Value
--------------------------------------------------------------------------------

December 31, 2000
Available-for-sale:
Equity securities                         $226      $ 169       $  (5)      $390
Other                                        2         --          --          2
--------------------------------------------------------------------------------
Total available-for-sale                  $228      $ 169       $  (5)       392
Held-to-maturity                          ===========================         52
                                                                            ----
Total long-term investments                                                 $444
================================================================================
December 31, 1999
Available-for-sale:
Equity securities                         $221      $  53       $ (13)      $261
Mortgage-backed
   securities--
   guaranteed by
   the U.S. Government                     114         --          (1)       113
Other                                       16         --          --         16
--------------------------------------------------------------------------------
Total available-for-sale                  $351      $  53       $ (14)       390
Held-to-maturity                          ===========================         86
                                                                            ----
Total long-term investments                                                 $476
================================================================================


The total of net unrealized gains (net of deferred taxes) included in shareholders' equity amounted to $101 at December 31, 2000, compared to $30 and $19 at December 31, 1999 and 1998, respectively.
  The proceeds realized from the sale of available-for-sale debt securities were $227, $349 and $254 for 2000, 1999 and 1998, respectively. Profits realized on these sales are recorded as interest income. During 2000, 1999 and 1998, the proceeds realized from the sale of available-for-sale equity securities amounted to $50, $48 and $53. Profits realized on these sales are recorded in "All other, net." Based on original cost, gains and losses of $34, $25 and $(16) were realized on all sales of available-for-sale securities in 2000, 1999 and 1998, respectively.
  Long-term investments held-to-maturity are summarized as follows:

================================================================================
                                        2000        2000        1999        1999
                                        Fair   Amortized        Fair   Amortized
December 31                            Value        Cost       Value        Cost
--------------------------------------------------------------------------------
Guaranteed by the
   U.S. Government                       $34         $34         $51         $51
Corporate notes                           15          15          30          30
Commonwealth of Puerto
   Rico debt instruments                   3           3           5           5
--------------------------------------------------------------------------------
Long-term investments
   held to maturity                      $52         $52         $86         $86
================================================================================

Scheduled maturities of long-term securities to be held to maturity were from 2001 to 2022.

11  PROPERTIES, NET

================================================================================
December 31                                               2000             1999
--------------------------------------------------------------------------------
Land                                                   $   190          $   195
Buildings and improvements                               3,223            3,189
Equipment                                                7,362            6,670
Construction in process                                  1,599            1,704
Less allowance for depreciation                         (5,203)          (4,933)
--------------------------------------------------------------------------------
Properties, net                                        $ 7,171          $ 6,825
================================================================================

12  LINES OF CREDIT AND DEBT

The company has committed borrowing facilities amounting to $2,500 that were unused as of December 31, 2000. Expiration periods occur as follows: $1,500 in 2001, $500 in 2004 and $500 in 2005. The facilities exist largely to support commercial paper borrowings. While there are no related compensating balances, the facilities are subject to various fees. The company also has uncommitted lines of credit amounting to $500 available with various U.S. and international banks, of which $27 were used at December 31, 2000.

================================================================================
Short Term Debt
December 31                                                  2000           1999
--------------------------------------------------------------------------------
Current maturities of long-term debt                         $631         $  442
Notes payable to banks                                        103            177
Commercial paper                                               50          1,253
Bank overdrafts                                                49            120
--------------------------------------------------------------------------------
Total short-term debt                                        $833         $1,992
================================================================================

                                       63
                    Pharmacia Corporation Annual Report 2000

The weighted-average interest rate on short-term debt (excluding current maturities of long-term debt) for 2000, 1999 and 1998 was 10.29 percent, 6.79 percent and 6.79 percent, respectively. The increase in rates between 1999 and 2000 was attributable to the reduction in commercial paper borrowings, which carried traditionally lower rates as compared to the overall debt mix. Principal balances on which the weighted average interest rates are calculated exclude current maturities of long-term debt and were $202 and $1,550 for 2000 and 1999, respectively.

================================================================================
Long-Term Debt
December 31                                                      2000       1999
--------------------------------------------------------------------------------
6 1/2% Adjustable conversion-rate equity security
   units due 2003                                              $  700     $  700
6.6% debentures due 2028                                          697        697
5 3/4% notes due 2005                                             599        599
Commercial paper                                                  500      1,000
6 1/2% debentures due 2018                                        498        498
Variable--rate notes due 2003                                     422        480
5 7/8% notes due 2008                                             199        199
6 3/4% debentures due 2027                                        199        199
Industrial revenue bond obligations, 7.2% average
   rate at December 31, 2000, due 2001 to 2028                    164        324
Medium-term notes, 6.0% average rate at
   December 31, 2000, due 2001 to 2018                            121        165
5.6% yen note due 2016                                             87         99
8 7/8% debentures due 2009                                         25         99
8.2% debentures due 2025                                            5        150
8.7% debentures due 2021                                            3        100
5 3/8% notes due 2001                                              --        500
Other                                                             143        157
--------------------------------------------------------------------------------
Total long-term debt                                           $4,362     $5,966
================================================================================

Annual aggregate maturities of long-term debt during the next five years are:
2002--$80; 2003--$1,140; 2004--$14; 2005--$660 and 2006 and beyond--$2,468. The commercial paper balance of $500 is the obligation of the company's agricultural subsidiary and was classified as long term due to their intention to renew these issues beyond 2001. The company has guaranteed two ESOP related notes for original principal amounts of $275 (9.79%) and $80 (8.13%) with maturities ranging between 2001 and 2006. At December 31, 2000, the balance of the guarantees was $270 of which $46 was classified as current. Principal payments cause the recognition of compensation expense. Annual aggregate maturities of guaranteed debt through expiration are: 2002--$57; 2003--$65; 2004--$73; 2005--$15; 2006--$14.
  In December 2000, the company repurchased certain long-term debt issues with a total principal amount of $362. The cost of this action was $52, $32 net of taxes, and is classified as extraordinary on the consolidated statement of earnings. The costs related to the tender are comprised of normal inducement premiums and professional and administrative fees.

  Information regarding interest expense follows:

================================================================================
Years Ended December 31                            2000         1999        1998
--------------------------------------------------------------------------------
Interest cost incurred                            $ 444       $ 463       $ 286
Less: Capitalized on construction                   (63)        (55)        (50)
--------------------------------------------------------------------------------
Interest expense                                  $ 381       $ 408       $ 236
================================================================================

13  COMMITMENTS, CONTINGENT LIABILITIES AND LITIGATION

Future minimum payments under noncancellable operating leases, and unconditional purchase obligations at December 31, 2000 (approximately 74 percent real estate, 4 percent R&D alliances and 22 percent equipment and inventory purchases) are as follows: 2001--$193; 2002--$168; 2003--$132; 2004-- $107; 2005--$207 and later years--$234. Capital asset spending committed for construction and equipment but unexpended at December 31, 2000, was approximately $580. Pharmacia was contingently liable as a guarantor for bank loans and for discounted customers' receivables totaling approximately $33 as of December 31, 2000, and $77 as of December 31, 1999.
  The consolidated balance sheets include accruals for estimated product, intellectual property and other litigation and environmental liabilities. The latter includes exposures related to discontinued operations, including the industrial chemical facility referred to below and several sites which, under the Comprehensive Environmental Response, Compensation, and Liability Act, are commonly known as Superfund sites. The company's ultimate liability in connection with Superfund sites depends on many factors, including the number of other responsible parties and their financial viability and the remediation methods and technology to be used. Actual costs to be incurred may vary from the estimates, given the inherent uncertainties in evaluating environmental exposures.

Environmental Matters
With regard to the company's discontinued industrial chemical facility in North Haven, Connecticut, the company may soon be required to submit a corrective measures study report to the U.S. Environmental Protection Agency (EPA). It is reasonably possible that a material increase in accrued liabilities will be required. It is not possible, however, to estimate a range of potential losses. Accordingly, it is not possible to determine what, if any, additional exposure exists at this time.

Litigation Matters
In June 1996, Mycogen Corporation, Mycogen Plant Sciences, Inc. and Agrigenetics filed suit against former Monsanto in California State Superior Court in San Diego alleging that the company failed to license, under an option agreement, technology relating to Bt corn and glyphosate-tolerant corn, cotton and canola. On October 20, 1997, the court construed the agreement as a license to receive genes rather than a license to receive germplasm. Jury trial of the damage claim for lost

                                       64
                    Pharmacia Corporation Annual Report 2000 future profits from the alleged delay in performance ended March 20, 1998, with a verdict against the company awarding damages totaling $175. On June 28, 2000, the California Court of Appeals for the Fourth Appellate District issued its opinion reversing the jury verdict and related judgment of the trial court, and directed that judgment should be entered in the company's favor. Mycogen's subsequent motion for rehearing has been denied. Mycogen's petition with the California Supreme Court requesting further review was granted on October 25, 2000, and their appeal of the reversal of judgment is continuing. No provision has been made in the company's consolidated financial statements with respect to this verdict.
  In April 1999, a jury verdict was returned against DEKALB (which is now a wholly owned subsidiary of Monsanto) in a lawsuit filed in U.S. District Court in North Carolina. The lawsuit was brought by Aventis CropScience S.A. (formerly Rhone Poulenc Agrochimie S.A.)(Aventis), claiming that a 1994 license agreement was induced by fraud stemming from DEKALB's nondisclosure of relevant information and that DEKALB did not have the right to license, make or sell products using Aventis's technology for glyphosate resistance under this agreement. The jury awarded Aventis $15 in actual damages for unjust enrichment and $50 in punitive damages. DEKALB has appealed this verdict, believes it has meritorious grounds to overturn the verdict and intends to vigorously pursue all available means to have the verdict overturned. An arbitration has been filed on behalf of Calgene LLC, a wholly-owned subsidiary of Monsanto, claiming that as a former partner of Aventis, Calgene is entitled to at least half of any damages, royalties or other amounts recovered by Aventis from Monsanto or DEKALB pursuant to these proceedings. No provision has been made in the company's consolidated financial statements with respect to the award for punitive damages.
  The company has been a party along with a number of other defendants (both manufacturers and wholesalers) in several federal civil antitrust lawsuits, some of which were consolidated and transferred to the Federal District Court for the Northern District of Illinois. These suits, brought by independent pharmacies and chains, generally allege unlawful conspiracy, price discrimination and price fixing and, in some cases, unfair competition. These suits specifically allege that the company and the other named defendants violated the following: (1) the Robinson-Patman Act by giving substantial discounts to hospitals, nursing homes, mail-order pharmacies and health maintenance organizations without offering the same discounts to retail drugstores, and (2) Section 1 of the Sherman Antitrust Act by entering into agreements with other manufacturers and wholesalers to restrict certain discounts and rebates so they benefited only favored customers.
  The Federal District Court for the Northern District of Illinois certified a national class of retail pharmacies in November 1994. The former Pharmacia & Upjohn Company announced in 1998 that it reached a settlement with the plaintiffs in the federal class action cases for $103; and Searle received a favorable verdict in 1999. Eighteen class action lawsuits seeking damages based on the same alleged conduct have been filed in 14 states and the District of Columbia. The plaintiffs claim to represent consumers who purchased prescription drugs in those jurisdictions and four other states. A few of the state cases have been dismissed and a further number of them have settled.
  On April 11, 2000, the University of Rochester filed suit in U.S. District Court for the Western District of New York, asserting patent infringement against the company and certain of its subsidiaries as well as Pfizer, Inc. The University asserts that its U.S. patent granted on April 11 is infringed by the sale and use of Celebrex. The patent has claims directed to a method of treating human patients by administering a selective COX-2 inhibitor. The University has sought injunctive relief, as well as monetary compensation for infringement of the patent. The trial date is tentatively scheduled for September 2002.
  The company is also a defendant in a suit filed by Great Lakes Chemical Company. The original complaint was filed in the U.S. District Court in Delaware on January 20, 2000, alleging violations of Federal and Indiana Securities
Laws, common law fraud and breach of contract claims. The lawsuit itself is a result of Great Lakes' purchase of the NSC Technologies unit of former Monsanto. According to Great Lakes, NSC's actual sales for 1999 were significantly below the projected sales. On May 25, 2000, the Federal Court dismissed Great Lakes' complaint for lack of federal subject matter jurisdiction holding that the sale of NSC was not a "security" under federal law. On June 9, 2000, Great Lakes filed a new complaint in Delaware Superior Court. The company's motion to move the case from Superior Court to Delaware Equity Court was granted. On February 13, 2001, oral argument was held on the company's motion to dismiss the state court action.
  With respect to the matters described above for which no range has been given, the company believes it is not possible to estimate a range of potential losses at this time. Accordingly, it is not possible to determine what, if any, additional exposure exists at this time. The company intends to vigorously defend itself in these matters.
  The company is involved in other legal proceedings arising in the ordinary course of its business. While the results of litigation cannot be predicted with certainty, management's belief is that any potential remaining liability from such proceedings that might exceed amounts already accrued will not have a material adverse effect on the company's consolidated financial position, profitability or liquidity.


                                       65
                    Pharmacia Corporation Annual Report 2000

14  FINANCIAL INSTRUMENTS

Financial Instrument Fair Values
The carrying amounts and estimated fair values of the company's financial instruments were as follows:

================================================================================
                                       2000        2000        1999        1999
                                   Carrying        Fair    Carrying        Fair
December 31                          Amount       Value      Amount       Value
--------------------------------------------------------------------------------
Financial assets:
   Short-term
    investments                     $    35     $    35     $   138     $   138
   Long-term
    investments                         444         444         476         476
   Forward/Option
   currency exchange
   contracts                            (42)        (42)        (21)        (20)
Currency/Interest swaps
   hedges of loans
   and deposits                          (1)         (1)         (3)         (3)
Commodity futures                         5           5          (3)         (3)
Interest rate swaps                      --          --          --          (2)
Financial liabilities:
   Short-term debt                      833         833       1,992       1,992
   Long-term debt                     4,362       4,397       5,966       5,678
   Guaranteed ESOP
   debt                                 224         278         270         283
================================================================================

Because maturities are short-term, fair value approximates carrying amount for cash and cash equivalents, short-term investments, accounts receivable, short-term debt, and accounts payable. Fair values of derivative contracts, long-term investments, long-term debt, and guaranteed ESOP debt were estimated based on quoted market prices for the same or similar instruments or on discounted cash flows.
  Because the contract amounts on derivative instruments are stated as notional amounts, the amounts disclosed above are not a direct measure of the exposure of the company through its use of derivatives. These contracts generally have maturities that do not exceed twelve months and require the company to exchange currencies at agreed-upon rates at maturity. The counterparties to the contracts consist of a limited number of major international financial institutions. The company does not expect any losses from credit exposure related to these instruments.

Foreign Currency Risk Management
The company is exposed to currency exchange rate fluctuations related to certain intercompany and third party transactions. The exposures and related hedging programs are managed centrally using forward currency contracts, cross-currency swaps and currency options to hedge a portion of both net recorded currency transaction exposures on the balance sheet as well as net anticipated currency transactions. During 2000, certain European countries began using the euro. This reduces the number of currencies in which contracts are denominated although increasing the company's concentration in a particular currency. Financial instruments for trading purposes are neither held nor issued by the company.
  Gains and losses on hedges held by the company offset the currency exchange gains and losses of the underlying instruments. The company's program to hedge net currency transaction exposures is designed to protect cash flows from potentially adverse effects of exchange rate fluctuations. At December 31, 2000, the contract amount of the company's outstanding contracts used to hedge net transaction exposure was $2,610. The aggregate net transaction losses included in net earnings for the years ended December 31, 2000, 1999 and 1998 were $43, $33 and $7, respectively.

Interest Rate Management
Interest-rate swap agreements are used to reduce interest rate risks and to manage interest expense. By entering into these agreements, the company changes the fixed/variable interest-rate mix of its debt portfolio.

Commodity Risk Management
Commodity futures and options contracts are used to hedge the price volatility of certain commodities, primarily soybeans and corn. This hedging activity is intended to manage the price paid to production growers for corn and soybean seeds. The notional amount of futures contracts outstanding for soybeans, corn and lean hogs as of December 31, 2000 was $95, $31 and $8, respectively. As of December 31, 1999, the company had futures contracts of $78, $28, $9 for soybeans, corn and lean hogs, respectively.

Credit Risk Management
The company invests excess cash in deposits with major banks throughout the world and in high quality short-term liquid debt instruments. Such investments are made only in instruments issued or enhanced by high quality institutions. At December 31, 2000, the company had no financial instruments that represented a significant concentration of credit risk. The amounts invested in any single institution are limited to minimize risk. The company has not incurred credit risk losses related to these investments.
  The company sells a broad range of pharmaceutical and agricultural products to a diverse group of customers operating throughout the world. In the U.S., Latin America and Japan, the company makes substantial sales to relatively few large wholesale customers. Of these, there is a specific concentration of trade receivables in Latin America for agricultural product sales of approximately $1,100 at December 31, 2000. The company's agricultural products business is highly seasonal. It is subject to weather conditions and natural disasters that affect commodity prices and seed yields. Credit limits, ongoing credit evaluation, and account-monitoring procedures are utilized to minimize the risk of loss. Collateral is generally not

                                       66
                    Pharmacia Corporation Annual Report 2000 required, but may be used under certain circumstances or in certain markets.

15  MINORITY INTEREST

On October 23, 2000, the company's wholly owned subsidiary, Monsanto, whose principal operations involve the manufacture and sale of commercial agricultural products, sold to the public 38,033,000 shares of its common stock at $20 per share. This resulted in net proceeds to the company of approximately $700. Subsequent to the offering, the company continues to own 220,000,000 shares of common stock, representing 85.3 percent ownership of Monsanto. The company recorded a loss on the sale of Monsanto's stock of approximately $380. This amount is reflected as an adjustment to stockholders' equity.
  The minority stockholders' proportionate share of the equity and net loss in Monsanto of $1,084 and $(6) are included as minority interest in agricultural subsidiaries in the accompanying consolidated balance sheets and consolidated statements of earnings, respectively.

16  SHAREHOLDERS' EQUITY

Preferred Stock
The Series B Convertible Perpetual Preferred Stock is held by the Employee Stock Ownership Trust (ESOP Trust). The per-share stated value is $40,300.00 and the preferred stock ranks senior to the company's common stock as to dividends and liquidation rights. Each share is convertible, at the holder's option, into 1,725.5 shares of the company's common stock and has voting rights equal to 1,725.5 shares of common stock. The company may redeem the preferred stock at any time or upon termination of the ESOP at a minimum price of $40,300.00 per share. Dividends, if declared and at the rate of 6.25 percent, are cumulative, paid quarterly, and charged against retained earnings.

Common Stock
The number of common shares outstanding at December 31, 2000, 1999, and 1998 was 1,296,300,000; 1,254,637,000 and 1,245,858,000, respectively. For the year ended
December 31, 2000, Pharmacia declared dividends of $0.36 and individually, the former Monsanto Company and Pharmacia & Upjohn, Inc. declared dividends of $0.015 and $0.25, respectively. Individually, the former Monsanto Company and Pharmacia & Upjohn, Inc. declared dividends at a rate of $0.12 and $1.08, and $0.12 and $1.08, for the years 1999, and 1998, respectively. Common stock dividends payable were $155, and $141 at December 31, 2000 and 1999, respectively.

Capital in Excess of Par Value
Amounts of paid-in capital that exceed the par value ($2.00 per share) of the company's common stock are recorded in this account. The tax benefit related to the exercise of certain stock options reduces income taxes payable and is reflected as capital in excess of par. Offsetting this is the difference between the cost of treasury shares and cash received for them, if any, when used to satisfy stock option exercises and other employee stock awards. Gains and losses related to the sale of stock by subsidiaries are also included in paid-in-capital.

ESOP-Related Accounts
Upon recognition of the company's guarantee of the debt of the ESOP trusts, offsetting amounts were recorded in shareholders' equity. As guaranteed debt is repaid, this amount diminishes correspondingly (see Notes 12 and 17). In addition, the company has extended various loans to the ESOP trusts. The guarantees and the company loans constitute charges to shareholders' equity. Finally, to the extent the company recognizes expense more rapidly than the corresponding cash contributions are made to the preferred stock ESOP, this shareholders' equity balance is reduced.

Treasury Stock
The balance at December 31, 2000 and 1999 was $2,003 and $2,432, respectively, carried at cost.

Accumulated Other Comprehensive Income
Accumulated other comprehensive income reflects the cumulative balance of currency translation adjustments, the adjustments of translating the financial statements of non-U.S. subsidiaries from local currencies into U.S. dollars (see
Note 1); unrealized gains and losses on investments categorized as available-for-sale, net of deferred taxes and reclassifications (see Note 4); and minimum pension liability adjustments, net of deferred tax.

Shareholder Rights Plan
Pursuant to the company's Shareholder Rights Plan dated December 19, 1999, as amended and restated as of February 20, 2001, if a person or group acquires beneficial ownership of 20 percent or more, or announces a tender offer that would result in beneficial ownership of 20 percent or more of the company's outstanding common stock, the rights become exercisable. And, for every right held, the owner will be entitled to purchase one one-thousandth of a share of a Series A preferred stock for $250.00. If Pharmacia is acquired in a business combination transaction while the rights are outstanding, for every right held, the holder will be entitled to purchase, for $250.00, common shares of the acquiring company having a market value of $500.00. In addition, if a person or group acquires beneficial ownership of 20 percent or more of the company's outstanding common stock, for every right held, the holder (other than such person or members of such group) will be entitled to purchase, for $250.00, a number of shares of the company's common stock having a market value of $500.00. At any time prior to the acquisition of such a 20 percent position, the company can redeem each right for $0.001. The board of directors also is

                                       67
                    Pharmacia Corporation Annual Report 2000 authorized to reduce the aforementioned 20 percent thresholds to not less than 10 percent. The rights expire in the year 2010.

Adjustable Conversion-Rate Equity Securities
In November 1998, the company issued 17,500,000 units of 6.50 percent Adjustable Conversion-rate Equity Security Units (ACES) at a stated value of $40.00 per unit. Each unit consists of a purchase contract for the company's common stock and a junior subordinated deferrable debenture. Under the purchase contracts, in November 2001 the unit holders will purchase for $40.00 not more than one share and not less than 0.8197 of one share of the company's common stock per unit, depending on the average trading price of the common stock during a specified period in November 2001. In addition, the company pays quarterly deferrable contract fees to the unit holders at 0.55 percent of the stated amount.

17  EMPLOYEE STOCK OWNERSHIP PLANS (ESOP)

The company operates two Employee Stock Ownership Plans that serve as the funding vehicles for certain employee savings plans. Pursuant to these plans, the company matches, in part, employee contributions--one plan utilizing common stock and the other, preferred stock of the company.
  The common stock plan held 14.7 million shares of stock as of December 31, 2000. At its inception, the ESOP acquired shares by using proceeds from the issuance of long-term notes and debentures guaranteed by the company and borrowing $50 from the company. In 2000, 848,119 shares were allocated to participants' savings accounts under the plan. An additional 409,553 shares were released in 2000 awaiting allocation to participants, leaving 6.0 million unallocated shares as of December 31, 2000. Shares held by the ESOP are considered outstanding for earnings-per-share calculations. Compensation expense is equal to the cost of the shares allocated to participants, less cash dividends paid on the shares held by the ESOP. Dividends on the common stock owned by the ESOP are used to repay the ESOP borrowings, which were $83 as of December 31, 2000. Common shares released during 2000, 1999, and 1998 were 1,258,672, 1,937,138; and 944,215, respectively.
  The preferred stock ESOP was created in 1989. As the ESOP Trust makes debt principal and interest payments, a proportionate amount of preferred stock is released for allocation to plan participants. The preferred shares are allocated to participants' accounts based upon their respective savings plan contributions and the dividends earned on their previously allocated preferred shares. As of December 31, 2000, 2,367 preferred shares had been released and allocated; 441 shares were released but unallocated; and 3,710 shares remained unreleased, of which 104 shares are committed to be released. Preferred shares released during 2000, 1999, and 1998 were 502, 421, and 391, respectively. Eventual conversion of all preferred shares is assumed in the earnings per share computations.
  Under the agreement whereby the company guaranteed third-party debt of the ESOP Trust, the company is obligated to provide sufficient cash annually to the Trust to enable it to make required principal and interest payments. The company satisfies this annual cash flow requirement through payment of dividends on all preferred shares outstanding, loans and cash contributions. The company has fully and unconditionally guaranteed the ESOP Trust's payment obligations whether at maturity, upon redemption, upon declaration of acceleration, or otherwise. The holders of the debt securities have no recourse against the assets of the ESOP Trust except in the event that the Trust defaults on payments due and the company also fails to make such payments. In that event, the holders may have recourse against unallocated funds held by the Trust. At December 31, 2000, assets of the ESOP trust consisted primarily of $263 of Pharmacia Corporation Convertible Perpetual Preferred Stock.
  Expense of the preferred stock ESOP is determined by a formula that apportions debt service to each year of the plan based on shares allocated to participants and deducts dividends paid on all preferred stock held by the trust.
  ESOP expense represents a fringe benefit and, as such, it forms a part of payroll costs that comprise a portion of all functional expense captions in the earnings statement.
  Combined measures of the ESOP plans are presented in the table that follows.

================================================================================
Years Ended December 31                               2000       1999       1998
--------------------------------------------------------------------------------
Interest expense of ESOP Trust                         $31        $34        $37
Dividend income of ESOP Trusts:
   Preferred                                            17         17         17
   Common                                                4          2          2
Company contributions to
   ESOP Trusts                                          51         59         32
Company ESOP expense                                    40         45         34
================================================================================

18  STOCK COMPENSATION

The company has granted stock options under three fixed plans. Prior to the merger, the former Monsanto and P&U granted options to certain employees under similar plans. Options granted under both of these plans are for exercise prices equal to or exceeding the market price of the company's stock on the date of grant and have a maximum term of ten years. Options granted prior to the merger were subject to varying vesting terms; however, all options became fully vested at the time of the merger as a result of change in control provisions, which were included in the original terms of the plans. Options granted since the merger vest pro rata over three years.
  Certain options which had been granted to former Monsanto senior management prior to the merger were to have vested upon the attainment of pre-established prices within specified time periods. Pursuant to the terms of these "premium options", at consummation of the merger, the original above-market exercise price was reduced to equal the fair

                                       68
                    Pharmacia Corporation Annual Report 2000 market value on the date of the original grant. A non-cash charge of $232 was recorded in the first quarter in conjunction with the re-pricing of these options.
  Most regular full-time and regular part-time employees of the former Monsanto Company were granted options under the Monsanto Shared Success Stock Option Plan. 500 shares of common stock were granted per participant in 1998, 300 shares in 1999, with no new stock being granted in 2000. These options were to have vested at the end of three years, but became fully vested in 2000 upon change in control in accordance with the original terms of the plan. The exercise price of each option was generally equal to the price of the company's common stock on the date of grant, with a maximum term of 10 years.
 Information concerning option activity and balances follows:

================================================================================
                                                   Weighted Average      Number
                                                     Exercise Price   of Shares
                                                          Per Share        (000)
--------------------------------------------------------------------------------
Balance outstanding, January 1, 1998                      $   25.25      94,506
Granted                                                       46.49      53,791
Exercised                                                     19.50     (15,508)
Canceled                                                      35.12      (3,744)
--------------------------------------------------------------------------------
Balance outstanding, December 31, 1998                        34.51     129,045
Granted                                                       46.86      17,950
Exercised                                                     22.05     (11,527)
Canceled                                                      46.80      (5,575)
--------------------------------------------------------------------------------
Balance outstanding, December 31, 1999                        36.79     129,893
Granted                                                       38.92      14,483
Exercised                                                     30.82     (43,574)
Canceled                                                      51.31      (2,909)
--------------------------------------------------------------------------------
Balance outstanding, December 31, 2000                    $   39.33      97,893
================================================================================

================================================================================
Composition of the                    Weighted          Weighted
December 31, 2000 Balance:             Average           Average         Number
Options Having a                     Remaining    Exercise Price      Of Shares
per-share Exercise Price of:              Life         Per Share           (000)
--------------------------------------------------------------------------------
$ 0.51-19.99                        2.91 years         $   12.96          9,633
$20.00-29.99                        5.21 years             26.79         11,158
$30.00-39.99                        6.29 years             33.76         23,974
$40.00-49.99                        8.17 years             43.92         19,646
$50.00-59.99                        7.39 years             51.57         32,738
$60.00-75.00                        8.39 years             73.47            744
================================================================================

As of December 31, 2000, 1999, and 1998, Pharmacia Corporation had exercisable options of 94,174,000, 65,889,000, and 65,112,000, respectively, with weighted average exercise prices of $38.60, $27.78, and $26.26, respectively.
  As permitted by Statement of Financial Accounting Standard (FAS) No. 123, "Accounting for Stock-Based Compensation," Pharmacia Corporation has elected to continue following the guidance of APB No. 25, "Accounting for Stock Issued to Employees" for measurement and recognition of stock-based transactions with employees. In accordance with APB No. 25, no compensation cost has been recognized for the company's option plans. Had the determination of compensation cost for these plans been based on the fair market value at the grant dates of the awards under these plans, consistent with the method of FAS No. 123, Pharmacia Corporation's earnings from continuing operations would have been reduced by approximately $403 or $.31 per share for 2000, $239 or $.19 per share for 1999, and $264 or $.21 per share for 1998.
  In computing the proforma compensation expense, the fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

=======================================================================================================
                                         2000                         1999                         1998
---------------------------------------------        ---------------------        ---------------------
                                    Pharmacia                       Former                       Former
                                         Corp         P&U         Monsanto         P&U         Monsanto
-------------------------------------------------------------------------------------------------------
Expected dividend yield                   1.0%       1.98%            0.34%       2.70%            0.25%
Expected volatility                     26.00%       24.8%            39.5%       24.0%            30.0%
Risk-free interest rate                  6.75%       6.64%             4.4%       4.72%             5.6%
Expected option lives (years)             5.0         5.0              4.1         5.1              4.0
=======================================================================================================

                                       69
                    Pharmacia Corporation Annual Report 2000

Monsanto Stock Option Plans
Monsanto, a consolidated subsidiary of Pharmacia, established three fixed stock option plans for employees in 2000. Under the Monsanto 2000 Management Incentive Plan and the Monsanto Non-Employee Director Equity Incentive Compensation Plan, Monsanto may grant key officers, directors and employees of Monsanto or Pharmacia stock-based awards, including stock options, of up to 22.6 million shares of common stock. Other employees were granted options under the Monsanto Broad-Based Stock Option Plan which permits the granting of a maximum of 2.7 million shares of common stock to employees other than officers subject to special reporting requirements. Under the plans, the exercise price of the options must be no less than the fair market value of Monsanto's common stock on the grant date. The plans provide that the term of any option granted may not exceed 10 years.
  In total, under the Monsanto plans, approximately 22.6 million options were granted at a weighted-average exercise price of $20.07 during 2000, and 22.6 million remain outstanding at year end. Of those outstanding, approximately 22.2 million had a weighted-average exercise price and contractual life of $20.00 and
9.8 years, respectively. Approximately .4 million had a weighted-average exercise price and contractual life of $24.83 and 9.9 years, respectively.
  As of December 31, 2000, none of the outstanding Monsanto options was exercisable as the majority vest in increments of 50 percent in 2002 and 50 percent in 2003.

19  RETIREMENT BENEFITS

The company has various pension plans covering substantially all employees. Benefits provided under the defined benefit pension plans are primarily based on years of service and the employee's compensation. The company also provides nonpension benefits to eligible retirees and their dependents, primarily in the form of medical and dental benefits. The following tables summarize the changes in benefit obligations and plan assets during 2000 and 1999.

================================================================================
                                                                Other Retirement
                                           Pension Benefits         Benefits
Change in Benefit Obligation:               2000        1999      2000      1999
--------------------------------------------------------------------------------
Benefit obligation at
   beginning of year                    $ 3,968     $ 4,110     $ 848     $ 809
Service cost                                121         124        26        26
Interest cost                               278         264        62        55
Benefits paid                              (372)       (459)      (66)      (43)
Actuarial (gain) loss                       136         (97)       42        --
Plan amendment and
   other adjustments                          7          26         8         1
--------------------------------------------------------------------------------
Benefit obligation at
   end of year                          $ 4,138     $ 3,968     $ 920     $ 848
================================================================================
Change in Plan Assets:                     2000        1999      2000      1999
--------------------------------------------------------------------------------
Fair value of plan assets at
   beginning of year                    $ 3,860     $ 3,623     $ 252     $ 211
Actual return on plan assets                 (8)        620       (25)       41
Employer contribution                        74          69        63        26
Plan Participant
   Contributions                              5           3        --        --
Benefits paid                              (371)       (459)      (66)      (27)
Other adjustments                            43          (2)        3         1
Currency exchange effects                   (31)          5        --        --
--------------------------------------------------------------------------------
Fair value of plan assets at
   end of year                          $ 3,572     $ 3,859     $ 227     $ 252
================================================================================
At December 31,                            2000        1999      2000      1999
--------------------------------------------------------------------------------
Funded status                           $  (566)    $  (109)    $(693)    $(596)
Unrecognized net
   losses (gains)                            23        (433)      (24)     (112)
Unamortized net transition
   asset                                    (27)        (40)       --        --
Unrecognized prior service
   cost                                     117         120       (29)      (35)
--------------------------------------------------------------------------------
Accrued liability                       $  (453)    $  (462)    $(746)    $(743)
================================================================================

                                       70
                    Pharmacia Corporation Annual Report 2000

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were, $654, $602, and $109 as of December 31, 2000, and $730, $661, and $118 as of December 31, 1999, respectively.

================================================================================
                                                                Other Retirement
                                         Pension Benefits           Benefits
At December 31,                           2000       1999       2000       1999
--------------------------------------------------------------------------------
Postretirement liabilities               $(859)     $(822)     $(746)     $(714)
Other current liabilities                   --         --         --        (29)
Prepaid balances                           262        231         --         --
Minimum pension
   liability offsets:
   Intangible assets                        12         16         --         --
   Shareholders' equity
    (pretax)                               132        113         --         --
--------------------------------------------------------------------------------
Accrued benefit cost                     $(453)     $(462)     $(746)     $(743)
================================================================================

================================================================================
Weighted-Average Assumptions as of
December 31,                                    2000          1999          1998
--------------------------------------------------------------------------------
Discount rate                                   7.23%         7.43%         6.72%
Salary growth rate                         4.00-4.50     3.67-4.50     3.68-4.00
Return on plan assets                           9.39          9.51          9.38
Health care cost rate--initially           5.25-5.50     5.25-5.62     5.75-5.83
Trending down to                           5.00-5.25     5.00-5.25     4.75-5.00
================================================================================

====================================================================================================================================
                                                                   Pension Benefits                     Other Retirement Benefits
Components of Net Periodic Benefit Cost:                     2000          1999          1998         2000         1999         1998
------------------------------------------------------------------------------------------------------------------------------------
Service cost                                               $ 121         $ 124         $ 114         $ 26         $ 26         $ 23
Interest cost                                                279           264           261           62           55           54
Expected return on plan assets                              (304)         (320)         (265)         (24)         (20)         (15)
Amortization of transition amount                            (17)           (8)           (9)          --           --           --
Amortization of prior service cost                            16             4             5           (5)          (3)          (3)
Recognized actuarial loss (gain)                               1            52            25          (10)          11           (3)
------------------------------------------------------------------------------------------------------------------------------------
Net periodic benefit cost                                     96           116           131           49           69           56
Settlement/curtailment loss (gain)                             9             3            (3)          --           --           --
------------------------------------------------------------------------------------------------------------------------------------
Net benefit cost                                           $ 105         $ 119         $ 128         $ 49         $ 69         $ 56
====================================================================================================================================

The assumption concerning health care cost trend rate has a significant effect on the amounts reported. Increasing the rate by one percentage point in each year would increase the postretirement benefit obligation as of December 31, 2000 by $59 and the total of service and interest cost components of net postretirement benefit cost for the year by $7. Conversely, decreasing the rate by one percentage point in each year would decrease the postretirement benefit obligation as of December 31, 2000 by $55 and the total of service and interest cost components of net postretirement benefit cost for the year by $6.
  The company has recorded an additional minimum liability of $144 for underfunded plans at December 31, 2000. This liability represents the amount by which the accumulated benefit obligation exceeds the sum of the fair market value of plan assets and accrued amounts previously recorded. The additional liability is offset by an intangible asset ($12) to the extent of previously unrecognized prior service cost offsets the additional liability. The remaining amount ($132) is recorded, net of tax benefits, as a reduction to shareholders' equity within accumulated other comprehensive income.

20  SEGMENT INFORMATION

As a result of the recent merger involving the former Monsanto Company and Pharmacia & Upjohn, management's reporting methodologies and definition of operating segments have changed. The company's reportable segments are organized principally by product line, and include Prescription Pharmaceuticals, Agricultural Productivity, and Seeds and Genomics. The Prescription Pharmaceutical segment includes general therapeutics, ophthalmology and hospital products including oncology, and diversified therapeutics. The Agricultural Productivity segment consists of crop protection products, animal agriculture and environmental technologies business lines. The Seeds and Genomics segment is comprised of global seeds and related trait businesses and genetic technology platforms.
  The company also operates several business units that do not constitute reportable business segments. These operating units include consumer health care, animal health, diagnostics, plasma, pharmaceutical commercial services and biotechnology. Due to the size of these operating segments, they have been included in an "Other Pharmaceuticals" category.

                                       71
                    Pharmacia Corporation Annual Report 2000

  The accounting policies of all of the company's segments are the same as those outlined in the summary of significant accounting policies. Corporate amounts represent general and administrative expenses of corporate support functions, restructuring charges, and other corporate items such as litigation accruals, merger costs and non-operating income and expense. Corporate support functions and costs are allocated to agricultural segments. Accordingly, these costs are only shown separately in the following tables for non-agricultural segments. Certain goodwill and intangible assets and associated amortization are not allocated to segments.

  The following tables show revenues and earnings for the company's operating segments and reconciling items necessary to total to the amounts reported in the consolidated financial statements. Information about segment interest income and expense, and income taxes is not provided on a segment level as the segments are reviewed based on earnings before interest and income taxes (EBIT). There are no inter-segment revenues. Long-lived assets are not allocated to segments and accordingly, depreciation is not available. Segment information for 1999 and 1998 has been restated to conform to the current presentation.

  Segments for year ended December 31, 2000:

====================================================================================================================================
                                              Pharmaceuticals                                  Agricultural
                              ------------------------------------------------   --------------------------------------
                                                                                                   Seeds &
                              Prescription      Other   Corporate        Total   Productivity     Genomics        Total        Total
------------------------------------------------------------------------------------------------------------------------------------
Sales                              $10,824     $1,827     $    --      $12,651        $ 3,885      $ 1,608      $ 5,493      $18,144
Earnings from
   equity affiliates                    --         12          24           36             (3)         (31)         (34)           2
Amortization                            62          8          82          152              4          360          364          516
EBIT(*)                              2,087        373      (1,363)       1,097          1,099         (581)         518        1,615
------------------------------------------------------------------------------------------------------------------------------------
Interest expense, net                                                                                                            242
------------------------------------------------------------------------------------------------------------------------------------
Earnings before taxes                                                                                                        $ 1,373
====================================================================================================================================

    Segments for year ended December 31, 1999:

====================================================================================================================================
                                              Pharmaceuticals                                  Agricultural
                              ------------------------------------------------   --------------------------------------
                                                                                                   Seeds &
                              Prescription      Other   Corporate        Total   Productivity     Genomics        Total        Total
------------------------------------------------------------------------------------------------------------------------------------
Sales                               $9,255     $1,922     $   --       $11,177        $ 3,586      $ 1,662      $ 5,248      $16,425
Earnings from
   equity affiliates                    --         34        (12)           22             (9)          (9)         (18)           4
Amortization                            73          9         80           162             10          307          317          479
EBIT(*)                              1,771        427       (508)        1,690            897         (391)         506        2,196
------------------------------------------------------------------------------------------------------------------------------------
Interest expense, net                                                                                                            298
------------------------------------------------------------------------------------------------------------------------------------
Earnings before taxes                                                                                                        $ 1,898
====================================================================================================================================

    Segments for year ended December 31, 1998:

====================================================================================================================================
                                          Pharmaceuticals                                  Agricultural
                          ------------------------------------------------   --------------------------------------
                                                                                               Seeds &
                          Prescription      Other   Corporate        Total   Productivity     Genomics        Total        Total
--------------------------------------------------------------------------------------------------------------------------------
Sales                           $7,209     $2,080     $    --       $9,289        $ 3,500        $ 948      $ 4,448      $13,737
Earnings from
   equity affiliates                 1         56          (9)          48            (10)         (21)         (31)          17
Amortization                        78         17         102          197              7          194          201          398
EBIT(*)                          1,290        431        (752)         969            869         (835)          34        1,003
--------------------------------------------------------------------------------------------------------------------------------
Interest expense, net                                                                                                        111
--------------------------------------------------------------------------------------------------------------------------------
Earnings before taxes                                                                                                    $   892
================================================================================================================================

* Earnings before interest and taxes (EBIT) is presented here to provide additional information about the company's operations. This item should be considered in addition to, but not as a substitute for or superior to, net earnings, cash flow or other measures of financial performance prepared in accordance with generally accepted accounting principles. Determination of EBIT may vary from company to company.

                                       72
                    Pharmacia Corporation Annual Report 2000

The company's products are sold throughout the world to a wide range of customers including pharmacies, hospitals, chain warehouses, governments, physicians, wholesalers, and other distributors. No single customer accounts for 10 percent or more of the company's consolidated sales.
  The top selling 20 products in 2000 represent approximately 69 percent of total sales with no one product constituting more than 15 percent of total sales. The following table shows the company's sales geographically:

================================================================================
Geographic sales for years ended
December 31                                   2000           1999           1998
--------------------------------------------------------------------------------
Sales to customers in:
North America                              $10,538        $ 9,108        $ 6,701
Europe/Africa                                3,773          3,934          4,306
Asia Pacific                                 2,097          1,903          1,547
Latin America                                1,736          1,480          1,183
--------------------------------------------------------------------------------
Total sales                                $18,144        $16,425        $13,737
================================================================================

Long-lived assets include property, plant and equipment, goodwill and other intangibles, all net of depreciation or amortization.

================================================================================
Long-lived assets, December 31                              2000            1999
--------------------------------------------------------------------------------
North America                                            $ 7,154         $ 7,875
Europe/Africa                                              3,545           3,254
Asia Pacific                                                 287             313
Latin America                                              1,444           1,179
--------------------------------------------------------------------------------
Total long-lived assets                                  $12,430         $12,621
================================================================================

21  DISCONTINUED OPERATIONS

On July 1, 1999, the company announced its intention to sell the artificial sweetener (bulk aspartame and tabletop sweeteners) and biogum businesses. The results of operations, financial position, and cash flows of these businesses, and of the alginates and ORTHO lawn and garden products businesses, the divestitures of which were approved by the company's board of directors in 1998, have been reclassified as discontinued operations; and, for all periods presented, the consolidated financial statements and notes have been reclassified to conform to this presentation.
  Net sales and income from discontinued operations for 2000 represent the biogums, bulk aspartame, tabletop sweeteners and ORTHO lawn and garden businesses whereas 1999 also included the alginates business. Pharmacia completed the sale of the remaining former Monsanto Nutrition and Consumer Products businesses in 2000. As a result, there were no net assets from discontinued operation as of December 31, 2000 compared with net assets from the alginates, biogums, bulk aspartame and tabletop sweeteners businesses at the end of 1999. Net sales and income from discontinued operations in 2000 include nine months of biogums, five months of bulk aspartame and two months of the tabletop sweeteners business and a settlement of litigation related to the ORTHO lawn and garden products business. Net sales and income from discontinued operations in 1999 included the alginates, biogums, bulk aspartame, and tabletop sweeteners, and one month of the ORTHO lawn and garden products business. Net sales, income and net assets from discontinued operations include the ORTHO lawn and garden products, alginates, bulk aspartame, tabletop sweeteners, and biogums businesses for 1998.

================================================================================
                                                 2000         1999         1998
--------------------------------------------------------------------------------
Net Sales                                       $ 350       $  980      $ 1,288
(Loss) Income from discontinued
   operations before income tax                   (88)         150         (158)
Income tax expense (benefit)                      (51)          58          (39)
--------------------------------------------------------------------------------
Net (Loss) income from
   discontinued operations                      $ (37)      $   92      $  (119)
Net assets of discontinued
   operations:
   Current assets                                  --          545          994
   Non-current assets                              --        1,240        1,269
--------------------------------------------------------------------------------
Total assets                                    $  --       $1,785      $ 2,263
Current liabilities                                --          213          272
Non-current liabilities                            --           15           67
--------------------------------------------------------------------------------
Total liabilities                               $  --       $  228      $   339
--------------------------------------------------------------------------------
Net assets of discontinued
   operations                                   $  --       $1,557      $ 1,924
================================================================================

  On September 29, 2000, Pharmacia completed the sale of the biogums business to a joint venture formed between Hercules, Inc. and Lehman Brothers Merchant Banking Partners II, L.P. for cash proceeds of $592. On March 17, 2000, Pharmacia completed the sale of the tabletop sweeteners business to Merisant Company for $570 in cash. On May 24, 2000, Pharmacia completed the sale of its sweetener ingredient business to J.W. Childs Equity Partners II, L.P., for
$440 in cash proceeds. Also on May 24, 2000 Pharmacia completed the sale of equity interests in two European joint venture companies, NutraSweet A.G., and Euro-Aspartame S.A., to Ajinomoto Co., Inc., for $67 in cash proceeds. Proceeds from these transactions were used to pay down debt and for other corporate purposes.
  In January 1999, the company completed the sale of the ORTHO lawn and garden products business. Proceeds of $340 were used to reduce debt in 1999 and for general corporate purposes. On October 15, 1999, the company completed the sale of the alginates business to International Specialty Products (ISP). Proceeds of $40 from the sale were used to reduce debt.

                                       73
                    Pharmacia Corporation Annual Report 2000

QUARTERLY DATA
Dollars in Millions, Except Per-Share Data

2000 (unaudited)                                      First Quarter          Second Quarter          Third Quarter    Fourth Quarter
------------------------------------------------------------------------------------------------------------------------------------
                                                       As                       As                        As
                                               Previously         As(1) Previously          As(1) Previously          As(1)       As
                                                 Reported   Restated      Reported    Restated      Reported    Restated    Reported
====================================================================================================================================
Net sales                                       $   4,293   $  4,172     $   5,029    $  5,187     $   4,286    $  4,289    $  4,496
Gross profit                                        2,888      2,768         3,519       3,674         2,991       2,994       3,052
Earnings before extraordinary item and
  cumulative effect of accounting change               98         27           379         479           247         252         189
Net earnings (loss)                                    98       (171)          379         479           247         252         157
Basic earnings per share-earnings before
  extraordinary item and cumulative effect
  of accounting change                          $     .07   $    .01     $     .30    $    .38     $     .19    $    .20    $    .14
Diluted earnings per share--earnings
  before extraordinary item and cumulative
  effect of accounting change                         .07        .01           .29         .37           .19         .19         .14
Basic earnings (loss) per share--net earnings         .07       (.14)          .30         .38           .19         .20         .11
Diluted earnings (loss) per share--
  net earnings                                        .07       (.14)          .29         .37           .19         .19         .11
Market price(2):
High                                                    $  51.50                 $    59.75                $   60.19        $  61.00
Low                                                        34.25                      48.94                    52.00           50.75



1999 (unaudited)                                                 First Quarter    Second Quarter     Third Quarter    Fourth Quarter
====================================================================================================================================
Net sales                                                            $   4,100         $   4,359         $   3,738         $   4,228
Gross profit                                                             2,723             3,002             2,494             2,887
Earnings before cumulative effect of
 accounting change                                                         344               536               234               284
Net earnings                                                               324               536               234               284
Basic earnings per share--earnings
 before cumulative effect of
 accounting change                                                   $     .27         $     .43         $     .19         $     .23
Diluted earnings per share--earnings
 before cumulative effect of
 accounting change                                                         .27               .42               .18               .22
Basic earnings per share--net earnings                                     .25               .43               .19               .23
Diluted earnings per share--net earnings                                   .25               .42               .18               .22
Market price(2):
High                                                                 $   50.75         $   50.13         $   45.44         $   47.50
Low                                                                      37.38             38.25             32.75             33.56
====================================================================================================================================

(1) The U.S. SEC published new revenue recognition interpretations during the fourth quarter of 1999 which were effective as of January 1, 2000
    (SAB 101--refer to Note 2). The cumulative effect of conforming to SAB 101 was recorded in the first quarter of 2000. The restated amounts reflect quarterly results as if SAB 101 had been applied for each quarter.

(2) Amounts calculated on a pre-merger basis through March 31, 2000.

                                       74
                    Pharmacia Corporation Annual Report 2000

SIX-YEAR SUMMARY OF FINANCIAL INFORMATION
Dollars in Millions, Except Per-Share Data

Years ended December 31                                 2000          1999          1998          1997          1996          1995
==================================================================================================================================
OPERATING RESULTS
Net sales                                            $18,144       $16,425       $13,737       $12,580       $12,066       $11,152
Cost of product sold                                   5,656         5,319         5,004         4,444         4,086         3,700
Research & development                                 2,753         2,815         2,176         2,144         1,936         1,814
Selling, general & administrative                      6,739         5,874         4,875         4,540         4,063         3,893
Amortization and adjustment of goodwill                  327           248           233           134           163           136
Acquired in-process research
   & development                                          --            --           402           633            --            --
All other, net                                           (24)          (82)         (201)         (214)         (191)         (266)
Merger & restructuring charges                         1,078            55           245           316           897           291
----------------------------------------------------------------------------------------------------------------------------------
Earnings before interest and taxes                     1,615         2,196         1,003           583         1,112         1,584
Interest expense/(income), net                           242           298           111            21           (62)          (74)
----------------------------------------------------------------------------------------------------------------------------------
Earnings before income taxes
   and minority interests                              1,373         1,898           892           562         1,174         1,658
Provision for income taxes                               395           592           411           172           336           535
Minority interest in agricultural
   subsidiaries, net of tax                               (6)           --            --            --            --            --
----------------------------------------------------------------------------------------------------------------------------------
Earnings from continuing operations                      984         1,306           481           390           838         1,123
Discontinued operations, net of taxes                    (37)           92          (119)          321           106           353
----------------------------------------------------------------------------------------------------------------------------------
Earnings before extraordinary item and
   cumulative effect of accounting change                947         1,398           362           711           944         1,476
Extraordinary item, net of tax                           (32)           --            --            --            --            --
Cumulative effect of a change in accounting
   principle, net of income tax benefit                 (198)          (20)           --            --            --            --
----------------------------------------------------------------------------------------------------------------------------------
Net earnings                                             717         1,378           362           711           944         1,476
Dividends on preferred stock (net of tax)                 13            13            13            13            13            13
----------------------------------------------------------------------------------------------------------------------------------
Net earnings on common stock                         $   704       $ 1,365       $   349       $   698       $   931       $ 1,463
----------------------------------------------------------------------------------------------------------------------------------
Net earnings per common share--diluted               $  0.54       $  1.07       $  0.28       $  0.57       $  0.77       $  1.20
==================================================================================================================================
FINANCIAL POSITION
Cash and cash equivalents                            $ 2,166       $ 1,600       $   970       $   932       $   832       $ 1,146
Short-term investments                                    35           138           384           616           728         1,018
Trade accounts receivable, less allowance              5,025         4,131         3,536         2,793         2,925         2,433
Inventories                                            2,772         2,905         2,754         2,013         1,869         1,731
Other                                                  1,569         1,908         2,080         1,622         1,415         1,417
----------------------------------------------------------------------------------------------------------------------------------
Current assets                                        11,567        10,682         9,724         7,976         7,769         7,745
Net assets of discontinued operations                     --         1,557         1,924         2,105         2,530         2,661
Properties, net                                        7,171         6,825         6,257         5,323         5,235         4,811
Goodwill and other intangibles, net                    5,259         5,796         6,519         3,068         2,605         2,526
Other non-current assets                               2,659         2,334         2,281         2,498         1,752         1,893
----------------------------------------------------------------------------------------------------------------------------------
Total assets                                         $26,656       $27,194       $26,705       $20,970       $19,891       $19,636
==================================================================================================================================
Short-term debt, including current
   maturities of long-term debt                      $   833       $ 1,992       $ 1,401       $ 2,127       $   889       $   889
Other current liabilities                              5,328         5,182         5,254         3,891         3,959         3,565
Long-term debt and ESOP debt                           4,586         6,236         6,772         2,630         2,431         2,537
Other non-current liabilities                          3,988         2,873         2,719         2,644         2,596         2,463
Shareholders' equity                                  11,921        10,911        10,559         9,678        10,016        10,182
----------------------------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity           $26,656       $27,194       $26,705       $20,970       $19,891       $19,636
==================================================================================================================================

                                       75
                    Pharmacia Corporation Annual Report 2000

DIRECTORS AND SENIOR MANAGEMENT*



BOARD OF DIRECTORS

Frank C. Carlucci
Chairman,
The Carlyle Group
(merchant banking)

M. Kathryn Eickhoff
President,
Eickhoff Economics
Incorporated
(economic consulting)

Fred Hassan
Chairman &
Chief Executive Ofocer,
Pharmacia Corporation

Michael Kantor
Partner,
Mayer, Brown & Platt
(law firm)

Gwendolyn S. King
President,
Podium Prose
(speakers bureau)

Philip Leder, M.D.
Chairman, Department
of Genetics,
Harvard Medical School
& Senior Investigator,
Howard Hughes
Medical Institute

R.L. Berthold Lindqvist
Retired President &
Chief Executive Officer,
Gambro AB
(medical technology)

Olof G. Lund
Chairman,
TietoEnator Corporation
(information technology)

C. Steven McMillan
President &
Chief Executive Officer,
Sara Lee Corporation
(consumer goods)

William U. Parfet
Chairman &
Chief Executive Officer,
MPI Research Inc.
(clinical testing)

Jacobus F.M. Peters
Retired Chairman of the
Executive Board &
Chief Executive Officer,
Aergon NV
(insurance)

Ulla B. Reinius
President,
Finansfakta R. AB
(publisher and consultant
on corporate governance)

John E. Robson
Senior Advisor,
Robertson Stephens
(investment banking)

William D. Ruckelshaus
Principal,
Madrona Investment
Group L.L.C.
(venture capital)

Bengt I. Samuelsson,
M.D., Ph.D.
Professor of Medical &
Physiological Chemistry,
Karolinska Institute
(university and medical
research facility)


SENIOR MANAGEMENT

Goran Ando, M.D. (1 2 3)
Executive Vice President &
President, Research &
Development

Hakan Astrom (1 2 3)
Senior Vice President,
Strategy &
Corporate Affairs

Ken Banta (2)
Vice President,
Strategic Communications

Richard Collier (1 2 3)
Senior Vice President &
General Counsel

Christopher Coughlin (1 2 3)
Executive Vice President &
Chief Financial Officer

Carrie Cox (1 2 3)
Executive Vice President &
President, Global
Prescription Business

Terry Crews (2)
Executive Vice President &
Chief Financial Officer,
Monsanto Company

Michael DuBois (2)
Senior Vice President,
Corporate Licensing

Paul Edick (2)
Group Vice President &
President, Latin America/
Asia Pacific

Robb Fraley (2)
Executive Vice President &
Chief Technology Officer,
Monsanto Company

Margriet Gabriel-Regis (2)
Group Vice President,
Hospital Products

Hugh Grant (2)
Executive Vice President &
Chief Operating Officer,
Monsanto Company

Larry Hansen, Ph.D. (2)
R&D Chief of Staff

Fred Hassan (1 2 3)
Chairman &
Chief Executive Officer

Leslie Hudson, Ph.D. (2)
Senior Vice President &
Head of Emerging
Technologies

Apet Iskendarian (2)
Group Vice President &
President, Europe,
Middle East & Africa

Birgitta Klasen (1 2)
Senior Vice President,
Information Technology &
Chief Information Officer

Robert Little (2)
Group Vice President,
Diversified Products,
Global Pricing &
Reimbursement

Nancy Lurker (2)
Group Vice President,
General Therapeutics

Stephen P. MacMillan (1 2 3)
Sector Vice President,
Global Specialty
Operations

Paul Matson (1 2)
Senior Vice President,
Human Resources

Ian McInnes (1 2)
Senior Vice President,
Global Supply

John P. McKearn, Ph.D. (2)
Senior Vice President,
Discovery Research

Philip Needleman,Ph.D. (1 2 3)
Senior Executive Vice
President, Chief Scientific
Officer & Chairman,
Research & Development

Judith A. Reinsdorf (1)
Assistant Secretary

Timothy Rothwell (1 2 3)
Executive Vice President &
President, Global
Prescription Business

Don Schmitz (1)
Vice President & Secretary

A.J. Shoultz (1)
Vice President,
Corporate Taxes

Mark Spiers (2)
Group Vice President,
North American Operations

Michael Tansey (2)
Senior Vice President,
Medical Development &
Chief Medical Officer

Robert Thompson (1 2)
Senior Vice President &
Corporate Controller

Alexandra van Horne (1)
Vice President & Treasurer

Hendrik Verfaillie (1 2 3)
President &
Chief Executive Officer,
Monsanto Company

Neil Wolf (2)
Group Vice President,
General Therapeutics

(1)Corporate Officer
(2)Operations Committee
(3)Management Committee


(*)as of March 1, 2001

                                       76
                    Pharmacia Corporation Annual Report 2000