Form 10-K405, Exhibit 13
period 2001-12-31
PHARMACIA CORP /DE/
filed 2002-03-05
CIK 67686

Financial Review                                           Pharmacia Corporation

The term "the company" is used to refer to Pharmacia Corporation or to Pharmacia Corporation and its subsidiaries, as appropriate to the context. The term "former Monsanto" is used to refer to pre-merger operations of the former Monsanto Company and "Monsanto" refers to the agricultural subsidiary.

Overview
Continued robust sales growth in key products including Celebrex, Detrol LA/Detrol, Xalatan, Camptosar, Genotropin and Zyvox, coupled with reduced merger and restructuring costs were the main drivers of the 107 percent net earnings per share (EPS) increase over 2000. Net EPS in 2001 was $1.12 compared with $.54 in 2000 and $1.07 in 1999.

Sales of Ambien also contributed to the positive trend with 2001 sales of $902 million. In accordance with an earlier agreement, the company is obligated to transfer the rights to Ambien to Sanofi~Synthelabo, Inc. in April 2002. Beginning January 1, 2002, the company no longer recorded sales or expenses related to Ambien. On the transfer date, the company will receive a final payment of approximately $670 million.

Pharmacia announced in late November 2001 its formal plan to spin off Monsanto Company, the company's agricultural subsidiary, in a tax-free distribution to Pharmacia shareholders. In conjunction with the announcement, Monsanto is now considered a discontinued operation and will be accounted for as such under Accounting Principles Board (APB) Opinion No. 30, "Reporting the Results of Operations--Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." In keeping with those principles, assets, liabilities and the results of operations of Monsanto have been segregated on the company's consolidated balance sheets, statements of earnings and cash flows. Unless otherwise indicated, the following discussion and analysis relate to the continuing results of operations and financial condition of the company, a pharmaceutical business.

Pharmacia recorded sales for 2001 that showed continued significant growth over the prior years. Sales of $13.8 billion in 2001 resulted in a 9 percent increase over 2000 sales of $12.7 billion, which reflected a 13 percent increase over 1999 sales of $11.2 billion. Net earnings for 2001 were $1.5 billion, compared with $717 million in 2000 and $1.4 billion in 1999. For 2001, 2000 and 1999, EPS from continuing operations were $0.97, $0.61 and $0.90, respectively.


----------------------------------------------------------------------------------------------
                                                             %                   %
Consolidated Results                           2001     Change     2000     Change      1999
----------------------------------------------------------------------------------------------
Dollars in millions, except per-share data
Sales                                        $13,837        9%   $12,651     13%      $11,177
Earnings before income taxes                   1,587       53      1,040    (36)        1,635
Earnings from continuing operations            1,291       61        804    (30)        1,156
Net earnings                                   1,501      109        717    (48)        1,378
Net earnings per common share (EPS):
  -- Basic                                   $  1.14      107    $   .55    (50)      $  1.10
  -- Diluted                                 $  1.12      107    $   .54    (50)      $  1.07
==============================================================================================


Net Sales


----------------------------------------------------------------------------------------------
                                                             %                   %
Sales by Segment                               2001     Change     2000     Change      1999
----------------------------------------------------------------------------------------------
Dollars in millions
Prescription pharmaceuticals                 $11,970       11%   $10,824     17%      $ 9,255
Other pharmaceuticals                          1,867        2      1,827     (5)        1,922
----------------------------------------------------------------------------------------------
Total consolidated sales                     $13,837        9%   $12,651     13%      $11,177
==============================================================================================


The company continued to record strong sales results in 2001 with an overall increase of 9 percent versus 2000. Within these results, prescription pharmaceuticals grew by 11 percent and other pharmaceuticals by 2 percent, both versus the prior year. Unfavorable movements in foreign exchange impacted the results in 2001 by 3 percentage points primarily due to the Japanese yen. In 2000, sales growth was 13 percent over 1999 and unfavorably impacted by foreign exchange by 4 percent.

The positive growth trend continues to be driven by the company's key prescription pharmaceutical products: Celebrex, Detrol LA/Detrol, Xalatan, Camptosar and Genotropin. Each of the aforementioned products had 2001 sales in excess of $500 million led by Celebrex with sales of $3.1 billion. These products had combined sales representing 41 percent of total company sales. Sales of Ambien also contributed to the positive trend with 2001 sales of $902 million. Total prescription pharmaceutical sales constituted 87 percent of the $13.8 billion recorded for 2001.

The company's patent position for key prescription pharmaceutical products is very strong compared to the overall pharmaceutical industry. Zyvox, Celebrex, Detrol LA/Detrol, Xalatan and Camptosar have patent or marketing exclusivity to 2014, 2013, 2012, 2011 and 2007, respectively.

                                                           Pharmacia Corporation

Sales in the company's consumer health care business increased by 14 percent in 2001 versus 2000 aided by product launches and acquisitions. Similarly, sales in the animal health business increased by 6 percent versus the prior year led by growth in Naxcel/Excenel. These favorable increases were partially offset by the partial sale of the plasma business in 2001 and sale of the nutrition businesses in 2000 and 1999.

Sales in the U.S. continue to represent an increasingly significant percentage of worldwide sales, increasing to 56 percent in 2001 from 55 percent in 2000 and 51 percent in 1999. Sales in Japan, the company's second largest market, were $893 million representing 6 percent of total company sales. Sales in Japan in 2000 and 1999 were $942 million and $835 million or 7 percent of total sales for both years. Despite increasing growth in the U.S. relative to non-U.S. markets, the company's geographic composition of sales will continue to result in significant exposure to the fluctuations of exchange rates in both the translation of financial results and the underlying transactions that comprise the results.

The sales growth of $1.2 billion in 2001 was primarily due to increases in volume. Volume increases represented 10 percent of the change in sales over 2000 whereas foreign currency and price accounted for (3) percent and 2 percent of the change, respectively. This trend is similar to those realized in the prior years presented.

A comparison of the period-to-period consolidated net sales by country is provided in the table below.

-------------------------------------------------------------------------------------------------------
                                              % Change                          % Change
                                          %   Excluding                     %   Excluding
                            2001     Change   Exchange*        2000    Change   Exchange*       1999
-------------------------------------------------------------------------------------------------------
Dollars in millions
United States              $ 7,815       13%         13%     $ 6,939       23%         23%     $ 5,663
Japan                          893       (5)          7          942       13           7          835
Italy                          562        7          10          527       (2)         13          538
France                         502       40          45          359       (9)          5          394
Germany                        481        9          13          440      (12)          1          500
United Kingdom                 450        1           6          445       (2)          4          455
Rest of world                3,134        5          10        2,999        7          15        2,792
-------------------------------------------------------------------------------------------------------
Pharmaceutical net sales   $13,837        9%         12%     $12,651       13%         17%     $11,177
=======================================================================================================

*Underlying growth reflects the percentage change excluding currency exchange effects.

A comparison of the period-to-period consolidated net sales of the company's major products (including generic equivalents where applicable) is provided in the table below.


----------------------------------------------------------------------------------------------
                                                             %                   %
Sales of Top Products                          2001     Change     2000     Change      1999
----------------------------------------------------------------------------------------------
Dollars in millions
Celebrex                                      $3,114        19%   $2,614        78%    $1,471
Ambien                                           902        28       705        35        523
Xalatan                                          818        18       693        37        507
Detrol LA/Detrol                                 617        43       432        31        329
Camptosar                                        613        39       441        50        293
Genotropin                                       511         9       467         1        461
Xanax                                            323        (1)      327         2        320
Medrol                                           323        14       284        (5)       297
Cleocin/Dalacin                                  316        (7)      340        (1)       343
Nicorette Line                                   299        37       218        (7)       234
Depo-Provera                                     283         4       272         8        252
Pharmorubicin/Ellence                            261        31       199        (3)       206
Arthrotec                                        235        (6)      251       (26)       340
Fragmin                                          226         7       211        (1)       213
Aldactone/spiro line                             183        (2)      187       (17)       224
Cabaser/Dostinex                                 165        33       124        49         83
Mirapex                                          148        30       113        39         81
Rogaine/Regaine                                  117       (13)      134        (4)       139
Zyvox                                            108       125        48       N/A         --
Pletal                                           106        99        53       197         18
----------------------------------------------------------------------------------------------
Total                                         $9,668        19%   $8,113        28%    $6,334
==============================================================================================

                                                          Pharmacia Corporation

Costs and Expenses

----------------------------------------------------------------------------------------------------------
                                                            % of                 % of                 % of
Consolidated                                   2001        Sales    2000        Sales    1999        Sales
----------------------------------------------------------------------------------------------------------
Cost of products sold                         $2,949       21.3%   $2,886       22.8%   $2,763       24.7%
Research and development                       2,263       16.4     2,165       17.1     2,120       19.0
Selling, general and administrative            6,034       43.6     5,486       43.4     4,637       41.5
Merger and restructuring                         673        4.9       975        7.7        33        0.3
==========================================================================================================

Consolidated cost of products sold increased by 2 percent in 2001 and 4 percent in 2000. These growth rates were less than the corresponding growth in sales of 9 percent in 2001 and 13 percent in 2000, reflecting a more favorable product mix and larger portion of higher margin prescription pharmaceutical sales to total sales.
  Research and development (R&D) spending was $2.3 billion in 2001, including Sensus Drug Development Corp. (Sensus) acquisition costs and up-front payments for product development and new compound agreements.
  Selling, general and administrative spending in 2001 includes increased prescription pharmaceutical promotion payments related to Celebrex and consumer health care tobacco dependence launch costs. Spending in 2000 reflects higher sales costs related to Celebrex and higher premarketing spending activities for new product launches versus 1999.
  A more detailed discussion of the above comments is available in the prescription pharmaceuticals and other pharmaceuticals segments section.

Prescription Pharmaceuticals Segment

--------------------------------------------------------------------------------
                                              2001           2000           1999
--------------------------------------------------------------------------------
Sales                                      $11,970        $10,824        $ 9,255
Cost of products sold                        2,226          2,113          1,906
Research and development                     2,085          2,001          1,975
Selling, general and
  administrative                             4,855          4,524          3,691
EBIT, before merger and
  restructuring*                             2,617          2,087          1,771
================================================================================

*Earnings before interest and taxes (EBIT) and before merger and restructuring is presented to provide additional information about the company's operations and is in keeping with the manner in which the company manages its segments. This item should be considered in addition to, but not as a substitute for or superior to, net earnings, cash flows or other measures of financial performance prepared in accordance with U.S. generally accepted accounting principles. Determination of EBIT may vary from company to company.

Prescription pharmaceutical sales, which constitute 87 percent of overall sales, increased 16 percent in the U.S. and 11 percent on a global basis. The growth driver products, Celebrex, Xalatan, Camptosar, Detrol LA/Detrol and Zyvox now account for nearly 44 percent of total prescription pharmaceutical sales, increasing 25 percent to $5.3 billion in 2001. Celebrex accounted for nearly half of the increase in growth driver product sales.
  Celebrex, the company's leading product and the number-one selling prescription arthritis medication worldwide, recorded sales of $3.1 billion in 2001. Global sales increased 19 percent driven by successful launches in Europe. Sales in the U.S. increased to $2.4 billion, or 11 percent.
  Sales of Ambien, the market leading treatment for short-term insomnia in the U.S., increased 28 percent to $902 million. In accordance with an earlier agreement, Sanofi~Synthelabo, Inc. assumed sales and marketing responsibility for Ambien beginning January 1, 2002, and the company is obligated to transfer the rights to Ambien to Sanofi~Synthelabo, Inc. in April 2002.
  Xalatan, the number-one prescribed agent in the U.S. for lowering intraocular pressure in the treatment of open-angle glaucoma, increased 18 percent to $818 million in 2001. In the U.S., sales increased 14 percent to $391 million despite the introduction of two new competitors earlier in the year. Xalacom, a fixed combination of Xalatan and timolol, was launched in six European countries during the latter part of the year, and seven additional countries are expected to launch in the beginning of 2002. The company has received approvable letters from the FDA and continues to work with the agency to obtain approval in the U.S.
  Sales of Detrol LA/Detrol, the world's leading treatment for overactive bladder, increased 43 percent to $617 million in 2001. Sales in the U.S. increased 50 percent to $488 million for the year. The growth in the U.S. reflects strong demand for the new, once-daily Detrol LA, which Pharmacia introduced in January 2001. The once-daily formulation has also been launched in several European countries, including the United Kingdom, Germany and Sweden under various brand names including Detrusitol SR.
  Camptosar, the leading treatment for colorectal cancer in the U.S., recorded sales of $613 million, a 39 percent increase over 2000 when the company received U.S. Food and Drug Administration (FDA) approval for an expanded indication for Camptosar as a component of first-line treatment of metastatic colorectal cancer.
  Genotropin, a growth hormone, recorded sales of $511 million, an increase of 9 percent. The growth of Genotropin continues to be driven by increasing market penetration in the U.S. where sales totaled $115 million, an increase of 67 percent.
  Zyvox, the company's antibiotic for Gram-positive infections, recorded sales of $108 million in 2001. Zyvox is the first antibiotic from a completely new class of antibiotics in over 30 years. Following its successful U.S. launch in 2000, Zyvox launches are currently underway in Europe and Japan.

                                                          Pharmacia Corporation

  Sales of Cleocin, the company's older antibiotic for a variety of bacterial infections, decreased 7 percent for the year due to generic competition.
  Pharmorubicin, a widely used chemotherapeutic agent for breast cancer, increased 31 percent to $261 million for the year. Sales of Ellence, the trade name for Pharmorubicin in the U.S., are driving the overall increase in sales of the Pharmorubicin brand. A regimen containing Ellence improves survival in the treatment of early breast cancer following surgery or radiation therapy.
  The company's Parkinson's disease drugs, Mirapex and Cabaser, continued to grow at a rapid pace. Mirapex increased 30 percent to $148 million in 2001, while sales of Cabaser/Dostinex for Parkinson's disease and hyperprolactinemia grew 33 percent to $165 million.
  Sales of Arthrotec, one of the company's older arthritis medications, and Xanax, for anxiety, decreased 6 percent and 1 percent, respectively.
  Sales of Fragmin, for the prevention of blood clots after surgery, increased 7 percent for the year. The sales growth was driven by strong performance in the U.S., which increased 60 percent in 2001.
  Key prescription pharmaceutical segment operating expenses, stated as a percentage of net prescription pharmaceutical sales, are provided in the table below.

--------------------------------------------------------------------------------
                                               2001          2000          1999
--------------------------------------------------------------------------------
Cost of products sold                          18.6%         19.5%         20.6%
Research and development                       17.4          18.5          21.3
Selling, general and
  administrative                               40.6          41.8          39.9
EBIT, before merger and
  restructuring*                               21.9          19.3          19.1
================================================================================

*Earnings before interest and taxes (EBIT) and before merger and restructuring is presented to provide additional information about the company's operations and is in keeping with the manner in which the company manages its segments. This item should be considered in addition to, but not as a substitute for or superior to, net earnings, cash flows or other measures of financial performance prepared in accordance with U.S. generally accepted accounting principles. Determination of EBIT may vary from company to company.

COST OF PRODUCTS SOLD for the prescription pharmaceuticals segment was $2.2 billion in 2001, or 19 percent of sales compared to $2.1 billion in 2000, or 20 percent of sales. The nearly one percentage point improvement in cost of products sold as a percent of sales was primarily due to increased sales of higher margin products such as Celebrex, Ambien, Camptosar and Xalatan. Improvements in product mix more than offset increases in unabsorbed production expenses, compliance initiatives, support functions and royalty payments. Cost of products sold as a percent of sales was 21 percent in 1999. The ratio improvement in 2000 versus 1999 was due to increased sales of higher margin products as noted above.

RESEARCH AND DEVELOPMENT EXPENSE increased 4 percent in 2001 versus 2000 to $2.1 billion. As a percent of sales, R&D expenses were 17 percent in 2001 whereas in the prior fiscal year these expenses were 19 percent of sales. The main contributors to the decrease are the recent supplemental New Drug Application
(NDA) and NDA filings for the COX-2 projects, especially Bextra and parecoxib (Dynastat in Europe). Other projects with less spending versus the prior year included studies for eplerenone (hypertension), Zyvox (Gram-positive infections), Somavert (acromegaly) and reboxetine (depression). This was due to the completion of related studies during 2001. Partially offsetting the aforementioned were increases in other project spending, especially related to Depo-Provera and SU5416. Increases in R&D administration-related costs also served to partially offset overall R&D spending decreases. Also during 2001, the company entered into several R&D collaborations with other companies and incurred upfront costs of approximately $80 million relating to the initiation of these agreements. These collaborations focus on compounds in the areas of anxiety disorders, inflammatory and autoimmune diseases. In March 2001, the company completed the acquisition of Sensus and incurred a charge for in-process research and development (IPR&D) of $67 million. In February 2002, clinical trials related to SU5416 were discontinued for further review of the compound's effectiveness.
  R&D declined as a percent of sales to 19 percent in 2000 from 21 percent in 1999 although total dollars expended on these activities increased by $26 million. Spending reductions in certain development projects that were near completion offset technology acquisitions and increased headcount spending related to the SUGEN, Inc. (Sugen) unit, as well as other specific areas. Celebrex and Zyvox were two of these projects that required less spending during the year. Also during 2000, the company filed an NDA for parecoxib sodium, an injectable COX-2 specific analgesic agent. Similarly, an NDA was also filed with the FDA for Detrol LA, the company's once-a-day formulation of Detrol, which treats incontinence. In addition to strong commitments to the development of new products such as Zyvox and a combination dosage form of Xalatan, significant investments were made in technology acquisitions and research alliances in 1999. Also, Sugen spending in 1999, combined with costs related to Sensus and termination of certain other projects resulted in charges of $104 million.

SELLING, GENERAL AND ADMINISTRATIVE (SG&A) expenses related to the prescription pharmaceuticals segment decreased as a percent of sales by 1 percentage point in 2001 to 41 percent. This compares to an increase in 2000 of 2 percentage points over 1999 to 42 percent. Although decreasing as a percent to sales, SG&A dollar growth increased over fiscal 2000. The dollar growth in 2001 is largely attributable to increased promotion payments to Pfizer, Inc. (Pfizer) related to Celebrex. Increased Celebrex volume and the timing of European launches in the prior year account for the larger payments. Sales force expansions and marketing support for key products also contributed to the current year increase in spending. The sales force expansion is intended to increase market penetration. In both 2000 and 1999, the increase was largely attributable to higher sales costs associ-

                                                          Pharmacia Corporation

ated with the increase in Celebrex sales volume. Additionally, headcount increases to support key products including Celebrex, Xalatan, Camptosar and Zyvox contributed to the increased spending. In 2000, there were also more premarketing spending activities for new launches than in 1999.

Other Pharmaceuticals
Sales in the company's other pharmaceuticals segment are comprised of consumer health care (OTC products), animal health, contract manufacturing, bulk pharmaceutical chemicals, plasma and diagnostics. Sales over the period 1999 to 2001 experienced a net decrease of $55 million, or 3 percent, to $1.9 billion. Sales increases in consumer health care and animal health were more than offset by other decreases including the planned contraction of the contract manufacturing, bulk pharmaceutical chemicals business and the partial divestiture of the plasma and nutrition businesses. The introduction of generic competition in certain consumer health care products also slowed overall growth.
  Sales for the consumer health care business were $732 million in 2001, representing a 14 percent increase over 2000 sales of $644 million. The business' leading products are for the treatment of tobacco dependency and hereditary hair loss. Sales of the tobacco dependency products increased significantly during 2001 mainly due to the acquisition of the Canadian rights to Nicorette and Nicoderm and the OTC launch of Nicorette in Japan. Sales of Rogaine products declined due to continuing generic competition. Combined sales of these products for 2001 were $416 million representing an 18 percent increase versus the prior year. In 2000, sales of both brands declined versus 1999 due to the introduction of generic competition. A competing generic version of Nicorette gum was introduced in the U.S. in the first half of 2000, and a generic version of Rogaine 5% solution entered the market in the second half of the year. Sales of Nicorette and Rogaine in 2000 were $352 million, down from $373 million in 1999. In September 2001, the company announced the acquisition of the Luden's throat drop product. Due to the acquisition occurring in the latter part of the year, sales contributed for 2001 were not significant.
  Sales in the animal health business increased 6 percent during the current year to $469 million. This compares to a 5 percent increase in 2000 versus 1999. Sales in 2000 and 1999 were $442 million and $421 million, respectively. Animal health sales in 2001 and 2000 were driven by Naxcel/Excenel, an antibiotic used to treat a variety of infections in animals. Excenel, won European approval in August 2000. Also in 2000, pre-market authorization was received for Enviracor, the first vaccine against E.coli mastitis. In addition, the company introduced Pirsue and Lincocin treatment for mastitis in dairy cattle, in 2000.
  During 2001, the company exited the plasma business. This was accomplished through the contribution of the plasma operations to the newly created and partially sold Biovitrum AB (Biovitrum). Full year sales relating to plasma were included in 2000 and 1999 of $78 million and $80 million, respectively, whereas only partial year sales were included for 2001 of $53 million. See
Note 3--Merger and Restructuring Charges.

Corporate/General
Corporate and other expenses predominately consisted of merger and restructuring charges for the years ended December 31, 2001 and 2000. Merger and restructuring costs recorded were $673 million, $975 million and $33 million for the years ended 2001, 2000 and 1999, respectively. In 2000, a $100 million charitable contribution was made. Excluding these costs, corporate expenses primarily relate to administrative costs.

Merger and Restructuring Charges
--------------------------------------------------------------------------------
As of December 31,                                    2001       2000       1999
--------------------------------------------------------------------------------
Dollars in millions
Merger costs:
Merger integration costs                              $340       $599       $ 16
Other merger-related costs                              79         --         --
--------------------------------------------------------------------------------
Total merger costs                                     419        599         16
--------------------------------------------------------------------------------

Restructuring costs:
Employee termination costs                             152        263         10
Asset write-downs                                       58         88          3
Other                                                   44         25          4
--------------------------------------------------------------------------------
Total restructuring costs                              254        376         17
--------------------------------------------------------------------------------
Total merger and restructuring                        $673       $975       $ 33
================================================================================

During 2000, the former Monsanto Company and Pharmacia & Upjohn, Inc. (P&U) merged to form Pharmacia Corporation. As a result of that merger, there were many duplicate functions and locations, particularly in the prescription pharmaceuticals segment and corporate functions. The company began a restructuring in order to integrate the two companies, eliminate duplicate positions and facilities and create a consolidated headquarters in New Jersey.
  The board of directors approved a comprehensive integration and restructuring plan in the spring of 2000. Due to the comprehensive nature of this restructuring, the timelines for the various plans were expected to occur over multiple years and the related restructuring charges also were intended to be taken over three or four years. As of December 31, 2001, merger charges relating to this plan are complete. Restructuring charges will continue to be recorded due to the comprehensive nature of the plan. The company's aggregate merger and restructuring charges relating to the Pharmacia merger have been approximately $1.7 billion. The restructuring plan is expected to yield annual savings, compared to combined pharmaceutical pre-merger spending levels, of approximately $600 million that will be reinvested into the company's operations.
  The $673 million reported merger and restructuring charges in 2001 were comprised of the following:

                                                          Pharmacia Corporation

o $340 million to integrate the former Monsanto and P&U organizations is comprised of $139 million of consulting fees for system and process integration, $52 million relating to information technology integration projects, $26 million of contract termination fees and employee relocation costs, $123 million relating to other out-of-pocket merger costs such as travel, temporary payroll, incentives and other costs necessary to complete the merger.

o $79 million relating to the formation and partial sale of Biovitrum. The $79 million is comprised of a noncash charge of $63 million relating to asset write-downs and $16 million of other related cash expenses. Biovitrum was established during the second quarter of 2001 as the result of the company's plan to exit its Sweden-based metabolic disease research activities, biopharmaceutical development unit and the company's plasma business. The company has partially divested of its ownership in Biovitrum and currently owns less than 20 percent.

o $225 million associated with restructuring the prescription pharmaceuticals segment as a result of combining G.D. Searle, the pharmaceutical business of the former Monsanto Company, and P&U operations worldwide. These actions resulted in duplicate facilities, computer systems and positions around the world. The charges consist of $144 million relating to the separation of approximately 1,050 employees worldwide in R&D, manufacturing, marketing and administrative functions; $41 million relating to asset write-downs resulting from duplicate computer equipment and facilities; $33 million relating to contract and lease termination fees and $7 million of other exit costs.

o $29 million, net, relating to consolidating corporate and administrative functions in the company's New Jersey headquarters and eliminating duplicate administrative positions as well as a reversal of $(25) million of accruals related to the prior program due to lower separation payments than initially anticipated. This charge is comprised of $33 million relating to the separation of approximately 240 employees primarily in corporate and administrative functions, $17 million relating to asset write-downs of duplicate computer systems and leasehold improvements in duplicate facilities and $4 million of contract and lease termination costs.

   The aggregate merger and restructuring charges of $975 million during 2000 were comprised of the following:

o $599 million to integrate the former Monsanto and P&U organizations was comprised of $100 million relating to investment bankers, $42 million in connection with legal and SEC fees, $48 million relating to consultant expense, $11 million relating to employee moving and relocation costs, $166 million of other merger costs necessary to integrate the two companies, and a noncash charge of $232 million. This noncash charge related to certain employee stock options that were re-priced in conjunction with the merger pursuant to change-of-control provisions. Pursuant to the terms of these "premium options," at consummation of the merger, the original above-market exercise price was reduced to equal the fair market value on the date of grant.

o $241 million associated with restructuring the pharmaceutical segment as a result of combining G.D. Searle, the pharmaceutical business of the former Monsanto Company, and P&U operations worldwide. These actions resulted in duplicate facilities, computer systems and positions around the world. The charges consist of $165 million relating to the separation of approximately 1,360 employees worldwide in R&D, manufacturing, marketing and administrative functions, $51 million relating to asset write-downs resulting from duplicate computer systems and facilities, $22 million relating to contract and lease terminations and $3 million other exit costs.

o $150 million relating to consolidating corporate and administrative functions in New Jersey and eliminating duplicate administrative positions. This charge is comprised of $113 million relating to the separation of approximately 210 employees in corporate and administrative functions and $37 million relating to asset write-downs (duplicate computer systems and leasehold improvements in duplicate facilities) and lease termination fees and other exit costs.

o $(15) million relating to the reversals of prior P&U restructuring reserves that resulted from higher than anticipated proceeds on asset sales and lower than anticipated separation payments.

Restructuring charges and spending associated with the current restructuring plans relating to the integration of the former P&U and Monsanto companies are as follows:

--------------------------------------------------------------------------------
                                            Workforce        Other
                                           Reductions    Exit Costs       Total
--------------------------------------------------------------------------------
Dollars in millions
Balance January 1, 2000                       $--             $--           $--
Additions                                       278            26           304
Deductions                                     (119)          (16)         (135)
--------------------------------------------------------------------------------
Balance December 31, 2000                       159            10           169
Additions                                       177            37           214
Deductions                                     (221)          (37)         (258)
--------------------------------------------------------------------------------
Balance December 31, 2001                     $ 115         $  10         $ 125
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

As of December 31, 2001, cash payments totaling $340 million relating to the separation of approximately 2,660 employees have been paid and charged against the liability.
  Additional restructuring charges are expected to be incurred during 2002 and 2003 as Pharmacia continues to streamline operations. Total remaining pretax charges from this plan are expected to be $50 million to $75 million. The company expects to have fully implemented these actions by the end of 2003.

                                                          Pharmacia Corporation

Prior Restructuring Plans of Former Companies
During 1999, $33 million was recorded as total merger and restructuring expense for Pharmacia. The company recorded $54 million in restructuring expense relating to the former P&U restructuring plan. This was net of a $3 million adjustment to the 1998 turnaround restructuring attributable to lower than anticipated separation costs. Employee separation benefits included in the 1999 charge are for the elimination of positions in R&D of $26 million, corporate and administration of $18 million and sales of $6 million. Project termination costs totaled $4 million and asset write-downs totaled $3 million.
  In connection with the merger with Sugen, the company recorded $16 million in merger transaction costs such as fees for investment bankers, attorneys and other merger-related costs.
  In 1999, the former Monsanto recorded net reversals of $37 million relating to restructuring liabilities established in 1998. These restructuring liabilities were reversed as a result of lower actual severance and facility shutdown costs than originally estimated. As of December 2001, all activities relating to the restructuring plans associated with the former Monsanto Company and former P&U plans have been substantially completed.

Interest Expense and Income
Interest expense increased to $255 million for the year ended 2001, an increase of $73 million, or 40 percent, over the same period in 2000. In fiscal 2000, interest expense was $182 million, an increase over 1999 by 31 percent, or $43 million. The increase in expense was due to higher average debt balances in 2001 versus the prior year primarily due to the recapitalization of Monsanto. Interest expense for the year ended December 31, 1999 was $139 million. Interest income for the year ended 2001 decreased versus the same period in 2000 to $110 million. This represents a decrease of $14 million, or 11 percent, from 2000. Lower cash balances due to the company's share buy-back program coupled with lower interest rates account for the change. Conversely, larger cash balances and higher interest rates were responsible for the increase in interest income in fiscal year 2000 versus 1999. Interest income for 2000 was $124 million, an increase of $40 million, or 48 percent, over 1999.

All Other, Net
All other, net consists of income and expense items that are dissimilar to the other line captions on the consolidated statements of earnings. All other, net for 2001 was $83 million of net expenses versus $(74) million of net gains in 2000 and $(186) million of net gains in 1999. The change between years is largely attributable to payments made to Sanofi-Synthelabo, Inc. related to Ambien. In addition, the company periodically makes certain equity investments and loans in companies with which it has a collaborative agreement. In 2001, certain of these investments were considered impaired on an other-than-temporary basis. The company reduced the capitalized value of these investments and recognized a loss of $61 million to bring them to current market value.

Income Taxes
The annual effective tax rate in 2001 was 18.7 percent. This compares with 22.7 percent in 2000 and 29.3 percent in 1999. The favorable trend is primarily attributable to increased income derived from operations in jurisdictions subject to more favorable tax rates.
  Merger and restructuring charges and the tax jurisdictions in which they arose had a noteworthy effect on the overall effective tax rate. Absent such items, the annual effective tax rate would have been 25 percent, 27 percent and 29 percent for 2001, 2000 and 1999, respectively.
  In certain cases, the company operates under favorable tax agreements with local jurisdictions that have limited duration.

Comprehensive Income
Comprehensive income is defined as all nonowner changes in equity and equals net earnings plus other comprehensive income (OCI). For Pharmacia, including amounts from both continuing operations and Monsanto, OCI consists of currency translation adjustments, unrealized gains and losses on available-for-sale securities, unrealized gains and losses on hedging instruments and minimum pension liability adjustments. Comprehensive income for 2001, 2000 and 1999 was $1.1 billion, $288 million and $760 million, respectively.
  Unfavorable currency movements in 2001 reduced comprehensive income to an amount less than earnings due to the continuing strength of the dollar against other currencies, particularly with respect to the Japanese yen. Unfavorable currency movements in 2000 were due to the continuing strength of the dollar against other currencies and reduced comprehensive income to an amount less than net earnings. Unrealized investment gains, particularly in equities, partially offset the unfavorable translation adjustment. Unfavorable currency movements in 1999 reduced comprehensive income resulting in an amount less than net earnings. Movements in the other components of OCI substantially offset each other resulting in a minimal unfavorable impact on comprehensive income.

Financial Condition, Liquidity and Capital Resources
The company has no off-balance-sheet special purpose entities used for financing.

--------------------------------------------------------------------------------
As of December 31,                             2001           2000          1999
--------------------------------------------------------------------------------
Dollars in millions
Working capital                              $2,663         $3,172        $1,185
Current ratio                                1.53:1         1.63:1        1.22:1
Debt to total capitalization                   20.1%          27.3%         26.0%
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Working capital and the current ratio decreased in 2001 versus the prior year while the debt-to-total-capitalization ratio improved. The decrease in working capital of 16 percent was largely due to a reduction in cash balances and an increase in accounts and income taxes payable. Cash levels were reduced versus the prior year due to expenditures relating to the stock buy-back program, the repurchase

                                                          Pharmacia Corporation

of debt and investment mix. The timing of purchases coupled with increased volume relative to sales account for the increase in accounts payable. The working capital decline was partially offset by increases in inventory balances due to a shift in the mix of inventory towards higher cost products. The repurchase and scheduled maturities of several debt issues accounted for the substantial decrease in debt of $1.3 billion (28 percent) in 2001 over the prior year.
  Net cash provided by continuing operations is a major source of funds to finance working capital, shareholder dividends and capital expenditures. Net cash provided by continuing operations totaled $1.8 billion for 2001 and was driven by net earnings growth of 109 percent versus 2000. Other major sources of cash for 2001 included the proceeds received from the issuance of stock of $872 million and the proceeds from the sales of investments and properties of $169 million.
  On a continuing basis, the company reinvests profits into the business through capital spending. During 2001, capital expenditures for property, plant and equipment of $1.0 billion were largely for the construction or expansion of manufacturing and research facilities.
  Other cash outflows included the repurchase of certain debt issues. In July 2001, the company retired debt related to the adjustable conversion-rate equity securities (ACES) in the amount of $700 million. The equity portion of the ACES became due during the fourth quarter of 2001. On the settlement date, the company issued 16,467,500 shares in accordance with the contract and received $700 million. In June 2001, the company initiated the retirement of certain third-party debt pertaining to the Employee Stock Ownership Plan (ESOP). The cash impact of the transaction was $26 million.
  During September 2001, the company announced the initiation of a stock buy-back program. The program authorized the repurchase of up to $1.0 billion in company stock over the next two years. This program was expanded in November 2001 to $3.0 billion. These shares acquired through the buy-back program will be used principally to fund employee benefit programs. As of December 31, 2001, $864 million of Pharmacia shares had been repurchased. The timing of future transactions and the exact number of shares to be repurchased will be determined by management based on market conditions, share prices and other factors.
  The company made quarterly dividend payments during 2001 accumulating to $651 million.
  Favorable increases in working capital dollars and the current ratio were attributable to an improved cash position, increased trade accounts receivable and a decrease in short-term debt in 2000 versus 1999. The debt-to-total-capitalization ratio increased due mainly to the recapitalization of Monsanto. The recapitalization was due to an agreement in September 2000, prior to the fourth-quarter 2000 initial public offering (IPO), of a portion of the shares of the agricultural business. This increase was partially offset by the company's focus on debt reduction. During 2000, the company repurchased $362 million in long-term debt issues. This repurchase, in conjunction with reduced short-term debt levels, favorably affected the measurement.
  Net cash provided by continuing operations is a major source of funds to finance working capital, shareholder dividends and capital expenditures. Net cash provided by continuing operations totaled $1.1 billion and $1.5 billion in 2000 and 1999, respectively.
  Other major sources of cash in 2000 and 1999 were the proceeds from the sale of investments and properties of $249 million in 2000 and $688 million in 1999. Throughout 2000, the company discontinued several noncore businesses that generated proceeds of $1.7 billion. These divestitures had been committed to prior to the merger with former Monsanto.
  Over the period from 1999 to 2000, significant uses of cash included expenditures for property, plant and equipment and the company's quarterly dividend payment to shareholders. Capital expenditures for prior years were $774 million in 2000 and $1.0 billion in 1999. Dividend payments to shareholders were $622 million and $641 million in 2000 and 1999, respectively. The repayment of long-term debt in 2000 was $1.8 billion and included the early repurchases of certain debt instruments of $362 million related to the pharmaceutical business.

Contractual Obligations
---------------------------------------------------------------------------------------------
                                                 Less than                           After
December 31, 2001                         Total     1 year     1-3 years  4-5 years  5 years
---------------------------------------------------------------------------------------------
Long-term debt                           $2,685     $   73     $   32     $  670     $1,910
ESOP guaranteed debt                        164         45        115          4       --
Operating leases                            675        140        207        140        188
---------------------------------------------------------------------------------------------
Total                                    $3,524     $  258     $  354     $  814     $2,098
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------


Other Commercial Commitments
---------------------------------------------------------------------------------------------
                                                 Less than                           After
December 31, 2001                         Total     1 year     1-3 years  4-5 years  5 years
---------------------------------------------------------------------------------------------
Lines of credit(1)                       $1,560     $  500     $  500        $--     $  560
Standby letters of credit(2)                 78         38         40         --         --
Construction in process                     767        767       --           --         --
---------------------------------------------------------------------------------------------
Total                                    $2,405     $1,305     $  540        $--     $  560
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------


(1) Maturities represent the period in which the lines of credit expire. At December 31, 2001, $40 million was drawn against these facilities.

(2)  Maturities represent the period in which the letters of credit expire.

                                                          Pharmacia Corporation

In accordance with an earlier agreement, the company is obligated to transfer to Sanofi-Synthelabo, Inc. all of its rights relating to Ambien in April 2002. The company will receive a one-time payment of approximately $670 million in connection with the transfer.
  The company's future cash provided by continuing operations and borrowing capacity is expected to cover normal operating cash flow needs, planned capital spending and dividends for the foreseeable future. The company had A-1+ and P-1 ratings for its commercial paper and AA- and A1 general bond ratings from Standard & Poor's and Moody's, respectively, as of December 31, 2001.
  In addition to the above, the company's financial condition and liquidity is impacted by Monsanto Company which is treated as a discontinued operation. For additional information, refer to Monsanto Company's Form 10-K filed with the Securities and Exchange Commission for the year ended December 31, 2001.

Market Risk
Market risk represents the risk of a change in the value of a financial instrument, derivative or nonderivative, caused by fluctuations in interest rates, currency exchange rates and equity prices. The company handles market risk in accordance with established policies and enters into various derivative transactions to manage those risks. No such transactions are entered into for trading purposes. The following sensitivity analysis presents the hypothetical change in fair value of those financial instruments held by the company at December 31, 2001, which are sensitive to market risk. For equity price and currency exchange risk, the hypothetical change reflects the impact on fair value of a 10 percent shift in those indices. For interest rate sensitive instruments, market risk is estimated as the potential change in fair value resulting from an immediate hypothetical one-percentage point parallel shift in the yield curve.
  Because the company's short- and long-term debt exceeds cash and investments, the exposure to interest-rate risk relates primarily to the debt portfolio. The company actively manages all portfolios to reduce its cost and increase its return on investment. To ensure liquidity, the company will only invest in instruments with high credit quality where a secondary market exists. The company is in a position to keep all investments until final maturity and maintains the majority of long-term debt at fixed rates.
  The fair values of the company's investments and debt are primarily based on quoted market prices or, where necessary, on discounted cash flows. The amount of debt valued using discounted cash flows had a fair market value of approximately $300 million. As the carrying amounts on short-term debt, investments and related-party notes maturing in less than one year approximate fair value, these are not included in the sensitivity analysis. The fair value of debt included in the analysis is $2.8 billion and excludes ESOP guaranteed debt. A one-percentage point change in the interest rates would change the fair value of debt by $210 million. The fair value of ESOP debt relating to the guarantee was $174 million.
  The company maintains a foreign-currency risk-management strategy that is primarily focused on reducing the negative impact of currency fluctuations on consolidated cash flows and earnings. The company is exposed to this risk both on an intercompany and third-party basis. These movements affect cross-border transactions that involve sales and inventory purchases denominated in foreign currencies. Additionally, the company is exposed to foreign currency exchange risk for recognized assets and liabilities and royalties, all of which are denominated in nonfunctional currencies of the holder. The company primarily uses foreign currency forward-exchange contracts, swaps and options to hedge these risks. Since the notional amount of the derivatives used to hedge these risks does not exceed that of the underlying exposures, there was no exchange risk relating to those instruments. The fair market value of the remaining net transaction exposures was $107 million and unfavorable currency movements of 10 percent would negatively impact earnings by $11 million.
  The company also has investments in equity securities. All such investments are classified as long-term investments. The fair market value of these investments is $287 million. The majority of these investments is listed on a stock exchange or quoted in an over-the-counter market. If the market price of the traded securities were to decrease by 10 percent, the fair value of the equities would decrease by $24 million.
  In addition to market risk, trade receivables, cash deposits and interest-bearing investments potentially subject the company to credit risk. Wholesale distributors and large retail establishments account for a large portion of the company's trade receivables especially in the U.S. The company's top four customers in the U.S. account for 34 percent of total trade accounts receivable, as is typical in the pharmaceutical industry. To minimize this risk, the company continuously monitors the creditworthiness of its customers and establishes credit limits in accordance with company policies. The company typically does not require collateral or other security to support trade receivables.
  The company invests excess cash in deposits with major banks throughout the world and in high quality short-term liquid debt instruments. Such investments are made only in instruments issued or enhanced by high quality institutions. The company has not incurred credit risk losses related to these financial instruments.
  In addition to the above, the company has market and credit risk through Monsanto Company that is now classified as a discontinued operation.

Litigation and Contingent Liabilities
Various suits and claims are pending against the company and its subsidiaries including suits for personal injury alleged to have been caused by the use of the company's products, commercial disputes, patent infringement matters and purported class actions. The company also is involved in several administrative and judicial proceedings relating to environmental concerns, including actions brought by the U.S. Environmental Protection Agency and state environmental agencies for remediation.

                                                          Pharmacia Corporation

  The company is a defendant in a lawsuit brought by CP Kelco in Federal Court in Delaware seeking compensatory and punitive damages for alleged breach of contract, fraud and securities law violations arising out of the purchase of the company's Kelco biogums business in 2000 by Lehman Brothers Merchant Bank Partners II, L.P. (Lehman), which combined the company's Kelco biogums business with a business purchased from Hercules, Inc. to form CP Kelco. The company has asserted counterclaims against the plaintiff for the return of certain payments and specific performance of plaintiff's contractual obligation to provide severance benefits to certain employees of the company who were transferred to CP Kelco. The company has also asserted indemnification claims against Lehman and Hercules in a third-party complaint. The trial is tentatively scheduled for June 2002.
  Pursuant to the Separation Agreement between Monsanto and Pharmacia, Monsanto assumed and agreed to indemnify Pharmacia for liabilities primarily related to the agriculture business. Therefore, Pharmacia may remain the named party in certain legal proceedings, but Monsanto will manage the litigation, including indemnifying Pharmacia for costs, expenses and any judgments or settlements. In addition, Monsanto has assumed, and agreed to indemnify Pharmacia for, any liabilities primarily related to Pharmacia's former chemical businesses, including any liabilities that Solutia Inc. has assumed from Pharmacia in connection with the spin-off of Solutia on September 1, 1997, to the extent Solutia fails to pay, perform or discharge these liabilities. This includes litigation and environmental liabilities assumed by Solutia, which are not discussed herein. See Note 6-Discontinued Operations.
  Based on information currently available and the company's experience with lawsuits of the nature of those currently filed or anticipated to be filed which have resulted from business activities to date, the amounts accrued for product and environmental liabilities are considered adequate. While the results of litigation cannot be predicted with certainty, management's belief is that any potential remaining liability that might exceed amounts already accrued will not have a material adverse effect on the company's consolidated financial position, its results of operations or liquidity, except where specifically disclosed herein and in Note 15, Commitments, Contingent Liabilities and Litigation.
  The company's estimate of the ultimate cost to be incurred in connection with environmental situations could change due to uncertainties at many sites with respect to potential clean-up remedies, the estimated cost of clean-up, and the company's share of a site's cost. With regard to the company's discontinued industrial chemical facility in North Haven, Connecticut, the company will be required to submit a corrective measures study report to the EPA. As the corrective action process progresses, it may become appropriate to reevaluate the existing reserves designated for remediation in light of changing circumstances. It is reasonably possible that a material increase in accrued liabilities will be required. It is not possible, however, to estimate a range of potential losses. Accordingly, it is not possible to determine what, if any, exposure exists at this time or when the expenditures might be made.

Discontinued Operations
Monsanto
On October 23, 2000, there was an IPO of a portion of Monsanto's shares. At the completion of the IPO, the company continued to own approximately 85 percent of Monsanto. Since that time, Monsanto has operated as a separate business and public registrant. Monsanto stock is currently traded on the New York Stock Exchange. On November 28, 2001, the board of directors approved a formal plan to distribute to Pharmacia shareholders the remaining outstanding shares held of Monsanto, the company's agricultural subsidiary, in a tax-free spin-off transaction. The spin-off will allow both Pharmacia and Monsanto to devote management time and efforts to the core strategies of each business. The distribution of spin-off shares is planned to occur in the fourth quarter of 2002.
  The results of operations, financial position and cash flows of Monsanto have been reclassified in the consolidated financial statements as discontinued operations. Additionally, the notes to the consolidated financial statements have also been restated to conform to this presentation. Net sales of Monsanto included in discontinued operations reflect reported full-year amounts for all periods presented. Income from discontinued operations has been reduced for amounts allocable to the minority interest. The company estimates that net income will be realized from Monsanto operations during the disposal period, net of seasonal net operating losses expected in the fourth quarter of 2002 and transaction costs. Income from the date of the decision to dispose of Monsanto through December 31, 2001 has been reduced to zero by a portion of the expected seasonal losses and transaction costs. Once the accumulated net income of Monsanto during the disposal period exceeds the anticipated seasonal net losses and transaction costs, future income will be recognized in discontinued operations as realized. Since the method of disposition of Monsanto is a spin-off of its shares to holders of Pharmacia stock, there will be no gain or loss on the transaction. There will be certain transaction costs, however, and for accounting purposes, the net results of operations of Monsanto for the period November 29, 2001 through to the actual disposal, net of minority interest and transaction costs, will be shown as gain on disposal.
  Monsanto Company has assets and liabilities and generates revenues from operations in Argentina. On February 3, 2002, the new government in Argentina announced several reforms intended to stabilize the economic environment. The government's programs continue to evolve at a rapid pace. At this time, it is unclear what effect existing and new regulations and conditions might have on Monsanto's business in Argentina, although they could increase credit risk and have a material adverse effect on financial position, profitability and liquidity. Monsanto actively manages its financial interests and continues to monitor the situation.

                                                           Pharmacia Corporation


Other

The majority of the $8 million loss from discontinued operations recorded in 2001 consisted of legal costs in connection with the sale of the artificial sweeteners business. Other net sales and income from discontinued operations for 2000 represent the biogums, bulk aspartame, tabletop sweeteners and ORTHO lawn and garden businesses whereas 1999 also included the alginates business. Other net sales and income from discontinued operations in 2000 include nine months of biogums, five months of bulk aspartame and two months of the tabletop sweeteners business and a settlement of litigation related to the ORTHO lawn and garden products business. Other net sales and income from discontinued operations in 1999 included the alginates, biogums, bulk aspartame, and tabletop sweeteners, and one month of the ORTHO lawn and garden products business.

     On September 29, 2000, Pharmacia completed the sale of the biogums business to a joint venture formed between Hercules, Inc. and Lehman Brothers Merchant Banking Partners II, L.P., for cash proceeds of $592 million. On March 17, 2000, Pharmacia completed the sale of the tabletop sweeteners business to Merisant Company for $570 million in cash. On May 24, 2000, Pharmacia completed the sale of its sweetener ingredient business to J.W. Childs Equity Partners II, L.P., for $440 million in cash proceeds. Also on May 24, 2000, Pharmacia completed the sale of equity interests in two European joint venture companies, NutraSweet A.G. and Euro-Aspartame S.A., to Ajinomoto Co., Inc., for $67 million in cash proceeds.

     In January 1999, the company completed the sale of the ORTHO lawn and garden products business and received proceeds of $340 million. On October 15, 1999, the company completed the sale of the alginates business to International Specialty Products. The company received proceeds of $40 million from the sale.

     On July 1, 1999, the company announced its intention to sell the artificial sweetener (bulk aspartame and tabletop sweeteners) and biogum businesses. The results of operations, financial position, and cash flows of these businesses, and of the alginates and ORTHO lawn and garden products businesses, the divestitures of which were approved by the company's board of directors in 1998, had been reclassified as discontinued operations in 1999.

Extraordinary Items

During 2001 and 2000, the company had three retirements of debt. In 2001, the company retired debt related to the ACES in the principal amount of $700 million and certain debt obligations relating to one of the ESOPs in the amount of $24 million. The $12 million of costs associated with these retirements has been classified to extraordinary items on the company's consolidated statements of earnings. In 2000, the company repurchased certain long-term debt issues with a total principal amount of $362 million. The cost of this action was $32 million. The costs related to the tender were comprised of normal inducement premiums and professional and administrative fees.

Critical Accounting Policies

The consolidated financial statements are presented on the basis of accounting principles that are generally accepted in the U.S. All professional accounting standards that are effective as of December 31, 2001 have been taken into consideration in preparing the consolidated financial statements. The company has chosen to highlight certain policies that it considers critical to the operations of the business and understanding its consolidated financial statements.

     Revenues are recognized when title to products and risk of loss are transferred to customers. Where right of return exists, revenues are reduced at the time of sale to reflect expected returns that are estimated based on historical experience. Additional conditions for recognition of revenue are that collection of sales proceeds is reasonably assured and the company has no further performance obligations. The company records costs that represent returns, rebates and sales incentives as a reduction of revenues at the time of the sale or transaction based on historical experiences.

     Nonrefundable upfront payments from promotion partners are deferred and recognized over the life of the agreement. Such arrangements are evaluated on an individual basis.

     Research and development expenses are charged to the consolidated statements of earnings. The company considers that regulatory and other uncertainties inherent in the development of new products preclude it from capitalizing development costs. This treatment includes upfront and milestone payments made to third parties in connection with R&D collaborations. Acquired projects that have achieved technical feasibility, signified by the FDA or comparable regulatory body approval, are capitalized because it is probable that the costs will give rise to future economic benefits. Laboratory buildings and equipment with alternative uses are included in tangible fixed assets and depreciated over their estimated useful lives. The company has no off-balance-sheet special purpose entities financing or conducting research or development.

     The company accounts for current discontinued operations under APB Opinion No. 30. This includes the accounting and presentation of Monsanto Company, Pharmacia's agricultural subsidiary, that became a discontinued operation in the fourth quarter of 2001. Under the rules, the historical results of operations have been removed from the continuing operations and consolidated into a single-line presentation below earnings from continuing operations on a net of tax basis. Similarly, assets and liabilities of the discontinued businesses have been netted and presented as single line in the company's consolidated balance sheets for all years presented. Gain or loss relating to the decision to dispose are estimated at the decision date with losses recorded immediately and gains when realized. Additional information relating to the company's discontinued operations is discussed under Discontinued Operations and in the notes to the consolidated financial statements.

     The company's consolidated balance sheets reflect various financial instruments including cash and cash equivalents, invest-

                                                           Pharmacia Corporation

ments, debt obligations and derivative instruments. The company does not engage in trading activities or off-balance-sheet financial instruments. As a matter of company policy, excess cash and deposits are held by major banks throughout the world or in high quality short-term liquid debt instruments backed by qualified financial institutions. The company has investments, mainly in equity securities that are carried at fair market value. Long-term debt obligations of the company are carried at amortized cost. The company uses certain derivative instruments including forward contracts, cross-currency swaps, currency options and interest rate swaps to protect assets and cash flows mainly from fluctuations that may arise from volatility in currency exchange and interest rates. These instruments are carried at fair market value. Additional discussion regarding financial instruments is discussed under Market Risk and in the notes to the consolidated financial statements.

     The company is self-insured for product liability exposures up to reasonable risk retention levels where excess coverages have been obtained. For product liability claims that have been incurred, liability calculations take into account such factors as specific claim amounts, past experience with such claims, number of claims reported and estimates of claims incurred but not yet reported. In addition to this base level of reserves, individually significant contingent losses are accrued for in compliance with applicable guidance. Product liability accruals are not reduced for expected insurance recoveries.

     The company accrues for environmental remediation liabilities when they are probable and reasonably estimable based on current law and existing technologies. The accruals are adjusted as further information develops or circumstances change. Costs of future expenditures do not reflect any claims for recoveries and are not discounted to their present value.

     The company applies an asset and liability approach to accounting for income taxes. Deferred tax liabilities and assets are recognized for the expected future tax consequences of temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the years in which the differences are expected to reverse. The company records deferred income taxes on subsidiaries' earnings that are not considered to be permanently invested in those subsidiaries. In addition, the company believes that the accrued tax liability was adequate for all years.

Euro Conversion

Effective January 1, 1999, 11 European countries began operating with a new common currency, the euro. This has now increased to 12 with the addition of Greece. Beginning January 1, 2002, the euro has completely replaced these countries' national currencies.

     At December 31, 2001, there had been no material impact of the euro conversion on the company and management believes any future impact will similarly not be significant. There is no guarantee that all problems will be foreseen and corrected, or that no material disruption of the company's business will occur.

New Accounting Standards

On January 1, 2002, Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which provides guidance on the accounting for the impairment or disposal of long-lived assets, became effective. For long-lived assets to be held and used, the new rules are similar to previous guidance which required the recognition of an impairment when the undiscounted cash flows will not recover its carrying amount. The impairment to be recognized will continue to be measured as the difference between the carrying amount and fair value of the asset. The computation of fair value now removes goodwill from consideration and incorporates a probability-weighted cash flow estimation approach. The previous guidance provided in SFAS No. 121 is to be applied to assets that are to be disposed of by sale. Additionally, assets qualifying for discontinued operations treatment have been expanded beyond the former major line of business or class of customer approach. Long-lived assets to be disposed of by other than sale will now recognize impairment at the date of disposal, but will be considered assets to be held and used until that time. The company believes that there will not be a material impact on its consolidated financial statements due to the adoption of these rules.

     In July 2001, the Financial Accounting Standards Board issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. The company is currently evaluating the effects the new rules may have on its consolidated financial statements and expects to adopt SFAS No. 143 on January 1, 2003.

     In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." The provisions of SFAS No. 141 require that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, provide specific criteria for the initial recognition and measurement of intangible assets apart from goodwill and require that unamortized negative goodwill be written off immediately as an extraordinary gain instead of being deferred and amortized. SFAS No. 141 eliminates the use of the pooling of interests method on a prospective basis. Therefore, any future business combinations consummated by the company must be accounted for at fair value using the purchase method.

     SFAS No. 141 also requires that, upon adoption of SFAS No. 142, in certain limited circumstances, the company may need to reclassify the carrying amounts of certain intangible assets into or out of goodwill, based on certain criteria effective for fiscal years beginning after December 15, 2001. The provisions of SFAS No. 142 prohibit the amortization of goodwill and indefinite-lived intangible assets and require that they be tested annually for impairment or on an interim basis if indications of a possible impairment arise. If the book value of goodwill and indefinite-lived intangibles is greater than its fair value, an impairment loss is recognized

                                                           Pharmacia Corporation

for its difference. In addition, SFAS No. 142 requires that reporting units be identified for purposes of assessing potential future impairments of goodwill, and removes the 40-year limitation on the amortization period of intangible assets that have finite lives.

     The company will adopt the provisions of SFAS No. 142 in the quarter ended March 31, 2002 and is currently in the process of identifying its reporting units and amounts of goodwill, intangible assets, other assets and liabilities to be allocated to those reporting units. In addition, remaining useful lives of intangible assets are being evaluated with no material changes anticipated. The company has not yet determined the annual reduction in recorded amortization resulting from adoption of these rules.

     As of December 31, 2001, the company had $1.1 billion of goodwill recorded net of accumulated amortization. Annual amortization of goodwill was $103 million related to its pharmaceutical operations. The company does not expect to record an impairment loss upon the adoption of SFAS No. 142 related to its pharmaceutical operations.

     Goodwill related to equity investments and discontinued operations is currently under review for possible impairment. Although an impairment may exist, the amount of potential write-off has not been determined. It is anticipated that the second step of the impairment test, which identifies the amount of impairment, will be completed within the first half of 2002.

     On January 1, 2001, the company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and its amendments. This statement requires companies to record derivatives on the balance sheet as assets and liabilities measured at fair value. The accounting treatment of gains and losses resulting from changes in the value of derivatives depends on the use of the derivative and whether it qualifies for hedge accounting. Gains and losses on nonhedging instruments attributable to changes in the fair value are recorded in earnings. If elected and qualified, special hedge accounting is available whereby gains and losses on derivatives and certain other instruments can be offset or recorded in shareholders' equity.

     In accordance with the transition provisions of SFAS No. 133, the company recorded a net-of-tax cumulative effect adjustment in earnings as of January 1, 2001 for approximately a $1 million gain. This amount is comprised of the excluded component of instruments previously designated in cash flow hedges and other changes in recorded basis to bring derivatives to fair value, both of which were less than $1 million on an individual basis. Also included in the $1 million gain were offsetting adjustments to the carrying value of a hedged item and the hedging derivative for a fair value hedge each in the amount of $19 million. A similar cumulative effect adjustment, an unrealized gain of $3 million (net of tax) has been made on the balance sheet to OCI. This amount reflects the deferred amount of derivative instruments previously designated in cash flow hedges.

     Upon adopting SFAS No. 133, the company elected to reclassify $52 million of held-to-maturity securities as available-for-sale securities. The unrealized gain associated with the reclassification was not material and was recorded in OCI. Under the provisions of SFAS No. 133, such a reclassification does not call into question the company's intent to hold current or future debt securities until their maturity.

     In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements" (SAB
101). SAB 101 allows companies to report any changes in revenue recognition related to adopting its provisions as an accounting change at the time of implementation in accordance with APB Opinion No. 20, "Accounting Changes."

     In connection with SAB 101, the company recorded a cumulative effect of a change in accounting principle, effective January 1, 2000, in the after-tax amount of $198 million (net of taxes of $108 million). This amount primarily relates to certain nonrefundable payments received from co-promotion partners that were recognized in earnings in prior years as well as certain agricultural revenues from biotechnology traits sold by third-party seed companies. Payments received in 1996 and 1998 from co-promotion partners comprised the majority of the adjustment. These payments have now been treated as deferred revenue and are being amortized over the terms of the underlying agreements. Amortization of the deferred revenue related to continuing businesses during 2001 and 2000 was $29 million and $22 million, respectively.

     Included in the $198 million cumulative catch-up adjustment was $26 million (net of taxes of $16 million) recognized by Monsanto related to biotechnology traits sales. The adoption of SAB 101 affected the company's method of recognition of traits sold through competitor seed companies. Monsanto's previous practice was to recognize the licensee revenue when the third-party seed company sold the seed into the distribution system.

     The company recorded a cumulative effect of a change in accounting principle, effective January 1, 1999, for revenue recognized in 1998 related to the sales of marketing rights. The effect on earnings in 1999 was an after-tax loss of $20 million, net of taxes of $12 million.

Forward-Looking Statements

Certain statements contained in this Report, as well as in other documents incorporating by reference all or part of this Report, are "forward-looking statements" provided under the "safe harbor" protection of the Private Securities Litigation Reform Act of 1995. These statements are made to enable a better understanding of the company's business, but because these forward-looking statements are subject to many risks, uncertainties, future developments and changes over time, actual results may differ materially from those expressed or implied by such forward-looking statements. Examples of forward-looking statements are statements about anticipated financial or operating results, financial projections, business prospects, future product performance, future research and development results, anticipated regulatory filings and approvals and other matters that are not historical facts. Such statements often include words such as: believes, expects, antici-

                                                           Pharmacia Corporation

pates, intends, plans, estimates or similar expressions.

     These forward-looking statements are based on the information that was currently available to the company, and the expectations and assumptions that were deemed reasonable by the company, at the time when the statements were made. The company does not undertake any obligation to update any forward-looking statements in this Report or in any other communications of the company, whether as a result of new information, future events, changed assumptions or otherwise, and all such forward-looking statements should be read as of the time when the statements were made, and with the recognition that these forward-looking statements may not be complete or accurate at a later date.

     Many factors may cause or contribute to actual results or events being materially different from those expressed or implied by such forward-looking statements. Although it is not possible to predict or identify all such factors, they may include the following factors discussed below:

     Competition for our products: Competitive effects from current and new products, including generic products, sold by other companies; competition and loss of patent protection could lead to significant loss of sales.

     Pharmaceutical pricing: Price constraints and other restrictions on the marketing of products imposed by governmental agencies or by managed care groups, institutions and other purchasing agencies could result in lower prices for the company's products.

     Product discovery and approval: The company's ability to discover and license new compounds, develop product candidates, obtain regulatory approvals and market new products is risky and uncertain.

     Product recalls or withdrawals: Efficacy or safety concerns raised in the scientific literature, increase in trends of adverse events in the marketplace, and/or manufacturing quality issues with respect to our products, could lead to product recalls, withdrawals or declining sales.

     Manufacturing facilities: Failure to comply with Current Good Manufacturing Practices and other applicable regulations and quality assurance guidelines could lead to temporary manufacturing shutdowns, product shortages and delays in product manufacturing.

     Restrictions on marketing: Restrictions on promotion in patient populations as a result of FDA warning letters on promotional materials could effect sales of the company's products and could lead to holds on current and future New Drug Applications and supplements filed with the FDA.

     Legal claims: The company's ability to secure and defend its intellectual property rights; the company's involvement in numerous lawsuits including product liability claims, antitrust litigation, environmental concerns, commercial disputes, any of which could affect the company's profits or ability to sell and market its products. In addition, in connection with the separation of the agricultural business from the pharmaceutical business on September 1, 2000, Monsanto assumed, and agreed to indemnify Pharmacia Corporation for, any liabilities primarily related to Pharmacia's former agricultural or chemical businesses, including any liabilities that Solutia had assumed from Pharmacia in connection with the spin-off of Solutia on September 1, 1997, to the extent that Solutia fails to pay, perform or discharge those liabilities. This includes among other things, litigation and environmental liabilities that were assumed by Solutia.

     Employees: The company's ability to attract and retain management and other key employees.

     External pressures: Social, legal, political and governmental developments, especially those relating to health care reform, pharmaceutical pricing and reimbursement, patient privacy, tax laws and agricultural biotechnology; seasonal and weather conditions affecting agricultural markets.

     Economic conditions: Changes in foreign currency exchange rates or in general economic or business conditions including inflation and interest rates.

     Business combinations: Acquisitions, divestitures, mergers, restructurings or strategic initiatives that change the company's structure; business combinations among the company's competitors and major customers could affect our competitive position.

     Accounting policies and estimates: Changes to accounting standards or generally accepted accounting principles, which may require adjustments to financial statements and may affect future results.

     Such other factors that may be described elsewhere in this Report or in other company filings with the U.S. Securities and Exchange Commission.

Selected Financial Data

On November 28, 2001, the company announced its intention to spin off its Monsanto agricultural subsidiary. In connection with this, all data presented have been restated to reflect Pharmacia operations with Monsanto treated as a discontinued operation.


------------------------------------------------------------------------------------------------------------
Years Ended December 31,                                     2001       2000       1999      1998      1997
------------------------------------------------------------------------------------------------------------
Net sales                                                 $13,837    $12,651    $11,177   $ 9,289   $ 8,907
Earnings from continuing operations(1)                      1,291        804      1,156       606       359
Total assets                                               22,377     22,777     20,738    19,940    18,233
Long-term debt                                              2,731      3,624      1,958     2,384     1,630
Diluted earnings per share from continuing operations(1)      .97        .61        .90       .48       .29
Dividends declared per share(2)                              .525         --         --        --        --
=============================================================================================================

(1) Comparability of earnings for periods prior to 2000 may be affected due to the change in accounting principle recorded in 2000. Refer to Note 2 for additional information.

(2) Dividends declared has not been presented for periods prior to 2001 because the information would not be meaningful. For the year ended December 31, 2000, shareholders received a combination of dividends declared by post-merger Pharmacia Corp., and former Monsanto Company and P&U, Inc. For the years prior to 2000, shareholders received amounts declared by former Monsanto Company and P&U, Inc.

Reports of Management and Independent Accountants          Pharmacia Corporation

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

Fred Hassan,
Chairman and Chief Executive Officer

Christopher J. Coughlin,
Executive Vice President and Chief Financial Officer

Report of Independent Accountants

To the Shareholders and Board of Directors of Pharmacia Corporation:

     In our opinion, based on our audits and the reports of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of earnings, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Pharmacia Corporation and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Monsanto Company and the former Monsanto Company, which statements reflect total assets of $11,429,000 and $11,726,000 as of December 31, 2001 and 2000,
respectively, and total revenues of $5,462,000, $5,493,000 and $9,172,000 for each of the three years in the period ended December 31, 2001. Those statements were audited by other auditors whose reports thereon have been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Monsanto Company and the former Monsanto Company, is based solely on the reports of the other auditors. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

     As discussed in Note 2 to the consolidated financial statements, in 2000 the company changed its method of recognizing revenue to conform to the Securities and Exchange Commission's Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements.

PricewaterhouseCoopers LLP
Florham Park, New Jersey
February 5, 2002

Consolidated Statements of Earnings                        Pharmacia Corporation

---------------------------------------------------------------------------------------------
Dollar amounts in millions, except per-share data
For The Years Ended December 31,                                2001        2000       1999
---------------------------------------------------------------------------------------------
Net sales                                                     $13,837     $12,651     $11,177
Cost of products sold                                           2,949       2,886       2,763
Research and development                                        2,263       2,165       2,120
Selling, general and administrative                             6,034       5,486       4,637
Amortization of goodwill                                          103         115         120
Merger and restructuring                                          673         975          33
Interest expense                                                  255         182         139
Interest income                                                  (110)       (124)        (84)
All other, net                                                     83         (74)       (186)
---------------------------------------------------------------------------------------------
Earnings from continuing operations before income taxes         1,587       1,040       1,635
Provision for income taxes                                        296         236         479
---------------------------------------------------------------------------------------------
Earnings from continuing operations                             1,291         804       1,156
Income from discontinued operations, net of tax                   229         180         207
(Loss) gain on sale of discontinued operations, net of tax         (8)        (37)         35
---------------------------------------------------------------------------------------------
Earnings before extraordinary items and cumulative
  effect of accounting change                                   1,512         947       1,398
Extraordinary items, net of tax                                   (12)        (32)         --
Cumulative effect of accounting change, net of tax                  1        (198)        (20)
---------------------------------------------------------------------------------------------
Net Earnings                                                  $ 1,501     $   717     $ 1,378
=============================================================================================

Net earnings per common share:
    Basic
        Earnings from continuing operations                   $   .98     $   .62     $   .92
        Net earnings                                             1.14         .55        1.10
    Diluted
        Earnings from continuing operations                       .97         .61         .90
        Net earnings                                             1.12         .54        1.07
=============================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

                                                           Pharmacia Corporation

Consolidated Balance Sheets

-----------------------------------------------------------------------------------------------------------------
Dollar amounts in millions
December 31,                                                                                 2001           2000
-----------------------------------------------------------------------------------------------------------------
Current Assets:
Cash and cash equivalents                                                                 $ 1,276        $ 2,035
Short-term investments                                                                        119             35
Short-term notes receivable--Monsanto                                                         254            635
Trade accounts receivable, less allowance of $132 (2000: $122)                              2,434          2,510
Inventories                                                                                 1,684          1,519
Deferred income taxes                                                                         932            554
Receivables--Monsanto                                                                          87            162
Other                                                                                         880            788
-----------------------------------------------------------------------------------------------------------------
Total Current Assets                                                                        7,666          8,238
Long-term investments                                                                         288            349
Properties, net                                                                             4,875          4,512
Goodwill, net of accumulated amortization of $620 (2000: $449)                              1,059          1,279
Other intangible assets, net of accumulated amortization of $629 (2000: $313)                 444            374
Other noncurrent assets                                                                     1,729          1,683
Net assets of discontinued operations                                                       6,316          6,342
-----------------------------------------------------------------------------------------------------------------
Total Assets                                                                              $22,377        $22,777
=================================================================================================================

Current Liabilities:
Short-term debt                                                                           $   484        $   675
Short-term notes payable--Monsanto                                                             30            205
Trade accounts payable                                                                      1,048            836
Payables--Monsanto                                                                             44            261
Compensation and compensated absences                                                         501            502
Dividends payable                                                                             180            136
Income taxes payable                                                                          685            414
Other accrued liabilities                                                                   2,031          2,037
-----------------------------------------------------------------------------------------------------------------
Total Current Liabilities                                                                   5,003          5,066
Long-term debt                                                                              2,612          3,436
Guarantee of ESOP debt                                                                        119            188
Postretirement benefit obligation                                                             996          1,025
Deferred income taxes                                                                         143            222
Other noncurrent liabilities                                                                1,114            919
-----------------------------------------------------------------------------------------------------------------
Total Liabilities                                                                           9,987         10,856
-----------------------------------------------------------------------------------------------------------------
Commitments and Contingent Liabilities--Note 15                                                --             --
Shareholders' Equity:
Preferred stock, one cent par value; at stated value; authorized 10 million shares,
 issued 6,401 (2000: 6,518 shares)                                                            258            263
Common stock, two dollar par value; authorized 3 billion shares,
 issued 1.485 billion shares (2000: 1.468 billion shares)                                   2,970          2,937
Capital in excess of par value                                                              3,499          2,730
Retained earnings                                                                          11,586         10,781
ESOP-related accounts                                                                        (294)          (307)
Treasury stock                                                                             (2,789)        (2,003)
Accumulated other comprehensive loss:
  Currency translation adjustments                                                         (2,892)        (2,524)
  Unrealized investment gains, net                                                            142            101
  Minimum pension liability adjustment                                                        (96)           (57)
  Unrealized hedging instrument gains                                                           6             --
-----------------------------------------------------------------------------------------------------------------
Total Shareholders' Equity                                                                 12,390         11,921
-----------------------------------------------------------------------------------------------------------------
Total Liabilities And Shareholders' Equity                                                $22,377        $22,777
=================================================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Shareholders' Equity            Pharmacia Corporation

-----------------------------------------------------------------------------------------------------------
Dollar amounts in millions
For The Years Ended December 31,                                        2001           2000           1999
-----------------------------------------------------------------------------------------------------------
Preferred Stock:
Balance at beginning of year                                         $   263        $   270        $   277
Redemptions and conversions                                               (5)            (7)            (7)
-----------------------------------------------------------------------------------------------------------
Balance at end of year                                                   258            263            270
-----------------------------------------------------------------------------------------------------------
Common Stock:
Balance at beginning of year                                           2,937          2,931          2,929
Issuance of shares                                                        33              6              2
-----------------------------------------------------------------------------------------------------------
Balance at end of year                                                 2,970          2,937          2,931
-----------------------------------------------------------------------------------------------------------
Capital In Excess Of Par Value:
Balance at beginning of year                                           2,730          1,827          1,726
Agricultural subsidiary stock offering                                    --           (380)            --
Issuance of shares                                                       667             --             --
Stock option, incentive, dividend reinvestment plans and other           102          1,283            101
-----------------------------------------------------------------------------------------------------------
Balance at end of year                                                 3,499          2,730          1,827
-----------------------------------------------------------------------------------------------------------
Retained Earnings:
Balance at beginning of year                                          10,781         10,696          9,963
Net earnings                                                           1,501            717          1,378
Dividends declared                                                      (683)          (619)          (632)
Dividends on preferred stock (net of tax)                                (13)           (13)           (13)
-----------------------------------------------------------------------------------------------------------
Balance at end of year                                                11,586         10,781         10,696
-----------------------------------------------------------------------------------------------------------
ESOP-Related Accounts:
Balance at beginning of year                                            (307)          (330)          (360)
Third-party debt repayment                                                41             39             39
Other                                                                    (28)           (16)            (9)
-----------------------------------------------------------------------------------------------------------
Balance at end of year                                                  (294)          (307)          (330)
-----------------------------------------------------------------------------------------------------------
Treasury Stock:
Balance at beginning of year                                          (2,003)        (2,432)        (2,543)
Stock options and incentive plans                                         78            429            234
Purchases of treasury stock                                             (864)            --           (170)
Sales of treasury stock                                                   --             --             47
-----------------------------------------------------------------------------------------------------------
Balance at end of year                                                (2,789)        (2,003)        (2,432)
-----------------------------------------------------------------------------------------------------------
Accumulated Other Comprehensive Loss:
Balance at beginning of year                                          (2,480)        (2,051)        (1,433)
Other comprehensive loss                                                (360)          (429)          (618)
-----------------------------------------------------------------------------------------------------------
Balance at end of year                                                (2,840)        (2,480)        (2,051)
-----------------------------------------------------------------------------------------------------------
Total Shareholders' Equity                                           $12,390        $11,921        $10,911
===========================================================================================================

Comprehensive Income (Net of Tax):
Currency translation adjustments                                     $  (368)       $  (509)       $  (617)
Unrealized investment gains                                               41             71             11
Minimum pension liability adjustments                                    (39)             9            (12)
Unrealized hedging instrument gains                                        6             --             --
-----------------------------------------------------------------------------------------------------------
Other comprehensive loss                                                (360)          (429)          (618)
Net earnings                                                           1,501            717          1,378
-----------------------------------------------------------------------------------------------------------
Total Comprehensive Income                                           $ 1,141           $288           $760
===========================================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows                      Pharmaria Corporation

----------------------------------------------------------------------------------------
Dollar amounts in millions
For The Years Ended December 31,                              2001       2000       1999
----------------------------------------------------------------------------------------
Cash Flows Provided By Operations:
Net earnings                                               $ 1,501    $   717    $ 1,378
Adjustments to net earnings:
  Income from discontinued operations, net                    (229)      (180)      (207)
  Sale of discontinued operations, net                           8         37        (35)
  Extraordinary items                                           12         32         --
  Cumulative effect of accounting change                        (1)       198         20
  Depreciation and amortization                                611        633        598
  Deferred income taxes                                       (424)      (376)       (59)
  Acquired in-process R&D expenses                              67         --         --
  Stock option revaluations                                     --        232         --
  Other                                                        180         53         (1)
Changes in:
  Accounts receivable                                          (37)      (419)      (285)
  Inventories                                                 (247)       (74)      (186)
  Accounts payable and accrued liabilities                     237        103        135
  Other liabilities                                            (32)      (211)         9
  Other operating items                                        154        369        159
----------------------------------------------------------------------------------------
Net cash provided by continuing operations                   1,800      1,114      1,526
Net cash provided (required) by discontinued operations         99       (112)       171
----------------------------------------------------------------------------------------
Net Cash Provided By Operations                              1,899      1,002      1,697
----------------------------------------------------------------------------------------
Cash Flows (Required) Provided By Investment Activities:
Purchases of property, plant and equipment                  (1,020)      (774)    (1,046)
Other acquisitions and investments                            (262)      (138)      (195)
Investment and property disposal proceeds                      169        249        688
Proceeds from sale of subsidiaries                              46         76        125
Proceeds from discontinued operations, net                      --      1,669        288
Discontinued operations receivable/payable, net                206       (293)      (627)
Other investment activities                                     --        (67)      (145)
----------------------------------------------------------------------------------------
Net Cash (Required) Provided By Investment Activities         (861)       722       (912)
----------------------------------------------------------------------------------------
Cash Flows (Required) Provided By Financing Activities:
Proceeds from issuance of long-term debt                        --         --        135
Repayment of long-term debt                                   (768)    (1,773)      (416)
Net (decrease) increase in short-term borrowings              (246)        --        667
Issuance of stock                                              872      1,268        202
Treasury stock purchases                                      (864)        --       (170)
Dividend payments                                             (651)      (622)      (641)
Other financing activities                                     (62)       (29)       123
----------------------------------------------------------------------------------------
Net Cash Required By Financing Activities                   (1,719)    (1,156)      (100)
----------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                        (78)      (107)       (44)
----------------------------------------------------------------------------------------
(Decrease) increase in cash and cash equivalents              (759)       461        641
----------------------------------------------------------------------------------------
Cash and cash equivalents, beginning of year                 2,035      1,574        933
----------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                     $ 1,276    $ 2,035    $ 1,574
========================================================================================
Cash paid during the year for:
  Interest (net of amounts capitalized)                    $   247    $   358    $   386
  Income taxes                                             $   428    $   716    $   494
========================================================================================


The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements                 Pharmacia Corporation

On November 28, 2001, Pharmacia Corporation ("Pharmacia" or "the company") announced a plan to spin-off its Monsanto agricultural subsidiary. Under the plan, Pharmacia plans to distribute its entire ownership of Monsanto stock to its shareholders by means of a tax-free dividend during the fourth quarter of 2002.

As such, the results of operations and net assets of Monsanto will be reported as discontinued operations in one line in the consolidated statements of earnings and balance sheets. Similar adjustments were made to the consolidated statements of cash flows.

To avoid confusion throughout this document, "former Monsanto" will be used to refer to the pre-merger operations of the former Monsanto Company and "Monsanto" will refer to the agricultural subsidiary.

In the notes that follow, all dollar amounts are stated in millions except per-share data. Per-share amounts are presented on a diluted, after-tax basis. Trademarks are in italics.

1 Significant Accounting Policies and Other

Basis of Presentation

The consolidated financial statements are presented on the basis of accounting principles that are generally accepted in the U.S. All professional accounting standards that are effective as of December 31, 2001 have been taken into consideration in preparing the financial statements. The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported earnings, financial position and various disclosures. Actual results could differ from those estimates.

Principles of Consolidation

The consolidated financial statements include the accounts of the company and all majority-owned subsidiaries where control exists. Except for certain transactions with Monsanto, all material intercompany transactions and balances have been eliminated in consolidation. Investments in affiliates that are not majority owned, or where Pharmacia does not exercise control, are reported using the equity method and are recorded in other noncurrent assets. Gains and losses resulting from the issuance of subsidiaries' stock are recognized in shareholders' equity.

Currency Translation

With limited exceptions based on specific facts and circumstances, results of operations other than those located in highly inflationary countries, are translated into U.S. dollars using the average exchange rates during the year, while assets and liabilities are translated using period-end rates. Resulting translation adjustments are recorded as currency translation adjustments in shareholders' equity. For subsidiaries in highly inflationary countries, currency gains and losses resulting from translation and transactions are determined using a combination of current and historical rates and are reported directly in the consolidated statements of earnings.

Revenue Recognition

Revenues are recognized when title to products and risk of loss are transferred to customers. Where right of return exists, revenues are reduced at the time of sale to reflect expected returns that are estimated based on historical experience. Additional conditions for recognition of revenue are that collection of sales proceeds is reasonably assured and the company has no further performance obligations. The company records costs that represent estimated returns, rebates and sales incentives as reductions of revenues at the time of the sale or transaction, based on historical experience. Nonrefundable upfront payments from promotion partners are deferred and recognized over the life of the agreement. Such arrangements are evaluated on a contract-by-contract basis.

Cash Equivalents

The company considers all highly liquid debt instruments with an original maturity of 91 days or less to be cash equivalents.

Investments

The company has investments in debt securities that are classified in the consolidated balance sheets as short-term (restricted bank deposits and securities that mature in more than 91 days but not more than one year and securities with maturities beyond one year which management intends to sell within one year) or long-term (maturities beyond one year). The company also has investments in equity securities, all of which are classified as long-term investments. Investments are further categorized as being available-for-sale or held-to-maturity. Investments categorized as available-for-sale are marked to market based on quoted market values of the securities, with the resulting adjustments, net of deferred taxes, reported as a component of other comprehensive income (OCI) in shareholders' equity until realized. Investments categorized as held-to-maturity are carried at amortized cost, without recognition of gains or losses that are deemed to be temporary, because the company has both the intent and the ability to hold these investments until they mature. When a decline in market value is deemed to be other than temporary, the reduction in the carrying value of the investment is charged to expense.

Inventories

Inventories are valued at the lower of cost or market. Cost is determined by the last-in, first-out (LIFO) method for most U.S. inventories and the first-in, first-out (FIFO) method for substantially all non-U.S. inventories.

                                                           Pharmacia Corporation

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

Goodwill and Other Intangibles

Goodwill represents the excess of the purchase cost over the fair value of net assets acquired and is presented net of accumulated amortization. Amortization of goodwill is recorded on a straight-line basis over various periods not exceeding 40 years. The company assesses the recoverability of goodwill and other intangible assets when events or changes in circumstances indicate that the carrying amount may be impaired. If an impairment indicator exists, an estimate of future cash flows is developed and compared to the carrying amount of the goodwill or other intangible assets. If the expected undiscounted cash flows are less than the carrying amount of the goodwill or other intangible assets, an impairment loss is recognized for the difference between the carrying amount of the goodwill or other intangible assets and discounted cash flows.

Rights acquired under patent are reported at acquisition cost. Amortization is calculated on a straight-line basis over the remaining legal lives of the patents. Other intangible assets are amortized over the useful lives of those assets.

Product Liability

The company is self-insured for product liability exposures up to reasonable risk retention levels where excess coverages have been obtained. For product liability claims that have been incurred, liability calculations take into account such factors as specific claim amounts, past experience with such claims, number of claims reported and estimates of claims incurred but not yet reported. In addition to this base level of reserves, individually significant contingent losses are accrued for in compliance with applicable guidance. Product liability accruals are not reduced for expected insurance recoveries.

Research and Development

Research and development (R&D) expenses are fully charged to the consolidated statements of earnings when incurred. The company considers that regulatory and other uncertainties inherent in the research and development of new products preclude it from capitalizing such costs. This treatment includes upfront and milestone payments made to third parties in connection with R&D collaborations. Acquired projects that have achieved technological feasibility, signified by U.S. Food & Drug Administration (FDA) or comparable regulatory body approval, are capitalized because it is probable that the costs will give rise to future economic benefits. Laboratory buildings and equipment with alternative uses are included in tangible fixed assets and depreciated over their estimated useful lives.

Advertising

Costs associated with advertising are expensed in the year the related advertisement is first used and these costs are included in selling, general and administrative expenses. Advertising expense totaled approximately $1,192 in 2001, $1,138 in 2000 and $1,049 in 1999.

Income Taxes

The company applies an asset and liability approach to accounting for income taxes. Deferred tax liabilities and assets are recognized for the expected future tax consequences of temporary differences between the financial statements and tax bases of assets and liabilities using enacted tax rates in effect for the years in which the differences are expected to reverse. The company records deferred income taxes on subsidiaries' earnings that are not considered to be permanently invested in those subsidiaries. In addition, the company believes that the accrued tax liability was adequate for all years.

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

Stock-Based Compensation

Employee stock options are accounted for pursuant to Accounting Principles Board
(APB) Opinion No. 25, "Accounting for Stock Issued to Employees." The exercise price of stock options granted equals the market price on the date of grant. Accordingly, there is no expense recorded in connection with the grant of stock options.

                                                           Pharmacia Corporation

Derivatives and Hedging

The company recognizes all derivative instruments on the balance sheet at their fair value. Changes in the fair value of a derivative that is highly effective as and that is designated and qualifies as a fair-value hedge (including foreign currency fair-value hedges), along with changes in the fair value of the hedged asset or liability that are attributable to the hedged risk, are recorded in current-period earnings. Changes in the fair value of a derivative that is highly effective as and that is designated and qualifies as a cash flow hedge (including foreign currency cash flow hedges), are recorded in OCI until earnings are affected by the variability of cash flows of the hedged transaction. Any hedge ineffectiveness is included in current-period earnings. If derivatives are used as a hedge of a net investment in a foreign operation, the changes in the derivative's fair value, to the extent that the derivatives are effective as a hedge, are recorded in the cumulative translation adjustment account within OCI. In certain circumstances, the company enters into derivative contracts and does not designate them as fair value or cash flow hedges. This would be the case where the instrument serves as a natural hedge of an existing asset or liability. The company does not hold any instruments for trading purposes.

Reclassifications

Certain reclassifications have been made to conform prior periods' data to the current presentation.

2 New Accounting Standards and Changes In Accounting Principle

Asset Impairments

On January 1, 2002, Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which provides guidance on the accounting for the impairment or disposal of long-lived assets, became effective. For long-lived assets to be held and used, the new rules are similar to previous guidance which required the recognition of an impairment when the undiscounted cash flows will not recover its carrying amount. The impairment to be recognized will continue to be measured as the difference between the carrying amount and fair value of the asset. The computation of fair value now removes goodwill from consideration and incorporates a probability-weighted cash flow estimation approach. The previous guidance provided in SFAS No. 121 is to be applied to assets that are to be disposed of by sale. Additionally, assets qualifying for discontinued operations treatment have been expanded beyond the former major line of business or class of customer approach. Long-lived assets to be disposed of by other than sale will now recognize impairment at the date of disposal, but will be considered assets to be held and used until that time. The company believes that there will not be a material impact on its consolidated financial statements due to the adoption of these rules.

Asset Retirements

In July 2001, the Financial Accounting Standards Board issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. The company is currently evaluating the effects the new rules may have on its consolidated financial statements and expects to adopt SFAS No. 143 on January 1, 2003.

Goodwill and Intangibles

In June 2001, the Financial Accounting Standards Board issued SFAS No. 142, "Goodwill and Other Intangible Assets," which the company will adopt as of January 1, 2002. The provisions of SFAS No. 142 prohibit the amortization of goodwill and indefinite-lived intangible assets and require that they be tested annually for impairment or on an interim basis if indications of a possible impairment arise. In addition, SFAS No. 142 requires that reporting units be identified for purposes of assessing potential future impairments of goodwill, and remove the 40-year limitations on the amortization period of intangible assets that have finite lives.

The company is currently in the process of identifying its reporting units and amounts of goodwill, intangible assets, other assets and liabilities to be allocated to those reporting units. In addition, remaining useful lives of intangible assets are being evaluated with no material changes anticipated. The company has not yet determined the annual reduction in recorded amortization resulting from adoption of SFAS No. 142.

As of December 31, 2001, the company had $1.1 billion of goodwill recorded net of accumulated amortization. Annual amortization of goodwill was $103.

The company does not expect an impairment loss from the adoption of these rules related to its pharmaceutical operations. Goodwill related to equity investments and discontinued operations is currently under review for possible impairment. Although an impairment may exist, the amount of potential write-off has not been determined. It is anticipated that the second step of the impairment test, which identifies the amount of impairment, will be completed within the first half of 2002.

Business Combinations

On July 1, 2001, SFAS No. 141, "Business Combinations," became effective. The new standard requires that the purchase method of accounting be used for all business combinations after June 30, 2001. The use of the pooling of interests method is now prohibited. There was no impact on the company's consolidated financial statements due to the adoption of these rules.

Derivative Instruments and Hedging

On January 1, 2001, the company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and its amendments. This statement requires companies to record derivatives on the balance sheet as assets and liabilities measured at fair value. The accounting treatment of gains and losses resulting from changes in the value of derivatives depends

                                                           Pharmacia Corporation


on the use of the derivative and whether it qualifies for hedge accounting. Gains and losses on nonhedging instruments attributable to changes in the fair value are recorded in earnings. If elected and qualified, special hedge accounting is available whereby gains and losses on derivatives and certain other instruments can be offset or recorded in shareholders' equity.

In accordance with the transition provisions of SFAS No. 133, the company recorded a net-of-tax cumulative effect adjustment in earnings as of January 1, 2001 for approximately a $1 gain. This amount is comprised of the excluded component of instruments previously designated in cash flow hedges and other changes in recorded basis to bring derivatives to fair value, both of which were less than $1 on an individual basis. Also included in the $1 gain were offsetting adjustments to the carrying value of a hedged item and the hedging derivative for a fair value hedge each in the amount of $19. A similar cumulative effect adjustment in the amount of $3 (net of tax) has been made on the balance sheet to OCI. This amount reflects the deferred amount of derivative instruments previously designated in cash flow hedges.

Upon adopting SFAS No. 133, the company elected to reclassify $52 of held-to-maturity securities as available-for-sale securities. The unrealized gain associated with the reclassification was not material and is recorded in OCI. Under the provisions of SFAS No. 133, such a reclassification does not call into question the company's intent to hold current or future debt securities until their maturity.

Revenue Recognition

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

In connection with SAB 101, the company recorded a cumulative effect of a change in accounting principle, effective January 1, 2000, in the after-tax amount of $198 (net of taxes of $108). This amount primarily relates to certain nonrefundable payments received from promotion partners that were recognized in earnings in prior years as well as certain agricultural revenues from biotechnology traits sold by third-party seed companies. Payments received in 1996 and 1998 from promotion partners comprised the majority of the adjustment. These payments are now deferred and are being amortized over the terms of the underlying agreements. Amortization of these deferred amounts related to continuing businesses during 2001 and 2000 was $29 and $22, respectively.

Included in the $198 cumulative catch-up adjustment was $26 (net of taxes of $16) recognized by Monsanto related to biotechnology traits sales. The adoption of SAB 101 affected the company's method of recognition of traits sold through competitor seed companies. Monsanto's previous practice was to recognize the licensee revenue when the third-party seed company sold the seed into the distribution system.

The company recorded a cumulative effect of a change in accounting principle, effective January 1, 1999, for revenue recognized in 1998 related to the sales of marketing rights. The effect on earnings in 1999 was an after-tax loss of $20, net of taxes of $12.

Pro forma net earnings is presented below with the related earnings-per-share amounts for 2000 and 1999 and assumes the accounting change relating to revenue recognition was made retroactively.

-------------------------------------------------------------
December 31,                                  2000       1999
-------------------------------------------------------------
Net earnings                                 $ 915     $1,386
Basic net earnings per share                 $ .71     $ 1.10
Diluted net earnings per share                 .69       1.08
-------------------------------------------------------------

3 Merger and Restructuring Charges

The company recorded merger and restructuring charges of $673, $975 and $33 during 2001, 2000 and 1999, respectively. All of these charges were recorded on the merger and restructuring line of the consolidated statements of earnings.

During 2000, the former Monsanto Company and Pharmacia & Upjohn (P&U) merged to form Pharmacia Corporation. As a result of that merger, there were many duplicate functions and locations, particularly in the prescription pharmaceutical segment and corporate functions. The company began a restructuring in order to integrate the two companies, eliminate duplicate positions and facilities and create a consolidated headquarters in New Jersey.

The board of directors approved a comprehensive integration and restructuring plan in the spring of 2000. Due to the comprehensive nature of this restructuring, the timelines for the various plans were expected to occur over multiple years and the related restructuring charges also were intended to be taken over three or four years. As of December 31, 2001, merger charges relating to this plan are essentially complete.

The $673 reported merger and restructuring charges in 2001 were comprised of the following:

o $340 to integrate the former Monsanto and P&U organizations is comprised of $139 of consulting fees for system and process integration, $52 relating to information technology integration projects, $26 of contract termination fees and employee relocation costs, $123 relating to other out-of-pocket merger costs such as travel, temporary payroll, incentives and other costs necessary to complete the merger.

o $79 relating to the formation and partial sale of Biovitrum AB (Biovitrum). The $79 is comprised of a noncash charge of $63 relating to asset write-downs and $16 of other related cash expenses. Biovitrum was established during the second quarter of 2001 as the result of the company's plan to exit its Sweden-based metabolic disease research activities, biopharmaceutical develop-

                                                           Pharmacia Corporation

ment unit and the company's plasma business. The company has partially divested of its ownership in Biovitrum and currently owns less than 20 percent.

o $225 associated with restructuring the prescription pharmaceuticals segment as a result of combining G.D. Searle, the pharmaceutical business of the former Monsanto Company, and P&U operations worldwide. These actions resulted in duplicate facilities, computer systems and positions around the world. The charges consist of $144 relating to the separation of approximately 1,050 employees worldwide in R&D, manufacturing, marketing and administrative functions; $41 relating to asset write-downs resulting from duplicate computer equipment and facilities; $33 relating to contract and lease termination fees and $7 of other exit costs.

o $29, net, relating to consolidating corporate and administrative functions in the company's New Jersey headquarters and eliminating duplicate administrative positions and a reversal of $(25) of prior accruals due to lower separation payments than initially anticipated. This charge is comprised of $33 relating to the separation of approximately 240 employees primarily in corporate and administrative functions, $17 relating to asset write-downs of duplicate computer systems and leasehold improvements in duplicate facilities and $4 of contract and lease termination costs.

  The aggregate merger and restructuring charges of $975 during 2000 were comprised of the following:

o $599 to integrate the former Monsanto and P&U organizations was comprised of $100 relating to investment bankers, $42 in connection with legal and SEC fees, $48 relating to consultant expense, $11 relating to employee moving and relocation costs, $166 of other merger costs necessary to integrate the two companies, and a noncash charge of $232. This noncash charge related to certain employee stock options that were re-priced in conjunction with the merger pursuant to change-of-control provisions. Pursuant to the terms of these "premium options," at consummation of the merger, the original above-market exercise price was reduced to equal the fair market value on the date of grant.

o $241 associated with restructuring the prescription pharmaceutical segment as a result of combining G.D. Searle, the pharmaceutical business of the former Monsanto Company, and P&U operations worldwide. These actions resulted in duplicate facilities, computer systems and positions around the world. The charges consist of $165 relating to the separation of approximately 1,360 employees worldwide in R&D, manufacturing, marketing and administrative functions; $51 relating to asset write-downs resulting from duplicate computer systems and facilities; $22 relating to contract and lease terminations and $3 of other exit costs.

o $150 relating to consolidating corporate and administrative functions in New Jersey and eliminating duplicate administrative positions. This charge is comprised of $113 relating to the separation of approximately 210 employees in corporate and administrative functions and $37 relating to asset write-downs (duplicate computer systems and leasehold improvements in duplicate facilities) and lease termination fees and other exit costs.

o $(15) relating to the reversals of prior P&U restructuring reserves that resulted from higher than anticipated proceeds on asset sales and lower than anticipated separation payments.

Restructuring charges and spending associated with the current restructuring plans relating to the integration of the former P&U and Monsanto companies are as follows:

--------------------------------------------------------------
                           Workforce        Other
                          Reductions   Exit Costs       Total
--------------------------------------------------------------
Balance January 1, 2000        $  --         $ --       $  --
Additions                        278           26         304
Deductions                      (119)         (16)       (135)
--------------------------------------------------------------
Balance December 31, 2000        159           10         169
Additions                        177           37         214
Deductions                      (221)         (37)       (258)
--------------------------------------------------------------
Balance December 31, 2001      $ 115         $ 10       $ 125
==============================================================

As of December 31, 2001, cash payments totaling $340 relating to the separation of approximately 2,660 employees have been paid and charged against the liability.

Additional restructuring charges are expected to be incurred during 2002 and 2003 as Pharmacia continues to streamline operations. Total remaining pretax charges from this plan are expected to be $50 to $75. The company expects to have fully implemented these actions by the end of 2003.

Prior Restructuring Plans of Former Companies

During 1999, $33 was recorded as total merger and restructuring expense for Pharmacia. The company recorded $54 in restructuring expense relating to the former P&U restructuring plan. This includes a $3 adjustment to the 1998 turnaround restructuring. Employee separation benefits included in the 1999 charge are for the elimination of positions in R&D of $26, corporate and administration of $18 and sales of $6. Project termination costs totaled $4 and asset write-downs totaled $3. The adjustment to the prior restructuring liabilities of $3 was attributable to lower than anticipated separation costs. In connection with the merger with Sugen, the company recorded $16 in merger transaction costs such as fees for investment bankers, attorneys, accountants and other merger related costs. In 1999, the former Monsanto recorded net reversals of $37 relating to restructuring liabilities established in 1998. These restructuring liabilities were reversed as a result of lower actual severance and facility shutdown costs than originally estimated. As of December 2001, all activities relating to the

                                                           Pharmacia Corporation

restructuring plans associated with the former Monsanto Company and former P&U plans have been substantially completed.

4 Other Comprehensive Income

Other comprehensive income for the company, including amounts from both continuing operations and Monsanto, includes four components: changes in currency translation adjustments, unrealized gains and losses on available-for-sale securities, changes in fair value of derivative instruments and minimum pension liability adjustments. The following table shows the changes in each OCI component. Reclassification adjustments represent items that are included in net earnings in the current period but previously were reported in OCI. To avoid double counting these items in comprehensive income, gains are subtracted from OCI, while losses are added.

-----------------------------------------------------------------
                                                 Tax
For The Year Ended              Before       Expense      Net of
December 31, 2001                  Tax   or (Benefit)        Tax
-----------------------------------------------------------------
Currency translation
  adjustments                    $(368)         $ --       $(368)
-----------------------------------------------------------------
Unrealized investment gains         51           (30)         81
Less: reclassification
  adjustments for gains
  realized in net earnings          62            22          40
-----------------------------------------------------------------
Net unrealized investment
  (losses) gains                   (11)          (52)         41
-----------------------------------------------------------------
Minimum pension liability
  adjustments                      (63)          (24)        (39)
-----------------------------------------------------------------
Net unrealized hedging
  instrument gains                   4            (2)          6
-----------------------------------------------------------------
Other comprehensive
  (loss) income                  $(438)         $(78)      $(360)
=================================================================


-----------------------------------------------------------------
                                                Tax
For The Year Ended              Before       Expense      Net of
December 31, 2000                  Tax   or (Benefit)        Tax
-----------------------------------------------------------------
Currency translation
  adjustments                    $(509)         $--        $(509)
-----------------------------------------------------------------
Unrealized investment gains        154           61           93
Less: reclassification
  adjustments for gains
  realized in net earnings          33           11           22
-----------------------------------------------------------------
Net unrealized investment
  gains                            121           50           71
-----------------------------------------------------------------
Minimum pension liability
  adjustments                       21           12            9
-----------------------------------------------------------------
Other comprehensive
  (loss) income                  $(367)         $62        $(429)
=================================================================

-----------------------------------------------------------------
For The Year Ended
December 31, 1999
-----------------------------------------------------------------
Currency translation
  adjustments                    $(617)        $ --        $(617)
-----------------------------------------------------------------
Unrealized investment gains         32            7           25
Less: reclassification
  adjustments for gains
  realized in net earnings          21            7           14
-----------------------------------------------------------------
Net unrealized investment
  gains                             11          --            11
-----------------------------------------------------------------
Minimum pension liability
  adjustments                      (28)         (16)         (12)
-----------------------------------------------------------------
Other comprehensive loss         $(634)        $(16)       $(618)
=================================================================

                                                           Pharmacia Corporation

5 Earnings Per Share

Basic earnings per share (EPS) is computed by dividing the earnings measure by the weighted average number of shares of common stock outstanding. Diluted EPS is computed assuming the exercise of stock options, conversion of preferred stock and the issuance of stock as incentive compensation to certain employees. Also in the diluted computation, earnings from continuing operations and net earnings are reduced by an incremental contribution to the Employee Stock Ownership Plan (ESOP). This contribution is the after-tax difference between the income the ESOP would have received in preferred stock dividends and the dividend on the common shares assumed to have been outstanding.

  The following table reconciles the numerators and denominators of the basic and diluted earnings per share computations:

---------------------------------------------------------------------------------------------------------------------------
Share amounts in millions                                 2001       2001         2000       2000         1999       1999
Years Ended December 31                                  Basic    Diluted        Basic    Diluted        Basic     Diluted
---------------------------------------------------------------------------------------------------------------------------
EPS numerator:
Earnings from continuing operations                     $1,291     $1,291       $  804     $  804       $1,156     $1,156
Less: Preferred stock dividends, net of tax                (13)        --          (13)        --          (13)        --
Less: ESOP contribution, net of tax                         --         (8)          --         (8)          --         (5)
---------------------------------------------------------------------------------------------------------------------------
Earnings from continuing operations available
   to common shareholders                               $1,278     $1,283       $  791     $  796       $1,143     $1,151
---------------------------------------------------------------------------------------------------------------------------
EPS denominator:
Average common shares outstanding                        1,298      1,298        1,274      1,274        1,249      1,249
Effect of dilutive securities:
   Stock options and stock warrants                         --         12           --         21           --         23
   Convertible instruments and incentive compensation       --         12           --         12           --         12
---------------------------------------------------------------------------------------------------------------------------
Total shares                                             1,298      1,322        1,274      1,307        1,249      1,284
---------------------------------------------------------------------------------------------------------------------------
Earnings (loss) per share:
   Continuing operations                                $  .98     $  .97       $  .62     $  .61       $  .92     $  .90
   Discontinued operations                                 .18        .17          .14        .14          .17        .16
   (Loss) gain on sale of discontinued operation          (.01)      (.01)        (.03)      (.03)         .03        .03
   Extraordinary item                                     (.01)      (.01)        (.03)      (.03)          --         --
   Cumulative effect of accounting change                   --         --         (.15)      (.15)        (.02)      (.02)
---------------------------------------------------------------------------------------------------------------------------
Net earnings                                            $  1.14    $  1.12      $  .55     $  .54       $ 1.10     $ 1.07
===========================================================================================================================


The assumed conversion of stock options having an exercise price higher than the weighted average market price of the underlying shares is not taken into account in the diluted EPS computation as the effect would be antidilutive. For the years 2001, 2000 and 1999, the number of stock options so excluded were 34 million, 3 million and 55 million, respectively. Note that, if some or all of these stock options enter into future EPS computations due to rising share prices, the assumed use of option exercise proceeds to repurchase shares would mitigate the dilutive effect to some degree.

6 Discontinued Operations
Monsanto
On November 28, 2001, the Pharmacia board of directors approved a formal plan to distribute to Pharmacia shareholders the remaining outstanding shares held of Monsanto, the company's agricultural subsidiary, in a tax-free spin-off transaction. The spin-off will allow both Pharmacia and Monsanto to devote management time and efforts to the core strategies of each business. On October 23, 2000, there was an initial public offering (IPO) of a portion of Monsanto's shares. At the completion of the IPO, the company continued to own approximately 85 percent of Monsanto. Since that time, Monsanto has operated as a separate business and public registrant. Monsanto stock is currently traded on the New York Stock Exchange. The distribution of spin-off shares is planned to occur in the fourth quarter of 2002.
  The results of operations, financial position and cash flows of Monsanto have been reclassified in the consolidated financial statements as discontinued operations. In the table that follows, sales of Monsanto reflect reported full year amounts for all periods presented. Income from discontinued operations has been reduced for amounts allocable to the minority interest. The company estimates that net income will be realized from Monsanto operations during the disposal period, net of seasonal net operating losses expected in the fourth quarter of 2002 and transaction costs. Income from the date of the decision to dispose of Monsanto through December 31, 2001 has been reduced to zero by a portion of the expected seasonal losses and transaction costs. Once the accumulated net income of Monsanto during the disposal period exceeds the anticipated seasonal net losses and transaction costs, future income will be recognized in discontinued operations as realized. Since the method of disposition of Monsanto is a spin-off of its shares to holders of Pharmacia stock,

                                                          Pharmacia Corporation

there will be no gain or loss on the transaction. There will be certain transaction costs, however, and for accounting purposes, the net results of operations of Monsanto for the period November 29, 2001 through to the actual disposal, net of minority interest and transaction costs, will be shown as gain on disposal.
  Monsanto Company has assets and liabilities and generated revenues from operations in Argentina. On February 3, 2002, the new government in Argentina announced several reforms intended to stabilize the economic environment. The government's programs continue to evolve at a rapid pace. At this time, it is unclear what effect existing and new regulations and conditions might have on Monsanto's business in Argentina, although they could increase credit risk and have a material adverse effect on financial position, profitability and liquidity. Monsanto actively manages its financial interests and continues to monitor the situation. See Market and Credit Risk for additional discussion regarding Latin America.
  On September 1, 2000, the company entered into a Transition Services Agreement with Monsanto Company, the company's agricultural subsidiary. Under the agreement, Pharmacia primarily provides information technology support for Monsanto while Monsanto provides certain administrative support services for Pharmacia. In addition, the two companies pay various payroll charges, taxes and travel costs that are associated with the business activities of the other. Pharmacia and Monsanto also rent research and office space from each other. Since the initiation of the agreement, each party has charged the other entity rent based on a percentage of occupancy multiplied by the cost to operate the facilities. At December 31, 2001 and 2000, the company had a receivable balance of $87 and $162 included within other current assets on the consolidated balance sheets, respectively. Similarly, a payable of $44 and $261 was recorded at December 31, 2001 and 2000, respectively. Balances for both years are largely associated with transactions related to the separation agreement.
  Since the IPO closing date of October 23, 2000, Pharmacia Treasury Services AB, a wholly-owned subsidiary of Pharmacia, manages the loans and deposits of Monsanto. Interest rates and fees are comparable to the Commercial Paper (CP) rate and fees that Monsanto would have incurred with an independent CP dealer. Net interest income recorded by the company was $22 and $1 for the years ended December 31, 2001 and 2000, respectively. As of December 31, 2001 and 2000, a related-party note receivable of $254 and $635 is separately stated on the company's consolidated balance sheets, respectively. Additionally, the company has recorded balances of $30 and $205 in short-term debt for December 31, 2001 and 2000, respectively. During 2000, Pharmacia assumed $2,200 of Monsanto's debt in partial exchange for equity in Monsanto. This was a noncash transaction reflected in the company's balance sheet.

--------------------------------------------------------------------------------
Net Assets of Monsanto as of December 31,                     2001       2000
--------------------------------------------------------------------------------
Current assets                                             $ 4,797     $ 4,973
Noncurrent assets                                            6,676       6,957
--------------------------------------------------------------------------------
Total assets                                                11,473      11,930
--------------------------------------------------------------------------------
Current liabilities                                          2,367       2,756
Noncurrent liabilities                                       1,695       1,748
--------------------------------------------------------------------------------
Total liabilities                                            4,062       4,504
--------------------------------------------------------------------------------
Net assets of Monsanto before minority interest              7,411       7,426
Minority interest                                            1,095       1,084
--------------------------------------------------------------------------------
Net assets of discontinued operations                      $ 6,316     $ 6,342
================================================================================

Other
The majority of the $8 loss from discontinued operations recorded in 2001 consisted of legal costs in connection with the sale of the artificial sweeteners business. Other net sales and income from discontinued operations for 2000 represent the biogums, bulk aspartame, tabletop sweeteners and ORTHO lawn and garden businesses whereas 1999 also included the alginates business. Pharmacia completed the sale of the remaining former Monsanto Nutrition and Consumer Products businesses in 2000. As a result, there were no net assets from discontinued operation relating to these businesses as of December 31, 2001 or 2000. Other net sales and income from discontinued operations in 2000 include nine months of biogums, five months of bulk aspartame and two months of the tabletop sweeteners business and a settlement of litigation related to the ORTHO lawn and garden products business. Other net sales and income from discontinued operations in 1999 included the alginates, biogums, bulk aspartame and tabletop sweeteners, and one month of the ORTHO lawn and garden products business.

-------------------------------------------------------------------------------------------------------------------------
                                                                          2001                  2000                1999
                                                            ------------------    ------------------    ----------------
For The Years Ended December 31                             Monsanto     Other    Monsanto     Other    Monsanto   Other
-------------------------------------------------------------------------------------------------------------------------
Net sales                                                     $5,462      $ --      $5,493      $350      $5,248    $980
Income (loss) from discontinued operations, before tax           364       (13)        341       (88)        263     150
Income tax expense (benefit)                                     135        (5)        161       (51)        113      58
-------------------------------------------------------------------------------------------------------------------------
Net income (loss) from discontinued operations                $  229      $ (8)     $  180      $(37)     $  150    $ 92*
=========================================================================================================================

*$57 was reported as income from discontinued operations and $35 was reported as gain on sale of discontinued operations.

                                                          Pharmacia Corporation

On September 29, 2000, Pharmacia completed the sale of the biogums business to a joint venture formed between Hercules, Inc. and Lehman Brothers Merchant Banking Partners II, L.P. for cash proceeds of $592. On March 17, 2000, Pharmacia completed the sale of the tabletop sweeteners business to Merisant Company for $570 in cash. On May 24, 2000, Pharmacia completed the sale of its sweetener ingredient business to J.W. Childs Equity Partners II, L.P. for $440 in cash proceeds. Also on May 24, 2000, Pharmacia completed the sale of equity interests in two European joint venture companies, NutraSweet A.G., and Euro-Aspartame S.A., to Ajinomoto Co., Inc. for $67 in cash proceeds.
  In January 1999, the company completed the sale of the ORTHO lawn and garden products business and received proceeds of $340. On October 15, 1999, the company completed the sale of the alginates business to International Specialty Products. The company received proceeds of $40 from the sale.
  On July 1, 1999, the company announced its intention to sell the artificial sweetener (bulk aspartame and tabletop sweeteners) and biogum businesses. The results of operations, financial position and cash flows of these businesses, and of the alginates and ORTHO lawn and garden products businesses, the divestitures of which were approved by the company's board of directors in 1998, had been reclassified as discontinued operations in 1999.

7 Income Taxes
The components of income (loss) from continuing operations before income taxes were:

--------------------------------------------------------------------------------
Years Ended December 31,                      2001          2000           1999
--------------------------------------------------------------------------------
U.S.                                        $ (136)       $ (223)        $  570
Non-U.S.                                     1,723         1,263          1,065
--------------------------------------------------------------------------------
Earnings from continuing
   operations before income taxes           $1,587        $1,040         $1,635
================================================================================

The provision for income taxes from continuing operations included in the consolidated statements of earnings consisted of:

--------------------------------------------------------------------------------
Years Ended December 31,                      2001          2000            1999
--------------------------------------------------------------------------------
Current provision
U.S.                                         $ 346         $ 281           $ 197
Non-U.S.                                       374           331             341
--------------------------------------------------------------------------------
Total current provision                        720           612             538
--------------------------------------------------------------------------------
Deferred provision
U.S.                                          (325)         (398)            (33)
Non-U.S.                                       (99)           22             (26)
--------------------------------------------------------------------------------
Total deferred provision                      (424)         (376)            (59)
--------------------------------------------------------------------------------
Provision for income taxes                   $ 296         $ 236           $ 479
================================================================================

Differences between the company's effective tax rate and the U.S. statutory tax rate on earnings from continuing operations were as follows:

--------------------------------------------------------------------------------
Percent of Pretax Income                      2001          2000            1999
--------------------------------------------------------------------------------
Statutory tax rate                            35.0%         35.0%           35.0%
Lower rates in other jurisdictions, net      (11.2)         (8.9)           (1.6)
U.S. R&D tax credit                           (2.7)         (4.1)           (2.0)
nondeductible goodwill                         0.5           0.1             1.9
Merger-related costs                            --           4.5              --
All other, net                                (2.9)         (3.9)           (4.0)
--------------------------------------------------------------------------------
Effective tax rate                            18.7%         22.7%           29.3%
================================================================================

The lower rates in other jurisdictions are principally attributable to operations in jurisdictions subject to more favorable tax rates.

  Deferred income taxes are in the consolidated balance sheets as follows:

--------------------------------------------------------------------------------
                              2001            2001          2000            2000
December 31,                Assets     Liabilities        Assets     Liabilities
--------------------------------------------------------------------------------
Components of
  deferred taxes were:
Property, plant
  and equipment             $   --            $208        $   --            $326
Inventory                      393              --           302              --
Compensation and
  retirement plans             410              --           371              --
Swedish tax deferrals           --              46            --              41
Tax loss and tax
  credit carryforwards         767              --           707              --
Environmental and
  product liabilities           43              --            46              --
Tax on unremitted
  earnings                      --              40            --              82
Intangibles                     --              --            20              --
All other                      876             351           670             155
--------------------------------------------------------------------------------
Subtotal                     2,489             645         2,116             604
Valuation allowances           (23)                         (157)
--------------------------------------------------------------------------------
Total deferred taxes         2,466             645         1,959             604
--------------------------------------------------------------------------------
Net deferred
  tax assets                $1,821                        $1,355
================================================================================

As of December 31, 2001, Pharmacia had net operating loss carryforwards of approximately $177 which have various expiration dates through 2017, and tax credit carryforwards of $705, of which $522 have various expiration dates through 2021 and $183 have an unlimited life. As of December 31, 2001, Pharmacia has recorded valuation allowances of $23 against these carryforwards in jurisdictions where recovery of these carryforwards is uncertain. At December 31, 2001, undistributed earnings of subsidiaries considered permanently invested, for which deferred income taxes have not been provided, were approximately $6,300.

                                                           Pharmacia Corporation

  Monsanto's operating results were included in the Pharmacia consolidated federal and state income tax returns for tax years 2001, 2000 and 1999. Effective September 1, 2000, Monsanto and Pharmacia entered into a tax sharing agreement. To the extent Monsanto's results are included in any Pharmacia income tax return, Monsanto, in general, is obligated to pay Pharmacia (or Pharmacia is obligated to pay Monsanto) the amount of taxes that would be due as if Monsanto had filed its own tax returns. As of December 31, 2001 and 2000, Monsanto had an amount due (receivable from) Pharmacia of $(9) and $12, respectively, related to income taxes payable.

8 Derivative Instruments and Hedging Activities

The company's activities expose it to a variety of market risks, including risks related to the effects of changes in foreign-currency exchange rates and interest rates. These financial exposures are monitored and managed by the company as an integral part of its overall risk-management program. The company's risk-management program focuses on the unpredictability of financial markets and seeks to reduce the potentially adverse effects that the volatility of these markets may have on operating results and cash flows.

  The company maintains a foreign-currency risk-management strategy that uses derivative instruments to protect cash flows from fluctuations that may arise from volatility in currency exchange rates. The company is exposed to this risk both on an intercompany and third-party basis. These movements affect cross-border transactions that involve sales and inventory purchases denominated in foreign currencies. Additionally, the company is exposed to foreign currency exchange risk for recognized assets and liabilities, royalties and net investments in subsidiaries, all of which are denominated in nonfunctional currencies of the holder. The company primarily uses foreign-currency forward-exchange contracts, swaps and options to hedge these risks. The aggregate net transaction losses recorded in the consolidated statements of earnings due to the remeasurement of nonfunctional currency denominated assets and liabilities, net of related hedging gains and losses, were $9 and $21 for the years ending December 31, 2001 and 2000, respectively.

  The company maintains an interest rate risk-management strategy that uses derivative instruments to minimize significant, unanticipated earnings and cash flow fluctuations that may arise from volatility in interest rates. The company's goals are to manage interest rate sensitivity of debt and lower, where possible, the cost of its borrowed funds. Fluctuations in interest rates create an unrealized appreciation or depreciation in the fair market value of the company's fixed-rate debt when the current interest rate is compared with the original cost of the borrowed funds.

  By using derivative financial instruments to hedge exposures to changes in exchange rates and interest rates, the company exposes itself to credit risk. Credit risk is the risk that the counter-party might fail to fulfill its performance obligations under the terms of the derivative contract. The company minimizes its credit (or repayment) risk in derivative instruments by entering into transactions with high-quality counterparties and limiting the amount of exposure to each.

Fair-Value Hedges

The company uses interest rate swaps to convert a portion of its fixed-rate debt into variable-rate debt. Under the interest rate swap contracts, the company agrees with other parties to exchange, at specified intervals, the difference between fixed-rate and floating-rate interest amounts, which is calculated based on an agreed-upon notional amount.

  For the year ended December 31, 2001, there was no ineffectiveness or excluded ineffectiveness related to the company's fair-value hedges.

Cash Flow Hedges

The company is exposed to currency exchange rate fluctuations related to certain intercompany and third-party transactions. The company purchases foreign-exchange options and forward-exchange contracts as hedges of anticipated sales and purchases denominated in foreign currencies. The company enters into these contracts to protect itself against the risk that the eventual cash flows will be adversely affected by changes in exchange rates.

  The company uses foreign-currency exchange contracts to hedge the adverse effects that fluctuations in exchange rates may have on foreign-currency-denominated third-party and intercompany receivables and payables.

  For the year ended December 31, 2001, the company recognized a net loss of $1 in the all other, net section of the consolidated statements of earnings, which represented the total excluded ineffectiveness of all cash flow hedges. Specifically, this represents the changes in the time-value of option contracts, which the company excludes from its hedge effectiveness evaluation. There was no ineffectiveness on the company's cash flow hedges.

  As of December 31, 2001, $13 of pretax deferred gains (net of losses) on derivative instruments accumulated in OCI is expected to be reclassified as earnings during the next 12 months. Transactions and events that (1) are expected to occur over the next 12 months and (2) will necessitate reclassifying the derivative gains as earnings include actual sales and purchases of inventory. At December 31, 2001, the maximum term over which the company has hedged its exposures to the variability of cash flow (for all forecasted transactions, excluding interest payments on variable-rate debt) is 14 months.

Hedges of Net Investments in Foreign Operations

The company has numerous investments in foreign subsidiaries. The net assets of these subsidiaries are exposed to volatility in currency exchange rates. The company uses both derivative and nonderivative financial instruments to hedge a part of this exposure and measures ineffectiveness of such hedges based upon the change in spot foreign exchange rates.

                                                           Pharmacia Corporation

  For the year ended December 31, 2001, $16 of gains was included in the company's cumulative translation adjustment. For the same period, the net loss recorded in earnings representing the amount of the hedge's excluded ineffectiveness was not material.

9 Financial Instruments

Financial Instrument Fair Values

The carrying amounts and estimated fair values of the company's financial instruments were as follows:

--------------------------------------------------------------------------------
                              2001        2001         2000          2000
                          Carrying        Fair     Carrying          Fair
December 31                 Amount       Value       Amount         Value
--------------------------------------------------------------------------------
Financial assets:
  Short-term
    investments             $  119      $  119       $   35        $   35
  Short-term notes
    receivable--
    Monsanto                   254         254          635           635
  Long-term
    investments                288         288          349           349
Forward/Option
  currency exchange
  contracts                     13          13          (31)          (31)
  Currency/Interest
    swaps                       17          17           (1)           (1)
  Interest rate swaps           12          12           --            --
Financial liabilities:
  Short-term debt              484         484          675           675
  Short-term notes
    payable--
    Monsanto                    30          30          205           205
  Long-term debt             2,612       2,703        3,436         3,471
  Guaranteed ESOP
    debt                    $  119      $  129       $  188        $  241
================================================================================


Because their maturities are less than one year, fair value approximates carrying amount for cash and cash equivalents, short-term investments, amounts due to or from Monsanto, accounts receivable, short-term debt and accounts payable. Long-term and guaranteed ESOP debt is net of current maturities that are included in short-term debt. Fair values of derivative contracts, long-term investments, long-term debt and guaranteed ESOP debt were estimated based on quoted market prices for the same or similar instruments or, where necessary, on discounted cash flows. The amount of debt valued using discounted cash flows had a fair market value of approximately $300 at December 31, 2001.

  Because the contract amounts on derivative instruments are stated as notional amounts, the amounts disclosed above are not a direct measure of the exposure of the company through its use of derivatives. These contracts generally have maturities that do not exceed 12 months and require the company to exchange currencies at agreed-upon rates at maturity. The counterparties to the contracts consist of a limited number of major international financial institutions. The company does not expect any losses from credit exposure related to these instruments.

Credit Risk Management

In addition to market risk, trade receivables, cash deposits and interest-bearing investments potentially subject the company to credit risk. Wholesale distributors and large retail establishments account for a large portion of the company's trade receivables especially in the U.S. The company's top four customers in the U.S. account for 34 percent of total trade accounts receivable as is typical in the pharmaceutical industry. To minimize this risk, the company continuously monitors the creditworthiness of its customers and establishes credit limits in accordance with company policies. The company typically does not require collateral or other security to support trade receivables.

  The company has operations in Latin America for which certain assets are exposed to additional credit risk due to the current uncertain economic environment. Pharmacia closely monitors assets that could be affected by credit risk and protects those assets in accordance with company policy.

  The company invests excess cash in deposits with major banks throughout the world and in high quality short-term liquid debt instruments. Such investments are made only in instruments issued or enhanced by high quality institutions. The company has not incurred credit risk losses related to these financial instruments.

10 Accounts Receivable and Inventories

The following table displays a roll-forward of allowances for doubtful trade accounts receivable for the three years ended December 31, 2001:

----------------------------------------------------
Balance January 1, 1999                        $111
Additions--charged to expense                    14
Deductions                                      (13)
----------------------------------------------------
Balance December 31, 1999                       112
Additions--charged to expense                    28
Deductions                                      (18)
----------------------------------------------------
Balance December 31, 2000                       122
Additions--charged to expense                    33
Deductions                                      (23)
----------------------------------------------------
Balance December 31, 2001                      $132
====================================================

Inventories valued on the LIFO method had an estimated replacement cost (FIFO basis) of $1,060 at December 31, 2001, and $823 at December 31, 2000.

-----------------------------------------------------------------------
December 31,                                        2001          2000
-----------------------------------------------------------------------
Estimated replacement cost (FIFO basis):
Finished products                                 $  202        $  289
Raw materials, supplies and work in process        1,662         1,415
-----------------------------------------------------------------------
Inventories (FIFO basis)                           1,864         1,704
Less reduction to LIFO cost                         (180)         (185)
-----------------------------------------------------------------------
Inventories                                       $1,684        $1,519
=======================================================================

                                                           Pharmacia Corporation

11 Properties, Net

-----------------------------------------------------------
December 31,                            2001          2000
-----------------------------------------------------------
Land                                 $   119       $   121
Buildings and improvements             2,567         2,458
Equipment                              4,291         4,352
Construction in process                1,293           984
Less allowance for depreciation       (3,395)       (3,403)
-----------------------------------------------------------
Properties, net                      $ 4,875       $ 4,512
===========================================================

12 Investments

-----------------------------------------------------------
December 31,                            2001          2000
-----------------------------------------------------------
Short-term investments:
Available-for-sale:
Certificates of deposit                 $101           $12
Corporate notes                           10            --
U.S. Government obligations                4             1
Other                                      1             6
-----------------------------------------------------------
Total available-for-sale                 116            19
Held-to-maturity                           3            16
-----------------------------------------------------------
Total short-term investments            $119           $35
===========================================================

Amortized cost of short-term investments classified as available-for-sale approximates fair market value. Short-term investments classified as held-to-maturity consist primarily of Swedish treasury securities with amortized cost approximating fair market value.

-----------------------------------------------------------------
                                         Unrealized
                                       --------------   Carrying
Long-term Investments         Cost     Gains  (Losses)     Value
-----------------------------------------------------------------
December 31, 2001
Available-for-sale:
Equity securities             $155      $139      $(7)      $287
Other                            1        --       --          1
-----------------------------------------------------------------
Total available-for-sale      $156      $139      $(7)       288
                              -----------------------------------
Total long-term
  investments                                               $288
=================================================================
December 31, 2000
Available-for-sale:
Equity securities             $194      $102      $(1)      $295
Other                            2        --       --          2
-----------------------------------------------------------------
Total available-for-sale      $196      $102      $(1)       297
                              -----------------------------------
Held-to-maturity                                              52
Total long-term                                             -----
  investments                                               $349
=================================================================

The total of net unrealized gains, inclusive of Monsanto (net of deferred taxes), included in shareholders' equity amounted to $142 at December 31, 2001, compared to $101 at December 31, 2000.

  The proceeds realized from the sale of available-for-sale debt securities were $43, $227 and $349 for 2001, 2000 and 1999, respectively. Profits realized on these sales are recorded as interest income. During 2001, 2000 and 1999, the proceeds realized from the sale of available-for-sale equity securities amounted to $81, $50 and $48, respectively. Profits realized on these sales are recorded in all other, net, in the consolidated statements of earnings. Based on original cost, gains of $56, $41 and $25 were realized on all sales of available-for-sale securities in 2001, 2000 and 1999, respectively.

  There were no long-term investments held-to-maturity for the year ended December 31, 2001. The fair value and amortized cost, which were the same in 2000, consisted of $34, $15 and $3 and represented investments guaranteed by the U.S. government, corporate notes and debt instruments from the Commonwealth of Puerto Rico, respectively.

  At December 31, 2001, the company recognized losses on certain equity security investments. The loss amounted to $40 and was due to the decline in the fair value of those equity securities that, in the opinion of management, was considered to be other than temporary. The loss is included in all other, net, in the consolidated statements of earnings.

13 Lines of Credit and Debt

The company has committed borrowing facilities amounting to $1,000 that were unused as of December 31, 2001. Expiration periods occur as follows: $500 in 2002 and $500 in 2004. The facilities exist largely to support commercial paper borrowings, which fluctuate based on working capital requirements. While there are no related compensating balances, the facilities are subject to various fees. The company also has uncommitted lines of credit amounting to $560 available with various U.S. and international banks, of which $40 was used at December 31, 2001. Guarantees, mainly in the form of letters of credit, were outstanding to support purchases from suppliers and amounted to $78 at December 31, 2001.

--------------------------------------------------------
December 31,                              2001      2000
--------------------------------------------------------
Notes payable to banks                    $166       $81
Commercial paper                           160        --
Current maturities of long-term debt       118       567
Bank overdrafts                             40        27
--------------------------------------------------------
Total short-term debt                     $484      $675
========================================================

The weighted-average interest rate on short-term debt (excluding current maturities of long-term debt) for 2001, 2000 and 1999 was 6.4 percent, 12.5 percent and 6.8 percent, respectively. The fluctuation in rates over the three-year period was primarily attributable to the varied level of commercial paper borrowings, which carried traditionally lower rates as compared to the overall debt mix. Interest expense was $255, $182 and $139 for the years ended December 31, 2001, 2000 and 1999, respectively.

                                                           Pharmacia Corporation

---------------------------------------------------------------------
December 31,                                       2001          2000
---------------------------------------------------------------------
6 1/2% adjustable conversion-rate equity
  security units due 2003 (retired)              $   --        $  700
6.6% debentures due 2028                            667           697
5 3/4% notes due 2005                               599           599
6 1/2% debentures due 2018                          498           498
5 7/8% notes due 2008                               199           199
6 3/4% debentures due 2027                          199           199
Industrial revenue bond obligations,
  7.2% average rate at December 31, 2000,
  due 2001 to 2028                                  155           164
Medium-term notes, 6.6% average rate at
  December 31, 2001, due 2002 to 2018               114           121
5.6% yen note due 2016                               76            87
Other                                               105           172
---------------------------------------------------------------------
Total long-term debt                             $2,612        $3,436
=====================================================================

Annual aggregate maturities of long-term debt during the next five years are:
2003-$25; 2004-$7; 2005-$664; 2006-$6 and 2007 and beyond-$1,910. The company has guaranteed two ESOP-related notes for original principal amounts of $275 (9.79 percent) and $80 (8.13 percent) with maturities ranging between 2002 and 2006. At December 31, 2001, the balance of the guarantees was $164 of which $45 was classified as current. Principal payments cause the recognition of compensation expense. Annual aggregate maturities of guaranteed debt through expiration are: 2003-$54; 2004-$61; 2005-$2 and 2006-$2.

   During 2001 and 2000, the company had several retirements of debt. The costs associated with the retirements have been classified as extraordinary items on the company's consolidated statements of earnings. Through a private transaction completed in July 2001, the company retired debt related to the adjustable conversion-rate equity securities (ACES) in the principal amount of $700. Premium on the debt and other direct costs of $8 (net of taxes of $5) were incurred. During June 2001, the company retired certain debt obligations relating to one of the ESOPs. The principal amount of the debt was $24. Costs related to the transaction, including a premium to retire the debt and other direct costs were $4 (net of taxes of $2). In December 2000, the company repurchased certain long-term debt issues with a total principal amount of $362. The cost of this action was $32 (net of taxes of $20). The costs related to the tender are comprised of normal inducement premiums and professional and administrative fees.

14 Acquisitions and Divestitures

Acquisitions

During March 2001, the company completed the acquisition of Sensus Drug Development Corporation by purchasing the remaining 80.1 percent of its stock. The assets purchased were valued at $117, which includes $67 allocated to in-process research and development. Cash paid in connection with this purchase was $65 and included certain direct closing costs and is net of contractual holdback amounts.

Divestitures

In June 2001, a definitive agreement was signed to establish Biovitrum. Biovitrum consists of the company's Sweden-based metabolic disease research group, its related biopharmaceutical development unit and its blood fractionation business. The company initially retained ownership of approximately 35 percent of the new company. In early November 2001, the company further reduced its holdings in Biovitrum to 19 percent through additional sales of shares to outside investors. Details related to merger charges are discussed in Note 3-Merger and Restructuring Charges.

15 Commitments, Contingent Liabilities and Litigation

Future minimum payments under noncancellable operating leases, and unconditional purchase obligations at December 31, 2001 (approximately 87 percent real estate and 13 percent equipment and inventory purchases) are as follows: 2002-$140; 2003-$113; 2004-$94; 2005-$57; 2006-$83 and later years-$188. Capital asset spending committed for construction and equipment but unexpended at December 31, 2001, was approximately $767.

   The consolidated balance sheets include accruals for estimated product, intellectual property and other litigation and environmental liabilities. The latter includes exposures related to discontinued operations, including the industrial chemical facility referred to below and several sites that, under the Comprehensive Environmental Response, Compensation and Liability Act, are commonly known as Superfund sites. The company's ultimate liability in connection with Superfund sites depends on many factors, including the number of other responsible parties and their financial viability and the remediation methods and technology to be used. Actual costs to be incurred may vary from the estimates, given the inherent uncertainties in evaluating environmental exposures.

Environmental Matters

With regard to the company's discontinued industrial chemical facility in North Haven, Connecticut, the company will be required to submit a corrective measures study report to the U.S. Environmental Protection Agency (EPA). It is reasonably possible that a material increase in accrued liabilities will be required. It is not possible, however, to estimate a range of potential losses. Accordingly, it is not possible to determine what, if any, additional exposure exists at this time.

                                                           Pharmacia Corporation

Litigation Matters

The company has been a defendant, along with a number of other manufacturers and wholesalers, in several civil antitrust lawsuits, including a federal class action, brought by retail pharmacies alleging that the defendants violated the law by providing discounts to hospitals, nursing homes, mail-order pharmacies and health maintenance organizations that were not offered on equal terms to retail pharmacies. Pharmacia & Upjohn, a subsidiary of the company, settled the federal class action for $103, and G.D. Searle & Co., another subsidiary of the company, received a favorable verdict in the federal class action in 1999. State class action lawsuits seeking damages based on the same alleged conduct were filed in 14 states and the District of Columbia, all but one of which have been settled or dismissed. A number of the federal cases brought by plaintiffs who opted out of the federal class action are still pending.

   The company and Pfizer, Inc. (Pfizer) are defendants in a lawsuit brought by the University of Rochester in Federal Court in New York alleging infringement of the University's U.S. patent by the sale and use of Celebrex. The University's patent has claims directed to a method of treating human patients by administering a selective COX-2 inhibitor. The case, which seeks injunctive relief and monetary damages, is tentatively scheduled for trial in September 2002.

   The company is a defendant in a lawsuit brought by CP Kelco in Federal Court in Delaware seeking compensatory and punitive damages for alleged breach of contract, fraud and securities law violations arising out of the purchase of the company's Kelco biogums business in 2000 by Lehman Brothers Merchant Bank Partners II, L.P. (Lehman), which combined the company's Kelco biogums business with a business purchased from Hercules, Inc. to form CP Kelco. The company has asserted counterclaims against the plaintiff for the return of certain payments and specific performance of plaintiff's contractual obligation to provide severance benefits to certain employees of the company who were transferred to CP Kelco. The company has also asserted indemnification claims against Lehman and Hercules in a third-party complaint. The trial is tentatively scheduled for June 2002.

   The company, G.D. Searle and Pfizer are defendants in a purported class action complaint filed in Federal Court in New Jersey seeking damages based on the claim that the defendants misrepresented and over-promoted Celebrex in violation of state law and misled and defrauded the FDA during the Celebrex approval process. The complaint seeks economic damages and claims no specific medical injury. The company, G.D. Searle and Pfizer were also sued in State Court in New Jersey by a purported class alleging the same set of facts and seeking the same relief as the federal case.

   The company, Pfizer and Merck are defendants in a purported class action complaint filed in Federal Court in New York alleging medical concerns related to Vioxx and Celebrex and seeking reimbursement of the purchase price for the Vioxx and Celebrex used by the plaintiffs, medical expenses and attorneys' fees. The complaint also seeks revised labeling for the products, emergency notice to the class and a medical monitoring program funded by defendants.

   Pursuant to the Separation Agreement between Monsanto and Pharmacia, Monsanto assumed and agreed to indemnify Pharmacia for liabilities primarily related to the agriculture business. Therefore, Pharmacia may remain the named party in certain legal proceedings, but Monsanto will manage the litigation, including indemnifying Pharmacia for costs, expenses and any judgments or settlements. In addition, Monsanto has assumed, and agreed to indemnify Pharmacia for, any liabilities primarily related to Pharmacia's former chemical businesses, including any liabilities that Solutia Inc. has assumed from Pharmacia in connection with the spin-off of Solutia on September 1, 1997, to the extent Solutia fails to pay, perform or discharge these liabilities. This includes litigation and environmental liabilities assumed by Solutia, which are not discussed herein. See Note 6-Discontinued Operations.

   With respect to the matters described above, the company cannot estimate a range of potential losses or what, if any, additional exposure exists at this time. The company believes it has valid defenses to these matters and intends to vigorously contest them.

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

16 Shareholders' Equity

Preferred Stock

The Series B Convertible Perpetual Preferred Stock is held by one of the Employee Stock Ownership Trusts. The per-share stated value is $40,300.00 and the preferred stock ranks senior to the company's common stock as to dividends and liquidation rights. Each share is convertible, at the holder's option, into 1,725.5 shares of the company's common stock and has voting rights equal to 1,725.5 shares of common stock. The company may redeem the preferred stock at any time or upon termination of the ESOP at a minimum price of $40,300.00 per share. Dividends, if declared and at the rate of 6.25 percent, are cumulative, paid quarterly and charged against retained earnings.

Common Stock

The number of common shares outstanding at December 31, 2001, 2000 and 1999 was 1,298,450,000, 1,296,300,000 and 1,254,637,000, respectively. For the year ended
December 31, 2001, Pharmacia declared dividends of $0.525 per share. For the year 2000, Pharmacia declared dividends of $0.36 and, individually, the former Monsanto Company and P&U, Inc. declared dividends of $0.015 and $0.25, respectively. Individually, the former Monsanto Company and P&U, Inc. declared dividends at a rate of $0.12 and

                                                           Pharmacia Corporation

$1.08, respectively for 1999. Common stock dividends payable were $176 and $131 at December 31, 2001 and 2000, respectively.

Capital in Excess of Par Value

Amounts of paid-in capital that exceed the par value ($2.00 per share) of the company's common stock are recorded in this account. The tax benefit related to the exercise of certain stock options reduces income taxes payable and is reflected as capital in excess of par. Offsetting this is the difference between the cost of treasury shares and cash received for them, if any, when used to satisfy stock option exercises and other employee stock awards. Gains and losses related to the sale of stock by subsidiaries are also included in paid-in capital.

   The company issued 16,467,500 shares of common stock in connection with the ACES, resulting in an increase to capital in excess of par value of $667.

ESOP-Related Accounts

Upon recognition of the company's guarantee of the debt of the ESOP trusts, offsetting amounts were recorded in shareholders' equity. As guaranteed debt is repaid, this amount diminishes correspondingly. In addition, the company has extended various loans to the ESOP trusts. The guarantees and the company loans constitute charges to shareholders' equity. Finally, to the extent the company recognizes expense more rapidly than the corresponding cash contributions are made to the preferred stock ESOP, this shareholders' equity balance is reduced.

Treasury Stock

The balances at December 31, 2001 and 2000 were $2,789 and $2,003, respectively, carried at cost. The corresponding shares associated with these balances were 186,354,000 in 2001 and 171,998,000 in 2000. The 14,356,000 increase in shares in 2001 reflects purchases under the $1 billion share repurchase program announced in September 2001 and expanded to $3 billion in November 2001.

Accumulated Other Comprehensive Income

Accumulated other comprehensive income reflects the cumulative balance of currency translation adjustments, the adjustments of translating the financial statements of non-U.S. subsidiaries from local currencies into U.S. dollars; unrealized gains and losses on investments categorized as available-for-sale, net of deferred taxes; reclassifications of unrealized hedging instrument gains, net of deferred losses and taxes; and minimum pension liability adjustments, net of deferred tax.

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

17 Stock Compensation

The company has six stock option plans under which Pharmacia options are currently granted. The six plans all have similar terms. Options are granted for an exercise price equal to the market price of the company's stock on the dates of grant and generally have a maximum term of 10 years. Options granted prior to the 2000 merger were subject to varying vesting terms; however, all options became fully vested at the time of the merger as a result of change-of-control provisions, which were included in the original terms of the plans. Options granted since the merger primarily vest pro rata over three years. As of December 31, 2001, the number of shares available for grant under the six plans is approximately 82 million.

                                                           Pharmacia Corporation

Information concerning option activity and balances follows:

---------------------------------------------------------------------
                                       Weighted-Average       Number
                                         Exercise Price    of Shares
                                              Per Share         (000)
---------------------------------------------------------------------
Balance outstanding, January 1, 1999             $34.51      129,045
Granted                                           46.86       17,950
Exercised                                         22.05      (11,527)
Expired/forfeited                                 46.80       (5,575)
---------------------------------------------------------------------
Balance outstanding, December 31, 1999            36.79      129,893
Granted                                           38.92       14,483
Exercised                                         30.82      (43,574)
Expired/forfeited                                 51.31       (2,909)
---------------------------------------------------------------------
Balance outstanding, December 31, 2000            39.33       97,893
Granted                                           47.85       25,433
Exercised                                         28.66       (7,150)
Expired/forfeited                                 50.42       (4,399)
---------------------------------------------------------------------
Balance outstanding, December 31, 2001           $41.52      111,777
=====================================================================

------------------------------------------------------------------------
Composition of the                               Weighted-     Weighted-
December 31, 2001 balance:      Average           Average        Number
Options having a              Remaining    Exercise Price     of Shares
per-share exercise price of:       Life         Per Share          (000)
------------------------------------------------------------------------
$ 0.51--19.99                2.09 years            $12.97         7,716
$20.00--29.99                4.32 years             26.82         9,536
$30.00--39.99                5.21 years             33.74        21,793
$40.00--49.99                8.29 years             46.12        42,027
$50.00--59.99                6.49 years             51.56        29,920
$60.00--75.00                7.26 years             72.53           785
========================================================================


As of December 31, 2001, 2000 and 1999, Pharmacia had exercisable options of 84,961,276, 94,174,000 and 65,889,000, respectively, with weighted-average exercise prices of $39.17, $38.60 and $27.78, respectively.

   As permitted by SFAS No. 123, "Accounting for Stock-Based Compensation," Pharmacia has elected to continue following the guidance of APB No. 25, "Accounting for Stock Issued to Employees" for measurement and recognition of stock-based transactions with employees. In accordance with APB No. 25, no compensation cost has been recognized for the company's option plans. Had the determination of compensation cost for these plans been based on the fair market value at the grant dates of the awards under these plans, consistent with the method of SFAS No. 123, Pharmacia's earnings from continuing operations would have been reduced by approximately $90 or $.07 per share for 2001, $403 or $.31 per share for 2000 and $239 or $.19 per share for 1999. The change from 2000 to 2001 largely reflects a one-time noncash charge of $232 that is representative of the repricing of "premium" options at the consummation of the 2000 merger.

   In computing the pro forma compensation expense, the fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

----------------------------------------------------------------------------------
                                    2001          2000                        1999
----------------------------------------     ---------           -----------------
                                                                            Former
                               Pharmacia     Pharmacia           P&U      Monsanto
----------------------------------------------------------------------------------
Expected dividend
  yield                            1.13%         1.00%         1.98%         0.34%
Expected volatility               28.60%        26.00%        24.80%        39.50%
Risk-free interest rate            4.68%         6.75%         6.64%         4.40%
Expected option
  lives (years)                     5.0           5.0           5.0           4.1
==================================================================================

18 Employee Stock Ownership Plans (ESOP)

The company operates two ESOPs that serve as the funding vehicles for certain employee savings plans. Pursuant to these plans, the company matches, in part, employee contributions. One plan utilizes common stock and the other, preferred stock of the company.

   The common stock plan held approximately 6,100,000 shares of stock as of December 31, 2001. At its inception, the ESOP acquired shares by using proceeds from the issuance of long-term notes and debentures guaranteed by the company and borrowing $50 from the company. In 2001, this plan was split between the company and its agricultural subsidiary based on employee census information. The company's retroactive portion of the original borrowing would have been approximately $23. In 2001, 387,083 shares were allocated to participants' savings accounts under the plan. An additional 148,803 shares were released in 2001 awaiting allocation to participants, leaving approximately 2,200,000 unallocated shares as of December 31, 2001. Shares held by the ESOP are considered outstanding for EPS calculations. Compensation expense is equal to the cost of the shares allocated to participants, less cash dividends paid on the shares held by the ESOP. Dividends on the common stock owned by the ESOP are used to repay the ESOP borrowings, which were $32 as of December 31, 2001. Common shares released during 2001 were 535,886 and approximately 571,437 and 879,461 for 2000 and 1999, respectively.

   The preferred stock ESOP was created in 1989. As the ESOP Trust makes debt principal and interest payments, a proportionate amount of preferred stock is released for allocation to plan participants. The preferred shares are allocated to participants' accounts based upon their respective savings plan contributions and the dividends earned on their previously allocated preferred shares. As of December 31, 2001, 2,793 preferred shares had been released and allocated; 438 shares were released but unallocated; and 3,168 shares remained unreleased, of which 240 shares are committed to be released. Preferred shares released during 2001, 2000 and 1999 were 542, 502 and 421, respectively. Eventual conversion of all preferred shares is assumed in the EPS computations.

   Under the agreement whereby the company guaranteed third-party debt of the ESOP Trust, the company is obligated to provide sufficient cash annually to the Trust to enable it to make required principal and interest payments. The company satisfies this annual cash flow requirement through payment of dividends on all preferred shares outstanding, loans and cash contributions. The company has fully and unconditionally guaranteed the ESOP Trust's payment obligations whether at maturity, upon redemption, upon declaration of acceleration or otherwise. The holders of the debt securities have no recourse against the assets of the ESOP Trust except in the event that the Trust defaults on payments due and the company also fails to make such payments. In that event, the holders may have recourse against unallocated funds held by the Trust. At December 31, 2001, assets of the ESOP trust consisted primarily of $258 of Pharmacia Corporation Convertible Perpetual Preferred Stock.

   Expense of the preferred stock ESOP is determined by a formula that apportions debt service to each year of the plan based on shares allocated to participants and deducts dividends paid on all preferred stock held by the trust.

   ESOP expense represents a fringe benefit and, as such, it forms a part of payroll costs that comprise a portion of all functional expense captions in the consolidated statements of earnings.

   Combined measures of the ESOP plans are presented in the table that follows. The years 2000 and 1999 have been restated to exclude the company's agricultural subsidiary's portion of the ending balances. Amounts have been approximated based on the employee census data used to split the plan.


-------------------------------------------------------------------------------
Years Ended December 31                            2001         2000      1999
-------------------------------------------------------------------------------
Interest expense of ESOP Trust                      $23          $27        $29
Dividend income of ESOP Trusts:
   Preferred                                         16           17         17
   Common                                             3            2          1
Company contributions to
   ESOP Trusts                                       41           40         39
Company ESOP expense                                 40           30         28
===============================================================================

19 Retirement Benefits

The company has various pension plans covering substantially all employees. Benefits provided under the defined benefit pension plans are primarily based on years of service and the employee's compensation. The company also provides nonpension benefits to eligible retirees and their dependents, primarily in the form of medical and dental benefits. The following tables summarize the changes in benefit obligations and plan assets during 2001 and 2000.

-------------------------------------------------------------------------------
                                                               Other Retirement
Change in                             Pension Benefits             Benefits
Benefit Obligation                  2001           2000         2001       2000
-------------------------------------------------------------------------------
Benefit obligation at
   beginning of year             $ 4,139         $3,968        $ 920      $ 848
Service cost                         113            121           19         26
Interest cost                        267            279           47         62
Benefits paid                       (363)          (372)         (52)       (66)
Actuarial loss (gain)                 55            136           (5)        42
Plan amendment and
   other adjustments                 (69)             7            2          8
Benefit obligation
   transferred to
   Monsanto                         (198)            --         (246)        --
Benefit obligation
   transferred from
   Monsanto                            6             --            5         --
-------------------------------------------------------------------------------
Benefit obligation
   at end of year                $ 3,950         $4,139        $ 690      $ 920
===============================================================================

-------------------------------------------------------------------------------
Change In Plan Assets               2001           2000         2001       2000
-------------------------------------------------------------------------------
Fair value of plan assets
   at beginning of year          $ 3,571         $3,860        $ 227      $ 252
Actual return on
   plan assets                      (246)            (8)         (18)       (25)
Employer contribution                 76             74           49         63
Plan participant
   contributions                      10              5            2         --
Benefits paid                       (363)          (372)         (52)       (66)
Other adjustments                     (5)            43                       3
Currency exchange
   effects                           (27)           (31)          --         --
Fair value of plan
   assets transferred
   to Monsanto                      (131)            --           --         --
Fair value of plan
   assets transferred
   from Monsanto                       2             --           --         --
-------------------------------------------------------------------------------
Fair value of plan assets
   at end of year                $ 2,887         $3,571        $ 208      $ 227
===============================================================================

-------------------------------------------------------------------------------
At December 31,                     2001           2000         2001       2000
-------------------------------------------------------------------------------
Funded status                    $(1,063)        $ (568)       $(482)     $(693)
Unrecognized net
   losses (gains)                    600             25           44        (24)
Unamortized net
   transition asset                  (14)           (27)          --         --
Unrecognized prior
   service cost                       93            117          (22)       (29)
-------------------------------------------------------------------------------
Accrued liability                $  (384)        $ (453)       $(460)     $(746)
===============================================================================

The company has a U.S. Monsanto Pension plan that benefits Monsanto and Pharmacia employees, and is currently in the process of separating this plan into Monsanto-only and Pharmacia-only sponsored plans. The estimated fair value of assets, projected benefit obligation, accumulated benefit obligation and net pension liabilities included in the preceding table and to be assumed by Monsanto as of January 1, 2002, were $981, $1,200, $1,100 and $125, respectively. In the preceding table, benefit obligations and the fair value of plan assets transferred to Monsanto in the beginning of 2001 represent the transferred portion of the Monsanto-sponsored plans that benefit Monsanto employees. Benefit obligations and the fair value of plan assets transferred to Pharmacia in the beginning of 2001 represent the portion of the Monsanto-sponsored plans that benefit Pharmacia employees.
  The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were, $1,878, $927 and $511 as of December 31, 2001, and $654, $602 and $109 as of December 31, 2000, respectively.

-------------------------------------------------------------------------------
                                                               Other Retirement
                                      Pension Benefits              Benefits
At December 31,                     2001           2000         2001       2000
-------------------------------------------------------------------------------
Postretirement
   liabilities                     $(760)         $(859)       $(460)     $(746)
Prepaid balances                     215            262           --         --
Minimum pension
   liability offsets:
   Intangible assets                  21             12           --         --
   Shareholders'
      equity (pretax)                140            132           --         --
-------------------------------------------------------------------------------
Accrued benefit cost               $(384)         $(453)       $(460)     $(746)
===============================================================================


----------------------------------------------------------------------------------------------------------------------
                                                           Pension Benefits               Other Retirement Benefits
Components of Net Periodic Benefit Cost:           2001         2000       1999         2001         2000         1999
----------------------------------------------------------------------------------------------------------------------
Service cost                                      $ 113       $  121     $  124         $ 19         $ 26         $ 26
Interest cost                                       267          279        264           47           62           55
Expected return on plan assets                     (304)        (304)      (320)         (21)         (24)         (20)
Amortization of transition amount                    (9)         (17)        (8)          --           --           --
Amortization of prior service cost                   15           16          4           (3)          (5)          (3)
Recognized actuarial (gain) loss                     (9)           1         52           (1)         (10)          11
----------------------------------------------------------------------------------------------------------------------
Net periodic benefit cost                            73           96        116           41           49           69
Settlement/curtailment loss                          --            9          3           --           --           --
----------------------------------------------------------------------------------------------------------------------
Net benefit cost                                  $  73       $  105     $  119         $ 41         $ 49         $ 69
======================================================================================================================


-------------------------------------------------------------------------------
Weighted-Average Assumptions as of
December 31,                                       2001         2000       1999
-------------------------------------------------------------------------------
Discount rate                                      6.94%        7.23%      7.43%
Salary growth rate                            4.00-4.25    4.00-4.50  3.67-4.50
Return on plan assets                              9.49         9.39       9.51
Health care cost rate, initially            10.25-10.50    5.25-5.50  5.25-5.62
Trending down to                              5.00-5.25    5.00-5.25  5.00-5.25
===============================================================================

The assumption concerning health care cost trend rate has a significant effect on the amounts reported. Increasing the rate by one percentage point in each year would increase the postretirement benefit obligation as of December 31, 2001 by $60 and the total of service and interest cost components of net postretirement benefit cost for the year by $7. Conversely, decreasing the rate by one percentage point in each year would decrease the postretirement benefit obligation as of December 31, 2001 by $53 and the total of service and interest cost components of net postretirement benefit cost for the year by $6.

  The company has recorded an additional minimum liability of $161 for underfunded plans at December 31, 2001. This liability represents the amount by which the accumulated benefit obligation exceeds the sum of the fair market value of plan assets and accrued amounts previously recorded. The additional liability is offset by an intangible asset of $21 to the extent of previously unrecognized prior service cost. The remaining amount of $140, when combined with Monsanto-only data and tax-effected, yields a charge to accumulated other comprehensive income of $96.


20 Segment Information

The company's core business is the development, manufacture and sale of pharmaceutical products. Prescription pharmaceuticals is the company's only reportable segment and includes primary care, hospital care, cancer care, ophthalmology and endocrine care products.

  The company also operates several business units that do not constitute reportable business segments. These operating units include consumer health care, animal health, diagnostics and contract manufacturing and bulk pharmaceutical chemicals. Due to the size of these operating segments, they have been grouped into the other pharmaceuticals category.

  The accounting policies of all of the company's businesses are the same as those outlined in the summary of significant accounting policies. Corporate amounts represent general and administrative expenses of corporate support functions, restructuring charges and other corporate items such as litigation accruals, merger costs and nonoperating income and expense. Certain goodwill and intangible assets and associated amortization are not allocated to segments.

  The following tables show revenues and earnings by category and reconciling items necessary to total to the amounts reported in the consolidated financial statements. Information about segment interest income and expense, and income taxes is not provided on a segment level as the segments are reviewed based on earnings before interest and income taxes (EBIT). There are no inter-category revenues. Long-lived assets are not allocated to categories and accordingly, depreciation is not available. Segments for year ended December 31, 2001:


--------------------------------------------------------------------------------------------
                                           Prescription        Other   Corporate       Total
--------------------------------------------------------------------------------------------
Sales                                           $11,970       $1,867     $    --     $13,837
Earnings from
   equity affiliates                                 --            1           3           4
Amortization                                         76           10          76         162
EBIT*                                             2,617          403      (1,288)      1,732
Interest expense, net                                                                    145
Earnings before taxes                                                                $ 1,587
============================================================================================

Segments for year ended December 31, 2000:

--------------------------------------------------------------------------------------------
                                           Prescription        Other   Corporate       Total
--------------------------------------------------------------------------------------------
Sales                                           $10,824       $1,827     $    --     $12,651
Earnings from
   equity affiliates                                 --           12          24          36
Amortization                                         62            8          82         152
EBIT*                                             2,087          373      (1,362)      1,098
Interest expense, net                                                                     58
Earnings before taxes                                                                $ 1,040
============================================================================================

Segments for year ended December 31, 1999:

--------------------------------------------------------------------------------------------
                                           Prescription        Other   Corporate       Total
--------------------------------------------------------------------------------------------
Sales                                           $ 9,255       $1,922     $    --    $ 11,177
Earnings from
   equity affiliates                                 --           34         (12)         22
Amortization                                         73            9          80         162
EBIT*                                             1,771          427     $  (508)      1,690
Interest expense, net                                                                     55
Earnings before taxes                                                                $ 1,635
============================================================================================

* EBIT is presented here to provide additional information about the company's operations. This item should be considered in addition to, but not as a substitute for or superior to, net earnings, cash flow or other measures of financial performance prepared in accordance with generally accepted accounting principles. Determination of EBIT may vary from company to company.

The company's products are sold throughout the world to a wide range of customers including pharmacies, hospitals, chain warehouses, governments, physicians, wholesalers and other distributors. Although the majority of the company's customers contribute individually immaterial amounts of sales volume, two U.S. wholesalers individually constitute more than 10 percent of the company's total sales (combined 22 percent).

  The 20 top selling products in 2001 represent approximately 70 percent of total sales with Celebrex accounting for 23 percent of total sales. No other product constitutes 10 percent or more of total sales. The following table shows the company's sales geographically:


-------------------------------------------------------------------------------
Geographic sales for years ended
December 31                                        2001         2000       1999
-------------------------------------------------------------------------------
Sales to customers in:
North America                                   $ 8,251      $ 7,315    $ 5,988
Europe/Africa                                     3,441        3,144      3,266
Asia Pacific                                      1,530        1,574      1,402
Latin America                                       615          618        521
-------------------------------------------------------------------------------
Total Sales                                     $13,837      $12,651    $11,177
===============================================================================

Long-lived assets include property, plant and equipment, goodwill and other intangibles, all net of depreciation or amortization.

-------------------------------------------------------------------------------
Long-lived assets,
December 31                                                     2001       2000
-------------------------------------------------------------------------------
North America                                                 $4,121     $3,638
Europe/Africa                                                  1,909      2,152
Asia Pacific                                                     194        174
Latin America                                                    154        201
-------------------------------------------------------------------------------
Total long-lived assets                                       $6,378     $6,165
===============================================================================

Quarterly Data                                             Pharmacia Corporation

------------------------------------------------------------------------------------------------------------------------------
Dollar amounts in millions, except per-share data
2001 (Unaudited)                                           First Quarter     Second Quarter   Third Quarter     Fourth Quarter
------------------------------------------------------------------------------------------------------------------------------
Net sales                                                         $3,210             $3,413          $3,530             $3,684
Gross profit                                                       2,468              2,676           2,827              2,917
Earnings before extraordinary item and cumulative
 effect of accounting change                                         249                749             428                 86
Net earnings                                                         250                737             428                 86
Basic earnings per share-earnings before extraordinary item
 and cumulative effect of accounting change                       $  .19             $  .58          $  .32             $  .06
Diluted earnings per share-earnings before extraordinary item
 and cumulative effect of accounting change                          .19                .56             .32                .06
Basic earnings per share-net earnings                                .19                .57             .32                .06
Diluted earnings per share-net earnings                              .19                .55             .32                .06
Market price:
  High                                                            $60.00             $52.26          $46.95             $46.61
  Low                                                              44.00              45.10           37.60              38.39

------------------------------------------------------------------------------------------------------------------------------
2000 (Unaudited)                                           First Quarter     Second Quarter   Third Quarter     Fourth Quarter
------------------------------------------------------------------------------------------------------------------------------
Net sales                                                         $2,851             $3,180          $3,283             $3,337
Gross profit                                                       2,135              2,468           2,537              2,625
Earnings before extraordinary item and cumulative effect
 of accounting change                                                 27                479             252                189
Net (loss) earnings                                                 (171)               479             252                157
Basic earnings per share-earnings before extraordinary item
 and cumulative effect of accounting change                       $  .01             $  .38          $  .20             $  .14
Diluted earnings per share-earnings before extraordinary
 item and cumulative effect of accounting change                     .01                .37             .19                .14
Basic (loss) earnings per share-net earnings                        (.14)               .38             .20                .11
Diluted (loss) earnings per share-net earnings                      (.14)               .37             .19                .11
Market price(1):
  High                                                            $51.50             $59.75          $60.19             $61.00
  Low                                                              34.25              48.94           52.00              50.75
==============================================================================================================================

(1) First quarter 2000 calculated on a pre-merger basis.

The quarterly data as presented above for years 2001 and 2000 exclude results for Monsanto whose sales and expenses are netted and reported as income from discontinued operations net of taxes on the consolidated statements of earnings. On a quarterly basis, Monsanto net sales and gross profit for 2001 were: first quarter $1,306 and $607; second quarter $2,011 and $1,189; third quarter $936 and $384; fourth quarter $1,209 and $465.

   Monsanto net sales and gross profit by quarter for 2000 were: first quarter $1,321 and $633; second quarter $2,007 and $1,206; third quarter $1,006 and $457; fourth quarter $1,159 and $427, respectively.

Six-Year Summary of Financial Information                  Pharmacia Corporation

-------------------------------------------------------------------------------------------------------------------------
Dollar amounts in millions, except per-share data
Years Ended December 31,                                 2001        2000        1999        1998        1997        1996
-------------------------------------------------------------------------------------------------------------------------
Operating Results
Net sales                                            $ 13,837    $ 12,651    $ 11,177    $  9,289    $  8,907    $  9,138
Cost of product sold                                    2,949       2,886       2,763       2,855       2,715       2,764
Research and development                                2,263       2,165       2,120       1,640       1,735       1,661
Selling, general and administrative                     6,034       5,486       4,637       3,740       3,671       3,421
Amortization of goodwill                                  103         115         120         156         114         123
Merger and restructuring                                  673         975          33         151         316         754
All other, net                                             83         (74)       (186)       (222)       (206)       (167)
-------------------------------------------------------------------------------------------------------------------------
Earnings from continuing operations
  before interest and taxes                             1,732       1,098       1,690         969         562         582
Interest expense (income), net                            145          58          55          17           1         (61)
-------------------------------------------------------------------------------------------------------------------------
Earnings from continuing operations
  before income taxes                                   1,587       1,040       1,635         952         561         643
Provision for income taxes                                296         236         479         346         202         124
-------------------------------------------------------------------------------------------------------------------------
Earnings from continuing operations                     1,291         804       1,156         606         359         519
Discontinued operations, net of tax                       221         143         242        (244)        352         425
-------------------------------------------------------------------------------------------------------------------------
Earnings before extraordinary items and cumulative
  effect of accounting change                           1,512         947       1,398         362         711         944
Extraordinary items, net of tax                           (12)        (32)         --          --          --          --
Cumulative effect of accounting change, net of tax          1        (198)        (20)         --          --          --
-------------------------------------------------------------------------------------------------------------------------
Net earnings                                            1,501         717       1,378         362         711         944
Dividends on preferred stock, net of tax                   13          13          13          13          13          13
-------------------------------------------------------------------------------------------------------------------------
Net earnings on common stock                         $  1,488    $    704    $  1,365    $    349    $    698    $    931
-------------------------------------------------------------------------------------------------------------------------
Net earnings per common share-diluted                $   1.12    $   0.54    $   1.07    $   0.28    $   0.57    $   0.77
=========================================================================================================================

Financial Position
Cash and cash equivalents                            $  1,276    $  2,035    $  1,574    $    933    $    896    $    747
Short-term investments                                    119          35         138         384         616         728
Trade accounts receivable, less allowance               2,434       2,510       2,103       1,497       1,331       1,938
Inventories                                             1,684       1,519       1,465       1,354       1,180       1,204
Other                                                   2,153       2,139       1,375       1,808       1,525       1,363
-------------------------------------------------------------------------------------------------------------------------
Current assets                                          7,666       8,238       6,655       5,976       5,548       5,980
Properties, net                                         4,875       4,512       4,606       4,407       4,135       4,235
Goodwill and other intangibles, net                     1,503       1,653       1,780       1,957       1,946       2,207
Other noncurrent assets                                 2,017       2,032       1,495       1,550       2,113       1,289
Net assets of discontinued operations                   6,316       6,342       6,202       6,050       4,491       4,723
-------------------------------------------------------------------------------------------------------------------------
Total assets                                         $ 22,377    $ 22,777    $ 20,738    $ 19,940    $ 18,233    $ 18,434
=========================================================================================================================
Short-term debt, including current
  maturities of long-term debt                       $    484    $    675    $  1,903    $  1,080    $  1,738    $    889
Other current liabilities                               4,519       4,391       3,567       3,706       2,852       2,889
Long-term debt and ESOP debt                            2,731       3,624       1,958       2,384       1,630       2,431
Other noncurrent liabilities                            2,253       2,166       2,399       2,211       2,335       2,209
Shareholders' equity                                   12,390      11,921      10,911      10,559       9,678      10,016
-------------------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity           $ 22,377    $ 22,777    $ 20,738    $ 19,940    $ 18,233    $ 18,434
=========================================================================================================================

Directors and Senior Management*                           Pharmacia Corporation

Board of Directors

Frank C. Carlucci
Chairman,
The Carlyle Group
(Merchant banking)

M. Kathryn Eickhoff
President,
Eickhoff Economics Incorporated
(Economic consulting)

Fred Hassan
Chairman &
Chief Executive Officer,
Pharmacia Corporation

Michael Kantor
Partner,
Mayer, Brown & Platt
(Law firm)


Gwendolyn S. King
President,
Podium Prose
(Speakers bureau)

Philip Leder, M.D.
Chairman, Department of
Genetics, Harvard Medical School
and Senior Investigator, Howard
Hughes Medical Institute

R. L. Berthold Lindqvist
Retired President &
Chief Executive Officer,
Gambro AB
(Medical technology)

Olof G. Lund
Chairman,
TietoEnator Corporation
(Information technology)

C. Steven McMillan
Chairman, President &
Chief Executive Officer,
Sara Lee Corporation
(Consumer goods)

William U. Parfet
Chairman &
Chief Executive Officer,
MPI Research Inc.
(Clinical and preclinical
pharmaceutical testing)

Jacobus F. M. Peters
Retired Chairman of the Executive
Board & Chief Executive Officer,
AEGON N.V.
(Insurance)

Ulla B. Reinius
President,
Finansfakta R. AB
(Corporate governance publishing
and consulting)

William D. Ruckelshaus
Principal,
Madrona Investment Group L.L.C.
(Venture capital)

Bengt I. Samuelsson
Professor of Medical &
Physiological Chemistry,
Karolinska Institutet
(Medical research)




Senior Management

Goran Ando, M.D.(1)(2)(3)
Executive Vice President
& President,
Research & Development

Hakan Astrom(1)(2)(3)
Senior Vice President,
Strategy & Corporate Affairs

Richard J. Bailey, Ph.D.(2)
Group Vice President,
Human Resources

Ken Banta(2)
Vice President,
Strategic Communications

Richard Collier(1)(2)(3)
Senior Vice President &
General Counsel

Christopher J. Coughlin(1)(2)(3)
Executive Vice President &
Chief Financial Officer

Carrie S. Cox(1)(2)(3)
Executive Vice President
& President,
Global Prescription Business

Terry Crews(2)
Executive Vice President &
Chief Financial Officer,
Monsanto Company

Michael DuBois(2)
Senior Vice President,
Global Licensing

Robb Fraley(2)
Executive Vice President &
Chief Technology Officer,
Monsanto Company

Margriet Gabriel-Regis(2)
Group Vice President,
Hospital & Specialty Products

Hugh Grant(2)
Executive Vice President &
Chief Operating Officer,
Monsanto Company

Fred Hassan(1)(2)(3)
Chairman &
Chief Executive Officer

Leslie Hudson, Ph.D.(2)
Senior Vice President &
Head of Emerging Technologies

Apet Iskenderian(2)
Group Vice President & President,
Europe, Middle East & Africa

Thomas Koestler(2)
Senior Vice President,
Global Regulatory Affairs

John Landis(2)
Senior Vice President,
Preclinical Development

Demi Lappas(1)(2)
Senior Vice President &
Chief Information Officer

Gabriel Leung(2)
Group Vice President,
Global Oncology

Robert Little(2)
Group Vice President,
Diversified Products, Global
Pricing & Reimbursement

Nancy Lurker(2)
Group Vice President,
General Therapeutics II

Stephen P. MacMillan(1)(2)(3)
Sector Vice President,
Global Specialty Operations

Paul Matson(1)(2)
Senior Vice President,
Human Resources

Ian McInnes, Ph.D.(1)(2)
Senior Vice President,
Global Supply

John P. McKearn, Ph.D.(2)
Senior Vice President,
Discovery Research

Philip Needleman, Ph.D.(1)(2)(3)
Senior Executive Vice President,
Chief Scientific Officer &
Chairman, Research & Development

Judith A. Reinsdorf(1)
Vice President &
Assistant Secretary

Timothy G. Rothwell(1)(2)(3)
Executive Vice President
& President,
Global Prescription Business

Don Schmitz(1)
Vice President & Secretary

A.J. Shoultz(1)
Vice President,
Corporate Taxes

Mark S. Spiers(2)
Group Vice President
& President,
North American Operations

Michael Tansey(2)
Senior Vice President,
Medical Development &
Chief Medical Officer

Robert G. Thompson(1)(2)
Senior Vice President &
Corporate Controller

Alexandra van Horne(1)
Vice President & Treasurer

Richard B. Van Duyne(1)(2)
Senior Vice President,
Business Development

Hendrik Verfaillie(1)(2)(3)
President &
Chief Executive Officer,
Monsanto Company

Neil Wolf(2)
Group Vice President,
General Therapeutics I

*as of March 1, 2002
(1) Corporate Officer
(2) Operations Committee
(3) Management Committee

Corporate Information                                      Pharmacia Corporation


Annual Meeting                                             Independent Public Accountants
The annual meeting of shareholders of Pharmacia            PricewaterhouseCoopers LLP
Corporation, a Delaware corporation, will be held          Florham Park, NJ
at 1:00 p.m. Central time on Tuesday, April 30,
2002, at the University of Chicago, Gleacher               Investor Relations
Center, Chicago, Illinois.                                 Security analysts, investment professionals and
                                                           shareholders should direct business-related
Stock Trading Information                                  inquiries to Pharmacia Investor Relations (888)
Pharmacia shares are listed on the New York Stock          768-5501.
Exchange (ticker symbol: PHA) and the Stockholm
Stock Exchange (ticker symbol: PHA). Monsanto              Trademarks
shares are listed on the New York Stock Exchange           All product names appearing in type form different
(ticker symbol: MON).                                      from that of the surrounding text are trademarks
                                                           owned by, or licensed to, Pharmacia Corporation.
Transfer Agent, Registrar, Dividend Disbursing
Agent and Direct Stock Purchase Plan                       Ambien is a registered trademark of Sanofi-Synthelabo, Inc.
Mellon Investor Services LLC
                                                           Camptosar is a registered trademark of Yakult Honsha Co., Ltd.
Regular Mail:
Mellon Investor Services LLC                               Pletal is a registered trademark of Otsuka America
P.O. Box 3315                                              Pharmaceutical, Inc.
South Hackensack, NJ  07606-1915
                                                           Vioxx is a registered trademark of Merck & Co., Inc.
Registered or Overnight Mail:
Mellon Investor Services LLC                               Journalists
85 Challenger Road, 2nd Floor                              Call Pharmacia Public Affairs at (908) 901-8770.
Ridgefield Park, NJ  07660
                                                           Pharmacia on the Internet
Shareholder Account Questions/Information:                 Our home page is located at www.pharmacia.com
Mellon Investor Services LLC
(888) 312-8333 U.S.                                        Corporate Headquarters
(201) 329-8660 International                               Pharmacia Corporation
or Account Access:                                         100 Route 206 North
www.mellon-investor.com                                    Peapack, NJ 07977
                                                           (908) 901-8000
Reports to the Securities and Exchange Commission,         (888) 768-5501
Investor Mailings and Latest News
For copies of the annual report, investor kits,
10-K and 10-Q filings and the latest company news
releases please call: (877) 768-6973 or access
Investor Information on our web site at
www.pharmacia.com.


                        72